Exhibit 99

# LEADING RESPONSIBLY

Delivering Quality Customer Experiences



Taking Banking to the Unbanked



Supporting Businesses



Enabling Smart Banking



Empowering Communities



HDFC BANK

Integrated Annual Report 2022-23

LEADING RESPONSIBLY HDFC Bank has solidified its position as a trusted financial institution in India. As a responsible leader, the Bank is committed to contributing to Nation Building. By mobilising financial resources and expertise, it actively participates in initiatives that fulfil individual aspirations, drive growth and social progress.

Delivering quality customer experiences With an unwavering commitment to customer satisfaction, we have created a reputation for providing seamless banking experiences, personalised solutions, and innovative digital services. We prioritise customer needs and strive to ensure that each interaction leaves a positive and lasting impression, strengthening our bond with customers. Supporting businesses Recognising that businesses are the backbone of the economy, we actively support their growth and development. Through tailored solutions, expert advice, and extensive industry knowledge, we help businesses flourish. Taking banking to the unbanked Beyond serving the existing customer base, the Bank is dedicated to take banking to the unbanked population and bring financial inclusion to the less privileged sections of society. Through various initiatives and partnerships, we extend our services to remote areas and economically disadvantaged communities.    By providing access to banking facilities, loans, and financial literacy programmes, we empower individuals and communities, helping them overcome financial barriers and build a more secure future. Enabling Smart Banking We are at the forefront of enabling smart banking. Embracing digital innovation, the Bank offers a comprehensive suite of online and mobile banking services, which make banking convenient, secure, and accessible anytime, anywhere. From mobile payments to seamless fund transfers and personalised financial management tools, we, at HDFC Bank, ensure that customers have cutting-edge solutions at their fingertips. Empowering communities As a responsible corporate citizen, the Bank goes beyond its role in the financial sector and actively contributes to community development. Through Corporate Social Responsibility (CSR) initiatives, we focus on education, healthcare, environmental sustainability, and skill development. By collaborating with NGOs, Government bodies, and local communities, HDFC Bank works    towards creating a positive impact on society, nurturing future leaders, and fostering sustainable development. Upholding highest standards While we create an unmatched experience for our customers and contribute to social upliftment, we conduct business in a manner that ensures ethical practices, transparency, and accountability. It involves considering the interests of all stakeholders, including customers, employees, shareholders, the Government and the wider community. Contributing to Nation building HDFC Bank’s responsible leadership is characterised by its unwavering dedication to delivering superior customer service, expanding financial access to the unbanked, supporting businesses for growth, enabling smart banking, empowering communities, and contributing to the Nation’s development.    With a vision for a bigger and brighter future, HDFC Bank will continue to Lead Responsibly, drive positive change and create value for all stakeholders. HDFC Bank Limited Integrated Annual Report 2022-23 1

Our Performance Balance Sheet Size Profit After Tax ( 24,66,081 K Cr) (K Cr) 44,109 +19.2% +19.3% Earnings Per Share    Deposits (K) (K Cr) 79.318,83,395 +18.6%+20.8% What’s Inside 12 Chairman’s Message We stand at the cusp of a New Era Advances Return On Equity (K Cr) (%) 16,00,586 17.4 14 Message from the MD & CEO +16.9% +50 bps The merger perhaps could not have been better timed Dividend Per Share Return on Assets ( 19 K) .0* (Average) 2.07 (%) 22 Business Segments Catering to the diverse needs of our customers through a wide range of products and services 28 Our Value Creation Model Driven by our purpose, we are committed to create value for our stakeholders *Proposed 2

20 **Financial Performance**

Continued to deliver profitable growth, further consolidating its leading position in the Indian banking space

30 **Stakeholder Engagement**

We engage in open and constructive dialogues with our stakeholders to understand their needs and expectations





74 **Environment**

We are deeply committed to environmental responsibility and understand the need to minimise our environmental footprint

## Overview

Leading Responsibly 1
About the Report 4
Highlights 6

## Introduction to HDFC Bank

Our Presence 8
Our Journey 10

## Our Performance

Chairman's Message 12
Message from the MD & CEO 14
Financial Performance 20
Business Segments 22
Commercial and Rural Banking 24
Tailored Digital Banking for All 26

## How We Create Value

Our Value Creation Model 28
Stakeholder Engagement 30
Materiality 34

## Our Strategy

Strategy in Action 38
External Environment 52
Risk Management 56
Business Continuity Management, Information & Cyber Security Practices and Data Privacy Measures 64

## Responsible Business

ESG Strategy encompassing Sustainable Finance 68
Environment 74
Customer Centricity 90
Future Ready Digital Bank 96
Social - People 104
Social - Community 118
Nation Building 138
Governance 144
Board of Directors 150
Senior Management Team 152
10 year Financial Highlights 154
Awards 156
Assurance Statement 157
GRI Index 162

## Statutory Reports and Financial Statements

Directors' Report 168
Independent Auditor's Report for Standalone Financials 218
Balance Sheet 226
Profit and Loss Account 227
Cash Flow Statement 228
Schedules to the Financial Statements 229
Independent Auditor's Report for Consolidated Financials 306
Consolidated Balance Sheet 318
Consolidated Profit and Loss Account 319
Consolidated Cash Flow Statement 320
Schedules to the Consolidated Statements 321
Basel III - Pillar 3 Disclosures 372
Statement Pursuant to section 129 373
Certificate on Corporate Governance 374
Corporate Governance 377
Business Responsibility and Sustainability Report 407
Shareholder information 445



Online version of the report can be accessed here

3

# About the Report

This Integrated Annual Report for 2022-23 sets forth the progress made by HDFC Bank ('the Bank') in delivering on its purpose. It describes how the Bank, as a responsible leader, creates value for all its stakeholders from customers, shareholders, investors and regulators to employees and society. The report extends beyond financial reporting and offers insight into the Bank's non-financial performance, risks, opportunities, and strategic priorities. It also includes information on the Bank's sustainability performance.

## Reporting principles and framework

The financial information presented in this report is in line with the requirements of

- The Companies Act, 2013 (including the rules made thereunder)
- The Companies (Accounting Standards) Rules, 2006
- The Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015
- The Banking Regulation Act, 1949 and other relevant RBI regulations

The report has been prepared in accordance with the framework prescribed by the International Integrated Reporting Council (IIRC) and also contains disclosures as per the Global Reporting Initiative (GRI) Standards (2021), Task Force on Climate related Financial Disclosures (TCFD), Business Responsibility and Sustainability Report (BRSR) and United Nations Sustainable Development Goals (UN SDGs).

There are no restatements of information provided in the integrated report during the reporting year.

## Materiality and scope

This report includes information which is material to all stakeholders of the Bank and provides an overview of its business and related activities. The report discloses matters that substantially impact or affect the Bank's ability to create value and could influence decisions of providers of financial capital.

In FY23, we undertook a materiality assessment in line with the requirements of updated GRI Standards 2021. Accordingly, we have evaluated the topics most critical to our business and stakeholders. The GRI Content Index, which specifies the GRI topics and disclosures made under them, has been provided in this report.

Read more on **pg 34**

## Reporting boundary

The non-financial information in this report covers the activities and progress of the Bank on a standalone basis.For environmental KPIs, our boundary includes our operations in India covering our Corporate offices (301), Currency Chests (33), Training Centres & guest houses (26), Data Centres (5), Branches (7,813, which excludes 4 overseas branches and DBUs) and ATMs (17,765 -Excluding CDMs) as of March 31, 2023.For social and governance related KPIs, our reporting boundary includes all our operations in India and abroad. It covers information pertaining to the period from April 1, 2022 to March 31, 2023. The last reports were published for the period April 1, 2021 - March 31, 2022. The Integrated Report for FY22 can be accessed here.

## Assurance statement

Select indicators in the Integrated report and BRSR have been externally assured by an independent firm, based on International Standard on Assurance Engagements 3000 (Revised) 'Assurance Engagements other than Audits or Reviews of Historical Financial Information' and International Standard on Assurance Engagements 3410, 'Assurance Engagements on Greenhouse Gas Statements'.

## Responsibility statement

The content of this report has been reviewed by the senior management of the Bank and is reviewed and approved by the Board of Directors to ensure accuracy, completeness and relevance of the information presented in line with the principles and requirements of the International Integrated Reporting Framework.

## Governance over integrated reporting process

The Integrated Annual Report is an outcome of an organisation-wide reporting process. The report's preparation involves interviews with cross-functional heads and the leadership of the Bank. It entails sourcing information from various departments and functions of the Bank and developing the report as per the IR framework. This effort is led by the CFO, CXO and Senior Management of the Bank. It entails several drafts and edits based on reviews to ensure Bank's performance is accurately captured. The CFO and the Senior Management oversee the approval process which is then presented to the Board of Directors for review, and it is also assured by independent assurance providers.

### Our Integrated Reporting Proces


Our purpose
Vision
We exist to help every Indian make better money choices, today and tomorrow
Values
Integrated thinking and delivery on our purpose
Risks
Identifying material matters
Opportunities
Short, medium - and long-term outlook
Devising our strategic priorities
Financial and non-financial targets
Board committees
Delivering on strategy
Leadership Team and Senior Management
Our integrated reporting process
Integrated Reporting (IR) framework
Report compilation
Reporting standards
Assurance model
Validating integrity of the report
Board and Senior Management review
Senior Management sign-off
Integrated report approval
Board approval

4

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

# Our Capitals

## Financial Capital

We maintain a strong discipline in managing our financial capital which enables us to generate consistent shareholder returns. Our financial resources include customer deposits, shareholder equity, retained earnings and external borrowings amongst others.

Read more on **pg 20**

## Intellectual Capital

We continue to take strides in leveraging technology to deliver seamless customer experiences, increase operational efficiencies and create a competitive edge for the Bank. Further our deep knowledge and expertise, robust systems, processes and procedures and the brand equity built in the HDFC Bank brand constitutes our intellectual capital.

Read more on **pg 96**

## Manufactured Capital

Our manufactured capital constitutes our pan-India distribution network of banking outlets, corporate offices, ATMS and other touchpoints facilitating engagement with our various stakeholders. It also covers our IT infrastructure and security as well as infrastructure development through CSR projects.

Read more on **pg 8**

## Human Capital

Our people are at the core of our business. We continuously strive to create an environment that brings out the best in our people to passionately serve our clients, deliver operational excellence and contribute to achieving sustainable growth.

Read more on **pg 104**

## Social & Relationship Capital

Building and maintaining trust-based relationships with our stakeholders is key to our continued success. We recognise our role as a domestic systemically important bank in nation building and persevere to contribute responsibly to the economy. Our holistic approach to nurture and maintain long standing relationships with our customers, trade partners, merchants and the community constitutes our social and relationship capital.

Read more on **pg 118**

## Natural Capital

The natural resources we consume to conduct our business and deliver our products and services constitute our natural capital. This includes energy and water consumed, waste generated and the impact of our business activities on the climate and the environment.

Read more on **pg 74**

# Our stakeholders

- Customers
- Government/Regulatory Bodies
- Community
- Employees
- Investors
- Suppliers

HDFC Bank Limited Integrated Annual Report 2022-23 5

Highlights Creating value for our stakeholders As a responsible leader, we are committed to creating long-term value for our stakeholders. Our business is driven by this unwavering pursuit, and we strive to provide comprehensive solutions that cater to the evolving needs and expectations of all our stakeholders. We believe in providing our employees with a fair and inclusive working environment, making a positive impact on our local communities, and complying with regulations in letter and spirit. Our strong financial performance serves as a foundation for our environmental and social responsibilities. It contributes to value creation for all stakeholders. Customers    The customer is at the heart of our business model. Our diverse customer base includes individuals, large and mid-sized corporations, financial institutions, Governments, PSUs, MSMEs, farmers, wholesalers, and traders. We prioritise providing exceptional and differential customer experiences across touchpoints and strive to meet their ever-evolving financial needs. Employees    Our people are the driving force behind our success. We foster an inclusive, merit-based work environment that inspires and encourages our employees to fully engage with their work. We aspire to be the preferred choice for talented professionals; and are proud to be certified as a ‘Great Place to Work’ for March 2023 to March 2024.    7,821^     L16,00,586Cr Branches**Total Advances** pg+16.9%* 90 8.28 Cr+ Customers **    31.2 Lakh+ Learning Hours in FY23 6

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

## Community

Empowering less privileged communities is a key priority for us. Through HDFC Bank Parivartan, we seek to drive sustainable and holistic development that can truly make a difference in people's lives.

**9.93 Cr**
CSR beneficiaries**

pg 118

**27 States**
in which CSR projects have been implemented

## Investors

Our goal is to deliver sustainable returns to our shareholders. We are committed to providing transparent and comprehensive disclosures that enable them to make informed decisions.

**₹44,109 Cr**
Net Profit

pg 20

**19.3%**
Capital Adequacy Ratio

**17.4%**
Return on Equity

**AA#**
MSCI ESG Rating

## Government/Regulatory Bodies

We collaborate extensively with the Government towards financial inclusion. We also facilitate the delivery of social programmes to the intended beneficiaries. Following the merger of HDFC Limited with HDFC Bank, we plan to contribute to the growth of affordable housing, as over half of our branches are in semi-urban and rural locations.

**15,921**
Total No. of Business Correspondents (BCs)

*Y-O-Y | ** As on March 31, 2023 | ^ Including 4 overseas branches and 4 DBUs | #As on April 25, 2023

HDFC Bank Limited Integrated Annual Report 2022-23 7

Our Presence Our unparalleled reach HDFC Bank has a comprehensive distribution network that spans rural, semi-urban, and urban areas across the country. Our nationwide presence not only enables us to serve our customers better but also supports our active participation in the Nation’s inclusive development agenda. We leverage the power of our 7,821 branches to enhance customer service and expand our reach to untapped and under-served markets. Our overseas branches and representative offices allow us to serve Non-Resident Indian (NRI) customers. Our pan-India presence Presence Our extensive network comprises branches, Business Correspondents (BCs), ATMs, Cash Deposit and Withdrawal Machines (CDMs), and merchants. Through our digital platforms and suite of innovative products, we are able to serve customers beyond the physical network. Further, as a part of the Government’s initiative to set up Digital Banking Units (DBUs) across India, we launched four DBUs to connect remote areas in Haridwar, Chandigarh, Faridabad and South 24 Parganas, West Bengal. These units help customers access banking products and services in an efficient, paperless, secure and connected environment. The human presence in these DBUs has built trust in these locations.    8

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

## International presence

The Bank has a global presence through its representative offices and branches across countries such as India (IBU GIFT City), Bahrain, Hong Kong, UAE, and Kenya. The range of products for its NRI clients include offshore deposits, bonds, equity, mutual funds, treasury, and structured products that are offered by third parties from the Bahrain Branch. In addition, our products for corporate clients include trade credits, foreign currency term loans, external commercial borrowings (ECBs) and derivatives for hedging purposes. As of March 31, 2023, the Bank's international business had a balance sheet size of US$7.68 Billion, and the advances made up 2.59% of the Bank's advances.


UAE
India (IBU GIFT City)
Hong Kong
Manama (Bahrain)
Nairobi (Kenya)

**Contribution of overseas branches to the Bank's total income in FY23**

**1.2%**

## ATMs + Cash Deposit & Withdrawal Machines' Network

| | ATMs |
|---|---|
| Metro | 7,757 |
| Urban | 5,123 |
| Semi-urban | 5,289 |
| Rural | 1,558 |

**Total ATMs + Cash Deposit & Withdrawal Machines**

**19,727**

### Driving CSR initiatives under HDFC Bank Parivartan

Our presence throughout the nation has allowed us to develop a thorough understanding of various regions, including semi-urban and rural areas. We leverage this to drive our sustainable development agenda and empower communities across the country, including the less-privileged sections of society.

**Lives impacted****

**9.93 Cr**

**Villages covered under our Holistic Rural Development Programme (HRDP)**

**3,399**



**Numbers are as of March 31, 2023 since inception

HDFC Bank Limited Integrated Annual Report 2022-23 9

Our Journey

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

# Major milestones

## 1994

**Housing Development Finance Corporation (HDFC) received an in-principle approval from the RBI to set up a private sector bank**

**Incorporated in August 1994 as HDFC Bank Limited**

## 1995

**Banking license received in January 1995**

**First corporate office and branch opened**

**IPO oversubscribed 55 times Listed on BSE and NSE**

## 1997

**Maiden dividend announced**

## 1997-98

**New logo launched**

## 1999

**Launched first international Debit Card in India in association with Visa International**

**Began its digital journey by launching online real-time NetBanking**

**First ever mega merger in Indian banking industry – Times Bank merged with HDFC Bank**

## 2000

**A Bank with many firsts**

First Bank to launch Mobile Banking in India

Launched first SMS-based Mobile Banking

## 2001

**Overseas listing**

Listed on New York Stock Exchange (NYSE)

**Became the first private bank authorised to collect income tax**

## 2002

**ISO 9001 certification for depository and custodial services**

## 2003-04

**First bank in India to offer Credit Card in 100+ cities**

**Touched 10 Lakh users**

## 2006

**Two new cards launched exclusively for women on International Women's Day**

## 2008

**Launched first overseas commercial branch in Bahrain**

**Merged with Centurion Bank of Punjab in one of the largest mergers in the Indian banking industry**

## 2010

**Launched 40% faster ATMs – first of its kind in Asia**

## 2011

**Growing market leadership**

Expanded customer base to become market leaders in Auto Loans, Personal Loans and Credit Cards

## 2012

**Launched MobileBanking App in Hindi**

**Launched premium Credit Cards for doctors**

**Launched a nation-wide sports initiative – Josh Unlimited, for employees**

## 2013

**The Bank's Sustainable Livelihood Initiative (SLI) crosses a milestone, impacting 20 Lakh households**

## 2014

**Sustainability established as a core value of the Bank**

**Created a new Guinness World Record for organising the largest single-day blood donation drive**

**Became market leader in issuing Credit Cards in 2013-14 with 55 Lakh+ Cards**

## 2015

**Launched its sonic branding i.e. Musical Logo (MOGO) to be used across multiple touch points**

**Launched PayZapp, India's first 1-click mobile-pay solution**

**Launched 10-second personal loan disbursement in the retail lending space**

**Concurrent QIP issue and Follow-on offering**

**₹9,723 Cr**

## 2016

**Launched Missed Call mobile recharge for prepaid mobiles**

**ATMs turned to LDMs (Loan Dispensing Machines)**

**Launched SmartUp programme for start-ups**

## 2017

**Introduced AI**

Launched IRA (Interactive Robotic Assistant) and became the first bank in India to introduce a humanoid for customer service

Introduced EVA chatbot - India's first AI-based chatbot to provide customer service

**Launched SmartUp Zones for start-ups**

**Launched EasyEMI on Debit Cards**

**Launched an all-in-one DigiPOS machine**

## 2018

**Next-gen MobileBanking App launched**

**Driving rural empowerment**

Signed MoU with government to financially empower 2 Lakh rural Indian villages through CSCs

## 2019

**Voted no.1 in India by customers in Forbes World's Best Banks Survey**

**BSE inks pact with the Bank to give a boost to the start-up platform**

**1 Million+ units of blood collected via HDFC Bank Parivartan's Blood Donation Drive over a period of 12 years, primarily from employees**

**Opened 5,000th branch**

**Marked the start of its 25th year**

## 2020

**Ranked India's most valuable brand (for the seventh consecutive year) by BrandZ Report**

**Launch of HDFC Bank Millennia range of cards**

**First ever leadership change (new MD & CEO takes over)**

**First-of-its-kind product launch:**
KGC-Shaurya card for armed forces

**Launch of contactless, consent-based customer on-boarding via video KYC facility**

**Deploying mobile ATMs during the lockdown**

## 2021

**Embarked on Project 'Future Ready'**

**Pledged to become carbon neutral by 2031-32**

## 2022

**HDFC Bank and HDFC Ltd. announce transformational merger**

**Launched SmartHub Vyapar - A one-stop merchant solution App for all banking and business solutions**

## 2023

**Launched a revamped PayZapp 2.0 payments app that provides customers with a seamless, intuitive user experience with enhanced security features**

**HDFC Bank and HDFC Limited merged with effect from July 1, 2023 creating one of the world's most valued Banks. This transforms HDFC Bank into a financial services conglomerate and completes our product suite through the addition of home loans.**

10

HDFC Bank Limited Integrated Annual Report 2022-23 11

Chairman’s Message We stand at the cusp of a New Era    Part-time Chairman and Independent Director HDFC Bank Limited Dear Stakeholders, Greetings! It gives me immense pleasure to present to you the Integrated Annual Report of our Bank for the financial year 2022-23. The year 2022-23 gone by was a momentous year in many ways. It was a year in which the world largely shook off the effects of the COVID-19 pandemic thus enabling Governments, businesses and people to rebound in their activities with renewed zest and make fresh beginnings and investments. At the same time, quite unexpectedly, it was the year when the world was buffeted by a surging geopolitical turmoil, burgeoning energy prices and inflation, and the inevitable tightening of the monetary    policies around the globe. Despite global headwinds, the Indian economy continued to demonstrate resilience. The runway for growth in India, predominantly driven by the country’s domestic consumption, remains immense. Global investors and India watchers have acknowledged the country’s macroeconomic and financial stability. For us at HDFC Bank, the year started with a path breaking announcement of the merger of our promoter, HDFC Ltd., one of the largest housing finance companies of India with the Bank. This merger was meant to, inter-alia, transform the Bank to a financial services conglomerate straddling key financial services and products, including housing loan, life and general insurance, and asset management amongst others. The merged entity would benefit from increased scale, comprehensive product offering, balance sheet resilience and the ability to drive synergies, enhance operating efficiencies and underwriting efficiencies, thereby leveraging the complementary strengths of both the organisations. This would enable the Bank to serve its customers in a significantly enhanced way with a bouquet of financial services. I am happy to inform you that the merger has now been completed within our estimated timelines and focus now shifts on capturing the full benefits of the synergies and    future proofing the Bank for the coming decades. The Integrated Annual Report being placed before you would once again demonstrate that the Bank has achieved over the past financial year, robust growth in its businesses with healthy financial performance and profitability, and it continues to be one of the best managed banks in terms of its risk management, non-performing assets, regulatory compliance and governance standards. This reflects the effectiveness of our governance culture and the supervision of the Board. Let me elaborate on these themes. Governance at the core At the Bank we accord tremendous importance to very high standards of corporate governance. This philosophy rests on the essential principles of independence, accountability, responsibility, transparency, fair and timely disclosures which have built credibility over the years. The various Committees of the Board met throughout the year giving them an opportunity to take stock of various aspects of critical importance to the Bank. These Committees enabled the Board members to perform their governance and supervisory duties and have an oversight on the performance of senior management. This ensured that your Bank would not be buffeted by sudden ebbs and flows of events. 12

    Introduction to OurHow WeOurResponsibleStatutory Reports and OverviewHDFC BankPerformanceCreate ValueStrategyBusinessFinancial Statements Review of the Bank’s performance and responsibility to society During the year under review, the Bank has delivered strong growth while asset quality remains one of the best in the industry. The details of our performance are captured across the report before you. It is important to reiterate that the Bank recognises its responsibility to the community and society quite seriously. This was reflected last year as we emerged as a leading contributor in Government schemes, particularly those which helped the nation emerge out of the pandemic. We were the largest participant under the Emergency Credit Line Guarantee Scheme (ECLGS) disbursing over C44,000 Crore and supporting about 1.25 Lakh MSMEs. In addition, the Bank continued to increase its exposure to the agricultural sector and weaker sections of society. The Bank’s Corporate Social Responsibility (CSR) activities and initiatives on Environmental, Social and Governance (ESG) parameters remain important focus areas for the Board. Future ready: adopting Information Technology I am happy to inform you that the Bank management is focused on result driven investments in IT and digital transformation of the Bank and the Committees of the Board spend considerable time in the evaluation of    the implementation of the IT strategy of the Bank. Over the last year we have focused on strengthening our core IT infrastructure in terms of high availability, capacity additions ahead of time, new Disaster Recovery site implementation, moving towards hybrid cloud architecture etc. All this enables us to ensure that we are able to run the Bank and provide our customers the convenience of availability of our services round the clock. Harnessing the Power of One During the last year, we indicated a timeline of 12 to 18 months for the merger process to conclude and we have completed the merger within the indicated timelines. Executing a merger of this scale and complexity would not have been possible without the immense support and co-operation received from the Government of India, Reserve Bank of India, Competition Commission of India, Securities and Exchange Board of India, Insurance Regulatory and Development Authority of India, National Company Law Tribunal and all the other agencies. They have helped us navigate through the complexities of this merger and on behalf of the Board of Directors of HDFC Bank, I extend a deep sense of gratitude to all of them. I would also like to thank Shri Deepak Parekh for the role he has played in nurturing HDFC and its group companies with great passion and commitment over four and a half decades. The Bank is now fully poised to take the benefits of the merger. The entities have formed an Integration Committee that has been working on various streams across businesses, IT, HR, Risk Management, Operations, Compliance, etc. to make the merger seamless and effective. We are also putting in place the strategy to ensure that the financial conglomerate that has emerged has in place adequate systems and processes to ensure adherence to the various regulatory regimes and a governance framework for meeting group wide compliance and risk management objectives. The shareholders and other stakeholders are now part of a world class financial conglomerate and we expect that by this time next year we would be well positioned to see the benefits of the Power of One. In conclusion, I would like to say that we stand at the cusp of a new era which will define our future; a future in which I have full confidence of demonstrating growth, stability and serving our burgeoning pan India customer base even better. Atanu Chakraborty Part-time Chairman and Independent Director HDFC Bank Limited HDFC Bank Limited Integrated Annual Report 2022-23 13

Message from the MD & CEO The merger perhaps could not have been better timed Dear Stakeholders, Warm greetings to you all. The year gone by was one in which the world moved away from the new normal to the normal. The pandemic is largely over. However, the after effects of decisions made during those trying and unusual times have left behind a lot of issues for the world to address. This includes higher inflation and resultant monetary tightening, and the regional banking crisis in Europe and USA. For us in India, we can see that our economy has been resilient and we as a country have managed these after effects pretty well, by the speed and scale of our vaccination and the deft economic and monetary policy initiatives by the Government and the Reserve Bank of India (RBI). Coming to our Bank, the year started with a path breaking announcement of our intent to merge HDFC Ltd. with the Bank. I am happy to report that the merger has come into effect from July 1, 2023. I will share further details on this significant milestone in our history, further down. Macroeconomic Environment A prominent global publication referred to the post-pandemic economy like the Mona Lisa. Each time you look, you see something different. It was felt that perhaps the world is simply more volatile. However, the good news for us is that India remained one of the fastest growing large economies in the world and an engine of global growth. We did not have to contend with such uncertainties. The Indian economy exhibited robust resilience in 2022-23 recording a growth of 7.2 per cent, which was the highest among major economies of the world. This achievement comes in a scenario where global economic growth is expected to moderate on account of monetary tightening in developed economies, the crisis in the US regional banking sector and the continuing war in Ukraine. India is predicted to grow around 6 per cent in the current financial year. This is lower than last year’s growth but is still much higher than what is projected for many developed economies. The recession fears in major economies and expected slowdown in export growth means that India cannot remain entirely insulated from global pressures. However, the domestic resilience as reflected in 2022-23 is an indicator that India is likely to withstand future headwinds. This brings me to the India story. Sashidhar Jagdishan Managing Director & Chief Executive Officer HDFC Bank Limited 14

    Introduction to OurHow WeOurResponsibleStatutory Reports and OverviewHDFC BankPerformanceCreate ValueStrategyBusinessFinancial Statements    HDFC Bank with its stronger digital platforms, digital journeys and physical branch network will have the ability to offer the home loan customer a complete bouquet of the Bank’s and subsidiaries’ products and services. The India Story What is the India story? It is a story of demographics, education, digitisation, rising incomes and aspirations and geopolitical developments coming together to give the country a once in a lifetime opportunity. It starts with demographics. About half our population is below the age of 35. India’s working age population (15-64 years) is expected to rise and peak close to 65 per cent by 2030 and thereafter stabilise. The proficiency of Indians in Science, Technology, Engineering and Mathematics (STEM) coupled with their felicity with the English language gives India a clear differentiator. Next comes the Government’s rollout of digital infrastructure—the largest such in the world. The result is that India has taken the lead when it comes to digital transactions. More than 40 per cent of these transactions are from India. This also fuels further aspirations as the Internet is a clear leveller when it comes to information. Through mobiles, laptops, PCs, and    social media, Indians have similar access to information in major cities and in the heartland. This in turn is being backed by increasing purchasing power with a per capita income of $2,000. So, the demand for consumer goods and financial services is expected to increase exponentially. The other consumption enabler is the Government’s rationalisation of income tax slabs which will put more money in the hands of people in lower income brackets. On the investment side, the increase in Government capital expenditure should crowd in private sector investment as well. Global geopolitical developments too favour India. All these create the necessary climate for India to get a much larger share of the foreign investment pie, emerge as a global production hub and become an $8 trillion economy in about a decade, from $3.5 trillion. Naturally, this also acts as an enabler for growth in financial services which is under penetrated and underserved. India’s housing story will also feed off this growth and the merger could not have perhaps come at a better time. The Merger Last year I had explained the rationale for the merger. To quickly recapitulate, this was an opportunity that we truly believed in. Buying a home is a family decision and an emotional one. This emotion is transferred to the home loan service provider and helps build lifelong bonds with the customer and his family. Also, only 2 per cent of our customers source their home loans through the Bank, while 5 per cent do it from other institutions. This itself is a huge opportunity. It is this bond with the customer that the Bank would like to build on. HDFC Bank with its stronger digital platforms, digital journeys and physical branch network will have the ability to offer the home loan customer a complete bouquet of the Bank’s and subsidiaries’ products and services. Savings accounts, personal loans, insurance cover, SIPs can all be bundled along with a home loan to create a compelling value proposition to the customer, that probably does not exist in the market at the scale at which this is envisaged. Going forward this is clearly going to be a game changer. As India grows, home buying across the country will only accelerate and emerge as a key driver of India’s GDP over the next decade, especially affordable housing. Investments in infrastructure are vital for India’s growth. A bigger balance sheet post-merger will enable HDFC Bank to take a larger exposure in infrastructure    HDFC Bank Limited Integrated Annual Report 2022-23 15

Message from the MD & CEO projects. This means we can participate more meaningfully in India’s growth story and contribute to nation building. In light of all this, the pace at which we aim to grow—we could be creating a new HDFC Bank every 4 years. The merger would of course not have been possible without the support and guidance of the regulatory authorities including RBI, SEBI, CCI, IRDAI, BSE, NSE, PFRDA and NCLT. I would like to take this opportunity to thank all of them. Now, to come to our performance. Our Performance As a Bank our performance has been consistent across business cycles. We have grown our Balance Sheet and Net Profit while maintaining our asset quality. Our Balance Sheet grew by 19.2 per cent to `24,66,081 crore and Net Profit increased 19.3 per cent to `44,108.7 crore. Net Interest Income increased by 20.6 per cent to `86,842.2 crore. GNPA decreased to 1.12 per cent from 1.17 per cent. We have been able to maintain a stable NIM at 4.1 per cent (4.3 per cent on interest earning assets) despite deposits growing by 20.8 per cent on account of low cost of funds. The Return on Assets (ROA) was 2.07 per cent while Return on Equity was 17.4 per cent. Our commitment to shareholders remained high with a proposed dividend pay-out of `19 per equity share of `1/- which translates to a dividend pay-out ratio of 24.07 per cent of the profits for the financial year ended March 31, 2023. I am pleased to state that the Bank’s performance continued to be robust during FY 2022-23 with sustained growth across the Wholesale, Retail and Commercial and Rural Banking businesses. In my letter to you in the last two years, I had highlighted my key focus areas. These are: improving technology resilience, a clear focus on three Cs: Culture, Conscience and Customer and building for the future. Let me now elaborate on these. Technology Update: HDFC Bank is today in the midst of a technology transformation exercise that focuses both on building the Bank of the future as well as running the Bank. For me, the focus on technology upgrade and digital transformation are central to achieving growth as well as excellence in customer service. We are focusing on two foundational aspects. First, transforming the Bank through new platforms and customer experiences offered by the best-in-class products and services through our digital factories. Second, running the Bank efficiently by reinforcing our core technologies with enhanced performance and resilience at scale, through the enterprise factory. Our digital transformation journey is being powered by building competencies within the Bank. The factory approach is focused on leveraging new-age tech such as AI/ML, cloud-native architecture, API-driven banking as well as pioneering industry-first initiatives through emerging technologies such as generative AI enablement across banking domains. Some of our flagship programmes focused on our customers are enumerated below: •    Our modernised PayZapp 2.0 arrives with a variety of quality-of- life improvements while offering convenience, security, and a wide array of payment options at customers’ fingertips. This will drive our acquisition of New To Bank customers. • SmartHub has grown into the preferred banking platform for merchants with over 1.5 million using the app, handling over 18 lakh transactions daily. •Our Bank One Program is a cloud-native platform powered by conversational AI & ML capabilities offering our customers a unified banking experience across channels. With multilingual bots covering ~40 per cent of customer interactions, the platform has significantly boosted efficiencies and reduced resolution times. •Our Acquisition Platform enables a smoother and more consistent customer experience for purchase of the Bank’s retail products on the Bank’s platforms and has facilitated more than 5 million products being availed by our customers. •Xpress Car Loan has evolved into India’s single largest digital loan platform for origination and disbursement with over 50,000 happy customers. •Smart Saathi, our most recent launch, digitally enables our network of Business Correspondents and Business Facilitators by providing them an omnichannel experience of our digital products. •The Bank has driven various industry- first innovations through programmes such as Digital Cattle Finance, Digital Rupee, OfflinePay, Digi-Passbook, exploration of AI / ML based data extraction and signature verification. •On the Corporate Banking front, the Bank hosts Corporate Banking eXchange (CBX) which is one of the largest corporate transactions platforms and a state-of-the-art Trade Finance platform. Our conscious effort has been to launch in small scale, listen to customer feedback, build acceptance 16

    Introduction to OurHow WeOurResponsibleStatutory Reports and OverviewHDFC BankPerformanceCreate ValueStrategyBusinessFinancial Statements through word of mouth before we fully scale. We will continue to invest in technology for improving our customer experience. Parallelly, our core technology is being reinforced through the power of cloud for improved resilience, scale, and agility. We have migrated our data centres to new state-of-the-art facilities in Mumbai and Bengaluru. We continue to focus on upgrading our infrastructure with an Active-Active architecture for greater availabilities and high-performance apps. The ‘Hollowing the Core’ programme is set to transform the way core banking is operated. Basis the investments made, we have seen a significant improvement in our resilience and uptime (basis both internal and external public sources) metrics. However, we are not perfect and we will continue to further strengthen our core IT infrastructure. Our competency factories are maturing into innovation labs and are increasingly partnering with the Government institutions and FinTechs to develop prototypes of the next wave of digital banking products. For instance, we are leveraging generative AI for structured and unstructured data extraction from documents, developing AI-based instant credit decisioning models and significantly improving fraud monitoring through real-time self-monitoring ML models. Attracting and developing the best engineering talent with new-age tech skill sets is a top priority for us to lead into the next age of neo-banking. The Bank is strategically positioning itself to capitalise on new opportunities which are poised to revolutionise banking and is making technology investments for the future. A steady growth of strategic investments in emerging tech and partnerships will ensure that HDFC Bank stays ahead of the curve    in driving innovations and industry benchmarks. Customer Centricity, Service First Culture and People Every decision of ours is an endeavour to increase the benefits it brings to our stakeholders. A service first culture has always been one of the anchors of the Bank’s growth story. It starts with taking care of our employees who in turn take care of our customers. I have personally travelled across the country in private buses, with colleagues across levels travelling with me. This has given me the opportunity to meet employees as well as customers across multiple locations in the country. These interactions have enriched my understanding and view of the locations visited and the myriad opportunities that exist in this vast country. I am energised by the talent and passion that our frontline colleagues display during these interactions and also give us enough ideas to work on. This is something I will continue. In order to institutionalise and measure a Service First Culture, we have implemented an at scale episodic bottom-up Net Promoter System (NPS). This allows us to get a real time customer feedback on their interactions with the Bank and helps us draw up plans to keep improving in the areas where we are still not up to the mark. I am happy to report a consistent increase in our Net Promoter Score for the Bank as a whole, year on year and this augurs well. I accept that we may not be perfect with our customer interactions all the time, and this is one area, I and the entire Bank are focused on improving day in and day out. We are digitising many of the Customer Service interactions at a fast pace and    I firmly believe that this will provide the impetus to keep improving our Service First culture. In addition, we constantly benchmark ourselves with our competition to learn and better ourselves. HDFC Bank continues to lead the overall brand NPS ranking (independent third-party survey) among 20+ competitors in the banking category for the second year in a row. We have also developed a unique Service Quality Index (SQI) for our key customer facing channels which measures the performance of these channels on critical customer service parameters and helps improve on the same. The complaints trend indicates that digital frauds are increasing, particularly targeting a vulnerable section of consumers. We are committed to help safeguard customers by way of increasing awareness amongst people and improving our technology tools. The initiative of Vigil Aunty to promote awareness amongst customers about cyber frauds has been well received and we would further invest in this area. In terms of technology investments to prevent frauds, the Bank has invested in wrapper, device binding, device assurance and multi-factor authentication and would continue to invest to protect our customers. As a Bank we are making progress on our Customer Service, but I believe that this journey has to be accelerated every year. More remains to be done and I am fully committed to improving our customer centricity further. A Service First culture is not possible without an organisational culture that acts as the foundation for the same. Let me dwell on this here. HDFC Bank Limited Integrated Annual Report 2022-23 17

Message from the MD & CEO Culture Culture defines the experience of each employee. Managers are in the unique position to represent the culture the Bank stands for. Talent, Potential and Capabilities can best be harnessed through an enabling culture. Towards this the Bank has adopted the managerial behaviour architecture—Nurture, Care and Collaborate. This encapsulates what we espouse in our Culture Framework – the HDFC Bank Way and translates it into simple behaviours that managers can demonstrate in their interactions with their teams. The Nurture, Care, Collaborate initiative that covered over 12,000+ managers in the previous year was extended to the senior leadership levels and over 6,000 new managers in FY 2022-23. The intent is to have all managers at the Bank equipped to fully live the cultural ethos of the Bank. I am fully conscious of the fact that there may be instances where some people managers might transgress our defined way of working. We have the resolve to nip this in the bud, both by way of training/counselling and appropriate action, to ensure that the same is not attempted by anyone else. Having said that, we have some distance to traverse on this front. We are taking concrete steps towards building an INCLUSIVE organisation, which will go a long way in reining in attrition in the coming years. The Bank has experienced an increase in attrition over the last financial year and a significant part of which was in the ‘non-supervisory staff’ levels (which includes Sales Officers). One reason that can be attributed towards this increase, is a post-COVID phenomenon, that may have prompted the younger workforce to recalibrate what they ‘want from their    lives’. This has led to increased attrition across all sectors. It is a reality that all major employers are grappling with, especially in the BFSI sector. However, we are cognizant that the experience of working with HDFC Bank can be better on several counts, especially culture. The Bank upholds RESPECT for ALL as a fundamental tenet in the way we work with each other and our customers. Listening is vital to understanding the sentiment of an organisation and thus we launched Pulse, a real time feedback platform for employees to share candid feedback. This platform is completely anonymous, and we’ve already launched 20 surveys to check the sentiment of the employees on topics like Work Life Harmony, Pleasant Parenthood, Future Banker Program and Onboarding Experience, to name a few. We continue to listen, learn, and act on the feedback so that we can improve our work environment and people practices in order to provide space for all our employees to excel, thrive and have a long, fulfilling career at the Bank. Skilling our people continuously is another important area that I am focused on. We challenge people with continuous job rotations and assignments outside of their core areas, along with on the job and specialised training where needed. We will continue to do more on this path. Building for the Future In the last two years, I have spoken about Project Future Ready, to catalyse, create and capture the next wave of growth. The following growth engines had been identified: Corporate Banking, Commercial (MSME) and Rural Banking, Government    and Institutional Business, Wealth Management, Retail Assets and Payments, to be driven by our delivery channels of Branch Banking, Tele-Sales/Service/Relationship and Digital Marketing. These can be categorised as Business Verticals and Delivery Channels. Underlying all this will be our technology and digital platforms. We have seen progress in our strategy. The Commercial and Rural Banking loans have grown by 29.8 per cent. Your Bank is today the largest SME Bank in the country and has grown this book by adhering to stringent underwriting standards. We have grown the Corporate and other Wholesale loans by 12.6 per cent while maintaining a healthy ROA. We have expanded our wealth management services to over 900 locations. Our domestic retail loans have grown by 20.8 per cent without compromising on asset quality. Our payments business continues to perform well, and we continue to enjoy a leadership position there. Branch Banking is the fulcrum of our customer relationships, and we believe that a physical branch is extremely important to customers especially in semi urban and rural locations. In FY 2022-23, we added a record 1,479 branches, a majority of which are in semi urban and rural (SURU) locations. We plan to add another 675 this year in SURU locations that will take the total number of branches in these locations to over 5,000. Overall, the Bank plans to add 1,500 to 2,000 additional branches during the year. The concept of phygital branches will help us to be agile in meeting customer needs through digital transactions and at the same time give customers a sense of engagement and security with a physical touchpoint. Going forward,    18

    Introduction to OurHow WeOurResponsibleStatutory Reports and OverviewHDFC BankPerformanceCreate ValueStrategyBusinessFinancial Statements the new branches, we believe, will be key to additional deposit mobilisation. An increasing customer base needs to be engaged and managed and our investment on Virtual Relationship Management is delivering on what we are building it for. Digital Marketing has helped increase the traffic by 35 per cent on our digital properties. The traffic has been harnessed leveraging advanced analytics and our new digital acquisition platform, resulting in direct business generation across all retail products of the Bank, selling directly more than 3.8 million products. I expect the pace of growth of this channel to further increase and also encompass practically all service interactions as we move forward. Our technology transformation initiatives coupled with our core enabling functions of Internal Audit, Credit and Underwriting, Risk Management and Compliance/ Governance continue to be integral to the health and growth of the Bank. Environment, Social and Governance Strategy (ESG) According to the United Nations, the world is now warming faster than at any point in recorded history. While this calls for global action, as a Bank we are contributing to this in our way. Two years back, we committed to become carbon neutral by 2031-32. We have formulated and are implementing a strategy towards achieving this with interim milestones. ESG is being made an integral part of our credit assessment process. Assessment of environment and social factors has been a part of credit diligence, particularly in project financing above a certain threshold    for many years now. This has been strengthened further through a comprehensive ESG and Climate Change assessment framework in corporate lending. This is still at an early stage as right now we are focused on increasing awareness among our corporate borrowers and understanding where they are in their ESG journey. Going forward, we would be looking to make it one of the key criteria in credit decisioning. In the last financial year, we have financed 6,110 MW of renewable energy capacity. Over 940 of our branches have been green certified and all our future branches will conform to green building standards. The overarching vision is in place for ESG, and we continue to make steady progress on this. Not only do we believe in leading responsibly but are also committed to being responsible social citizens. Through our CSR initiatives under Parivartan, we have potentially impacted over 9.93 crore lives. In FY 2022-23, around 500 projects were executed through 250+ Implementation Partners spread across 27 states of the country. The impact of our projects is tracked internally and externally through impact assessment studies. We continue to take affirmative steps towards being a more inclusive organisation. The Bank is committed to fostering Diversity and Inclusion. We have prioritised our focus on two aspects of diversity—Gender and Persons with Disabilities (PwD). Women comprising 25 per cent of our workforce by 2025 is an aspiration that we are actively pursuing. We have been steadily making progress towards this goal and 23 per cent of our colleagues are women. We continue to maintain gender equity with respect to pay, promotions and elevations. Good corporate governance is a product of culture and conscience, and this is vital for the long-term sustainability of the organisation. Our focus on compliance and assurance functions is unwavering and we continue to strengthen the checks and balances through these. Conclusion The year started with the announcement of the intent to merge with HDFC Ltd. This has now been concluded within the anticipated timelines. While this gives the Bank a strong runway for future growth, it also helps us contribute to nation building by helping more Indians buy a home and secure jobs. And yes, help the economy grow further. I end by expressing my heartfelt gratitude to our Board members for their guidance, supervision, unwavering support and belief in our abilities. Finally my gratitude to all my colleagues for their contribution not just for the year gone by but also for their efforts over the years, making the Bank count amongst the world’s finest financial institutions. Sashidhar Jagdishan Managing Director & Chief Executive Officer HDFC Bank Limited HDFC Bank Limited Integrated Annual Report 2022-23 19

Financial Performance Delivering consistent, profitable growth The Bank continued to deliver profitable growth, further consolidating its leadership position in the Indian banking space underpinned by our effective risk management systems, robust credit policy, and underwriting capabilities. We grew our balance sheet size by 19.2% in FY23, with a 20.8% increase in deposits and a 16.9% growth in advances. This was achieved through our extensive reach across our 7,821 branches including our Digital Banking Units. Our profit after tax grew by 19.3% while our asset quality improved further (GNPA at 1.12%).    The cost-to-income ratio increased by 3.5% over the previous year and stands at 40.4% for FY23. This is due to increase in operating expenses by 27.3% over the previous year. The increase is largely attributable to continued focus on expanding its network. The Bank added 1,479 branches in FY23. The core net interest margin remained steady at 4.1% on total assets. We remain well-capitalised which is reflected in our capital adequacy ratio of 19.3%. As a responsible    Total Balance Sheet Size L24,66,081 Cr As on March 31, 2023 +19.2% bank, we have built a substantial cushion against any adverse impact with a provision coverage ratio of 75.8%, up from 72.7% in the previous year. We continued to deliver value to shareholders, with an RoE of 17.4%. Our earnings per share (EPS) increased by 18.7% to H79.3, while dividend per share rose by 22.6% to H19.0 in FY23.    Net Profit L44,109 Cr As on March 31, 2023 +19.3% 20

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

### Balance Sheet size
(₹ CR)

| | |
|---|---|
| FY23 | 24,66,081 |
| FY22 | 20,68,535 |
| FY21 | 17,46,871 |

### Profit After Tax
(₹ CR)

| | |
|---|---|
| FY23 | 44,109 |
| FY22 | 36,961 |
| FY21 | 31,117 |

### Earnings Per Share
(₹)

| | |
|---|---|
| FY23 | 79.3 |
| FY22 | 66.8 |
| FY21 | 56.6 |

### Deposits
(₹ CR)

| | |
|---|---|
| FY23 | 18,83,395 |
| FY22 | 15,59,217 |
| FY21 | 13,35,060 |

### Advances
(₹ CR)

| | |
|---|---|
| FY23 | 16,00,586 |
| FY22 | 13,68,821 |
| FY21 | 11,32,837 |

### Return On Equity
(%)

| | |
|---|---|
| FY23 | 17.4 |
| FY22 | 16.9 |
| FY21 | 16.6 |

### Gross NPA Ratio

| | |
|---|---|
| FY23 | 1.12 |
| FY22 | 1.17 |
| FY21 | 1.32 |

### Return on Assets
(AVERAGE) (%)

| | |
|---|---|
| FY23 | 2.07 |
| FY22 | 2.03 |
| FY21 | 1.97 |

### Dividend per Share
(₹)

| | |
|---|---|
| FY23 | 19.0[2] |
| FY22 | 15.5 |
| FY21 | 6.5[1] |

[1] Basis RBI notification dated April 22, 2021
[2] Proposed

### Cost to Income Ratio

| | |
|---|---|
| FY23 | 40.4 |
| FY22 | 36.9 |
| FY21 | 36.3 |

### Rupee Earned FY23 (%)


12.4
1.7
2.1
16.1
1.9
65.9
Commission, Exchange, Brokerage
Other Interest Income
FX & Derivative Income
Income from Investments
Others
Interest from Advances

### Rupee Spent FY23 (%)


8.3
6.9
5.0
9.1
27.5
43.2
Tax
Provisions
Dividend
Transfer to Reserves
Operating Expenses
Interest Expense

HDFC Bank Limited Integrated Annual Report 2022-23 21

Business Segments Catering to diverse customer needs                Wholesale Banking The Wholesale Banking business of HDFC Bank caters to a wide range of clients including Large Corporates, Multinational Corporations, Public Sector Enterprises, Emerging Corporates, and Business Banking/SMEs. The Bank provides a comprehensive range of financial products and services such as loans, deposits, payments, collections, tax solutions, trade finance, cash management solutions, and even corporate cards. Through our products and services, we aim to act as a one-stop shop for various business needs of customers in this segment. The Bank also offers customised solutions to cater to the specific requirements of customers, along with providing dedicated relationship managers who serve as a single point of contact for all banking needs. With its extensive experience in serving the wholesale segment, HDFC Bank has built a strong reputation for delivering quality and reliable services to its customers.    Our offerings Loans and Deposits Working capital facilities, term lending, project finance, supply chain financing, export finance, trade credit and wholesale deposits. Investment Banking Capital finance through debt/equity capital markets, mergers & acquisitions, IPOs, private equity, venture capital fund raising, loan syndication and customised solutions. Other Banking Products and Services Forex & derivatives, custodial services, cash management services, letters of credit, guarantees and correspondent banking.    Retail Banking HDFC Bank’s Retail business is dedicated to serving individuals, salaried professionals, micro and small-sized businesses such as kirana stores, Self Help Groups (SHGs), and Non-Resident Indians (NRIs). The Bank’s goal is to create and customise products and services that meet the unique needs of this segment. Key products and services offered include savings and current accounts, loans for personal and business needs, credit and debit cards, digital wallets, insurance products, investment products and remittance services. The Bank strives to provide a seamless and convenient customer experience through digital solutions such as MobileBanking, NetBanking, and ChatBot support.    Loan products Personal, auto, home, gold, two-wheeler, small-ticket working capital, offshore, agri and tractor, healthcare finance, commercial vehicle & equipment finance, infrastructure finance and loan against securities. Accounts and Deposits Savings, Current and Corporate Salary Accounts, NRI Deposits, Fixed and Recurring Deposits Other products and services Credit, Debit and Prepaid Cards, Digital Wallets, Wealth Management Solutions, Kisan Gold Card. A distributor of Mutual Funds, Life, General and Health Insurance. 22

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

## Treasury

The Treasury department is responsible for safeguarding the Bank's cash and liquid assets, as well as handling its investments in securities and other market instruments. It manages the balance sheet's liquidity and interest rate risks and ensures compliance with statutory reserve requirements. It manages the treasury needs of customers and earns a fee income generated from transactions customers undertake with your Bank, while managing their foreign exchange and interest rate risks.

### Services offered to customers

Foreign exchange and derivatives' transactions, solutions on hedging strategies, trade solutions – domestic and cross border, bullion demands and others.

### Key functions performed

Manages the asset liability of the Bank, maintains a portfolio of Government securities in line with regulatory norms of RBI and others, manages the liquidity and interest rate risks on the balance sheet, and is also responsible for meeting statutory reserve requirements.

### Our Edge

We are the Preferred Banker of Choice across segments and this is enabled by:

- Delivery of best-in-class services through customised solutions, products and through optimum use of technology
- Strong product proposition for NRIs through branches in India and overseas
- Market leader in almost every asset category with best-in-class portfolio quality
- Pioneer and strong player in the digital loan marketplace
- Providing customers with a product suite across all asset classes for 'optimal asset allocation' depending on clients' risk profiles and goals
- Strong presence in Payments Business
- Being a market leader in Cash Management Services
- Open architecture, best-in-class portfolio quality and regular portfolio rebalancing
- Robust Risk Management practices across all businesses and activities
- Solutions for non-residents hedging needs in Indian markets
- Integrated trade and treasury solution for customers
- Primary dealer for Government securities

HDFC Bank Limited Integrated Annual Report 2022-23 23

Commercial and Rural Banking Emerging growth engine The Bank’s Commercial and Rural Banking (CRB) group was set up in May 2021 to cater to the needs of the Micro, Small and Medium Enterprises (MSME), emerging corporates, commercial agriculture, small and marginal farmers, healthcare finance, equipment finance and commercial transport companies. While these are different businesses, the common thread binding them is that they all have a huge footprint in Semi Urban and Rural (SURU) India. As has the Bank with about half its branches in SURU locations.    This vertical is also important as its disbursals help the Bank in meeting a large part of the Priority Sector Lending requirements, apart from it being a high Return On Assets (ROA) business group for the Bank. CRB has been identified as a growth engine and was the fastest growing vertical for the bank in the year under review. A wide reach across geographies of the country – district by district and understanding of local level business dynamics has helped it in achieving growth rates that exceed the industry average. HDFC Bank at present has 7,800+ branches of which over 6,200+ have loans outstanding to MSME customers. It is the leading lender to MSME segment in 12 states and among the top 3 in 20 states across the country. The Bank has been the largest contributor to ECLGS and CGTMSE scheme for the year. The sourcing model through branch channels, existing customer references, and direct connect allied to traditional prudence is one of the key reasons for containing NPAs.    A well-trained relationship team engages in frequent interactions with MSME customers for their overall banking requirements. They also cross-sell various products of the Bank and cater to the personal banking needs of promoters and family members. In the rural segment, the Bank is planning to expand its services to 2.5 Lakh villages in the next two years. It funds not only traditional agriculture but also allied activities. It is totally committed to furthering the Government’s agenda by supporting its various schemes be it AIF/FPO/ PMFME, and lending to small and marginal farmers. HDFC Bank is the leading player in the commercial vehicle and commercial equipment financing business with its share increasing considerably in the year ended March 31, 2023. This is a result of the Bank’s focus on gaining market share by expanding into deeper geographies and hiring more feet on street. Further, the Bank is working on an ecosystem to expand its business under the Transportation Finance business. The Commercial and Rural Banking vertical shall continue contributing to the Bank’s growth as well as the nation’s growth through its bouquet of products and services. 24

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

## Product suite

### Working Capital and Term Loan Assets

- Working Capital Loans
- Term Loans
- Supply Chain Management
- Project Finance
- Export Finance

### Investment Banking

- IPOs, Private Equity, VC Fund Raise, Loan Syndication
- Mergers & Acquisitions

### Transportation Finance Group

- Commercial Vehicle/Equipment Finance
- Tractor Finance
- Infrastructure Finance

### Trade Finance

- Bank Guarantee/LCs
- International Trade

### FX Advisory

Trade Flows & Derivatives

### Agriculture Finance

- Crop Loan/Farmer Finance
- KCC
- Dairy/Cattle Finance

### Liabilities

- CASA Accounts
- Fixed Deposits
- Salary Account



HDFC Bank Limited Integrated Annual Report 2022-23 25

Tailored Digital Banking for All Building a Future Ready Bank for the Digital Age Everyday banking Day to day banking, made simpler Simplifying customer journeys Unified payments experience    a first-of-its-kind    Fully digital, Convenience, safety,One-stop shop to online and digitalno-contact journeysand rewards in onemanage your cards Car Loan facilityneo-tech powered app    A digital distribution platform for business Omni-channelA phygital experience forcorrespondents and business facilitators customer touchpointassisted digital banking 26

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

## Serving our business partners

Seamless banking services for businesses, large and small

### Leveraging Ecosystems

**Dukandar Dhamaka**

Convenient funding option for MSMEs

### 360° Solutions

Fulfilling the everyday business needs of merchants

### Transformed corporate banking

**Corporate Banking eXchange (CBX)**

Enjoy secure, round-the-clock access to your organisation's bank account

### Digitising Trade

**Tradeflow**

Digitisation of trade processing platform

## Fortifying the backend

Reinforcing our core technologies

### Hybrid Landing Zone

Industry-first common landing zone across leading cloud service providers

### API Factory

Enabling strategic tech integrations at scale for sharper cross-sells while limiting changes to core systems

### HDFC Streams

Gearing up for the next wave of digital growth to handle 4 Billion+ transactions

### Data Lake

Migration of on-premise data warehouse to cloud for real time availability of data

### DC Migration

Migration to state-of-the-art facilities

HDFC Bank Limited Integrated Annual Report 2022-23 27

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

# Our Value Creation Model

**External Drivers**: Economic Environment | Government and Regulatory environment | Climate Change and ESG | Digital innovation in financial services | Data privacy and cyber security | Changing workplaces

## Our Resources

### Financial Capital
- Total Deposits – **₹18,83,395 Crore**
- Shareholder's Funds – **₹2,80,199 Crore**
- Borrowings – **₹2,06,766 Crore**

### Human Capital
- Employee base – **1,73,222**
- Learning and Development initiative – **31.2 Lakh+** Learning Hours in FY23
- Employee engagement initiatives
- Talent Management
- Culture Ecosystem

### Intellectual Capital
- Credit policy and underwriting skills
- Digital solution and factory, Enterprise Factory
- Risk management framework
- Implementation framework on carbon neutrality
- Migrated to state of art data centre

### Social and Relationship Capital
- Customers – **8.28 Cr+**
- CSR Spend (Refer Annexure 2 to the Directors Report)
- Aligning stakeholders to ESG
- Partnership with Government

### Natural Capital
- Total energy consumed – **1.98 million GJ**
- Paper waste recycled: **163.25 MT**
- **Renewable Energy Initiatives:**
  - Electricity procured through Green Tariff – **2,533.8 MWh**
  - Onsite Solar rooftops installed capacity – **238.5 kWp**
- Natural resource conservation initiatives
- E waste handled through authorized recyclers: **88.15 MT**

### Manufactured Capital
- Banking outlets, Business Correspondents (BCs) managed under CSC
- ATMs, Corporate office, data warehouse and others
- 947 branches Indian Green Building Council (IGBC) certified
- Certified green data center – Bangalore Data center 'Netmagic- DC3B'

## Our Purpose
We exist to help every Indian make better money choices, today and tomorrow

## Our Core Values
Operational Excellence | Customer Focus | Product Leadership | People | Sustainability


Business segments
Retail
Wholesale
Treasury
Branch operations
Underwriting and risk management
Investment management
Asset-liability management
Deposits
Customer services
Current and Saving Accounts
Collections
Lending
Future-ready Bank for the Digital Age

## Key Enablers
People & Culture | Effective Risk Management | Technology Robustness | Customer Service and Experience | At-scale Distribution | Commitment to ESG | Governance Beyond Compliance

## Strategic Pillars
*Underpinned by zero paper zero touch and ESG*

- Re-Imagining the branch channel
- Virtual Relationship Management (VRM)
- Leadership in payments business
- Technology & Digital
- Capturing flows from Government and Institutional Business
- Heartland - Commercial and Rural
- Retail Assets
- Corporate Cluster
- Digital Marketing
- Wealth Management

## Long-term Objectives
Increase customer base | Operational efficiency | Expand footprint | Omnichannel experience | Healthy asset quality | Access low-cost funds

## Outputs

**Total Deposits**
₹18,83,395 Crore
20.8%

**Total Advances**
₹16,00,586 Crore
16.9%

**Share of digital transactions in total transactions**
95%

**Net Interest Income**
₹86,842 Crore
20.6%

**Total Income**
₹1,92,800 Crore
22.6%

**Dividend Per Share**
₹19.0*

*Proposed
Y-O-Y

## Outcomes

### Financial Capital
- Net Revenues – **₹1,18,057 Crore**
- Net Profit after tax – **₹44,109 Crore**
- Return on Assets – **2.07%**
- Return on Equity – **17.4%**
- Cost-to-income ratio – **40.4%**
- Capital Adequacy Ratio – **19.3%**
- GNPA – **1.12%**
- Net NPA – **0.27%**

### Human Capital
- New Hires – **85,000+**
- Women in workforce – **23%**
- Employee engagement score – **83%**
- Profit per employee – **₹28 Lakhs**
- Employee expense staff cost – **₹15,512 Crore**

### Intellectual Capital
- Brand Valuation – **$31.16 Billion***
- **74%** of our acquisitions are digital
- Average customer uptime increased to **99.95%**

### Social and Relationship Capital
- Bottom Up NPS Score – **66**
- MSCI ESG Rating – **AA****
- DJSI score – **58**
- CSR Beneficiaries – **9.93 Crore**
- Certified Great place to work

### Natural Capital
- **Renewable Energy Initiatives:**
  - Emissions avoided through green tariff electricity – **1,799 $tCO_2e$**
  - Emissions avoided through onsite solar rooftops – **239.02 $tCO_2e$**
- Water Conservation structures developed* – **11,820**
- Cumulative underwritten amount towards renewable energy financing – **15,115 Crores**
- Solar lights installed* – **51,057**
- Reduction in Scope 1& 2 emission intensity – **11%**

### Manufactured Capital
- Total Banking Outlets – **23,742**
- Total Branches – **7,821** (Inclusive of Overseas Branches and DBUs)
- Total Business Correspondents – **15,921**
- ATM + cash withdrawal/deposit machines – **19,727**
- Cities/towns covered – **3,811**

*As per Kantar BrandZ Most Valuable Global Brands 2023
*Refers to achievement since inception till March 31, 2023
**As on April 25, 2023

**Risk addressed** | **UN SDGs**

Our Parivartan initiatives cover more SDGs than those covered here; please refer to our 'Social Communities' chapter for more details.

## Our Key Material Topics
- Transparency and Disclosure pg 147
- Digital Leadership pg 96
- Sustainable Procurement pg 82
- Employee Practices pg 104
- Community Wellbeing pg 118

Credit Risk | Market Risk | Compliance Risk | Operational Risk | Climate Risk | Liquidity Risk | Reputation Risk | Technology Risk | Cyber and Data Risk | Risk of spill-over from Subsidiaries

28
HDFC Bank Limited Integrated Annual Report 2022-23 29

Stakeholder Engagement Listening to our stakeholders At HDFC Bank, we engage in open and constructive dialogues with our stakeholders to understand their needs and expectations. It enables us to identify the issues that are material to creating value, as well as continue delivering innovative solutions. Stakeholder identification and prioritisation is crucial to meeting our sustainability goals and building trust with our stakeholders. We map our stakeholders based on their level of interest, influence, and impact, prioritise them based on relevance, and develop engagement strategies that meet their needs. We have established a robust governance structure to oversee our ESG approach, comprising the CSR & ESG committee of the Board and the ESG apex council, chaired by the Group Head of ESG. Under the aegis of the apex council, the ESG working groups drive the Bank’s ESG agenda. Focusing on ESG has    helped us enhance our reputation, attract customers and investors, and contribute to our communities well-being. We are committed to conducting our business in a sustainable and responsible manner, and will continue to advance our ESG agenda. Good customer service necessitates having an effective internal Grievance Redressal mechanism/framework in place. To address this, the Bank has a Grievance Redressal Policy – duly approved by its Board.    30

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements


OUR STAKEHOLDER ENGAGEMENT PROCESS
Identify potential topics
Define stakeholder groups
Stakeholder engagement and prioritisation
Revisit of material issues by the internal stakeholders
Revised materiality map



Guided by our Board-governed Corporate Social Responsibility (CSR) policy, we remain committed to creating value for marginalised communities in India. We will continue to implement well-structured programs and interventions aimed at improving their well-being and contributing to their sustainable development.

HDFC Bank Limited Integrated Annual Report 2022-23 31

Stakeholder Engagement

## Customers

### Channels of communication
- Online and postal communication
- Customer satisfaction surveys
- Customer feedback
- Regular interaction with customers

**Type:** Information, Consultation

**Frequency:** Continuous

### Key concerns and expectations
- Ease of transacting across channels
- Innovative technology applications
- Data security
- Advanced analytics

### Response and mitigation
- New products enabled by the Bank's digitisation strategy
- Making personalised recommendations through a Virtual Relationship Manager (VRM)
- Information Education Communication (IEC) activities on data security and privacy

#### Delivering value

We serve over 8.28 Cr customers through our extensive network of branches and ATMs/CDMs. We are making our infrastructure and services more accessible for people with disabilities. Our ATMs have voice-guided systems and Braille keypads to assist the visually impaired customers. We are increasing the number of ATMs with ramps for wheelchair users.

We aim to create awareness amongst our borrowers, thereby encouraging them to measure and disclose ESG KPIs, especially their emission footprint.

## Employees

### Channels of communication
- On-ground and virtual connect with employees by Human Resources
- Leadership and manager connect
- Engagement and Pulse surveys
- Employee connect initiatives like talent hunt, wellness initiatives etc. some of which also include their families

**Type:** Information, Consultation, Participation

**Frequency:** On-going/periodic

### Key concerns and expectations
- Employee engagement
- Culture and employee experience
- Employee wellness and safety
- Learning and Development (L&D)

### Response and mitigation
- Maintain high-level of ongoing employee connect and periodically obtain feedback through dipsticks and surveys
- Focus on various aspects of employee wellness through the HDFC Bank Cares initiative
- Strengthen focus on L&D by offering best-in-class learning resources and leveraging technology for enabling learner-led anytime, anywhere learning

We have a diverse workforce of over 1.73 Lakh employees across different locations. We are committed towards building an Inclusive work environment. Our effort is to assimilate all into 'HDFC Bank Way' which is the Bank's culture framework and thereby deliver a superior employee experience on an ongoing basis.

We strive to provide periodic training and updates on ESG to all employees, including the ESG committee members.

## Vendors

### Channels of communication
- Regular meetings
- Phone calls and surveys

**Type:** Information, Consultation

**Frequency:** Continuous engagement/ Annual performance review

### Key concerns and expectations
- Partnership
- Governance and ethical practices

### Response and mitigation
- Ensure timely payment for services
- Whistle Blower Policy to ensure good practices

We work closely with our vendors to promote the integration of environmental and social concerns, emphasising the importance of adding value beyond just economic gains. Our ESG policy framework ensures that vendors and suppliers comply with labour laws and human rights.

32

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

## Regulatory Bodies

### Channels of communication

- Regular meetings
- Policy updates and ministry directives
- Mandatory filings with key regulators

**Type:** Information, Consultation, Participation

**Frequency:** Continuous engagement as per requirement

### Key concerns and expectations

- Compliance
- Social security schemes
- Relevant national mandates

### Response and mitigation

- Compliance and ethics-oriented culture including formulation of relevant policy frameworks and enforcement thereof
- Awareness generation on the mandates by the Government of India

We ensure adherence to compliance standards set by the regulatory bodies. We are also complying with SEBI's mandate regarding Business Responsibility and Sustainability Reporting (BRSR).

## Investors and Shareholders

### Channels of communication

- Quarterly financial reports, press releases, results conference call and investor presentation
- Investor conferences, Analyst day, Investor days, interactions with shareholders and Annual / Extra-Ordinary General Meetings

**Type:** Information, Participation

**Frequency:** Continuous engagements/Quarterly/Annual

### Key concerns and expectations

- Compliance
- Governance and ethical practices
- Economic performance

### Response and mitigation

- Policies and demonstration of responsible business conduct

We continued to generate value for our 22 Lakh+ shareholders. The Basic EPS stands at ₹79.3 in FY23. Our Board has approved an ESG Policy framework, with ESG governed by the CSR & ESG Committee and driven by management committees and cross-functional working groups. We disclose our ESG performance in the Annual Report, ensuring transparency of our sustainable practices.

## Community

### Channels of communication

- Planning, meeting and exercises – Needs Assessment/Baseline/ Participatory Rural Appraisal
- Focused Group Discussions
- Consultative workshops
- Awareness sessions and field demonstrations
- Periodic progress reviews and monitoring

**Type:** Information, Consultation, Participation

**Frequency:** Continuous engagement/ Annual performance review

### Key concerns and expectations

- Poverty and drudgery alleviation
- Improvement in quality of education
- Appropriate resource management
- Environmental sustainability
- Improvement in community hygiene and sanitation

### Response and mitigation

- Holistic rural development programme
- Focused educational and skill development programmes
- Soil and water conservation
- Sustainable livelihood initiative
- Financial literacy camps

We are focused on bringing improvement in the lives of the community through our continued efforts in alignment with our CSR Goals across five thematic areas in a sustainable manner. Parivartan, our CSR brand, has impacted over 9.93 Crore lives across the country.

HDFC Bank Limited Integrated Annual Report 2022-23 33

Materiality

# Understanding our priorities

**To comply with the latest GRI Universal Standards 2021, we performed a materiality assessment in FY23 to discern and assess the issues that hold the utmost importance for our business and stakeholders.**

## Materiality mapping process

An initial list of 23 material topics was shortlisted based on stakeholder engagement, data analysis, and benchmarking against industry peers. Based on internal discussions and brainstorming sessions with our relevant stakeholders, we further shortlisted 16 topics which were subsequently shared with internal and external stakeholders through two sets of customised questionnaires. In the first stage, the responses within each group were consolidated to derive the priorities for the respective groups. In the next stage, the responses across different buckets were consolidated by assigning weights to each stakeholder group in consultation with our ESG team. The collective scores thus derived were then used to prioritise the topics assessed as Most important, Important and Less important.

Our materiality map was developed by consolidating the inputs provided by all our major stakeholders. The map highlights the crucial economic, social, environmental, and governance issues that are relevant to both us and our stakeholders. These changes in the material topics reflect our evolving priorities in response to stakeholder feedback:

### HDFC Bank's Material Topics

**Most important**

1. Transparency and Disclosure
2. Digital Leadership
3. Sustainable Procurement
4. Employee Practices
5. Community-wellbeing

**Important**

6. Sustainable & Responsible Financing
7. Financial Inclusion
8. Asset Quality
9. Greenhouse Gas (GHG) Emissions
10. Customer Satisfaction

**Less important**

11. Economic Performance
12. Compliance
13. Customer Privacy and Data Security
14. Climate Change Risks
15. Corporate Governance and Ethics
16. Systematic Risk Management

34

Introduction to OurHow WeOurResponsibleStatutory Reports and OverviewHDFC BankPerformanceCreate ValueStrategyBusinessFinancial Statements                HDFC Bank Limited Integrated Annual Report 2022-23 35

Materiality

| Priority Rank | Material Topics | Description | Capitals Impacted |
|---|---|---|---|
| 6. | Sustainable & Responsible Financing | **GRI topics:** GRI 2-22<br>At HDFC Bank, we have adopted an enhanced and more comprehensive "ESG & Climate Change Assessment" framework, as a part of the overall credit assessment for its wholesale corporate borrowers - replacing our erstwhile "SEMS Framework" and is applicable for all borrowers where the Bank's direct funded and non-funded credit exposure to the borrower exceeds ₹100 Crore. Further, the Bank is in the process of developing a "Sustainable Financing Criteria" Framework ("the Framework") using Bond Principles (developed by the International Capital Markets Association - ICMA) and Loan Principles (developed by the Loan Market Association - LMA) as the basis for identification of "Sustainable Finance Segments".<br>We believe in Responsible Financing and, as a rule, do not fund projects that have a negative impact on the environment, health, or safety. We want to make funding available for environmentally viable projects that help to mitigate climate change. To reduce our carbon footprint, we continue to invest in renewable energy and energy efficiency projects. Customers are also encouraged to make "green banking" decisions. | Financial Capital, Social & Relationship Capital, Natural Capital |
| 7. | Financial Inclusion | **GRI topics:** GRI 203<br>Financial inclusion is a pressing issue, and the banking sector bears the burden of serving the underbanked people in rural, semi-urban, and metropolitan India. We see this as an opportunity to broaden our reach and make our services and goods more accessible to the poorest people across the country. While we continue to focus on the Corporate Cluster and Government Business to increase penetration, our business segment of Commercial (MSME) and Rural Banking is well-positioned to capture the next wave of growth. | Financial Capital, Social & Relationship Capital |
| 8. | Asset Quality | **GRI topics:** GRI 2-24<br>The Bank's business strategy is comprehensive and flexible, especially with the intent of being risk-responsive and opportunity-aware. The Bank's business strategy encompasses offering a wide range of products and services and maintaining a healthy asset quality besides digitisation and others. | Financial Capital, Intellectual Capital, Manufactured Capital, Human Capital, Social & Relationship Capital, Natural Capital |
| 9. | Greenhouse Gas (GHG) Emissions | **GRI topics:** GRI 305<br>We recognise our responsibility to help mitigate the effects of climate change as we move toward a low-carbon economy. At HDFC Bank, we have been recording our GHG emissions since 2010, and will continue to track and report our carbon footprint. Recently, we have committed to become carbon neutral by FY32. We continue to incorporate and scale up the use of renewable energy and energy management measures in our operations.<br>Additionally, we recognise that climate change may have a substantial impact on our activities, and in this view, we have initiated steps towards implementation of TCFD recommendations. | Intellectual Capital, Manufactured Capital, Natural Capital |
| 10. | Customer Satisfaction | **GRI topics:** GRI 417, GRI 418, GRI 202<br>Customers are extremely important to us. Our customer-centric approach caters to their financial goals while providing insightful, relevant, contextualised, and hyper-personalised experiences to customers. We conduct satisfaction surveys on a regular basis to gather feedback on our products and services. | Financial Capital, Intellectual Capital, Social & Relationship Capital |
| 11. | Economic Performance | **GRI topics:** GRI 201<br>Economic performance is critical in order to maintain stability and a positive momentum. We strive to always provide our stakeholders with increased long-term value. Even in difficult economic times, we have performed admirably. This is accomplished through careful management and capital allocation strategies. | Financial Capital, Intellectual Capital, Human Capital, Social & Relationship Capital |

Financial Capital  Intellectual Capital  Manufactured Capital

Human Capital  Social & Relationship Capital  Natural Capital

36

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

| Priority Rank | Material Topics | Description | Capitals Impacted |
|---|---|---|---|
| 12. | Compliance | **GRI topics:** GRI 2, GRI 205, GRI 206, GRI 415<br>We operate in a highly regulated industry where compliance is non-negotiable. As applicable, all of our operations comply with legal, environmental, and social requirements imposed by regulatory organisations. | Financial Capital, Social & Relationship Capital, Natural Capital |
| 13. | Customer Privacy and Data Security | **GRI topics:** GRI 418<br>We work in a highly automated environment and use cutting-edge technology to support a variety of operations. We are guided by the Information Security Policy and the Cyber Security Policy. Further, an independent assurance team within Internal Audit provides assurance on the management of information technology-related risks. To mitigate information technology-related risks, we have implemented a governance framework, information security practices and a business continuity plan. Being in the service sector, Information Security and Data Protection are of utmost importance to us. An IT Director chairs the Board-level IT strategy Committee. To ensure customer privacy, we also follow the Banking Codes and Standards Board of India's (BCSBI) 'Code of Bank's Commitment to Customers' and Employee and Customer Awareness Procedures. | Financial Capital, Intellectual Capital, Manufactured Capital, Social & Relationship Capital |
| 14. | Climate Change Risks | **GRI topics:** GRI 201-2<br>We hold a diversified lending portfolio that covers a wide range of industries including power, heavy industry, and real estate. In compliance with the Task Force on Climate-related Financial Disclosures' (TCFD) recommendations, we have initiated the process of assessing our resilience to the physical and transition risks of climate change. We are also continuously strengthening our efforts to collect granular data and develop technologies for assessing climate risks and undertaking scenario analysis. | Financial Capital, Manufactured Capital, Social & Relationship Capital, Natural Capital |
| 15. | Corporate Governance and Ethics | **GRI topics:** GRI 2, GRI 205, GRI 206, GRI 207, GRI 415<br>Our Corporate Governance philosophy, articulated in our ESG framework, provides direction around the cardinal principles of independence, accountability, transparency, fair disclosures, responsibility and credibility in the way we conduct our operations. We follow the Indian Companies Act 2013, the Banking Regulation Act 1949, and the various regulations by RBI and SEBI, among others. The Bank's equity shares are traded on the National Stock Exchange of India Ltd, BSE Ltd, and its American Depository Shares (ADS) are traded on the New York Stock Exchange (the "NYSE"). The Bank complies with all requirements imposed by these regulatory bodies, as applicable. Our policies and guidelines demonstrate that good governance is ingrained in our culture. The Anti-Bribery and Anti-Corruption Policy as well as the Code of Conduct help us perform our operations in an ethical manner. | Financial Capital, Intellectual Capital, Manufactured Capital, Human Capital, Social & Relationship Capital |
| 16. | Systematic Risk Management | **GRI topics:** GRI 2-24<br>Through the effective use of processes, information, and technology, we have a multi-layered risk management strategy that identifies, assesses, monitors, and manages risks (credit risk, market risk, liquidity risk, interest rate risk, and operational risk). A Board-approved Stress Testing Policy & System, which is an integral aspect of our ICAAP (Internal Capital Adequacy Assessment Process), is part of our overall risk management framework. Stress testing involves employing a variety of ways to determine our vulnerability to excessive yet realistically stressful work conditions. In addition, we use an ESG & Climate Change Assessment framework which captures various aspects of ESG compliance and climate change risks/mitigants in relation to the borrower, and their business operations as a whole. Risk exposures are actively identified and reported to the appropriate levels of management so that risk mitigation actions can be implemented. The risk management function is independent from business and reports directly to the Managing Director. | Financial Capital, Intellectual Capital, Manufactured Capital, Human Capital, Social & Relationship Capital, Natural Capital |

Financial Capital | Intellectual Capital | Manufactured Capital
Human Capital | Social & Relationship Capital | Natural Capital

HDFC Bank Limited Integrated Annual Report 2022-23 37

Strategy in Action

# Our future-ready strategy

**India maintains its position as one of the fastest growing economies demonstrating its resilience amidst global economic challenges, inflationary pressures, and geo-political uncertainty.**

India continues to be underserved and underpenetrated in terms of financial services, presenting an exciting opportunity for growth in the financial services industry. We remain steadfast in our commitment to delivering consistent results by balancing quantity and quality. The Bank witnessed healthy growth across its three segments: Retail Banking, Commercial and Rural Banking, and Corporate and other Wholesale Banking while delivering consistent profitability and maintaining asset quality.

The Bank's long-term goal is to be the primary banker to customers and provide them with a wide range of products as well as build deep relationships. Our distribution footprint is expanding as planned with continued addition of branch network overlaying with our digital capabilities. Our Risk Management Framework has stood the test of time for over two decades and is one of our key strengths and differentiators. The merger of HDFC Limited and HDFC Bank should further enable the combined entity to enhance its engagement with customers and deepen customer relationships.


What we have
Onboarding
At-scale distribution
Robust risk management
Attractive macro-variables
Create incremental value
Growth strategy
Harness people capabilities
Customer engagement
The Next 3-5 Years
Customer service
Capture macro share
Continue technology excellence
Priorities to drive
Employee first
Customer first
Technology first
Power of the Group

38

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

## Well-positioned to create incremental value

Looking ahead, we believe our 10 strategic pillars will continue to drive growth. The Bank continues to transform itself into a deeper and engaged customer-centric organisation by focusing on key priorities to drive viz., employee first, customer first and technology first.


HDFC BANK
Customer acquisition
Delivery of products and services
Relationship management
Capturing flows from Government and Institutional (G&I) Business
Digital Marketing
HDFC Bank edge for Corporate Cluster
Heartland: Commercial and Rural
Retail Assets
Expanding Wealth Management
Leadership in the Payments Business
Technology and Digital
Re-imagining the branch channel
Virtual Relationship Management (VRM)
Customer Service and Experience
Strengthening Compliance
Effective Risk Management
Zero Paper, Zero Touch Operations
Culture
People Learning and Development

## Re-Imagining the branch channel

As we recognise the increasing shift towards digital transactions, we envision the transformation of retail branches into engagement centres. Rather than being solely transactional, branches will serve as platforms for meaningful conversations with customers. We aim to provide holistic, need-based financial solutions by leveraging our diverse range of products and services. To achieve this, we have identified the following strategic imperatives for re-imagining the role and architecture of Retail Branch Banking:


STRATEGIC IMPERATIVES
Micro market focused multi format distribution science
Customer Lifecycle Engagement
AI Analytics driven customer conversations (Next Best Action)
Service First
Customer life centric insight led propositions
Digital Transformation
Growth segments: Rural, Government

HDFC Bank Limited Integrated Annual Report 2022-23 39

Strategy in Action

## Micro-market focused multi format distribution

We are transforming branch banking into a multi-format model based on a granular micro market approach. This involves using a multi-variate model to identify high potential markets, considering factors such as population demographics, deposits and advances data, delinquency insights, climate risk assessments, and future trends. Branch formats may vary from full-service phygital branches to smart banking lobbies or digital banking units with self-service kiosks, as well as business correspondent-based models. Our approach has led to an 80% expansion in high potential pin codes. We closely track profitability and break-even for each format to ensure targeted investments and cost-effectiveness. By expanding our presence in identified locations through multiple formats, we not only increase our catchment area but also benefit from network effects. Therefore, we continue to invest in expanding our presence in identified locations through multiple formats.

### Medium-term Goal (in 24 months)

To have a presence in

- 711 Districts (Current as on March 2023: 697)
- 6,000 Cities/ Towns (Current as on March 2023: 4,080)
- Based on need-based and appropriate format

## Customer lifecycle engagement and AI driven customer conversations


What Can I Help You With?

We leverage our extensive branch network as engagement centres to have high impact conversations with the customer to partner with them over the long term. We source the right customers through a differentiated go-to-market approach and engage in need-based conversations, offering tailored product propositions. Our relationship management architecture ensures continuous nurturing and implementation of next best actions aimed at fulfilling customer needs. With a 'service first culture', we leverage robust analytics and AI to suggest personalised recommendations based on customer transactions and digital behaviour for services and products. This also allows for validation from the relationship manager which then results in recommendations for the next best action for each customer. Relationship managers are also equipped with real-time data for immediate next best actions based on customer interactions. We are now looking to enter the next leg of this journey by leveraging the account aggregator model and generative AI capabilities to ensure that we have the right proposition for the right customer at the right time.


Catchment Scoping
Need Based Customer Conversations
Acquisition Onboarding
Onboarding (Welcome, Immerse, Nourish)
Recommendations (Next Best Action, Service Next Best Action)
Relationship Management Architecture

40

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

## Digital-led service first organisation

We focus on voice of customer -led process improvements and digitisation. Some of the key improvements over the year include differentiated and priority servicing for senior citizens & HNW customers, real-time deliverable tracking and regular alerts to customers on processing milestones. We continue to embed and enhance customer digital journeys including Insta Service Journeys, in sales, service and operations. Mobile-first approach leveraging Aadhaar and 'Walk Out Working' (WOW) straight through journeys, are some of the initiatives that are helping us achieve significant benefits, in terms of improved customer experience. With a digital-first mission, we are unlocking operational efficiencies and cost savings while delivering customer delight. Going forward, we aim to build a paperless retail experience through a bouquet of customer-centric digital journeys that make banking simple.

BizXpress is a new offering for Digitising Business Customer Experience especially in the Wholesale and MSME space.

- HDFC Bank ranked no.1 for two consecutive years on relationship NPS
- 180+ self-service journeys on ChatBanking

**Approximately**

**6 Lakh**

**transactions processed through insta service journeys resulting in reduction of TAT from 3 days to < 3 mins**

## Rural business growth levers

We develop curated propositions to address the specific needs of semi-urban and rural (SURU) markets. Recently, we introduced 'Vishesh,' an industry-first rural-focused customer engagement management programme. It provides customised benefits like gold loan valuations, loan processing fee waivers, discounts on farm inputs, and access to agri-tech services. To expand our rural reach, we utilise business correspondents and innovative models like the Bank on Wheels. Additionally, we engage customers through financial literacy programmes and opinion leader engagements to foster deeper relationships and recognise their contribution to society through an acknowledgement initiative known as 'Samman Samaroh'. Collaborating with partners such as Farmer Producer Organisations (FPOs) and Micro, Small, and Medium Enterprises (MSMEs), enables active engagement with the entire ecosystem in a comprehensive manner.


VISHESH
Premier Banking for Bharat
Dedicated Personal Banker for all your banking and financial needs

## People capability building

All the aforesaid initiatives and re-imagined approach is complemented by a massive focus on our own People's capability building through a sharp and targeted strategy using Nurture, Care and Collaborate approach. We are investing in innovative ways of learning and capability development using internal and external partners and technology enabled platforms for learning and development.

HDFC Bank Limited Integrated Annual Report 2022-23 41

Strategy in Action Virtual Relationship Management We have strengthened our Virtual Relationship Management (VRM) channel to provide enhanced customer engagement and seamless service experiences. Our VRM strategy focuses on digital ease and personalised, need-based conversations. It is built on three pillars: Virtual Relationship, Virtual Sales, and Virtual Care. Virtual Relationship is an effective approach to cater to the needs of our managed customer base. Virtual Sales enables digital onboarding and KYC verification, and Virtual Care enables seamless customer service. Our Virtual Relationship Managers cover the entire customer life cycle including saving, investing, borrowing, transacting, and engaging. Leveraging an Omnichannel Engagement framework, data science-driven interactions, and a talented pool of well-trained Virtual Relationship Managers, we have an advantage in VRM. Our investments in technology have upgraded customer-facing solutions, such as Interactive Voice Response Systems and digital engagement platforms like Video KYC, offering a world-class virtual engagement framework. Our Virtual Managers are complemented with    various digital tools such as web chat with Eva (an Artificial Intelligence-based chatbot), and service assistance via Facebook Messenger. Employees and Customers are the capital for this business, and the Bank has invested heavily in training and development of its relationship managers. Training covers product knowledge, sales techniques, communication skills, compliance and regulatory requirements, and customer relationship management skills. With structured, secure, compliant, and automated systems, we ensure customer data privacy. Our VRM framework provides seamless 24/7 access to customers, aligning with global service standards. We offer automated interactive voice response (IVR) solutions in multiple languages, delivering a wide range of services. Through analytics-led product distribution, we strive to be the preferred bank for customers. Our Virtual Care approach is an extension of our customer-centric programme called ‘Infinite Smiles,’ aiming for customer satisfaction in every interaction. IVR offered in 12 languages Video KYC offered in 5 languages Capturing flows from Government and Institutional (G&I) Business Our efforts to grow the Government and Institutional business gathered further momentum this past year. The key pillars of growth for the business are: Dominance in agency business The Bank continues its dominance as an agency bank. We are the largest collector of direct taxes for CBDT1 in India and a leading bank for GST collections and customs duty. The Bank is now live for e-Freight collections for Indian Railways across all 16 railway zones in the country, and for disbursement of pension to retired railways officials.    Collaborating with Government of India Further, the Bank has also signed a Memorandum of Understanding (MoU) with the Ministry of Defence, Government of India, for offering SPARSH (System for Pension Administration) related pension services. The Bank was also empanelled by the Small Farmers Agri-business Consortium (SFAC) to extend its banking services beyond its farmers and traders on the Electronic National Agriculture Market (eNAM) platform. Offerings will now extend to third party service providers, e.g., cold storage operators, supporting procurement activities at mandis.    1 Controller General of Accounts, March 2023 42

    Introduction to OurHow WeOurResponsibleStatutory Reports and OverviewHDFC BankPerformanceCreate ValueStrategyBusinessFinancial Statements Disbursing funds    to the last mile The flow of funds from Finance Commission welfare schemes and Centrally Sponsored Schemes are tracked at all points of distribution down to the beneficiary level. This execution approach has helped the Bank increase its market share in Government business to more than 35% this year. The Bank continues to contribute to the implementation of Government schemes across states through Single Nodal Agency (SNA) and Central Nodal Agency accounts held by various Government departments across the country. Second largest disbursing bank for the Public Financial Management System (PFMS) processing more than I75,000 Crore under various schemes. Digital solutions—A key driver of Government and Institutional business The growth in Government and Institutional business was enhanced by offering value-added digital solutions. A solution penetrated account maintains two to three times the average monthly balance versus a non-penetrated account. For example, a gram panchayat enabled with solutions for tax collections has deposit value of 6.5X versus a non- solution penetrated account. Likewise, an education institution has 30X the value when it is enabled with solutions for collections, and pay-outs.    Launching new digital products Our CollectNow is an industry-first comprehensive collections solution that offers more than 15 online and offline collection options. It also provides unique benefits such as a single form for on-boarding, single settlement cycle for cards, UPI and other online offerings. Customers receive a single pay out report making reconciliation easy. The FARSight dashboard created by the Bank, especially for its Government and Institutional customers, is a user- friendly tool allowing them to slice and dice transaction data, monitor assigned limits, and check balances for various accounts under the multi– level parent child set–up.    Investing for the future Keeping in line with its commitment to create a level playing field for retailers across the country, Your Bank has made an investment in the Open Network for Digital Commerce (ONDC). This will widen their access to market by enabling them with digital real estate. The Bank is committed to scaling this initiative by launching products that enable commerce through this new protocol. The Government and Institutional business has a multiplier effect on both the assets and the liabilities of the Bank. With the growing emphasis on digitisation of transactions and the Government’s drive towards transparency, we recognise the immense opportunity in this segment. Leadership in Payments Business Our Payments Business is a fully integrated enterprise that encompasses the core functions of issuance, acceptance, and consumer finance, enabling us to cater to the unique needs of every customer segment. We maintain a prominent presence and hold a significant market share in the payments ecosystem across all three functions. The payments business also delivers significant value to the bank due to sheer number of customers it caters to. This provides us the opportunity to deepen relationships with existing customers and expand the market by engaging with new to bank and new to credit customers. Fundamentally, the Bank adopts an ecosystem approach to payments, wherein the customers access our payment space and are leveraged to build liability business as well as drive sticky profitability in the asset business.    Issuance business provides extensive range of payment solutions to the customers in every segment. We have grown significantly across Credit Cards, Debit Cards, Prepaid Cards, PayZapp Wallet, EMI and EPI/Direct Pay. Acceptance business is all about building the core network connecting the entire payment ecosystem and receipts business. Our full suite of online and offline payment solutions consists of Payment gateway, UPI, EPI, SmartHub platform, POS/M POS, QR Code and Scan & Pay, among others. Within acceptance business,    HDFC Bank Limited Integrated Annual Report 2022-23 43

Strategy in Action •    No. 1 in Credit cards: 28.6% Market share • No. 1 in Commercial Cards •No. 2 in Debit Cards: 17% Market share Merchant Acquiring business provides the railroad for banking solutions and payment offerings to the largest customer segment – MSMEs. Consumer Financing consists of lending at the point of sale i.e. the EMI business, and this business feeds off the acceptance and issuance business. We fund both during purchase and post purchase transactions through cutting-edge offerings such as Cards EMI, Buy Now Pay later (BNPL), digital loans, Smart EMI – Credit, Smart EMI – Debit and inventory finance, among others. We have a comprehensive 360-degree core payment strategy comprising six pillars to continue to be leaders in the payments space. We focus on quality and scale of the portfolio    •No. 2 in Overall Consumer finance •No. 1 in CC EMI—44% Market share •No. 1 in DC EMI—Online Market share •CD Market share 10% through a diverse customer base, healthy channel mix and sourcing across geographies including semi-urban and rural. Over the last few years, we have built competencies in deep portfolio engagement through regular interactions, providing more use cases, cross-sell and management of attrition. Our platforms such as SmartHub and PayZapp 2.0 have provided a differentiated experience to the customer since their launch. More than 1.5 million merchants are using SmartHub Vyapar for their various business needs. The PayZapp 2.0 has seen a phenomenal response with more than 1.1 million customers within 45 days of its launch. It provides unified experience across contactless payments, QR-based payments, UPI payments, and BNPL. •No. 1 in Offline Card Acceptance: 46% Market share •No. 1 in Online Card Acceptance: 47% Market share •UPI (P2M): 12% Market Share •EPI: 25% Market Share In the past year, HDFC Bank has experienced remarkable Y-O-Y growth of 70% in both value and volume for its UPI service. This consistent upward trend highlights the Bank’s success. We are actively improving our core technology to handle the growing volumes by implementing active-active design and cloudification. Additionally, we are preparing to introduce UPI Lite, which will have the ability to facilitate offline transactions. Taken together, the spends on Debit Card, Credit Card and direct account debits account for approximately 26 Lakh Crore of volume processed on the Bank’s network. In addition, we are poised for healthy growth in the segment with about 66% of our incremental cards issued to new to    44

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements


Core Payments Strategy
Scale & Quality sourcing
Best in class Product
Comprehensive Portfolio management
Platformication & Partnerships
Digital
Service & Customer Experience

credit card customers and 55% of our sourcing is from deeper geographies. This signifies the focus and work that we have done on expanding the base to ensure continued growth.

Customer delight is at the core of the strategy enabled by high service quality standards and rapid digitisation of processes which deliver a seamless experience. We are on the verge of launching a digital card platform which is mobile-based and on cloud offering the agility and nimbleness to change products with quick turnaround. We have also commenced work on ONDC wherein we want to create a prime mover advantage through linking it with SmartHub and PayZapp. This will expose our large base of both merchants and customers to a common marketplace enabling a one-stop experience for both. We continue to work designing such best-in-class offerings that not just cater to the needs of the customer, but also play into our overall ecosystem-based strategy that make banking simple.

## Technology and Digital

Our Technology and Digital (tech and digital) pillar is both a key enabler as well a key driver for our future growth. Our approach is to leverage tech and digital to strengthen the key differentiators of the Bank and continue to run and build a future ready Digital Bank. This includes enhancements in distribution, acquisition, customer engagement, underwriting and operations.

We are operationalising this approach through four key streams:

1. Transform the Bank – Building new capabilities and platforms
2. Run the Bank – Modernise the legacy systems


HDFC Bank differentiators…
…further strengthened by Digital
Deep Distribution
Enable channels for assisted/ unassisted acquisition, transactions & service; reach rural India
Acquisition Scale
Improve onboarding experience; enhance productivity
Customer Engagement
Multi-channel service & engagement; anywhere, anytime, improve customer satisfaction
Underwriting
Leverage internal, external and alternate data for underwriting: expand the market
Operations Efficiency
Make processes touchless, zero error & safe; reduce cost-to-income
Building a future-ready Digital Bank for India

HDFC Bank Limited Integrated Annual Report 2022-23 45

Strategy in Action 3.    Building competencies/CoEs – Developing engineering capabilities 4. Nurture Tech Talent- Develop the right talent pool The first two streams focus on building the line functions through building customer-facing neo banking experiences and frictionless journeys backed by a resilient core and a cloud native architecture built for scale. While we still have some way to go, we are already seeing the benefits of the investments in these streams through some of our success stories across    the digital launches like PayZapp and SmartHub Vyapar. For more details refer pg 99. The subsequent two streams focus on building the right competencies in terms of development factories and people capabilities. The intent is to build a tech thought process for rapid technology adoption. We have taken various initiatives such as AI enablement, instituting innovation lab to create rapid prototypes and investments in low code/no code platforms to enable automation at scale. In addition, we are also leveraging cloud technologies to enhance operational efficiencies and    deliver uninterrupted services to our customers. This involves, hollowing the core, building active-active architecture and branch transformation efforts. For more details refer pg 98. In conclusion, our Bank’s technology and digital vision play a vital role in driving our future growth. We remain dedicated to staying at the forefront of technological advancements, fostering a culture of innovation, and developing the right talent to drive our tech and digital initiatives. By doing so, we are poised for continued success, enabling us to deliver exceptional value and experiences to our customers in an increasingly digital world. Heartland: Commercial and Rural Under the Commercial and Rural Banking (CRB) segment, our aim is to support the growth and success of Micro, Small, and Medium Enterprises (MSMEs) by providing access to credit and other financial solutions and services. We cater to MSMEs in manufacturing, exports, employment, retail and trade, supply chain network, infrastructure, commercial agriculture, commercial equipment and transport and healthcare businesses. We are    Business •Top MSME lender •“Best SME Bank” award FY22 Asiamoney and Euromoney •Top Financier in the CVCE space •Top in Vostro/Remittance business committed to resolving challenges such as limited credit access, high borrowing costs, and collateral constraints that are faced by this sector. Our lending activities under this segment play a significant role in meeting our Priority Sector Lending (PSL) obligations. The CRB segment not only contributes to profitability of the Bank but also aids in achieving its inclusion goals, with over 70% of the core PSL for the Bank as on March 31, 2023 contributed by the CRB group.    Inclusion •Highest ECLGS Disbursement •CGTMSE award “Best Guarantee Coverage FY23” •Top achievement in AIF campaigns •#1 Private Bank in Stand up India Business Metrics—FY23 Asset Growth~30% Pre-tax ROA>3% PSL>80% Self Funding~100% Gross NPA~1.5% The goals in CRB are three-fold.—To increase PSL lending, to grow the book and to generate income along with maintaining portfolio quality. Our Bank’s PSL lending comprises 46% of our total book of which 36% is organic. CRB group has been clocking an average of approximately 29% Y-O-Y growth for the past eight quarters, with a GNPA of 1.5% which is one of the lowest in the industry. We have in place a robust growth strategy for all our major offerings. In MSME segment, we already have a strong presence across all states, with a leading market share in 13 of them. We are now building in granularity by targeting district-level leadership. 46

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

We continue to pursue agricultural financing and consider the portfolio an important wallet generator for the Bank in the future. We see this potential as trends shift from pre-crop working capital financing to agri infrastructure financing. Further as envisioned, we have built a strong portfolio of diverse offerings across high income agri products such as dairy and horticulture. Under agriculture finance, we currently have a presence in 1.65 Lakh villages and we aim to reach 2.25 Lakh villages by the end of FY24.

We are currently the no.1 in the transportation finance business. We aim to grow this multi-fold by offerings in new and under-penetrated equipment category as well as non equipment financing. We will do this by leveraging our strong OEM relationships, common distribution channels, geographies and customer base across our existing portfolio and presence.

Digital journeys and digitisation is a key enabler for growth in this segment. We continue to digitise a major part of CRB business. We are digitising customer touchpoints, document collection processes, sales service and others, encompassing the entire customer journey at the Bank. We have enabled self-service digital capabilities across all our branches. Going forward, we aim to build capabilities for digital underwriting through data management and APIfication.

The segment that the CRB group serves has a tremendous market potential and the Bank is in an excellent position to capitalise on this opportunity through our extensive reach, innovative capabilities and digital prowess.



## Retail Assets

Our Retail Assets strategic pillar has three key tenets for future growth. Our strategy is to continually enhance digital offerings across all our retail assets to do this at prices attuned to our risk appetite and to consistently maintain our portfolio quality at high levels.

Our retail assets portfolio consists of both secured and unsecured lending products such as auto loans, personal loans, gold loans, loans against property and other retail loans. Our focus is to provide customer delight through in-house solutions that provide us a competitive edge. Our key indigenous digital products such as Xpress Car loans, 10 Second Personal loans, Digital loan against shares, and Digital loan against Mutual funds, among others, enable not only our existing customers but also new to bank customers to avail loans in a seamless manner. While we continue to innovate and enhance our digital offerings, we have ensured robust analytics and risk management capabilities to back these offerings. Risk Management is at the core of our product offerings; further there are

HDFC Bank Limited Integrated Annual Report 2022-23 47

Strategy in Action robust underwriting mechanisms in place to support our lending decisions. We ensure prudent pricing across all products factoring in the risk. In addition as we increase the breadth of our offerings, we are also conscious of the quality of the portfolio we build. A large portion of the customers we target have a credit score above 760. Our delinquency levels are one of the lowest in the industry despite being the market leader in most segments. We have built-in processes and controls and invested in our branch network to manage the risks associated with    loans. We have taken specific steps in this regard with the intent to grow our Gold Loan portfolio. Going forward, we are looking to tap into Government employees as a major target segment for our products, and are also excited about the New to Bank (NTB) 10 sec loans to be launched in the coming quarters. As we move forward with the merger, we aim to capitalise on and retain the strengths of HDFC Limited combined with the strengths of the Bank to ensure a best-in-class home loan offering. This combination gears    us to becoming the primary banker to customers across their financial lifecycle through the power of bundling. On the personal loan front, we aim to build the business further through a focus on digital offerings, appropriate target market identification and cross-selling to HDFC Limited customer base. The way forward for us is to continue to offer loans seamlessly across geographies, expanding our reach in semi-urban and rural markets for deeper penetration and maintain our leadership in urban areas and cities. HDFC Bank edge for Corporate Cluster Corporate Banking remains a steady contributor to our growth and profitability. Our customer base spans from prominent large business houses, multinational corporations (MNCs), manufacturing and service sector companies to public sector enterprises and financial institutions, amongst others. Our focus is on    holistic corporate engagement and serving them by extending credit as well as by offering banking products and solutions that assist corporations in managing their entire financial business cycle. Our corporate touchpoints encompass the gamut of their banking needs including working capital and term loans at the inception of a project, operational solutions such as cash management, supply-chain integration, international trade financing and payment solutions such as tax    management and payroll management. Our comprehensive range of products and services along with our relationship approach provides us with competitive advantage.    The corporate loan book has grown by about 12% on a y-o-y basis. While we focus on growth, we ensure pricing discipline and are selective in the exposures we undertake. We have a well-diversified book across multiple industries. The average rating of the book is between AA to AA+.    Employees    • Trade Salary Empanelment•Cross Border Transactions    48

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

## Key Growth Drivers

### Leveraging Existing Relationship
- Assessment of potential products
- Effective solutions for gaining wallet share

### New to Bank Acquisition
- Targeting MNCs
- Engaging with Corporate Group companies
- Geographical expansion

### Liability Strategy
- Focus on underlying float products
- Improving share of wallet of transaction banking
- Pooling bank to the Corporates

### Yield & Spread Improvement
- Tight liquidity expected
- Continue to be selective on assets
- ~90% floating book

### Creating Vertical focus
- Large Corporate Coverage (LCC)
- Public Sector Undertaking (PSU)
- Multinational Companies (MNCs)

We endeavour to leverage our strong relationships with existing customers to increase our wallet share. This entails deepening share within existing products as well as designing effective solutions across their needs to increase their product holding. In addition, we are also focussing on new to bank acquisitions through engagement with large corporates, targetting Government undertakings and MNCs to expand our reach. We aim to capitalise on the Government infrastructure push and production-linked incentive scheme (PLI) which will open up incremental opportunity for the banking sector. We have also put in place a liability strategy to improve wallet share through our transaction banking, viz, cash management, payments, and trade solutions. Supply chain financing is also a key growth driver for the Bank. We are bolstering this through the use of technology such as our supply chain platform that acts as a one-stop shop for transaction needs, as well as the development of need-based offerings.

In the current year, we have embarked on strategic digital transformation to further widen and deepen wallet share from Corporates by enhancing Employee Experience (EX), Customer Engagement (CE) and creating an ecosystem for seamless banking. We are enhancing employee experience through the launch of platforms enabling an end-to-end journey for the relationship managers, actionable analytics, pricing intelligence and dashboard automation. On the customer front, we are shifting from a product focus to an ecosystem approach and investing in enabling ERP integration across functions. Through these initiatives, we are re-imagining the corporate cluster to function as a digital corporate bank. We believe the runway is long and our aim is to serve Corporates with the entire gamut of products and services and capitalise on the benefit of synergies across our Bank.



HDFC Bank Limited Integrated Annual Report 2022-23 49

Strategy in Action Expanding Wealth Management Wealth Management holds significant importance for the Bank, and we have prioritised catering to the Super Affluent and Mass Affluent customer segments to drive growth. It’s worth noting that a significant portion of wealth in India is spread across not just the top 30 cities but also beyond them. Further the growth in annual income at all levels is a huge opportunity for Wealth Management. To tap into this potential, the Bank is actively working towards expanding its wealth relationship team and extending its presence in B30 (beyond top 30) cities through a hub and spoke model. In the current year, the Bank grew its reach and is serving 1.41 Lakh customers across 923 locations with an active AUM of exceeding H4,30,000 Crore including MF AUM of H73,000 Crore. By FY24 we plan to reach more    than 1,200 locations across India. We will be serving our customer segments through any of the touchpoints best suited to their needs, which includes physical, virtual, or digital engagement channels. On the back of the Customer First and Service First Culture, the Bank follows a three-pronged approach to wealth management focusing on the relationship manager, the service relationship manager, and the investment analyst. The relationship manager acts as a single point of contact for the customer while the service relationship manager enables a service first culture catering to all the service needs of the customer. The investment analyst also plays a key role through robust research and review of asset allocation and portfolio management, thus ensuring wealth creation. We are making deep investments in the development of talent across all three categories to ensure future-ready employees to serve our entire spectrum of clients. As part of the overall Bank priority of technology-first, we are investing extensively in digital assets. Our soon to be launched enhanced SmartWealth app aims to provide intuitive end-to-end consumer wealth creation journey. The app will enable goal setting, automated risk profiling, curated recommendations for asset allocation, seamless investments and transactions, management of investment portfolio and regular monitoring. It is visioned to be a mass market app catering to diverse customer segments. Our objective is to provide a personalised experience that democratises wealth management, ensuring accessibility for all our customers. 50

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

## Digital Marketing

Our digital marketing strategy focuses on creating brand awareness and building brand loyalty for our financial solutions and services. It also aims to convert the purchasing behaviour of our customers to adopt unassisted digital journeys both for improving customer experience as well as saving costs to the Bank. To achieve this, we deeply analyse customer behaviour and preferences, identify cohorts for pitching the most relevant products services, personalise their experiences on our digital properties to create consideration and when customers show a high purchase intent, provide them with frictionless customer journeys to conclude a sale. Our goal is to address customer requirements with the right product, at the right time, and through their preferred communication channel.

By executing this strategy, we aim to improve our direct contribution to business generation. Evidence of our success can be seen in the growth of customer visits to our website/digital properties and completion of product purchase journeys. To implement our strategy effectively, we utilise an omni-channel approach, leveraging our digital properties (website, Net and MobileBanking), notifications, SMS, email, WhatsApp, and paid media including social media.

Our communication is based on advanced AI/ML models to ensure segmentation and personalisation.

Additionally, we invest in advanced analytics and data science using cloud-based tools to gain a deep understanding of customer behaviour, curate personalised interventions, and execute digital marketing plans at scale. We have revamped our digital journeys for loans, deposits, and payment solutions, enabling customers to purchase products in a frictionless manner. Our advanced analytics engine, 'Spark Beyond,' allows us to test hypotheses, build models, and understand customer needs for meaningful interactions and relationship building. To drive end-to-end outcome of unassisted business generation, we work in cross-functional teams called PODs. These PODs comprising the marketing, business and product teams drive completion of purchase journeys leveraging data-backed analyses to solve business problems. Finally, we actively stimulate customer advocacy by addressing grievances, managing online reputation, and utilising ratings, reviews, and testimonials to earn customer trust and create brand advocates.

Our Robust IT and Risk management structure enables secured handling of client information which is of paramount importance to us.

**120 Crore**

**No. of customer visits to our website in FY23**


Internal and external channels
Advanced analytics and data science
Digital Marketing Execution
Stimulating customer advocacy
Multidisciplinary cross functional teams (PODs)

HDFC Bank Limited Integrated Annual Report 2022-23 51

External Environment Evolving business environment Globally, banking and non-banking sectors are facing challenges such as inflation, monetary policy tightening, and geopolitical risks. However, the Indian banking sector has emerged stronger on the back of improved asset quality and strong capital buffers. Policymakers remain mindful of evolving macroeconomic conditions that may impact regulated entities. Despite these challenges, India is expected to remain the fastest growing major economy. The Reserve Bank of India (RBI) is focusing on encouraging technology and innovation while containing systemic risks. India shines in the midst of global economic volatility Global economic growth is set to moderate in 2023, largely on account of global monetary tightening. Central banks are likely to keep monetary conditions tight through the year as underlying price pressures remain sticky and labour markets are tight in several advanced economies. The recent turmoil in the US regional banking sector and slower than expected economic recovery in China are other risks to the global economic outlook. After removing COVID-19 related restrictions, China’s economy bounced back with 4.5% y-o-y GDP growth in Q1 2023. However, recent high frequency data suggests that the recovery momentum in China might be slowing. In 2023, slowdown in developed economies is likely to be the major drag on global growth. The World Bank estimates global GDP growth at 2.1% in 2023 vs. 3.1% in 2022. Growth in advanced economies is expected to slow to 0.7% in 2023 from 2.6% in 2022, while growth in emerging market    Our Response We conduct regular topical stress testing to assess the potential impact of geopolitical, macroeconomic, and sectoral trends. Based on the current information available, we do not foresee any significant risks arising out of the banking sector turmoil in the USA. In addition, we actively    and developing economies is expected to be marginally better as compared to 2022 (4.0% in 2023 vs. 3.7% in 2022). On the domestic front, India’s GDP growth is estimated at 6.0% for FY24 vs. 7.2% in FY23. In FY24, the Government’s focus on capital expenditure and capacity building is expected to support growth. On the external front, India’s export growth is expected to moderate and weigh on overall growth. Despite the moderation in growth, India is expected to remain the fastest growing major economy. Domestic inflation is expected to moderate below the RBI’s upper target of 6% in FY24, supported by easing supply chain pressures and pass through of interest rate hikes. 6.0% India’s estimated GDP growth FY24 monitor and mitigate global and country-level risks. As necessary, we adapt our strategies and actions accordingly to ensure the ongoing stability and resilience of our operations. 52

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

## The Government, RBI are promoting banking innovation using technology

The introduction of UPI 123 Pay has facilitated access to the Unified Payments Interface (UPI) for more than 40 Crore feature phone subscribers in the country. This has enabled even the non-smartphone users to undertake digital transactions. In addition, to further deepen financial inclusion, Prime Minister Narendra Modi inaugurated 75 Digital Banking Units (DBUs) across 75 districts. These units will provide comprehensive services related to savings, credit, investment, and insurance. The RBI has created guidelines on the role of DBUs, and these units will provide end-to-end digital processing of small ticket retail and MSME loans, starting from online applications to disbursals.

UPI Lite facilitates low-value transactions in offline mode through on-device wallets, enabling users to make transactions even when they do not have access to the internet. In November 2022, the RBI launched a pilot project on Central Bank Digital Currency (CBDC), with a use case for the wholesale digital rupee. This was used for the settlement of secondary market transactions in Government securities, which could reduce transaction costs.

Furthermore, the RBI has launched a pilot project to digitise Kisan Credit Card (KCC) lending, which aims to improve efficiency, cost savings, and reduce turnaround time. The digitisation of KCC lending is expected to transform the flow of credit in the rural economy, making it easier and faster for farmers to access credit, which can support their farming activities and boost their income.

### Our Response

The Bank is actively embracing the new wave of technology and innovation promoted by the Government, positioning us at the forefront of new-age Digital Banking by making it simpler, faster, and more convenient. We are leveraging cutting-edge technology to pioneer innovative solutions within the industry. As a testament to our commitment, we have launched several pioneering programmes such as our Cattle Finance App, a one-touch solution designed to empower dairy farmers by providing them with an end-to-end digital processing platform. Additionally, we have introduced Digital Rupee (CBDC-R), a digital alternative to physical cash transactions, with a significant number of bank customers and merchants already utilizing this innovative solution across multiple cities. HDFC Bank's UPI has also demonstrated impressive year-on-year growth of 70% in both value and volumes, indicating a consistent upward trend. Our Offline Pay initiative is enabling digital transactions without the need for network and was successfully piloted in 19 cities across different tiers. We have also started with implementation of Generative AI and aim to harness its capabilities to streamline, automate as well as bring in agility to our operations. Digi-Passbook and Signature verification are some other initiatives undertaken.

HDFC Bank Limited Integrated Annual Report 2022-23 53

External Environment Growing focus on data privacy and cybersecurity measures in financial services The increasing digitisation and technological transformation of financial services have brought about heightened concerns over cyber security risks and data privacy. As the financial ecosystem shifts towards open banking, ecosystem    Our Response HDFC Bank prioritises cybersecurity and privacy risks. It is implementing measures such as a next-generation Security Operations Centre, Security Orchestration, Automation & Response, and a zero-trust architecture. Our comprehensive information security programme, led by the CISO, ensures the confidentiality, integrity, and availability of our infrastructure.    Growing significance of climate change and ESG issues The impact of climate-related events has already been disruptive, and there is a global push to incorporate sustainability practices in business operations through ESG considerations. The financial services industry is expected to consider ESG and climate-related risks in decision-making. The Reserve Bank of India has also recognised the potential physical and transition risks arising from climate banking, digital payments, and lending, banks and financial institutions are faced with the need to have robust IT infrastructure with resilient systems and stringent policies. To mitigate the risks and safeguard customer interests, regulatory bodies are implementing safe practices and stringent policies. The RBI has been proactively taking steps to keep supervised entities abreast of new security challenges and cyber threats, including revising draft master directions on outsourcing of IT services. RBI has released updated    Additionally, our Board of Directors provide oversight of the information security programme, ensuring that cyber security and privacy receive attention from the highest governing body of the Bank. Further, we understand the importance of privacy in the digital age and the responsibility we have in handling personal information. We have established a robust privacy governance framework    change, which could have an impact on the sustainability and financial soundness of individual regulated entities and systemic financial stability. In July 2022, the Reserve Bank of India released a discussion paper    IT governance and risk management frameworks for regulated entities for public comments. Continuous knowledge acquisition and staying ahead of the curve in cyber security measures will be crucial for financial institutions to maintain a secure digital environment for their customers. which includes a designated Data Privacy Officer, cross-functional privacy champions, and a clear chain of responsibility for privacy-related matters. We embrace the principles of Privacy by Design to embed privacy safeguards into our processes from the outset. Read more on pg 103 on Climate Risk and Sustainable Finance, recommending regulated entities including Banks to incorporate climate-related and environmental risks in their business strategies, governance and risk management frameworks, and adopt a forward-looking, comprehensive, and strategic approach to dealing with climate-related risks. In April 2023, the RBI has also issued a framework for accepting green deposits by regulated entities. 54

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

### Our Response

Our unwavering dedication to ESG principles remains at the core of our operations, enabling us to align our business practices with sustainability and generate positive impacts on the environment and society. We have implemented a comprehensive ESG framework that addresses climate related and other ESG risks. With a robust governance structure in place, we ensure that ESG matters are given utmost attention at the highest level. We continue our efforts to reduce energy consumption and are actively reviewing our infrastructure and facilities to reduce our footprint. Further, in line with our pledge to achieve carbon neutrality by FY32, we are making significant efforts to reduce our Scope 1, 2 and 3 emissions. Our credit appraisal and approval processes encompass a comprehensive evaluation of environmental and social risks. Through our enhanced assessment template, we thoroughly assess risks related to the environment, health, social aspects, and safety, providing a holistic approach to credit appraisal. Besides monitoring the implications of our own operations, we also plan to enhance our commitment to financing climate change solutions such as energy transition, renewables, energy efficiency, sustainable transportation, green buildings, climate smart agriculture, among others.

Read more on pg 68

## The changing world of work

Global workforce trends are shifting as many people rethink how and where they want to work. The fundamental shift in how people have been working post the COVID-19 pandemic has brought about significant changes in work dynamics. There is now a heightened focus on physical and mental well-being as well as hybrid and flexible work environment. With the growing demand for skilled talent in IT and digital technologies, there are also very high attrition levels witnessed in the IT segment and frontline staff. An exclusive HR trend analysis conducted by consulting firm Aon reveals a significant acceleration in attrition within the financial services segment. According to the analysis, the overall attrition rate in the banking sector was 24.7% between January 2022 and September 2022.

In addition, people now have the ability to work from anywhere in the world, making the talent landscape borderless and far more competitive. The world of work continues to evolve, impacted by an increasing battle for attracting and retaining skills and exacerbated by trends of 'great resignation' and flexible, hybrid work requirements.

### Our Response

We are actively investing in employee engagement and retention. We meet the evolving talent needs of the organisation by embracing digitisation and enhancing employee engagement. We are focusing on nurturing talent through insightful learning and development programmes, videos and e-learning modules. Additionally, we have significantly strengthened our talent acquisition efforts, hiring more than 85,000 employees in FY23. We believe that the health and safety of our employees and their families are of utmost importance. Our flagship initiative, 'HDFC Bank Cares,' is designed to prioritise the well-being of our employees by providing resources and a platform for physical, mental, emotional, and financial wellness.

Read more on pg 104

HDFC Bank Limited Integrated Annual Report 2022-23 55

Risk Management

# Comprehensive and well-monitored framework

**Our robust and independent risk management framework effectively addresses both financial and non-financial risks, establishing us as a responsible banker. Our risk policies and processes supported by technology and governance, have enabled us to navigate uncertain and disruptive times while maintaining growth. Moving forward, we are committed to managing the risks associated with an imminent merger through thorough due diligence, meticulous integration planning, robust risk mitigation strategies, and efficient monitoring. Our goal is to facilitate a smooth and successful merger process, minimizing disruptions to our operations, integrating people, and delivering enhanced value to our stakeholders.**


HDFC BANK'S RISK MANAGEMENT FRAMEWORK
Governance
Board of Directors
Board Committees
Management Committees
Frameworks
Risk Appetite
Risk Policies, Procedures and Systems
Internal Capital Adequacy Assessment Process
and Stress Testing
Assessment
Risk Identification, Measurement, Approval as applicable
Control
Risk Limits, Monitoring, Mitigation
Reporting
Risk MIS & Actions
Compliance
Internal Audit

## Risk Governance

Our comprehensive risk management is overseen by our Board of Directors. They have established the Risk Policy & Monitoring Committee (RPMC) to ensure the effective implementation of our risk strategy. The RPMC plays a crucial role in guiding the development of policies, procedures, and systems, and continuously evaluates their suitability and relevance to the evolving business landscape and our risk tolerance.

Heading the independent Risk Management Group (RMG) is the Chief Risk Officer (CRO), who maintains regular communication with RPMC members. The RMG is primarily responsible for executing the risk strategy approved by the Board. This entails developing policies, procedures, and systems to identify, measure, monitor, assess, and manage risks effectively. We have institutionalised a senior management committee to oversee the integration which ensures that the risks emanating

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RISK
MANAGEMENT

owing to the integration are measured and adequately addressed along with other integration related decisions.

## Risk frameworks and their implementation

The nature of our business and the regulatory and external environments expose us to various risks. Our primary risks include credit risk, market risk, liquidity risk, operational risk, cyber security, technology risk and data risk. Additionally, our operations entail compliance and reputation risks, as well as ESG risks. To address these risks, we have established an aggregate risk appetite framework. Furthermore, risk-specific policies, limits and triggers are implemented to operationalise the appetites for individual risk types. We have also taken comprehensive measures to ensure our preparedness in managing the risks associated with the merger.

We have a structured management framework called the Internal Capital Adequacy Assessment Process (ICAAP) to identify, assess, and manage all risks that could potentially have a significant negative impact on our business, financial position, or capital adequacy.

Regular capture and reporting of risk exposures occur, ensuring that the relevant management levels are informed, and appropriate mitigation measures are initiated. We also continuously evaluate the effectiveness of our existing risk models, including

HDFC Bank Limited Integrated Annual Report 2022-23 57

Risk Management assumptions and parameters, and refine them to adapt to changing circumstances. To ensure independent evaluation, we maintain an Internal Audit Department responsible for assessing the adequacy and effectiveness of all internal controls, risk management practices, governance systems, and processes. To foster a strong culture of checks and balances and eliminate potential conflicts of interest, we have separated the Risk, Audit, and Compliance functions from the Business functions. This separation enables a dedicated focus on revenue generation, as well as risk management and control. Key risk management initiatives The Bank recognises the importance of stress testing as an integral risk management tool. In addition to standard stress scenarios, we conduct stress testing based on topical themes driven by geopolitical, macroeconomic, and sectoral trends. This approach allows us to focus on specific areas of our portfolio and serves as an early warning system for potential actions. We have conducted stress tests on various themes to evaluate the impact on our portfolio and identify impacted borrowers. Further various measures to mitigate global risks are taken as detailed below:    •    Banking sector instability in the US: Over the past year, our bank has taken significant steps to safeguard from potential global banking crises. We have implemented a rigorous credit risk assessment process that involves thorough due diligence and ongoing monitoring of our loan portfolio. This has helped us identify and address potential credit risks in a timely manner, reducing our exposure to such events. •Tighter monetary policy resulting in an extended period of elevated interest rates: Our bank has implemented several measures to manage the risks associated with rising interest rates throughout the year. This includes implementing robust risk management practices, diversifying our asset portfolio, and maintaining a strong capital and liquidity position. The bank closely monitors interest rate movements and takes proactive measures to mitigate and withstand any potential shocks. •Growing tensions between China and Taiwan: As part of our risk management strategy, we have broadly assessed the impact of ongoing conflict between China and Taiwan. Although the direct impact of the conflict is unlikely to be material for the Bank, we are keeping a close watch on the situation. •De-dollarisation: Recently, there has been a growing trend among nations and market participants to reduce reliance on the U.S. dollar and explore alternative currencies or payment systems. The bank is closely monitoring the ongoing geopolitical events and shift in global trade patterns. We are also increasing our focus on non-financial risks by elevating discussions of these risks in our Risk Management and Board committees. This includes operational risk, technology risk, reputation risk, and more. We are enhancing our policies, procedures, and risk assessment frameworks to effectively manage these risks, and this process of improvement will be ongoing. We are leveraging technology to automate our risk management processes. This enables us to bring in efficiencies, improve accuracy, enhance user control, and maintain thorough audit trails. By embracing technological advancements, we aim to strengthen our risk management capabilities. The inherent risk in technology is also recognised, and risks emanating from the new age solutions based on AI/ML techniques are being comprehensively assessed through the lenses of Data Privacy, Data Security, Data Quality, Model fairness and efficacy, etc.    58

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## Credit Risk

The risk which arises from default by borrowers in their terms of contract with the Bank especially failure to make payments or repayments

**Mitigation**

Credit Risk Management formulates credit risk policies and procedures for managing the credit risk and ensuring portfolio composition and quality. It establishes risk limits, conducts periodic portfolio reviews and stress tests. It exercises oversight on the strategy and underwriting functions of the Credit group managed by Chief Credit Officer.

**Strategies**

Maintaining healthy asset quality with optimal risk-reward considerations

**Capitals Impacted**

## Market Risk

The risk of potential loss on account of adverse changes in market variables which affect the value of financial instruments that the Bank holds as a part of its statutory reserves or trading activity, such as market instruments, debt securities, equities, foreign exchange and derivative instruments.

**Mitigation**

A well-defined Board approved Market Risk Policy, Investment Policy, Foreign Exchange Trading Policy and Derivatives Policy along with robust control activities caps the risk at trading desk level and also at securities level through trading risk limits in line with the Bank's risk appetite.

Portfolio-level evaluation and risk mitigation measures are also implemented.

**Strategies**

Optimising profitability of marked-to-market products within the constraints of liquidity and market risk appetite of the Bank.

**Capitals Impacted**

## Compliance Risk

The risk of legal or regulatory sanctions, as a result of failure to comply with applicable laws, regulations and standards.

**Mitigation**

Robust Board-approved Compliance policy in place which is reviewed on an annual basis. The Compliance function tracks and reviews compliance with regulatory guidelines. An intricate internal control framework and other measures are implemented to enhance the compliance culture within the organization.

**Strategies**

Ensuring businesses work within the contours of regulation.

**Capitals Impacted**

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Risk Management    Operational Risk Operational risk arises from inadequate or failed internal processes, people and systems or from external events. It includes risk of loss due to legal risk.    Climate Risk At a broader level, risks from climate change are typically divided into: Physical risks Economic losses (physical damage to property and assets) from extreme weather events attributed to climate change Transition risks The possible process of adjustment to a low carbon economy and its possible effects on the value of financial assets and liabilities    Mitigation The Bank has a Board-approved Operational Risk Management Policy, which outlines the governance structure and processes for managing operational risk. This structure consists of three lines of defence: the business line (including support and operations) is the first line, an independent Operational Risk Management Department (ORMD) is the second line, and Internal Audit is the third line. These units work together to manage, monitor, and mitigate operational risks effectively.    Mitigation We have implemented an ESG policy framework to mitigate associated risks. Environmental and social risk assessment is integrated into our credit appraisal and approval process. Large industrial/infrastructure projects undergo evaluation using the SEMS framework, which considers environmental, health, social, and safety risks. Additionally, we actively monitor and externally verify our carbon emissions to manage and reduce our environmental impact. Strategies Minimizing operational losses through risk mitigation    Strategies We are actively exploring frameworks to model and assess climate risk. For this purpose, we have partnered with an independent global agency to source models for assessing climate transition risk. Additionally, we are committed to acquiring granular data and utilizing BRSR data to strengthen our climate risk assessment tools and conduct scenario analysis. Furthermore, we have established specific targets for reducing our greenhouse gas (GHG) emissions and are actively pursuing actions to achieve the same. Capitals Impacted    60

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

## Liquidity Risk

Liquidity risk is the risk that the Bank may not be able to meet its financial obligations as they fall due without incurring unacceptable losses.

### Mitigation

The Bank has a well-defined Asset Liability Management policy that outlines the framework for liquidity and interest rate risk management. We have implemented a robust mechanism to monitor cash flow mismatches and critical ratios, including Basel III ratios, under normal and stressed conditions. Additionally, we have an extensive intraday liquidity risk management framework to monitor intraday positions throughout the day.

### Strategies

- To maintain healthy liquidity as evidenced in Liquidity Coverage Ratio (LCR)/Net Stability Funding Ratio (NSFR) in line with our Balance sheet size to tide over any unforeseen stress scenarios.
- Maintaining competitive cost of funds.

### Capitals Impacted

## Reputation Risk

Any adverse stakeholder and public perception about our Bank may negatively impact our ability to attract and retain customers and may expose us to litigation and regulatory actions.

### Mitigation

We maintain regular communication with our stakeholders through appropriate engagement mechanisms to address their expectations and address any concerns they may have.

The Bank identifies reputation risk to be a material risk in its ICAAP Policy and an assessment framework has been established to monitor the level of reputation risk.

### Strategies

- Delivering superior customer experience.
- Wide range of products and services.
- Strengthening grievance handling mechanism.

### Capitals Impacted

## Technology Risk

Risks associated with the use, ownership, operation, involvement, influence, and adoption of IT within an enterprise, as well as business disruption due to technological failures.

### Mitigation

We have established well-defined Information technology & Digital risk framework, policies, procedures, templates, and risk assessment methodologies for Technology risk management. This comprehensive framework allows for the assessment of IT solutions, entities offering IT and related services (Third Party Risk), and the implementation of new technology and digital initiatives.

### Strategies

- Ensure alignment of Business and IT Strategies to provide services availability and superior customer experience.
- Making extensive progress on some of the key initiatives that are part of our technology transformation agenda.

### Capitals Impacted

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Risk Management    Cyber and Data Risk Risk of cyber-attacks on our Bank’s systems through hacking, phishing, ransomware and other means, resulting in disruption of our services or theft or leak of sensitive internal data or customer information.    Mitigation We assess each cyber threat, including data privacy concerns, based on the framework of Identify, Protect, Detect, Respond, and Recover. To mitigate these risks, we have implemented various controls such as firewalls, anti-malware, anti-advance persistent threat (ATP) systems, data loss prevention (DLP) measures, Domain-based Message Authentication, Reporting and Conformance (“DMARC”) solution, Red Teaming, intrusion prevention and detection systems, digital rights management (DRM) and a 24/7 security operation centre (SOC) along with forensic solutions. The bank has upgraded its monitoring and detection by deploying next generation security incident/event management solution augmented by artificial intelligence and machine learning capabilities along with its strong UEBA (User Entity Behavioural Analysis) functionalities and inbuilt threat modelling. The bank has a dedicated program for attack surface management that includes continuous attack surface discovery and hunting for weaknesses on the discovered assets. Furthermore, we have implemented the General Data Protection Regulation (GDPR) across relevant operations to ensure data protection. The Bank’s Data privacy program is a highly regulated initiative headed by Data Privacy    Officer (DPO) under the direct supervision of the Board and the Chief Information Security Officer (CISO). A privacy by design approach is central to our data privacy program to address privacy related risk. Our privacy program embeds 10 privacy principles in the varied processes and technologies across Bank’s products and services to protect this organisation from financial, regulatory, operational, and brand damage. The Bank also complies with ISO 27001:2013, ISO 22301:2019 and PCI DSS standards, demonstrating our commitment to information security and safeguarding customer data. Strategies •    Robust governance over information and cyber security framework through the IT Strategy and Information security committee and Information Security Group •Various mitigation measures including state-of-art antivirus programme, network security management, vulnerability management, cyber security and data privacy measures •Continuous information security awareness for employees and customers    62

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## Risk of spill-over from Subsidiaries

Risk arising from subsidiaries refers to potential uncertainties or adverse events that can impact the operations, financial stability, reputation, or strategic objectives of holding company due to subsidiary operations.

### Mitigation

Your Bank has two subsidiaries, HDB Financial Services Limited and HDFC Securities Limited. The Board of each subsidiary is responsible for managing their respective material risks (Credit Risk, Concentration Risk, Market Risk, Operational Risk, Liquidity Risk, Technology Risk, Reputation Risk, Compliance Risk, and others). The Group Risk Management Committee (GRMC) was instituted in your Bank under the ICAAP framework to establish a formal and dedicated structure to periodically review the nature /quantum of material risks of the subsidiaries and provide guidance, as deemed fit, on the risk management practices. Stress testing for the group as a whole is carried out by integrating the stress tests of the subsidiaries. Similarly, capital adequacy projections are formulated for the group after incorporating the business/capital plans of the subsidiaries.

### Strategies

- Establishing group level oversight to monitor and manage risk across subsidiaries.
- Conducting stress-test of subsidiaries to assess risks.
- Including subsidiary business plans and capital positions in capital adequacy projections.

### Capitals Impacted

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Business Continuity Management, Information & Cyber Security Practices and Data Privacy Measures

# Building resilience for tomorrow's success

**As the world undergoes rapid changes and the threat landscape constantly evolves, HDFC Bank takes proactive measures to ensure the reliability and seamless continuity of its operations.**

As the world undergoes rapid changes and the threat landscape constantly evolves, HDFC Bank takes proactive measures to ensure the reliability and seamless continuity of our operations. We prioritise the highest standards of Information & Cyber Security Practices and Data Privacy Measures, ensuring the protection of sensitive data and maintaining the trust of our customers. Additionally, our ISO 22301:2019 certified Business Continuity Program ensures the reliability and seamless continuity of our operations. Our business continuity program is meticulously designed to align with regulatory guidelines and it undergoes thorough reviews and audits.

| Approach towards emergency, disaster & crisis management | BCP: Governance and management |
|---|---|
| **Business continuity**<br>Manage continuity of critical business operations and accelerated resumption of services after a disaster. | Our central Business Continuity Office constantly enhances the Bank's continuity capabilities. |
| **Emergency response**<br>Deal with site-level emergency at an office or a branch involving life safety issues like fire, bomb threats, and so on. | The Bank's Business Continuity Program is overseen by the Business Continuity Steering Committee, chaired by the Chief Risk Officer (CRO). |
| **IT disaster recovery**<br>Quick recovery of critical business applications during hardware/ network/ power failure etc. | |
| **Pandemic response**<br>Facilitate a well-structured and efficient response to any pandemic situation that threatens the safety of the Bank's employees and/or disrupts the Bank's critical business functions. | |
| **Crisis management**<br>Comprehensive incident and crisis management framework tackles bank-wide incidents and crisis such as pandemic, terrorist attacks, ransomware attacks, fire, cyclone, earthquake, city-level floods, cyber-attacks and data centre outages, among others. | |

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    Introduction to OurHow WeOurResponsibleStatutory Reports and OverviewHDFC BankPerformanceCreate ValueStrategyBusinessFinancial Statements Safeguarding Your Digital Journey: Prioritising Information and Cyber Security and Data Privacy at HDFC Bank As a responsible banker, we prioritise information and cyber security measures as we understand their critical importance for a seamless transition into the era of rapid digitization. Over the past year, we have received several customer complaints including those pertaining to cyber security and data privacy. At the Bank, we recognize the significance of safeguarding customer information and are swiftly revamping our back-end infrastructure and implementing robust protocols and practices to enhance data security. Our commitment to protecting customer data remains unwavering, and we are continuously strengthening our systems to ensure the utmost privacy and security for our customers. We employ various measures including antivirus/malware programs, network security, vulnerability management, patch management, penetration testing, and logging and monitoring. We have a robust governance with oversight at the highest level over our information security practices. Our dedicated efforts underscore our commitment to safeguarding customer information and maintaining a secure banking environment. Governance over Data As a responsible banker, cyber security and data privacy are of paramount importance to us. To manage these risks, we have constituted an IT Strategy Committee, Information Security Committee in addition to the Information Security Group with specific roles and responsibilities. We also have in place a cybersecurity framework and an information security programme. We undertake stringent processes and measures such as vulnerability management processes    that actively scan for security threats, logging, and monitoring procedures to deal with network intrusions and incidents. There were no incidents of data breaches in FY2023. We adhere to the ‘Code of Bank’s Commitment to Customers’ as prescribed by the Banking Codes and Standards Board of India (BCSBI) and Employee and Customer Awareness Procedures, to ensure customer privacy and are guided by our Information Security Policy and Cyber Security Policy, which is at par with global standards in information security. Further, we have an independent assurance team within Internal Audit which provides assurance on the management of information technology-related risks. IT Strategy Committee This committee looks into various technology related aspects. The functions of the committee are to formulate IT strategy and related policy documents, ensure that IT strategy is aligned with business strategy. The committee comprises majorly of independent directors and includes an external information technology expert. Information Security Committee This Committee is chaired by the CRO (Chief Risk Officer) and is responsible to assess, accept and sponsor company-wide security investments. It provides a forum to discuss information security risks and acts as a custodian for the enterprise security programme. The committee meets once every two months at a minimum with participation from Audit, Information Technology, Information Security Group, and various business units. Information Security Programme The information security program is based on the regulatory requirements (RBI Gopalakrishnan committee    report) and industry standards (ISO 27001:2013 and NIST framework). Our cybersecurity framework consists of components of Identify, Protect, Detect, Respond, and Recover and the key objectives of the information security program include: •Documenting, disseminating, operating and reviewing information security policies and procedures. •Monitoring cyber security threats and reviewing the risk profile across all critical assets, infrastructure components and business units/ departments. •Providing transparency into the information security program and associated controls to senior management including the Board. •Responding promptly to information security incidents and policy violations/exceptions in accordance with organizational policy. •Determining whether the actions taken to resolve an incident were effective and whether corrective actions are required and documenting lessons learnt. Key measures undertaken by us, to mitigate information security related risks are: Antivirus/Malware Programme We have implemented a programme to prevent, detect and react to the introduction of malicious code through sources such as computer viruses, worms, and trojans. We use a combination of commercially available proprietary tools and monitoring systems to mitigate the risks associated with malware. The antivirus signatures are updated more than once per day to stay current and cover workstations, servers, email gateways and web gateways. HDFC Bank Limited Integrated Annual Report 2022-23 65

Business Continuity Management, Information & Cyber Security Practices and Data Privacy Measures Network security The Bank uses a combination of firewalls and proxy servers to separate and control traffic between networks with different security requirements and levels of trust. The Bank has intrusion detection/prevention capabilities (IDS/ IPS) in place to detect and react to known attacks in real time. IDS/IPS signatures are updated periodically to update detection for specific threats, intruder profiles and attack patterns. These tools are configured to generate alerts when predefined thresholds are exceeded. Vulnerability management The Bank administrates a vulnerability management process that actively scans for security threats. The vulnerability management team is responsible for tracking and following up on vulnerability closures. Once a vulnerability requiring remediation has been identified, it is logged, prioritised according to severity, and assigned an owner. The vulnerability management team tracks such issues and follows up frequently until they can verify that the issues have been remediated. Patch management The Bank has patch management processes and tools to assess and deploy operating system and application specific patches and updates. This process includes steps to evaluate vendor supplied patches to determine servers that require patches and updates to document procedures for patching and updating servers, and to deploy patches and updates in a timely manner to protect the Bank’s infrastructure. Penetration testing To test potentially exploitable vulnerabilities, penetration tests are conducted for all critical networks and systems within the Bank’s    internal environment and for external applications. Penetration tests are triggered based on several events, including new releases, updates, or enhancements. The types of penetration tests that are conducted include Network/Host Penetration Testing and Application Penetration Testing. Logging and monitoring The Bank has a logging and monitoring procedure in place to deal with network intrusions and incidents. User actions, system activity and changes to the infrastructure are logged. Logs are stored securely and are protected against modification, deletion, and inappropriate access. The relative risk level of the asset and alerts are generated in the event of audit log failures. Monitoring tools aggregate the log files and suspicious activity events are automatically reported to the Security Operations Centre (SOC) team. The SOC team performs the following steps: •    Analysis and Incident Detection – The SOC team collects information from the system generated event as well as other information sources to identify a potential incident. • Event Tracking and Escalation – Events are assessed based on the level of risk and escalated based on guidance from the Incident Management policy; escalations include referral to the Cyber Incident Response Team (CIRT) for in- depth analysis and forensics and management for situation awareness. •Reporting – The CSOC team periodically reports on events and incidents to management. Minimised surface area for cyber-attacks The Bank has a dedicated program for attack surface management that includes continuous attack surface    discovery and hunting for weaknesses on the discovered assets. There has been a continuous effort to ensure that all significant weaknesses are remediated within a reasonable timeframe. We have made significant advancements to further consolidate cyber security through initiatives such as the foundation of a next-gen Security Operations Center (SOC) for predictive security and incident management, introduction of Security Orchestration, Automation & Response (SOAR) to reduce incident response times, network micro-segmentation for better control, visibility and preparedness against ransomware, and round-the-clock defacement monitoring and vulnerability management of our internet properties. The Bank has upgraded its monitoring and detection systems by deploying next generation security incident event management (SIEM) solution fuelled by artificial intelligence (AI) and machine learning (ML) capabilities along with strong UEBA (User Entity Behavioural Analysis) functionalities and inbuilt threat modelling. This initiative and approach to leverage AI and ML as an entire suite to proactively detect and respond to threats is an industry first. Our approach to ensure data privacy Privacy lies at the heart of our values and business ethos at HDFC Bank. We remain steadfast in our dedication to safeguarding personal information, upholding individual privacy rights, and adhering to privacy laws and regulations. Through stringent privacy governance, robust data protection measures, and unwavering transparency, we earn and sustain the trust and confidence of our valued customers, partners, and stakeholders. 66

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## Your privacy is our priority

### Privacy Governance

Our commitment to privacy is backed by a robust governance framework at HDFC Bank. This framework comprises key components such as a designated privacy officer, cross-functional privacy teams, and a well-defined chain of responsibility for addressing privacy-related matters. These measures ensure that privacy is embedded in every aspect of our operations, enabling us to proactively protect personal information, foster a culture of privacy awareness, and effectively respond to privacy concerns or inquiries.

### Data Collection and Use

Transparency is a key pillar of our privacy commitment. We are committed to transparent data collection and responsible use of personal information. We collect only the necessary data to provide our products and services, and we clearly communicate the purposes for which the data is collected. Individuals are provided with clear and concise privacy notices and are given the opportunity to provide informed consent for data processing activities.

### Security and Data Protection

Safeguarding personal information against unauthorized access, disclosure or misuse is of paramount importance to us. To achieve this, we employ a comprehensive multi-layered security approach. Our measures include robust encryption protocols, stringent access controls, reliable firewalls, and regular security assessments. We remain committed to staying ahead of evolving threats by investing in cutting-edge technologies and adopting industry-leading best practices. Through these ongoing efforts, we ensure the utmost confidentiality, integrity, and availability of personal data entrusted to us.

### Privacy Education and Awareness

We are committed to fostering a privacy-conscious culture within our organisation. We prioritise the education and awareness of our employees by implementing comprehensive privacy training programs. Through these initiatives, we emphasise the importance of their roles and responsibilities in safeguarding personal information. We provide regular updates and open communication channels, ensuring that our employees stay well-informed about privacy-related matters, emerging risks, and industry best practices.

### Privacy by Design

Privacy is a fundamental consideration in the development of our products, services, and systems. We fully embrace the principles of Privacy by Design, integrating privacy safeguards into our processes from the very beginning. Our teams receive privacy training to cultivate a mindset that values privacy, and we conduct privacy impact assessments to identify and address any possible risks to individual's privacy.

HDFC Bank Limited Integrated Annual Report 2022-23 67

ESG Strategy Encompassing Sustainable Finance Driving positive impact The evolving landscape Changing regulations, customer preferences, and their material impact on financial performance are driving incorporation of ESG as a key factor in decision-making for organisations and investors alike. The Banking sector, being the custodian of the world’s economies, will play a central role in ESG development and holds the key to systemic transformation required to achieve net-zero emissions. Already, lending decisions at Banks are becoming responsive to the ESG criteria. Additionally, Banks are incorporating ESG considerations into their risk management practices, including climate scenario analysis and climate-related stress testing. Financial products with ESG element, such as green bonds, social bonds, etc. are being curated to satisfy the increasing demand for sustainable investment options.    As per a recent report by the World Bank, green bonds have raised USD 2.5 trillion globally until January 2023. During the same month, India launched the first green bond to raise about USD 2 billion for projects that contribute to climate change mitigation, adaptation, environmental protection, resource and biodiversity conservation, and net-zero objectives. As per a study by the International Energy Agency, as quoted in the Reserve Bank of India’s Report on Currency and Finance, 2022-2023, to reach net-zero emissions by 2070, India would need USD 160 billion per year on average between now and 2030. The evident financing gap presents a compelling case for India’s financial sector to gear up its efforts in mobilising substantial funds and implementing sustainable financing solutions to support the country’s ambitious decarbonisation goals. While the RBI had been taking incremental actions towards aligning Banks and their lending decisions towards sustainable development for    over a decade, it has demonstrated a distinct focus on climate-related issues in the past year. In July 2022, the RBI released its seminal “Discussion Paper on Climate Risk and Sustainable Finance” providing broad guidance. In January 2023, the RBI issued sovereign green bonds to mobilise resources for the Government for green infrastructural investments. In April 2023, the framework for mobilising green deposits by regulated entities has been released by the RBI with a view to fostering and developing green finance ecosystem in the country. In May 2023, its ‘Report on Currency and Finance’ uncovered the possible implications of climate change for the Indian economy and in preparing for the future – including climate stress tests to assess the banking sector’s vulnerability to climate risks. It is also expected to introduce a disclosure framework on climate-related financial risks, along with guidance on climate scenario analysis and stress testing in the near future. The Securities and Exchange Board of India (SEBI) is also accelerating for the ESG transition in India. Moving forward from mandating ESG disclosures on quantifiable metrics for the nine principles of National Guidelines on Responsible Business Conduct for top 1000 companies in India FY23 onwards, it has now also announced mandatory assurance of select ESG disclosures for the top 150 companies starting in FY24 which shall be gradually extended to the top 1000 listed entities by FY27. It has also provisioned for ESG ratings based on these assured disclosures.    68

    Introduction to OurHow WeOurResponsibleStatutory Reports and OverviewHDFC BankPerformanceCreate ValueStrategyBusinessFinancial Statements Our ESG strategy    The evolving landscape of ESG integration in the Banking sector therefore necessitates a holistic approach that encompasses ESG aligned decision-making not only for our internal operational practices, but also extending beyond onto our external financing activities. In context of the latter, we are building our systems to navigate challenges and anticipate disruptions that may manifest through this evolution in the coming decade. This makes it crucial for us to embrace transformation in operations and innovation in product development to drive the transition towards a more resilient, socially responsible and environmentally conscious economy. The demand for new solutions that catalyse and accelerate the transition to a new economy presents an opportunity for us to play a role that is more impactful, and direct than ever before. The trinity of innovation, technology and partnerships offers a tremendous opportunity for us to create new markets, products, and business models that would help build financial strength. We are developing a comprehensive framework to support the integration of new ESG policies – including thorough evaluation of environmental, social and governance risks as a part of our overall credit appraisal and approval process, setting specific goals and targets for supporting sustainable financing initiatives, aligning with evolving ESG regulations    and guidelines. Separately, we are also firming up an internal strategy around conducting climate risk assessments and tracking our financed emissions. We are also engaging with our corporate borrowers to understand their current ESG strategy and long-term climate transition plans, with a view to tailor our corporate loan portfolio towards climate-sensitive financing. In terms of managing our internal operational practices, capturing ESG performance data remains one of our highest priorities and yet, a formidable challenge. The challenge is integral to distributed nature of our operations and is further convoluted with the volume of data and the variance in formats of data monitoring across our operations. We are continuously working towards bringing the relevant stakeholders together to communicate ESG requirements and revise existing data collection processes—where required to progressively enhance the completeness and accuracy of data. Our unrelenting efforts in this direction have enabled us to continuously further our transparency and disclosure practices. We continue to align our report with multiple frameworks—such as the GRI, IR, and SASB, and get the key ESG performance matrix externally assured. This year, we have progressed further and are disclosing the full suite of applicable BRSR disclosure requirements. We are also exploring data availability and methodologies for reporting on Task Force for Climate Related Financial Disclosures (TCFD) and Task Force on Nature-related Financial Disclosures (TNFD). Two years ago, we strategically pledged to become carbon neutral by FY32. Over these two years, we have worked extensively to formulate and    implement a framework that will keep us on the path towards this goal, while we continue to expand our operations. We continue to invest in a broad range of technological solutions and operational measures to reduce energy consumption at our operating locations including renewable energy and energy efficiency projects to lower our carbon footprint. Our pursuit of digitalisation, IT, IoT on one hand and ESG on the other hand has highlighted several areas of simultaneous progress; and we shall continue to leverage such opportunities by investing in IT capabilities and IT-enabled solutions. Upgradation of our data architecture will continue to complement evolution of our data governance practices and data collection strategy. Underpinning all our ESG efforts is our resolve to manage expectations and respond to concerns of our stakeholders. Our people practices are based on principles of respect for human rights, employee well-being, inclusivity, fairness, and continuous improvement. For our customers, we strive to build long-term relationships based on trust, proving seamless service management journeys, offering a responsible suite of financial products and services, and safeguarding the confidentiality and protection of their information. Our curated community development initiatives aim to foster resilience, contribute to nation-building, and empower local communities through collaborative partnerships and targeted programs. By enforcing responsible vendor management practices, we ensure the sustainability values resonate with our suppliers and partners. HDFC Bank Limited Integrated Annual Report 2022-23 69

ESG Strategy encompassing Sustainable Finance    Our approach Our ESG strategy encompasses people, customers, lending, and governance for long-term value creation for all stakeholders. Effective corporate governance acts as a binding force that integrates and supports our organisational ESG efforts by providing formalised processes, and structures that guide our decision-making and accountability to ensure successful integration of both internal and external ESG initiatives within the organisation. Our ESG initiatives are overseen by the CSR & ESG Committee of the Board. A separate ESG apex council at the management    Sustainable finance Sustainable finance is an organic continuum of our ESG strategy. The ESG strategy has set the foundation for the Bank to channel its resources towards sustainable projects. With ESG gaining momentum as a key factor in business decision making, the Bank is leveraging sustainable finance as one of its key ESG strategies in the form of enhanced environmental and social due diligence in lending and investment decisions thematic investing, ESG engagement and sustainable finance frameworks. Directing capital towards sustainable projects allows us to integrate ESG as the fundamental determinant in our core lending strategy, and generate a positive impact through our business model. Being one of the key players in the banking industry, we recognize our role in facilitating the transition to a low-carbon economy. With our pan-India presence and strong customer    level, chaired by the Group Head for ESG & CSR and comprising senior members from various functions, reports to the CSR & ESG Committee and provides regular updates to the Board for annual review. This Committee is further supported by ESG Working Groups including the Environment Working Group which oversees the environmental impact from our operations; the Social and Governance Working Group which works on workplace policies and governance initiatives; and the Product Responsibility Working Group which looks at ESG risks (including climate risks) in the existing portfolio and ESG-linked opportunities. relationships, we aim to drive positive change by promoting environmentally friendly technologies and financing sustainable infrastructure projects. We actively support the financing and investment in environmentally-friendly technologies and low-carbon infrastructure projects, leveraging our product offerings and financial expertise to assist our customers and clients in transitioning to a sustainable, low-carbon economy. KEY TENETS OF SUSTAINABLE FINANCE Sustainable Finance Framework Management    ESG Integration of portfolio in Products emissions We are in the process of setting out specific and measurable targets aligned with our business operations and portfolio to track and evaluate our progress, and report on the same to the CSR and ESG Committee of the Board through thorough consultation with ESG Council and Working Groups. We also intend to accelerate the scale and pace of delivering value by using collaboration as a mechanism to effectively foster strategic partnerships with solution providers, civil societies, government agencies that would help us bring together capabilities and resources to achieve our ESG objectives. The Bank has identified its products as one of the foremost business focus areas wherein ESG risks, and opportunities will be considered for improvement in systems and processes taking into account the expectations from various stakeholders including investors and regulators. The Bank is pursuing this through three thematic areas including ESG integration in products, sustainable finance and portfolio emissions. As the next step, long-term targets to strive to contribute to a more sustainable future are being set. ESG integration in products We have adopted a four-dimensional approach for steadily incorporating ESG factors into the design, development, and management of our products. ESG & Climate Change Assessment framework: In FY23, the Bank adopted an enhanced and more comprehensive    70

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

"ESG & Climate Change Assessment" framework, as a part of the overall credit assessment for its wholesale corporate borrowers. The framework has replaced the erstwhile "SEMS Framework" and is applicable for all borrowers where the Bank's direct funded and non-funded credit exposure to the borrower exceeds ₹100 Crore.

As per the framework, a detailed template that captures the various aspects of ESG compliance and climate change risks/mitigants in relation to the borrower, and their business operations as a whole, is a mandatory part of the credit assessment and is included in the Credit Appetite Memorandum (CAM) for wholesale borrowers. The template assesses the various ESG & Climate Change Risks associated with the borrower's operations and mitigation measures/controls for the same.

### Environmental Impact Assessment

- Adverse impact that the operations of the borrower could have on environment and the steps taken by the borrower to mitigate such effects
- These include potential Air/Water pollution and greenhouse gas emission levels, hazardous waste generation, radiation levels etc. as applicable
- Adherence to statutory norms with respect to environmental pollution and possession of various licenses/certificates/permits needed from the requisite statutory bodies/agencies
- Systems and processes in place to mitigate risks arising out of various potential adverse environmental impacts

### Social Impact Assessment

- Land acquisition, payment of fair compensation, resettlement & rehabilitation
- Adherence to statutory norms with regard to labour law, workmen compensation, payment of worker dues, etc.
- Policies in place to counter inappropriate labour practices (employment of child/forced labour), anti-sexual harassment policies and human rights policies etc.

### Governance Aspects

- Good governance practices to combat bribery, corruption and money laundering
- Executive compensation
- Adequate representation of shareholders in management
- Composition and diversity of Board of Directors

### Climate Change Assessment

- Potential impact of climate change on borrower's operations and vice versa
- Assessment of physical & transition risk

### Positive contribution of the borrower towards the environment and social issues.

- Efforts made towards conservation of biodiversity and ecological balance
- Community engagement

**COVERAGE OF OUR ESG & CLIMATE CHANGE ASSESSMENT TEMPLATE**


Governance Aspects
Climate Change Assessment
Positive contribution of the borrower towards the environment and social issues.
Environmental Impact Assessment
Social Impact Assessment

**1,400+**

**Corporate borrowers covered under "ESG & Climate Change Assessment"**

**₹3,68,327.66 Cr**

**funded outstanding to these borrowers as on March 31st, 2023**

HDFC Bank Limited Integrated Annual Report 2022-23 71

ESG Strategy encompassing Sustainable Finance Additional diligence for large project financing transactions For specialised, long-term project financing, in addition to the above assessment which is carried out at borrower level in all CAMs, Lenders’ Independent Engineer (LIE) assesses various environmental and social issues related to the transaction and the various identified risks and suggested mitigation measures are captured in a LIE Report. As a pre-disbursement compliance, implementation of the necessary mitigation measures is required and are also monitored on an ongoing basis during the implementation phase of the project and corrective action is taken in case of any adverse developments. Client engagement As the largest private sector Indian Bank, our role is to create awareness amongst our borrowers, thereby encouraging them to measure and disclose their footprint. This would eventually reflect in our Scope 3 emissions and help us move towards a net-zero portfolio commitment. We understand that there are opportunities in transitioning to a net-zero economy, but the ecosystem (in the country) needs to be developed to take up such opportunities. The Bank has been engaging with its large corporate customers specifically those with businesses in “hard to abate” industries such as Oil & Gas, cement, steel, power, auto, and mining. The purpose of these engagements is to identify current ESG & Climate change related focus areas/practices and to identify best practices and emerging initiatives being taken by industry players on ESG and climate risk related issues including, but not limited to: •    Short term emission reduction targets and long-term net-zero goals • Practices with respect to hazardous/ polluting waste management •ESG & climate related disclosures •Supply chain decarbonisation •Policies and practices with respect to gender diversity/inclusion The Bank has been sharing such best practices in wider client engagements with other borrowers in the same segments. ESG compliance and the impact of climate change has also become one of the areas of discussion in our regular customer calls/meetings with the Customers. The discussions are expected to continue to take place with different borrowers and best practices/learnings from the same would be documented. Inclusion of terms & conditions related to ESG compliance in facility documentation As part of the Bank’s standard facility documentation, an addendum schedule has now been included which comprises representations/ warranties/covenants agreed to, by the borrower on various ESG related issues. This schedule is included in all standard sanction letters Sustainable Finance Framework It is our endeavour to enhance our portfolio from a climate and ESG perspective. The Bank is in the process of developing a “Sustainable Financing Criteria” Framework (“the Framework”) with the objective of identifying facilities in its credit portfolio where financing has been provided to borrowers in identified industries, qualifying as “sustainable lending”. Credit facilities granted towards such end uses in the specified industries shall be classified as either “green” or “social” facilities. The Bank is developing the Framework with the    objective of assessing and ultimately enhancing its commitment towards sustainable lending in various industry segments. The Framework is being developed using Bond Principles (developed by the International Capital Markets Association—ICMA) and Loan Principles (developed by the Loan Market Association—LMA) as the basis for identification of “sustainable finance segments”. Some of the key industry segments which have been identified thus far as “sustainable segments” include: •Renewable energy – Solar and Wind power generation •Hydroelectric power generation •Agriculture and Allied Businesses •Biomass and other non-conventional energy sources •Sustainable/affordable Infrastructure •Impact NBFCs Renewable Energy Financing    Cumulative Underwritten amount (C Cr) Cumulative RE Capacity financed (MW) 72

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

The Bank is in the process of obtaining a third-party certification of the methodology behind the framework and the framework itself. Once this is in place, suitable disclosures would be made in the public domain. Our plan to monitor our sustainable finance portfolio will enable us to identify and utilise climate transition value creation opportunities.

Our financed renewable energy (solar and wind) capacity has more than doubled in the past 3 years, and we anticipate financing to renewables as well as other green projects to further accelerate in the coming years. So far, we have underwritten loans of ₹15,115 Crore for a cumulative capacity of 6,110 MW. Also, with increased focus on energy transition projects we sanctioned credit limits of ₹160 Crore towards deployment of electric buses.

## Managing our portfolio emissions

As a progressive financial service company, we embrace our responsibility to incorporate environmental considerations into our investment decisions. Through our investments, we look forward to driving the transition towards a sustainable, low-carbon economy while mitigating the risk of stranded investments. This includes firming up a strategy to integrate environmental risks, including those stemming from climate change, into our underwriting and portfolio screening processes in the long term.

Our lending procedures are guided by borrower and market demand, but our credit exposure is well-diversified, with no single industry having a high concentration. As a result, our credit exposure to ecologically/socially sensitive industry sectors has minimal negative consequences.

Disclosure of our own portfolio emissions remains dependent upon emission data disclosures from our borrowers. Although, we acknowledge the challenges involved, we remain steadfast to working with our borrowers to build their capacity for the same. Simultaneously, despite the foreseeable challenges, we also intend to use our influence to encourage our borrowers to commit to net-zero.

Less than 1% of the total exposure comes from fossil fuels (coal and lignite) and their extraction/mining.

Our impact story

# Fuelling the Future



**₹2,143 Cr**

Successfully underwritten project term loan facility

The Bank has successfully underwritten project term loan facility amounting to ₹2,143 Crore for financing development of City Gas Distribution (CGD) network being implemented by Torrent Gas Jaipur Private Limited. Jaipur CGD network consists of 132 CNG (Compressed Natural Gas) stations, 5.28 Lakh household PNG (Piped Natural Gas) connections and 8,423 inch-km of natural gas pipelines. CGD financing aids the energy transitions towards greener fuel reducing the country's oil dependence and supports Governments' initiatives to make the country a Gas economy.

The Bank is the advisor for Mahanagar Gas Limited for acquisition of Unison Enviro Private Limited a (subsidiary of Ashoka Buildcon Limited), which is developing CGD network in three geographical areas. Also, the Bank is the lead arranger for raising funds from public through IPO listing for IRM Energy Private Limited.

In alternative fuel space, the Bank is evaluating multiple proposals for financing projects involved in production of Compressed Biogas (CBG) projects and Ethanol which reduces the carbon emissions substituting the conventional fuels like oil & gas.

HDFC Bank Limited Integrated Annual Report 2022-23 73

Environment Institutionalising Environmental Sustainability We are deeply committed to environmental responsibility and understand the compelling need to minimise our environmental footprint across our own operations, our vendors, and through responsible financing.    Through a combination of time-bound, progressive, and concrete measures, we are actively reducing our most material environmental impacts. This year, we are excited to introduce new environmental Key Performance Indicators (KPIs) in our reporting, aligning with evolving reporting and disclosure standards.    Key tenets of our environmental response Governance We are committed to implementing environmentally responsible practices, in alignment with the direction set forth by our Board of Directors. The Environment Working Group as part of the three different working groups within the ambit of ESG Apex Council sets targets and identifies opportunities for improvement in areas of emissions, energy, water, and waste, and reports to the Corporate Social Responsibility (CSR) and Environment, Social and Governance (ESG) of the Board on our environmental performance. Metrics and Targets Informed by regulatory developments and our stakeholders’ expectations, we continue to identify material key performance indicators (KPIs) for reporting our environmental performance. We maintain a vigilant monitoring system for the identified KPIs and for the outcomes of new initiatives across all our operations. These KPIs encompass metrics related to energy consumption, greenhouse gas (GHG) emissions, water usage, and waste management. The valuable insights drawn from the monitored data are used for decision-making and target-setting and drives our sustainability journey. We are steadily allocating the necessary resources, including infrastructure, personnel, technology, and finances, to facilitate the monitoring, recording, and reporting of new data points, as well as to enhance the accuracy of data collection. 74

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Our focus is on aligning our business operations with socially and environmentally responsible practices. This involves integrating technological advancements and process improvements into our daily operations to contribute to the overall improvement of the environmental quality and creating value.

## Our Energy Performance

Being in the service sector, energy is one of the main resources that we consume to run our operations. We use electricity to power our operating locations - including our data centres and fossil fuel in the form of diesel, petrol and CNG to power diesel-based generators and company-owned cars.

In FY23, we consumed 1.98 Million GJ of energy - which is a slight increase on account of the increased number of operating locations over last year. Electrical energy accounts for over 79% of our energy consumption. Most of our energy consumption is in the form of electricity (1.57 Million GJ), and most of it is procured from the grid although we continue to look out for sources of renewable energy to replace grid energy, wherever feasible.



In FY23, our energy intensity stood at 11.40 GJ/FTE and 10.24 GJ/INR Crore income. Compared to FY22, our energy intensity increased slightly in the reporting year, on account of full-scale office-based operations in FY23 as compared to a significant proportion of our workforce working from home during FY22 due to COVID-19 induced restrictions.

**Total Energy consumed**
(MILLION GJ)


1.57
0.41
FY23
1.31
0.29
FY22
1.19
0.21
FY21
Energy from electricity consumption (million GJ)
Energy from fossil fuels (million GJ)

**Energy Intensity***
(GJ/EMPLOYEE)


FY23
11.40
FY22
11.28
FY21
11.65

**Energy Intensity***
(GJ/INR CR INCOME)


FY23
10.24
FY22
10.15
FY21
9.58

*The Energy Intensity calculation is based on energy consumption at our Indian operations only, while the total income and total total number of employees includes income and employees from our foreign operations as well.

In our efforts to gradually reduce our carbon footprint, we are progressively integrating renewable energy sources into our overall power consumption. We will install solar panels in our upcoming offices wherever possible. We have rooftop solar plants at 10 locations across the country. Our total capacity as of March 31, 2023 was 282.5 kWp.

In the state of Maharashtra, 12 of our offices and branches have transitioned to green power sourced at a premium tariff through DISCOMs. With the procurement of over 2,533.8 MWh during FY23, about 1,799 metric tonnes of carbon emissions were avoided during the year.

We are also currently exploring open access for large office premises.

Despite a growing market for open-access procurement of renewable energy, and the introduction of progressive rules like "Promoting Renewable Energy through Green Energy Open Access Rules, 2022, there remain a number of regulatory and market challenges for us to scale up our RE procurement. Several states are yet to adopt the Rules in the form of Regulations for implementation of Green Energy Open Access (GEOA) at the state level, hindering the pace of adoption of open access RE across our locations. We consider it crucial to eliminate these external challenges to enable at-scale adoption of green power across our distributed consumption centres.

HDFC Bank Limited Integrated Annual Report 2022-23 75

Environment Apart from electricity sourced through the grid, through open access or from our captive sources, some of our locations also generate electricity using diesel generators for backup purposes. For our approach to calculation of emissions and energy consumption please refer to the notes at the end of table on summary of emissions. In FY23, 11% of our energy consumption was on account of diesel consumed in our DG sets.    Energy Consumption    GJ Diesel: DG Set 2,21,359.76 Diesel: Company Cars54,160.67 Petrol: Company Cars1,33,425.58 CNG: Company Cars7.99 Grid Electricity15,55,810.69 Renewable Electricity10,333.68 (Solar Rooftop & GreenTariff) Total19,75,098.38 Building Management and Green Buildings: To support our decarbonization efforts, we are actively engaged in reducing energy consumption across all aspects of our operations. This objective is achieved through a multifaceted approach, including the regulation of existing equipment, installation of energy-efficient alternatives, and the implementation of automated energy management solutions. Our comprehensive energy management and efficiency strategy encompasses various initiatives, reflecting our commitment to sustainable practices and mitigating climate change. By leveraging digital systems and data analytics, we gain valuable insights into energy consumption patterns. Our focus extends to maintaining branches at optimal temperatures, improving power efficiency, and automating energy-consuming assets. These initiatives enable us to optimize energy usage, enhance operational efficiency, and reduce our environmental footprint. In FY23, the Bank accounted for electricity consumption from four of its co-located data centers in addition to an owned data center that was closed during the reporting year. We are also implementing measures to increase the energy efficiency of our data centres which also leads to operational efficiency enhancement. 76

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

## Our data centre energy-saving initiatives

Upgradation to efficient, cooling systems, **cold-aisle containment**

Replacement of old storage and servers with **new-generation hardware**

Deployed new fire suppression system with **NOVEC 1230 gas**

Data centres use **Hyper Convergence IT Technology** for IT asset consolidation and virtualisation

All our data centres are **TIA-942 Rated-3 Certified**

Implementation of smart iPDUs for assets level energy monitoring

We have incorporated several changes within our infrastructure to improve energy efficiency through auto controls and environment-friendly equipment and have installed centrally controlled energy management system in about 600 branches across India till date. This system has allowed us to control consumption patterns, resulting in savings to the tune of 17% annually on an average.

We are using technology and innovation as facilitators in our journey towards low-carbon growth. We have implemented elevator and equipment scheduling to reduce our energy consumption. We have also installed occupancy sensors, capacitor banks as well as Building Management Systems at several of our operating locations. The energy management modules with auto controls deployed across select branches have resulted in significant energy savings. We also have piloted use of modular UPS in our branches and plan to scale further. Additionally, all ACs in our new premises will conform to the latest BEE standards.

## Our building management initiatives

**947** officies and branches are Indian Green Building Council (IGBC) Certified.

**52.24 Lakh** units saved across 600 branches with Smart IoT Based Building Management System

Our **Bangalore Data centre 'Net magic· DC3B'** is certified green data center under the IGBC Green Data Center Rating System

**IGBC Green Champion Award** for "Pioneer in financial sector with highest number of green bank branches in India

**LEED Gold certified** offices in Mumbai and Bhubaneswar

HDFC Bank Limited Integrated Annual Report 2022-23 77

Environment

Moving beyond just our energy consumption, we have taken it upon ourselves to implement other green measures including waste and water management in our existing and new fit-outs. We intend to adopt a more holistic approach towards reducing our environmental footprint at our operating locations.

We have registered 1,990 projects (offices & branches) with Indian Green Building Council (IGBC) for certification. Of these, 947 projects in different cities are certified under the Green Interiors Rating System of IGBC as of March 31, 2023. All our upcoming branches will be evaluated for green certification. Additionally, some of our offices are also LEED certified. IGBC's comprehensive rating modules encompassing Eco Design Approach, Interior Materials, Water Conservation, Indoor Environment, Energy Efficiency, and Innovation in Interior Design have been diligently implemented and met with excellence throughout our certified branches and offices. We prioritise environmental sustainability and have been using GreenPro certified materials such as plywood, laminates, flooring tiles, ceiling tiles, paints, adhesives, finishes, and equipment at our select locations. Additionally, we include low VOC finishes in our BOQ and contractor tendering process.

## GHG emissions

We are dedicated to playing our part in addressing climate change and promoting sustainable practices not only within our operations but also throughout our value chain. Our emissions inventory includes emissions from our operations in India and includes our Corporate offices



(301), Currency Chests (33), Training Centres & Guest Houses (26), Data Centres (5*), Branches (7,813, which excludes 4 overseas branches and DBUs) and ATMs (17,765 - Excluding CDMs), aligning to our reporting to regulatory authorities as of March 31, 2023. Collecting complete and accurate activity data from tens of thousands of our distributed locations, of varying sizes & nature, is one of our key challenges, and hence a strategic priority action area. The dynamic nature of our branch operations, characterized by the simultaneous opening and closing of multiple branches during the annual reporting cycles further exacerbates the complexities in accurately determining and monitoring activity levels at our locations during the different timeframes across the reporting year. We are continuously enhancing our data collection processes and exploring suitable technological solutions to enhance stakeholder confidence on completeness of our inventory.

We are continuously implementing technical and management solutions to reduce our GHG footprint. Our efforts in this direction are guided by our commitment to become carbon neutral by FY32. We have rolled out an actionable strategy roadmap designed through an extensive bottom-up consultative process to make incremental and measurable progress towards this goal.

In FY23, our Scope 1 emissions accounted for 8%, Scope 2# emissions accounted for 80%, and Scope 3 emissions accounted for 12% of our total emissions. Out of the total Scope 1 emissions, fuel consumption in diesel generators was the primary contributor with a share of 55%, followed by fuel consumption in company-owned vehicles contributing to the remaining 45%.

Our Scope 2 emissions encompassed emissions associated with purchased electricity from the grid at locations which are owned or controlled by the Bank and are owned and co-located data centres. We are continuously taking measures to seek ways to reduce our scope 2 emissions - through interventions in our own operations and through collaboration with our data centre service providers. This year we have used both location based and market based approach to calculate our Scope 2 emissions.

Electricity consumption at our other facilities, along with emissions on account of air travel, car/cab travel, train travel, paper, and e-waste contribute to our Scope 3 emissions that cover categories 5 and 6 and 8 as per the Technical Guidance for Calculating Scope 3 Emissions of the WRI GHG protocol. At present, the Bank only reports for category 5, 6 and 8 for scope 3 emissions.

**Total GHG Emissions**
($tCO_2e$)


FY23
3,85,265
FY22
3,51,241
FY21
3,15,141
Scope 1
Scope 2#
Scope 3

*1 owned data centre closed during the year
#indicates that scope 2 emissions have been calculated using the market based approach.

78

    Introduction to OurHow WeOurResponsibleStatutory Reports and OverviewHDFC BankPerformanceCreate ValueStrategyBusinessFinancial Statements    Our Scope 1 emissions increased from 20,876.97 tCO e in FY22 to 29,828.77 tCO e in FY23 2 . This rise can primarily 2 be attributed to increased employee activity in the reporting year leading to increased travel and fuel consumption etc.    In FY23, we witnessed an increase of 19,173.33 tCO e in Scope 2# emissions despite 2,533.2 8 MWh of our electricity consumption having renewable energy attributes (generated from solar rooftop and procured through green tariff). This increase also can be attributed to increased employee activity in the reporting year. Scope 2# Electricity Emissionslocations, a hierarchical approach has (3,06,840 tCO e) (%) 2been followed for estimating energy consumption. For locations with available electricity procurement costs, the same has been used along with    5state-level tariff to estimate electricity consumption. For other locations, electricity consumption was calculated 95using internally derived electricity consumption benchmarks specific to climatic zones. Data CentersOther locations We have identified ATMs as one of the Scope 2# Emissions (tCO e)location categories where we need to 2significantly set up our efforts to collect actual energy consumption despite FY233,06,840ATMs accounting for approximately 4% FY222,87,667of the total energy consumption. FY212,90,571In FY23, our Scope 3 emissions increased over FY22. The emissions from purchased electricity at other Currently, data centres contributefacilities accounted for 67% of our total 5% of our Scope 2# emissions. WeScope 3 emissions. In comparison to are continuously enhancing our dataFY22, the emissions from our other collection systems, processes, andfacilities have decreased by 3%. Apart governance mechanisms to improvefrom these facilities, hired cabs (14%), accuracy of data collection for GHGair travel (12%), paper waste (7%), rail inventorisation. Considering Scope 2#travel (0.005%) and e-waste (0.005%) emissions are our primary source ofcontributed to our Scope 3 emissions. GHG emissions, we have prioritised strengthening the mechanisms for collection of our electricity consumption data from various operating locations. In the first phase, we are targeting our high consumption locations, gradually moving on to other location categories. Overall, during FY23, actual kWh data could be obtained for 52% of the locations which accounted for about 54% of the total electrical energy consumed. For the remaining #indicates that scope 2 emissions have been calculated using the market based approach. HDFC Bank Limited Integrated Annual Report 2022-23 79

Total Scope 3 emissions: 48,596.12 tCO e (%) 2    7    Other facilities Business Travel^ Waste** 67 ^Business travel includes emissions from cab hire, air travel and rail travel. **Waste includes emissions from paper waste and e-waste 80

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

| Emission Scope | Emission Source | Emissions ($tCO_2e$) |
|---|---|---|
| Scope 1 | Diesel consumption in DG sets | 16,505 |
| | Company owned vehicle | 13,324 |
| **Scope 1 Total** | | **29,829** |
| **Scope 2** | **Purchased electricity** | **3,06,840** |
| Scope 3 | | |
| Category 8: Upstream leased assets | Purchased electricity in other facilities | 32,300 |
| Category 6: Business travel | Cab hire | 6,857 |
| | Air travel | 5,817 |
| | Rail travel | 2.43 |
| Category 5: Waste generated in operations | Paper waste | 3,617 |
| | e-waste | 2.3 |
| **Scope 3 Total** | | **48,596** |

Notes:
Scope 1 emissions include $CO_2$, $N_2O$ and $CH_4$ emissions from the combustion of diesel purchased by the Bank for its owned DG sets, as well as the combustion of various fossil fuels in Bank-owned vehicles.

1. For most of our locations (over 90%), the diesel consumption in DG sets is recorded in our financial database as the amount spent for diesel purchased and is converted into the quantity of diesel fuel consumed using estimations of diesel prices in different states. For the remaining 10% of locations, we have extrapolated based on estimates of diesel consumption at other locations serving as our internal benchmarks for diesel consumption.
2. The data for expenditure towards purchase of fossil fuels for consumption in company-owned vehicles is extracted from the Bank's financial management system and is used to derive fuel consumption in liters/kg using estimates of fossil fuel prices in various states. For remaining locations, the national average fuel price is used and average of CNG price in NCT is used to estimate CNG consumption.
3. At present, the refrigerants data is not included in the Scope 1 emissions as the bank is in the process of collating the refrigerant data.

The Bank has considered both location-based and market-based approach to calculate its Scope 2 emissions. Scope 2 emissions include GHG emissions from electricity consumed in the facilities that can be considered to be under the operational control of the Bank, as well as its co-located data centres. A hierarchical approach has been followed for the estimation of emissions from this category (i.e. (i) monitored data on electricity consumption, (ii) estimated electricity consumption based on location specific trends of electricity consumption for over six months, (iii) estimates of electricity consumed based on procurement costs and state-level tariff; and (iv) estimated electricity consumption based on climatic-zone specific, internally derived electricity consumption benchmarks; in that order). For location based approach, in all cases, the Grid emission factor from version 18 of the CEA's (Central Electrical Authority) $CO_2$ database has been used. While for market based approach, emission factor of 0 has been considered against the electricity consumed/ procured from captive rooftop solar plants and green tariff

Scope 3 emission estimation: Emission on account of purchased electricity at our other locations (i.e. ATMs) has been estimated using the same approach as in Scope 2. Emissions from hired cabs have been estimated based on an e-expense report for hired cabs from the Bank's financial management system – which has been used to derive the distance travelled. The average emission factor for various categories of cars from the India GHG Programme has been used. For domestic air, international air and rail travel, information on trip characteristics has been extracted from the Bank's financial management system, and the distance travelled is derived from publicly available sources. The emission factors for domestic air travel have been taken from the India GHG programme. Whereas, the international air travel emission calculation has been done as per DEFRA Government emission conversion factors for greenhouse gas company reporting, Business travel-air (2022).

Emissions from paper waste and e-waste have been estimated based on emission factors for landfilling provided by the latest version of the USEPA's WARM tool on the extracted data for paper waste and e-waste disposed.

During FY23, our Scope 1+2 GHG emissions intensity decreased by 11% and 11% y-o-y per FTE and per Crore income, respectively.

**GHG Emissions Intensity - (Scope 1+ Scope 2)***
($tCO_2e$/ FTE)


FY23
1.94
FY22
2.18
FY21
2.55

**GHG Emissions Intensity - (Scope 1+ Scope 2)***
($tCO_2e$/ INR Cr income)


FY23
1.75
FY22
1.94
FY21
2.09

**0.22** $tCO_2e$/ per year

**Reduction in Scope 1+2 emissions per Cr income in FY23**

**0.24** $tCO_2e$/ per year

**Reduction in Scope 1+2 emissions per FTE in FY23**

*The GHG Intensity calculation is based on GHG Emissions (Scope 1 + Scope 2) from our Indian operations only, while the total income and total total number of employees includes income and employees from our foreign operations as well.

*indicates that scope 2 emissions have been calculated using the market based approach.

HDFC Bank Limited Integrated Annual Report 2022-23 81

Environment Measures to reduce GHG emissions We remain committed to implementing meaningful and system-driven changes within the organisation to reduce the GHG intensity of our operations. We have adopted firm-level guidelines for operations and procurement for supply-side and demand-side interventions.    82

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

**Green Projects (Offices and Branches)**

**2** Projects
**IGBC Platinum certified**

**52** Projects
**IGBC Silver certified**

**746** Projects
**IGBC Gold certified**

While 947 projects were IGBC certified as on 31[st] March 2023 since inception, 800 projects were certified in FY23

**Transition of select offices to Green Power Tariff**

**12**
**Premises covered**

**2,533.8** MWh
**Electricity procured through Green Tariff**

**1,799** $MtCO_2$
**Carbon savings**

## Focus areas for FY24

Smart IoT-based building management system to be rolled out in **1,500 additional branches** (currently at 600 branches)

Install **TPFC** at 105 branches, 19 offices, new branches >2,000 Sq. ft., and back offices >50,000 Sq. ft. with AC system installed by the Bank and service power from dedicated transformer/energy meter

**Old AC chiller systems** are to be replaced at a few offices

**Variable Frequency of Speed Drive (VFDs) in chiller system/IE5 pumps and Online tube cleaning system** installed

**Open access** is being explored for a large office premise

HDFC Bank Limited Integrated Annual Report 2022-23 83

Environment

As a responsible bank, we recognise our impact on the environment beyond our core operations. While we diligently address emissions within our operating boundary, we also acknowledge the importance of taking measures outside our direct operations. We have thus, prioritised two key aspects that have a direct impact on reducing GHG emissions within our value chain: paper waste reduction and tree plantation.

**Reducing GHG emissions across our value chain**

Our digital products and services, along with automation of several internal as well as customer-linked processes and channels, have enabled us to reduce paper waste generation. The 'Green Event Guidelines' rolled out by our retail marketing team has helped save about 33.10 Lakh Sq. ft. of paper during the reporting year.

We have launched an ambitious tree plantation initiative and have successfully planted over 30 Lakh trees to date. This program has not only resulted in significant reductions in our GHG emissions but has also served as a catalyst for enhancing our social and relationship capital.

Our digitised processes and products have helped customers reduce their frequency of visits to the Bank's branches, ATMs, and offices - thereby reducing associated emissions.

Where paper use is unavoidable, we are switching to recycled paper. As a result, associated emissions increased by less than 20% y-o-y in FY23, despite a 13% increase in our customer base.

**163.25** tonnes

**Paper waste recycled in FY23**

**7.01** tonnes

**Plastic waste recycled in FY23**

**30** Lakh+

**Trees planted up to FY23**

**45,000+**

$tCO_2e$/per year

**$CO_2$ sequestration potential created through our plantation activities so far**

## Waste Management

We aim to work progressively towards sustainable management of waste generated from our operations. We are in the process of formalising a waste management policy that prioritises segregation and recycling, promotes environmental awareness and ensures safe handling and storage of waste. We assign clear roles and responsibilities, comply with legislative requirements, and aim to minimise waste generation.

While we have been continuously striving to reduce waste generation from our facilities, during the reporting year, we have taken a significant step forward by implementing an effective recycling program for several waste categories across several of our locations. This expansion reinforces our commitment to promoting the circular economy and minimizing our negative environmental footprint.

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| S.No. | Parameter | Waste diverted from disposal by recovery operation (in metric tons) | |
|---|---|---|---|
| | | Recycled (in metric tonnes) | Total Waste Diverted from Disposal (in metric tonnes) |
| **1** | **Non-Hazardous waste** | **272.65** | **272.65** |
| a) | Plastic waste | 7.01 | **7.01** |
| b) | E-waste | 88.15 | **88.15** |
| c) | Paper | 163.25 | **163.25** |
| d) | Other Non-hazardous waste | 14.24 | **14.24** |
| e) | Battery Waste | 16.67 | **16.67** |
| **2** | **Hazardous Waste** | **21.24** | **21.24** |
| a) | DG Oil | 4.56 | **4.56** |
| | **Total** | **293.89** | **293.89** |

Note: Waste quantities mentioned here includes waste only from our facilities where waste segregation and recycling have been implemented, except for e-waste – which includes IT e-waste from other locations as well.

We deal with five types of non-hazardous wastes: e-waste, paper waste, food waste, plastic waste, and other non-hazardous waste. We recognise our responsibility in ensuring that all these wastes are disposed responsibly. For dry waste, we have implemented waste segregation and recycling in 16 offices. All the dry waste from these offices is collected and disposed through authorised vendors who eventually recycle the waste.

In FY23, disposal of our owned IT assets led to the generation of 87.82 tonnes of e-waste and batteries in addition to 0.33 tonnes of other e-waste and batteries from our non-IT operations at select locations. We ensure that our e-waste and batteries are disposed through authorised recyclers.

**88.15** tonnes

**of e-waste generated and recycled in FY23**

**293.89** tonnes

**Total waste recycled in FY23**

Through internal consultations and partnerships with our vendors, we will be expanding the coverage of facilities at which we track our dry waste (including e-waste) progressively and scale it up over the next few years. At some of our locations, waste diesel oil is produced due to the operation of DG sets which is classified as hazardous waste and disposed using approved, authorised vendors.

## Water Conservation

Due to the value of water as a precious resource, we use water judiciously. Our water consumption is restricted to consumption for domestic purposes and drinking. At our most locations, we obtain water from municipal or third-party suppliers. We are committed to reducing water consumption and to accurately measuring and monitoring it. As part of this commitment, we have planned installation of IoT-based water meters at some of our locations. In the coming years, we will be expanding this coverage in a phased manner.

By incorporating water-saving practices, and technologies, we are actively working towards a more sustainable future and playing our part in addressing global water challenges. In our IGBC certified branches, all washrooms are equipped with low-flow flush & low-flow fixtures; the urinals are sensor-based with a flow rate of 1 to 1.5 Low-Pass Filter (LPF). Through such measures, most of our green branches are able to achieve 27-30% water savings over the UPC(I) baselines. Estimated water consumption at an operational level with respect to our total employee strength for FY23 is about 2,167 Million Litres.

We do not generate industrial wastewater. However, for the sewage that is produced, we have taken proactive steps by installing sewage treatment plants at some of our larger office premises.

Besides our operation, we also have an impact outside our operational boundaries by working with communities to conserve water and to rejuvenate water bodies. The details of this can be found in our 'Social-Communities' chapter.



HDFC Bank Limited Integrated Annual Report 2022-23 85

Environment TCFD disclosures HDFC Bank recognises the growing concerns of regulators, investors, and clients about climate risks that businesses, particularly banks and financial institutions, face. This is our third year of working on the    recommendations of the Task Force on Climate-related Financial Disclosures (TCFD)—which provides a useful framework for identifying climate-related risks and opportunities, evaluating effective responses, and communicating crucial information to stakeholders. Governance The Bank has a Board approved and governed ESG policy framework and Environmental Policy that identifies the Bank’s environmental risks and impacts including those from Climate Change. The CSR & ESG    86

    Introduction to OurHow WeOurResponsibleStatutory Reports and OverviewHDFC BankPerformanceCreate ValueStrategyBusinessFinancial Statements Committee of the Board oversees the Bank’s sustainability and climate change initiatives. This committee oversees and monitors the ESG framework, the Environmental policy, actionables and initiatives strategised and executed by the management level ESG Apex Council and the ESG working groups. The committee also oversees and monitors the Bank’s ESG disclosures, highlighting the Bank’s ESG performance and prioritisation of material topics. The ESG Apex Council is a senior management level council that governs and reviews the progress of the three ESG working groups that drive the ESG agenda (including climate change) at the Bank. This committee shapes and guides the ESG strategy of the Bank. Updates on actionable arising from this committee are further reported to the CSR & ESG committee of the Board. The ESG working groups reports to the ESG Apex Council and is responsible for driving the Bank’s ESG strategy and roadmap to achieve set targets, including those of climate change. There are three working groups for better focus and monitoring: the Environment working group, the Social & Governance working group and the Product Responsibility working group. The Environment working group sets targets and identifies opportunities for improvement in areas of emissions, energy, water, and waste. The Product Responsibility group, examines Environmental & Social (E&S) risks in our portfolio and lending, including climate risks, while finding new business opportunities in the E&S arena. It is also responsible    and accountable for formalisation of sustainable finance framework and processes to identify ESG risks in lending, engagement with clients on ESG including climate change and the action taken on TCFD recommendations including stress testing. Climate change initiatives are updated to the CSR & ESG committee of the Board that meets every quarter. The Bank has a dedicated ESG vertical that works in conjunction with several internal and external stakeholders, to drive the ESG agenda including managing, mitigating, and reporting on climate metrics. The Group Head (CSR & ESG) reports to the Board every quarter, chairs the ESG apex council which drives the ESG & climate change strategy via the three working groups. The management level ESG council and working groups and hence the CSR & ESG committee of the Board reviews plans of action, targets, current performance against targets, initiatives undertaken by internal business units and employees to mitigate effects of climate change etc. The Board Committee also helps in setting and reviewing performance objectives thereby prescribing annual budgets for the same. The Bank’s risk team headed by the Chief Risk Officer spearheads the assessment and climate risk linked analysis of the Bank’s portfolio. Credit officers assess overall E&S risks, especially climate risks through a comprehensive “ESG & Climate Change Assessment” framework, as a part of the overall credit assessment for its wholesale corporate borrowers. Strategy The Bank has been reporting to the Carbon Disclosure Project (CDP) on its climate change strategy, risks, opportunities, and emissions. From the perspective of climate risk assessment, we will assess the priority of physical and transition risks in the near to medium term. Some of the critical parameters to consider would be GHG emissions, air pollutants and climate transition risk pathways both at the sector and borrower level. There are two main types of climate related risks: 1)Physical risks (both acute and chronic): Economic losses (physical damage to property and assets) from extreme weather events (flood, cyclone, etc.) attributed to climate change 2)Transition risks: Possible process of adjustment to a low carbon economy and its effects on the value of financial assets and liabilities. We are actively exploring frameworks to model and assess climate risk. For this purpose, we have partnered with an independent global agency to source models for assessing climate transition risk. Additionally, we are committed to acquiring granular data and utilising BRSR data to strengthen our climate risk assessment tools and conduct scenario analysis. Given that climate risk is an emerging and long-term risk for the Bank, we will consider adopting a suitable methodology/ pathway to analyse the Bank’s exposures under different climate scenarios. HDFC Bank Limited Integrated Annual Report 2022-23 87

Environment

## Risk Management

| | |
|---|---|
| **Current regulation** | Banks are highly regulated in the country and mandates as part of current regulations are always integrated into the overall risk planning and assessment process. Current regulations are also factored in the credit assessment process, especially through the comprehensive ESG & Climate Change assessment framework for its wholesale corporate borrowers. |
| **Emerging regulation** | Transition risk can impact the Bank's credit portfolio resulting from changes in the climate policy, technology, consumer, and market sentiment during the transition to a low-carbon economy. This is particularly relevant for policy changes that can result in loan defaults from certain sectors like coal, thermal and infrastructure. We are actively exploring frameworks to model and assess climate risk. For this purpose, we have partnered with an independent global agency to source models for assessing climate transition risk. Additionally, we are committed to acquiring granular data and utilizing BRSR data to strengthen our climate risk assessment tools and conduct scenario analysis. |
| **Technology** | While our digital environment and information security standards are the foundation of our business today, as financial services professionals, we do not anticipate technology to have a significant impact on climate risk. Our low-carbon digital banking products use technology to enable business. |
| **Legal** | For large loans, we verify whether the project complies with all applicable environmental rules, failing to do so could result in the loan becoming a non-performing asset if the project goes into litigation. This, however, is not a claim against the Bank. There are no other circumstances in which the Bank can be held liable for a climate-related lawsuit. |
| **Market** | In the context of climate change, markets could play a key role in shifting the demand and supply for certain products like green loans or bonds, or in low-carbon digital products. However, we do recognise the relevance of change in consumer preferences, and hence, the need to evaluate this risk, but do not have the tools at present to quantify/include this as part of our risk assessment process. |
| **Reputation** | Reputation risk from community/customer perception is a primary risk to our business. We thus invest in community and customer involvement through surveys and structured engagements to educate and enlighten them on climate risks and mitigation. Further, ESG performance measures are increasingly being used by the global investor community, especially sovereign wealth funds and pension funds, to assess long-term profitable growth. We strive to implement environment-friendly measures throughout our operations. We further show our commitment to ESG, particularly climate change, by including ESG elements in regulatory reporting such as the annual report. In addition, in our annual integrated report, we publish details on our carbon emissions and footprint (third-party assured). |
| **Acute physical** | Acute physical hazards can have a negative influence on our credit portfolio by causing bad debts due to damage to property, infrastructure, and land. This is also relevant for climate disasters destroying assets (that serve as collaterals). We continue to measure physical risks from a climate risk assessment perspective and will assess the priority of these risks in the near-to-medium term. In addition, our Disaster Response and Business Continuity teams conduct business impact analyses and have rapid response procedures in place in the event of natural disasters such as floods. |
| **Chronic physical** | Chronic physical risks are far into the future. Given that climate risk is an emerging and long-term risk for us, we will consider adopting a suitable methodology/pathway to analyse our exposures under different climate scenarios. |

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Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Further details on our ESG strategy and climate change that drive the importance of a holistic approach that encompasses ESG aligned decision-making not only for our internal operational practices, but also extending beyond, onto our external financing activities are available in the chapter on ESG strategy and sustainable finance. The chapter also highlights our focus areas in the domain of sustainable finance including transition finance, engagement with borrowers to understand their best practices, perspective to climate change and net zero goals. While our lending procedures are guided by borrower and market demands, the bank's credit exposure is well diversified across numerous industries, with no single industry having a high concentration. As a result, the Bank's credit exposure to ecologically/socially sensitive industry sectors has minimal negative consequences. In addition, as part of our credit policy, we do not extend finance for setting up of new units for producing/consuming ozone-depleting substances (CFC – 11, CFC – 12, CFC – 113, Carbon Tetrachloride, Methyl Chloroform, Halons – 1211, 1301, 2402) and for small and medium scale units engaged in the manufacture of aerosol units using CFC.

### Metrics and Targets

We have taken on an ambitious target for achieving carbon neutrality of our scope 1 and 2 emissions by FY32 and are already aligning our operations to progressively stringent internal benchmarks for enhancing our energy performance and integration of renewable energy. If FY24, we will be reviewing our performance against the internal benchmarks and targets and incorporating the best available technologies and practices to realign our integrated strategy, wherever required.

Additionally, we aspire to fortify our commitment to financing climate change solutions such as energy transition, renewables, energy efficiency, sustainable transportation, green buildings, climate smart agriculture, among others, and have already embarked on a process to examine our financed emissions and carbon-related asset exposure with the intent to develop KPIs and set goals to track the progress towards assisting our customers and clients in transitioning to a sustainable, low-carbon economy.

HDFC Bank Limited Integrated Annual Report 2022-23 89

Customer Centricity Embedding customer focus in everything we do    Our customers are the key to our existence, and customer focus is one of the five core values driving our mission to be a world-class Indian Bank. M A N A G I N G C U S T O M E R I N T E R A C T I O N S A N D F E E D B A C K Service Quality Initatives Net Promoter     System (NPS) - Grievance ‘Infinite Smiles’Redressal Service Quality Initiatives and Grievance Redressal The Bank has always endeavoured to improve customer experience and has adopted a holistic approach for the same across multiple channels ranging from Branch Banking, PhoneBanking, NetBanking, MobileBanking, WhatsAppBanking, EVA chatbot and the Bank’s social    care handles. The Bank has also improvised on the relationship-based banking programmes by introducing a Virtual Relationship Manager (VRM) programme to cater to various financial needs in a personalised manner. To improve customer service, the Bank has implemented a three-step strategy – Define, Measure, and Improve. The Bank has established robust processes to regularly monitor and evaluate service quality levels not only at various touchpoints but also at a product and process level through the Quality Initiatives Group. To continuously enhance the quality of service, the Service Quality team conducts regular reviews across various products, processes, and channels. The Bank has also created a unique Service Quality Index (SQI) for its primary customer-facing channels, which measures their performance on critical customer service parameters and helps improve the same. The Bank prioritises customer service satisfaction as reflected in our Board-approved Grievance Redressal Policy. The Grievance Redressal Policy is accessible to the public on our website and in our branches. The Bank receives customer complaints largely in relation to Debit/ Credit Cards, Internet Banking, account operations, loans and advances amongst others (Refer Annexure 7 to the Director’s Report). The Bank’s service quality team and Grievance Redressal mechanism is being further strengthened to prioritise prompt resolution of complaints. The Bank is working towards providing timely updates to customers and    90

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

The Bank has participated in RBI's Nationwide Intensive Customer Awareness campaign to enhance customer awareness of their rights and responsibilities in relation to customer service standards, as well as the Internal Grievance Redress (IGR) provided by the Regulated Entities and Alternate Grievance Redress (AGR) mechanism of RBI. The Bank aims to reach the unreached customers by spreading the awareness to the farthest and remotest areas of the country. The initiative also aimed to raise awareness among customers about the self-protection measures to safeguard against the increasing incidents of digital and electronic financial frauds.

ensuring their complaints are handled by dedicated officers in accordance with regulatory guidelines.

The Bank's Board-approved Protection Policy limits customer liability in case of unauthorised electronic banking transactions. In addition to customer awareness sessions, your bank is also working on implementing technology specific risk based controls to curb the menace of financial frauds.

The Bank invites and reviews performance on customer service, quality of service provided and grievance redressal at different levels including Branch Level Customer Service Committees (BLCSCs), Standing Committee on Customer Service (SCCS) and Customer Service Committee of the Board (CSCB).

## Building a customer-centric culture using Net Promoter System (NPS) - 'Infinite Smiles'

We, at the Bank, believe that delivering an outstanding customer experience is a strong differentiator for a great product and is key to a sustained competitive advantage. The primary aim of the Infinite Smiles programme is to establish employee behaviour and practices which leads to customer-centric actions and continuous improvements.

Last year, we initiated measurement on key journeys, identified action areas to improve customer experience and implemented several key initiatives. This has led to a steady improvement on our NPS over the year.

This year, we built on our commitment to our customers by scaling the coverage of our Infinite Smiles programme – we introduced new journeys, new episodes and new products ensuring a much wider coverage. Customer focus has seen increased focus - regular cadence with key stakeholders and rigorous follow-up on actions have become the cornerstones of Infinite Smiles.

The programme now encompasses **critical episodes** – On-Boarding journeys, customer instructions, ATM transactions. We now cover 140+ episodes and have contacted around **100 Million** customers in FY23 for their feedback.

Our 'Infinite Smiles' program rests on three meticulously designed pillars – 'Listen'; 'Learn'; and 'Act' which enables us to embed customer-feedback led transformation as a discipline into our systems, challenge what is considered as the standard, and offer a customer experience that places us amongst the best service brands.

### TRANSFORMING SCORE TO SYSTEMS

**Listen**
Feedback of customers

**3.2 Mn**
feedback captured across key channels, critical episodes and key product journeys

**Learn**
Review and follow up to better understand

**66**
BU NPS Score*

**Act**
Resolve the issue in the near and long term

**3.2 Lakh+**
huddles conducted

*Bottom Up NPS score

HDFC Bank Limited Integrated Annual Report 2022-23 91

Customer Centricity

This well-defined System builds on the Score and requires every level of the organization to be rigorously, consistently focused on the quality of customer and employee relationships.

In order to foster individual learning and inspire front-line employees to do right by its customers, we created an advocacy organisation that ensures

## 1. Sustained leadership commitment

Embraced the goal of creating more promoters and fewer detractors as a mission to building Service First Culture

## 2. Building greater focus on understanding customer needs

Operationalising customer empathy, through Detractor engagement - front-line employees hear positive and constructive feedback directly from customers enabling them to support actions that improve customer experience.

## 3. Robust operational and analytical infrastructure

Customer Experience Transformation team leads the effort and is responsible for maintaining rigor.

It rallies across departments with the objective to drive the mission of serving the customer and bringing voice of customer into decision making

## 4. Reliable and trusted metric

We use Net Promoter Score (NPS) branded as Smile Score - a simple and easy to understand metric which is reliable and valued. We have now embedded Smile Score and customer feedback as an outside-in perspective for measuring process efficiency.

Infinite Smiles program is a practical framework to grow by enriching the lives of our customers and employees. It is the business equivalent of the Golden Rule: Treat others as you would want to be treated.

Guided by our aspiration to move from score to systems, we have been working to institutionalise the process for addressing customer issues that transcend beyond measurement and create a culture of customer-centricity and agility.

We would not only like to anticipate and react to changing customer expectations but also like to provide a proposition to our customers that makes us more attractive than competitive alternatives.



With this in view we subscribed to competitive benchmarking of NPS, in the form of a subscription based product NPS Prism®.

**HDFC Bank leads the overall brand NPS ranking among 20+ competitors in the banking category.**

Our commitment to building a customer obsessed culture and constant effort to include everyone in the organisation has ensured continuous improvement leading to growth in customer's advocacy with the brand.

**Brand NPS Score (Indexed) | Banking Category**


HDFC Bank
100
Bank A
94
Bank B
94
Bank C
85
Bank D
83
Bank E
81
Bank F
74
Bank G
70
Bank H
54

- Source: NPS Prism® benchmarking report (2022). NPS Prism® is a registered trademark of Bain & Company, Inc.
- Name of competition banks intentionally masked
- Score indexed to HDFC Bank
- Competition banks do not include pure-play credit card providers

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Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

## Some of our customer-centric initiatives


TO STAY SAFE FROM
ANY FINANCIAL FRAUD
FOLLOW
V FOR
VIGIL AUNTY
SEND "Hi" ON
729 003 0000
TO KNOW ABOUT THE LATEST FRAUDS
AND HOW TO PREVENT THEM

### Vigil Aunty

As a socially responsible corporate and a leader in banking, we understood the importance of educating the public about safe banking practices in the era of digital payments. Despite the evolving tactics of fraudsters, we implemented multiple initiatives to drive fraud awareness among our employees and customers.

Realising that traditional financial safety ads had lost their appeal, we seized the opportunity to engage Indians through their love for Bollywood and social media influencers. Introducing our Secure Banking influencer, "Vigil Aunty," became our strategy to educate and protect Indians from fraudsters in an entertaining manner.

We launched Vigil Aunty on the 75th Independence Day through mass announcements in leading newspapers. To maximize reach, we created thematic and contextual educative videos featuring Vigil Aunty on platforms like Facebook, Instagram, and Josh, where influencer-generated content thrives.

Through these channels, we kept our customers informed about the latest tactics employed by financial fraudsters, empowering them to detect cyber fraud attempts and stay safe. Additionally, we developed a WhatsApp Chatbot (729 0030 000) to provide real-time updates and insights into the latest news and frauds.

In just **6** months, Vigil Aunty garnered a staggering reach of **146** Mn+ and built a dedicated fan base of over **2.3** Mn. As part of our commitment, we conducted more than **5,900** training programmes, benefiting over **62,500** customers, including senior citizens, self-help groups, and law enforcement agencies.

Going beyond awareness, we proactively tracked online frauds and vulnerabilities, with a primary focus on protecting our HDFC Bank customers. Leveraging powerful tools, we monitored fraudsters on Google and social media channels. Swiftly, we identified and took down fake customer care numbers, social media profiles, Twitter handles, and career pages falsely associated with HDFC Bank. Our response time for removing such fraudulent entities was within 24-48 hours.

From September 2022 to March 2023, we successfully dismantled over 82,692 fake profiles, 1,500 counterfeit links, and 1,900 deceptive contacts, effectively mitigating risks and safeguarding our customers' interests.

HDFC Bank Limited Integrated Annual Report 2022-23 93

and No.1 on market capitalisation based on BSE data as on 31st Dec, 2021 Cards Portfolio Staying true to our core values of customer-centricity and placing customers at the heart of all our operations, we expanded our credit card portfolio to cater to the distinct needs and preferences of various customer segments. Through a variety of partnerships and benefits, we were already taking care of our customers’ travel needs; given that ‘railways’ continue to be the backbone of the country and the preferred mode of travel by most Indians, we introduced a new product to serve this set of customers. We collaborated with IRCTC and launched the IRCTC HDFC Bank Credit Card. This card gives the greatest savings on train ticket purchases made through the IRCTC website and Rail Connect mobile app. We also realised through customer interactions that many super premium customers seeking greater benefits,    Festive Treats 4.0: Bringing Back the Festive Cheer Through our Festive Treats 4.0, we aimed to encourage our customers to celebrate festivals like before & make a shift from toned-down festive celebrations that the country had witnessed in the previous 2 years. To make this festive season bigger & better, this year’s theme was “Tyohaar ko bada banayein”. Provided 10,000+ offers on Cards, Loans & EasyEMI exclusive offers, and higher rewards were underserved. To meet the needs of this affluent customer segment, we introduced the Regalia Gold Credit Card. We supported this campaign by providing 10,000+ offers on Cards, Loans & Easy EMI. For the first time, we created region-specific exclusive pages with over 5,000+ hyperlocal offers to promote regional festive flavours. The campaign was promoted actively on internal & external media channels with a special focus on driving digital business. The mega campaign was also supported on ground with visibility at 1.60 Lakh+ outlets, dealerships & DSAs, 6,500+ branches and 23,000+ activations. This card provides exclusive offers and unparalleled benefits on luxury travel, lifestyle, and shopping experiences across popular brands. 94

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements


Taking a step today
for a better tomorrow.
HDFC BANK
PARIVARTAN

## CSR Parivartan films

On the occasion of World Environment Day, on 5th June 2022, the Bank launched four unique films that highlight the Bank's Environment, Social and Governance (ESG) focus and work done as part of HDFC Bank Parivartan. The films highlight the Bank's commitment to 'Leading Responsibly' and the TV campaign was broadcast on all leading news and television channels. We believe that as India's largest private-sector bank, we must use our brand to create a positive social impact and make a difference in the lives of communities.

As part of the campaign, we also launched a high-decibel initiative called #EnginesOff to raise awareness on the importance of reducing air pollution. Through a short street play, motorists idling their vehicles at busy traffic intersections were encouraged to switch off their engines while they wait for the signal to turn green. The #EnginesOff activity was conducted in 40+ cities, at 140+ busy traffic junctions.

**#EnginesOff campaign won GOLD award at 12th ACEF Global Customer Engagement Awards.**

## SmartHub Vyapar Launch

In the post pandemic world, the way merchants do business was changing and there was a pressing need for a solution to their banking and business problems. Hence, SmartHub Vyapar, a pioneering app that brings a vibrant suite of payments, lending and business solutions onto a single platform, was launched in October, 2022.

"Har jaroorat ka upay, ek app jo vyapar ko aaege badhaye" positioned this app as a solution provider for the merchants. The campaign included a high-impact PR launch with senior officials addressing the media across 13 centres. The launch was covered in 400+ offline and online media publications with a total readership of 8.6 Cr+. This was supported by release of a new microsite for the app and on-ground activations - 1,000+ padyatras conducted covering 75,000+ stores.

The campaign was a huge success leading to a 88% growth in the digitally acquired merchant base per month and 170%+ increase in monthly business volume since September. SmartHub Vyapar has a playstore rating of 4.9 and ios rating of 4.6. It has 1M+ downloads since its launch.


Banking solutions &
Business growth
with One powerful app,
now get both
Introducing
HDFC BANK
SmartHub
VYAPAR

### Key Features of SmartHub Vyapar app

- Instant, Digital, and Paperless merchant onboarding for HDFC Bank existing customers.
- Accept payments via all payment modes and make business payments via Business Credit Cards.
- Get access to banking products & services – Fixed Deposits, Pre-Paid and Credit Cards.
- Avail instant & pre-approved loans to grow their business.
- Grow business digitally with merchant campaigns, customer offers & rewards.

HDFC Bank Limited Integrated Annual Report 2022-23 95

Future Ready Digital Bank Making Banking Simple, Secure and Service-centric We have taken several strides in our technology transformation agenda and delivering secure services continues to be a priority for us. Our vision is to provide our customers with the best possible neo-banking experience, and to achieve this, we continue to create products that make banking effortless, user-friendly, and secure. Technology and Digitisation play a crucial role in positioning HDFC Bank as a leader in the Indian financial services industry. This is further supported by our strategic pillars, which form the foundation of our vision for the upcoming years and guide our consistent performance. We have defined these as: •    Transform the Bank: The ‘Transform the Bank’ pillar represents HDFC Bank’s commitment in revolutionising our infrastructure, systems and processes to meet the evolving demands of the digital era. It encompasses strategic initiatives aimed at embracing emerging technologies, implementing innovative solutions and driving transformative change across the Bank to stay at the forefront of technology advancements. •Run the Bank: The focus of this pillar is on ensuring the smooth functioning and reliability of our existing platforms and systems by prioritising maintaining the robustness, scalability and resilience of our technology infrastructure to provide a seamless and secure experience for our customers. •Building Competencies/CoEs: With this pillar, we concentrate on cultivating our internal capabilies and expertise in key technological innovations to establish Centres of Excellence (CoEs) which act as a knowledge hub that foster excellence in areas such as data analytics, cybersecurity, user experience design and software development. •Nurturing Tech Talent: It emphasises our commitment in attracting, developing and retaining top technology talent within our organisation leveraging their technical skills and expertise to build high- performing workforce that drives innovations and supports digital transformation in this competitive and fast paced technological landscape. Please refer our overall approach to talent on Pg 104 (Human Capital) These robust strategic pillars form the framework for our future endeavours, allowing us to leverage technology effectively and drive innovation in the financial services sector. 96

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## Modernising legacy to transform the Bank

To realise our vision of delivering a streamlined and digitally driven banking experience, we have intensified our efforts on modernisation by focusing on the following key areas:

### Cloud Adoption

Significant progress has been made in HDFC Bank's cloud adoption journey, resulting in enhanced operations and improved customer services. By embracing the cloud, the Bank has achieved notable advancements in terms of scalability, agility, cost optimisation and security. Some key achievements include:

1. **Scalability and Availability:** Utilising cloud has enabled us rapidly scale infrastructure and services as per customer demand. With the ability to provision resources on-demand, the Bank can seamlessly handle peak workloads ensuring uninterrupted services and availability.

2. **Multi-Cloud Leadership:** HDFC Bank stands out as the first in the banking industry to establish a common landing zone across three different cloud service providers. This pioneering approach maximises flexibility, efficiency, and resilience.

3. **Product and process innovation:** Through the utilisation of cloud-based applications and programmes, HDFC Bank has achieved swift product and service launches, experimentation with innovative solutions, and streamlined internal processes. This increased agility has allowed the Bank to quickly adapt to evolving market dynamics and successfully develop notable projects like PayZapp 2.0, Xpress BizFinance-CLO, HDFC Streams Solution, and more. The key ones are explained in detail in the Digital launches section.

4. **Data optimisation and control:** In addition, HDFC Bank has undertaken the Data Lake project, migrating the on-premises data warehouse to the cloud. This migration has resulted in real-time availability of data, allowing near-real-time processing of batch, structured, and unstructured data sources. Moreover, it has provided the Bank with fine-grained control over data access based on role-based permissions, ensuring data security and privacy.

### Leveraging Artificial Intelligence and Machine Learning

Leveraging the transformative potential of Artificial Intelligence (AI) and Machine Learning (ML), HDFC Bank has significantly enhanced its operations and delivered superior financial services to customers. The following are the key benefits and achievements in the past year:

- **Enhanced Customer Engagement:** The integration of AI-ML technologies into HDFC Bank One and EVA Chatbot platforms has played a pivotal role in improving customer engagement. By leveraging AI-ML algorithms, personalised recommendations and tailored services are provided to individual customers, resulting in a more customised and satisfying banking experience.
- **Strengthened Risk Assessment:** HDFC Bank has initiated the utilisation of AI-ML models to enhance its risk assessment capabilities. This proactive approach enables the identification of potential risks and the development of effective mitigation strategies. The implementation of AI-ML models in Vyapar and the Bank's risk assessment system, has proven to be instrumental in ensuring robust risk management.
- **Advanced Fraud Detection:** The bank's robust fraud detection system has been further enhanced through the application of AI-ML techniques. This technology enables the identification and prevention of fraudulent activities, safeguarding customer transactions and protecting against emerging threats. The upcoming development of Faceless Authentication will further expand the capabilities of the Bank's fraud detection system.

HDFC Bank Limited Integrated Annual Report 2022-23 97

Future Ready Digital Bank Active-Active Architecture To enhance operational resilience and provide uninterrupted banking services, HDFC Bank has embraced the cutting-edge Active-Active architecture. This technology framework ensures high availability and continuous accessibility of critical systems and applications by maintaining synchronised and active instances across multiple data centers. The benefits of this approach are: •    High availability and continuous accessibility of critical systems, ensuring uninterrupted services and enhancing customer experience. • Improved system performance, reduced downtime, and enhanced business continuity. • Minimised disruptions and optimised load balancing for seamless failover during peak demand periods. The adoption of Active-Active architecture showcases HDFC Bank’s commitment to leveraging innovative solutions for operational resilience and delivering reliable banking services. Branch Digitisation HDFC Bank has taken the lead in branch digitisation, revolutionising the traditional banking experience with technology-driven solutions. With the aim of providing customers with convenient and efficient banking services, we have embarked on a comprehensive digitisation journey across our branch network. •Integration of Digital Channels: Initiatives like Zscaler have seamlessly integrated digital channels, self-service kiosks, and advanced automation technologies, resulting in streamlined operations and enhanced customer interactions. •Smartbranch Implementation: By establishing Smartbranches, key processes such as account opening, loan applications, and transactions have been digitised, offering customers a more efficient and convenient banking experience. •Self-Service Options: Our digital branch platforms provide customers with a range of self-service options, enabling them to perform transactions, access account information, and seek assistance independently, further enhancing convenience and empowerment. This branch digitisation strategy has not only significantly improved the overall customer experience but has also boosted employee productivity. Our investments in strengthening core technology are bearing fruit Exponential growth in UPI volumes: Over the past year, HDFC Bank’s UPI has achieved impressive Y-O-Y growth of 70% in both value and volume, indicating a continuous upward trend. Moreover, the implementation of the Active-Active architecture of UPI has been successful, enabling us to process records from both NPCI DR and NPCI PR sites simultaneously. This is a crucial step towards establishing the foundation of our HDFC BANK UPI Active-Active design. UPI will further be enhanced with the introduction of UPI Lite, a digital non-interest bearing wallet with the ability to transact offline without requiring pin. The first issuer for the wallet is now live across the country. HDFC Streams With exponential growth in UPI volumes, we are geared up for the next UPI revolution and have recently developed HDFC Streams, an adaptive rate limiter that is deployed between the source and destination systems,    whether they are located in the Cloud or On-premises. HDFC Stream’s primary function is to intelligently manage and control the exchange of transactions based on the health of the destination system. The monitoring mechanism of Streams enables detailed performance analytics of the destination system, facilitating the early detection of any irregularities and preventing performance deterioration. •Benchmarked to handle 5,000 transactions per second against current peak observed of 1,350. •Monitors & recalibrates the transactions at a frequency of 4 times a second HDFC Streams Solution will further be extended to cover the other financial transactions as well to ramp up the volumes.    Tokenisation HDFC Bank is the only bank to implement ‘Bank Tokenisation’ in addition to ‘Network Tokenisation,’ facilitating the enablement of On-us transactions resulting in significant savings. This initiative was awarded as the ‘Most Innovative Solution’ in APAC by Discover. 98

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## Digital Launches: Delivering enhanced customer experience to Run the Bank

### PayZapp 2.0 - Convenience, safety, and rewards in one neo-tech powered app

Our revamped PayZapp 2.0 app is a modernised payments app that aims to provide customers with a seamless and intuitive user experience while ensuring enhanced security features. This new app comes with a variety of quality-of-life improvements over its predecessor, including:

1. Convenience
2. Swipe to pay safety & security
3. Variety of payment options

PayZapp 2.0 achievements post its March 2023 launch:

- 1.1 Million customers in 45 Days
- 1.5X increase in Avg Customer Spends
- First app to be enabled with RuPay Credit Cards for UPI payments
- 65 Lakh+ Total Transactions


Accounts & Cards
₹47.18
21.64
Explore offers, rewards & more!
View all

### Social Media Mentions

"Excellent update. The app is now a breeze to use. Intuitive with no clutter, fast and visually appealing. Easy to make payments. SmartBuy integration is extremely helpful"

"Much faster than the previous PayZapp version and no error or bugs seen. Points earned can be converted to cash. Using it more than my other mobile payment app (which I have been using for a long time now)"

"Now the app looks super cool and with all features including credit card option also happy to see update after so long with smooth experience thank you hdfc for taking my word serious"



### SmartHub Vyapar

SmartHub Vyapar is a comprehensive payments and banking solution aimed at fulfilling the everyday business needs of merchants. The app allows instant, digital and paperless merchant onboarding for HDFC Bank customers, accepts interoperable payments across multiple payment modes, and enables remote payments. Merchants can also avail banking services such as opening fixed deposits and quick access to pre-approved loans and credit cards. Additionally, the app has a marketing tool that enables merchants to broadcast their offers via social media to existing and potential customers.

- 1.5 Million+ merchants using the app
- 18 Lakh+ transactions handled daily
- 4.9 average rating on the Play Store and 4.6 on App store


₹25,000.00
₹80,000.00
Reports

HDFC Bank Limited Integrated Annual Report 2022-23 99

Future Ready Digital Bank

### HDFC Bank One (Customer Experience Hub)

HDFC Bank One (Customer Experience Hub), our AI/ML driven conversational bot transformed our on-premises contact centre into a singular centralised platform. It is being expanded further. It has been rolled out pan-India covering contact centres including Inbound PhoneBanking, IVR self-service, virtual relationship management teams and tele-sales. The platform offers an omni-channel experience across WhatsApp chat banking, SMSBanking, IVR, and agent-assisted services.

- Customers Served: 12.5 Mn+
- 22 Mn+ Interactions handled
- Multilingual Voice bots covering 39% of interactions
- 29 journeys available on voice bots
- 190+ transactions on ChatBanking

### Xpress Car Loan

Our Xpress Car Loan (XCL) platform, which offers end-to-end digital car loan disbursals, has seen strong customer response. The Bank plans to enhance the platform further by engaging with leading car dealerships and manufacturers to offer seamless loan disbursals and purchase experiences across the country. It is the single largest digital car loan platform for origination & disbursement in India

- 50K+ car loans disbursed digitally on the platform
- 3 Lakh+ applications processed
- Recognised as the 'Best in Class Lending Solution' at the Global Fintech Fest


FAST TRACK
THE JOURNEY TO YOUR NEW CAR WITH XPRESS CAR LOAN
We have made financing as simple as 1-2-3
Pre eligible offers
Pocket-friendly EMI schemes
Quick loan disbursal

### Cattle Finance

The Dairy Cattle Finance App is designed to support dairy farmers with their loan application and processing needs. The app provides end-to-end digital processing of applications, right from onboarding to disbursement, resulting in a significant reduction in turnaround time. Since its public launch in December 2022, the app has already facilitated the processing of over 2,700 applications.

### Acquisition & Servicing Journeys

With significant progress in our digitisation agenda, HDFC Bank has taken great strides in digitising customer journeys, building upon the momentum of previous years. Our acquisition journeys have played a pivotal role in providing smoother and consistent customer experiences, with 30 live journeys currently available. Recently added journeys include New to Bank - Cards, Existing to Bank - Cards without offer, Gold Loan & Smart Hub lead form, and Sovereign Gold Bond. Furthermore, we have also rolled out servicing journeys such as Debit Card Hot Listing and Re-issue, Nomination/Email updation, and more.

Exciting journeys like Insta Current Account, Business Loan for Existing and New to Bank customers without offer are nearing their final stages before launch.

Volume of Digital Transactions

- 95% of our Total Transactions-up from 90% in 2021
- 74% of our Total Acquisition-up from 59% in 2021
- 76% of our Total Servicing - up from ~70% in 2021
- 98% of Personal Loans
- 69% of Business Loans
- 6.5 Lakh Credit Cards sold digitally

### Smart Saathi

A platform for the Bank's network of Corporate Business Correspondents and Business Facilitators. With this launch, we have digitally enabled our network of Business Correspondents and Business Facilitators by providing them an omnichannel experience for the digital journeys of products such as Gold Loans, Home Loans, Kisan, Gold Card, Recurring Deposits, Fixed Deposits, Savings Account and Current Account which are focusing specifically on rural locale. This portal has been made available for agents and partners.

## Digitising Corporate and Wholesale Banking

### TradeFlow

TradeFlow is a cloud-based centralised platform. It is a Trade Finance solution, providing greater reliability and usability for end-users. The application integrates with more than 15 applications and employs various automations including a dynamic

100

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

MIS, an informative dashboard, a single view of all dependencies, and peripheral application integration.

**Highlights:**

- 6,000-7,000 transactions processed per day
- Provides a single platform to our trade users for a multitude of functions with the use of integrated workflows while also maintaining consistency and regulatory checks
- Significant reduction in human effort required due to improved operational efficiencies

## Corporate Banking eXchange (CBX )

CBX is our unified corporate banking portal specifically designed to cater to the NetBanking needs of corporates. It enables transactions and processing via both mobile and the internet portal. It offers a superior experience with modern features such as customised narration, enhanced authorisation level, and a contextual help dashboard.

- 99% of our customers have been migrated to CBX
- Ability to provide historical statements of up to 1 year for up to 2 Lakh records

## Pricing Engine

Our Pricing Engine has integrated workflow and advanced analytics specifically designed for pricing fund-based and non-fund-based products. It is built for our Relationship Managers (RMs) and has a Smart Workflow mechanism which eliminates manual calculations and approvals. It allows Benchmarking of pricing across RMs, ratings, geographies, industry and timelines. Its key benefits are

1. **Portfolio Yield Improvement:** Enhances the overall yield of the portfolio through optimised pricing recommendations.
2. **Improved RM and Operations Productivity:** Streamlines processes, reducing manual efforts and increasing productivity for RMs and operations teams.
3. **Finer Pricing Recommendations:** Provides more precise and accurate pricing recommendations for fund-based and non-fund-based products.

## Supply Chain Finance

Our Invoice discounting platform is leveraged by to discount invoices within their supply chain, facilitating efficient cash flow management and working capital optimisation.

**Key Highlights:**

- **Touchless Electronic Bank Guarantee:** The platform offers the issuance of electronic bank guarantees seamlessly, eliminating the need for physical documentation and enhancing transaction speed and security.
- **TradeFlow Launch:** Our transaction processing platform, TradeFlow, is microservices and cloud based. This platform enhances operational efficiency and enables smoother trade transactions.
- **Cloud-Native SCF Platform:** It is used for seamless onboarding and efficiently underwriting vendor and dealer limits.

Discounted invoices worth over ₹10 billion since its launch in December 2021

First bank to go live with electronic Bank Guarantee issuance, streamlining the process and enabling touchless transactions.



HDFC Bank Limited Integrated Annual Report 2022-23 101

Future Ready Digital Bank    Innovation at HDFC Bank: Leveraging cutting edge technology to build competencies Digital Rupee Digital Rupee (CBDC-R) is a legal tender issued by RBI in a digital form. It is an alternative to customers transacting in physical cash by enabling the same digitally, with anonymity and record keeping of transactions. Currently we have 56K Bank customers (28% of market share) and 7.5K (42% of market share) merchants live on CBDC across 15+ cities.    Offline Pay Offline Pay is a concept proposed by HDFC Bank in RBI Regulatory Sandbox which allows customers and merchants to transact digitally without the need of a telco or data network. HDFC Bank successfully ran the pilot for 16 weeks in 19 cities across Tiers 1 to 6. Generative AI In our pursuit of innovation, HDFC Bank has fully embraced the potential of generative AI, leveraging its capabilities to enhance operations and deliver ground-breaking solutions. The following are the key highlights in this field:    Internal BETA FAQ Bot: We have successfully launched an internal BETA FAQ Bot powered by ChatGPT, harnessing the power of generative AI to provide efficient and accurate responses to customer queries. CAMs Covenant Extraction POC: Our Proof of Concept (POC) for CAMs covenant extraction using GPT API has been completed successfully. This advancement demonstrates the effective application of generative AI in extracting critical information from complex financial documents.    102

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

## Tech for Tech

We have continued our growth towards building a Tech focussed thought process within the Bank and Tech for Tech holds the key as it allows the Bank to leverage Tech in solving Tech challenges. This will be the differentiating factor separating us from rest of the banks when it comes to competing with FinTechs and Bigtechs by enabling rapid technology adoption. Few processes for such technology enablement implemented in the Bank are as follows:

1) **ServiceNow:** Our cloud-based IT service modernisation platform has completely transformed employee ticket resolution experience providing enhanced IT operational efficiency and resilient IT compliance posture.

2) **O365:** Full suite of Office 365 apps made available allowing employees to work from anywhere and collaborate seamlessly for boosted efficiencies and productivity.

3) **Low code/no code development:** The Bank has invested in various low code/no code platforms to enable faster developments for significantly reduced time-to-market and improved quality. For instance, PowerApps is being leveraged to develop seamless service journeys for our customers digitising key processes thereby improving the customer experience.

## Safeguarding Data

The Bank is deeply committed to ensuring robust cyber security as part of its technology transformation journey. Significant strides have been made to strengthen the Bank's infrastructure and applications. Key initiatives in this regard include:

- Establishing a next-generation Security Operations Center (SOC) equipped with advanced predictive security technologies and incident management capabilities. The Securonix platform on AWS has been provisioned, with over 10,000 logging sources and devices configured for monitoring.
- Implementing Security Orchestration, Automation and Response (SOAR) to reduce incident response time by connecting security solutions and automating the incident lifecycle.
- Enabling micro-segmentation in the data center network to enhance visibility across network flows and improve preparedness and management against ransomware-related events and incidents.
- Conducting 24/7 defacement monitoring and vulnerability management of the Bank's internet properties to minimise the surface area for cyber security attacks.
- Adopting a zero-trust architecture approach to ensure protection against cyber-attacks

Overall, the Bank's cyber security measures are focused on ensuring the highest level of protection against cyber threats, with proactive monitoring and automated incident response capabilities, enhanced network visibility, and a zero-trust approach to security.

## Upcoming Initiatives

Following are a few of our initiatives in the pipeline:

- **SmartWealth:** WealthApp is a portfolio management solution that uses advanced analytics and is mobile-first.
- **All New NetBanking:** The Bank is revamping its retail NetBanking platform to improve the customer experience through unified journeys.
- **Integrated Prepaid Cards:** Prepaid cards have been revamped with an integrated platform for multiple issuances.
- **BizXpress:** A digital portal platform that provides end-to-end banking and value-added services to MSME customers.
- **Digital Cards:** The Bank is leveraging PayZapp 2.0 to offer digital cards.
- **Digi-Passbook:** Bank's own PFM solution built using Account Aggregator data.

HDFC Bank Limited Integrated Annual Report 2022-23 103

Social – People    Cultural transformation propelling workplace transformation    Our people are the soul of the Bank. Every HDFC Banker represents the Bank to its stakeholders. Therefore, it is our responsibility to ensure that we fully equip and enable them. This encompasses the organisation’s culture, our talent processes, people practices and employee experience.    Organisational Culture has a deep impact on the employee experience and engagement levels of our people. The HDFC Bank culture framework is    enshrined in the ‘HDFC Bank Way.’ It provides direction and clarity in our journey towards becoming a future-ready Bank.    The HDFC Bank Way The HDFC Bank Way comprises of six defined Culture pillars—Integrity Execution Innovation Collaboration Inclusion Humility Each pillar represents elements that the Bank stands for and believes in. Reinforcement of the HDFC Bank Way continues to be a key focus area of the Bank.    “Our most important priorities are going to be in the way we conduct ourselves from a governance and compliance perspective, how we can enable a great working environment for our staff and how this can lead to delightful customer service.” Sashidhar Jagdishan MD & CEO- HDFC Bank    104

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

### CORE OF NCC

| | | | |
|---|---|---|---|
| **Nurture** | Performance Coaching | Create Positive Environment | Development and growth conversation |
| **Care** | Speak Respectfully | Listen to Understand | Care for me as a person |
| **Collaborate** | Build Network | Work Across Boundaries | Manage Conflict |



Culture transformation is a long term game; won over several short term sprints. Culture change in the organization gains momentum with small, quick wins. However, sustained commitment and effort is required for it to become part of the organization's fabric. Towards this a Supervisory Behavioral Architecture was introduced: Nurture, Care, Collaborate (NCC)'

Over the last twenty-four months, the intervention has covered 18,000 frontline managers who in turn manage over 1,00,000 customer facing employees. As part of this year's focus on this initiative, we specifically covered Senior Leadership as they are the 'Torchbearers of Culture' in the Bank. A separate intervention focused on self-reflection and introspection was designed for this group of leaders. The program objective remained the same, but the intervention's manifestation was more reflective and contemplative in design. The content was contextualised to reflect the reality of the leadership life stages and how to address them. The program had nine key themes and, was designed as a 3-months journey delivered through versatile, immersive learning methodology.

Intense socialising and reinforcing the 'Reason to believe' is critical in any transformation journey. Keeping this in mind we launched NCC Dialogues where Senior Leaders across the country connected with the employees, especially young managers, and shared stories on how they embodied Nurture Care and Collaborate in their professional journey, challenges they encountered and strategies they adopted to overcome them.

We also initiated an engaging and educative communication campaign for all employees on 'Living the HDFC Bank Way'. Using principles of Transactional Analysis, we designed a situation-based communication campaign which explicitly differentiates and articulates the "unacceptable vs acceptable' behaviour.

We have also incorporated NCC parameters in our Organisation and Manager scorecard. So, the managers have a perspective on how they are experienced as a leader and what they need to work on.


HDFC BANK
OUR WORLD
As a team leader, how would you respond to this situation?
Situation: You receive an intercity transfer request for a new role from a recently married woman colleague, who has been with the Bank for 5+ years in a different vertical and has been a key performer.
Response A
Response B
Response C
TheHDFCBankWay

HDFC Bank Limited Integrated Annual Report 2022-23 105

Social – People

## Pulse – Creating a Listening Organisation

In the process of continuously enhancing our listening capability, we have also launched **PULSE**, a real-time continuous listening tool that allows us to capture micro-experiences of employees on a real time basis. Given our scale, geographical spread and the pandemic realities, meeting employees in person had become a challenge. This has also accelerated the need to have a tool that will enable us to tap into what's working and what can be improved on a regular basis. This Virtual Pulse tool gives us the opportunity to reach out to employees as often as needed, gaining real-time insights that can translate into quick actions on the ground.



## Great Place to Work Re-Certification

HDFC Bank was certified as a Great Place to Work® Organisation for three consecutive cycles. This certification is also a testimony to the Bank's inherent strength as an Institution par excellence and the efforts to support and enable employees through best-in-class people practices and processes.


Great Place To Work. Certified APR 2020-MAR 2021 INDIA
Best Workplaces
Great Place To Work. Certified MAY 2021-MAY 2022 INDIA
Best Workplaces
Great Place To Work. Certified MAR 2023-MAR 2024 INDIA

**Last Survey findings in a nutshell**

1. At an Overall Bank Engagement Score **83%.** We are re-certified as Great Place to Work
2. Certified as Best Workplaces in BFSI (2 consecutive cycles)
3. Recognized as India's Best Employer Among Nation Builders, 2023 (2 consecutive cycles)

# Diversity, Equity and Inclusion

Inclusion is a fundamental pillar of our culture framework the 'HDFC Bank Way.' It has been a central theme of the Nurture, Care, Collaborate intervention. Our MD and Senior Leadership team, during their extensive travel across the country, actively engage with officers at the grassroots level and reinforce the importance of inclusion among managers and our frontline employees.

We continue to prioritise our focus on two critical aspects of the DE&I agenda:

- Gender diversity
- Persons with Disabilities (PwD)

The governance structure established to set the agenda and provide strategic direction to DE&I initiatives continues to be our guiding force in accelerating momentum in this space.

The Council design consists of Senior Business Leaders along with HR at the Centre and in the Regions

## Women at workplace

Gender diversity ratio for the Bank improved from 22% to 24% over the last 12 months. When combined with Sales Officers workforce, the overall gender ratio gets moderated to 23%

We have initiated several measures with an intent to a) Increase the diversity footprint in the Bank b) Enable career growth and retention of women c) Ensure gender equity and parity in pay, promotions etc.

Our Pleasant Parenthood Program is designed to offer a range of options and support primary caregivers during their important life stage transitions: pre, during, and post maternity leave. It includes flexibility in work timings and location, sensitising managers, performance rating protection, providing access to health and nutrition support, counselling services etc.

To bolster the diversity ratio at mid to senior levels, we have introduced the 'Career Accelerator Program' (CAP) which is a holistic program aimed at leadership development of high potential women at the mid management levels. We have successfully ensured career growth opportunities for majority of the women who were part of the maiden program.

We have established several channels of communication and connect with women employees by HR and business teams, deep dive focus group discussions and employee

106

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Pulse surveys are done with women to understand their realities and experiences better. This is in sync with our culture of building a Listening Organisation and a valuable diagnostic in planning further interventions.

Likewise Appreciative Dialogues is another initiative which we have introduced to ensure proactive connect with tenured women in the Bank at junior to mid-levels. This enables any supportive measures as required that can be taken proactively.

## Change in employee count over last year

### Employees By Category

| | 2022-23 | | | 2021-22 | | |
|---|---|---|---|---|---|---|
| | Men | Women | Total | Men | Women | Total |
| Senior Management | 154 | 17 | 171 | 124 | 15 | 139 |
| Middle Management | 5,525 | 801 | 6,326 | 4,251 | 605 | 4,856 |
| Junior Management | 22,001 | 3,836 | 25,837 | 17,216 | 2,900 | 20,116 |
| Non Supervisory Staff (Includes Sales Officers) | 1,06,342 | 34,546 | 1,40,888 | 92,991 | 23,477 | 1,16,468 |
| **Total** | **1,34,022** | **39,200** | **1,73,222** | **1,14,582** | **26,997** | **1,41,579** |

### Employees By Region

| | 2022-23 | | | 2021-22 | | |
|---|---|---|---|---|---|---|
| | Men | Women | Total | Men | Women | Total |
| East | 15,417 | 3,199 | 18,616 | 14,335 | 2,221 | 16,556 |
| West | 49,630 | 14,408 | 64,038 | 42,094 | 10,329 | 52,423 |
| South | 31,196 | 11,330 | 42,526 | 26,542 | 7,249 | 33,791 |
| North | 37,647 | 10,200 | 47,847 | 31,508 | 7,147 | 38,655 |
| Abroad | 132 | 63 | 195 | 103 | 51 | 154 |
| **Total** | **1,34,022** | **39,200** | **1,73,222** | **1,14,582** | **26,997** | **1,41,579** |

### Employees by Age

| | 2022-23 | | | 2021-22 | | |
|---|---|---|---|---|---|---|
| | Men | Women | Total | Men | Women | Total |
| <30 | 47,115 | 21,684 | 68,799 | 41,035 | 13,892 | 54,927 |
| 30-50 | 85,229 | 17,210 | 1,02,439 | 72,310 | 12,880 | 85,190 |
| >50 | 1,678 | 306 | 1,984 | 1,237 | 225 | 1,462 |
| **Total** | **1,34,022** | **39,200** | **1,73,222** | **1,14,582** | **26,997** | **1,41,579** |

### Percentage of employees per employee category by Gender & Age Group'

| | 2022-23 | | | | | | 2021-22 | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Male | Female | <30 | 30-50 | >50 | Total | Male | Female | <30 | 30-50 | >50 | Total |
| Senior Management | 90.1% | 9.9% | 0% | 31.0% | 69.0% | 0.1% | 89.2% | 10.8% | 0% | 35.3% | 64.8% | 0.1% |
| Middle Management | 87.3% | 12.7% | 0% | 88.2% | 11.8% | 3.7% | 87.5% | 12.5% | 0% | 89.3% | 10.7% | 3.4% |
| Junior Management | 85.2% | 14.9% | 2.1% | 95.1% | 2.8% | 14.9% | 85.6% | 14.4% | 2.2% | 95.1% | 2.7% | 14.2% |
| Non Supervisory Staff (Includes Sales Officers) | 75.5% | 24.5% | 48.5% | 51.3% | 0.3% | 81.3% | 79.8% | 20.2% | 46.8% | 53.0% | 0.3% | 82.3% |
| **Total** | **77.4%** | **22.6%** | **39.7%** | **59.1%** | **1.2%** | **100%** | **80.9%** | **19.1%** | **38.8%** | **60.2%** | **1.0%** | **100%** |

The Bank has 33 contract employees in addition to the total headcount denoted here. Please refer to indicator A-18-a of our BRSR disclosure

### Parental Leave 2022-23

| | No. of employees entitled to parental leave | No. of employees that took parental leave | No. of employees who returned to work after leave ended | No. of employees who returned to work after leave ended and were still employed after 12 months | Total number of employees due to return to work after taking parental leave |
|---|---|---|---|---|---|
| Maternity Leave | All eligible employees are covered | 1455 | 1221 | 599 | 1230 |
| Paternity Leave | All eligible employees are covered | 4802 | 4798 | 2331 | 4799 |

All 1,73,222 permanent employees are eligible for paternity or maternity leaves.

HDFC Bank Limited Integrated Annual Report 2022-23 107

Social – People    Celebrating The Bank’s Inclusion Day Our Inclusion Day on June 21st reaffirms our commitment to the DE&I agenda and an occasion to take stock of our progress on the same. In FY22, the Inclusion Day featured inspiring speeches from our MD and notable figures such as Ms. Virginia (Ginny) Rometty, former CEO of IBM. We    also collaborated with grassroots leaders who have made significant strides in empowering women in rural areas and driving educational movements. Distinguished speakers like Ms Chetna Gala Sinha, Founder of Mann Deshi Foundation, and Ms Shaheen Mistri, CEO of Teach For India,    shared their invaluable insights on catalyzing social change on a larger scale. In addition, we organised regional panel discussions, fire side chats, and a month-long communication campaign celebrating employees’ journeys on inclusion Women in Workforce- Category Wise Women employees as a % of total employees Non Supervisory Staff 25% (Includes Sales Officers) 20% 23 15% Junior Management 14% Middle Management 13% 12% Senior Management 10% 77 11% 0% 5% 10% 15% 20% 25% 30% 2021-22 Female % 2022-23 Female % Female Male 108

Introduction to OurHow WeOurResponsibleStatutory Reports and OverviewHDFC BankPerformanceCreate ValueStrategyBusinessFinancial Statements Ratio of basic salary and remuneration of women to men Senior Management 0.87 0.84 Middle Management 1.01 1.00 Junior Management 0. 0.98 98 0.96 Non Supervisory Staff 1.03—0.20 0.40 0.60 0.80 1.00 1.20 2021-22 Ratio 2022-23 Ratio    Note: Basic salary and remuneration includes fixed pay and does not include variable pay, ESOP’s, gratuity or any other benefits.’    Learning and Development L&D aims to deliver leading edge learning offerings to facilitate the required capability development among employees for purpose and growth. Our Learning Partner model emphasises performance consulting through identifying specific business needs, understanding underlying    causes and developing tailored capability-building strategies to address them effectively. Aligned to our L&D vision, we continue to broaden our offering modality with eLearning and VILT (Virtual Instructor Led Training) medium, helping us build skills at scale. We have retained classroom format for select programmes, like onboarding. Digital learning initiatives along with mobile learning app enabled us to reach larger set of employee base in the current year. Learning Hours in FY23 31.2 Lakh+ Expenditure Learning & Development L1,452.31 Lakh    Persons with Disabilities (PwD) at Work We have progressed on our journey to be truly inclusive for Persons with Disabilities through several initiatives. Our Inclusion Council leaders working closely with Human Resources, have been instrumental in identifying roles and ensuring seamless integration of PwD individuals into various functions and departments. Our focused approach and consistent efforts have resulted in increase in the headcount of PwD employees from 115 employees at the end of FY22 to 197 employees at end of FY23. In addition to increasing the headcount, we remain committed to taking steps to identify and address specific barriers to the inclusion of PwDs, ensuring a supportive and accessible work environment and inclusive leadership to enable an equitable and engaging work environment. Focus on Sales Officers We have enhanced learning opportunities for our Sales Officers. In addition to the Swagat induction program designed specifically for Sales Officers, we have introduced Instalearn videos and e-learning modules based on the insights gathered from focused group discussions (FGDs) conducted with Sales Officers and mentors. These modules cover a range of topics such as ‘Generating Sales Leads’, ‘Creating a Winning Impression’, ‘Basics of Selling Skills’ and more. To support the career progression of our sales officers, we have a tailored program to enhance their language and functional skills. This initiative aims to provide them with the necessary skills and knowledge to advance their careers and contribute to their professional growth.    HDFC Bank Limited Integrated Annual Report 2022-23 109

Social – People

## Leadership & Professional Development (LPD)

LPD is designed to ensure we remain a world-class institution. The LPD landscape is defined to nurture future leaders by enhancing their leadership effectiveness and professional skills. It is built to develop key leadership capabilities at all levels, enabling individuals to lead themselves, their teams, their functions, and the organisation as a whole.

In the fiscal year 2023, we introduced two new programs to further strengthen our Leadership Development roadmap:

1) Crucible: A program for mid-level managers aimed at building leadership skills to effectively translate strategy into action.

2) Aspiring Leaders Programme: Designed for senior individual contributors to successfully transition into people manager roles

In addition to these new offerings, we continue to deliver our existing programs to address the specific needs of different leadership levels. **Trailblaze**, our program for frontline leaders, focuses on key competencies and management essentials, empowering them to enhance their effectiveness. **Ignite**, designed for middle management levels, places emphasis on collaborative and strategic skills, fostering courageous leadership in the participants. In FY24 we aim to further scale up these programs.

Likewise, employees across various age group are sensitised on financial planning through curated program- 'Pathway to Financial Planning' SkillUp'- is a customised program introduced to speed up skill development towards job readiness for kin hires.

Furthermore, CEO Club is a Talent development offering that is specifically designed for building future leaders at the Bank. This exclusive program consists of 70+ leaders who are selected through a robust talent assessment framework. The participants embarked on an immersive learning experience that encompassed future-oriented skills applicable in the BFSI industry, self reflection and individual coaching; empowering them to enhance their leadership capabilities and ready themselves for higher leadership roles within the organisation.

Our Life 2.0 is a specially curated six months long journey to support our retiring employees in their transition to post-retirement life. This six-month journey covers various facets such as healthy living, financial planning and leading a fulfilling life after retirement. Retiring employees are invited along with their spouse where they interact with our senior leaders and are also felicitated by them.

**2,100**

**Sales Officers completed Career Progresssion Programme**

**1,500+**

**Sales Officers moved into Bank Roles.**

### Average Hours of Training by Category

| | 2022-23 | | |
|---|---|---|---|
| | Men | Women | Total |
| Senior Management | 5.21 | 9.10 | 5.60 |
| Middle Management | 12.94 | 14.84 | 13.18 |
| Junior Management | 17.46 | 18.13 | 17.56 |
| Non Supervisory Staff | 17.19 | 21.90 | 18.34 |
| **Total** | **17.04** | **21.38** | **18.02** |

In our pursuit of continuous improvement, we have revised the methodology of calculating the time invested by a learner to reflect the definitive learning time investment and moved away from the seat time approach.

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Introduction to OurHow WeOurResponsibleStatutory Reports and OverviewHDFC BankPerformanceCreate ValueStrategyBusinessFinancial Statements Talent Management the Digital Way The Bank achieved a significant milestone by successfully transitioning the Talent Management Module to a digital platform. This milestone has resulted in improved operational efficiency and enhanced the management of talent across the organisation. With a focus on wider coverage and better control of the talent management process, the Bank now has access to comprehensive employee data. To support talent management efforts, the Bank has established a structured and well-documented Leadership Competency Framework and Functional Capability Framework. These frameworks serve as the cornerstone for various talent processes, providing clear guidelines for identifying and developing key competencies. Within the Bank, a robust bi-annual Performance Management System (PMS) is in place. This system requires every employee to conduct a self-assessment of their performance based on their designated key result areas. Subsequently, a joint performance discussion takes place between the appraiser and the appraisee, utilising the self-evaluation as a foundation. Additionally, the Bank recognises the importance of succession planning as a continuous process. This proactive approach aligns with other talent management interventions and aims to mitigate critical people risks, such as vacancy fulfilment and transition challenges. Succession planning involves providing employees with relevant role exposures, specific mentoring or coaching opportunities, and addressing their identified learning needs. By doing so, the Bank ensures that employees are prepared to take up higher responsibilities when the need arises.    Technological Enhancement in Core HR Modules We are also committed to leveraging technology for automation, controls, and convenience. Accordingly, the Bank continued its focus on transitioning core HR modules to a common digital platform. One significant achievement in this regard, was the successful transition of the Talent Management module to the Bank’s Human Capital Management (HCM) System. This transition resulted in notable improvements in transaction time, user experience, and controls, leading to significant savings. This eliminates the need for multiple touchpoints and simplifies the process for employees, process owners, and decision-makers. The technology journey is always evolving, and the Bank is committed in ensuring that the same is leveraged on a continuous basis to deliver optimal value to the organisation. Talent Acquisition The FY23 proved to be an exciting period for talent acquisition. Our People strength has grown with a good, strong, diversified mix of talent. Leveraging multi-channel sourcing and enhancing our recruitment processes, we strive to ensure a steady supply of talent across the organisation. To meet our growing talent needs, we have embraced digitalisation and implemented various cost optimisation measures. Currently employee referrals constitute the largest source of hiring for the Bank. For an organisation of our scale a sustainable mode of resourcing is to build a fresher talent pool and the Bank over the years has invested in    partnerships for Job-ready models. Over the coming years this will become the most significant channel for talent acquisition. We initiated the process to integrate employees from HDB to Bank with a focus to reward performance orientation and to further enhance frontline and associate workforce employee experience. This is being facilitated in a phased manner whereby 6,000+ employees have been integrated. Gender diversity is an important organisational priority that is seamlessly integrated with the talent acquisition strategy. Over the year we have run specific women hiring drives. Bank Again’ is a program for hiring women returning after a career break and special tie-ups with all women colleges. 85,000+    New Hires (including Sales Officers) 50% increase on y-o-y basis 65%    of women hired in Tier 3 & 4 cities 95%    increase in Women hires Technology in Talent Acquisition By leveraging technology, prioritising candidate experience, and implementing effective screening processes, we are strengthening our Talent Acquisition function and ensuring that we meet the talent needs of our organisation in a streamlined and efficient manner. We launched an Applicant Tracking System to manage end-to-end recruitment lifecycle activities of our Sales Officers. As part of robust    HDFC Bank Limited Integrated Annual Report 2022-23 111

Social – People

scrutiny, we have also started an initiative to conduct pre-screening checks to validate critical parameters like basic KYC, Employment and key information to filter candidates at an early stage.

## Attrition

The Bank has seen increased attrition over the last FY mainly in the 'non-supervisory levels', including Frontline staff and Sales Officers.

Post Pandemic, people in general seem to be questioning their priorities and revaluating their lives in ways that is impacting what they want from work they do. This has led to increased attrition and has impacted employers across industries.

At the Bank, we are also aware that the overall employee experience, especially on Culture, can be better. We hold RESPECT for ALL as a fundamental tenet in the way we work and relate with each other and the customer. However, in a large Organization, it is possible that there may be some anomalies. In these instances, we take quick action and make sure that our No Tolerance stance is re-emphasised.

We do have some distance to travel on this front. But, we are staying on course and doing what we can to accelerate the journey. In addition, there are concrete steps being taken towards building an INCLUSIVE ORGANSITION. We believe all this will go a long way in reining in attrition.

### Attrition by Category

| | 2022-23 | | | Attrition Rate 2022- 23 | | |
|---|---|---|---|---|---|---|
| | Men | Women | Total | Men | Women | Total |
| Senior Management | 8 | 2 | 10 | 5.8% | 12.5% | 6.5% |
| Middle Management | 240 | 47 | 287 | 4.9% | 6.7% | 5.1% |
| Junior Management | 2,784 | 524 | 3,308 | 14.2% | 15.6% | 14.4% |
| Non Supervisory Staff (Includes Sales Officers) | 39,425 | 10,730 | 50,155 | 39.6% | 37.0% | 39.0% |
| **Total** | **42,457** | **11,303** | **53,760** | **34.16%** | **34.15%** | **34.15%** |

### Attrition by Region

| | 2022-23 | | | Attrition Rate 2022- 23 | | |
|---|---|---|---|---|---|---|
| | Men | Women | Total | Men | Women | Total |
| Abroad | 6 | 7 | 13 | 5.11% | 12.3% | 7.4% |
| East | 4,785 | 791 | 5,576 | 32.2% | 29.2% | 31.7% |
| West | 14,926 | 4,003 | 18,929 | 32.5% | 32.4% | 32.5% |
| South | 11,062 | 3,582 | 14,644 | 38.3% | 38.6% | 38.4% |
| North | 11,678 | 2,920 | 14,598 | 33.8% | 33.7% | 33.8% |
| **Total** | **42,457** | **11,303** | **53,760** | **34.16%** | **34.15%** | **34.15%** |

### Attrition by Age Group

| | 2022-23 | | | Attrition Rate 2022- 23 | | |
|---|---|---|---|---|---|---|
| | Men | Women | Total | Men | Women | Total |
| <30 | 20,278 | 7,105 | 27,383 | 46.0% | 39.9% | 44.3% |
| 30-50 | 22,065 | 4,180 | 26,245 | 28.0% | 27.8% | 28.0% |
| >50 | 114 | 18 | 132 | 7.8% | 6.8% | 7.7% |
| **Total** | **42,457** | **11,303** | **53,760** | **34.16%** | **34.15%** | **34.15%** |

### New Hires by Category

| | 2022-23 | | | New Hire Rate 2022-23 | | |
|---|---|---|---|---|---|---|
| | Men | Women | Total | Men | Women | Total |
| Senior Management | 5 | 2 | 7 | 3.2% | 11.8% | 4.1% |
| Middle Management | 619 | 110 | 729 | 11.2% | 13.7% | 11.5% |
| Junior Management | 5,233 | 1,014 | 6,247 | 23.8% | 26.4% | 24.2% |
| Non Supervisory Staff (Including Sales Officers) | 56,045 | 22,786 | 78,831 | 52.7% | 66.0% | 56.0% |
| **Total** | **61,902** | **23,912** | **85,814** | **46.2%** | **61.0%** | **49.5%** |

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### New Hires by Region

| | 2022-23 | | | New Hire Rate 2022-23 | | |
|---|---|---|---|---|---|---|
| | Men | Women | Total | Men | Women | Total |
| Abroad | 18 | 16 | 34 | 13.6% | 25.4% | 17.4% |
| East | 5,818 | 1,823 | 7,641 | 37.7% | 57.0% | 41.0% |
| West | 22,621 | 8,280 | 30,901 | 45.6% | 57.5% | 48.3% |
| South | 15,699 | 7,738 | 23,437 | 50.3% | 68.3% | 55.1% |
| North | 17,746 | 6,055 | 23,801 | 47.1% | 59.4% | 49.7% |
| **Total** | **61,902** | **23,912** | **85,814** | **46.2%** | **61.0%** | **49.5%** |

### New Hires by Age

| | 2022-23 | | | New Hire Rate 2022-23 | | |
|---|---|---|---|---|---|---|
| | Men | Women | Total | Men | Women | Total |
| <30 | 33,934 | 17,146 | 51,080 | 72.0% | 79.1% | 74.2% |
| 30-50 | 27,903 | 6,752 | 34,655 | 32.7% | 39.2% | 33.8% |
| >50 | 65 | 14 | 79 | 3.9% | 4.6% | 4.0% |
| **Total** | **61,902** | **23,912** | **85,814** | **46.2%** | **61.0%** | **49.5%** |



## Employee Well-Being

Our flagship initiative 'HDFC Bank Cares' remains dedicated to providing resources and a platform that supports the physical, mental, emotional, and financial wellness of all our employees. In light of the challenges faced in recent times particularly post COVID, we continue to prioritize the health and safety of our employees and their families: Bank continues to support families of deceased employees through a comprehensive compassion package consisting of offer of employment to a family member, financial support for children education etc.

Additionally, we have implemented several other initiatives to enhance employee well-being. These include on-call counselling support, e-consultation with doctors, and awareness campaigns conducted through various channels. Furthermore, our Employee Welfare Trust assists in covering expenses beyond Mediclaim on a case-by-case basis, ensuring comprehensive support to our employees.

To address the health issues arising from sedentary lifestyles and stress, we conduct regular health check-ups, Yoga workshops, stress management sessions, health challenges where employees can participate etc. We also provide comprehensive medical coverage for all our employees. Additionally, we have developed a comprehensive maternity care program to support our women employees on their journey to motherhood. To ensure the safety and well-being of our employees, we prioritize maintaining a secure workplace environment. Our facility attendants, responsible for security at our sites, undergo comprehensive training as per the provisions of the PSARA Act, 2005. This training covers various aspects such as security protocols, safety measures, proper etiquette, and appropriate personal conduct.

At HDFC Bank, we are deeply committed to upholding ethical practices throughout our operations. As part of this commitment, we strictly prohibit all forms of child labour, forced labour, and compulsory labour. We believe in fostering a work environment that respects human rights and labour laws. Through our ESG (Environmental, Social, and Governance) policy framework, we actively engage with our vendors and suppliers, encouraging them to adhere to these same standards. This includes the prohibition of child labour, forced labour, and any form of labour associated with human trafficking.

HDFC Bank Limited Integrated Annual Report 2022-23 113

Social – People    Collective Bargain Agreements There is also an employee association at the Bank. As of FY23 0.14% of our permanent employees are a part of this association. These employees are covered under Bipartite Settlement Provisions. Bank normally implements any operational changes only as per Internal or Bipartite Settlement which does not warrant any notice under ID Act. In case Bank does any other operational changes out of these settlements, it requires 21 days’ notice under Section 9A of ID act. Employee Connect Initiatives Employee Connect, our dedicated platform for fostering employee engagement and well-being, organised a diverse range of initiatives throughout the year, providing employees with opportunities to connect beyond work. These initiatives covered various areas such as sports, art, music, wellness, photography, cooking, and writing, ensuring there was something for everyone. Moreover, we extended the involvement to family members, emphasizing the importance of inclusive engagement. The response to the inclusion of family members was overwhelmingly positive. In total, 65,772 employees actively participated in 20 different initiatives conducted throughout the year, showcasing the widespread enthusiasm for these engagement activities. Some of the key initiatives undertaken in the year are: Josh Unlimited After a hiatus of two years, Josh Unlimited made a comeback with its ninth season. This beloved multi-sports and multi-discipline event took place in 38 cities, attracting enthusiastic participation from employees. The competitive format of the event sparked excitement and fostered a high level of engagement. Hunar HUNAR, our Talent Hunt initiative, provided employees and their family members with a platform to showcase their singing and dancing skills. After a gap of 2 years, this event was conducted on-ground with great enthusiasm from employees and their family members. Three regional rounds were held in Mumbai, Chennai, and Kolkata. Wellness Sessions To prioritise the well-being of our employees, we introduced morning wellness sessions focused on yoga, Surya-namaskar, meditation, and pranayama. These sessions aimed to support physical and mental fitness, especially during challenging times.    Take-a-Break To promote relaxation and mental diversion, we introduced weekly brain-teasing quizzes via email. These quizzes covered various topics such as general knowledge, famous personalities, logical reasoning, and visual puzzles like spot the difference. The initiative received significant interest and participation from employees, providing them with a refreshing break from work. International Women’s Day Celebration The International Women’s Day celebrations involved a host of activities across multiple offices in the Bank. At the national level, webinars around themes relevant for women employees were conducted. In addition to this several workshops on parenting, hobby areas etc. were also organized,    114

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## Syahi

Syahi is the online writing contest of the Bank and a separate category for Hindi writers was introduced in the last season. Employees showcased their creative writing skills through enthralling fictional as well as anecdotal accounts. The stories have been evaluated by an external judge and the winning stories have been published in e-book format on Ourworld platform.

## Million Dollar Challenge

During the challenging times, we introduced this interactive online team building game which became very popular among employees. We also leveraged the game to build camaraderie in cross-functional teams.

## Corporate Photography Contest

This is an inter-corporate photography contest held on an annual basis. Out of a total of 3,823 photographs contributed by our employees, 288 photographs were shortlisted in the top 1,500. We also secured the 1st position in the Wildlife category. The winning photographs were exhibited in Mumbai.

## Digital Voice Hunt

In its third season of the Digital Voice Hunt we organised a singing competition for the children, spouses, and parents of our employees. We received positive feedback from the parents and spouses, appreciating the Bank's initiative to engage their family members.

## Xpressions

In the 8th season of Xpressions, a drawing and painting contest for employees and their children, we witnessed a display of creative artwork by our employees and their talented children. The artwork was showcased as wallpapers on the Bank's laptops and desktops, earning recognition across the organization.





## Summer Camp

We organised a unique 5-day online summer camp for the children of our employees. The camp included engaging activities such as science experiments, fire-free cooking, talent showcases, and behavioural learning. The event received heart-warming feedback from participants.

## Energize Yourself

We prioritised mental wellbeing through a series of webinars on topics like Emotional Wellness, Art of Manifestation, and Enhancing Positivity etc. These sessions helped employees stay happy and energised, fostering overall wellbeing.

## Auction Premier League

In the spirit of team building and strategic thinking, we conducted an interactive activity called Auction Premier League. The activity was designed in the style of IPL auctions and aimed to enhance skills such as out-of-the-box thinking, collaboration, and presence of mind. The initiative was highly enjoyed and appreciated by participants.

HDFC Bank Limited Integrated Annual Report 2022-23 115

Social – People    Zaika Season 4 of Zaika, our in-house cooking contest for employees, was held. The initial rounds took place online in 6 cities, and the shortlisted candidates were invited to Mumbai for the finale. The winning recipes have been compiled together and Zaika e-book has been published on Our World portal.    Funtakshari Season 2 of Funtakshari, an activity centered around popular Bollywood songs, was a huge success. Participants, including employees and their families, enjoyed the fun competition, which consisted of audio-visual quiz rounds focused on Bollywood. The initiative garnered widespread popularity and appreciation.    Session on Photography To further nurture interest in photography, we organized a workshop where employees had the opportunity to learn various photography techniques, camera care tips, and the different types of lenses for capturing different types of photographs. The session proved to be informative and insightful for all participants.    116

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## AnalytIQ

In its third season, AnalytIQ, an online brainteaser contest, provided employees with the option to play Chess, Sudoku, and Scrabble online. The contest followed a round-robin format with multiple levels of shortlisting. The competitive nature of the contest generated excitement among employees, resulting in high engagement and participation.



## Wanderers

The much-awaited Wanderers program made a comeback after a hiatus of two years, offering employees and sales officers the opportunity to embark on one-day monsoon treks, participate in adventure sports like river rafting, and enjoy a refreshing breakfast cycle ride. A total of 12 activities were organized in cities such as Mumbai, Indore, Pune, Bangalore, Mohali, Noida, and Ahmedabad, allowing participants to explore captivating nature trails and reconnect with the outdoors.



## Christmas Celebration for Children

The joyous occasion of Christmas was celebrated with great enthusiasm at various offices in the country. One of the events which brought immense delight was the Children's Christmas & New Year Bash 2022. This included a range of engaging activities, including a captivating Magic Show, Go Green workshops, Upcycle DIY - Arts & Crafts Session, and an interactive Experiment it Yourself: Science Workshop. The event provided a memorable experience for the children, creating lasting memories of festive cheer and fun.



HDFC Bank Limited Integrated Annual Report 2022-23 117

Social—Community Nurturing sustainable communities    We recognise the symbiotic relationship between our organisation’s achievements, community progress, and environmental well-being. We strive to create a positive impact through our business operations and initiatives. Driven by our sustainability and innovation philosophy, we actively address the pressing social, economic, and environmental challenges issues that our society confronts.    Our commitment to Corporate Social Responsibility (CSR) is rooted in our vision to create a sustainable future for all. We are focused on to empowering marginalised communities. Our CSR strategy seeks to integrate our work in community development, social and environmental responsibility. A participatory, bottom-up, and consultative approach helps us curate programmes which address the specific needs and circumstances of our targeted beneficiaries. We collaborate with a diverse range of NGOs, partners, and dedicated employee volunteers to effectively implement a multitude of sustainable development initiatives. The Bank’s CSR & ESG committee of the Board formulates and recommends an annual action plan in pursuance of its CSR policy. The Bank’s CSR policy serve as a guiding document containing approach and direction given by the board, taking into account the recommendations of the CSR Committee, defining guiding principles for selection, implementation and monitoring of activities as well as formulation of the annual action plan. We have a dedicated CSR department that is responsible for administering and executing the policy. The CSR Committee and the CSR department work under the direction of the Board to ensure that our CSR activities are in line with the policy and the relevant regulations. The Board oversees the effective implementation of our CSR activities. The CSR Committee ensures a transparent monitoring mechanism for the projects undertaken and updates the Board on the same along with submitting the impact assessment    reports. The Bank has pan India operations and carries out its CSR activities in 27 states through its CSR initiatives which are driven from Bank’s corporate offices. The CSR & ESG Committee of the Board considers and approves the Bank’s overall programs and areas of intervention to be undertaken as part of the overall CSR strategy. Under each program, specific projects are identified and proposed along with the modalities of implementation, monitoring, evaluation, etc. The programs are implemented in two ways—i) Direct- through various departments of the Bank ii) Indirect—through various Implementing Agencies. In case a project implementation is indirect, the CSR Team conducts a detailed diligence and assessment of the project basis set criteria to determine the viability of the project and the ability of the implementing partner to deliver the project. The empanelled implementing agencies submit detailed project proposals that include goals and objectives, target community, monitoring plan, indicators and budget. Implementation of the project is monitored through a set mechanism that includes project site-visits, meetings with stakeholders, dialogue with Government Officials and review of documents, data, progress reports, status updates, records and financial report. The Bank uses digital platforms to create a transparent mechanism for tracking implementation of projects. The review and evaluation of projects are done at various levels internally to determine the achievements of the projects as per the defined milestones. External    118

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evaluation of projects is done as per the scale as decided by the CSR committee.

Internal audits are conducted annually to ensure compliance to CSR rules as applicable. Regular site visits are also undertaken for verification of the project and to ensure adherence to our overall CSR process.

The Bank reports on significant CSR activities and achievements through its Annual CSR Report and also reports its CSR projects in the Directors Report in the Bank's Annual Integrated Report and on the MCA website in the format prescribed within the CSR Rules.



## Parivartan – a step towards progress through sustainable initiatives

We are helping transform the lives of millions of Indians through multi-sectoral initiatives under our CSR brand 'Parivartan' – signifying progress towards change. We are continuously bringing in new initiatives and scaling up the existing ones to make a tangible difference in people's lives through our impactful interventions in various domains.

Parivartan aims to break the cycle of poverty and marginalisation by empowering underprivileged communities and driving a positive change in their lives, enabling them to actively participate and contribute to the growth of our nation.

We have the following focus areas under which we carry out diverse interventions:

a. Rural development
b. Promotion of education
c. Skill development and livelihood enhancement
d. Healthcare and hygiene
e. Financial literacy and inclusion

HDFC BANK PARIVARTAN
A step towards sustainable progress

In addition, we have been at the forefront of responding to natural crises - successfully restoring infrastructure and rehabilitating communities.



*Refers to achievement since inception till March 31, 2023

Aligned with our identified focus areas, we have established seven goals and thirteen sub-goals to be achieved by FY25 with the intention of directing our community development activities. The Bank is also dedicated to fostering a greener and healthier planet through a range of environmental initiatives. The Bank has pan India operations and carries out its CSR activities in 27 states through its CSR initiatives which are driven from Bank's corporate offices.

The Board oversees the effective implementation of our CSR activities. The CSR Committee ensures a transparent monitoring mechanism for the projects undertaken and updates the Board on the same along with submitting the impact assessment reports.

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Social - Community

# Parivartan Initiatives and UN Sustainable Development Goals

By aligning our CSR focus areas with the Sustainable Development Goals (SDGs), we create a meaningful impact that fosters resilient and thriving communities. Each of our five focus areas is strategically designed to deliver lasting and impactful outcomes for our communities through targeted interventions in specific areas.

## Rural Development

- Villages reached under HRDP - **3,399**
- Households impacted - **10.22 Lakh+#**
- Water conservation structures constructed - **11,820#**
- Solar lights installed - **51,057#**

## Promotion of Education

- Teachers benefited - **20.15 Lakh+***
- Schools supported - **2.80 Lakh+***
- Students impacted - **2.12 Crore+***
- School libraries built - **928+**

## Skill Development and Livelihood Enhancement

- SHGs formed, revived and trained - **10,064+#**


Rural Development
Promotion of Education
OUR FOCUS AREAS
Skill Development and Livelihood Enhancement
Healthcare and Hygiene
Financial Literacy and Inclusion

## Healthcare and Hygiene

- Sanitation units constructed across India: **24,500**
- Number of employees who participated during blood donation drive in FY 23: **5.32 Lakh+**

## Financial Literacy and Inclusion

- Financial Literacy Camps: **2.4 Lakh+#**
- Individuals reached: **1.76 Crore+#**

**9.93 Cr**

**CSR beneficiaries**

*Inclusive of immediate & extended beneficiaries
#Refers to achievement since inception till March 31, 2023

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## Rural development

With over 60% of India's population residing in rural areas, we strongly believe that inclusive development in India can only be attained when the prosperity of our villages keeps pace with the nation's economic growth. We prioritise rural areas for the implementation of our programmes. Currently, 70% of our initiatives are being implemented in such areas. Further, we have ensured the coverage of 75 aspirational districts (out of the total of 112) through our CSR programmes.

Our Holistic Rural Development Programme (HRDP), which is our flagship initiative aimed at identifying and effectively addressing the essential requirements of villages - spearheads our rural development efforts. Our interventions are carefully designed following consultations with the local community and other stakeholders.

HRDP conceives a comprehensive approach to sustainable development by adopting an integrated approach towards designing and implementing interventions. These interventions range from Natural Resource Management, Education, Skill Development and Healthcare. It focuses on diverse activities such as improving school infrastructure, constructing individual household sanitation units, providing access to water for drinking and irrigation, and promoting alternative energy sources like solar, biogas, and biomass energy. Further, the programme also includes organisation of health camps, demonstration of sustainable agricultural practices and initiatives towards soil and water conservation, in addition to targeted interventions for rural livelihood - including providing income-generating training for youth and women, creating alternate sources of livelihood such as livestock management, and promoting entrepreneurship activities.

Our Focused Development Programs (FDP) are targeted at a specific and limited number of goals. Under this initiative, we have identified three key targets which we are approaching in a focused manner.



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## Our Goals

### Bringing unirrigated land under irrigation and uncultivated land under cultivation

We are working diligently to increase the cultivable land pan-India. Our target is to bring 1 Lakh acres of uncultivated land under cultivation augmented by bringing 2 Lakh acres of unirrigated land under irrigation and 1 Lakh acre of land under cultivation by FY25. Our aim is to increase the area under cultivation and enhance the cropping intensity of the land, bolstering the agricultural sector.

### Reducing carbon footprint

We recognise the importance of helping our communities reduce their carbon footprint. Our initiatives in this direction include planting trees for carbon sequestration & biodiversity conservation, and providing clean and renewable energy solutions to 1,000 villages.

This goal encompasses supporting at least 25% of the households in each of the target villages by providing solar home lights, biomass chulha, biogas plants, solar study lamps, solar irrigation units etc. Promotion of biomass stoves positively impact women's health by improving indoor air quality. Also, we have planted 30 Lakh trees, exceeding our initial target of 25 Lakh trees by the end of FY25.

### Promoting chemical-free farming

We are passionate about promoting chemical-free farming. Our training programmes aim to educate farmers on various agricultural techniques that improve productivity while using locally produced manure and fertilisers while reducing the reliance on chemical fertilisers. We aim to bring 1 Lakh acres of farmland under chemical-free farming by FY25. This intervention is designed to allow us to maintain the soil, environment, and health of our communities.

## Our Targets

**Bringing land under cultivation**
- Irrigate 2 lakh acres of unirrigated land
- Bringing 1 lakh acres of land under cultivation

**Promoting chemical-free farming**
- To achieve 1 lakh acres of farmland under chemical-free farming

**Reducing the carbon and ecological footprint of our communities**
- 1,000 villages to have clean and renewable energy solutions

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## Promotion of Education

We are committed to improving the quality of education in India and are aligned with the Government of India's Sarva Shiksha Abhiyan.

Parivartan's education programmes focus on teacher training, providing scholarships, career guidance, school infrastructural support, promoting innovation through the identification and replication of innovative practices, and improving education quality through remedial classes, learning camps, and teacher learning material.

It also provides special scholarships to support education for underprivileged children. In addition, we also support improving school infrastructure through refurbishment, setting up libraries and science labs, and providing sports materials. These efforts have helped to enhance the learning environment and outcomes for thousands of children across the country.


Sahbhagi Shikshan Kendra
समग्र ग्रामीण विकास परियोजना
HDFC BANK
परिवर्तन

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Social—Community    Our Goals Creation of Smart Schools We aim to transform 3,500 traditional schools into smart schools by FY25, which will create a conducive learning environment for students and enable teachers to utilise various teaching aids and tools. To ensure the successful implementation of this objective, we have identified six building blocks for the development of smart schools. Furthermore, we will provide targeted support to each school based on a detailed need assessment and situational analysis of the availability of adequate infrastructure such as space and electricity.    Educational Crisis Scholarship Support (ECSS) We believe that financial or personal crises should not hamper the development of bright young minds. Through scholarships under our ECSS Programme, we are supporting identified economically challenged or students in crisis. We target to cover 25,000 such students by FY25 by providing scholarships to continue their education and preventing dropouts due to crises. Improving learning-level outcomes Our goal is to achieve class-appropriate learning (CAL) levels for 70% of students in all schools under intervention. Overall, we target to cover 20 Lakh students by FY25 pan-India under this endeavour. We have defined the CAL levels to be achieved as per the NCERT framework and have assessed the improvement against the National Achievement Survey (NAS). We believe that the successful implementation of this dimension will ensure that students have a strong foundation in their subjects and are well-equipped to pursue higher education and other opportunities in the future. Smart Classes These classes leverage interactive whiteboards and digital content to provide a more engaging and immersive learning experience for students. As a result, students have demonstrated improved academic performance and increased engagement in the classroom. We have also introduced Smart Classes in different states to integrate technology with education.    Our Targets To convert 3,500 traditional schools to smart schools    To support 25,000 meritorious underprivileged students with scholarships.    To cover 20 lakh students at class appropriate learning levels in all intervention schools    124

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## Skill Development and Livelihood Enhancement

We are dedicated to supporting various projects aimed at empowering disadvantaged individuals by developing their skills and competencies.

Under the overarching theme of capacity development, we have established separate goals for individual and institutional enhancement.



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Social—Community Our Goals Increase in individual income The first goal is enhancing income with focus on underprivileged farmers, youth and women. We have devised three distinct sub-goals to approach this in a targeted and methodical manner. Increasing the income of small and marginal farmers Our first sub-goal is aimed at increasing the income of 5 Lakh small and marginal farmers by FY25 with an annual income under C60,000 by optimising their output and minimising their input costs. To achieve this, we are equipping farmers with contemporary and innovative farming tools and techniques by organising visits to various agricultural institutes and fields, and providing them with seeds, fertilisers, and other necessary support materials. We are also encouraging farmers to diversify their income by supporting them in allied activities such as livestock rearing, horticulture, timber, and fishery, among others. Promoting 25,000 community-led enterprises The second sub-goal focuses on promoting 25,000 community-led enterprises to stimulate local economic activity, with ~50% of these being led by women. We encourage economically deprived communities to engage in entrepreneurship on an individual or cluster basis. We support the identification of prospective economic    activities in the intervention villages and assist community members in establishing and operating enterprises, which include beauty parlours, small shops, livestock management, tailoring and more—for individual beneficiaries, as well as processing units, packaging units, fisheries, and handicrafts—for group enterprises established through Farmer Producer Organisations (FPO), Self-Help Groups (SHG), and Joint Liability Group (JLG). Skill development for employment generation The third sub-goal is on skill development for employment generation, and we are providing classroom/online/blended skill training to unemployed youth, school dropouts, and landless farmers. Our training programs come with certifications from National Skill Development Corporation (NSDC), Sector Skill Council, or other qualified non-government agencies; and are aimed at trades that could lead to job placement or self-employment opportunities. Our Targets Increase in individual income • Increase in income of ~5 Lakh farmers across the country • Skilling of youth    Development and sustenance of institutions Our second goal is aimed at the development and sustenance of institutions for livelihood enhancement, primarily community institutions such as village development committees, farmers’ groups, SHGs, water user groups, sanitation committees, youth groups, and adolescent groups. Our target is to develop and support 20,000 community institutions by FY25, and our interventions could span from a few months to three years. The activities we engage in are related to agriculture, water, sanitation, health, livelihood, and other rural development work. • Development and sustenance of 20,000 institutions • To have Local Economic Activation with 25,000 community-led enterprises promoted with ~50% being women-led    126

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## Healthcare and Hygiene

We take a holistic approach to healthcare and hygiene, enabling healthcare services like health clinics, providing medical equipment, organising nutrition programmes and immunisation drives, while also promoting hygiene and sanitation in schools and communities. In addition, Waste Management is one of our major intervention areas.

We are working towards institutionalisation of waste pickers through targeted interventions for their social and financial inclusion. This complements our community-led sanitation initiatives for proper disposal of wastewater.

Our interventions are centred on championing the Swachh Bharat Abhiyan through various activities including awareness campaigns that bring about behavioural changes, construction of toilets, organising health camps, generating awareness about nutrition, providing access to clean drinking water, and conducting blood donation drives.



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Social—Community    Our Goals Waste management Our first sub-goal involves developing waste management systems in 15 Urban Local Bodies (ULBs) and 1,000 villages. Our commitment to establishing a long-term solid waste management system involves providing the necessary infrastructure, instilling behavioural changes towards responsible consumption, source segregation, and litter prevention. Our interventions include setting up material recovery and recycling facilities in the 15 ULBs, as well as implementing village-level interventions such as residential composting, door-to-door garbage collection, and related mechanisms for user fee collection, compost sales, and recycling.    Access to clean drinking water The second sub-goal focuses on providing clean drinking water access to 1,000 villages. Our interventions include promoting clean drinking water availability at both the community level, through Jal-minar or other water buildings, and at the family level, through piped water connections. Our interventions will result in making three litres of water available per person per day. We are also forming and orienting water user groups to ensure that the services are sustainable, with post-project maintenance and water quality testing entrusted to these groups.    Medical interventions We have installed immovable and heavy medical equipment at over 11 hospitals/health care centres across different parts of the country to help underprivileged communities in the nearby areas to receive unhindered medical assistance. In addition, we have facilitated the administration of HPV vaccinations for willing adolescent girls in Uttar Pradesh. Annual Blood Donation Drive Our Annual Blood Donation Drive has been recognised by Guinness World Records as the largest effort of its kind for collecting the highest units of blood in a single day, with approximately 23+ Lakh units collected as of December 2022. Our Targets Improve sanitation facility • 1,000 villages to have a solid waste management systems in place and 15 ULBS to have Material Recovery Facilities (MRFS) • 1,000 villages to have access to clean drinking water    128

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## Financial Literacy and Inclusion

Achieving true financial inclusion is a vital goal that requires a multi-pronged approach. Our programme is committed to promoting financial literacy and empowering communities to make informed financial decisions.

We offer financial literacy workshops to provide essential knowledge about savings and investments, as well as access to organised finance sources. We also conduct financial literacy camps and nurture SHGs to promote financial literacy. The objective of these camps is to provide communities with the necessary knowledge to make informed decisions about their finances. Credit counselling is carried out in schools, colleges, and among senior citizens and pensioners.

Additionally, we have established financial literacy centres across India to further this cause. As part of our commitment to promoting financial literacy, we collaborate with our non-profit partners to enhance the effectiveness of our efforts.



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Social - Community

## Our Impact Stories

### Local Economic Activation Project (LEAP)

Being implemented in 24 districts in Assam, Chhattisgarh, Jharkhand, Odisha, Punjab, and West Bengal

Beneficiary: **5,00,000 women**



**Key highlights**

- Launch of eGraam, an online portal enabling farmers to buy agri-inputs, artisans to sell products, and members to access professional services in 15 regional languages.
- Increase digital literacy among rural women, and eGraam has digitised PO operations, implementing inventory management systems and sales tracking.
- LEAP has built over 40 partnerships with business development service providers to benefit POs, including agri-inputs, crop advisory services, buyback of crops, GIS mapping, and capacity building.
- Launched the 'Main Bhi Kisaan' campaign to support women farmers

LEAP, launched in 2022, aims to transform SHGs into income-generating entrepreneurial platforms, empowering women in farm and non-farm sectors. The project aligns with the Central Government's goal of transforming 8 Million SHGs into large producer enterprises. LEAP aims to increase income for 5,00,000 women in 120 clusters by encouraging them to join Producer Organisations (POs), providing digital capabilities, and skill upgrading. For enhancing the incomes of SHGs A LEAP leverages cluster planning and market-led approach, which focuses on livelihood integration, skillset training, financial and digital inclusion, and linking POs with larger markets and value chain players.

**70,681**
**Women Beneficiaries**

**₹260 Mn**
**Amount Leveraged**

**9,273**
**Number of Digital Transactions**

**95**
**POs Registered**

**11**
**Common Facility Centres Sanctioned**

**23,716**
**Central and State Schemes Availed**

**₹35 Mn**
**Share Capital by PO Members**

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## Women in Sports Programme

Pan India

Beneficiary: **14 athletes**


HDFC BANK
PARIVARTAN
PRESENTS
UNSTOPPABLE
KARKE DIKHAUNGI

We are empowering women and shattering stereotypes by providing workshops and training to 14 chosen athletes for a span of three years.

Our 'Unstoppable: Karke Dikhaungi' athlete scholarship programme is a unique project conceptualised to promote and drive further the theme of women in sports and is curated by GoSports Foundation. Through the programme, talented female athletes across six sports namely – archery, athletics, badminton, swimming, table tennis, and weightlifting – are offered scholarships to help them pursue their careers in sports.

The selected athletes received support towards several key areas of their requirements such as coaching and training, living expenses for food and accommodation, competition expenses at national and international events, equipment and gear, and various sports science support, such as sports nutrition, physiotherapy, strength and conditioning, and mental conditioning and psychology. The programme also aims to provide the athletes with mentorship through its network of athletes and experts, with the aim of guiding and helping them unleash their potential on the global sporting stage.

Case studies

## Ladakh Glacier Intervention

Ayee village, Panamik Block, Nubra Subdivision, Leh-Ladakh

Beneficiary: **42 households**


Artificial Glacier

Given the increasing global temperatures and melting of natural glaciers, constructing artificial glaciers and tapping winter water resources in the form of ice becomes crucial for addressing water scarcity.

Artificial glaciers are a sustainable solution for water conservation and management, as they conserve water, are energy-efficient, involve local communities, adapt to local conditions, and build climate resilience in water-scarce regions like Ladakh. We are supporting the construction of an Artificial Glacier in Ayee village, Nubra Subdivision, in partnership with the Himmotthan Society. The project aims to address water scarcity during the spring and sowing season, benefiting 42 households and 105 acres of agricultural land.

It provides assured irrigation, increases agricultural productivity, and creates job opportunities.

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Social—Community    Water Hyacinth Authoor Village and Kottarakurichi village, Thoothukudi, Tamil Nadu Handicrafts Training Beneficiary: 60 women Project    We partnered with Society for the Upliftment of Villagers and Development of Himalayan Areas (SUVIDHA). Sixty women beneficiaries were provided with training and    specialized craft toolkits for harvesting and processing water hyacinth stem. The women were provided training in drying and storage processing, weaving flat products using a    handloom, basket-weaving and mould-making. Following the completion of the project, several key milestones have been achieved. Weaver groups collaborated with IKEA through Ramesh Flower Company, showcasing sample products and generating a potential increase in demand for water hyacinth products. There have already been commitments by government representatives to scale up the project in the district and expand it to six neighbouring villages. These developments signify promising prospects for the future growth and success of the project.    Reviving the Screw Pine Craft Based Livelihoods in Kuttanad Region    Kuttanad, Kerala Beneficiary: 30 women artisans We initiated a project to revive Screw Pine Craft-Based Livelihoods in the Kuttanad Region. As part of the program, 5,000 screw pine saplings were distributed. Thirty women artisans from six villages received intensive training in making handicrafts using dried screw pine plants. The training expanded their skills and transformed their outlook, leading to the creation of innovative designs and a variety of crafted items. The project successfully reorganized the previously inactive artisan group and ensured raw material availability. An officer was appointed to improve production and develop sustainable market opportunities. The project also formed links with the Directorate of Handicrafts for additional skill training and participated in regional exhibitions    and the India International Trade Fair, in 2021. The reorganised Screw Pine Artisan group of 30 women has achieved remarkable results. Each artisan now earns an average gross annual income of C1,79,125, providing an additional income of C4,000 per month. The project established a Common Facility Centre for training and processing, ensuring a steady supply of raw materials. The artisans received training in innovative designs, resulting in improved product quality and quantity. The initiative has created sustainable market systems, promoting local economic activation. This project has brought economic prosperity, reduced workload, and empowered women in the community. 132

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Impacting individuals

## Supporting Tribal Communities with Livelihood Diversification

Kachhar Village, Raigarh District, Chhattisgarh

Beneficiary: **Janki Sidar**



Janki Sidar is a daily wage labourer from a tribal community. Due to a lack of irrigation facilities and limited land resources, she was unable to use her 50-decimal land for meeting her day-to-day needs.

To overcome this challenge, we established a livelihood diversification project. The introduction of a combination of mushroom cultivation and backyard poultry and support with agricultural equipment like spawn, formalin, carbendazim, plastic bags, drum, sprayer, and crate helped her to earn an incremental income.

She now considers mushroom cultivation as a less labour-intensive and more profitable business.

Apart from adding to the family income, it has also helped her add nutritional value to daily household consumption. She is also providing handholding support to other vulnerable households.

## Creating Airline Aspirations for Graduate Student

Cochin, Kerala

Beneficiary: **Athira Raghu**



Athira Raghu is a BS Computer Science graduate. She was struggling to find a job despite many attempts.

Along with Cochin PwD Centre, we provided training and placement support to Athira. The training program established new aspirations and helped her to think beyond her limits, which later helped her to secure a job at Indigo Airlines, CIAL, Nedumbasserry, Kochi as an Officer.

Athira is now earning a gross salary of ₹20,000 per month.

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Social—Community    Applying Collective Approach for Upliftment of Dairy Farmers Village Puraposar, District Guna, Madhya Pradesh Beneficiary: Bantibal Lodha    Due to a lack of exposure to good practices, Bantibai Lodha from village Puraposar was forced to sell milk to local middlemen at a lower price than the fair market price. She was unable to sustain her livelihood and also had less money for cattle feed, fodder and vegetable farming.    In association with Endpoverty India’s ‘Mahila Kisaan Sangathan’, we launched interventions for the upliftment of the female dairy farmers and their families, under HRDP. They formed ‘Guna Vikas Mahila Farmer Producer Ltd’—a dairy collective and conducted training programmes on good dairy and agriculture practices. The complete value chain from production to marketing of milk and milk products was set up and systems for timely payment and bonuses to shareholders were rolled out. Today, many small dairy farmers like Bantibai Lodha sell approximately 7 to 8 litres of milk at Farmer Producer Company (FPC)‘s Bulk Milk Cooler (BMC) unit where they get a fair price of C47 per litre on average, based on the quality and quantity of the milk. Weekly payments are transferred directly into their bank accounts. Dairy farmers have an assured market for their milk produce and middlemen have been eliminated from the value chain. Bantibai now earns C10,000 per month- an over 100% increase from her pre-project income.    134

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# Engagement campaigns FY23

During the year, HDFC Bank employees participated in various engagements and activities and cumulatively clocked in more than 72,000 volunteering hours.

## Parivartan Impact League

- The league encourages employees to walk and contribute towards different causes.
- With consistent campaigning and support of several departments, the Parivartan Impact League crossed 10,200+ subscriptions.
- This is the first instance, that more than ten thousand employees of the Bank have participated in a social engagement initiative.

## WBO Operations team (Currency Chest Department), Chandigarh, organised social engagement activities

- Blood donation, tree plantation and coin mela camp were held at Institute for the Blind, Chandigarh by WBO Operations team.
- The event was graced by Mrs Savita Verma, DGM, RBI.

## Waste Management and Clean up drives by HDFC Bank employees

- Zero Waste- The Bank's first-ever clean-up trek was organised in Maharashtra (Korigad route). The trek was made into a zero-waste event to create awareness about waste management and an environmentally-friendly lifestyle.
- Beach Clean-up in Odisha – Parivartan in association with United Nations Development Program (UNDP) and NCC Cadets held a Beach Clean-up drive in Cuttack.
- Hyderabad and Bengaluru Lake clean up - Ameenpur Lake in Hyderabad, which is also India's first Biodiversity Lake, was cleaned by HDFC Bank employees. The activity was organised in association with Donatekart Foundation and ENY Impacts. Similar lake clean up activity was organised in Bengaluru in partnership with Donatekart Foundation.

## Environmental Awareness Week:

To celebrate World Environment Day, Parivartan initiated the following activations / events

- Gift a Tree virtually – Participants used the virtual platform to gift 200+ saplings
- Clean the Creek – Organised a clean-up programme at Thane Creek in association with Mangrove Cell of Forest Deptartment.
- Workshop on Zero-Waste – More than 60 staff members attended the workshop, thus learning ways to reduce the individual waste, explore alternatives to plastic etc.
- Bloomberg collaborated with HDFC Bank Parivartan – to mentor underprivileged students on career guidance at Bloomberg office in Mumbai. Around 18 students were mentored through this collaboration.


HDFC Bank Parivartan's

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- HDFC Bank employee visited Government school in Chembur to participate in Mumbai Art Collective by Teach for India: HDFC Bank staff visited Chembur Municipality Public School, Mumbai to meet students of Teach for India. The meeting was part of Mumbai Art Collective initiative, wherein the staff had a great time making artwork with these students.

### WBO Ujjain Team celebrated Independence Day:

WBO Ujjain team celebrated the 75th Independence Day by distributing clothes and stationery items to more than 100 kids from underprivileged background.

### NGO's product sale organised to fundraise for various causes

- 10 NGOs were engaged to organise fundraise sale events at Mumbai offices. The sale events were organised to help NGOs fundraise for their respective causes during Diwali and Christmas.
- A total of ₹1.60 Lakh was raised cumulatively from both events. The sale items included products made by differently-abled children, women and cancer patients.

### Showtime, in collaboration with Teach for India

- Over 10 employees from the Bank participated in Teach for India's Showtime event.
- It included working on creative ad campaigns in groups, thus encouraging students to confidently showcase their ideas



### Footwear & Clothes Donation Drive

- The event was organised in association with Greensole Foundation at Kanjurmarg, Zenith House, Sandoz House, Bank House Lower Parel, Empire Plaza and Ackruti MIDC.
- Around 1,200 kgs of clothes and footwear were donated by the employees. The donations were upcycled to make bags, shoes and mats.
- A total of 1,000 footwear, 500 mats and 500 school bags were distributed to the Zilla Parishad school children from Palghar and Bhor by HDFC Bank employees.

### Christmas Wish Tree

- Christmas Wish Tree was celebrated at Kanjurmarg, Bank House Lower Parel, Zenith and Sandoz House.
- Christmas Tree was decorated with different chits that bore wishes of underprivileged kids of Aashish NGO.
- All the 165 wishes of underprivileged children were fulfilled through this Christmas wish tree.

### Old age home visit

- An old Age Home visit was organised in association with Donatekart Foundation.
- Around 15 Employees spent time interacting with the residents of Sneha Sagar Old Age Home and also planted medicinal plants that will eventually help the residents.

### Blood Donation Drive 2022

- The Bank has been organising blood donation drives over the years. In FY2022-23 through its large camps, the Bank employees have together donated around a total of 4,59,027 units
- HDFC Bank Parivartan organised its 14th Blood Donation Drive across 1,277 cities.
- A total of 6,289 camps were put up. This includes over 1,200 colleges.
- A total of 5,32,374 people participated in this event.


HDFC BANK
PARIVARTAN
Blood Donation Drive 2022
I AM A PROUD BLOOD DONOR

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## Tata Mumbai Marathon

- A total of 180 HDFC Bank employees participated in Tata Mumbai Marathon.
- They endorsed the message of living sustainable life by wearing t-shirts with Go-Green message.

## National Girl Child Day

- HDFC Bank Parivartan organised activities on Gender Sensitisation at Kanjurmarg office.
- Through this activity, 800 employees were reached and a ₹42,000/- was raised by the NGO.
- This was followed by an online session by Nidhi Bansal, ED of Care India on the importance of Girl Child Day and what can be done to create more inclusive environment. Around 90 employees participated in this session.

## Session on Sustainable Menstruation

- On account of International Women's Day, HDFC Bank Parivartan organised an informative workshop on Sustainable Menstruation.
- The topic covered lesser-known facts about Menstrual Products, PCOS and ways one can manage periods sustainably, more than 100 employees participated in this session.

## Seed Ball Distribution:

- More than 1,000 employees of Mumbai and Himachal Pradesh were engaged in plantation of trees; they were given seed ball created by a Self Help Group called Sukh Bhumi.
- Through this engagement, employees were encouraged to plant more trees in their localities.

## SmartUp

- The project is designed to promote sustainable development in India by addressing financial gap issues faced by social impact start-ups.
- To achieve this objective, the SmartUp grants program will provide financial support to incubators to augment the support system for the success of the start-ups.
- The SmartUp Grants program team reaches out to incubators and start-ups directly or through a public call for application. The program team strives to increase efficiency and impact by forging partnerships with top incubators from across India.
- The incubators recommend start-ups which will benefit from the investments. The start-ups are selected through a 3-stage rigorous process.
- Around 90 senior employees spent 135 hours in shortlisting the start-ups.
- In FY23, 33 incubators and 90+ start-ups were supported with themes ranging from environment conservation, affordable healthcare, sustainable rural economy, technology for better governance, economic growth of SMEs, gender diversity & inclusion.

## Employee Payroll Giving Programme:

- Around 1,472 employees have subscribed to the Give India payroll giving programme to donate towards several causes.
- HDFC Bank matches the employee contribution and the sum amount is annually donated to a charity of the employee's choice.

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Nation Building Contributing to India’s development    HDFC Bank remains dedicated to its active role in nation-building through a range of initiatives. Through collaborations with State Governments, the Bank facilitates the efficient distribution of funds, contributing to increasing access to essential services like water, sanitation, healthcare, and education.    It is committed to extending banking services to the unbanked population through innovative solutions and digital initiatives. Furthermore, HDFC Bank supports the growth of the startup ecosystem and actively participates in the Government’s efforts to foster financial inclusion. As a socially responsible institution, HDFC Bank continues to make significant contribution to India’s development and progress. Unlocking efficiencies in Government fund distribution through digitisation The Bank is dedicated to supporting the Government’s nation-building agenda through its focus on digitising payments. The goal is to enable easier distribution and monitoring of allocated funds for a multitude of Government schemes that benefit many sections of society. Additionally, HDFC Bank plays a vital role in collecting direct and indirect taxes and facilitating digital commerce through integration with Government-owned platforms.    This year, HDFC Bank was awarded the highest number of mandates amongst the private sector banks for SNA (Single Nodal Agency) accounts. Water and Sanitation Water management and provision of clean drinking (potable) water to all its citizens has been a major focus for the Government. HDFC Bank has contributed to the Government of India’s mission to provide potable water to every rural household through their tap water connection by 2024. The Bank has done this in two ways. It has worked with states like Meghalaya and Maharashtra to manage and distribute funds to implementing agencies such as district and gram panchayats for the Jal Jeevan Mission, a centrally-sponsored scheme. Secondly, the Bank has also helped monitor implementation of various initiatives under the scheme by providing a centralised digital inter-face for use by state authorities. The Government of India also focussed on improving the overall infrastructure for its citizens by improving basic services including water, sewage, transport etc. The Bank has contributed to this by working with nine State Governments in the successful implementation of the Atal Mission for Rejuvenation and Urban Transformation (AMRUT) scheme. This centrally-sponsored scheme is supported by the Bank through timely and efficient distribution of funds to implementation agencies.    138

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The Government of India has also undertaken multiple, large-scale schemes at the national level such as 'Swachh Bharat Mission', 'National Water Mission' and 'Waste to Wealth Mission' as part of its commitment to effective waste and pollution management. HDFC Bank has worked at the grass-root level to ensure efficient distribution of funds for all these schemes.

## Digitising Gram Panchayats



The Bank continues to maintain focus on the rural ecosystem by increasing penetration at the district, block, and Gram Panchayat levels. It offers digital banking facilities to Gram Panchayats, prioritising BharatNet connected Gram Panchayats. Overall, the Bank has processed 124 Million transactions across all Government schemes which makes it one of the top banks to support Government initiatives in the country. The Bank was also recognised for its contribution in Direct Benefit Transfers through the Public Financial Management System (PFMS) by the Ministry for Agriculture and Farmer Welfare (MoAFW).

## Healthcare

The Bank continued to support the digitisation of the healthcare sector by enabling the efficient and smooth transfer of funds from apex bodies like the Ministry of Health to grass-root levels like village hospitals. Through its continued focus and effort, the Bank has helped mobilise funds under healthcare schemes across multiple states.

While enabling timely movement of funds across many levels of implementing agencies, the Bank also helps the Government monitor utilisation of these funds by providing a central fund-monitoring-interface. This provides the all-important visibility into distribution of funds at the granular level.



## Education and Nutrition

The Bank's focus on helping improve the nutritional needs of future generations continues. HDFC Bank worked with education departments across states to make funds available in a timely manner to ensure that the nutritional needs of the school going students are met.

Partnerships with the Government have benefitted

**over 15 million children across 1 Lakh+ schools.**

The Bank also takes great pride in enabling disbursements of funds to the last mile for Samagra Shiksha Abhiyaan Scheme. The scheme helps in improvement of school infrastructure, upskills teachers and provides financial aid for text-books and uniforms.

## Bolstering revenue collections

The Bank retained the status of the leading bank for Direct Tax collections in FY2022-23, as recognised by the Controller General of Accounts, Government of India.

In line with the Government's initiatives of 'Ease Of Doing Business' and 'Digital India', the Bank has seamlessly integrated with various Government platforms and systems including TIN 2.0, GSTN, ICEGATE, Railways Freight, EPFO, ESIC, and MCA21.

Through its integration with TIN 2.0, the Bank has offered a wider tax collection network to its customers through its branches.

The Bank launched the e-freight payment services for its customers by completing its integration with the Railway Freight Online Information System. This has allowed customers to pay for freight services instantly, at any time.

## Promoting Digital India

HDFC Bank is at the forefront of digitising India's financial landscape by offering innovative solutions to various institutions. Through its CollectNow offering and FARSight dashboard, the Bank is enabling seamless digitisation of collections and providing clear visibility of fund movement, empowering organisations to embrace the digital revolution.

HDFC Bank Limited Integrated Annual Report 2022-23 139

Nation Building

### CollectNow

The Bank's CollectNow offering provides an industry-first, omnichannel collection solution. Customers are seamlessly onboarded with a single set of documents. 15+ retail and wholesale collection modes are made available such as Cards, UPI, QR codes, NetBanking, eCMS, and over the counter payments. More importantly, it provides unique benefits such as a single settlement cycle for cards, UPI and other modes compared to the current three settlement cycles. Customers receive a single payout report making reconciliation easy.

HDFC BANK
Collect Now

### Digitising institutions

The Bank has worked with more than 7,000 institutions and helped them digitise their collections and payouts to improve overall efficiency. Digitally penetrated accounts offer the Bank 3x to 30x higher deposit values versus non-penetrated ones. Institutions in the religious, education, housing societies, clubs and not-for-profit segments have benefited from our digital solutions, which are easy to use. For example, we help religious institutions and housing societies deploy QR codes to collect donations and dues, instead of cash. QR codes placed on every floor, ease collection of society dues. Digital solutions for educational institutions enable better management of inflows, provide for seamless student onboarding, and timely expense management.

### FARSight

Having clear visibility of fund movement, ensuring expenses are within approved budgets and forecasting are key needs of any successful enterprise. The FARSight dashboard created by the Bank, especially for its Government and Institutional customers, is a user-friendly tool which allows them to do exactly that. They can slice and dice transaction data and monitor limits through this dashboard.

HDFC BANK
FARSight
FUNDS ACCOUNTS REPORTS INSIGHTS

## Enabling Social Security

HDFC Bank has continued its service to the senior citizens of the nation by extending its pension services across the Railways and Defence departments.

The Bank integrated with the Railway CRIS system to enable digital disbursement of pensions to retiring Railway officials.

The Bank has also signed a Memorandum of Understanding (MoU) with the Defence department to enable its branch network as a Pension Service Network for Defence Pensioners through the Government's SPARSH (System for Pension Administration) portal.

## Leveraging Government partnerships to fuel entrepreneurship

Partnerships with the Government have enabled the Bank to deliver a strong performance in what was a challenging year for the Indian Start-up eco-system. The Bank forged partnerships with various Central and State Government entities like Innovation for Defence Excellence (iDEX DIO), Karnataka Innovation and Technology Society, Kerala Startup Mission, Uttar Pradesh Electronics Corporation and MSME Department and Government of Madhya Pradesh.

HDFC Bank is also amongst the early movers in rolling out the Government's Credit Guarantee Scheme for Start-ups (CGSS) catering to the lending requirements of start-ups registered with the Department for Promotion of Industry and Internal Trade (DPIIT).

Leveraging the HDFC Bank CSR programme, Parivartan, grants were given to 33 Incubators and 90 Start-ups. These were executed in partnership with Startup India, an initiative of DPIIT.

## Taking banking to the unbanked

The Bank is fully committed to taking banking to the remotest parts of the country through a combination of an extensive physical network and a robust digital suite of products and services. Today, about half of our branches are located in rural and semi-urban areas. We also offer last mile access through mobile applications such as BHIM, UPI, USSD, Scan and Pay, and Aadhaar & RuPay enabled Micro-ATMs.

To bring more under-banked sections of the population into formal financial channels, the Bank has opened over 29.18 Lakh accounts under the Pradhan Mantri Jan Dhan Yojana (PMJDY) and enrolled 41.73 Lakh customers in social security schemes since inception. We have been consistently ranked among the

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leading private sector banks in this regard. The Bank has conducted Financial Literacy camps through Rural Branches and designated Financial Literacy Centers. In the year under review, loans to the tune of ₹14,551 Crore to 18.82 Lakh beneficiaries were extended under the Pradhan Mantri Mudra Yojana (PMMY) and nearly ₹344 Crore to 1,502 beneficiaries under the 'Stand up India' scheme to Scheduled Caste, Scheduled Tribe and women borrowers. The Bank has also actively supported PM Street Vendor's AtmaNirbhar Nidhi (PMSVANIDHI) a special scheme under micro-credit facility for street vendors with a collateral free affordable term loan of ₹10,000 for 1 year. The Bank has disbursed ₹10,000 each to 29,984 street vendors to support them and has also educated them in using the digital mode for making financial transactions. The Bank provides services for Aadhaar enrolment and updation in branches designated as 'Aadhaar Seva Kendras' in accordance with Regulatory guidelines. These 'Aadhaar Seva Kendras' have processed more than 5.3 Million enrolments and updations since being set-up.



### Playing a pivotal role in promoting Financial and Economic Inclusion

HDFC Bank has played a significant role in promoting financial and economic inclusion by tying up with Business correspondent agents and Business Facilitator agents to provide banking services to customers in underserved and unbanked areas. This journey started in 2018 by partnering with Common Service Centres (CSCs) and has now grown into tie-ups with five more corporates increasing our agent network further.

With the help of BCs, the Bank has been able to expand its footprint in remote and rural areas, where the penetration of traditional banking services is low. Banking agents are providing services such as cash deposit and withdrawal, social security schemes, opening of savings accounts and lending to marginalised sections and small businesses through SLI Loans, Gold Loan, KGC, Agri Loans, Business Loan and working capital loan.

**45+**

**Banking products and services can be accessed via this network.**

These BC Agents and BF Agents are local entrepreneurs belonging to the neighbourhood who are trained and authorised by the Bank to provide banking products digitally and in a convenient way. This has helped to promote financial inclusion and has contributed to the overall development of the country's economy.

**40 Lakh**

**Banking products provided till date across the country through these agents**

### Providing credit for marginal sections and agri ecosystem

Another key element of HDFC Bank's approach is its focus on lending to marginal sections including farmers, small businesses, and traders. The Bank has launched several initiatives through BC and BF Agents for promoting access to credit for these segments, including the provision of collateral-free loans and microfinance products. These have helped to

HDFC Bank Limited Integrated Annual Report 2022-23 141

Nation Building    create employment opportunities and promote economic growth in underserved communities. 2.92 Lakh Farmer accounts opened through alternate channels to support the agricultural ecosystem of the country.    Lending to Marginal sections Additionally, HDFC Bank has focused on empowering women and Self Help Groups (SHGs) through its agent network. With SLI Loans, the Bank provides Self Help Groups access to credit and financial services, helping to promote entrepreneurship and self-employment. Social Security Schemes help create financial safety net at affordable cost for the marginal sections. Thus paving way for Financial Inclusion in deeper geographies through the agent network. Working with 34,700 Self Help groups to provide self-employment opportunities to more than 1.7 Lakh women. 1.10 Lakh+ Enrolled for Social Security across schemes.    142

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### Digital adoption in banking

HDFC Bank has been at the forefront of leveraging digital technology to expand access to financial services for the underserved population in India. BCs are now offering a range of digital services such as mobile banking, Aadhaar-enabled payment system (AEPS), and digital loan processing.

**Supported Digi Gaon drive of Govt. of India.**

**4,363**

**Villages positively impacted by providing them with laptops and digital infrastructure.**

Our Business Correspondent network of 15,000+ agents are digitally capacitated to not just provide credit but also collect the instalments of these loans removing the hassle of long travel to branches.

EMIs collected: 1.76 Lakh+ transactions across retail and SLI/ JLG loans.

This has not only made banking more convenient for customers but has also helped to reduce the cost-of-service delivery for the Bank. It has also enabled to reach out to a larger customer base, including those who were previously excluded from formal financial services due to geographical and economic barriers.

Recognised as Best Financial Institution in Digital Innovation, at Bharat Fintech Summit 2023

Another major step in digital adoption has been the launch of HDFC Bank Smart Saathi - a digital distribution platform, which will help onboard agents across existing and new corporate partners with speed and scale, provide on-ground support and customised training to agents and ensure seamless delivery of banking products across geographies.



HDFC Bank Limited Integrated Annual Report 2022-23 143

Governance Committed to responsible and exemplary governance    HDFC Bank upholds the utmost standards of governance, ethics, and integrity, recognising our pivotal role in generating enduring value and protecting the welfare of all stakeholders. We firmly believe that good governance is vital for exemplifying our values, promoting accountability, implementing robust risk and performance management practices, fostering transparency, and ensuring ethical and effective leadership. In light of the merger, we remain dedicated to upholding these principles to safeguard the interests of all stakeholders involved.    The Board of Directors of the Bank are the ultimate custodians of governance. The Board consists of diverse, experienced, and skilled members. This Board, working alongside its committees, establishes policies and frameworks encompassing our operations, regulatory compliance, information technology amongst others. Key policies and frameworks are those pertaining to ethical conduct, anti-corruption measures, anti-money laundering protocols, compliance practices, IT and information security, ESG (Environmental, Social, and Governance), and customer satisfaction. We are committed to adhering to exemplary corporate governance standards, including the alignment of executive compensation with our performance, details of Board evaluation, and the implementation of a comprehensive whistle-blower policy, among other best practices. Board expertise and competence At HDFC Bank, we go beyond mere regulatory compliance to establish robust governance practices. Compliance with regulatory requirements serves as the foundation, but we have consistently placed emphasis on ensuring that the composition of our Board and its Committees surpasses the prescribed regulations. Our focus lies in achieving independence, diversity in skills, expertise, and fields. By going beyond these requirements, we strive to foster an inclusive and effective governance structure that upholds the highest standards of accountability and decision-making. Whenever necessary, the Board also seeks inputs from external experts to enhance decision-making. For more detailed information regarding the skills, expertise, and competence of our Board, please refer to our Corporate Governance Report on Page 377.    Board Skills and Experience (No. of directors with experience) Business Management 9 Finance 5 Risk Management 6 Economics 4 Banking 5 Accountancy 6 Payment & Settlement Systems 3 Law 2 Human Resources 1 Information Technology 1 Small-Scale Industry 1 Co-operation 1 Agriculture and Rural Economy 1    144

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### Board Diversity by Age and Gender


As on March 31, 2023
Male
7
0
Female
3
0
As on March 31, 2022
Male
6
2
Female
3
0
<=50 years
> 50 years

### Independence in Committee Composition


Percentage of Independent Directors %
A 100
B 100
C 60
D 50
E 71
A Audit Committee
B Nomination & Remuneration Committee
C Stakeholders' Relationship Committee
D CSR & ESG Committee
E Risk Policy & Monitoring Committee

Bank was placed in the 'Good' category by Institutional Investor Advisory Services India Limited (IIAS) in the Indian Corporate Governance Scorecard (2022)

## Transformational Merger: Integration Committee

In October 2022, an integration committee comprising of representatives from HDFC Bank and HDFC Limited was established. Its primary objective being to oversee the seamless integration of businesses and operations. This committee has been responsible for strategically planning and coordinating the amalgamation process, and now aims at effective implementation, collaboration and synergy between the organisations for a successful post-merger transition.

**Members of Integration Committee**

| HDFC Limited | HDFC Bank |
|---|---|
| Mrs. Renu Karnad | Mr. Kaizad Bharucha |
| Mr. V. S. Rangan | Mr. V. Chakrapani |
| Mr. Ajay Agarwal | Mr. Srinivasan Vaidyanathan |

The Integration Committee meets as necessary, with a minimum target of meeting fortnightly. The first meeting of the committee took place on November 22, 2022. The committee has identified 32 work streams encompassing different functions and areas such as operations, treasury, information technology, HR, and branch integration, among others. These work streams were crucial to the integration process, ensuring comprehensive coverage of all relevant aspects.

## Board Initiatives and Committees

Through the governance framework in the Bank, the Board along with its Committees, each with defined roles, undertakes its responsibilities towards all its stakeholders. The Board plays a vital role in providing leadership and strategic guidance in shaping our procedures and processes to drive value creation. In FY23, the Board played a key role in some of the focus areas such as internal control mechanisms, regulatory compliance, oversight over financial reporting and CSR/ESG initiatives and thus impacted all our Capitals and our stakeholders. The focus areas for our Audit Committee, CSR & ESG Committee, Nomination & Remuneration Committee and Risk Policy & Monitoring Committee are highlighted here. Refer pg 386 Corporate Governance section for further details of our committees and their roles and responsibilities.

HDFC Bank Limited Integrated Annual Report 2022-23 145

Governance    Committee Protecting Value in FY23 • Ensured robust processes and implemented best practices for internal control mechanisms. • Engaged frequently with auditors, experts, and management to address key issues. • Exercised diligent oversight on crucial regulatory submissions and reports. Stakeholders Impacted Investors/Shareholders, Regulatory Bodies Capital Impacted    Nomination & Remuneration Committee Protecting Value in FY23 • Facilitated and recommended enhancements in the composition of the Board. • Played a crucial role in implementing new stock-based incentives, such as Restricted Stock Units, for employees at lower levels. • Provided oversight on the Bank’s succession planning process for key positions in management. Stakeholders Impacted Employees Capital Impacted    CSR & ESG Committee Protecting Value in FY23 • Oversight on the implementation of Bank’s CSR policy and ESG Framework • Established a transparent and rigorous monitoring mechanism to ensure the effective implementation of CSR activities and projects. • Monitored progress against sustainability targets Stakeholders Impacted Investors/Shareholders, Regulatory Bodies, Employees, Suppliers, Customers, Community Capital Impacted    Risk Policy & Monitoring Committee Protecting Value in FY23 • Monitored implementation of Bank’s comprehensive risk strategy and architecture. • Provided guidance on compliance with regulatory standards and insights on best practices. • Exercised diligent oversight on risk management and measurement models, including back-testing and benchmarking, to maintain a robust risk management framework. Stakeholders Impacted Investors/Shareholders, Regulatory Bodies Capital Impacted    Financial Capital    Intellectual Capital    Manufactured Capital                Human Capital                Social & Relationship Capital                Natural Capital    146

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## Culture of transparency and accountability

At HDFC Bank, we prioritise the adoption of global best practices in governance, ensuring timely disclosures and fair presentation of information. Transparency and accountability are key expectations of our stakeholders. To meet these expectations, we have established policies and processes that enable a sufficient and visible flow of information while implementing necessary safeguards. In compliance with the SEBI (Prohibition of Insider Trading) Regulations, 2015, we have formulated a Code of Practices and Procedures for Fair Disclosures, emphasising prompt disclosure and universal dissemination of information. To strengthen our governance framework, the Board has approved various policies, which are accessible on our website for easy reference. These policies include the Policy on Appointment and Fit and Proper criteria for Directors, the Whistle Blower Policy, the Compensation Policy and the Conduct Philosophy (Code of Conduct). These policies reflect our commitment to maintaining high standards of integrity, ethics, and fairness in all aspects of our operations.

## Policies and frameworks for ethical conduct

To foster a culture of ethical behavior, we have established the right environment and implemented policies and frameworks that promote appropriate business conduct. These policies are regularly communicated to our management, employees, and stakeholders.

Our corporate governance policies encompass various areas, including:

- Code of Ethics/Conduct
- Policies to prevent insider trading and govern related-party transactions
- Policies on Prevention of Sexual Harassment (POSH)
- Environmental Social & Governance (ESG) Policy Framework

Transparency and accountability are deeply ingrained in our organisational culture. Our Code of Ethics/Conduct directs the Board and senior management to uphold our values and conduct business with integrity and the highest ethical standards. We strictly adhere to our Conduct Philosophy, which prohibits the use of child, forced, or compulsory labor in our operations.

We have implemented a Whistle-blower Policy that provides a comprehensive framework for capturing and addressing complaints or grievances from stakeholders. In FY23, we received 177 whistle-blower complaints from various stakeholders, including shareholders, employees, customers, and value chain partners. These complaints covered a range of issues, including corruption, improper business practices, and behavioral concerns.

HDFC Bank Limited Integrated Annual Report 2022-23 147

Governance    Our publicly available Conduct Philosophy includes mechanisms to address issues related to mental or physical coercion, verbal abuse, sexual harassment, sexual abuse, and slavery of employees. We maintain a ‘Zero Tolerance’ policy on sexual harassment, and an internal complaints committee is in place to address such complaints. For more detailed information, please refer to our section on POSH complaints in the Corporate governance report. 1 Lakh+ Hrs Person-hours spent on human rights training Anti-corruption, Anti-bribery, and Anti-money Laundering (AML) We have implemented targeted programs to address key areas such as the Foreign Corrupt Practices Act and Bribery Act, Code of Ethics and Commitment, Trade-based Money Laundering, and KYC and AML norms. These programs enable us to provide effective training on anti-corruption, anti-bribery, and anti-money laundering practices to our employees. Any stakeholder can raise complaints related to corruption, and we take these complaints seriously, conducting thorough assessments of our operations. By incorporating these measures into our governance framework, we aim to maintain a strong stance against corruption, bribery and money laundering while fostering a culture of ethical conduct throughout our organisation. 65,275 Employees Trained on Anti-Corruption, AML and KYC Trainings    20 Confirmed Incidents* Wherein Employees Were Dismissed or Disciplined for Corruption in FY23 Customer satisfaction The Customer Service Committee of the Board (CSCB) is dedicated to enhancing the quality of services provided to our customers. It ensures the implementation of directives from the RBI and formulates the Bank’s deposit policy, considering factors such as product approval, depositor satisfaction surveys, and audits of services. We prioritise compliance with market conduct regulations and have established frameworks to ensure transparency in our communications with customers and clients. In FY23, we maintained compliance with product and service information, labeling, and marketing communication regulations and no new cases of non-compliance were received.    We are committed to maintaining the security of customer data and address any concerns related to data security in a swift time-bound manner. In FY23, we received 2 complaints on breach of customer privacy; no complaints were received from outside parties or regulatory bodies. We have a transparent Grievance Redressal Mechanism in place to ensure the prompt and effective resolution of complaints. Customers can reach out to us through multiple channels, including retail branches, phone banking applications, websites, net banking applications, and retail asset customer service centers. More details on the mechanisms to receive and respond to consumer complaints and feedback can be found as part of Principle 9 of the BRSR (Business Responsibility Sustainability Report).    C U S T O M E R T O U C H P O I N T S Retail Branches Websites Phone banking applications Net Banking Retail asset applications customer service centre    148

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Business Graph

## ESG governance

The Bank's commitment to ESG matters continues to be a vital part of its governance framework. The CSR and ESG Committee of the Board oversees the Bank's sustainability and climate change initiatives. This committee is now guided by the ESG apex council, which consists of key representatives from senior management. The apex council maintains its responsibility for overseeing sustainability initiatives, reporting, climate change disclosures, and internal projects aimed at reducing the Bank's overall emissions. Their primary objective remains tracking progress with respect to our ESG goals to achieve industry leadership

To support the ESG apex council, the Bank has established ESG action working groups. These working groups include the Product Responsibility Working Group, which evaluates ESG risks, including climate risks, in the existing portfolio and identifies ESG-linked opportunities. The Environment Working Group oversees the Bank's environmental impact from its operations, while the Social and Governance Working Group focuses on workplace policies and governance initiatives.

This evolved structure ensures that ESG matters are consistently addressed and integrated into the Bank's operations. The Bank remains steadfast in its pursuit of sustainability goals and its commitment to maintaining industry leadership in ESG practices.

HDFC Bank Limited Integrated Annual Report 2022-23 149

Board of Directors

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

# Diversified Leadership



**Atanu Chakraborty**
Part-time Chairman and Independent Director



**Umesh Chandra Sarangi**
Independent Director



**Renu Karnad**
Additional and Non-Executive (Non-Independent) Director



**Keki Mistry**
Additional and Non-Executive (Non-Independent) Director



**Sunita Maheshwari**
Independent Director



**Lily Vadera**
Independent Director



**M. D. Ranganath**
Independent Director



**Sanjiv Sachar**
Independent Director



**Sandeep Parekh**
Independent Director



**Sashidhar Jagdishan**
Managing Director and Chief Executive Officer



**Kaizad Bharucha**
Deputy Managing Director



**Bhavesh Zaveri**
Executive Director

**Length of service of Directors (Years)**

| Years | Directors |
|---|---|
| <3 | 6 |
| 3-6 | 4 |
| 6-8 | 2 |

**Age group of Directors (Years)**

| Years | Directors |
|---|---|
| 51 to 60 | 5 |
| 61 to 70 | 6 |
| > 70 | 1 |

**Average experience of Board members**
**34.5 Years**

**The board are independent directors**
**~58%**

**Women Directors on the Board**
**3**

150

HDFC Bank Limited Integrated Annual Report 2022-23 151

Senior Management Team

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

# Helping us scale newer peaks



**Sashidhar Jagdishan**
Managing Director and Chief Executive Officer



**Kaizad Bharucha**
Deputy Managing Director



**Bhavesh Zaveri**
Executive Director



**Anjani Rathor**
Chief Digital Officer



**Arun Mohanty**
Chief Compliance Officer



**Arup Rakshit**
Group Head - Treasury-Sales, Analytics and Overseas



**Arvind Kapil**
Group Head - Retail Assets and SLI



**Arvind Vohra**
Group Head - Retail Branch Banking, Retail Trade and Forex



**Ashima Bhat**
Group Head - Business Finance and Strategy, Administration, Infrastructure, ESG and CSR



**Ashish Parthasarthy**
Group Head - Treasury, GIB, NRI, Overseas and Tele-Service Channels



**Benjamin Frank**
Group Head - Wholesale Credit



**Chakrapani Venkatachari**
Group Head - Internal Audit and Quality Initiatives Group



**Jimmy Tata**
Chief Credit Officer



**Nirav Shah**
Group Head - Corporate Banking Group: Large Local Corporates, MNCs and PSUs



**Parag Rao**
Group Head –Payments, Consumer Finance, Technology and Digital Banking



**Rahul Shukla**
Group Head – Commercial and Rural Banking



**Rakesh Singh**
Group Head - Investment Banking, Private Banking, Marketing and Products



**Ramesh Lakshminarayanan**
Chief Information Officer



**Raveesh Bhatia**
Group Head - Emerging Corporates Group and Healthcare Finance



**Sampath Kumar**
Group Head - NRI Domestic and Overseas Business, Third Party Products, and Tele-Sales and Service Relationships



**Sanmoy Chakrabarti**
Chief Risk Officer



**Smita Bhagat**
Group Head - Government and Institutional Business, Business Correspondents Banking (CSC Partnership), Ecosystem Banking, Inclusive Banking Group and Startups



**Srinivasan Vaidyanathan**
Chief Financial Officer



**Vinay Razdan**
Chief Human Resources Officer

Group Heads as on 31st March, 2023. Portfolios as on date.

152

HDFC Bank Limited Integrated Annual Report 2022-23 153

10 Year Financial Highlights     Introduction to Our How We Our Responsible Statutory Reports and Overview HDFC Bank Performance Create Value Strategy Business Financial Statements Progressing on our journey 2013-14 2014-15 2015-16 2016-17 Interest income 41,135.53 48,469.91 60,221.45 69,305.96 Interest expense 22,652.90 26,074.23 32,629.93 36,166.74 Net interest income 18,482.63 22,395.68 27,591.52 33,139.22 Other income 7,919.64 8,996.34 10,751.72 12,296.49 Net revenues 26,402.28 31,392.02 38,343.24 45,435.71 Operating costs 12,042.20 13,987.55 16,979.69 19,703.32 Operating result 14,360.08 17,404.47 21,363.55 25,732.39 Provisions and contingencies 1,588.03 2,075.75 2,725.61 3,593.30 Loan loss provisions 1,632.58 1,723.58 2,133.63 3,145.30 Others (44.56) 352.17 591.98 448.00 Profit before tax 12,772.05 15,328.72 18,637.94 22,139.09 Provision for taxation 4,293.67 5,112.80 6,341.71 7,589.43 Profit after tax 8,478.38 10,215.92 12,296.23 14,549.66 Funds : Deposits 3,67,337.48 4,50,795.65 5,46,424.19 6,43,639.66 Subordinated debt 16,643.05 16,254.90 15,090.45 13,182.00 Stockholders’ equity 43,478.63 62,009.42 72,677.77 89,462.38 Working funds 4,91,599.50 5,95,695.13 7,40,796.07 8,63,840.19 Loans 3,03,000.27 3,65,495.04 4,64,593.96 5,54,568.20 Investments 1,00,111.88 1,56,833.82 1,95,836.29 2,14,463.34 Key Ratios : Earnings per share (C)1 17.74 21.08 24.42 28.59 Return on equity 20.88% 20.36% 17.97% 18.04% Tier 1 capital ratio 11.77% 13.66% 13.22% 12.79% Total capital ratio 16.07% 16.79% 15.53% 14.55% Dividend per share (C)1 3.43 4.00 4.75 5.50 Dividend payout ratio 22.68% 23.62% 23.51% 23.32% Book value per share as at March 31 (C)1 90.62 123.70 143.74 174.56 Market price per share as at March 31 (C)2 374.40 511.35 535.58 721.28 Price to earnings ratio 21.11 24.26 21.93 25.23 C1 Crore = C10 Million 1Figures for the years prior to 2019-2020 have been adjusted to reflect the effect of split of equity shares from nominal value of C2 each into two equity shares of nominal value of C1 each 2Source : NSE (prices for years prior to 2019-2020 have been divided by two to reflect the sub-division of shares) 3Basis RBI notifications dated April 17, 2020 and December 4, 2020 4Basis RBI notification dated April 22, 2021 5Proposed    C Crore 2017-18 2018-19 2019-20 2020-21 2021-22 2022-23 80,241.35 98,972.05 1,14,812.65 1,20,858.23 1,27,753.12 1,61,585.54 40,146.49 50,728.83 58,626.40 55,978.66 55,743.53 74,743.32 40,094.86 48,243.22 56,186.25 64,879.57 72,009.59 86,842.22 15,220.31 17,625.87 23,260.82 25,204.89 29,509.90 31,214.83 55,315.17 65,869.09 79,447.07 90,084.46 1,01,519.49 1,18,057.05 22,690.36 26,119.37 30,697.53 32,722.63 37,442.19 47,652.08 32,624.81 39,749.72 48,749.54 57,361.83 64,077.30 70,404.97 5,927.49 7,550.08 12,142.39 15,702.85 15,061.83 11,919.66 4,910.43 6,394.11 9,083.32 11,450.19 10,119.38 11,783.25 1,017.06 1,155.97 3,059.07 4,252.66 4,942.45 136.41 26,697.32 32,199.64 36,607.15 41,658.98 49,015.47 58,485.31 9,210.57 11,121.50 10,349.84 10,542.46 12,054.12 14,376.60 17,486.75 21,078.14 26,257.31 31,116.52 36,961.35 44,108.71 7,88,770.64 9,23,140.93 11,47,502.29 13,35,060.22 15,59,217.44 18,83,394.65 21,107.00 18,232.00 18,232.00 17,127.00 21,795.25 33,956.00 1,06,295.03 1,49,206.32 1,70,986.03 2,03,720.83 2,40,092.94 2,80,199.01 10,63,934.32 12,44,540.69 15,30,511.26 17,46,870.52 20,68,535.05 24,66,081.47 6,58,333.09 8,19,401.22 9,93,702.88 11,32,836.63 13,68,820.93 16,00,585.90 2,42,200.24 2,93,116.07 3,91,826.66 4,43,728.29 4,55,535.69 5,17,001.43 33.88 39.33 48.01 56.58 66.80 79.25 18.22% 16.30% 16.76% 16.60% 16.90% 17.39% 13.25% 15.78% 17.23% 17.56% 17.87% 17.13% 14.82% 17.11% 18.52% 18.79% 18.90% 19.26% 6.50 7.50 Nil3 6.504 15.50 19.005 23.26% 23.36% NA3 11.54%4 23.28% 24.07%5 204.80 273.94 311.83 369.54 432.95 502.17 964.50 1,159.45 861.90 1,493.65 1,470.35 1,609.55 28.47 29.48 17.95 26.40 22.01 20.31 HDFC Bank Limited Integrated Annual Report 2022-23 155

Awards

# Acknowledged for excellence

### Asiamoney Best Bank Awards 2022

Best Domestic Corporate Bank

Best Bank for SMEs

Best Bank for Diversity & Inclusion

### Euromoney Awards for Excellence 2022

Best Bank in India

### Fortune India – Grant Thornton Bharat's study of India's Best Banks 2022

Best Large Bank

### FinanceAsia's Best Companies in Asia Poll 2022

Most Committed to High Governance Best Standards

### CII DX 2022 Digital Transformation Award

For 'Changing Customer Experience in Rural Banking' in the category of Most Innovative Practice in Customer Experience through Digital Transformation

### Business Standard Banker of the Year 2022

MD & CEO Mr. Sashidhar Jagdishan

### BT-KPMG Best Banks Awards

Best Large Indian Bank

### Global Fintech Fest

Xpress Car Loan adjudged 'Best in Class Lending Solution'

### Euromoney's Market Leaders rankings

India – SME Banking

India – Diversity & Inclusion

156

Overview Introduction to HDFC Bank Our Performance How We Create Value Our Strategy Responsible Business Statutory Reports and Financial Statements Assurance Statement Price Waterhouse LLP Chartered Accountants Independent practitioner’s limited assurance report on Identified Sustainability Indicators in HDFC Bank Limited’s Integrated Annual Report and Business Responsibility and Sustainability Report To the Board of Directors of HDFC Bank limited We have undertaken to perform a limited assurance engagement for HDFC Bank limited (the ‘Bank’) vide our Engagement Letter in respect of the agreed parameters listed below (the “Identified Sustainability Indicators”). These parameters are as included in the “GRI index” on pages 162 to 167 in the Integrated Annual Report (the Integrated Annual Report) and the Business Responsibility and Sustainability Report (BRSR) of the Bank for the year ended March 31, 2023. The reporting boundary for BRSR is as disclosed in Question 13 of Section A of the BRSR, with exceptions if any, been disclosed as a note under the respective questions under BRSR. Identified Sustainability Indicators The Identified Sustainability Indicators for the year ended March 31, 2023 are summarized in Appendix 1 to this report. Our limited assurance engagement was with respect to the year ended March 31, 2023 information only and we have not performed any procedures with respect to earlier periods or any other elements included in the Integrated Annual Report and BRSR and, therefore, do not express any conclusion thereon. Criteria The criteria used by the Bank are: Criteria 1: Global Reporting Initiatives Standards (“GRI Standards”) 2021 as set out under Appendix 1 to this report, to prepare Identified Sustainability Indicators for inclusion in the Integrated Annual Report. Criteria 2: Guidance note for BRSR format, as set out under Appendix 1 to this report, to prepare Identified Sustainability Indicators for inclusion in the BRSR. Management’s Responsibility The Bank’s Management is responsible for identification of key aspects of the Integrated Annual Report, engagement with stakeholders, content, and presentation of the Integrated Annual Report and BRSR in accordance with the Criteria mentioned above. This responsibility includes the design, implementation, and maintenance of internal control relevant to the preparation of the Integrated Annual Report & BRSR, and the measurement of Identified Sustainability Indicators, which are free from material misstatement, whether due to fraud or error. Price Waterhouse LLP, Nesco IT Building III, 8th Floor, Nesco IT Park, Nesco Complex, Gate No. 3 Western Express Highway, Goregaon East, Mumbai - 400 063 T: +91 (22) 61198000, F: +91 (22) 61198799 Registered office and Head office: Plot No. 56 & 57, Block DN, Sector-V, Salt Lake, Kolkata-700 091 Price Waterhouse (a Partnership Firm) converted into Price Waterhouse LLP (a Limited Liability Partnership with LLP identity no: LLPIN AAS-3673) with effect from April 22, 2020. Post its conversion to Price Waterhouse LLP, its ICAI registration number is (FRN 301112E/E300264) (ICAL registration number before conversion was 3011125) HDFC Bank Limited Integrated Annual Report 2022-23 157

Assurance Statement Inherent limitations The absence of a significant body of established practice on which to draw to evaluate and measure non-financial indicators allows for different, but acceptable, measures and measurement techniques and can affect comparability between entities. In addition, Greenhouse gas (“GHG”) quantification is subject to inherent uncertainty because of incomplete scientific knowledge used to determine emissions factors and the values needed to combine emissions of different gases. Our Independence and Quality Management We have complied with the independence and other ethical requirements of the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA Code), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior. Our firm applies International Standard on Quality Management 1 “Quality Management for Firms that Perform Audits or Reviews of Financial Statements, or other Assurance or Related Service Engagements” and accordingly maintains a comprehensive system of quality management including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. Our Responsibility Our responsibility is to express a limited assurance conclusion on the Identified Sustainability Indicators based on the procedures we have performed and evidence we have obtained. We conducted our limited assurance engagement in accordance with International Standard on Assurance Engagements 3000 (Revised) ‘Assurance Engagements other than Audits or Reviews of Historical Financial Information’ and International Standard on Assurance Engagements 3410 ‘Assurance Engagements on Greenhouse Gas Statements’, issued by the International Auditing and Assurance Standards Board. These standards require that we plan and perform this engagement to obtain limited assurance about whether the Identified Sustainability Indicators are free from material misstatement. A limited assurance engagement involves assessing the suitability in the circumstances of the Bank’s use of the Criteria as the basis for the preparation of the Identified Sustainability Indicators, assessing the risks of material misstatement of the Identified Sustainability Indicators whether due to fraud or error, responding to the assessed risks as necessary in the circumstances, and evaluating the overall presentation of the Identified Sustainability Indicators. A limited assurance engagement is substantially less in scope than a reasonable assurance engagement in relation to both the risk assessment procedures, including an understanding of internal control, and the procedures performed in response to the assessed risks. The procedures we performed were based on our professional judgement and included inquiries, observation of processes performed, inspection of documents, evaluating the appropriateness of quantification methods and reporting policies, and agreeing or reconciling with underlying records. Given the circumstances of the engagement, in performing the procedures listed below, we: · Obtained an understanding of the identified sustainability indicators and related disclosures. · Obtained an understanding of the assessment criteria and their suitability for the evaluation and measurement of the identified sustainability indicators. · Made enquiries of Bank’s Management, including those responsible for Sustainability, Environment Social Governance (ESG), Corporate Social Responsibility (CSR), etc. and those with responsibility for managing the Bank’s Integrated Annual Report and BRSR. · Obtained an understanding and performed an evaluation of the design of the key systems, processes and controls for managing, recording and reporting on the Identified Sustainability Indicators including at the branches, offices and other locations covered. 158

Overview Introduction to HDFC Bank Our Performance How We Create Value Our Strategy Responsible Business Statutory Reports and Financial Statements • Based on above understanding and the risks that the identified sustainability indicators may be materially misstated, determined the nature, timing and extent of further procedures. • Checked the consolidation for various branches, offices and other locations under the reporting boundary (as mentioned in the Integrated Annual Report and BRSR) for ensuring the completeness of data being reported. • Performed limited substantive testing on a sample basis of the Identified Sustainability Indicators at sample branches, offices and other locations covered, to verify that data had been appropriately measured with underlying documents recorded, collated and reported. This included assessing records and performing testing including recalculation of sample data. • For turnover based intensity indicators, we have relied on the total income from the published audited financial statements. • Assessed the level of adherence to GRI Standards 2021 by the Bank in preparing the Identified Sustainability Indicators in the Integrated Annual Report and to the ‘Guidance note for BRSR format’ issued by the Securities and Exchange Board of India (SEBI) by the Bank in preparing the Identified Sustainability Indicators in the BRSR. • Assessed the Integrated Annual Report and BRSR for detecting, on a test basis, any major anomalies between the information reported in the Integrated Annual Report and BRSR on performance with respect to Identified Sustainability Indicators and relevant source data/information. • Obtained representations from Bank’s Management. The procedures performed in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had we performed a reasonable assurance engagement. Accordingly, we do not express a reasonable assurance opinion about whether the Identified Sustainability Indicators have been prepared, in all material respects, in accordance with the Criteria. Exclusions Our limited assurance scope excludes the following and therefore we do not express a conclusion on the same: • Testing the operating effectiveness of management systems and controls. • Performing any procedures over other information/operations of the Bank/aspects of the report and data (qualitative or quantitative) included in the Integrated Annual Report and BRSR not agreed under our engagement letter/ Scope of Assurance. • The statements that describe expression of opinion, belief, aspiration, expectation, aim or future intentions provided by the Bank and testing or assessing any forward-looking assertions and data. • Testing of any financial numbers. Limited Assurance Conclusion Based on the procedures we have performed and the evidence we have obtained, nothing has come to our attention that causes us to believe that: (a) HDFC Bank Limited’s Identified Sustainability Indicators included in the Integrated Annual Report for the year ended March 31, 2023 are not prepared, in all material respects, in accordance with the respective criteria. (b) HDFC Bank Limited’s Identified Sustainability Indicators included in the Business Responsibility and Sustainability Report (BRSR) for the year ended March 31, 2023 are not prepared, in all material respects, in accordance with the respective criteria. HDFC Bank Limited Integrated Annual Report 2022-23 159

Assurance Statement Restriction on Use Our limited assurance report including the conclusion has been prepared and addressed to the Board of Directors of the HDFC Bank limited at the request of the Bank solely to assist the Bank in reporting on the Bank’s Sustainability performance and activities. Accordingly, we accept no liability to anyone, other than the Bank. Our deliverables should not be used for any other purpose or by any person other than the addressees of our deliverables. The Firm neither accepts nor assumes any duty of care or liability for any other purpose or to any other party to whom our Deliverables are shown or into whose hands it may come without our prior consent in writing. For Price Waterhouse LLP Chartered Accountants Firm Registration No: 301112E/E300264 Place: Gurgaon Date: July 17, 2023 Heman Sabharwal Partner Membership Number: 093263 UDIN: 23093263BGWPNM1662 160

Introduction to Our How We Our Statutory Reports and Overview HDFC Bank Performance Create Value Strategy Financial Statements HDFC Bank Limited Integrated Annual Report 2022-23 161

GRI Index Page Number(s) and/ GRI Standard Disclosure Description or URL(s)/ Section GRI 2: General Disclosures 2-1 Organizational details 10, 236 2-2 Entities included in the organization’s sustainability 4, 236 reporting 2-3 Reporting period, frequency, and contact point 4 2-4 Restatements of information 4 2-5 External assurance 4 2-6 Activities, value chain, and other business 8-27 relationships 2-7 Employees 107 2-8 Workers who are not employees 104-117 2-9 Governance structure and composition 144-149 2-10 Nomination and selection of the highest governance 144-149, 377-406 body 2-11 Chair of the highest governance body 144-149 2-12 Role of the highest governance body in overseeing 144-149 the management of impacts 2-13 Delegation of responsibility for managing impacts 144-149, 386-391 2-14 Role of the highest governance body in sustainability 4, 144-149, 390 reporting 2-15 Conflicts of interest 58, 283, 417 2-16 Communication of critical concerns 97, 386-391 2-17 Collective knowledge of the highest governance body 397 2-18 Evaluation of the performance of the highest 201-202 governance body 2-19 Remuneration policies 196-197 2-20 Process to determine remuneration 279-285 2-21 Annual total compensation ratio 210 2-22 Statement on sustainable development strategy 68-73 2-23 Policy commitments 74-89, 144-149 162

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

| GRI Standard | Disclosure | Description | Page Number(s) and/ or URL(s)/ Section |
|---|---|---|---|
| | 2-24 | Embedding policy commitments | 30, 70, 74, 87, 149, 414 |
| | 2-25 | Processes to remediate negative impacts | 30, 90-95, 421, 427, 442, 446, |
| | 2-26 | Mechanisms for seeking advice and raising concerns | 144-149 |
| | 2-27 | Compliance with laws and regulations | 74, 118-137 |
| | 2-28 | Membership associations | 434 |
| | 2-29 | Approach to stakeholder engagement | 30-33 |
| | 2-30 | Collective bargaining agreement | 113 |
| **Material Topics** | | | |
| **GRI 3: Material Topics 2021** | 3-1 | Process to determine material topics | 34-37 |
| | 3-2 | List of material topics | 34-37 |
| | 3-3 | Management of material topics | 34-37 |
| **GRI 200: Economic** | | | |
| **GRI 3: Material Topics 2021** | 3-3 | Management of material topics | 20-21, 168-175 |
| **Economic Performance** | 201-1 | Direct economic value generated and distributed | 20-29, 154-155, 168-175 |
| | 201-2 | Financial implications and other risks and opportunities due to climate change | 86-89 |
| | 201-3 | Defined benefit plan obligations and other retirement plans | 420 |
| **GRI 3: Material Topics 2021** | 3-3 | Management of material topics | 104-117 |
| **Market Presence** | 202-1 | Ratios of standard entry-level wage by gender compared to local minimum wage | 426 |
| | 202-2 | Proportion of senior management hired from the local community | 104-117 |

HDFC Bank Limited Integrated Annual Report 2022-23 163

GRI Index    Page Number(s) and/ GRI Standard Disclosure Description or URL(s)/ Section GRI 3: Material Topics 2021 3-3 Management of material topics 118-137 Indirect Economic Impacts 203-1 Infrastructure investments and services supported 118-137 203-2 Significant indirect economic impacts 118-137 GRI 3: Material Topics 2021 3-3 Management of material topics 104-117 Procurement Practices 204-1 Proportion of spending on local suppliers 104-117 GRI 3: Material Topics 2021 3-3 Management of material topics 144-149 Anti-corruption 205-1 Operations assessed for risks related to corruption 144-149, 416-417 205-2 Communication and training about anti-corruption 144-149, 416-417 policies and procedures 205-3 Confirmed incidents of corruption and actions taken 144-149, 416-417 GRI 3: Material Topics 2021 3-3 Management of material topics 144-149 Anti-competitive Behavior 206-1 Legal actions for anti-competitive behavior, anti-trust, 144-149 and monopoly practices GRI 3: Material Topics 2021 3-3 Management of material topics 75-78 Energy 302-1 Energy consumption within the organization 75-76 302-2 Energy consumption outside of the organization 75-78 302-3 Energy intensity 75 302-4 Reduction of energy consumption 75-78 302-5 Reductions in energy requirements of products and 75-78 services GRI 3: Material Topics 2021 3-3 Management of material topics 78-81 Emissions 305-1 Direct (Scope 1) GHG emissions 78-79, 81 305-2 Energy indirect (Scope 2) GHG emissions 78-79, 81 305-3 Other indirect (Scope 3) GHG emissions 80-81 305-4 GHG emissions intensity 81 305-5 Reduction of GHG emissions 78-83    164

Introduction to Our How We Our Statutory Reports and Overview HDFC Bank Performance Create Value Strategy Financial Statements Page Number(s) and/ GRI Standard Disclosure Description or URL(s)/ Section GRI 3: Material Topics 2021 3-3 Management of material topics 84-85 Waste 306-3 Waste generated 84-85 306-4 Waste diverted from disposal 84-85 306-5 Waste directed to disposal 84-85 GRI 3: Material Topics 2021 3-3 Management of material topics 32 Supplier Environmental 308-1 New suppliers that were screened using 32, 429 Assessment environmental criteria 308-2 Negative environmental impacts in the supply chain 32, 429 and actions taken GRI 3: Material Topics 2021 3-3 Management of material topics 104-117 Employment 401-1 New employee hires and employee turnover 112-113 401-2 Benefits provided to full-time employees that are not 419 provided to temporary or part-time employees 401-3 Parental leave 107, 420 GRI 3: Material Topics 2021 3-3 Management of material topics 104-117 Labor/Management Relations 402-1 Minimum notice periods regarding operational 113 changes GRI 3: Material Topics 2021 3-3 Management of material topics 104-117 Occupational Health and 403-3 Occupational health services 104-117 Safety 403-4 Worker participation, consultation, and 104-117 communication on occupational health and safety 403-6 Promotion of worker health 104-117 403-7 Prevention and mitigation of occupational health 104-117 and safety impacts directly linked by business relationships 403-10 Work-related ill health 104-117    HDFC Bank Limited Integrated Annual Report 2022-23 165

GRI Index Page Number(s) and/ GRI Standard Disclosure Description or URL(s)/ Section GRI 3: Material Topics 2021 3-3 Management of material topics 104-117 Training and Education 404-1 Average hours of training per year per employee 110 404-2 Programs for upgrading employee skills and transition 109-111 assistance programs 404-3 Percentage of employees receiving regular 109-111 performance and career development reviews GRI 3: Material Topics 2021 3-3 Management of material topics 104-117 Diversity and Equal 405-1 Diversity of governance bodies and employees 107, 145 Opportunity 405-2 Ratio of basic salary and remuneration of women to 109 men GRI 3: Material Topics 2021 3-3 Management of material topics 427 Non-discrimination 406-1 Incidents of discrimination and corrective actions 427 taken GRI 3: Material Topics 2021 3-3 Management of material topics 104-117 Security Practices 410-1 Security personnel trained in human rights policies or 113 procedures GRI 3: Material Topics 2021 3-3 Management of material topics 104-117 Human Rights Assessment 412-1 Operations that have been subject to human rights 426-428 reviews or impact assessments 412-2 Employee training on human rights policies or 426-428 procedures 412-3 Significant investment agreements and contracts 426-428 that include human rights clauses or that underwent human rights screening 166

Introduction to Our How We Our Statutory Reports and Overview HDFC Bank Performance Create Value Strategy Financial Statements Page Number(s) and/ GRI Standard Disclosure Description or URL(s)/ Section GRI 3: Material Topics 2021 3-3 Management of material topics 118-137 Local Communities 413-1 Operations with local community engagement, impact 118 assessments, and development programs GRI 3: Material Topics 2021 3-3 Management of material topics 104-117 Supplier Social Assessment 414-1 New suppliers that were screened using social criteria 104-117 414-2 Negative social impacts in the supply chain and 104-117 actions taken GRI 3: Material Topics 2021 3-3 Management of material topics 144-149 Marketing and Labeling 417-1 Requirements for product and service information and 144-149, 442 labeling 417-2 Incidents of non-compliance concerning product and 144-149, 442 service information and labeling 417-3 Incidents of non-compliance concerning marketing 144-149, 442 communications GRI 3: Material Topics 2021 3-3 Management of material topics 144-149 Customer Privacy 418-1 Substantiated complaints concerning breaches of 442 - 444 customer privacy and losses of customer data HDFC Bank Limited Integrated Annual Report 2022-23 167

Directors' Report

**Dear Stakeholders,**

Your Directors take great pleasure in presenting the 29th Annual Report on the business and financial operations of your Bank, together with the audited accounts for the year ended March 31, 2023.

The year gone by has been the first normal/near normal one in the last three years as the world largely shook off the effects of the pandemic and spread cheer.

On the economic front, India's GDP grew by 7.2 per cent in Financial Year 2022-23 compared to 9.1 per cent in the preceding year as per the Central Statistical Organisation. The higher growth last year in Financial Year 2021-2022 was largely due to the negative impact of the pandemic in Financial Year 2020-21.

Growth was supported by pent up consumption demand and easing of supply – side constraints as the economy recovered from pandemic induced disruptions. Increased Government spending improved investment momentum and in turn supported the recovery of private sector capital expenditure

Overall systemic liquidity remained in surplus for much of the last financial year. However, RBI started raising rates from May 2022 onwards, cumulatively increasing by 250 basis points. Global headwinds resulted in slowing export momentum in the second half of financial year 2022-23 and 2023-24 GDP growth forecast being revised by 200 basis points. Although, Indian banks remain relatively immune to the effects of US regional banking turmoil, ripple effects of the global turmoil are likely to be felt on domestic markets due to high inflation, geopolitical tensions and persistent but continuing localised disruptions of the COVID-19 pandemic.

In the long run however, we see resilience in the domestic market against future headwinds as India remains one of the fastest growing economies globally. External stability indicators continue to remain healthy. Internal consumption demand is being supported by the rationalisation of income tax slabs as well as 37.4 per cent increase in capital expenditure to ₹ 10 lakh crore in the Union Budget for 2023-24.

**For more details, please refer to the Macroeconomic and Industry section on page no. 173.**

Your Bank continued to grow in this environment by conducting its business responsibly and reinforcing its commitment to the environment and community at large.

## Financial Parameters

The Bank's key financial parameters showed an improvement, primarily attributable to its robust credit evaluation of targeted customers and a well-diversified loan book across customer segments, sectors and products. The Bank's performance is also an outcome of its disciplined approach to managing risk and returns.

## Based on Standalone Financial Statements

The income statement reflected a growth in revenue comprising net interest income and non-interest income. While the former grew by 20.6 per cent, the latter grew by 5.8 per cent year-on-year. On an overall basis, total net revenue for the year ended March 31, 2023, reached ₹ 1,18,057 crore, reflecting increase by 16.3 per cent over prior year.


Net Revenue Distribution
₹ crore
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
72,010
86,842
29,510
31,215
Net Interest Income
Non-Interest Income
FY 2021-22
FY 2022-23

Net Profit increased by 19.30 per cent to ₹ 44,108.70 crore from ₹ 36,961.30 crore. Return on Average Net Worth was 17.39 per cent while Basic Earnings Per Share was ₹ 79.25 up from ₹ 66.80.


Net Profit - Comparative YoY
46,000
44,000
42,000
40,000
38,000
36,000
34,000
32,000
36,961
44,109
FY 2021-22
FY 2022-23

168

Introduction to Our How We Our Responsible Overview HDFC Bank Performance Create Value Strategy Business Total Advances grew by 16.93 per cent and Total Deposits grew by 20.80 per cent year-on-year. Net Interest Margin (NIM) remained stable at 4.10 per cent. crore ` Gross Non-Performing Assets (NPAs) at 1.12 per cent as against 1.17 per cent among the lowest in the industry. GNPA    1.12 per cent    AMONG THE LOWEST IN THE INDUSTRY In a Snapshot HDFC Bank Limited Integrated Annual Report 2022-23 169

Directors’ Report Update on the Merger with HDFC Limited On April 4, 2022, HDFC Bank and HDFC Limited announced an intention to merge. We are happy to state that this has come into effect from July 01, 2023. Details are shared in the relevant sections of the Annual Report. Parivartan Parivartan is HDFC Bank’s CSR initiative that aims at mainstreaming economically and socially disadvantaged groups by ushering growth, development and empowerment. Committed to developing sustainable ecosystems, it identifies and supports programmes that develop and advance communities    It focuses on five areas: Rural Development, Education, Skill Development and Livelihood Enhancement, Healthcare and Hygiene, and Financial Literacy and Inclusion. In addition, it has been at the forefront of responding to natural crises – successfully restoring infrastructure and rehabilitating communities. Since the onset of the pandemic, the Bank has been consistently working towards containing its impact on vulnerable communities through various initiatives.    Till date, through various interventions the Bank has benefitted over 9.93 crore people. Your Directors are also pleased to report that the Bank met its CSR obligation for the financial year 2022-23. For further details on Parivartan please refer to page no 118. Summary Going forward we expect global headwinds to weigh on domestic economic outlook. The International Monetary Fund (IMF) in its latest projections has pared India’s growth forecast for 2023-24 to 5.9 per cent from 6.1 per cent earlier citing upward revision in base and tightening monetary conditions. However, India remains one of the fastest growing economies in the world. Despite the presence of inflationary pressures and geopolitical uncertainties, the country has the capacity to absorb these challenges. The market continues to be underpentrated providing growth avenues for banking services in the country. Your Bank is well-positioned to capitalize on these opportunities, leveraging the strength of its franchise. With its Future Ready Strategy consisting of 10 strategic pillars supported by key enablers, the Bank is prepared for the future and aims to catalyze, create, and capture the next wave of growth. For more details, please refer to page 38. Your Bank is committed to furthering rural prosperity through both its business and social initiatives. The future of your Bank, of course, will be driven by the efforts of the ever growing family of 1.73 lakh employees across India. We are committed to hiring and retaining the best talent and being among the industry’s leading employers. For this, we focus on promoting a collaborative, transparent and participative organization culture, and rewarding merit and sustained high performance.    Mission and Strategic Focus Your Bank’s mission is to be a ‘World-Class Indian Bank’. Its business philosophy is based on five core values: Customer Focus, Operational Excellence, Product Leadership, People and Sustainability. Sustainability should be viewed in unison with Environmental, Social and Governance performance. As a part of this, your Bank, through its umbrella CSR brand Parivartan, seeks to bring about change in the lives of communities mainly in rural India. During the year under review, the Bank did not lose its human touch but continued building sound customer franchises across distinct businesses to achieve healthy growth in profitability consistent with your Bank’s risk appetite. In line with the above objective, the Bank aims to take digitalisation to the next level to: •                Deliver superior experience and greater convenience to customers •                Increase market share in India’s growing banking and financial services industry •                Expand geographical reach •                Cross-sell the broad financial product portfolio •                Sustain strong asset quality through disciplined credit risk management •                Maintain low cost of funds Your Bank remains committed to the highest levels of ethical standards, professional integrity, corporate governance, and regulatory compliance, which is articulated in its Code of Conduct. Every employee affirms to abide by the Code annually. 170

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

## Summary of Financial Performance

(₹ crore)

| Particulars | For the year ended / As on March 31, 2023 | For the year ended / As on March 31, 2022 |
|---|---|---|
| Deposits and Borrowings | 2,090,160.2 | 1,744,034.6 |
| Advances | 1,600,585.9 | 1,368,820.9 |
| Total Income | 192,800.4 | 157,263.0 |
| Profit Before Depreciation and Tax | 60,727.8 | 50,615.3 |
| Profit After Tax | 44,108.7 | 36,961.3 |
| Profit Brought Forward | 93,185.7 | 73,652.8 |
| Total Profit Available for Appropriation | 137,294.4 | 110,614.1 |
| **Appropriations** | | |
| Transfer to Statutory Reserve | 11,027.2 | 9,240.3 |
| Transfer to General Reserve | 4,410.9 | 3,696.1 |
| Transfer to Capital Reserve | 4.6 | 666.5 |
| Transfer to / (from) Investment Reserve | (294.8) | 233.1 |
| Transfer to / (from) Investment Fluctuation Reserve | 82.0 | -- |
| Transfer to Special Reserve | 500.0 | -- |
| Dividend pertaining to previous year paid during the year | 8,604.5 | 3,592.4 |
| Balance carried over to Balance Sheet | 112,960.0 | 93,185.7 |

## Dividend

The Board of Directors of the Bank, at its meeting held on April 15, 2023, has recommended a dividend of ₹ 19.0 (Nineteen Rupees only) per equity share of ₹ 1/- (Rupee One only) each, for the financial year ended March 31, 2023. This translates to a Dividend Payout Ratio of 24.07 per cent of the profits for the financial year ended March 31, 2023.

In general, your Bank's dividend policy, among other things, balances the objectives of rewarding shareholders and retaining capital to fund future growth. It has a consistent track record of dividend distribution, with the Dividend Payout Ratio ranging between 20 per cent and 25 per cent, which the Board endeavours to maintain. The dividend policy of your Bank is available on the Bank's website.

https://www.hdfcbank.com/content/bbp/repositories/723fb80a-2dde-42a3-9793-7ae1be57c87f/?path=/Footer/About%20Us/Corporate%20Governance/Codes%20and%20Policie/pdf/Dividend-Distribution-Policy.pdf

HDFC Bank Limited Integrated Annual Report 2022-23 171

Directors' Report

## Ratings

| Instrument | Rating | Rating Agency | Comments |
|---|---|---|---|
| Fixed Deposit Programme | CARE AAA (FD) | CARE Ratings | Instruments with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such instruments carry the lowest credit risk. |
| | IND AAA | India Ratings | Instruments with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such instruments carry the lowest credit risk. |
| Certificate of Deposits Programme | CARE A1+ | CARE Ratings | Instruments with this rating are considered to have very strong degree of safety regarding timely payment of financial obligations. Such instruments carry the lowest credit risk. |
| | IND A1+ | India Ratings | Instruments with this rating are considered to have very strong degree of safety regarding timely payment of financial obligations. Such instruments carry the lowest credit risk. |
| Infrastructure Bonds | CARE AAA | CARE Ratings | Instruments with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such instruments carry the lowest credit risk. |
| | CRISIL AAA | CRISIL | Instruments with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such instruments carry the lowest credit risk. |
| | IND AAA | India Ratings | Instruments with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry lowest credit risk. |
| | ICRA AAA | ICRA | Instruments with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry lowest credit risk. |
| Additional Tier I Bonds (Under Basel III) | CARE AA+ | CARE Ratings | Instruments with this rating are considered to have high degree of safety regarding timely servicing of financial obligations. Such instruments carry very low credit risk. |
| | CRISIL AA+ | CRISIL | Instruments with this rating are considered to have high degree of safety regarding timely servicing of financial obligations. Such instruments carry very low credit risk. |
| | IND AA+ | India Ratings | Instruments with this rating are considered to have high degree of safety regarding timely servicing of financial obligations. Such instruments carry very low credit risk. |
| Tier II Bonds (Under Basel III) | CARE AAA | CARE Ratings | Instruments with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such instruments carry the lowest credit risk. |
| | CRISIL AAA | CRISIL | Instruments with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such instruments carry the lowest credit risk. |
| | IND AAA | India Ratings | Instruments with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry lowest credit risk. |
| | ICRA AAA | ICRA | Instruments with this rating are considered to have the highest degree of safety regarding timely servicing of financial obligations. Such securities carry lowest credit risk. |

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Introduction to Our How We Our Responsible Overview HDFC Bank Performance Create Value Strategy Business Issuance of Equity Shares and Employee Stock Option Scheme (ESOP) As on March 31, 2023, the issued, subscribed and paid-up capital of your Bank stood at ` 5,579,742,786/- comprising 5,579,742,786 equity shares of ` 1/- each. Further, 34,201,810 equity shares of face value of ` 1/- each were issued by your Bank pursuant to the exercise of Employee Stock Options (ESOPs). (For information pertaining to ESOPs, please refer Annexure 1 of the Directors’ Report). Capital Adequacy Ratio (CAR) As on March 31, 2023, your Bank’s total CAR, calculated as per Basel III Regulations, stood at 19.3 per cent, well above the regulatory minimum requirement of 11.7 per cent, including a Capital Conservation Buffer of 2.5 per cent and an additional requirement of 0.2 per cent on account of the Bank being identified as a Domestic Systemically Important Bank. Tier I Capital was at 17.1 per cent as of March 31, 2023 TOTAL CAR 19.3 per cent WELL ABOVE REGULATORY MINIMUM REQUIREMENT OF 11.70 PER CENT Management Discussion and Analysis Macroeconomic and Industry Developments India’s GDP registered a growth of 7.2 per cent in Financial Year 2022-23 as per latest estimates by the Central Statistical Organisation. This is a moderation from 9.1 per cent growth in Financial Year 2021-22, largely due to the base effect for Financial Year 2021-22 owing to the negative economic impact of pandemic in Financial Year 2020-21. Growth was supported by pent up consumption demand and easing of supply – side constraints as the economy looked to shake off pandemic induced disruptions. Private consumption continued to improve, registering a healthy growth of 7.5 per cent on strong discretionary spending. Urban demand showed resilience while rural demand began to show early signs of recovery. Investment momentum remained strong as private capex recovery began supported by rising Government capital expenditure. Exports expanded at a healthy rate of 13.6 per cent in Financial Year 2022-23 crossing the $400 billion mark for the second year in a row. However, exports seemed to have lost some momentum towards the latter half of 2022-23 as global growth headwinds rose.    On the supply side, services growth strengthened further with improvement in contact-based services, led by trade, transport and hospitality. Construction too experienced healthy growth as it continued the strong momentum from the previous year. Financial services and agriculture remained steady while manufacturing growth remained low, growing by 1.3 per cent in 2022-23. However, capacity utilisation in manufacturing has improved, signalling that built up inventories have cleared, and we might see an improvement in manufacturing activity going forward. Strong and continued support by the Government including extension of the credit guarantee scheme and Garib Kalyan Anna Yojana (Free food programme, till December 2022) and the rural job guarantee programme helped in sustaining the recovery. The near universal administering of COVID-19 vaccine (over 220 crore doses with more than 102 crore individuals administered at least one dose) has provided cover from the continuous threat of new virus variants. Overall systemic liquidity remained in surplus for much of 2022- 23. However, RBI started raising rates from May 2022 onwards, cumulatively increasing the rates by 250 basis points through the year. This was necessitated mostly due to external factors. Geopolitical tensions and sanctions, elevated prices of crude oil and other commodities and lingering COVID-19 related supply chain bottlenecks exacerbated global uncertainties. However, supply disruptions have now normalised, and domestic inflationary pressures are showing signs of moderation as well. Going forward we expect global headwinds to weigh on domestic economic outlook. The International Monetary Fund (IMF) in its latest projections has pared India’s growth forecast for 2023-24 to 5.9 per cent from 6.1 per cent earlier citing upward revision in base and tightening monetary conditions. However, India remains one of the fastest growing economies in the world. Global economic activity continues to experience a slowdown due to a combination of factors. These include high inflation, geopolitical tensions in Europe and elsewhere, and persistent but localised disruptions due to COVID-19 pandemic. Further, the US regional banking turmoil has led to volatility in the financial markets, accentuating downside risks to global economic prospects. This was cited as a major reason for downward revision of global growth forecasts by the IMF in its economic outlook. Though India and Indian banks remain relatively insulated from the banking turmoil, materialisation of adverse outcomes in the global markets is likely to have ripple effects on domestic markets as well. Moreover, India is relatively better positioned to respond to any adverse global shocks with external stability related indicators (Short-term debt, Forex reserves, FDI flows) remaining healthy. HDFC Bank Limited Integrated Annual Report 2022-23 173

Directors’ Report On the positive side, there are supports for domestic growth as well. The Union Budget 2023-24 increased Government’s allocation on capital expenditure by 37.4 per cent to over 10 lakh crore. Further, the rationalisation of income tax slabs announced in the Budget is likely to aid consumption demand by putting more money in the hands of people in the lower income brackets. Manufacturing and private capital expenditure may see improvement as inflation moderates supported by the pause in RBI’s rate hike cycle. Finally, the normal monsoon forecast by IMD augurs well for the agriculture sector. However, risk of El-Nino negatively affecting temporal and spatial rainfall distribution remains. On balance, we expect India’s GDP growth at 6.0 per cent in 2023-24. Headline inflation has moderated from its peak of 7.8 per cent year-on-year in April 2022, with a cool off in commodity prices and food inflation as well as an improvement in supply chains. Headline inflation stood at 4.8 per cent year-on-year in June 2023. However, there are several risks on horizon. Uneven nature of monsoons, El-Nino risk and weak progress in Kharif sowing are some of major risks to inflation outlook. In 2023-2024, we estimate headline inflation to average at 5.1 per cent year-on-year. We expect the RBI to keep the policy rate unchanged at 6.5 per cent throughout 2023-2024 and see possibility of rate cuts only in early 2024-2025. Overall, the Indian economy remained a bright spot even as geopolitical tensions, banking and financial sector volatility, historic inflationary highs and COVID-19 related disturbances affected much of the large economies. The global headwinds could cloud the economic outlook, but India’s domestic resilience as reflected over 2022-23 is likely to withstand future headwinds. Financial Performance The financial performance of your Bank during the year ended March 31, 2023, remained healthy with Total Net Revenue (Net Interest Income plus Other Income) rising 16.3 per cent to ₹ 118,057.1 crore from ₹ 101,519.5 crore in the previous year. Revenue growth was driven by an increase in both Net Interest Income and Other Income. Net Interest Income grew by 20.6 per cent to ₹ 86,842.2 crore. Net Interest Margin (NIM) stood at 4.1 per cent. Gross Advances grew by 16.9 per cent and Deposits grew by 20.8 per cent. TOTAL NET REVENUE 16.3 per cent growth Other Income grew by 5.8 per cent to ₹ 31,214.8 crore. The largest component was Fees and Commissions at ₹ 23,844.1 crore. Within fees approximately 94 per cent pertains to Retail. The increase in fees is largely explained by increase in the Retail exposures. Loss on Revaluation and Sale of Investments was ` 1,131.2 crore. Foreign Exchange and Derivatives Revenue was ` 4,081.9 crore, and recoveries from written-off accounts were ` 3,382.4 crore. Operating (Non-Interest) Expenses rose to ` 47,652.1 crore from ` 37,442.2 crore. This is explained by setting up of 1,479 new branches and 1,597 ATMs / Cash Deposit and Withdrawal Machines (CDMs). This, along with higher spend on IT, resulted in higher infrastructure and staffing expenses. Staff expenses also went up due to employee additions and annual wage revisions. Further, Deposit Insurance and Credit Guarantee Corporation (DICGC) premium cost increased due to deposit growth and rate increase. The Cost to Income Ratio was 40.4 per cent as compared to 36.9 per cent during the previous year owing to higher staff and infrastructure expenses NEW BRANCHES 1,479 IN FY 2022-23 Total Provisions and Contingencies were ` 11,919.7 crore as compared to ` 15,061.8 crore in the preceding year. Your Bank’s provisioning policies remain more stringent than regulatory requirements.    The Coverage Ratio based on specific provisions alone excluding write-offs was 75.8 per cent and including general, floating and contingent provisions was 176.3 per cent. Your Bank made General Provisions of ` 422.7 crore during the year. Gross Non-Performing Assets (GNPAs) were at 1.12 per cent of Gross Advances, as against 1.17 per cent in the previous year. Net NPA ratio stood at 0.27 per cent as against 0.32 per cent in the previous year. GROSS NPA 1.12 per cent AS ON MARCH 31, 2023 Profit Before Tax grew by 19.3 per cent to ` 58,485.3 crore. After providing for Income Tax of ` 14,376.6 crore, Net Profit increased by 19.3 per cent to ` 44,108.7 crore from ` 36,961.3 crore. Return on Average Net Worth was 17.39 per cent while Basic Earnings Per Share was ` 79.25 up from ` 66.80. NET PROFIT 19.3 per cent increase IN FY 2022-23 174

Introduction to Our How We Our Responsible Overview HDFC Bank Performance Create Value Strategy Business As on March 31, 2023, your Bank’s Total Balance Sheet stood at ₹ 2,466,081 crore, an increase of 19.2 per cent over ₹ 2,068,535 crore on March 31, 2022. Total Deposits rose by 20.8 per cent to ₹ 1,883,395 crore from ₹ 1,559,217 crore. Savings Account Deposits grew by 9.9 per cent to ₹ 562,493 crore while Current Account Deposits rose by 14.3 per cent to ₹ 273,496 crore. Time Deposits stood at ₹ 1,047,406 crore, representing an increase of 29.6 percent. CASA Deposits accounted for 44.4 per cent of Total Deposits. Advances stood at ₹ 1,600,586 crore, representing an increase of 16.9 per cent. Domestic Loan Portfolio of ₹ 1,572,454 crore grew by 17.6 per cent over March 31, 2022. Business Review Your Bank’s operations are split into Domestic and International. A) Domestic Business comprises the following: Retail Banking Your Bank’s Retail Assets are built on three key principles: Industry First Digital Offering, Optimal Pricing for Risk, and Pristine Portfolio Quality. By adhering to these principles, your Bank has achieved an impressive 22 per cent year-on-year growth in Domestic Retail Advances. The Personal Loans segment has experienced strong growth, with the overall portfolio touching ₹ 171,676 crore by the end of the year. The Bank’s increased focus on the Government segment and top corporates has contributed to improved portfolio quality. The launch of Xpress car loans, offering seamless end-to-end digital disbursement, has driven a 17 per cent year-on-year growth in the Auto Loan portfolio. Your Bank has exhibited significant growth in gold loans, surpassing other gold financiers, thanks to an expanded branch network.    Home Loan portfolio has exhibited significant growth, surpassing industry growth rates and capturing a larger market share. Continued emphasis is placed on digitising processes and enhancing customer touchpoints to expand the Bank’s reach. Building on the success of initiatives like Personal Loan in 10 Seconds, Digital Loan Against Shares, and Digital Loan Against Mutual Funds, your Bank introduced in the year under review an industry-first, completely digital, contactless, and paperless car loan process. New customers can receive disbursement within 30 minutes, including the Video KYC process, while existing pre-approved customers can obtain loan disbursement in just 10 seconds. These loans are credited to the account of the dealer. The payments business continues to play a pivotal role in driving balance sheet growth and is one of the stated strategic growth pillars for the Bank.    With over 85 million cards issued (credit, debit and pre-paid) and a widely spread acceptance network across online and offline merchant ecosystem, the Bank continues to maintain a leadership position across multiple product offerings in the payments landscape.    In Financial Year 2022-23, HDFC Bank introduced many new products across the payments business.    Smart Hub Vyapar, an integrated holistic banking and business solution that caters to daily needs of merchants and helps drive business growth, was formally launched in October 2022. The platform has witnessed widespread adoption and has onboarded one million users across the country as of March 31, 2023. The Credit Cards business continued to enhance its product offerings and launched a slew of co-branded credit cards covering Retail and Wholesale business segments. Overall, the cards business (credit, debit and pre-paid) continued to see robust volume growth, with customer spends crossing ` 5 lakh crore in Financial Year 2022-23. Further, the Bank launched PayZapp 2.0, a comprehensive mobile payment commerce app in March 2023. The app already has more than one million registrations.    Lastly, in tune with the evolving payments landscape, the business continues to transform itself with significant investments across cloud computing, analytics, Artificial Intelligence and Machine Learning, open APIs and cyber security. The objective is to manage large scale and continuously grow volumes while processing transactions in a safe and secure manner. Virtual Relationship Banking is an integrated customer centric approach covering three pillars - Virtual Relationship, Virtual Sales and Virtual Care. This channel is a crucial component of its sales and customer engagement strategy. It involves the use of technology to reach out to customers, build relationships, and promote banking products and services. This is an effective way for the Bank to expand the managed customer base, generate leads, and drive revenue growth. Employees and customers are the capital for this business, and the Bank has invested heavily in training and development of its relationship managers. Training covers product knowledge, sales techniques, communication skills, compliance and regulatory requirements, and customer relationship management skills. A banking experience with digital ease and personalised conversations is at the core of our VRM strategy. Digital or contactless banking became a necessity during the pandemic. HDFC Bank Limited Integrated Annual Report 2022-23 175

Directors’ Report This programme gained further traction in the year under review. Under VRM, relationship managers reach out to customers through remote and digital platforms resulting in deeper and cost-effective engagement. As digital literacy and exposure increases exponentially, VRMs are gaining wider acceptance through deeper engagement and relationships backed by a strong product offering and are an important component of the Bank’s customer engagement strategy. With proper training, technology support, and compliance adherence, this channel is a highly effective tool for the Bank to drive revenue growth, expand its customer base, and provide excellent customer service. Meanwhile, your Bank also added 1,479 branches during the year, taking the total to 7,821. As of March 31, 2023, the Bank’s distribution network was at 7,821 branches and 19,727 ATMs / Cash Deposit and Withdrawal Machines (CDMs) across 3,811 cities/ towns as against 6,342 branches and 18,130 ATMs / CDMs across 3,188 cities / towns as of March 31, 2022. Fifty-two per cent of our branches are in semi-urban and rural areas. In addition, the Bank has 15,921 business correspondents, which are primarily manned by Common Service Centres (CSCs). The total number of customers your Bank catered to as on March 31, 2023 was over 8.28 crore, up from over 7.10 crore in the previous year. Retail Banking – Home Loan Business As you are aware, your Bank operates in the Home Loan Business in conjunction with HDFC Limited. As per this arrangement, your Bank sources HDFC home loans while HDFC Limited approves and disburses them. Your Bank receives sourcing fee for these loans and as per the arrangement, has the option to purchase loans for a value up to 70 per cent of the loans sourced by the Bank either through the issuance of mortgage-backed Pass-Through Certificates (PTCs) or a direct assignment of loans. The balance is retained by HDFC Limited. Your Bank originated, on an average ₹ 4,501 crore of home loans every month in the year under review and purchased ₹ 36,910 crore as direct assignment of loans. Third Party Products Your Bank distributes Life, General and Health Insurance, as well as Mutual Funds (Third Party Products) to its customers. In Financial Year 2022-23, the income from this business increased by 23 per cent to ₹ 5,455 crore from ₹ 4,422 crore and accounted for 23 per cent of Bank’s total fee income. Life Insurance Your Bank has adopted an open architecture model for distribution of insurance products, aimed at providing customers with a wide choice by leveraging the product bouquet of the three insurance partners. For the year ended March 31, 2023, the Bank mobilised premium of ` 8,689 crore representing a year-on-year growth of 28 per cent. The extensive distribution network, includes branches, virtual channels, NRI services, and wealth management. The key focus would continue to be on staff training, robust quality and control processes uniformly implemented across all partners as well as offering integrated and seamless digital on-boarding journeys. Currently, the Bank’s NetBanking platform offers more than 60 insurance products across all partners, accounting for over 53 per cent of the total policies.    Non-Life Insurance Your Bank, in collaboration with its three General Insurance and two Standalone Health and Insurance partners, has introduced innovative non-life insurance products to expand the range of offerings and provide a comprehensive coverage to customers. These products are accessible through both digital and physical platforms. Employees across channels have been trained in the new products and processes. To meet customer demands, additional manpower has been deployed across non-life insurers. As on March 31, 2023, premium mobilisation in General and Health Insurance reached a total of ` 2,405 crore. Mutual Funds Your Bank follows an open architecture approach in distribution of Mutual Funds and is currently associated with 34 Asset Management Companies (AMCs). The Bank’s Assets under Management (AUM) increased by 10 per cent to reach ` 1,01,655 crore for the year ended March 31, 2023. During the same period, the Bank witnessed a significant growth of 40 per cent in Systematic Investment Plans (SIPs) mobilisation. Through its unique Investment Services Account (ISA) offering, the Bank offers a digital on-boarding platform to the customers for Mutual Funds’ investments - 74 per cent of ISAs were opened through digital mediums in Financial Year 2022-23. Wealth Management In financial year 2022-23, your Bank has focused on expansion and has reached 923 locations through the hub and spoke model. We now cater to over 62,000 households with a 51 per cent growth in customer base. Market share in mutual fund distribution now stands at 5 per cent. Your Bank’s endeavour is to continue this expansion into new geographies through a more granular approach. Your Bank places a strong emphasis on a customer-centric approach. Our commitment to an open architecture and non-proprietary framework remains unwavering. The team of relationship managers, service relationship managers, and investment analysts work together to provide best-in-class service. They conduct in-depth research, follow asset allocation principles, and regularly review portfolios to add value to client 176

Introduction to Our How We Our Responsible Overview HDFC Bank Performance Create Value Strategy Business investments. The objective is to be the go-to resource for all the financial needs of customers. Our advanced WealthFy system aims to provide highly personalised analytics, portfolio assessment reports, sectoral / industry exposure analysis and performance monitoring against benchmarks to our HNI customers. This new system will enhance the experience extended by the Wealth Relationship Managers to this valued customer segment and will also help us expand our wealth consumer base.    We are also excited to introduce our advanced unassisted digital investment platform. This state-of-the-art mobile application brings in a new level of convenience and accessibility to our customers. It offers milestone-based investment recommendations, consolidated portfolio views, investment aggregation, and portfolio analytics on the go. The aim is to democratise wealth management across all retail customer segments and provide a highly personalised experience to everyone. Our focus on growing recurring revenue has yielded positive results. In Financial Year 2022-23, the wealth teams’ trail income increased by 15 per cent. This growth reflects a commitment to provide sustainable value to clients while ensuring the long-term profitability of your Bank. We remain focused on providing wealth management services by expanding our presence, and leveraging technology to enhance customer experience. Wholesale Banking The Wholesale Banking business was an important growth engine for your Bank in the year under review. This business focuses on institutional customers such as the Government, PSUs, large and emerging corporates, and SMEs. Your Bank’s strong offerings include working capital and term loans, as well as trade credit, cash management, supply chain financing, foreign exchange, and investment banking services. The Wholesale Banking business recorded healthy growth, ending Financial Year 2022-23 with a domestic loan book size of ` 823,254 crore, recording a growth of 11.6 per cent over the earlier year. This constituted about 52 per cent of your Bank’s domestic loans as per Basel II classification. Your Bank was able to expand its share of the customer wallet, primarily using sharper customization, cross-selling and expanding into more geographies.    Corporate Banking, which focuses on large, well-rated companies, continued to be the biggest contributor to Wholesale Banking in terms of asset size.    This business refocused on its engagement with MNCs. This business also continued to capitalise on the trend of large    companies preferring to deal with fewer banks. Your Bank deepened its existing relationships as well as gained market share by leveraging its wide product offering. This business supported customer requirements    under the Production Linked Incentive Scheme. The Emerging Corporates Group, which focuses on the mid- market segment, too witnessed significant growth. Your Bank leveraged its vast geographical reach, technology backbone, automated processes, suite of financial products and quick turnaround times to offer a differentiated service. The business continues to have a diversified portfolio in terms of both industry and geography. In the year under review, the Bank continued its focus on the MSME sector. There has already been increased formalistion/ digitalisation of the MSME sector due to the adoption of the Goods and Service Tax (GST). The COVID-19 pandemic led to the sector experiencing substantial stress, prompting the Union Government to identify it for special support through various schemes like Moratorium, ECLGS, ECLGS Extension and COVID support loans. Your Bank supported its customers during this period by participating in the Government schemes and emerged as a star performer under the ECLGS scheme. The Investment Banking business further cemented its prominent position in the Debt Capital Markets, Equity Capital Markets and INR Loan Syndication. Your Bank maintained its position amongst the top 3 in the Bloomberg rankings of Rupee Bond Book Runners for Financial Year 2022-23, with a market share of 16.54 per cent. Your Bank maintained its 2nd position in the Bloomberg rankings of Syndicated INR term loans for Financial Year 2022-23, with a market share of 6.38 per cent. Your Bank is actively assisting clients in equity fund raising and advisory services In the Government business, your Bank sustained its focus on tax collections, collecting direct tax (CBDT) of ₹ 4,99,099.29 crore and Indirect tax (CBIC+ GST) of over ₹ 3,45,008.23 crore during Financial Year 2022-23. It continues to enjoy a pre-eminent position among the country’s major stock and commodity exchanges in both Cash Management Services and Cash Settlement Services. The Bank has embarked on strategic digital transformation to enhance Customer Engagement and Employee Experience and create an ecosystem for seamless banking. The Bank is leveraging analytics for deeper insights on Corporate ecosystems leading to better product structuring, cross sell opportunities, improved yields, thus improving Bank’s share of Revenue Pools from Corporates. In addition to the Corporate Net Banking platform (e-Net and the new upgraded platform CBX) and Trade Platform - Trade on Net (TON), the Bank has also launched the new SCF transaction platform which allows digital contract bookings and                 disbursements automating the SCF transactions end to end for HDFC Bank Limited Integrated Annual Report 2022-23

Directors’ Report the Corporates. Multiple Corporates have already migrated to the platform. The Bank is also integrated with all the three TReDS platforms. We are also partnering with Fintechs to integrate with Corporate ERP and offer Embedded Banking in Corporate Ecosystems journeys. Treasury The Treasury is the custodian of your Bank’s cash/liquid assets and handles its investments in securities, foreign exchange and cash instruments. It manages the liquidity and interest rate risks on the balance sheet and is also responsible for meeting reserve requirements. The vertical also helps manage the treasury needs of customers and earns a fee income generated from transactions customers undertake with your Bank while managing their foreign exchange and interest rate risks. Revenue accrues from spreads on customer transactions based on trade and remittance flows and demonstrated hedging needs. Your Bank recorded revenue of 4,081.9 crore from foreign exchange and derivative transactions in the year under review. While plain vanilla forex products were in demand across all customer segments, demand for derivatives products increased with the RBI liberalizing regulations and allowing Indian banks to participate in Non-Deliverable Offshore markets. As part of its prudent risk management, your Bank enters into foreign exchange and derivatives deals with counterparties after it has set up appropriate credit limits based on its evaluation of the ability of the counterparty to meet its obligations. Where your Bank enters into foreign currency derivatives contracts not involving the Indian Rupee with its customers, it typically lays them off in the inter-bank market on a matched basis. For such foreign currency derivatives, your Bank primarily carries the counterparty credit risk (where the customer has crystallised payables or mark-to-market losses) and may carry only residual market risk, if any. Your Bank also deals in derivatives on its own account, including for the purpose of its own Balance Sheet risk management. Your bank is also a nominated agent for the bullion imports and has a significant market share in that business. Your Bank maintains a portfolio of Government Securities in line with the regulatory norms governing the Statutory Liquidity Ratio (SLR). A significant portion of these SLR securities are in ‘Held-to- Maturity’ (HTM) category, while some are ‘Available for Sale’ (AFS). Your Bank is also a primary dealer for Government Securities. As a part of this business, your Bank holds fixed income securities as ‘Held for Trading’ (HFT). In the year under review, your Bank continued to be a significant participant in the domestic exchange and interest rate markets. It also capitalised on falling bond yields to book profits and is now looking at tapping opportunities arising out of the liberalisation in the foreign exchange and interest rate markets. B) International Business During the year, your Bank stayed on course to cater to NRI clients and deepen its product and service proposition. Your Bank has global footprints by way of representative offices and branches in countries like Bahrain, Hong Kong, the UAE and Kenya. It also has a presence in International Financial Service Centre (IFSC) at GIFT City in Gandhinagar, Gujarat. The Bank’s product strategy in International Markets is customer centric and it has products to cater to client needs across asset classes. Your Bank now has plans to extend the product offering from GIFT City Branch under Liberalized Remittance Scheme to Resident and Non-Resident clients. As on March 31, 2023, the Balance Sheet size of International Business was US$ 7.68 billion. Advances constituted 2.6 per cent of the Bank’s Gross Advances. The Total Income contributed by Overseas Branches constituted 1.2 per cent of Bank’s Total Income for the year. INTERNATIONAL BUSINESS US $ 7.68 billion BALANCE SHEET C) Partnering with the Government Government and Institutional Business It has been another year of steady growth for the Government and Institutional business in your Bank. Some of the key highlights this year were: 1. Being awarded the highest number of mandates amongst the private sector banks for SNA (Single Nodal Agency) accounts as well as Centrally Sponsored Schemes including Jal Jeevan Mission, Atal Mission for Rejuvenation and Urban Transformation (AMRUT), Prime Minister Awas Yojana (PMAY), Swachh Bharat Mission, National Water Mission and Waste to Wealth Mission, among others.    2. Processing about 36 per cent of the funds i.e. ` 6.5 lakh crore which flowed from the Central Government to the states for development programs under the aegis of the Centrally Sponsored Schemes, Central Sector Schemes, and the 15th Finance Commission.    3. Being the leading agency bank with 34 per cent market share in direct tax collections, 14 per cent in GST and 13 per cent in customs duty. 178

Introduction to Our How We Our Responsible Overview HDFC Bank Performance Create Value Strategy Business 4. Enabling the extension of bank offerings to Defence and Railways pensioners: a. Integrating with the Railway CRIS system to enable digital onboarding of retiring Railway officials for disbursement of their pension. b. Signing a Memorandum of Understanding (MoU) with the Ministry of Defence for enabling its branch network as a Pension Service Network for Defence Pensioners through SPARSH (System for Pension Administration) portal implemented by the Ministry for Pensioner Services. 5. Having signed an MOU with the Indian Army and Indian Navy in October 2022 for opening salary accounts for Agniveers which are benefits similar to the Defence Salary Package. 6. Empanelled with Government of India, e-National Agriculture Marketplace Platform of Platforms (PoP) to offer banking services to entities on e-NAM Portal other than traders and farmers. 7. The Virtual Institutional Relationship Manager (VIRM) grew exponentially as a sourcing channel for the Institutional business. Around 50 VIRMs contributed ₹ ~757 crore worth of liability growth to the business. 8. Business continues to flow in from premium institutions. This year we added institutions like IIM Bangalore, IIT Bhubaneshwar, IIT Kanpur. Our institutional tie-ups also help us serve religious entities - Tirupati, Akshardham, Guruvayoor, as well as Golden Temple and Kashi Vishwanath temple. 9. Launched two new digital products, CollectNow, an omnichannel collections solution, the first of its kind in the industry bringing offline and online payment modes together, and FarSight a digital dashboard to slice and dice transaction data and monitor account limits. D) Semi-Urban and Rural The Semi-Urban and Rural (SURU) markets have always been a focus of your Bank’s strategy. In the last few years, your Bank has made a renewed push into these markets as rising income levels and aspirations of rural customers are leading to demand for better quality financial products and services. The rural groups in every department of your Bank work together to tap these opportunities. Apart from meeting its statutory obligations under PSL (Agri and Allied activities, Small and Marginal Farmers and weaker sections etc.), your Bank has been offering a wide range of products on the asset side, such as Auto, Two-Wheeler, Personal, Gold, Light Commercial Vehicle (LCV), and small shopkeeper loans in these markets. Now it plans to increase its coverage of villages and deepen relationships in existing ones. The semi-urban and rural push has been backed by the Bank’s digital strategy. Your Bank’s operations in Semi-Urban and Rural locations are explained below: Agriculture and Allied Activities Your Bank’s assets in Agriculture and Allied activities stood at ₹ 2,55,300.17 crore as on March 31, 2023. In general, the key to your Bank’s success in the existing market is its ability to tap the opportunities through: • Wide product range • Faster turnaround time • Digital solutions HDFC Bank’s product range includes pre and post harvest Crop Loans, Farm Development/Investment Loans, Two- Wheeler Loans, Auto Loans, Tractor Loans, Small Agri Business Loans, Loan Against Gold, among others. This has helped the Bank establish a strong footprint in the rural hinterland with its asset products. Your Bank has also been a leading participant in the Agri Infrastructure Fund scheme and has been achieving the allocated targets of the last few campaigns run by the Government. Apart from advising farmers on their financial needs, your Bank is increasingly focusing on facilitating various Government/ Regulatory schemes and non-crop segment covering agri allied and small agri business enterprises including rural MSMEs. Your Bank has designed a range of crop and geography- specific products in line with the harvest cycles and the local needs of farmers across diverse Agro-climatic zones. It has transformed rural banking services from being product centric to customer centric. Products such as post-harvest cash credit and warehouse receipt financing enable faster cash flows to farmers. Credit is also offered for allied agricultural activities such as dairy, pisciculture, and sericulture. Participation in Government Schemes As a part of Atmanirbhar Bharat Abhiyan, the Government of India has announced several schemes/enablers across several sectors, particularly in the agriculture sector. Your Bank is implementing almost all such initiatives/schemes targeting multiple stakeholders in the agri ecosystem. Agriculture Infrastructure Fund (AIF) Scheme: Through this scheme the Bank is offering medium to long-term debt for investment in viable projects pertaining to post harvest management and infrastructure development like construction HDFC Bank Limited Integrated Annual Report 2022-23 179

Directors’ Report of warehouses/silos. As on March 31, 2023, your Bank has sanctioned ₹ 1,881 crore covering 2,205 projects and disbursed ₹ 1,136 crore covering 1,445 projects. Your Bank has managed to secure the second position among scheduled commercial banks under the AIF scheme by actively participating in campaigns conducted by Project Monitoring Unit (PMU). Your Bank achieved 172 per cent of the assigned target under the NOBOL campaign (15th July to 18th September 2022) with ₹ 431 crore worth of sanctions against a target of ₹ 250 crore. Your Bank secured the first position in terms of percentage achievement. Under the Bankers Enabling Sustainable Transformation (BEST) campaign (1st January to 15th March 2023), HDFC Bank secured the second position (among all participating banks) in terms of value i.e., ₹ 649 crore worth of sanctions against a target of ₹ 700 crore. Your Bank has been honoured by the Ministry of Agriculture for this. NOBOL Campaign 172 per cent Target: ₹ 250 crore Achieved: ₹ 431 crore BEST Campaign Target: ₹ 700 crore Achieved: ₹ 649 crore Pradhan Mantri Formalization of Food and Micro Enterprises (PMFME) Your Bank is actively implementing the scheme and passing the benefits to all eligible borrowers in the food processing sector. In the current financial year loans worth ₹ 205 crore have been sanctioned for 1,091 projects and ₹ 161 crore has been disbursed to 765 projects. Other Agri schemes include Agri Marketing Infrastructure Fund, Animal Husbandry Infrastructure Fund, Agri Clinic and Agribusiness Centres, Mission for Integrated Development of Horticulture (MIDH), Stand up India, Credit Guarantee Fund for Micro Units as well as state specific Government schemes. To address high volume and low value ticket loans in Agri-Business with a digital optimization strategy, your Bank plans to onboard AgriTech-BCs with differentiated business models.    These AgriTechs will help source and service small and marginal farmers. Funding Small and Marginal Farmers (SMFs) Your Bank views lending to the agriculture sector, including to small and marginal farmers as a huge opportunity and not just a regulatory mandate to meet priority sector lending requirements. The Bank has leveraged its extensive knowledge of rural customers to create as well as deliver products and services at affordable price points and with quick turnaround time. This has enabled HDFC Bank to establish a strong footprint in the rural geographies, which it has now leveraged to increase its penetration of liability products. In the last financial year, your Bank serviced customers in 165,000 villages. The rural banking teams have reached out to these villages with various suite of agriculture products. Your Bank is looking at growing the numbers in the coming year to 200,000 plus villages with a plethora of interventions. Further, your Bank has put in place a strategy to engage closely with small and marginal farmers through customised agriculture loans. It has launched various secured/unsecured loan products, including loan against gold as security targeting small and marginal farmers in agri and allied segment while leveraging the Government schemes. Farmer Producer Organisations (FPOs): For agriculture productivity and incomes to grow, aggregation of farm holdings in the form of FPOs is the key strategy in doubling farmers’ income. Leveraging the Government scheme for formation and promotion of 10,000 new FPOs (Credit guarantee is available from NABARD/CGTMSE), your Bank is funding eligible FPOs for working capital and term loan requirements. As on March 31, 2023, your Bank was able to reach 118 FPOs covering 74,000 small and marginal farmers. Dairy Dairy is the largest segment in the agriculture economy and keeping this in mind, your Bank has created a separate team of agriculture specialists to cater to this segment. In Financial Year 2022-23 the Bank has disbursed an amount of ₹ 895.89 crore to 66,000 small and marginal farmers for Cattle finance.    Digital Interventions Digitising Milk Procurement: This initiative brings transparency in the milk procurement and payment process, which benefits both farmers and dairy societies. Multi-function Terminals (MFTs), popularly known as Milk-to- Money ATMs, are deployed in dairy societies. The MFTs link the milk procurement system of the dairy society to the farmer’s account to enable faster payments. MFTs have cash dispensers that function as standard ATMs. Payments are credited without the hassles of 180

Introduction to Our How We Our Responsible Overview HDFC Bank Performance Create Value Strategy Business cash distribution. Further, this process creates a credit history which can then be used for accessing bank credit. Apart from dairy and cattle loans, customers gain access to all the Bank’s products including digital offerings such as 10 Second Personal Loans, Kisan Credit Card, Bill Pay, and Missed Call Mobile Recharge. So far, your Bank has digitised payments at over 1,700 milk cooperatives across 21 states, benefiting more than 5.9 lakh dairy farmers. The Dairy business witnessed 86 per cent year-on-year growth in disbursements and 78 per cent in the book. Substituting Moneylenders: The Bank is strategically expanding its presence in a market that was previously dominated by unorganized sectors such as moneylenders and pawn brokers. A major goal of the Bank is to make the gold loan facility accessible across the entire country. In Financial Year 2022-23, the Bank successfully expanded its gold loan services to 2,827 additional branches, bringing the total number of branches offering this service to 4,189. At the end of the year, the Bank’s gold loan portfolio amounted to ₹ 11,026 crore. The bank is implementing its blueprint for making gold loans available in most of its branches and thereby taking gold loan product to otherwise untapped customer segments. Social initiatives in Farm Sector Farm yield and income are subject to the vagaries of the weather. In addition, factors like soil health, input quality (seeds and fertilizers), water availability, and Government policy have significant impact, along with price realisations and storage facilities. Your Bank has launched a variety of initiatives to ease the stress on farm income and rural households. Over the last few years, several parts of the country have been severely impacted by natural calamities such as drought, unseasonal rains, hailstorms, floods and the pandemic. Within regulatory guidelines, your Bank has been providing relief to the impacted farmers. It also has put in place systems designed to enable direct benefit transfers in a time-bound manner. Lending to the agriculture sector, including to small and marginal farmers, is a regulatory mandate as part of priority sector lending requirements. The Bank has leveraged its extensive knowledge of rural customers to create as well as deliver products and services at affordable price points and with quick turnaround time. This has enabled the Bank to establish a strong footprint in the rural geographies, which it has now leveraged to increase its penetration of liability products. Further, your Bank is building a segment-specific approach like funding to horticulture clusters, supply chain finance, agri business, MSMEs and dairy farmers. It also continues to engage closely with farmers to mitigate risks and protect portfolio quality. Micro, Small and Medium Enterprises (MSME) The MSME sector serves as an important engine for economic growth and is one of the largest employers in the economy. As on March 31, 2023, your Bank’s assets in the MSME segment stood at ₹ 363,618 crore. The Micro Enterprises assets alone stood at ₹ 139,115 crore. The Union Government and the Reserve Bank of India (RBI) provided special support to the MSME sector during the pandemic through various schemes, such as Interest Moratorium, ECLGS, ECLGS extension, and COVID support loans. The Government has also launched a revamped CGTMSE scheme with increased limit threshold for guarantee cover and reduction of guarantee fee. Your bank emerged as the largest contributor to CGTMSE this year, supporting the MSME sector with guarantee-covered credit facilities. This has further supported the growth of MSME loans, which have shown a year-on-year growth of 22.5 per cent. The Bank also supported its customers through the ECLGS and ECLGS extension schemes this year and provided ad hoc enhancements as needed. HDFC Bank continued to be a star performer under the ECLGS 1.0, 2.0, 3.0, and ECLGS extension schemes. It disbursed loans amounting to ₹ 44,823 crore to over 1.25 lakh customers under these schemes. The Bank continued to provide swift support to existing customers after the Government announced the extension of the ECLGS scheme. The pace of digitalisation among MSMEs has accelerated, which has helped to speed up the pace of disbursement and increase transparency in the sector. Customers can now apply online and submit required documents digitally, and they can also execute post-sanction agreements digitally to avail of facilities quickly with straight-through disbursement. The Government’s digitalisation push, the adoption of GST, and reforms in return filings, such as income tax, have made it easier to access customer cash flow and financial data, which can be used to support decision-making and portfolio monitoring. The SME portal continues to offer ad hoc approvals and pre-approved Temporary Overdrafts (TODs) on a Straight Through Processing (STP) basis to existing customers. They can request a top-up of loans and submit the required documents online. The SME portal also allows customers to access your Bank’s services related to sanctioned credit facilities 24/7 from anywhere. We have also enabled customers to download various certificates and statements as needed on an ongoing basis. On the trade side, your Bank focuses on customer engagement to increase the penetration of Trade on Net applications. Trade on Net is a complete enterprise trade solution for customers engaged in domestic and foreign trade. It enables them to initiate and track requests online seamlessly, reducing time and costs. HDFC Bank Limited Integrated Annual Report 2022-23 181

Directors’ Report Taking Banking to the Unbanked As a responsible banker, one of our commitments is to take banking solutions to the farthest and remote areas of the country and enable under-banked sections of the population to access formal financial channels. Our extensive physical network and robust digital suite of products and services enables our vast reach across India. About half our branches are in in rural and semi-urban areas. Our banking solutions provide last mile access through mobile applications such as BHIM, UPI, USSD, Scan and Pay, and Aadhaar and RuPay enabled Micro-ATMs. To bring more under-banked sections of the population into formal financial channels, your Bank has opened over 29.18 lakh accounts under the Pradhan Mantri Jan Dhan Yojana (PMJDY) and enrolled 41.73 lakh customers in social security schemes since inception.Your Bank has also conducted Financial Literacy camps through Rural Branches and designated Financial Literacy Centres. In the year under review, loans to the tune of ₹ 14,551 crore to 18.82 lakh beneficiaries were extended under the Pradhan Mantri Mudra Yojana (PMMY) and nearly ₹ 344 crore to 1,502 beneficiaries under the ‘Stand up India’ scheme to Scheduled Caste, Scheduled Tribe and women borrowers. Your Bank has also actively supported PM Street Vendors AtmaNirbhar Nidhi (PMSVANIDHI) a special scheme under micro- credit facility for street vendors with a collateral free affordable term loan of ₹ 10,000 for 1 year. Your Bank has disbursed ₹ 10,000 each to 29,984 street vendors to support them and has also educated the street vendors in using the digital mode for making financial transactions. In compliance with regulatory guidelines, your Bank offers Aadhaar enrolment and updation services in branches that are designated as Aadhaar Seva Kendras. To date, these Kendras have successfully processed more than 5.3 million enrolments and updations. Sustainable livelihood initiative This is primarily a social initiative with elements of business. It entails skill training, livelihood financing, and creating market linkages. The details are covered in pages 141 to 143. E) Environmental Sustainability Sustainability is one of the core values of the Bank. The details are covered in pages 74 to 89. F) Business Enablers 1) People People is one of the core values of the Bank. For details please refer to page no. 104. 2) Information Technology Summary HDFC Bank has embarked on a transformative path. Adoption of state-of-the-art information technology and communication systems along with the use of new-age tech and automation in key areas has been empowering our transformation. With our Digital 2.0 Program, HDFC Bank is fully geared to usher in the new era of banking with various tech and digital launches paving the way for us to further consolidate our market position and domain led expertise. Efforts in fortifying our IT infrastructure and architecture by building a robust and secure ecosystem at scale along with our marquee tech initiatives such as Hybrid Cloud Landing Zone, DC Migration, TradeFlow and CBX have been pivotal to the Bank in moving from strength to strength in its transformation journey. Technology Absorption The Bank is accelerating the Technology and Digital Transformation agenda. We continue to stay invested in creating a seamless digital and customer experience across digital touchpoints. Our focused Factory approach proves as a catalyst in building our own capabilities to co-create Tech IP. Additionally, imbibing of Agile and DevSecOps principles and practices and Cloudification of our tech stack are pivotal enablers in the next leg of our Tech and Digital transformation journey. Marching along our Tech and Digital Transformation agenda, we have taken significant strides in building robust IT capabilities. Our Factory approach has facilitated the co-creation of Tech IP while imbibing the Agile and DevSecOps principles and practices supported by cloudification. With progressive modernisation of our Core Banking Applications and Technology Infrastructure, HDFC Bank has reinforced its technology and innovative prowess by undertaking key initiatives such as: • PayZapp 2.0: We have launched the modernised PayZapp 2.0, a payments app with a seamless and intuitive user interface and enhanced security to provide a superior customer experience. PayZapp 2.0 also brings about several quality-of-life improvements over the previous app and provides new-age functionalities such as Limit management, Auto-linkage of HDFC Bank cards, enhanced onboarding experience and rich statements. PayZapp 2.0 was re-built from grounds up and launched in March, 2023. The app has been well received by the customers growing to a user base of over 1.1 million in just 45 days of its launch. It is the first app enabled with Rupay credit card for UPI payments. Till date PayZapp has facilitated over 182

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

65 lakh transactions and has seen 1.5X increase in the average spend.

- **SmartHub Vyapar**: The one-stop business and banking solution designed and developed to serve the business needs of Micro and Small Enterprises (MSMEs) is being continuously enhanced with new use cases bundled as part of various rollouts. The latest rollout included on-boarding for select segments of Savings Account customers, a General Purpose Reloadable (GPR) pre-paid card wherein, the merchant as a customer can apply and load money and other app linked enhancements. The continuous enhancements over time have aided in scaling up to reach 1.5 million merchants. The app handles over 18 lakh transactions daily and has earned a 4.9 average rating on Play Store and 4.6 on App Store. Besides, SmartHub has facilitated the disbursement of over ₹ 10,000 crore worth of loans.

- **Onboarding and Servicing Journeys:** We have accelerated our digitisation agenda after carrying ahead the momentum from the previous years in truly digitising our customer journeys. The **Onboarding Journeys** enable smoother and consistent customer experience by expanding the offerings on the Bank's platforms. A few of the onboarding journeys added are New to Bank Credit Cards, Existing to Bank Credit Cards without offer, Gold Loan and SmartHub lead form and Sovereign Gold Bond. In addition to the above our **Servicing Journeys** such as Debit Card hot listing and re-issue, Nomination/Email updation, etc have also been rolled out. Journeys such as Individual Current Account, Business Loan for Existing and New to Bank customers without offer are in their final stages before launch.

- **HDFC Bank One (Customer Experience Hub)**, the AI/ML driven conversational bot which transformed our on-premises contact centre into a singular centralised platform is further being expanded. It has been rolled out pan-India covering contact centres including Inbound Phone Banking, Interactive Voice Response (IVR) self-service, virtual relationship management teams and telesales. Over the past quarter we have made telesales available in five more locations, Inbound Phone Banking (IPBK) live in one more location, IVR live in two more locations. With the launch of HDFC Bank One, we have witnessed significant improvements in our customer engagements owing to the omni-channel experience being provided across WhatsApp chat banking, SMS banking, IVR and Agent assisted. HDFC Bank One has contributed to a 44 per cent reduction in case resolution time, 64 per cent reduction in turnaround time both for email as well as an average reduction of 324 seconds in handling time for voice care.

- **Xpress Car Loans**: XCL, the first of its kind end-to-end digital lending journey platform facilitating instant and hassle-free car loan disbursals to existing as well as new-to-bank customers has been witnessing a tremendous response. The average monthly disbursement has exceeded ₹ 550 crore over the past 3 months. The platform will be further enhanced by engaging with leading car dealerships and manufacturers to offer seamless loan disbursals and purchase experiences across the country.

  Some key highlights of this initiative:

  1. Over 50,000 car loans disbursed digitally on the platform since its launch.
  2. Total value of loans disbursed over ₹ 3,900 crore.
  3. 20 per cent of our total car loans are now being facilitated through XCL.
  4. Disbursal takes less than 30 minutes.

- Our **Digital Distribution Platform** was launched in April, 2023. With this platform, we have digitally enabled our network of Corporate Business Correspondents and Business Facilitators by providing them an omnichannel experience for the digital journeys of products such as Gold Loan, Home Loans, Kisan Gold Card, Sales Accounts, Recurring Deposits, Fixed Deposits, etc. which are focusing specifically on rural locations. This portal has been made available for agents as well as partners.

- **Cattle Finance**: Dairy Cattle Finance app, our one-touch solution is developed to facilitate dairy farmers by providing them with a single platform for an end-to-end digital processing of their applications. Beginning with onboarding, the platform encompasses everything till disbursement leading to a significant reduction in the turnaround-time thus enhancing customer experience. Since its public launch in December, 2022, Cattle Finance has processed over 2,700 applications. This journey was conceptualised, documented, designed, developed, and launched all within a mere 30 days showcasing our Bank's agility in new product development. The app was initially launched in eight districts of Gujarat with plans to rollout in Uttar Pradesh, Rajasthan and Punjab in place.

We have taken multiple steps to ensure that our robust, scalable, and secure technology setup is strengthened even further. We continue to rigorously monitor the progress against the commitments made to the regulator.

To this effect, significant strides were taken in the following Technology areas:

HDFC Bank Limited Integrated Annual Report 2022-23 183

Directors’ Report • Data Centre Migration: We have successfully migrated our primary data centre to state-of-the-art facilities in Mumbai and Bengaluru. Our comprehensive planning program spanning over 12 months helped achieve a seamless migration of all production and User Acceptance Testing (UAT) applications. • Cloud Strategy: We have progressed on our Hybrid-Cloud strategy with the successful implementation of a common landing zone with leading cloud service providers. This enables the creation of a secure and streamlined environment for all cloud deployments in the future and furthers the bank’s agenda of imbibing agility and modern software development practices in our transformation journey. • TradeFlow: TradeFlow has entirely transformed our Trade Finance solution by building a centralised state-of-the-art platform, providing improvement in reliability and usability for end-users. This application is entirely built on the cloud and employs various automations that abet its’ integration with over 15 applications. With revolutionary features such as a dynamic MIS, informative dashboard, single view of all dependencies as well as its ability to integrate with various trade finance peripheral applications, TradeFlow proves to be the one-stop application for all our Trade users. Currently the platform is live across all Trade processing branches, processing an average of over 6,000 transactions per day. • Revamping Corporate Net Banking: Corporate Banking eXchange (CBX) is our unified corporate banking portal specifically designed to cater to the net-banking needs of corporates. Having the capability to transact and process via both mobile and the internet portal, this system now handles over 87,000 active domains. We have already migrated about 99 per cent of our customers to CBX and the remaining are planned to be inducted in the quarter starting Financial Year 2023-24. Further, this new portal offers superior customer convenience and experience with its’ added modern features such as customised narration, enhanced authorisation level and, a contextual Help dashboard. • Loan Originat ion and Management Transformation: Our next generation loan origination and management system designed for Commercial and Rural Banking is built on the cloud. Equipped with a future ready technology architecture and design, the platform consolidates a multitude of internal applications incorporating the robustness of our processes and workflows within it. With features such as proposal initiation, credit evaluation, operational checks, disbursement and post disbursement monitoring, the proposed solution will eventually span across the digital frontend, backend and surround systems. • Branches: The IT team worked extensively in onboarding and making IT ready over 1500 branches reaching this record number within the span of a year. • UPI: HDFC Bank’s UPI has continued to move from strength to strength with a substantial year-on-year growth both in value as well as volumes. Now, with the successful implementation of the Active-Active architecture of UPI we can process records from National Payments Corporation of India (NPCI) DR and its’ PR site simultaneously. This will play a significant role in laying the foundation for our HDFC Bank UPI Active-Active design. Efforts on UPI mandates at the launch time of the LIC IPO proved fruitful as HDFC Bank was selected for the main IPO among the top 5 banks. UPI will be enhanced further with the introduction of UPI Lite with its first issuer scheduled to go-live across the country. • FynDNA Governor Solution: Governor Solution is our recently developed adaptive rate limiter deployed between the source and destination system (whether Cloud or On-premises), which plays the key role of intelligently managing and controlling the exchange of transactions basis the health of the destination system. This monitoring mechanism allows for detailed analysis of the performance of the destination system, enabling detection of any irregularities and avoiding performance deterioration. • ATM Hard Disk Encryption: With the implementation of Full Hard Disk Encryption, the Bank has further fortified the security structures at our ATMs, mitigating the risk of an attack on the machine posed by system booting through a USB/ CD or DVD. Currently, over 12,000 ATMs’ have been encrypted with additional encryption plans for the remaining already in place. • SDWAN: Software-Defined Wide Area Network has been rolled out across over 2,000 locations enabling the management of network devices through software as opposed to the traditional usage of hardware switches, routers, etc. It assists in creation of a centralised control centre thereby improving performance and reliability for users. 184

Introduction to Our How We Our Responsible Overview HDFC Bank Performance Create Value Strategy Business • Bank Tokenization: We are the only bank to implement “Bank Tokenization” in addition to “Network Tokenization” facilitating enablement of On-us transactions resulting in huge savings. • ATM hard disk encryption - Our ATMs are being further secured by Hard Disk Encryption. It has already been carried out in over 9,000 ATMs with the remaining still in progress. Cyber Security Cyber security is at the heart of the technology transformation journey with substantial advancements being made to further fortify the Bank’s infrastructure and applications. Few initiatives in this regard are: • Foundation of a next-gen Security Operations Centre (SOC) with advanced technologies for predictive security and incident management. To this effect, the Bank has provisioned the Securonix platform on AWS and configured more than 10,000 logging sources and devices for monitoring. The Bank has upgraded its monitoring and detection by deploying next generation security incident event management solution (SIEM) fueled by artificial intelligence (AI) and machine learning (ML) capabilities along with its strong UEBA (User Entity Behavioural Analysis) functionalities and inbuilt threat modelling. This initiative and approach to leverage AI and ML as an entire suite to proactively detect and respond to threats is seen as the first in the industry. • Introduction of Security Orchestration, Automation and Response (SOAR) to reduce the incident response time by connecting security solutions with each other and automating the incident life cycle. • Micro-segmentation is being enabled in the data centre network to allow higher visibility across network flows as well as stronger preparedness and management against ransomware related events / incidents. • 24x7 defacement monitoring and vulnerability management of the Bank’s internet properties minimise the surface area for cyber security attacks. Technology related challenges over the past few years have only made the Bank’s resolve stronger to consolidate and fortify its technology environment. Focused technology and digital investments and programs in technology are pivotal to the Bank to usher in the new age of digital banking and experiences for its customers. Service Quality Initiatives and Grievance Redressal Customer Focus is one of the five core values deeply ingrained in the ethos of your Bank. With a holistic approach, your    Bank continuously strives to enhance customer experience, recognising the significance of this in a highly competitive business environment, especially with diverse lines of businesses. Ensuring exceptional product quality and service delivery becomes paramount for sustained growth. Your Bank desires to achieve this by seeking customer feedback as well as benchmarking with best-in-class business entities and facilitating the implementation of customer-centric improvements. Your Bank has adopted a three-step strategy with regards to Customer Service - Define, Measure, and Improve. Your Bank has adopted a multi-pronged approach to provide an omnichannel experience to its customers. On one side, your Bank has traditional touch points like Branch, Email Management team and PhoneBanking, and on the other side, it has state- of- the-art platforms like NetBanking, MobileBanking, the chatbot Eva and the bank’s exclusive social care handles which offer a wide range of channel choice to its customers. Your Bank has also improvised on the relationship-based banking programmes by introducing a Virtual Relationship Manager (VRM) programme to cater to various financial needs in a personalised manner. Customer service performance and grievance redressal are regularly assessed at different levels, including Branch Level Customer Service Committees (BLCSCs), Standing Committee on Customer Service (SCCS) and Customer Service Committee of the Board (CSCB). Your Bank has implemented robust processes to monitor and measure service quality levels across touchpoints, including at product and process level, through diligent work of the Quality Initiatives Group. The Service Quality team conducts regular reviews across various products, processes and channels, focusing on improving the customer experience. A unique Service Quality Index (SQI) has been developed to measure the performance of key customer facing channels based on critical customer service parameters. This SQI enables continuous improvement initiatives to raise service standards. The effectiveness of the quality of service provided is also extensively reviewed, including at the Customer Service Committee of the Board.    One of the basic building blocks of providing acceptable level of customer service is to have an effective internal Grievance Redressal Mechanism / Framework. Your Bank has developed a comprehensive Grievance Redressal Policy, duly approved by the Board, which outlines a framework for resolving customer grievances. This policy is accessible to customers through the Bank’s website and branch network. Your Bank actively participated in RBI’s Nationwide Intensive Customer Awareness campaign, aiming to enhance customer awareness on their rights and responsibilities in context of the customer service standards and the Internal Grievance Redress (IGR) provided by the Regulated Entities and Alternate Grievance                 Redress (AGR) mechanism of    RBI. The initiative emphasised to HDFC Bank Limited Integrated Annual Report 2022-23 185

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customers about the self-protection measures for safeguarding against the growing incidents of digital and electronic financial frauds, reaching even the farthest and remotest areas of the country.

Your Bank has created multiple channels for customers to provide feedback and register grievances, facilitating a transparent and accessible system. As a pioneer in innovative financial solutions and digital platforms, your Bank has witnessed an increased utilisation of its digital channels, resulting in improved customer loyalty. Keeping customer interest in focus, your Bank has formulated a Board approved Protection Policy, which limits the liability of customers in case of unauthorised electronic banking transactions.

Your Bank is on a journey to measure customer loyalty through a high velocity, closed loop customer feedback system. This customer experience transformation programme will help employees empathise better with customers and improve turnaround times. Branded as 'Infinite Smiles', the programme would help establish behaviours and practices that result in customer-centric actions through continuous improvements in product, services, process, and policies.

Your Bank remains committed to placing the customer at the centre of its operations. By consistently improving customer experience, adopting an omnichannel approach, and implementing robust service quality and grievance redressal mechanisms, your Bank aims to exceed customer expectations and build lasting relationships.

## Risk Management and Portfolio Quality

Your Bank's historical focus on Pillar 1 risks, including Credit Risk, Market Risk, and Operational Risk, has been expanded in response to the evolving banking landscape. Liquidity Risk, Information Technology Risk, and Information Security Risk have also emerged as critical considerations. These risks not only impact your Bank's financial strength and operations but also its reputation. To address these concerns, your Bank has established Board-approved risk strategy and policies overseen by the Risk Policy and Monitoring Committee (RPMC). The Committee ensures that frameworks are established for assessing and managing various risks faced by your Bank, systems are developed to relate risk to the Bank's capital level and methods are in place for monitoring compliance with internal risk management policies and processes. The Committee guides the development of policies, procedures and systems for managing risks. It ensures that these are adequate and appropriate to changing business conditions, the structure and needs of your Bank and its risk appetite.

The hallmark of your Bank's risk management function is that it is independent of the business sourcing unit with convergence only at the CEO level.

The gamut of key risks faced by the Bank which are dimensioned and managed include:

- Credit Risk, including Residual Risks
- Market Risk
- Operational Risk
- Interest Rate Risk in the Banking Book
- Liquidity Risk
- Intraday Liquidity Risk
- Intraday Credit Risk
- Credit Concentration Risk
- Counterparty Credit Risk
- Model Risk
- Outsourcing Risk
- People Risk
- Business Risk
- Strategic Risk
- Compliance Risk
- Reputation Risk
- Technology Risk
- Group Risk

### Credit Risk

Credit Risk is the possibility of losses associated with diminution in the credit quality of borrowers or counterparties. Losses stem from outright default or reduction in portfolio value. Your Bank has a comprehensive credit risk architecture, policies, procedures, and systems for managing credit risk in its retail and wholesale businesses. Wholesale lending is managed on an individual as well as portfolio basis. In contrast, given the granularity of individual exposures, retail lending is managed largely on a portfolio basis across various products and customer segments. Robust front-end and back-end systems are in place to ensure credit quality and minimise default losses. The factors considered while sanctioning retail loans include income, demographics, credit history, loan tenure, and banking behavior. In addition, multiple credit risk models are developed and used to assess different segments of customers based on portfolio behavior. In wholesale loans, credit risk is managed by capping exposures based on borrower group, industry, credit rating

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Introduction to Our How We Our Responsible Overview HDFC Bank Performance Create Value Strategy Business grades, and country, among others. This is backed by portfolio diversification, stringent credit approval processes, periodic post-disbursement monitoring, and remedial measures. Your Bank has ensured strong asset quality through volatile times in the lending environment by stringently adhering to prudent norms and institutionalised processes. Your Bank also has a robust framework for assessing Counterparty Banks, which are reviewed periodically to ensure interbank exposures are within approved appetite. As on March 31, 2023, your Bank’s ratio of Gross Non-Performing Assets (GNPAs) to Gross Advances was 1.12 per cent. Net Non- Performing Assets (Gross Non-Performing Assets Less Specific Loan Loss provisions) was 0.27 per cent of Net Advances. Your Bank has a conservative and prudent policy for specific provisions on NPAs. Its provision for NPAs is higher than the minimum regulatory requirements and adheres to the regulatory norms for Standard Assets. Digital and Credit Risk Driven by rapid technological advancements, the banking sector is witnessing the increasing importance of digitalisation as a critical differentiator for customer retention and service delivery. Digital lending has emerged as a convenient and quick method for customers to secure loans with just a few clicks, often in minutes, if not seconds. However, addressing the risks associated with digital lending is crucial, and your Bank has implemented appropriate measures to manage these risks effectively. Digital loans are sanctioned primarily to your Bank’s existing customers. Often, they are customers across multiple products, thus enabling the Bank ready access to their credit history and risk profile. This accessibility facilitates the evaluation of their loan eligibility. Moreover, the credit checks and scores used by your Bank in process based underwriting are replicated for digital loans. This ensures consistency in the evaluation process. To further enhance risk management, your Bank has established an independent model validation unit responsible for assessing the credit scoring models utilised in generating credit scores for digital loans. These models are subject to ongoing monitoring, periodic reviews, back-testing, and corrective actions are implemented whenever necessary. By implementing these measures, your Bank aims to balance the convenience and speed of digital lending with associated risks. Market Risk Market Risk arises primarily from your Bank’s statutory reserve management and trading activity in interest rates, equity, and currency market. These risks are managed through a well-defined Board approved Market Risk Policy, Investment Policy, Foreign Exchange Trading Policy, and Derivatives Policy that caps risk in different trading desks or various securities through trading risk limits/triggers. The risk measures include position limits, tenor restrictions, sensitivity limits, namely, PV01, Modified Duration of Hold to Maturity Portfolio and Option Greeks, Value-at-Risk (VaR) Limit, Stop Loss Trigger Level (SLTL), Scenario-based P&L Triggers, Potential Loss Trigger Level (PLTL), and are monitored on an end-of-day basis. In addition, forex open positions, currency option delta, and interest rate sensitivity limits are computed and monitored on an intraday basis. This is supplemented by a Board-approved stress testing policy and framework that simulates various market risk scenarios to measure losses and initiate remedial measures. Your Bank’s Market Risk capital charge is computed daily using the Standardised Measurement Method applying the regulatory factors. Liquidity Risk Liquidity risk is the risk that the Bank may not be able to meet its financial obligations as they fall due without incurring unacceptable losses. Your Bank’s liquidity and interest rate risk management framework is spelled out through a well-defined Board approved Asset Liability Management Policy. As part of this process, your Bank has established various Board-approved limits for liquidity and interest rate risks in the banking book. The Asset Liability Committee (ALCO) is a decision-making unit responsible for implementing the liquidity and interest rate risk management strategy of the Bank in line with its risk management objectives and ensures adherence to the risk tolerance/limits set by the Board. ALCO reviews the policy’s implementation and monitoring of limits. While the maturity gap, Basel III ratios, and stock ratio limits help manage liquidity risk, Net Interest Income and market value impacts help mitigate interest rate risk in the banking book. This is reinforced by a comprehensive Board- approved stress testing programme covering both liquidity and interest rate risk. Your Bank conducts various studies to assess the behavioural pattern of non-contractual assets and liabilities and embedded options available to customers, which are used while managing maturity gaps and repricing risk. Further, your Bank has the necessary framework to manage intraday liquidity risk. The Liquidity Coverage Ratio (LCR) is one of the Basel Committee’s key reforms to develop a more resilient banking sector. The LCR, a global standard, is also used to measure your Bank’s liquidity position. LCR seeks to ensure that the Bank has an adequate stock of unencumbered High-Quality Liquid Assets (HQLA) that can be converted into cash easily and immediately to meet its liquidity needs under a 30-day calendar liquidity stress scenario. The LCR helps in improving the banking sector’s ability to absorb shocks arising from financial and economic stress, whatever the source, thus reducing the risk of spill over from the financial sector to the real economy. Based on Basel III norms, your Bank’s average LCR stood at 115.51 per cent on HDFC Bank Limited Integrated Annual Report 2022-23 187

Directors’ Report a consolidated basis for financial year 2022-23 as against the regulatory threshold at 100 per cent. AVERAGE LIQUIDITY COVERAGE RATIO 115.51 per cent ON A CONSOLIDATED BASIS FOR FY 2022-23 The Net Stable Funding Ratio (NSFR), a key liquidity risk measure under BCBS liquidity standards, is also used to measure your Bank’s liquidity position. The NSFR seeks to ensure that your Bank maintains a stable funding profile in relation to the composition of its assets and off-balance sheet activities. The NSFR promotes resilience over a longer-term time horizon by requiring banks to fund their activities with more stable sources of funding on an ongoing basis. The RBI guidelines stipulated a minimum NSFR requirement of 100 per cent at a consolidated level and your Bank has maintained the NSFR well above 100 per cent since its implementation. Based on guidelines issued by RBI, your Bank’s NSFR stood at 119.13 per cent on a consolidated basis at March 31, 2023. Operational Risk This is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. It also includes risk of loss due to legal risk. Given below is a detailed explanation under four different heads: Framework and Process, Internal Control, Information Technology and Information Security Practices and Fraud Monitoring and Control. A. Framework and Process To manage Operational Risks, your Bank has in place a comprehensive Operational Risk Management Framework, whose implementation is supervised by the Operational Risk Management Committee (ORMC) and reviewed by the RPMC of the Board. An independent Operational Risk Management Department (ORMD) implements the framework. Under the framework, the Bank has three lines of defence. The first line of defence is the business line (including support and operations). The first line is primarily responsible for developing risk mitigation strategies in managing operational risk for their respective units. The second line of defence is the ORMD, which is responsible for implementing the operational risk management framework across the Bank. It designs and develops tools required for implementing the framework including policies and processes, guidelines towards implementation and maintenance of the framework. In order to achieve the aforesaid objective pertaining to operational risk management framework, the ORMC guides and oversees the functioning, implementation, and maintenance of operational risk management activities of Bank, with special focus on: •                Identification and assessment of risks across the Bank through the Risk and Control Self-Assessment (RCSA) and Scenario analysis •                Measurement of Operational Risk based on the actual loss data •                Monitoring of risk through Key Risk Indicators (KRI) •                Management and reporting through KRI, RCSA and loss data of the Bank Internal Audit is the third line of defence. The team reviews the effectiveness of governance, risk management and internal controls within your Bank. B. Internal Control Your Bank has implemented sound internal control practices across all processes, units and functions. It has well laid down policies and processes for the management of its day-to- day activities. Your Bank follows established, well-designed controls, which include traditional four eye principles, effective segregation of business and support functions, segregation of duties, call back processes, reconciliation, exception reporting and periodic MIS. Specialised risk control units function in risk-prone products/ functions to minimise operational risk. Controls are tested as part of the SOX control testing framework. C. Information Technology and Information Security Practices Your Bank operates in a highly automated environment and makes use of the latest technologies available on cloud or on Premises Data centres to support various business segments. With advent of new technology tools and increased sophistication, Bank has improved its efficiency, reduced operational complexities, aided decision making and enhanced the accessibility of products and services. This results in various risks such as those associated with the use, ownership, operation, redundancy, involvement, influence, and adoption of IT within an enterprise, as well as business disruption due to technological failures. Additionally, it can lead to risks related to information assets, data security, integrity, reliability and availability, among others. Your Bank has put in place a governance framework, information security practices, business continuity plan, Disaster Recovery (DR) resiliency, Security Enhancements, Public Cloud and Cloud native services adoption and Enhanced Automated Monitoring mechanisms to mitigate Information Technology and Information Security-related risks.    The three lines of defence approach is adopted for enterprise- wide Technology Risk management. The first line of defence 188

Introduction to Our How We Our Responsible Overview HDFC Bank Performance Create Value Strategy Business holds primary responsibility of managing the risk and ensuring proper controls are in place. The second line of defence defines policies, frameworks and controls. Information Technology Risk function and Information Security Group addresses technology and information security related risks. A well-documented Board-approved information security policy and cyber security policy are in place. Your Bank has a robust Business Continuity and Disaster Recovery plan that is periodically tested to ensure that it can meet any operational contingencies. Further, there is a well-documented crisis management plan in place to address the strategic issues of a crisis impacting the Bank and to direct and communicate the corporate response to the crisis including cyber crisis. In addition, employees periodically undergo mandatory business continuity awareness training and sensitisation exercises on a periodic basis. For details on business continuity and crisis management measures, please refer page no. 64. For details on robust cyber security measures, please refer page no. 62. An independent assurance team within Internal Audit acts as a third line of defence that provides assurance on the management of IT-related risks. D. Fraud Monitoring and Control Your Bank has put in place a Whistle Blower and Vigilance Policy and a central vigilance team that oversees the implementation of fraud prevention measures. Frauds are investigated to identify the root cause and relevant corrective steps are recommended to prevent recurrence. Fraud Monitoring committees at the senior management and Board level also deliberate on high value fraud events and advise preventive actions. Periodic reports are submitted to the Board and senior management committees. Compliance Risk Compliance Risk is defined as the risk of impairment of your Bank’s integrity, leading to damage to its reputation, legal or regulatory sanctions, or financial loss, as a result of a failure (or perceived failure) to comply with applicable laws, regulations, and standards. Your Bank has a Compliance Policy to ensure the highest standards of compliance. A dedicated team of subject matter experts in the Compliance Department works with business, support and operations teams to ensure active Compliance Risk management and monitoring. The team also provides advisory services on regulatory matters. The focus is on identifying and reducing risk by rigorously testing products and also putting in place robust internal policies. Products that adhere to regulatory norms are tested after rollout and shortcomings, if any, are fully addressed till the product stabilises. Internal policies are reviewed and updated periodically as per agreed frequency or based on market actions or regulatory guidelines/ actions. The compliance team also seeks regular feedback on regulatory compliance from product, business and operation teams through self-certifications and monitoring. ICAAP Your Bank has a structured management framework in the Internal Capital Adequacy Assessment Process (ICAAP) to identify, assess and manage all risks that may have a material adverse impact on its business/financial position/capital adequacy. The ICAAP framework is guided by the Board approved ICAAP Policy. Stress Testing Framework Your Bank has implemented a Board approved Stress Testing Policy and Framework which forms an integral part of the Bank’s ICAAP. Stress testing involves the use of various techniques to assess your Bank’s potential vulnerability to extreme but plausible stressed business conditions. The changes in the levels of Pillar I risks and select Pillar II risks, along with the changes in the on and off-Balance Sheet positions of your Bank are assessed under assumed ‘stress’ scenarios and sensitivity factors. The suite of stress scenarios include topical themes as well as historically observed geopolitical / macroeconomic / sectoral and other trends. The stress testing outcome may be analysed through capital impact and/or identification of vulnerable borrowers depending on the scenario. Group Risk Your Bank has two subsidiaries, HDB Financial Services Limited and HDFC Securities Limited. The Board of each subsidiary is responsible for managing their respective material risks (Credit Risk, Concentration Risk, Market Risk, Operational Risk, Liquidity Risk, Interest Rate Risk on Banking Book, Technology Risk, Reputation Risk, Compliance Risk, Business Risk and others). The Group Risk Management Committee (GRMC) was instituted in your Bank under the ICAAP framework to establish a formal and dedicated structure to periodically assess the nature/ quantum of material risks of the subsidiaries and adequacy of its risk management processes. Stress testing for the group as a whole is carried out by integrating the stress tests of the subsidiaries. Similarly, capital adequacy projections are formulated for the group after incorporating the business/ capital plans of the subsidiaries. Business Continuity Planning (BCP) Your Bank has a robust BCP program in place that enabled it to continue to operate and deliver quality services during COVID and beyond. Our ISO22301:2019 certified Business Continuity Program enables us to minimize service disruptions HDFC Bank Limited Integrated Annual Report 2022-23 189

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and potential impact on our employees, customers and business during any unforeseen adverse events or circumstances. This program is designed in accordance with the guidelines issued by regulatory bodies and is subject to regular internal, external, and regulatory reviews. The central Business Continuity Office works towards strengthening the Bank's continuity preparedness. The implementation of the program is overseen by the Business Continuity Steering Committee which is chaired by the Chief Risk Officer. The Business Continuity Procedure has well defined roles and responsibilities for teams involved in Crisis Management, Business Recovery, Emergency Response, and IT Disaster Recovery.

Some of the key roles in this program are as follows:

- Steering Committee for centralized monitoring of your Bank's Business Continuity program implementation
- Crisis Management teams for effective management of recovery operations during disruptive events
- Dedicated DR site for recovery of critical core and customer facing applications
- Functional recovery plans for structured and speedy recovery of operations
- Periodic drills are done for testing the effectiveness of these recovery plans.

As a responsible Bank, these robust practices have enabled us to continue delivering services seamlessly to customers through the disruptive events and beyond.

## Internal Controls, Audit and Compliance

Your Bank has put in place extensive internal controls and processes to mitigate Operational Risks, including centralised operations and 'segregation of duty' between the front office and back office. The front-office units usually act as customer touchpoints and sales and service outlets while the back-office carries out the entire processing, accounting and settlement of transactions in the Bank's core banking system. The policy framework, definition and monitoring of limits is carried out by various mid-office and risk management functions. The credit sanctioning and debt management units are also segregated and do not have any sales and operations responsibilities.

Your Bank has set up various executive-level committees, with participation from various business and control functions, that are designed to review and oversee matters pertaining to capital, assets and liabilities, business practices and customer service, operational risk, information security, business continuity planning and internal risk-based supervision among others. The second line of defence functions set standards and lay down policies and procedures by which the business functions manage risks, including compliance with applicable laws, compliance with regulatory guidelines, adherence to operational controls and relevant standards of conduct. At the ground level, your Bank has a mix of preventive and detective controls implemented through systems and processes, ensuring a robust framework in your Bank to enable correct and complete accounting, identification of outliers (if any) by the Management on a timely basis for corrective action and mitigating operational risks.

Your Bank has put in place various preventive controls:

a. Limited and need-based access to systems by users

b. Dual custody over cash and near-cash items

c. Segregation of duty in processing of transactions vis-à-vis creation of user IDs

d. Segregation of duty in processing of transactions vis-à-vis monitoring and review of transactions/ reconciliation

e. Four eye principle (maker-checker control) for processing of transactions

f. Stringent password policy

g. Booking of transactions in core banking system mandates the earmarking of line/limit (fund as well as non-fund based) assigned to the customer

h. STP processes between core banking system and payment interface systems for transmission of messages

i. Additional authorisation leg in payment interface systems in applicable cases

j. Audit logs directly extracted from systems

k. Empowerment grid

Your Bank also has detective controls in place:

(a) Periodic review of user IDs

(b) Post-transaction monitoring at the back-end by way of call back process (through daily log reports) by an independent person, i.e., to ascertain that entries in the core banking system/messages in payment interface systems are based on valid/authorised transactions and customer requests

(i) Daily tally of cash and near-cash items at end of day

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Introduction to Our How We Our Responsible Overview HDFC Bank Performance Create Value Strategy Business (ii) Reconciliation of Nostro accounts (by an independent team) to ascertain and match-off the Nostro credits and debits (External or Internal) regularly to avoid / identify any unreconciled/ unmatched entries passing through the system (c) Reconciliation of all Suspense Accounts and establishment of responsibility in case of outstanding (d) Independent and surprise checks periodically by supervisors. Your Bank has an Internal Audit Department which is responsible for independently evaluating the adequacy and effectiveness of all internal controls, risk management, governance systems and processes and is manned by appropriately qualified personnel. This department adopts a risk-based audit approach and carries out audits across various businesses i.e., Retail, Wholesale and Treasury (for India and Overseas books), audit of Operations units, Management and Thematic audits, Information Security audit, Revenue audit and Concurrent audit in order to independently evaluate the adequacy and effectiveness of internal controls on an ongoing basis and proactively recommending enhancements thereof. The Internal Audit Department, during the course of audit, also ascertains the extent of adherence to regulatory guidelines, legal requirements and operational processes and provides timely feedback to the Management for corrective actions. A strong oversight on the operations is also kept through off-site monitoring by use of data analytics to study trends/patterns to detect outliers (if any) and alert the Management. The Internal Audit Department also independently reviews your Bank’s implementation of Internal Rating Based (IRB)- approach for calculation of capital charge for Credit Risk, the appropriateness of your Bank’s ICAAP, as well as evaluates the quality and comprehensiveness of your Bank’s disaster recovery and business continuity plans and also carries out management self-assessment of adequacy of the Bank’s internal financial controls and operating effectiveness of such controls in terms of Sarbanes Oxley (SOX) Act and Companies Act, 2013. The Internal Audit Department plays an important role in strengthening of the Control functions by periodically reviewing their practices and processes as well as recommending enhancements thereof. Additionally, oversight is also kept on the functioning of the subsidiaries, related party transactions and extent of adherence to the licensing conditions of the RBI. Any new product/process introduced in your Bank is reviewed by Compliance function in order to ensure adherence to regulatory guidelines and also by Internal Audit from the perspective of existence of internal controls. The Audit function also proactively recommends improvements in operational processes and service quality, wherever deemed fit. To ensure independence, the Internal Audit Function has a reporting line to the Audit Committee of the Board and a dotted line reporting to the Managing Director for administrative purposes. The Compliance function independently tracks, reviews and ensures compliance with regulatory guidelines and promotes a compliance culture in the Bank. Your Bank has a comprehensive Know Your Customer, Anti Money Laundering (AML) and Combating Financing of Terrorism (CFT) policy (based on the RBI guidelines/provisions of the Prevention of Money Laundering Act, 2002) incorporating the key elements of Customer Acceptance Policy, Customer Identification Procedures, Risk Management and Monitoring of Transactions. The policy is subjected to an annual review and is duly approved by the Board. Your Bank besides having robust controls in place to ensure adherence to the KYC guidelines at the time of account opening also has monitoring process at various stages of the customer lifecycle including a continuous review process in the form of transaction monitoring carried out by a dedicated AML CFT monitoring team, which carries out transaction reviews for identification of suspicious patterns/trends that enables your Bank to further carry out enhanced due diligence (wherever required) and appropriate actions thereafter. The Audit team and the Compliance team undergo regular training both in-house and external to equip them with the necessary knowhow and expertise to carry out the function. The Audit Committee of the Board reviews the effectiveness of controls, compliance with regulatory guidelines as also the performance of the Audit and Compliance functions in your Bank and provides direction, wherever deemed fit. Your Bank has always adhered to the highest standards of compliance and has put in place appropriate controls and risk measurement and risk management tools to ensure a robust compliance and governance structure. Performance of Subsidiary Companies Your Bank has two subsidiaries, HDB Financial Services Limited (HDBFSL) and HDFC Securities Limited (HSL). HDBFSL is a leading NBFC that caters primarily to segments not covered by the Bank while HSL is among India’s leading retail broking firm. The financial results of the subsidiaries are prepared in accordance with notified Indian Accounting Standards (‘Ind-AS’). HDFC Bank Limited Integrated Annual Report 2022-23 191

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The detailed financial performance of the companies is given below.

TRANSACTING CUSTOMERS OF HSL

**11.93 lakh**

### HDFC Securities Limited (HSL)

HSL's Total Income under Indian Accounting Standards was ₹ 1,891.6 crore as against ₹ 1,990.3 crore in the previous year and Net Profit was ₹ 777.2 crore as against ₹ 984.3 crore in the previous year. The company has a customer base of 44.87 lakh to whom it offers an exhaustive range of investment and protection products. In the year under review, HSL had 11.93 lakh transacting customers. The focus on digitalisation continued. Notably, 92 per cent of its customers accessed its services digitally, against 91 per cent in the previous year.

In a conscious effort to rationalise the distribution network with greater emphasis on digital offerings, HSL consolidated its existing branches to end with 209 branches across 147 cities / towns at the end of the year. It created digital boarding journeys which led to more than 50 per cent customers being onboarded digitally.

In the case of Margin Trade Funding (MTF), the average book size during the year was ₹ 3,190 crore, against the average book size of ₹ 2,992 crore in the last financial year. The book size at the year-end stands at ₹ 2,752 crore.

Nifty started Financial Year 2023 on a weak note and touched a low in June 2022 as the US Fed stepped up monetary tightening following a surprise inflation number in the US. Nifty rose later as crude prices began to fall and softer economic data from the US raised hopes that the US Fed may not opt for aggressive rate hikes. Nifty touched a new high in December 2022. This was driven by improving economic numbers in India and persistent buying by FPIs and locals. A bout of correction followed and the fiscal year ended with Nifty closing marginally in the negative. In Financial Year 2023, Nifty outperformed the US markets but ended being behind the European and Japanese markets. Nifty Midcap 100 index ended 1.1 per cent higher while the Nifty Smallcap 100 index ended 13.8 per cent lower. Within sectors, Capital Goods, Banks, FMCG and Auto indices rose smartly, while IT, Metals, Realty and Healthcare indices ended in the negative. As on March 31, 2023, your Bank held 95.6 per cent stake in HSL.

### HDB Financial Services Limited (HDBFSL)

HDB Financial Services Limited (HDBFSL) is a subsidiary of the Bank and is a Non-Banking Finance Company (NBFC). It specialises in providing credit solutions to fulfil the varied needs of its customers which include first-time borrowers and the underserved segments.

HDBFSL has continued to focus on diversifying its products and expanding its distribution while augmenting its digital infrastructure and offerings to effectively deliver credit solutions. It has a strong network of over 1,492 branches spread across 1,054 cities. As on March 31, 2023, your Bank held 94.8 per cent stake in HDBFSL.

Synopsis of its performance across key parameters is as below:

| Key Parameters | FY 23 (₹ crore) | FY 22 (₹ crore) | % Increase |
|---|---|---|---|
| Net Interest Income | 5,416 | 5,037 | 7.9 |
| Profit afer Tax | 1,959 | 1,011 | 93.7 |
| Loan Disbursements | 44,802 | 29,033 | 64.8 |
| Assets under Management (AUM) as at year end | 70,084 | 61,444 | 14 |

A deeper insight into its business and products and services is as below:

#### LOANS

HDBFSL offers a diverse range of product offerings (secured and unsecured) to various customer segments. These include Consumer Loans, Enterprise Loans, Asset Finance and Micro-Lending.

#### Consumer Loans

Consumer loans are provided to individuals for personal or household purposes to meet their short to medium term requirements. It comprises loans for consumer durables, lifestyle products and digital products, Personal Loans, Auto Loans for new and used cars, Two-Wheeler Loan and Gold Loan.

#### Enterprise Loans

HDBFSL offers secured and unsecured loans designed to meet the needs of Small and Micro Enterprises including working capital and term loans. Various types of loans are offered to meet the diverse financial needs of the enterprises. The loans offered include Unsecured Business Loan, Enterprise Business Loan, Loan Against Property, Loan Against Securities and auto-refinance. These loans cater to the financial requirements of enterprises for the purchase of new machinery, inventory, or revamping the business, among others.

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Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

**Loan Against Property** is offered for the purpose of business expansion or as working capital. HDBFSL also provides loan against rental income receivable on leased property, and accepts securities like insurance policy, debt instruments, depending on the customer's financial profile and ability. Loan Against Securities ensures that customers can meet their immediate cash requirements by pledging their investments or securities like insurance policy, debt instruments and bonds with HDBFSL without having to liquidate them. Auto Refinance is working capital loans offered to customers, which can be availed on hypothecation of vehicles.

#### Asset Finance

HDBFSL provides loans for the purchase of new and used commercial vehicles and construction equipment that generate income for borrowers. It also offers working capital loans through refinancing of existing vehicles. The customer base includes fleet owners, first-time users, first-time borrowers, and captive use buyers. HDBFSL also facilitates loans for procurement, refinancing, or repurchase of construction equipment, as well as customised tractor loans to meet agricultural or commercial needs.

#### Micro Lending

HDBFSL offers micro-loans to borrowers through the Joint Liability Groups (JLG) framework to empower and promote financial inclusion for sustainable development.

These loans were initiated in 2019 and are currently available in seven states including Maharashtra, Bihar, Rajasthan, Gujarat, Madhya Pradesh and Odisha, covering 67 districts.

#### Fee-Based Products/Insurance Services

HDBFSL has a licence from the Insurance Regulatory and Development Authority of India (IRDAI) and is a registered Corporate Insurance Agent certified to sell both Life and General (Non-Life) insurance products. HDBFSL has tie-ups with HDFC Life Insurance Co. Ltd. and Aditya Birla Sun Life Insurance for life insurance products. HDBFSL has partnered with HDFC Ergo General Insurance Co. Ltd. and Tata AIG General Insurance Co. Ltd. for general insurance products.

#### BPO Services

HDBFSL runs a Collections BPO business, offering end-to end specialised collection services with domain expertise in collections tele-calling, recovery management, collections analytics and cash reconciliation management. HDBFSL also delivers back-office services such as forms processing, document verification, finance and accounting services, correspondence management and front office services such as contact centre management / outbound marketing.

#### The Enablers

HDBFSL's presence across digital channels enables it to offer a wide variety of financial solutions to its customers. They can access and manage their loan account 24/7 through its new, upgraded version of Mobile Banking Application with enhanced features - 'HDB-On-the-Go', Customer Service Portal to manage the loan account, Missed Call Service, WhatsApp Account Management and the Chatbot #AskPriya.

## Other Statutory disclosures

### Number of Meetings of the Board, attendance, meetings and constitution of various Committees

Fifteen (15) meetings of the Board were held during the year under review. The details of Board meetings held during the year, attendance of Directors at the meetings and constitution of various Committees of the Board are included separately in the Corporate Governance Report.

### Annual Return

In accordance with the provisions of Companies Act, 2013, the draft of Annual Return of the Bank in the prescribed Form MGT-7 is available on the website of the Bank at the link https://www.hdfcbank.com/personal/about-us/investor-relations/annual-reports.

### Requirement for maintenance of cost records:

The cost records as specified by the Central Government under section 148(1) of the Companies Act, 2013, are not required to be maintained by the Bank.

### Details in respect of frauds reported by auditors under section 143 (12)

During the year under review, no instances of fraud committed against the Bank by its officers or employees were reported by the Statutory Auditors and Secretarial Auditors under Section 143(12) of the Companies Act, 2013 to the Audit Committee or the Board of Directors of the Bank.

### Directors' Responsibility Statement

Pursuant to Section 134 (3) (c) read with Section 134 (5) of the Companies Act, 2013, the Board of Directors hereby confirm that:

- In the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures.
- We have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Bank as on March 31, 2023 and of the profit of the Bank for the year ended on that date.

HDFC Bank Limited Integrated Annual Report 2022-23 193

Directors' Report

- We have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 2013, for safeguarding the assets of the Bank and for preventing and detecting fraud and other irregularities.
- We have prepared the annual accounts on a going concern basis.
- We have laid down internal financial controls to be followed by the Bank and have ensured that such internal financial controls were adequate and operating effectively.
- We have devised proper systems to ensure compliance with the provisions of all applicable laws and that such systems were adequate and were operating effectively.

## Compliance with Secretarial Standards

The Bank is in compliance with all applicable Secretarial Standards as notified from time to time.

## Statutory Auditors

M. M. Nissim & Co LLP, Chartered Accountants and Price Waterhouse LLP, Chartered Accountants, have conducted the joint statutory audit of the Bank for F.Y. 2022-23, pursuant to the approval of the RBI and the shareholders of the Bank.

The Audit Committee at its meeting held in June 30, 2023 has approved the audit fees to be paid to M.M. Nissim & Co. LLP, Chartered Accountants (MMN) and M/s. Price Waterhouse LLP, Chartered Accountants (PW) subject to approval of the shareholders at the ensuing Annual General Meeting (AGM).

Appropriate resolution in this regard is also being proposed at the ensuing AGM. During the year ended March 31, 2023, fees paid to the statutory auditors and their respective network firms on aggregated basis are as follows:

(₹ crore)

| Fees (excluding taxes) | HDFC Bank to Statutory Auditors | HDFC Bank to network firms of Statutory Auditors | Subsidiaries of HDFC Bank to Statutory Auditors and its network firms |
|---|---|---|---|
| Statutory Audit* | 3.85 | - | - |
| Certification & other audit/ attestation services | 3.25 | - | - |
| Non-audit services | - | - | - |
| Outlays | 0.19 | - | - |
| **Total** | **7.29** | - | - |

* Includes fees to MSKA & Associates, Chartered Accountants, who completed their tenure as joint statutory auditors during the year.

## Disclosure under Foreign Exchange Management Act, 1999

As far as FEMA compliances in relation to strategic downstream investments in the Bank's subsidiaries is concerned, during the year under review, there have been no strategic downstream investments made by Bank in its subsidiaries. Accordingly, the Bank has obtained a certificate from M. M. Nissim & Co. LLP., Chartered Accountants, to this effect.

## Corporate Social Responsibility

The composition of Corporate Social Responsibility & ESG Committee, brief outline of the CSR policy of the Bank and the initiatives undertaken by the Bank on CSR activities during the year are set out in **Annexure 2** of this report in the format prescribed in the Companies (Corporate Social Responsibility Policy) Rules, 2014. This Policy is available on the Bank's website at https://v.hdfcbank.com/csr/our-commitment.html.

## Related Party Transactions

Particulars of contracts or arrangements with related parties referred to in Section 188 (1), as prescribed in Form AOC-2 under Rule 8 (2) of the Companies (Accounts) Rules, 2014 is enclosed as **Annexure 3**.

## Particulars of Loans, Guarantees or Investments

Pursuant to Section 186 (11) of the Companies Act, 2013, the provisions of Section 186 of the Companies Act, 2013, except sub-section (1), do not apply to a loan made, guarantee given or security provided or any investment made by a banking company in the ordinary course of business. The particulars of investments made by the Bank are disclosed in note number 9 of Schedule 18 of the Financial Statements as per the applicable provisions of the Banking Regulation Act, 1949.

## Financial Statements of Subsidiaries and Associates

In terms of Section 134 of the Companies Act, 2013 and read with Rule 8 (1) of the Companies (Accounts) Rules, 2014 the performance and financial position of the Bank's subsidiaries and associates are enclosed as **Annexure 4** to this report.

There were no entities which became or ceased to be the Bank's subsidiaries, associates or joint ventures during the year.

194

Introduction to Our How We Our Responsible Overview HDFC Bank Performance Create Value Strategy Business Whistle Blower Policy / Vigil Mechanism The Bank encourages an open and transparent system of working and dealing amongst its stakeholders. While the Bank’s “Code of Conduct & Ethics Policy” directs employees to uphold Bank values and conduct business worldwide with integrity and highest ethical standards, the Bank has also adopted a “Whistle Blower Policy” to encourage and empower the Employees/ Stakeholders to make or report any Protected Disclosures under the Policy, without any fear of reprisal, retaliation, discrimination or harassment of any kind. This Policy has also been put in place to provide a mechanism through which adequate safeguards can be provided against victimization of employees who avail of this mechanism. The policy would cover and will be applicable to the Protected Disclosures related to violation/ suspected violation of the Code of Conduct including (a) breach of applicable law; (b) fraud or corruption; (c) leakage/suspected leakage of unpublished price sensitive information which are in violation to SEBI (Prohibition of Insider Trading) Regulations, 2015 and related internal policy of the Bank, i.e. Share Dealing Code of the Bank, (d) wilful data breach and/ or unauthorized disclosure of Bank’s proprietary data including customer data. All Protected Disclosures made under the policy shall be made to the Whistle Blower Committee through the following modes; (a) By letter in a closed / sealed envelope addressed to Whistle Blower committee, (b) by submission of the same on the information portal of the Bank, (c) by way of an email addressed to whistleblower@hdfcbank.com. In exceptional circumstances, the Whistle Blower may make such Protected Disclosures directly to the Chairperson of the Audit Committee of the Bank. All Protected Disclosures received under this Policy would be examined by the Whistle Blower Committee and the investigation is furthered assigned to an appropriate Investigation Officer(s) depending on the nature of the subject matter of the Protected Disclosure. Details of Whistle blower complaints received and subsequent action taken and the functioning of the Whistle Blower mechanism are reviewed periodically by the Audit Committee of the Board. During the financial year 2022-23, a total of 177 such complaints were received and taken up for investigation which has resulted in certain staff actions in 57 cases post investigation. The broad categories of whistle blower complaints were in the areas of misappropriation of bank / customer funds, forgery related cases, improper business practices, behavioural issues and corruption. The Policy is available on the website of the Bank at the link https://www.hdfcbank.com/personal/about-us/corporate-governance/codes-and-policies. Securities Class Action Suit On September 3, 2020, a securities class action lawsuit was filed against the Bank and certain of its current and former officers in the United States District Court for the Eastern District of New York. The complaint was amended on February 8, 2021. The amended complaint alleges that the Bank, its former Managing Director, Mr. Aditya Puri, and the present Managing Director & CEO, Mr. Sashidhar Jagdishan made materially false and misleading statements regarding certain aspects of the Bank’s business and compliance policies, which resulted in the Bank’s American Depository Share price declining on July 13, 2020 thereby allegedly causing damage to the Bank’s investors. On April 9, 2021, the Bank, Mr. Puri, and Mr. Jagdishan served their motion to dismiss the amended complaint, and on July 23, 2021, they served their reply brief in support of the motion and filed all of the motion papers. The Court held oral argument on the motion to dismiss on January 14, 2022. The Court vide its Order dated May 1, 2023 granted the Bank’s motion to dismiss the securities class action complaint filed against HDFC Bank, Mr. Aditya Puri and Mr. Sashidhar Jagdishan. The Court had provided 30 days time to the Plaintiff to seek leave to file further amended complaint. The Plaintiff has not filed amended complaint within the stipulated time frame and thus the Court vide its further order dated 8th June has dismissed the Plaintiff’s claim and closed the case.    Material Developments: Scheme of Amalgamation The Board of Directors (the “Board”) of the Bank in its meeting held on April 04, 2022, had approved a composite scheme of amalgamation (the “Scheme”) for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, each a subsidiary of HDFC Limited, with and into HDFC Limited, and (ii) HDFC Limited with and into HDFC Bank (the “Amalgamation”). Based on the valuation provided by the Independent Registered valuers the share exchange ratio arrived and approved by the Board was 42 equity shares of HDFC Bank (each having a face value of ₹ 1) credited as fully paid for every 25 equity shares of HDFC Limited (each having a face value of ₹ 2). The parties to the Scheme inter alia filed a Joint Company Scheme Application with the National Company Law Tribunal, Mumbai Bench (“NCLT”). Pursuant to the order dated October 14, 2022 passed by NCLT, shareholders’ meetings of HDFC Bank and HDFC Limited, respectively, were convened and held to approve the Scheme. The Scheme was approved by the requisite majority of shareholders on November 25, 2022. Post receipt of the said shareholders’ approval, the parties to the Scheme filed a Joint Company Scheme Petition before the NCLT seeking sanction of the Scheme. The NCLT, after hearing the parties to the Scheme, sanctioned the Scheme vide its order                 dated March 17, 2023. HDFC Bank Limited Integrated Annual Report 2022-23 195

Directors’ Report The relevant parties to the Scheme also obtained no-objection/ approval letters from the Reserve Bank of India, the Securities and Exchange Board of India, the stock exchanges, the Competition Commission of India, the Insurance Regulatory and Development Authority of India, the Pension Fund Regulatory and Development Authority and other statutory / regulatory authorities. Considering the aforesaid, the Board of Directors of the Bank, at its meeting held on June 30, 2023, approved July 01, 2023 to be Effective Date of the Scheme and the Appointed Date (relevant appointed date being the Appointed Date-2 for Part D of the Scheme being the amalgamation of HDFC Limited into HDFC Bank), and fixed record dates for allotment / transfer / continuation of equity shares, warrants, non-convertible debentures and commercial papers issued by HDFC Limited to HDFC Bank Limited. Statement on Declaration by Independent Directors Mr. Atanu Chakraborty, Mr. Umesh Chandra Sarangi, Mr. M. D. Ranganath, Mr. Sanjiv Sachar, Mr. Sandeep Parekh, Dr. (Mrs.) Sunita Maheshwari and Mrs. Lily Vadera are the Independent Directors on the Board of the Bank as on March 31, 2023. Mr. Malay Patel ceased to be Independent Director on the Board of the Bank with effect from the close of business hours on March 30, 2023, upon completion of a continuous period of eight years from the date of his initial appointment as Director of the Bank. Pursuant to the provisions of Section 149 of the Act, the Independent Directors have submitted declarations that each of them meets the criteria of independence as provided in Section 149(6) of the Act along with Rules framed thereunder and Regulation 16(1)(b) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015. There has been no change in the circumstances affecting their status as Independent Directors of the Bank. In the opinion of the Board, the Independent Directors possess the requisite integrity, experience, expertise and proficiency required under all applicable laws and the policies of the Bank. Board Performance Evaluation The performance evaluation of the Board, Committees of the Board and the individual members of the Board (including the Chairman) for Financial Year 2022-23, was carried out internally pursuant to the framework laid down by the Nomination and Remuneration Committee (‘NRC’). A questionnaire for the evaluation of the Board, its Committees and the individual members of the Board (including the Chairman), designed in accordance with the said framework and covering various aspects of the performance of the Board and its Committees, including composition, roles and responsibilities, Board processes, Boardroom culture, adherence to Code of Conduct and Ethics, quality and flow of information, as well as measurement of performance in the areas of strength and areas of focus, as identified in the previous year’s evaluation, was sent out to the Directors. The Committees were evaluated inter alia on parameters such as composition, terms of reference, quality of discussions, contribution to Board decisions and balance of agenda between the Committee and the Board. The responses received to the questionnaires on evaluation of the Board and its Committees were placed before the meeting of the Independent Directors for consideration. The assessment of performance of Non-Independent Directors on key personal and professional attributes was also carried out at the meeting of Independent Directors. The assessment of performance of the Independent Directors on the Board (including Chairman) was subsequently discussed by the Board. In addition to the above parameters, the Board also evaluated fulfillment of the independence criteria as specified in SEBI (Listing Obligations and Disclosure Requirement) Regulations, 2015 by the Independent Directors of the Bank and their independence from the management. The evaluation brought out the cohesiveness of the Board, a Boardroom culture of trust and cooperation, and Boardroom discussions which are open, transparent and encourage diverse viewpoints. Other areas of strength included effective discharge of Board’s roles and responsibilities. Some of the areas of focus for the Board going forward included continue to adhere to the best governance practices, increasing time dedicated to strategy- competitive positioning and benchmark, long term succession planning and talent management, improvement in Board processes and quality of information. The Board also noted that while there has been positive development in the areas of focus identified in the previous year’s evaluation, efforts need to continue in that direction. The appropriate feedback was conveyed to the Board members and other concerned stakeholders, for suitable action. Policy on Appointment and Remuneration of Directors and Key Managerial Personnel    Your Bank has in place a Policy for appointment and fit and proper criteria for Directors of the Bank. The Policy lays down the criteria for identification of persons who are qualified an ‘fit and proper’ to become Directors on the Board- such as academic qualifications, competence, track record, integrity, etc. which shall be considered by the NRC while recommending appointment of Directors. The Policy is available on the website of the Bank at the link https://www.hdfcbank.com/personal/ about-us/corporate-governance/codes-and-policies. 196

Introduction to Our How We Our Responsible Overview HDFC Bank Performance Create Value Strategy Business    The remuneration of all employees of the Bank, including Whole Time Directors, Material Risk Takers, Key Managerial Personnel, Senior Management and other employees is governed by the Compensation Policy of the Bank. The same is available at the web-link https://www.hdfcbank.com/personal/about-us/ corporate-governance/codes-and-policies. The Compensation Policy of the Bank, duly reviewed and recommended by the NRC has been articulated in line with the relevant Reserve Bank of India guidelines. Your Bank’s Compensation Policy is aimed to attract, retain, reward and motivate talented individuals critical for achieving strategic goals and long term success. The Compensation Policy is aligned to business strategy, market dynamics, internal characteristics and complexities within the Bank. The ultimate objective is to provide a fair and transparent structure that helps the Bank to retain and acquire the talent pool critical to building competitive advantage and brand equity. Your Bank’s approach is to have a “pay for performance” culture based on the belief that the Performance Management System provides a sound basis for assessing performance holistically. The compensation system should also take into account factors such as roles, skills / competencies, experience and grade / seniority to differentiate pay appropriately on the basis of contribution, skill and availability of talent on account of competitive market forces. The details of the Compensation Policy are also included in Note No. 24 of Schedule 18 forming part of the Accounts. Non-Executive Directors including Independent Directors are paid remuneration by way of sitting fees for attending meetings of the Board and its Committees, which are determined by the Board based on applicable regulatory prescriptions. Further, expenses incurred by them, if any, for attending meetings of the Board and Committees in person are reimbursed at actuals. Pursuant to the relevant RBI guidelines and approval of the shareholders, the Non-Executive Directors, other than the Chairperson, are paid fixed remuneration of ₹ 20,00,000 (Rupees Twenty Lakh Only) per annum for each Non-Executive Director on proportionate basis. Mr. Atanu Chakraborty, Part-time Chairman & Independent Director was paid remuneration of ₹ 35,00,000 per annum during FY 2022-23 as approved by the RBI, in addition to sitting fees and provision of car for official and personal use. Mr. Malay Patel ceased to be Independent Director on the Board of the Bank with effect from the close of business hours on March 30, 2023, upon completion of a continuous period of eight years from the date of his initial appointment as Director of the Bank. Mr. Malay Patel is also an Independent Director on the Board of HDFC Securities Limited, subsidiary of the Bank. Mr. Patel receives sitting fees and reimbursement of expenses at actuals incurred for attending Board/ Committee meetings from the said subsidiary. None of the Directors of your Bank is a director of the Bank’s subsidiaries as on March 31, 2023. Succession Planning The Nomination and Remuneration Committee (‘NRC’) and the Board of Directors (“the Board”), review succession planning and transitions at the Board and Senior Management levels. The Board composition and the desired skill sets/ areas of expertise at the Board level are continuously reviewed and vacancies, if any, are reviewed in advance through a systematic due diligence process. Succession planning at Senior Management levels, including business and assurance functions, is continuously reviewed to ensure continuity and depth of leadership at two levels below the Managing Director. Successors are identified prior to the Senior Management positions falling vacant, to ensure a smooth and seamless transition. Succession planning is a continuous process which is periodically reviewed by the NRC and the Board. Significant and Material Orders Passed by Regulators 1) Reserve Bank of India (RBI) by an order dated May 27, 2021, levied a penalty of ₹ 10 crore (Rupees ten crores only) for marketing and sale of third-party non-financial products to the Bank’s auto loan customers, arising from a whistle blower complaint, which revealed, inter alia, contravention of Section 6(2) and Section 8 of the Banking Regulation Act, 1949. The Bank has discontinued the sale of said third-party non-financial product since October 2019. The penalty was paid by the Bank. 2) SEBI issued final order on January 21, 2021, levying a penalty of ₹ 1 crore on the Bank, in the matter of invocation of securities pledged by BMA Wealth Creators (BRH Wealth Kreators) for availing credit facilities. SEBI also directed the Bank to transfer sale proceeds of ₹ 158.68 crores on invocation of securities, along with interest to escrow account with a nationalised bank by marking lien in favour of SEBI. The Bank challenged SEBI’s order before SAT and SAT, vide its interim order, stayed operation of SEBI’s order. SAT, vide its final order dated February 18, 2022, allowed the Bank’s appeal and quashed SEBI’s Order. 3) RBI issued an Order dated December 02, 2020 (“Order”) to HDFC Bank Limited (the “Bank”) with regard to certain incidents of outages in the internet banking/mobile banking/ payment utilities of the Bank over the past 2 years, including the outages in the Bank’s internet banking and payment system on November 21, 2020 due to a power failure in the primary data centre. RBI, vide above order, advised the Bank (a) to stop all HDFC Bank Limited Integrated Annual Report 2022-23 197

Directors’ Report digital business generating activities planned under its ‘Digital 2.0’ and proposed Business generating applications digital also imposed restrictions and (b) to stop sourcing of new credit card customers. The Bank initiated remedial activities including fixing of staff accountability and the same were communicated to the RBI. Basis the Bank’s submission, RBI vide its letter dated August 17, 2021, relaxed the restriction placed on sourcing of new credit cards customers and further vide its letter dated March 11, 2022 lifted the restrictions on the business generating activities planned under the Bank’s Digital 2.0 program Directors and Key Managerial Personnel In compliance with Section 152 of the Companies Act, 2013, Mr. Kaizad Bharucha will retire by rotation at the ensuing Annual General Meeting and is eligible for re-appointment. A resolution seeking shareholders’ approval for his re-appointment forms a part of the Notice of this AGM. A brief resume is furnished in the report on Corporate Governance for the information of shareholders. Mr. Malay Patel ceased to be Independent Director on the Board of the Bank with effect from the close of business hours on March 30, 2023, upon completion of a continuous period of eight years from the date of his initial appointment as Director of the Bank. Your Board places on record its sincere appreciation for the contribution made by Mr. Malay Patel during his tenure with the Bank and wishes him well in future endeavours. Further, at the meeting of the Board of Directors held on March 04, 2023, the Board has recommended the re-appointment of Mr. Sashidhar Jagdishan as the Managing Director and Chief Executive Officer of the Bank for a period of three (3) years with effect from October 27, 2023, subject to the approval of the Reserve Bank of India and shareholders of the Bank. During the financial year 2022-23, there have been no change in the Directors and Key Managerial Personnel of the Bank other than the above. The Reserve Bank of India (RBI) has granted its approval for the appointment of Mr. Kaizad Bharucha and Mr. Bhavesh Zaveri as Deputy Managing Director and Executive Director respectively, for a period of 3 (three) years commencing from April 19, 2023 upto April 18, 2026 (both days inclusive). The same was approved by the the Nomination and Remuneration Committee (“NRC”) and Board at its respective meetings held on April 27, 2023. The above appointments were subsequently approved by the shareholders through Postal Ballot via remote e-voting on June 11, 2023. Basis the recommendation of NRC, the Board of Directors of the Bank at its meeting dated June 30, 2023: • Appointed Mr. Keki M. Mistry (DIN: 00008886) as an Additional and Non-Executive (Non-Independent) Director of the Bank, with effect from June 30, 2023, liable to retire by rotation. His appointment shall be subject to the approval of the shareholders of the Bank in the ensuing Annual General Meeting. • Appointed Mrs. Renu Karnad (DIN: 00008064) as an Additional and Non-Executive (Non-Independent) Director of the Bank, liable to retire by rotation, with effect from July 1, 2023 i.e. the effective date of the composite scheme of amalgamation inter alia of Housing Development Finance Corporation Limited into and with the Bank. Her appointment shall be subject to the approval of the shareholders of the Bank in the ensuing Annual General Meeting. • Recommended to the Reserve Bank of India (“RBI”), the candidature of Mr. V. Srinivasa Rangan (DIN: 00030248) for appointment as an Executive Director (i.e., Whole-time Director) of the Bank for a period of three (3) years from such date or such other period as may be approved by RBI and subsequently by the shareholders of the Bank. Resolutions seeking shareholders’ approval for appointment of Mr. Keki M. Mistry and Mrs. Renu Karnad forms a part of the Notice of this AGM. A brief resume is furnished in the report on Corporate Governance for the information of shareholders. Particulars of Employees The information in terms of Section 197(12) of the Act read with Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 is given in Annexure 5. Further, the statement containing particulars of employees as required under Section 197(12) of the Companies Act, 2013 read with Rule 5(2) and 5(3) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 is given in an Annexure and forms part of this report. In terms of Section 136(1) of the Companies Act, 2013, the annual report and the financial statements are being sent to the Members excluding the aforesaid Annexure. The Annexure is available for inspection and any Member interested in obtaining a copy of the Annexure may write to the Company Secretary of the Bank. 198

Introduction to Our How We Our Responsible Overview HDFC Bank Performance Create Value Strategy Business Conservation of Energy and Technology Absorption Please refer to page nos. 75 to 78 for information on Conservation of Energy and page no. 182 for information on Technology Absorption. Foreign Exchange Earnings and Outgo During the year, the total foreign exchange earned by the Bank was ₹ 4,081.9 crore (on account of net gains arising on all exchange / derivative transactions) and the total foreign exchange outgo was ₹ 3,243.53 crore towards the operating and capital expenditure requirements. Secretarial Audit In terms of Section 204 of the Companies Act, 2013 and the Rules made thereunder, M/s. Alwyn Jay & Co., Company Secretaries were appointed as Secretarial Auditors of the Bank for the financial year 2022-23. The report of the Secretarial Auditors is enclosed as Annexure 6 to this Report. There are no observations/ qualifications/ comments in the Report of the Secretarial Auditor. Corporate Governance In compliance with Regulation 34 and other applicable provisions of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, a separate report on Corporate Governance along with a certificate of compliance from the Secretarial Auditors, forms an integral part of this Report. Business Responsibility and Sustainability Report The Bank’s Business Responsibility and Sustainability Report in the format adopted by companies in India as per the guidelines of the Securities and Exchange Board of India in this regard forms an integral part of this report. Information under the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013 The relevant information is included in the Corporate Governance Report. Customer complaints and grievance redressal Details of customer complaints and grievance redressal is enclosed as Annexure 7 to this Report. Acknowledgement Your Directors would like to place on record their gratitude for all the guidance and co-operation received from the Reserve Bank of India, Securities Exchange Board of India, Competition Commission of India, National Company Law Tribunal, Stock Exchanges, Insurance Regulatory Development Authority, Pension Fund Regulatory and Development Authority and other government and regulatory agencies. Your Directors would also like to take this opportunity to express their appreciation for the hard work and dedicated efforts put in by the Bank’s employees and look forward to their continued contribution in building a ‘World Class Indian Bank.’ Conclusion The last financial year was when the world began living again as it largely came out of the COVID 19 induced disruptions. The Indian economy demonstrated considerable resilience and is expected to be the fastest growing major economy in the world despite global headwinds and geopolitical tensions. Your Bank has a huge opportunity thanks to the under penetration of banking services in India. It has a strong balance sheet in terms of both size and asset quality. Its consistent performance and customer focus has helped it build a franchise that can capitalise on the opportunity. The merger with HDFC Limited is a positive for its long term growth story with the addition of the home loan product to its portfolio opening up a significant runway. It will continue focusing on its five core values: Customer Focus, Operational Excellence, Product Leadership, People and Sustainability and adhering to high levels of corporate governance. On behalf of the Board of Directors Atanu Chakraborty    Sashidhar Jagdishan    Part-time Chairman                Managing Director and and Independent Director                 Chief Executive Officer Mumbai, June 30, 2023 HDFC Bank Limited Integrated Annual Report 2022-23 199

Directors' Report

# ANNEXURE 1 to the Directors' Report

The ESOP Schemes of the Bank are in compliance with the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 [erstwhile Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014 ("the Regulations")] and the details as per the Regulations and as required to be disclosed pursuant to sub rule (9) of Rule 12 of the Companies (Share Capital and Debentures) Rules, 2014, are as under:

| Schemes | Date of Shareholders Approval | Total No of Options Approved Face value of ₹ 1/- each | Grant Price (₹) FV ₹ 1/- | Options Opening balance FV ₹ 1/- | Options Granted / Options Re-instated FV ₹ 1/- | Options Vested FV ₹ 1/- | Options Exercised & Shares Allotted of ₹ 1/- | Options Forfeited | Options Lapsed | Total Options in Force as on March 31, 2023 |
|---|---|---|---|---|---|---|---|---|---|---|
| Plan F-ESOS 25 | 27th June, 2013 | 20,00,00,000 | 546.33 | 51,43,100 | - | - | 51,00,100 | - | 43,000 | - |
| Plan F-ESOS 26 | 27th June, 2013 | 20,00,00,000 | 548.9 | - | - | - | - | - | - | - |
| Plan F-ESOS 27 | 27th June, 2013 | 20,00,00,000 | 716.6 | 1,23,90,736 | - | - | 48,46,570 | - | 94,540 | 74,49,626 |
| Plan F-ESOS 28 | 27th June, 2013 | 20,00,00,000 | 731.08 | 30,930 | - | - | 30,930 | - | - | - |
| Plan G-ESOS 29 | 21st July, 2016 | 20,00,00,000 | 1,030.6 | 1,71,02,140 | - | 44,92,300 | 87,51,610 | 94,000 | 1,03,750 | 81,52,780 |
| Plan G-ESOS 30 | 21st July, 2016 | 20,00,00,000 | 1,003.03 | 4,89,310 | - | 1,18,400 | 2,16,600 | - | - | 2,72,710 |
| Plan G-ESOS 31 | 21st July, 2016 | 20,00,00,000 | 1,045.23 | 3,83,300 | - | 83,400 | 2,37,300 | 6,200 | 14,800 | 1,25,000 |
| Plan G -ESOS 32 | 21st July, 2016 | 20,00,00,000 | 1,107.18 | 3,68,900 | - | 69,200 | 1,61,500 | 18,800 | 14,800 | 1,73,800 |
| Plan G -ESOS 33 | 21st July, 2016 | 20,00,00,000 | 1229 | 4,05,87,300 | - | 1,00,53,000 | 1,15,24,200 | 5,36,800 | 2,38,900 | 2,82,87,400 |
| Plan G -ESOS 34 | 21st July, 2016 | 20,00,00,000 | 882.85 | 9,53,100 | - | 2,36,100 | 3,24,700 | 18,800 | - | 6,09,600 |
| Plan G -ESOS 35 | 21st July, 2016 | 20,00,00,000 | 1,235.8 | 5,53,78,600 | - | 1,32,37,900 | 27,70,900 | 9,01,500 | - | 5,17,06,200 |
| Plan G -ESOS 36 | 21st July, 2016 | 20,00,00,000 | 1,426.45 | 2,50,40,600 | - | 61,65,900 | 2,37,400 | 6,16,000 | - | 2,41,87,200 |
| Plan G -ESOS 37 | 21st July, 2016 | 20,00,00,000 | 1,516.95 | 2,38,000 | - | 59,600 | - | - | - | 2,38,000 |
| Plan G -ESOS 38 | 21st July, 2016 | 20,00,00,000 | 1,493.5 | - | 1,20,730 | - | - | - | - | 1,20,730 |
| Plan G -ESOS 39 | 21st July, 2016 | 20,00,00,000 | 1,287.05 | - | 6,76,012 | - | - | - | - | 6,76,012 |
| Plan G -ESOS 40 | 21st July, 2016 | 20,00,00,000 | 1,360.75 | - | 97,877 | - | - | - | - | 97,877 |
| Plan G -ESOS 41 | 21st July, 2016 | 20,00,00,000 | 1,486.10 | - | 10,035 | - | - | - | - | 10,035 |
| Plan G -ESOS 42 | 21st July, 2016 | 20,00,00,000 | 1,426.65 | - | 2,92,05,700 | - | - | - | - | 2,92,05,700 |
| Plan G -ESOS 43 | 21st July, 2016 | 20,00,00,000 | 1,673.10 | - | 52,700 | - | - | - | - | 52,700 |
| Plan G -ESOS 44 | 21st July, 2016 | 20,00,00,000 | 1,584.45 | - | 3,17,091 | - | - | - | - | 3,17,091 |
| **Total :-** | | | | 15,81,06,016 | 3,04,80,145 | 3,45,15,800 | 3,42,01,810 | 21,92,100 | 5,09,790 | 15,16,82,461 |

| | |
|---|---|
| Options Exercised during FY 2022-23 | 3,42,01,810 |
| Share Capital Money | 3,42,01,810.00 |
| Share Premium Money Received | 34,12,41,29,047.40 |
| Perquisite Tax Amount Collected | 6,59,64,14,659.00 |
| Total Amount Collected | 40,75,47,45,516.40 |

Note: One (1) share of the face value of ₹ 1/- each would arise on exercise of One (1) Equity Stock Option

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Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

| | |
|---|---|
| Vesting Requirements | Except for the death/ permanent disablement or retirement of the employee, the options will vest only if the employee is in the continuous and uninterrupted employment of the Bank as on the date of vesting |
| Maximum Term of Options | Provided the employee is in the continuous and uninterrupted employment of the Bank, the options vested under the ESOP Schemes 25 to ESOP Scheme 28 and ESOP Scheme 41 to ESOP Scheme 44 will lapse in case the same are not exercised by the employee within 4 years from the respective dates of vesting. However, for the grant of options under the ESOP Schemes 29 to ESOP Scheme 40 the vested options will lapse in case the same are not exercised by the employee within 2 years from the respective dates of vesting.<br>In case of death/ permanent disablement or retirement of the employee to whom the options are granted, all unvested options shall get vested to the employee on the date of happening of such event and should be exercised within one year period or its lapse date whichever is earlier from the date of such event for options granted under ESOP Scheme 23 to ESOP Scheme 34. However, in case of ESOP Scheme 35 to ESOP Scheme 40 the vesting will happen on date of such event and exercisable within two years from the occurrence of the event or its lapse date whichever is earlier and in case of ESOP Scheme 41 to 44 the vesting will happen on date of such event and exercisable within four years from the occurrence of the event or its lapse date whichever is earlier |
| Source of shares | Primary |
| Variation in terms of ESOS | None |

## i. DETAILS OF OPTIONS GRANTED TO CURRENT DIRECTORS AND SENIOR MANAGERIAL PERSONNEL AND KEY MANAGERIAL PERSONNEL

| S.no. | Name | Grade | Final Grant |
|---|---|---|---|
| 1. | Sashidhar Jagdishan | MD | 3,05,186 |
| 2. | Kaizad Bharucha | DM | 2,30,512 |
| 3. | Anjani Kumar Rathor | CX | 89,500 |
| 4. | Arun Kumar Mohanty | CX | 74,400 |
| 5. | Arup Rakshit | CX | 74,400 |
| 6. | Arvind Kapil | CX | 89,500 |
| 7. | Arvind Vohra | CX | 89,500 |
| 8. | Ashima Khanna Bhat | CX | 89,500 |
| 9. | Ashish Parthasarthy | CX | 89,500 |
| 10. | Benjamin Frank | CX | 74,400 |
| 11. | Bhavesh Chandulal Zaveri | CX | 89,500 |
| 12. | Chakrapani Venkatachari | CX | 89,500 |
| 13. | Jimmy M Tata | CX | 89,500 |
| 14. | Nirav Vimal Shah | CX | 89,500 |
| 15. | Parag Rao | CX | 89,500 |
| 16. | Rahul Shukla | CX | 89,500 |
| 17. | Rakesh Singh | CX | 89,500 |
| 18. | Ramesh Lakshminarayanan | CX | 89,500 |
| 19. | Raveesh Kumar Bhatia | CX | 74,400 |
| 20. | Sampath Sathyamurthy Kumar | CX | 89,500 |
| 21. | Sanmoy Chakrabarti | CX | 74,400 |
| 22. | Santosh Gurudas Haldankar | D5 | 13,000 |
| 23. | Smita A Bhagat | CX | 89,500 |
| 22. | Srinivasan Vaidyanathan | CX | 89,500 |
| 23. | Vinay Razdan | CX | 89,500 |

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| | | |
|---|---|---|
| ii. | Other employees who receive a grant in any one year of share-linked instruments (employee stock options and restricted stock units) amounting to 5 % or more of share-linked instruments granted during that year | None |
| iii. | Identified employees who were granted share linked instruments, during any one year, equal to or exceeding 1 percent of the issued capital (excluding outstanding warrants and conversions) | None |
| iv. | Diluted Earnings Per Share (EPS) pursuant to the issue of shares on exercise of share linked instruments calculated in accordance with Accounting Standard (AS) - 20 (Earnings Per Share) | The diluted EPS of the Bank calculated after considering the effect of potential equity shares arising on account of exercise of share-linked instruments is ₹ 78.9 |
| v. | Where the company has calculated the employee compensation cost using the intrinsic value of the share-linked instruments, the difference between the employee compensation cost so computed and the employee compensation cost that shall have been recognized if it had used the fair value of the share linked instruments, shall be disclosed. The impact of this difference on profits and on EPS of the company shall also be disclosed | During the year, the compensation cost for share-linked instruments granted has been recognised basis the fair value of the share-linked instruments calculated based on the Black-Scholes model. |
| vi. | Weighted average exercise prices and weighted average fair values of share-linked instruments shall be disclosed separately for share-linked instruments whose exercise price either equals or exceeds or is less than the market price of the stock share-linked instruments | The weighted average price of the stock options exercised is ₹ 998.7 and the weighted average fair value is ₹ 249.0. No RSU's were eligible for exercise. |
| vii. | A description of the method and significant assumptions used during the year to estimate the fair value of share-linked instruments, at the time of grant including the following weighted average information: | The Bank calculated the fair value of share linked instruments at the time of grant, using Black-Scholes model with the following assumptions |
| I. | Risk-free interest rate | 5.58 percent to 7.59 percent |
| II. | Expected life | 1 to 8 years |
| III. | Expected volatility | 24.08 percent to 34.21 percent |
| IV. | Expected dividends | 0.22 percent to 1.08 percent |
| V. | The price of the underlying share in the market at the time of share linked instrument grant | The market price per share was ₹ 1,493.50, ₹ 1287.05, ₹ 1360.75, ₹ 1486.1, ₹ 1426.65, ₹ 1673.10 and ₹ 1584.45 at the time of grant of options under ESOS 38, ESOS 39, ESOS 40, ESOS 41, ESOS 42, ESOS 43 and ESOS 44 respectively.<br>For RSU, the market price per share was ₹ 1393.6 for RSU 001 and ₹1695.5 for RSU 002 and 003. |
| VI. | The weighted average market price of Bank's shares on NSE at the time of share linked instruments grant | ₹ 1,492.32, ₹ 1,286.32, ₹ 1384.48, ₹ 1468.87, ₹ 1426.27, ₹ 1692.57 and ₹ 1610.57 at the time of grant of options under ESOS 38, ESOS 39, ESOS 40, ESOS 41, ESOS 42, ESOS 43 and ESOS 44respectively.<br>For RSU, the weighted average price was ₹ 1392.46 for RSU 001 and ₹ 1692.57 for RSU 002 and 003. |
| VII. | Method used and assumptions made to incorporate effects of expected early exercise | The Black-Scholes model is used to calculate the fair value of options at the time of grant. |
| VIII. | How expected volatility was determined, including explanation of the extent to which expected volatility was based on historical volatility | Stock expected volatility is completely based on GARCH volatility forecasting model using historical stock prices from the market. |
| IX. | Whether and how any other features of the share linked instrument grant were incorporated into the measurement of fair value, such as a market condition | Stock price and risk-free interest rate are variables based on actual market data at the time of share linked instrument valuation. |

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# ANNEXURE 2 to the Directors' Report

## 1. Brief outline on CSR Policy of the Company:

The banks CSR is implemented under the aegis of 'Parivartan' which is the umbrella brand for all the banks social initiatives. Parivartan aims to bring about a transformation in the communities in which the bank operates through multiple initiatives in the areas of Education, Skill training and livelihood enhancement, Health Care, Sports, Environmental Sustainability and Rural Development. The banks programs are guided by CSR Policy duly approved by the Board which is driven by the vision of "Creating Sustainable Communities". The CSR policy and programs are aligned to comply with the requirements of Section 135 of the Companies Act, 2013 and are monitored by a board level committee.

## 2. Composition of CSR Committee:

| Sl. No. | Name of Director | Designation /Nature of Directorship | Number of meetings of CSR Committee held during the year | Number of meetings of CSR Committee attended during the year |
|---|---|---|---|---|
| 1 | Dr. (Ms.) Sunita Maheshwari | Chairperson, Independent Director | 4 | 4 |
| 2 | Mr. Kaizad Bharucha | Executive Director | 4 | 4 |
| 3 | Mr. Malay Patel | Independent Director | 4 | 4 |
| 4 | Mr. Sanjiv Sachar | Independent Director | 4 | 4 |
| 5 | Mrs. Renu Karnad | Non - Executive Director | 4 | 4 |

**3. Provide the web-link(s) where Composition of CSR Committee, CSR Policy and CSR Projects approved by the board are disclosed on the website of the company.**

https://v.hdfcbank.com/csr/our-commitment.html

**4. Provide the executive summary along with web-link(s) of Impact Assessment of CSR Projects carried out in pursuance of sub-rule (3) of rule 8, if applicable.**

The bank carried out 36 mandatory impact assessment studies in FY 2022-23 as per compliance with the requirements of CSR Rules. Below is the link and details of mandatory 36 impact assessment reports.

https://v.hdfcbank.com/csr/our-commitment.html

| Sr. No. | Project Code | Focus of the Impact Assessment |
|---|---|---|
| 1 | C002-22 | Assessment of a COVID support project for provision of nutrition and hygiene kits for frontline workers |
| 2 | C0105-22 | Assessment of a COVID support project for setting up Oxygen Plants |
| 3 | D003 | Assessment of a project that promoted financial inclusion |
| 4 | D011 | Assessment of a project that focused on improving financial literacy |
| 5 | P0032 | Assessment of a project on promotion of education in remote rural locations |
| 6 | P0040 | Assessment of a project that promoted giving for social causes by Bank employees |
| 7 | P0082 | Assessment of a Holistic Rural Development Project |
| 8 | V085 | Assessment of a project that focused on enhancing classrooms to "Digital Classrooms" |
| 9 | V086 | Assessment of a project that focused on enhancing classrooms to "Digital Classrooms" |
| 10 | P0096 | Assessment of a Holistic Rural Development Project |
| 11 | P0118 | Assessment of a Holistic Rural Development Project |
| 12 | P0155 | Assessment of a Holistic Rural Development Project |
| 13 | P0176 | Assessment of a Holistic Rural Development Project |
| 14 | P0177 | Assessment of a Holistic Rural Development Project |
| 15 | P0201 | Assessment of a Holistic Rural Development Project |
| 16 | P0204 | Assessment of a Holistic Rural Development Project |

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| Sr. No. | Project Code | Focus of the Impact Assessment |
|---|---|---|
| 17 | P0211 | Assessment of a Holistic Rural Development Project |
| 18 | P0213 | Assessment of a Holistic Rural Development Project |
| 19 | P0217 | Assessment of a Holistic Rural Development Project |
| 20 | P0221 | Assessment of a Holistic Rural Development Project |
| 21 | P0233 | Assessment of a Holistic Rural Development Project |
| 22 | P0240 | Assessment of a Holistic Rural Development Project |
| 23 | P0247 | Assessment of a Holistic Rural Development Project |
| 24 | P0251 | Assessment of a Holistic Rural Development Project |
| 25 | P0253 | Assessment of a Holistic Rural Development Project |
| 26 | P0256 | Assessment of a Holistic Rural Development Project |
| 27 | P0258 | Assessment of a Holistic Rural Development Project |
| 28 | P0259 | Assessment of a Scholarships project |
| 29 | C008-22 | Assessment of a COVID Support Project |
| 30 | P0260 | Assessment of a project on promotion of education in public schools in urban cities |
| 31 | P0261 | Assessment of a Holistic Rural Development Project |
| 32 | P0264 | Assessment of utilization of the digital services provided because of support provided through Common Service Centres (CSC). |
| 33 | P0265 | Assessment of a Skill and Livelihood Development project with nursing students from rural background |
| 34 | P0266 | Assessment of a Holistic Rural Development Project |
| 35 | P0480 | Assessment of a project that provided solar lights in rural communities |
| 36 | V083 | Assessment of a Tree Plantation Project |

5.

a) Average net profit of the company as per sub-section (5) of section 135. **INR 41,165.02 Cr**

b) Two percent of average net profit of the company as per sub-section (5) of section 135. **INR 823.30 Cr**

c) Surplus arising out of the CSR Projects or programmes or activities of the previous financial years. **INR 0.55 Cr**

d) Amount required to be set-off for the financial year, if any. **INR 2.96 Cr**

e) Total CSR obligation for the financial year [(b)+(c)-(d)]. **INR 820.89 Cr**

6.

a) Amount spent on CSR Projects (both Ongoing Project and other than Ongoing Project). **INR 803.15 Cr**

b) Amount spent in Administrative Overheads. **INR 14.73 Cr**

c) Amount spent on Impact Assessment, if applicable. **INR 3.01 Cr**

d) Total amount spent for the Financial Year [(a)+(b)+(c)]. **INR 820.89 Cr**

e) CSR amount spent or unspent for the Financial Year:

| Total Amount Spent for the Financial Year. (in ₹ Cr) | Amount Unspent (in ₹) | | | | |
|---|---|---|---|---|---|
| | Total Amount transferred to Unspent CSR Account as per sub-section (6) of section 135. | | Amount transferred to any fund specified under Schedule VII as per second proviso to sub-section (5) of section 135. | | |
| | Amount. | Date of transfer. | Name of the Fund | Amount. | Date of transfer. |
| 820.89 | 0 | NA | NA | NA | NA |

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(b) Excess amount for set-off, if any:

| Sl. No. | Particular | Amount (in ₹ Cr ) |
|---|---|---|
| (1) | (2) | (3) |
| (i) | Two percent of average net profit of the company as per sub-section (5) of section 135 | 823.30 |
| (ii) | Total amount spent for the Financial Year | 820.89 |
| (iii) | Excess amount spent for the Financial Year [(ii)-(i)] | NA |
| (iv) | Surplus arising out of the CSR projects or programmes or activities of the previous Financial Years, if any | 0.55 |
| (v) | Amount available for set off in succeeding Financial Years [(iii)-(iv)] | NA |

**7. Details of Unspent Corporate Social Responsibility amount for the preceding three Financial Years: NA**

| 1 | 2 | 3 | 4 | 5 | 6 | | 7 | 8 |
|---|---|---|---|---|---|---|---|---|
| Sl. No. | Preceding Financial Year(s) | Amount transferred to Unspent CSR Account under sub- section (6) of section 135 (in ₹) | Balance Amount in Unspent CSR Account under sub- section (6) of section 135 (in ₹) | Amount Spent in the Financial Year (in ₹) | Amount transferred to a Fund as specified under Schedule VII as per second proviso to sub- section (5) of section 135, if any | | Amount remaining to be spent in succeeding Financial Years (in ₹) | Deficiency if any |
| | | | | | Amount (in ₹) | Date of Transfer | | |
| 1 | FY-1 | | | | | | | |
| 2 | FY-2 | | | | | | | |
| 3 | FY-3 | | | | | | | |

8. Whether any capital assets have been created or acquired through Corporate Social Responsibility amount spent in the Financial Year:

✓ **Yes** ○ **No**

If Yes, enter the number of Capital assets created/ acquired: 8

HDFC Bank Limited Integrated Annual Report 2022-23 205

Directors’ Report Furnish the details relating to such asset(s) so created or acquired through Corporate Social Responsibility amount spent in the Financial Year: Sl. Short particulars of the Pincode of Date of Amount of Details of entity/ Authority/ beneficiary of the No. property or asset(s) the property creation CSR amount registered owner [including complete or asset(s) spent address and location of the property] (1) (2) (3) (4) (5) (6) CSR Name Registered address Registration Number, if applicable 1 101 TVS Scooty PEP+BSVI 754206 26-07-2022 89,16,000 NA Vehicles Mahanga village, and retro fitment unit kit for handed over to Cuttack, Odisha handicapped and immobile 101 immobile 754206 people in Odisha. Mahanga people of village, Cuttack, Odisha Mahanga 754206 Village 2 Sanitation Machines—221001 07-10-2022 92,13,321 NA Shri Kashi Shri Kashi Vishwanath vacuum cleaner, steam Vishwanath Mandir, Varanasi, Uttar cleaner, scrubbing and Mandir Pradesh- 221001 polishing machine, ride on sweeper, multi-purpose trolley and many more provided to Shri Kashi Vishwanath Mandir, Varanasi, Uttar Pradesh- 221001 3 5 Digital Classrooms—834008 24-02-2023 99,00,000 NA IIM Ranchi IIM Ranchi Classroom Desk cum Suchana Bhawan, Bench, Interactive display Audrey House for classroom in IIM Ranchi Campus, Meur’s Road, Suchana Bhawan, Audrey Ranchi—834 008 House Campus, Meur’s Road, Ranchi—834 008 4 CT Scan Machine and MRI 700023 10-03-2023 7,50,00,000 NA Kolkata Kolkata Municipal Machine provided to Kolkata Municipal Corporation Health Municipal Corporation Corporation Care Facility Health Care Facility. Health Care Kabitirtha Community Kabitirtha Community Hall Facility Hall 17/1, Mansatala 17/1, Mansatala Lane, Lane, Kolkata -700023 Kolkata -700023 5 Digital Radiography System. 243006 13-01-2023 5516000 NA M J P Pilibhit Bypass Rd, Address Pilibhit Bypass Rohilkhand M.J.P Rohilkahand Rd, M.J.P Rohilkahand University, University, Bareilly, University, Bareilly, Uttar Bareilly Uttar Pradesh 243006 Pradesh 243006 6 T1 AMBL FM.26 CR 443201 21-05-2022 8477112 CSR00020766 Sri Gajanan Hatni, AP. Hatani, 3350WB (10+P) AC PS ABS Maharaj Chikhli, MH08, MH, BSVI (Type D). Address: Gramin Vikasva 443201 Hatni, AP. Hatani, Chikhli, Bahuddeshiya MH08, MH, 443201 Sanstha Hatni 206

Introduction to Our How We Our Responsible Statutory Reports and Overview HDFC Bank Performance Create Value Strategy Business Financial Statements Sl. Short particulars of the Pincode of Date of Amount of Details of entity/ Authority/ beneficiary of the No. property or asset(s) the property creation CSR amount registered owner [including complete or asset(s) spent address and location of the property] (1) (2) (3) (4) (5) (6) CSR Name Registered address Registration Number, if applicable 7 Transport 5 Para Multipara 443201 17-06-2022 2900050.8 CSR00020766 Sri Gajanan Hatni, AP. Hatani, Monitor, Defibrillator, Maharaj Chikhli, MH08, MH, Transport Ventilator, Rescue Gramin Vikasva 443201 Equipment Air Splint, ECG Bahuddeshiya Machine 12 Channel, Sanstha Hatni Jumbo Oxygen Cylinder, Portable Oxygen Cylinder and more. Address: 8 Pressure Swing Adsorption 491441 06-05-2022 11800000 NA District Hospital Dongargaon (PSA) type On-site Medical Rajnandangaon Rd, Basantpur, Grade Oxygen Generation Rajnandgaon, Plant of capacity 57.60 Cu. Chhattisgarh 491441 Mtr per hour equivalent to 960 LPM (catering to 195 beds at a flow rate of 5 LPM). Address: Dongargaon Rd, Basantpur, Rajnandgaon, Chhattisgarh 491441 9. Specify the reason(s), if the company has failed to spend two per cent of the average net profit as per sub- section (5) of section 135. NA Dr. (Mrs.) Sunita Maheshwari Sashidhar Jagdishan Chairperson, Managing Director & Chief Executive Officer Corporate Social Responsibility and ESG Committee HDFC Bank Limited Integrated Annual Report 2022-23 207

Directors’ Report ANNEXURE 3 to the Directors’ Report Form No. AOC—2 (Pursuant to clause (h) of sub-section (3) of section 134 of the Act and Rule 8(2) of the Companies (Accounts) Rules, 2014) Form for disclosure of particulars of contracts/arrangements entered into by the company with related parties referred to in subsection (1) of section 188 of the Companies Act, 2013 including certain arm’s length transactions under third proviso thereto 1. Details of contracts or arrangements or transactions not at arm’s length basis: Nil 2. Details of material contracts or arrangement or transactions at arm’s length basis: (` crore) (a) Name(s) of the related party Housing Development Finance Corporation Limited Nature of relationship Promoter of the Bank (b) Nature of contracts/arrangements/transactions Purchase of home loans (c) Duration of the contracts / arrangements/transactions 1 year d) Salient terms of the contracts or arrangements or transactions The Bank has the option (the right but not the obligation) to buy including the value, if any: home loans for a value up to 70% of the loans sourced by the Bank under the arrangement. Housing Development Finance Corporation Limited continues servicing of the assigned portfolio for which the Bank pays servicing fees. Home loans purchased: ` 36,910.13 crore (e) Date(s) of approval by the Board, if any: N.A. (f) Amount paid as advances, if any: Nil • The above mentioned transactions were entered into by the Bank in its ordinary course of business. Materiality threshold has been taken as the criteria prescribed in Rule 15 (3) of the Companies (Meetings of Board and its Powers) Rules, 2014. 208

Introduction to Our How We Our Responsible Statutory Reports and Overview HDFC Bank Performance Create Value Strategy Business Financial Statements ANNEXURE 4 to the Directors’ Report Performance and financial position of subsidiaries of the Bank as on March 31, 2023 (` crore) Name of entity Net assets as of March 31, 2023 Profit or loss for the year ended March 31, 2023 As % of Amount*** As % of Amount*** consolidated net consolidated assets** profit or loss Parent: HDFC Bank Limited 96.81% 280,199.01 95.89% 44,108.71 Subsidiaries*: 1. HDFC Securities Limited 0.60% 1,745.23 1.63% 748.86 2. HDB Financial Services Limited 4.10% 11,857.72 4.55% 2,093.94 Minority Interest in all subsidiaries 0.30% 860.26 0.33% 151.59 *The subsidiaries are domestic entities **Consolidated net assets are total assets minus total liabilities including minority interest ***Amounts are before inter-company elimination. HDFC Bank Limited Integrated Annual Report 2022-23 209

Directors' Report

# ANNEXURE 5 to the Directors' Report

## Disclosures on Remuneration

### 1. Ratio of Remuneration of each director to the median employees' remuneration for the FY 2022-23

| Name and Designation | Ratio |
|---|---|
| Malay Patel[1], Independent Director | 14.23 : 1 |
| Umesh Chandra Sarangi, Independent Director | 14.84 : 1 |
| Renu Karnad, Non-Executive Director (Nominee of HDFC Ltd) | 14.84 : 1 |
| Sanjiv Sachar, Independent Director | 15.67 : 1 |
| Sandeep Parekh, Independent Director | 18.56 : 1 |
| MD Ranganath, Independent Director | 16.29 : 1 |
| Sunita Maheshwari, Independent Director | 9.90 : 1 |
| Atanu Chakraborty, Part-time Chairman and Independent Director | 17.32 : 1 |
| Lily Vadera, Independent Director | 10.10 : 1 |
| Sashidhar Jagdishan, Managing Director & CEO* | 150.21 : 1 |
| Kaizad Bharucha, Executive Director* | 139.40 : 1 |

*In case of Managing Director & CEO and the Executive Director, the Bank has considered the annualised fixed pay for the computation of ratios. Fixed pay includes - salary, allowances, retiral benefits as well as value of perquisites as approved by the Reserve Bank of India. Variable Pay has been excluded from the same.

For the Directors other than Managing Director & CEO and Executive Director, the actual remuneration paid during the year 2022 - 2023 has been considered while calculating the ratio of remuneration to the median employees' remuneration.

**Note:**

[1] Mr. Malay Patel ceased to be Independent Director on the Board of the Bank with effect from the close of business hours on March 30, 2023, upon completion of a continuous period of eight years from the date of his initial appointment as Director of the Bank.

### 2. PERCENTAGE INCREASE IN REMUNERATION OF EACH DIRECTOR, CFO, CEO, CS OR MANAGER, IF ANY, IN THE FY 2022-23

| Designation | Percentage Increase |
|---|---|
| Managing Director[A] | 0.00 |
| Executive Director[B] | 0.00 |
| Chief Financial Officer | 4.24 |
| Company Secretary[C] | 10.08 |

[A & B] As per the salary review approval process of the Reserve Bank of India, the salary increment proposal to be effected from April 01 in a given financial year can only be made in the subsequent financial year post assessment of performance for the reference financial year. For e.g. salary increment proposal to be made to the RBI effective April 01, 2022 can only be made post assessment of performance for the financial year 2022 - 2023. The approval received from the RBI will therefore be retrospectively applied from April 01, 2022. In light of aforementioned process, the salary increase given in the particular year will always be reported as zero.

The percentage increase in remuneration for the Managing Director and Executive Director in FY 2021-22 was 5.03% and 5.18% respectively. The remuneration for the Managing Director and Executive Director for performance in FY 2021-22, effective April 01, 2021 was approved by the RBI vide their letter dated March 01, 2023.

The salary increase for performance in previous financial year i.e. 2021 - 2022 paid retrospectively from April 01, 2021 was approved by the RBI on March 01, 2023.

[C]Mr. Santosh Gurudas Haldankar was promoted on December 01, 2022. The percentage increase mentioned in the table is the overall increase in FY 2022-23 which is inclusive of the promotion related increase in salary.

**Non-executive / Independent Directors:**

The Non-Executive Directors are paid sitting fees of ₹ 50,000 or ₹ 100,000 per meeting for attending Committee & Board meetings. The Non-Executive Directors, other than the Chairman, are paid fixed remuneration of ₹ 20,00,000 (Rupees Twenty Lakh Only) per annum for each Non-Executive Director, on proportionate basis.

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Mr. Atanu Chakraborty, Part-time Chairman & Independent Director was paid remuneration of ₹ 35,00,000 per annum during FY 2022-23 as approved by the RBI, in addition to sitting fees and provision of car for official and personal use.

## 3. Percentage increase in the median remuneration of employees in the FY 2022-23

The percentage increase in median remuneration of employees in the FY 2022-23 was 2.51%. This includes front line sales and overseas staff.

## 4. The number of permanent employees on the rolls of the Bank

As of March 31, 2023, the number of permanent employees on the rolls of the Bank was 1,73,222.

## 5. Average percentage increase already made in the salaries of employees other than the managerial personnel in the last financial year and its comparison with the percentage increase in the managerial remuneration and justification thereof and point out if there are any exceptional circumstances for increase in the managerial remuneration.

The average percentage increase for Key Managerial Personnel: 7.16%*

The average percentage increase for Non-Managerial Staff : 8.04%

The average percentage increase in the salaries is inclusive of front-line sales and overseas staff and is primarily on account of annual fixed pay increase and promotions.

*The average percentage increase is only for Company Secretary and Chief Financial Officer. Whole Time Directors are excluded from the calculation since they did not receive increment for the financial year 2022 - 2023. For more details please refer to the foot notes of point number 2.

## 6. Affirmation that the remuneration is as per the remuneration policy of the company:

Yes

HDFC Bank Limited Integrated Annual Report 2022-23 211

Directors’ Report ANNEXURE 6 to the Directors’ Report FORM NO. MR-3 (iv) Foreign Exchange Management Act, 1999 and the SECRETARIAL AUDIT REPORT Rules and Regulations made thereunder for compliance to the extent of Foreign Direct Investment, Overseas FOR THE FINANCIAL YEAR ENDED MARCH 31, 2023 Direct Investment and External Commercial Borrowings, [Pursuant to section 204(1) of the Companies Act, 2013 and as applicable; Rule No.9 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014] (v) The following Regulations and Guidelines prescribed under the Securities and Exchange Board of India Act, 1992 (‘SEBI Act’), as amended from time to time: To, The Members, a) The Securities and Exchange Board of India HDFC Bank Limited (Substantial Acquisition of Shares and Takeovers) Regulations, 2011; We have conducted the Secretarial Audit of the compliance of applicable statutory provisions and the adherence to b) The Securities and Exchange Board of India good corporate practices by HDFC Bank Limited (CIN: (Prohibition of Insider Trading) Regulations, 2015; L65920MH1994PLC080618) (hereinafter called “the Bank”). c) The Securities and Exchange Board of India The Secretarial Audit was conducted in a manner that provided (Issue of Capital and Disclosure Requirements) us a reasonable basis for evaluating the corporate conduct, Regulations, 2018; statutory compliances and expressing our opinion thereon. d) The Securities and Exchange Board of India (Share Based on our verification of the Bank’s statutory registers, Based Employee Benefits and Sweat Equity) books, papers, minute books, forms and returns filed and other Regulations, 2021; records maintained by the Bank and the information provided by the Bank, its officers, agents and authorized representatives e) The Securities and Exchange Board of India during the conduct of secretarial audit, we hereby report that in (Issue and Listing of Non-Convertible Securities) our opinion, the Bank has, during the audit period covering the Regulations, 2021; financial period ended on March 31, 2023, complied with the statutory provisions listed hereunder and also that the Bank has f) The Securities and Exchange Board of India (Registrars followed proper Board processes and has required compliance to an Issue and Share Transfer Agents) Regulations, mechanism in place to the extent, in the manner and subject to 1993 regarding the Companies Act and dealing with the reporting made hereinafter: client—Not applicable to the Bank during the financial year under review; We have examined the books, papers, minutes books, forms and returns filed and other records maintained by the Bank for g) The Securities and Exchange Board of India (Delisting the financial period ended on March 31, 2023 in accordance of Equity Shares) Regulations, 2021—Not applicable with the provisions of: to the Bank during the financial year under review; (i) The Companies Act, 2013 (the Act) and the Rules h) The Securities and Exchange Board of India (Buyback made thereunder; of Securities) Regulations, 2018—Not applicable to the Bank during the financial year under review; (ii) The Securities Contracts (Regulation) Act, 1956 (‘SCRA’) and the Rules made thereunder; i) The Securities and Exchange Board of India (Depositories and Participants) Regulations, 2018; (iii) The Depositories Act, 1996 and the Regulations and Bye-laws framed thereunder; j) The Securities and Exchange Board of India (Bankers to an issue) Regulations, 1994; 212

Introduction to Our How Overview HDFC Bank Performance Create k) The Securities and Exchange Board of India (Merchant Bankers) Regulations, 1992; l) The Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2019 (vi) Other specific business/industry related laws applicable to the Bank—The Bank has complied with the provisions of the Banking Regulation Act, 1949, Master Circulars, Notifications and Guidelines and other directions pertaining to commercial banking issued by Reserve Bank of India (RBI) from time to time. Further, the Bank has complied with other applicable general business laws, rules, regulations and guidelines. We have also examined compliance with the applicable clauses of the following: i. Secretarial Standards with regard to Meeting of Board of Directors (SS-1) and General Meetings (SS-2) issued by The Institute of Company Secretaries of India; and ii. The Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015. During the period under review, the Bank has complied with the provisions of the Act, Rules, Regulations, Guidelines and Standards mentioned above. We further report that: (a) The Board of Directors of the Bank is duly constituted with proper balance of Executive Directors, Non-Executive Directors and Independent Directors. (b) The changes in the composition of the Board of Directors that took place during the period under review were carried out in compliance with the provisions of the Act. (c) Adequate notice is given to all directors to schedule the Board Meetings, agenda and detailed notes on agenda were sent in advance as prescribed under the applicable Secretarial Standards, and a system exists for seeking and obtaining further information and clarifications on the agenda items before the meeting and for meaningful participation at the meeting. (d) The minutes of the Board meetings and Committee Meetings have not identified any dissent by members of the Board /Committee of the Board respectively hence we have no reason to believe that the decisions by the Board were not approved by all the directors/members present. We further report that, there are adequate systems and processes in the Bank commensurate with the size and operations of the Bank to monitor and ensure compliance with applicable laws, rules, regulations and guidelines. As informed, the Bank has responded appropriately to communication received from various statutory / regulatory authorities including initiating actions for corrective measures, wherever found necessary. We further report that during the audit period the following events / actions have taken place, having a major bearing on the Bank’s affairs in pursuance of the above referred laws, rules, regulations, guidelines and standards: 1. The Hon’ble National Company Law Tribunal, Mumbai Bench vide its order passed on March 17, 2023, had sanctioned the Composite Scheme of Amalgamation for the amalgamation of: i. HDFC Investments Limited and HDFC Holdings Limited, Wholly Owned Subsidiaries of Housing Development Finance Corporation Limited (“HDFC Limited”) with and into HDFC Limited; and ii. HDFC Limited with and into the Bank and their respective shareholders and creditors under section 230 to 232 of the Companies Act, 2013. The Bank is in process of completing necessary formalities before filing form INC-28 with the Registrar of Companies. 2. Approval of the Board of Directors of the Bank at its meeting held on August 26, 2022 had approved the divestment of ` 4,920 Million Compulsorily Convertible Debentures (CCDs) III of ONGC Petro Additions Limited and sell the said CCDs to L1 bidder, ICICI Bank Limited, before the put option date of August 29, 2022. 3. The Bank, acting through GIFT City IFSC Banking Unit, has raised U.S.$ 75,00,00,000 (U.S.$ 0.75 Billion) by the issue and allotment of 5.686% Senior Unsecured Reg S US$ Bonds under the US$ 3 Billion Medium Term Note Programme to overseas investors. The Notes will be listed on the India International Exchange (IFSC) Limited and the NSE IFSC Limited (NSE International Exchange). 4. Approval of the Shareholders was obtained at the Annual General Meeting held on July 16, 2022 to borrow or raise funds in Indian Currency by issue of Unsecured Perpetual Debt Instruments (part of Additional Tier I Capital), Tier HDFC Bank Limited Integrated Annual Report 2022-23 213

Directors’ Report II Capital Bonds and Long-Term Bonds (Financing of Infrastructure & affordable Housing) on a private placement basis for an amount in aggregate not exceeding ` 50,000 Cr; 5. Approval of the Shareholders was obtained through Postal Ballot conducted through Remote E-voting on May 14, 2022 for Adoption of Employee Stock Incentive Plan 2022. 6. The Bank has issued and allotted 7.84% Unsecured, Subordinated, Fully Paid-up, Non-Convertible, Base III Compliant Perpetual Debt Instruments in the nature of Debentures for inclusion in Additional Tier I Capital amounting to ` 3,000 Crore (3,000 Bonds of face value ` 1,00,00,000/- each) on a private placement basis on September 8, 2022. 7. The Bank has issued and allotted 7.84% Unsecured, Subordinated, Fully Paid-up, Non-Convertible, Base III Compliant Tier 2 Bonds in the nature of debentures for augmenting Tier 2 capital and overall capital of the Bank amounting to ` 5,000 Crore (5,000 Bonds of face value ` 1,00,00,000/- each) on a private placement basis on December 16, 2022. 8. The Bank has allotted 3,42,01,810 Equity Shares of `1/- each under “Employee Stock Option Schemes” of the Bank. Note: This report is to be read with our letter of even date which is annexed as Annexure A and forms an integral part of this report. 214

Introduction to Our How We Our Responsible Statutory Reports and Overview HDFC Bank Performance Create Value Strategy Business Financial Statements Annexure A To The Members, HDFC Bank Limited Secretarial Audit Report of even date is to be read along with this letter. 1. The compliance of provisions of all laws, rules, regulations, standards applicable to HDFC Bank Limited (hereinafter called ‘the Bank’) is the responsibility of the management of the Bank. Our examination was limited to the verification of records and procedures on test check basis for the purpose of issue of the Secretarial Audit Report. 2. Maintenance of secretarial and other records of applicable laws is the responsibility of the management of the Bank. Our responsibility is to issue Secretarial Audit Report, based on the audit of the relevant records maintained and furnished to us by the Bank, along with explanations where so required. 3. We have followed the audit practices and processes as were appropriate to obtain reasonable assurance about the correctness of the contents of the secretarial and other legal records, legal compliance mechanism and corporate conduct. Further part of the verification was done on the basis of electronic data provided to us by the Bank and on test check basis to ensure that correct facts as reflected in secretarial and other records produced to us. We believe that the processes and practices we followed, provides a reasonable basis for our opinion for the purpose of issue of the Secretarial Audit Report. 4. We have not verified the correctness and appropriateness of financial records and Books of Accounts of the Bank. 5. Wherever required, we have obtained the management representation about list of applicable laws, compliance of laws, rules and regulations and major events during the audit period. 6. The Secretarial Audit Report is neither an assurance as to the future viability of the Bank nor of the efficacy or effectiveness with which the management has conducted the affairs of the Bank. HDFC Bank Limited Integrated Annual Report 2022-23 215

Directors' Report

# ANNEXURE 7 to the Directors' Report

## Disclosure for complaints and grievance redress

### Summary information on complaints received by the Bank from the customers and from the Office of Ombudsman:

| Sr. No. | Particulars | March 31, 2023 | March 31, 2022 |
|---|---|---|---|
| | Complaints received by the bank from its customers | | |
| 1 | Number of complaints pending at beginning of the year | 6,878 | 6,263 |
| 2 | Number of complaints received during the year | 4,29,354 | 3,68,291 |
| 3 | Number of complaints disposed during the year | 4,22,871 | 3,67,676 |
| 3.1 | Of which, number of complaints rejected by the bank | 1,08,819* | 78,383 |
| 4 | Number of complaints pending at the end of the year | 13,361 | 6,878 |
| | Maintainable complaints received by the bank from OBOs | | |
| 5 | Number of maintainable complaints received by the bank from OBOs** | 10,188 | 10,499 |
| 5.1 | Of 5, number of complaints resolved in favour of the bank by BOs | 5,563 | 4,494 |
| 5.2 | Of 5, number of complaints resolved through conciliation / mediation / advisories issued by Bos | 4,625 | 6,005 |
| 5.3 | Of 5, number of complaints resolved after passing of Awards by BOs against the bank | 1 | NIL |
| 6 | Number of Awards unimplemented within the stipulated time (other than those appealed) ** | NIL | NIL |

Note: Maintainable complaints refer to complaints on the grounds specifically mentioned in Integrated Ombudsman Scheme, 2021 (Previously BO Scheme 2006) and covered within the ambit of the Scheme.

*Out of total 1,08,819 cases referred to IO, 1,00,562 cases were complaints.

### Overall complaints summary for the financial years:

| | Description | March 31, 2023 | March 31, 2022 |
|---|---|---|---|
| A | Total number of complaints | 5,60,376 | 4,35,152 |
| B | Complaints redressed by the bank within one working day / duplicate complaints | 1,31,022 | 66,861 |
| C | **Net Reportable Complaints (A - B)** | **4,29,354** | **3,68,291** |

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Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

## Top five grounds of complaints received by the Bank from the customers for the year ended March 31, 2023:

| Grounds of complaints (i.e. complaints relating to) | Number of complaints pending at the beginning of the year | Number of complaints received during the year | % increase / (decrease) in the number of complaints received over the previous year | Number of complaints pending at the end of the year* | Of 5, number of complaints pending beyond 30 days |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| ATM / Debit Cards | 2,299 | 1,64,097 | 12% | 2,955 | - |
| Credit Cards | 731 | 78,586 | 2% | 2,207 | - |
| Internet / Mobile / Electronic Banking | 2,559 | 96,393 | 41% | 3,621 | - |
| Loans and advances | 625 | 44,858 | 19% | 3,168 | - |
| Account opening / difficulty in operation of accounts | 146 | 16,760 | 25% | 247 | - |
| Others | 518 | 28,660 | 13% | 1,163 | 1 |
| **Total** | **6,878** | **4,29,354** | **17%** | **13,361** | **1** |

## Top five grounds of complaints received by the Bank from the customers for the year ended March 31, 2022:

| Grounds of complaints (i.e. complaints relating to) | Number of complaints pending at the beginning of the year | Number of complaints received during the year | % increase / (decrease) in the number of complaints received over the previous year | Number of complaints pending at the end of the year* | Of 5, number of complaints pending beyond 30 days |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| ATM / Debit Cards | 2,790 | 1,46,532 | (22%) | 2,299 | 28 |
| Credit Cards | 991 | 76,874 | (52%) | 731 | - |
| Internet / Mobile / Electronic Banking | 1,603 | 68,518 | 21% | 2,559 | 9 |
| Loans and advances | 533 | 37,738 | 14% | 625 | 14 |
| Account opening / difficulty in operation of accounts | 80 | 13,361 | 49% | 146 | - |
| Others | 266 | 25,268 | 16% | 518 | 7 |
| **Total** | **6,263** | **3,68,291** | **(21%)** | **6,878** | **58** |

* All these cases were pending within the stipulated turnaround time (TAT) of the Bank.

HDFC Bank Limited Integrated Annual Report 2022-23 217

Independent Auditor’s Report To the Members of HDFC Bank Limited Report on the Audit of the Standalone Financial Statements Opinion 1. We have audited the accompanying Standalone Financial Statements of HDFC Bank Limited (“the Bank”), which comprise the Balance Sheet as at March 31, 2023, and the Profit and Loss Account and the Cash Flow Statement for the year then ended, and notes to the Standalone Financial Statements including a summary of significant accounting policies and other explanatory information. 2. In our opinion and to the best of our information and according to the explanations given to us, the aforesaid Standalone Financial Statements give the information required by the Banking Regulation Act, 1949 as well as the Companies Act, 2013 (“the Act”) in the manner so required for banking companies and are in conformity with accounting principles generally accepted in India and give a true and fair view of the state of affairs of the Bank as at March 31, 2023, and its profit and its cash flows for the year ended on that date. Basis for Opinion 3. We conducted our audit in accordance with the Standards on Auditing (SAs) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in the “Auditor’s Responsibilities for the Audit of Standalone Financial Statements” section of our report. We are independent of the Bank in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the Standalone Financial Statements under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Key Audit Matters 4. Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the Standalone Financial Statements of the current year. These matters were addressed in the context of our audit of the Standalone Financial Statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report. 218

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

**Identification and Provisioning of Non-performing Advances (NPA):**
Total NPA as at March 31, 2023: ₹18,011.85 Crores
Provision for NPA as at March 31, 2023: ₹13,643.71 Crores
(Refer Schedule 17 (C)(2), Schedule 18 note 12)

| Key Audit Matter | How our audit addressed the key audit matter |
|---|---|
| The Bank is required to comply with the Master Circular dated April 01, 2022 issued by the Reserve Bank of India ("RBI") on "Prudential Norms on Income Recognition, Asset Classification and Provisioning pertaining to Advances" (the "IRAC norms") and amendments thereto, which prescribe the guidelines for identification and classification of Non-performing Advances and the minimum provision required for such assets.<br><br>The Bank is also required to apply its judgement to determine the identification and provision required against Non-performing Advances considering various quantitative as well as qualitative factors.<br><br>The identification of Non-performing Advances is also affected by factors like stress and liquidity concerns in certain sectors.<br><br>The provision for identified Non-performing Advances is estimated based on ageing and classification of Non-performing Advances, nature of product, value of security etc. and is also subject to the minimum provisioning norms specified by RBI.<br><br>Since the identification of Non-performing Advances and provisioning for Non- performing Advances requires considerable level of management estimation, application of various regulatory requirements and its significance to the overall audit, we have identified this as a key audit matter. | Our audit procedures included the following:<br><br>- Understood the process and controls, and tested the design and operating effectiveness of key controls, including Information Technology based controls, and focused on the following:<br>• Monitoring of credit quality which amongst other things includes the monitoring of overdue loan accounts, drawing power limit, pending security creation;<br>• Identification and classification of Non- performing Advances in accordance with IRAC norms, other regulatory guidelines issued by the RBI and consideration of qualitative aspects; and<br>• Testing of application controls including testing of automated controls, reports and system reconciliations.<br>- Evaluated the governance process and controls over calculations of provision for Non-performing Advances and tested that basis of provisioning is in accordance with the Board approved policy and IRAC norms.<br>- Tested the controls for identification of loans with default events and / or breach of key covenant, and for a sample of performing loans, independently assessed as to whether there was a need to classify such loans as Non-performing Advances.<br>- On a test check basis, verified the accounts classified by the Bank as Special Mention Accounts ('SMA') in RBI's Central Repository of Information on Large Credits ('CRILC').<br><br>With respect to provisions recognised towards Non-performing Advances, we reperformed the provision calculations on a sample basis taking into consideration the value of security, where applicable, the IRAC norms and the policy of the Bank, and compared our outcome to that prepared by the management and tested relevant assumptions and judgements which were used by the management. |

HDFC Bank Limited Integrated Annual Report 2022-23 219

Independent Auditor's Report

| Information Technology ("IT") Systems and Controls impacting Financial Reporting | |
|---|---|
| **Key Audit Matter** | **How our audit addressed the key audit matter** |
| The IT environment of the Bank is complex and involves a large number of independent and interdependent IT systems used in the operations of the Bank for processing and recording a large volume of transactions.<br><br>As a result, there is a high degree of reliance and dependency on such IT systems for the financial reporting process of the Bank.<br><br>Appropriate IT general controls and IT application controls are required to ensure that such IT systems are able to process the data as required, completely, accurately, and consistently for reliable financial reporting.<br><br>We have identified certain key IT systems ("in-scope" IT systems) which have an impact on the financial reporting process and the related control testing as a key audit matter because of the high level of automation, significant number of systems being used by the Bank for processing financial transactions, the complexity of the IT architecture and its impact on the financial records and financial reporting process of the Bank. | Our procedures with respect to this matter included the following:<br><br>In assessing the controls over the IT systems of the Bank, we involved our technology specialists to obtain an understanding of the IT environment, IT infrastructure and IT systems. We evaluated and tested relevant IT general controls over the "in-scope" IT systems and IT dependencies identified as relevant for our audit of the standalone financial statements and financial reporting process of the Bank. On such "in-scope" IT systems, we have tested key IT general controls with respect to the following domains:<br><br>• Program change management, which includes that program changes are moved to the production environment as per defined procedures and relevant segregation of environment is ensured.<br><br>• User access management, which includes user access provisioning, de-provisioning, access review, password management, sensitive access rights and segregation of duties to ensure that privilege access to applications, operating systems and databases in the production environment were granted only to authorized personnel.<br><br>• Program development, which includes controls over IT application development or implementation and related infrastructure, which are relied upon for financial reporting.<br><br>• IT operations, which includes job scheduling, monitoring and backup and recovery.<br><br>We also evaluated the design and tested the operating effectiveness of relevant key IT dependencies within the key business process, which included testing automated controls, automated calculations / accounting procedures, interfaces, segregation of duties and system generated reports, as applicable.<br><br>We communicated with those charged with governance and management and tested a combination of compensating controls or remediated controls and / or performed alternative audit procedures, where necessary. |

## Other Information

5. The Bank's Board of Directors is responsible for the other information. The other information comprises the information included in the annual report but does not include the Standalone Financial Statements and our auditor's report thereon. The annual report is expected to be made available to us after the date of this auditor's report.

   Our opinion on the Standalone Financial Statements does not cover the other information and we will not express any form of assurance conclusion thereon.

   In connection with our audit of the Standalone Financial Statements, our responsibility is to read the other information identified above when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the Standalone Financial Statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

   When we read the annual report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance and take appropriate action as applicable under the relevant laws and regulations.

## Responsibilities of management and those charged with governance for the Standalone Financial Statements

6. The Bank's Board of Directors is responsible for the matters stated in Section 134(5) of the Act, with respect to the preparation of these Standalone Financial Statements that give a true and fair view of the financial position, financial performance and cash flows of the Bank in accordance with the accounting principles generally accepted in India, including the Accounting Standards specified under Section 133 of the Act, and the provisions of Section 29 of the Banking Regulations Act, 1949

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Introduction to Our How We Our Responsible Statutory Reports and Overview HDFC Bank Performance Create Value Strategy Business Financial Statements and circulars, guidelines and directions issued by the Reserve Bank of India (“RBI”) from time to time. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Bank and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Standalone Financial Statements that give a true and fair view and are free from material misstatement, whether due to fraud or error. 7. In preparing the Standalone Financial Statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management and Board of Director either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so. The Board of Directors are also responsible for overseeing the Bank’s financial reporting process. Auditor’s responsibilities for the audit of the Standalone Financial Statements 8. Our objectives are to obtain reasonable assurance about whether the Standalone Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Standalone Financial Statements. 9. As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also: — Identify and assess the risks of material misstatement of the Standalone Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. — Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Bank has adequate internal financial controls with reference to Standalone Financial Statements in place and the operating effectiveness of such controls. — Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management of the Bank. — Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Standalone Financial Statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern. — Evaluate the overall presentation, structure and content of the Standalone Financial Statements, including the disclosures, and whether the Standalone Financial Statements represent the underlying transactions and events in a manner that achieves fair presentation. 10. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. 11. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. HDFC Bank Limited Integrated Annual Report 2022-23 221

Independent Auditor’s Report 12. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the Standalone Financial Statements of the current year and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. Other Matter 13. The Standalone Financial Statements of the Bank for the year ended March 31, 2022, were jointly audited by MSKA & Associates and M M Nissim & Co LLP, who, vide their report dated April 16, 2022, expressed an unmodified opinion on those Standalone Financial Statements. Report on other legal and regulatory requirements 14. In our opinion, the Balance Sheet and the Profit and Loss Account have been drawn up in accordance with the provisions of Section 29 of the Banking Regulation Act, 1949 and Section 133 of the Act. 15. As required by sub-section (3) of Section 30 of the Banking Regulation Act, 1949, we report that: (a) we have obtained all the information and explanations which, to the best of our knowledge and belief, were necessary for the purpose of our audit and have found them to be satisfactory; (b) the transactions of the Bank, which have come to our notice, have been within the powers of the Bank; (c) During the course of our audit, we have visited 69 branches to examine the books of account and other records maintained at the branch and performed other relevant audit procedures. Since the key operations of the Bank are automated with the key applications integrated to the core banking system, the audit is carried out centrally at the Bank’s Head Office located in Mumbai, as all the necessary records and data required for the purposes of our audit are available there. 16. As required by Section 143(3) of the Act, we report that: (a) We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit; (b) In our opinion, proper books of account as required by law have been kept by the Bank so far as it appears from our examination of those books; (c) The Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account; (d) In our opinion, the aforesaid Standalone Financial Statements comply with the Accounting Standards specified under Section 133 of the Act, to the extent they are not inconsistent with the guidelines prescribed by RBI; (e) On the basis of the written representations received from the directors as on March 31, 2023 taken on record by the Board of Directors, none of the directors is disqualified as on March 31, 2023 from being appointed as a director in terms of Section 164(2) of the Act; (f) With respect to the adequacy of the internal financial controls with reference to Standalone Financial Statements of the Bank and the operating effectiveness of such controls, refer to our separate report in “Annexure A”; and (g) With respect to the other matters to be included in the Auditor’s Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014 (as amended), in our opinion and to the best of our information and according to the explanations given to us: i. The Bank has disclosed the impact of pending litigations on its financial position in its Standalone Financial Statements – Refer Schedule 12(I) and (II), Schedule 17(C)(17) and Schedule 18 note 17(b) and 22 to the Standalone Financial Statements;

Introduction to Our How We Our Responsible Statutory Reports and Overview HDFC Bank Performance Create Value Strategy Business Financial Statements ii. The Bank has made provision, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts – Refer Schedule 17(C)(7) and 17(C)(17), Schedule 18 note 17(b) and 22 to the Standalone Financial Statements; iii. There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Bank, during the year ended March 31, 2023; iv. (a) The management has represented that, to the best of its knowledge and belief, other than as disclosed in the Note 40, no funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Bank to or in any other person(s) or entity(ies), including foreign entities (“Intermediaries”), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, whether, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Bank (“Ultimate Beneficiaries”) or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries; (b) The management has represented that, to the best of its knowledge and belief, other than as disclosed in the Note 40, no funds have been received by the Bank from any person(s) or entity(ies), including foreign entities (“Funding Parties”), with the understanding, whether recorded in writing or otherwise, that the Bank shall, whether, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party (“Ultimate Beneficiaries”) or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries; and (c) Based on such audit procedures that we considered reasonable and appropriate in the circumstances, nothing has come to our notice that has caused us to believe that the representations under sub-clause (a) and (b) contain any material misstatement. v. The dividend declared and paid during the year by the Bank is in compliance with Section 123 of the Act; and vi. As proviso to Rule 3(1) of the Companies (Accounts) Rules, 2014 (as amended), which provides for maintaining books of account in accounting software having a feature of recording audit trail of each and every transaction, creating an edit log of each change made in books of account along with the date when such changes were made and ensuring that the audit trail cannot be disabled, is applicable to the Bank only with effect from financial year beginning April 01, 2023, the reporting under clause (g) of Rule 11 of the Companies (Audit and Auditors) Rules, 2014 (as amended), is currently not applicable. 17. In our opinion and to the best of our information and according to the explanations given to us, the provisions of Section 197 of the Act are not applicable to the Bank by virtue of Section 35B(2A) of the Banking Regulation Act, 1949. Accordingly, the reporting under Section 197(16) of the Act regarding payment / provision for managerial remuneration in accordance with the requisite approvals mandated by the provisions of Section 197 read with Schedule V to the Act, is not applicable. For M M Nissim & Co LLP Chartered Accountants ICAI Firm Registration Number: 107122W/W100672 Sanjay Khemani Partner Membership Number: 044577 UDIN: 23044577BGUVME4803 Place: Mumbai Date: April 15, 2023 For Price Waterhouse LLP Chartered Accountants ICAI Firm Registration Number: 301112E/E300264 Sharad Vasant Partner Membership Number: 101119 UDIN: 23101119BGXIHZ7931 Place: Mumbai Date: April 15, 2023 HDFC Bank Limited Integrated Annual Report 2022-23 223

Independent Auditor’s Report Annexure A to the Independent Auditor’s Report Referred to in paragraph 16(f) of the Independent Auditor’s Report of even date to the members of HDFC Bank Limited on the standalone financial statements for the year ended March 31, 2023 Report on the Internal Financial Controls with reference to Standalone Financial Statements under clause (i) of sub-section 3 of Section 143 of the Act 1. We have audited the internal financial controls with reference to Standalone Financial Statements of HDFC Bank Limited (“the Bank”) as of March 31, 2023, in conjunction with our audit of the standalone financial statements of the Bank for the year ended on that date. Management’s Responsibility for Internal Financial Controls 2. The Bank’s management is responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Bank considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (“the Guidance Note”) issued by the Institute of Chartered Accountants of India (“ICAI”). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to Banks’s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act. Auditor’s Responsibility 3. Our responsibility is to express an opinion on the Banks’s internal financial controls with reference to Standalone Financial Statements based on our audit. We conducted our audit in accordance with the Guidance Note and the Standards on Auditing deemed to be prescribed under Section 143(10) of the Act to the extent applicable to an audit of internal financial controls, both applicable to an audit of internal financial controls and both issued by the ICAI. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to Standalone Financial Statements was established and maintained and if such controls operated effectively in all material respects. 4. Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system with reference to Standalone Financial Statements and their operating effectiveness. Our audit of internal financial controls with reference to Standalone Financial Statements included obtaining an understanding of internal financial controls with reference to Standalone Financial Statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the Standalone Financial Statements, whether due to fraud or error. 5. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the Banks’s internal financial controls system with reference to Standalone Financial Statements. Meaning of Internal Financial Controls With reference to Financial Statements 6. A Bank’s internal financial controls with reference to Standalone Financial Statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Standalone Financial Statements for external purposes in accordance with generally accepted accounting principles. A Bank’s internal financial controls with reference to Standalone Financial Statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of Standalone Financial Statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Bank are being made only in accordance with authorisations of management and directors of the Bank; and (3) provide reasonable 224

Introduction to Our How We Our Responsible Statutory Reports and Overview HDFC Bank Performance Create Value Strategy Business Financial Statements assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the Bank’s assets that could have a material effect on the Standalone Financial Statements. Inherent Limitations of Internal Financial Controls With reference to financial statements 7. Because of the inherent limitations of internal financial controls with reference to Standalone Financial Statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to Standalone Financial Statements to future periods are subject to the risk that the internal financial controls with reference to Standalone Financial Statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Opinion 8. In our opinion, the Bank has, in all material respects, an adequate internal financial controls system with reference to Standalone Financial statements and such internal financial controls with reference to Standalone Financial Statements were operating effectively as at March 31, 2023, based on the internal control over financial reporting criteria established by the Bank considering the essential components of internal control stated in the Guidance Note issued by ICAI. For M M Nissim & Co LLP Chartered Accountants ICAI Firm Registration Number: 107122W/W100672 Sanjay Khemani Partner Membership Number: 044577 UDIN: 23044577BGUVME4803 Place: Mumbai Date: April 15, 2023 For Price Waterhouse LLP Chartered Accountants ICAI Firm Registration Number: 301112E/E300264 Sharad Vasant Partner Membership Number: 101119 UDIN: 23101119BGXIHZ7931 Place: Mumbai Date: April 15, 2023 HDFC Bank Limited Integrated Annual Report 2022-23 225

# Balance Sheet

As at March 31, 2023

₹ in '000

| | Schedule | As at March 31, 2023 | As at March 31, 2022 |
|---|---|---|---|
| **CAPITAL AND LIABILITIES** | | | |
| Capital | 1 | 5,579,743 | 5,545,541 |
| Reserves and surplus | 2 | 2,796,410,334 | 2,395,383,846 |
| Deposits | 3 | 18,833,946,463 | 15,592,174,400 |
| Borrowings | 4 | 2,067,655,655 | 1,848,172,073 |
| Other liabilities and provisions | 5 | 957,222,477 | 844,074,643 |
| **Total** | | **24,660,814,672** | **20,685,350,503** |
| **ASSETS** | | | |
| Cash and balances with Reserve Bank of India | 6 | 1,171,607,706 | 1,299,956,352 |
| Balances with banks and money at call and short notice | 7 | 766,043,125 | 223,312,892 |
| Investments | 8 | 5,170,014,280 | 4,555,356,930 |
| Advances | 9 | 16,005,859,000 | 13,688,209,314 |
| Fixed assets | 10 | 80,165,410 | 60,836,735 |
| Other assets | 11 | 1,467,125,151 | 857,678,280 |
| **Total** | | **24,660,814,672** | **20,685,350,503** |
| Contingent liabilities | 12 | 17,481,303,179 | 13,954,422,995 |
| Bills for collection | | 714,395,377 | 569,680,463 |
| Significant accounting policies and notes to the financial statements<br>The schedules referred to above form an integral part of the Balance Sheet. | 17 & 18 | | |

As per our report of even date

**For M M Nissim & Co LLP**
Chartered Accountants
ICAI Firm Registration Number:
107122W/W100672

**Sanjay Khemani**
Partner
Membership Number: 044577

**For Price Waterhouse LLP**
Chartered Accountants
ICAI Firm Registration Number:
301112E/E300264

**Sharad Vasant**
Partner
Membership Number: 101119

Mumbai, April 15, 2023

For and on behalf of the Board

**Atanu Chakraborty**
Part-time Chairman of the Board

**Umesh Chandra Sarangi**
Independent Director

**M. D. Ranganath**
Independent Director

**Sandeep Parekh**
Independent Director

**Sanjiv Sachar**
Independent Director

**Lily Vadera**
Independent Director

**Sashidhar Jagdishan**
Managing Director & CEO

**Renu Karnad**
Non-Executive Director

**Kaizad Bharucha**
Executive Director

**Srinivasan Vaidyanathan**
Chief Financial Officer

**Santosh Haldankar**
Company Secretary

226

# Profit and Loss Account

For the year ended March 31, 2023

₹ in '000

| | Schedule | Year ended March 31, 2023 | Year ended March 31, 2022 |
|---|---|---|---|
| **I INCOME** | | | |
| Interest earned | 13 | 1,615,855,367 | 1,277,531,191 |
| Other income | 14 | 312,148,251 | 295,099,004 |
| **Total** | | **1,928,003,618** | **1,572,630,195** |
| **II EXPENDITURE** | | | |
| Interest expended | 15 | 747,433,173 | 557,435,282 |
| Operating expenses | 16 | 476,520,844 | 374,421,858 |
| Provisions and contingencies [Refer Schedule 18 (22)] | | 262,962,587 | 271,159,503 |
| **Total** | | **1,486,916,604** | **1,203,016,643** |
| **III PROFIT** | | | |
| Net profit for the year | | 441,087,014 | 369,613,552 |
| Balance in the Profit and Loss account brought forward | | 931,856,743 | 736,527,947 |
| **Total** | | **1,372,943,757** | **1,106,141,499** |
| **IV APPROPRIATIONS** | | | |
| Transfer to Statutory Reserve | | 110,271,754 | 92,403,388 |
| Transfer to General Reserve | | 44,108,702 | 36,961,355 |
| Transfer to Special Reserve | | 5,000,000 | - |
| Transfer to Capital Reserve | | 46,127 | 6,664,722 |
| Transfer to / (from) Investment Reserve Account (net) | | (2,947,976) | 2,331,331 |
| Transfer to / (from) Investment Fluctuation Reserve | | 820,000 | - |
| Dividend pertaining to previous year paid during the year | | 86,045,187 | 35,923,960 |
| Balance carried over to Balance Sheet | | 1,129,599,963 | 931,856,743 |
| **Total** | | **1,372,943,757** | **1,106,141,499** |
| **V EARNINGS PER EQUITY SHARE (FACE VALUE ₹ 1 PER SHARE)** [Refer Schedule 18 (4)] | | ₹ | ₹ |
| Basic | | 79.25 | 66.80 |
| Diluted | | 78.89 | 66.35 |
| Significant accounting policies and notes to the financial statements | 17 & 18 | | |
| The schedules referred to above form an integral part of the Profit and Loss Account. | | | |

As per our report of even date

**For M M Nissim & Co LLP**
Chartered Accountants
ICAI Firm Registration Number:
107122W/W100672

**Sanjay Khemani**
Partner
Membership Number: 044577

**For Price Waterhouse LLP**
Chartered Accountants
ICAI Firm Registration Number:
301112E/E300264

**Sharad Vasant**
Partner
Membership Number: 101119

Mumbai, April 15, 2023

For and on behalf of the Board

**Atanu Chakraborty**
Part-time Chairman of the Board

**Umesh Chandra Sarangi**
Independent Director

**M. D. Ranganath**
Independent Director

**Sandeep Parekh**
Independent Director

**Sanjiv Sachar**
Independent Director

**Lily Vadera**
Independent Director

**Sashidhar Jagdishan**
Managing Director & CEO

**Renu Karnad**
Non-Executive Director

**Kaizad Bharucha**
Executive Director

**Srinivasan Vaidyanathan**
Chief Financial Officer

**Santosh Haldankar**
Company Secretary

HDFC Bank Limited Integrated Annual Report 2022-23 227

# Cash Flow Statement

For the year ended March 31, 2023

₹ in '000

| | Year ended March 31, 2023 | Year ended March 31, 2022 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Profit before income tax | 584,853,016 | 490,154,792 |
| **Adjustments for:** | | |
| Depreciation on fixed assets | 22,424,793 | 15,998,039 |
| (Profit) / loss on revaluation of investments | 5,458,202 | (15,463,977) |
| Amortisation of premium on held to maturity investments | 8,511,961 | 8,213,244 |
| (Profit) / loss on sale of fixed assets | (82,875) | 33,388 |
| Provision / charge for non performing assets | 117,873,839 | 106,334,842 |
| Provision for standard assets and contingencies | 1,322,746 | 49,569,684 |
| Dividend from subsidiaries | (8,109,753) | (8,308,954) |
| Employee Stock Options / Units expense | 7,488,973 | 3,259,696 |
| | **739,740,902** | **649,790,754** |
| **Adjustments for:** | | |
| Increase in investments | (633,308,892) | (121,951,685) |
| Increase in advances | (2,435,526,411) | (2,466,388,983) |
| Increase in deposits | 3,241,772,063 | 2,241,572,192 |
| Increase in other assets | (594,093,460) | (380,235,846) |
| Increase in other liabilities and provisions | 109,307,200 | 75,178,971 |
| | **427,891,402** | **(2,034,597)** |
| Direct taxes paid (net of refunds) | (154,757,324) | (140,052,624) |
| **Net cash flows from / (used in) operating activities** | **273,134,078** | **(142,087,221)** |
| **Cash flows from investing activities:** | | |
| Purchase of fixed assets | (32,804,687) | (21,407,866) |
| Proceeds from sale of fixed assets | 406,121 | 182,956 |
| Dividend from subsidiaries | 8,109,753 | 8,308,954 |
| **Net cash flow used in investing activities** | **(24,288,813)** | **(12,915,956)** |
| **Cash flows from financing activities:** | | |
| Proceeds from issue of share capital, net of issue expenses | 34,158,331 | 26,097,614 |
| Proceeds from issue of Tier 1 and Tier 2 capital bonds | 230,000,000 | 81,627,500 |
| Redemption of Tier 1 and Tier 2 capital bonds | (114,770,000) | (36,500,000) |
| Increase in other borrowings | 97,876,082 | 446,616,337 |
| Dividend paid during the year | (86,045,187) | (35,923,960) |
| **Net cash flow from financing activities** | **161,219,226** | **481,917,491** |
| **Effect of exchange fluctuation on translation reserve** | **4,317,096** | **1,650,973** |
| **Net increase in cash and cash equivalents** | **414,381,587** | **328,565,287** |
| **Cash and cash equivalents as at April 1st (Schedule 6 + 7)** | **1,523,269,244** | **1,194,703,957** |
| **Cash and cash equivalents as at the year end (Schedule 6 + 7)** | **1,937,650,831** | **1,523,269,244** |

As per our report of even date

**For M M Nissim & Co LLP**
Chartered Accountants
ICAI Firm Registration Number:
107122W/W100672

**Sanjay Khemani**
Partner
Membership Number: 044577

**For Price Waterhouse LLP**
Chartered Accountants
ICAI Firm Registration Number:
301112E/E300264

**Sharad Vasant**
Partner
Membership Number: 101119

Mumbai, April 15, 2023

For and on behalf of the Board

**Atanu Chakraborty**
Part-time Chairman of the Board

**Umesh Chandra Sarangi**
Independent Director

**M. D. Ranganath**
Independent Director

**Sandeep Parekh**
Independent Director

**Sanjiv Sachar**
Independent Director

**Lily Vadera**
Independent Director

**Sashidhar Jagdishan**
Managing Director & CEO

**Renu Karnad**
Non-Executive Director

**Kaizad Bharucha**
Executive Director

**Srinivasan Vaidyanathan**
Chief Financial Officer

**Santosh Haldankar**
Company Secretary

228

# Schedules to the Financial Statements

As at March 31, 2023

## SCHEDULE 1 - CAPITAL

₹ in '000

| | As at March 31, 2023 | As at March 31, 2022 |
|---|---|---|
| **Authorised capital** | | |
| 6,50,00,00,000 (31 March, 2022: 6,50,00,00,000) Equity Shares of ₹ 1/- each | 6,500,000 | 6,500,000 |
| **Issued, subscribed and paid-up capital** | | |
| 5,57,97,42,786 (31 March, 2022: 5,54,55,40,976) Equity Shares of ₹ 1/- each | 5,579,743 | 5,545,541 |
| **Total** | **5,579,743** | **5,545,541** |

## SCHEDULE 2 - RESERVES AND SURPLUS

₹ in '000

| | | As at March 31, 2023 | As at March 31, 2022 |
|---|---|---|---|
| **I** | **Statutory reserve** | | |
| | Opening balance | 516,009,081 | 423,605,693 |
| | Additions during the year | 110,271,754 | 92,403,388 |
| | **Total** | **626,280,835** | **516,009,081** |
| **II** | **General reserve** | | |
| | Opening balance | 204,569,238 | 167,607,883 |
| | Additions during the year | 44,108,702 | 36,961,355 |
| | **Total** | **248,677,940** | **204,569,238** |
| **III** | **Balance in profit and loss account** | **1,129,599,963** | **931,856,743** |
| **IV** | **Share premium account** | | |
| | Opening balance | 631,191,682 | 605,126,833 |
| | Additions during the year | 34,202,609 | 26,064,849 |
| | **Total** | **665,394,291** | **631,191,682** |
| **V** | **Special reserve** | | |
| | Opening balance | | |
| | Additions during the year | 5,000,000 | - |
| | **Total** | **5,000,000** | **-** |
| **VI** | **Amalgamation reserve** | | |
| | Opening balance | 1,06,35,564 | 1,06,35,564 |
| | Additions / (deductions) during the year | - | - |
| | **Total** | **1,06,35,564** | **1,06,35,564** |
| **VII** | **Capital reserve** | | |
| | Opening balance | 56,229,288 | 49,564,566 |
| | Additions during the year | 46,127 | 6,664,722 |
| | **Total** | **56,275,415** | **56,229,288** |
| **VIII** | **Investment reserve account** | | |
| | Opening balance | 2,947,976 | 616,645 |
| | Additions during the year | 1,077,231 | 2,398,701 |
| | Deductions during the year | (4,025,207) | (67,370) |
| | **Total** | **-** | **2,947,976** |
| **IX** | **Investment fluctuation reserve** | | |
| | Opening balance | 36,190,000 | 36,190,000 |
| | Additions during the year | 820,000 | - |
| | **Total** | **37,010,000** | **36,190,000** |
| **X** | **Foreign currency translation reserve** | | |
| | Opening balance | 3,471,355 | 1,820,382 |
| | Additions during the year | 4,317,096 | 1,650,973 |
| | **Total** | **7,788,451** | **3,471,355** |

HDFC Bank Limited Integrated Annual Report 2022-23 229

Schedules to the Financial Statements
As at March 31, 2023

₹ in '000

| | | As at March 31, 2023 | As at March 31, 2022 |
|---|---|---|---|
| XI | **Cash flow hedge reserve** | | |
| | Opening balance | (976,777) | - |
| | Additions / (deductions) during the year | 54,463 | (976,777) |
| | **Total** | **(922,314)** | **(976,777)** |
| XII | **Employees stock options reserve** | | |
| | Opening balance | 3,259,696 | - |
| | Additions during the year | 7,488,973 | 3,259,696 |
| | Deductions during the year | (78,480) | - |
| | **Total** | **10,670,189** | **3,259,696** |
| | **Total** | **2,796,410,334** | **2,395,383,846** |

## SCHEDULE 3 - DEPOSITS

₹ in '000

| | | | As at March 31, 2023 | As at March 31, 2022 |
|---|---|---|---|---|
| A | I | **Demand deposits** | | |
| | | (i) From banks | 30,978,596 | 55,508,311 |
| | | (ii) From others | 2,703,982,886 | 2,337,597,681 |
| | **Total** | | **2,734,961,482** | **2,393,105,992** |
| | II | **Savings bank deposits** | **5,624,927,280** | **5,117,385,438** |
| | III | **Term deposits** | | |
| | | (i) From banks | 240,911,098 | 98,018,897 |
| | | (ii) From others | 10,233,146,603 | 7,983,664,073 |
| | **Total** | | **10,474,057,701** | **8,081,682,970** |
| | **Total** | | **18,833,946,463** | **15,592,174,400** |
| | | | | |
| B | I | **Deposits of branches in India** | 18,661,516,437 | 15,490,951,433 |
| | II | **Deposits of branches outside India** | 172,430,026 | 101,222,967 |
| | **Total** | | **18,833,946,463** | **15,592,174,400** |

## SCHEDULE 4 - BORROWINGS

₹ in '000

| | | As at March 31, 2023 | As at March 31, 2022 |
|---|---|---|---|
| I | **Borrowings in India** | | |
| | (i) Reserve Bank of India | 90,200,000 | 90,200,000 |
| | (ii) Other banks | 4,396,822 | 7,001,848 |
| | (iii) Other institutions and agencies | 914,824,500 | 842,557,858 |
| | (iv) Tier 1 and Tier 2 capital | 250,000,000 | 134,770,000 |
| | (v) Other Bonds and debentures | 236,750,000 | 236,750,000 |
| | **Total** | **1,496,171,322** | **1,311,279,706** |
| II | **Borrowings outside India** | **571,484,333** | **536,892,367** |
| | **Total** | **2,067,655,655** | **1,848,172,073** |

Secured borrowings included in 1 and 2 above: Nil (previous year: Nil) except borrowings of ₹ 9,020.00 crore (previous year: ₹ 24,204.49 crore) under repurchase transactions (including tri-party repo) and transactions under Liquidity Adjustment Facility.

230

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

## SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS

₹ in '000

| | | As at March 31, 2023 | As at March 31, 2022 |
|---|---|---|---|
| I | Bills payable | 117,907,577 | 130,937,438 |
| II | Interest accrued | 102,677,907 | 67,482,314 |
| III | Contingent provisions against standard assets | 69,886,560 | 65,626,004 |
| IV | Others (including provisions) | 666,750,433 | 580,028,887 |
| | **Total** | **957,222,477** | **844,074,643** |

## SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA

₹ in '000

| | | As at March 31, 2023 | As at March 31, 2022 |
|---|---|---|---|
| I | Cash in hand (including foreign currency notes) | 132,428,370 | 112,044,402 |
| II | Balances with Reserve Bank of India: | | |
| | (a) In current accounts | 943,919,336 | 817,771,950 |
| | (b) In other accounts | 95,260,000 | 370,140,000 |
| | **Total** | **1,039,179,336** | **1,187,911,950** |
| | **Total** | **1,171,607,706** | **1,299,956,352** |

## SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE

₹ in '000

| | | As at March 31, 2023 | As at March 31, 2022 |
|---|---|---|---|
| **I.** | **In India** | | |
| | (i) Balances with banks: | | |
| | (a) In current accounts | 7,521,052 | 3,227,259 |
| | (b) In other deposit accounts | 9,277,570 | 119,869 |
| | **Total** | **16,798,622** | **3,347,128** |
| | (ii) Money at call and short notice: | | |
| | (a) With banks | - | - |
| | (b) With other institutions | 455,275,401 | 4,913,271 |
| | **Total** | **455,275,401** | **4,913,271** |
| | **Total** | **472,074,023** | **8,260,399** |
| | | | |
| **II.** | **Outside India** | | |
| | (i) In current accounts | 135,527,627 | 73,622,217 |
| | (ii) In other deposit accounts | 38,902,627 | 20,204,262 |
| | (iii) Money at call and short notice | 119,538,848 | 121,226,014 |
| | **Total** | **293,969,102** | **215,052,493** |
| | **Total** | **766,043,125** | **223,312,892** |

HDFC Bank Limited Integrated Annual Report 2022-23 231

Schedules to the Financial Statements
As at March 31, 2023

## SCHEDULE 8 - INVESTMENTS

₹ in '000

| | | As at March 31, 2023 | As at March 31, 2022 |
|---|---|---|---|
| I | **Investments in India in** | | |
| | (i) Government securities | 4,373,698,175 | 3,665,273,063 |
| | (ii) Other approved securities | - | - |
| | (iii) Shares | 4,954,258 | 4,855,855 |
| | (iv) Debentures and bonds | 582,809,906 | 647,083,638 |
| | (v) Subsidiaries / joint ventures | 38,264,875 | 38,264,875 |
| | (vi) Others (Units, AIF, CDs, CPs, PTCs and security receipts) | 155,277,108 | 173,655,256 |
| | **Total** | **5,155,004,322** | **4,529,132,687** |
| II | **Investments outside India in** | | |
| | (i) Government securities (including Local Authorities) | 797,242 | 2,275,818 |
| | (ii) Other investments | | |
| | (a) Shares | 26,426 | 26,426 |
| | (b) Debentures and bonds | 14,186,290 | 23,921,999 |
| | **Total** | **15,009,958** | **26,224,243** |
| | **Total** | **5,170,014,280** | **4,555,356,930** |

## SCHEDULE 9 - ADVANCES

₹ in '000

| | | As at March 31, 2023 | As at March 31, 2022 |
|---|---|---|---|
| A | (i) Bills purchased and discounted | 207,200,377 | 290,524,179 |
| | (ii) Cash credits, overdrafts and loans repayable on demand | 5,571,329,186 | 4,334,112,539 |
| | (iii) Term loans | 10,227,329,437 | 9,063,572,596 |
| | **Total** | **16,005,859,000** | **13,688,209,314** |
| B | (i) Secured by tangible assets* | 10,754,504,079 | 9,031,012,224 |
| | (ii) Covered by bank / government guarantees | 454,536,329 | 483,870,294 |
| | (iii) Unsecured | 4,796,818,592 | 4,173,326,796 |
| | **Total** | **16,005,859,000** | **13,688,209,314** |
| | ** Including advances against book debts* | | |
| C | I Advances in India | | |
| | (i) Priority sector | 5,324,689,476 | 3,889,850,541 |
| | (ii) Public sector | 1,359,077,400 | 1,356,938,096 |
| | (iii) Banks | 64,038,765 | 68,862,972 |
| | (iv) Others | 8,840,564,067 | 7,944,406,589 |
| | **Total** | **15,588,369,708** | **13,260,058,198** |
| C | II Advances outside India | | |
| | (i) Due from banks | 22,962,853 | 49,098,849 |
| | (ii) Due from others | | |
| | (a) Bills purchased and discounted | 6,040,889 | 2,548,344 |
| | (b) Syndicated loans | 19,882,368 | 5,418,892 |
| | (c) Others | 368,603,182 | 371,085,031 |
| | **Total** | **417,489,292** | **428,151,116** |
| | **Total** | **16,005,859,000** | **13,688,209,314** |

(Advances are net of provisions)

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## SCHEDULE 10 - FIXED ASSETS

₹ in '000

| | | As at March 31, 2023 | As at March 31, 2022 |
|---|---|---|---|
| I | **Premises** *(including land)* | | |
| | **Gross block** | | |
| | At cost on 31 March of the preceding year | 21,820,786 | 20,283,839 |
| | Additions during the year | 2,799,840 | 1,667,165 |
| | Deductions during the year | (267,513) | (130,218) |
| | **Total** | **24,353,113** | **21,820,786** |
| | **Depreciation** | | |
| | As at 31 March of the preceding year | 7,511,937 | 6,908,835 |
| | Charge for the year | 850,084 | 715,944 |
| | On deductions during the year | (206,758) | (112,842) |
| | **Total** | **8,155,263** | **7,511,937** |
| | **Net block** | **16,197,850** | **14,308,849** |
| II | **Other fixed assets** *(including furniture and fixtures)* | | |
| | **Gross block** | | |
| | At cost on 31 March of the preceding year | 146,059,692 | 124,715,562 |
| | Additions during the year | 39,285,273 | 26,294,103 |
| | Deductions during the year | (6,314,514) | (4,949,973) |
| | **Total** | **179,030,451** | **146,059,692** |
| | **Depreciation** | | |
| | As at 31 March of the preceding year | 99,531,806 | 88,997,397 |
| | Charge for the year | 21,583,108 | 15,285,413 |
| | On deductions during the year | (6,052,023) | (4,751,004) |
| | **Total** | **115,062,891** | **99,531,806** |
| | **Net block** | **63,967,560** | **46,527,886** |
| III | **Assets on lease** *(plant and machinery)* | | |
| | **Gross block** | | |
| | At cost on 31 March of the preceding year | 4,546,923 | 4,546,923 |
| | Additions during the year | - | - |
| | **Total** | **4,546,923** | **4,546,923** |
| | **Depreciation** | | |
| | As at 31 March of the preceding year | 4,104,467 | 4,104,467 |
| | Charge for the year | - | - |
| | **Total** | **4,104,467** | **4,104,467** |
| | **Lease adjustment account** | | |
| | As at 31 March of the preceding year | 442,456 | 442,456 |
| | Charge for the year | - | - |
| | **Total** | **442,456** | **442,456** |
| | **Unamortised cost of assets on lease** | **-** | **-** |
| | **Total** | **80,165,410** | **60,836,735** |

HDFC Bank Limited Integrated Annual Report 2022-23 233

Schedules to the Financial Statements
As at March 31, 2023

## SCHEDULE 11 - OTHER ASSETS

₹ in '000

| | | As at March 31, 2023 | As at March 31, 2022 |
|---|---|---|---|
| I | Interest accrued | 186,091,208 | 134,467,710 |
| II | Advance tax / tax deducted at source (net of provisions) | 51,569,656 | 42,693,607 |
| III | Stationery and stamps | 427,902 | 420,769 |
| IV | Non banking assets acquired in satisfaction of claims | 464,532 | 512,211 |
| V | Security deposit for commercial and residential property | 6,461,751 | 5,687,636 |
| VI | Others [Refer Schedule 18 (15)] | 1,222,110,102 | 673,896,347 |
| | **Total** | **1,467,125,151** | **857,678,280** |

## SCHEDULE 12 - CONTINGENT LIABILITIES

₹ in '000

| | | As at March 31, 2023 | As at March 31, 2022 |
|---|---|---|---|
| I | Claims against the bank not acknowledged as debts - taxation | 13,064,965 | 12,931,485 |
| II | Claims against the bank not acknowledged as debts - others | 1,411,952 | 1,311,797 |
| III | Liability for partly paid investments | - | - |
| IV | Liability on account of outstanding forward exchange contracts | 9,052,221,414 | 6,551,871,752 |
| V | Liability on account of outstanding derivative contracts | 6,727,143,987 | 5,897,615,819 |
| VI | Guarantees given on behalf of constituents - in India | 1,009,875,470 | 833,910,325 |
| | - outside India | 2,643,350 | 3,524,321 |
| VII | Acceptances, endorsements and other obligations | 614,555,453 | 615,639,684 |
| VIII | Other items for which the Bank is contingently liable | 60,386,588 | 37,617,812 |
| | **Total** | **17,481,303,179** | **13,954,422,995** |

## SCHEDULE 13 - INTEREST EARNED

₹ in '000

| | | Year ended March 31, 2023 | Year ended March 31, 2022 |
|---|---|---|---|
| I | Interest / discount on advances / bills | 1,270,958,563 | 985,120,227 |
| II | Income on investments | 313,111,583 | 260,461,338 |
| III | Interest on balance with RBI and other inter-bank funds | 9,967,869 | 25,523,700 |
| IV | Others | 21,817,352 | 6,425,926 |
| | **Total** | **1,615,855,367** | **1,277,531,191** |

## SCHEDULE 14 - OTHER INCOME

₹ in '000

| | | Year ended March 31, 2023 | Year ended March 31, 2022 |
|---|---|---|---|
| I | Commission, exchange and brokerage | 238,440,461 | 195,365,747 |
| II | Profit / (loss) on sale of investments (net) | (5,853,298) | 7,362,434 |
| III | Profit / (loss) on revaluation of investments (net) | (5,458,202) | 15,463,977 |
| IV | Profit / (loss) on sale of building and other assets (net) | 936,105 | 706,725 |
| V | Profit / (loss) on exchange / derivative transactions (net) | 40,818,516 | 39,079,094 |
| VI | Income earned by way of dividends from subsidiaries / associates and / or joint ventures abroad / in India | 8,109,753 | 8,308,954 |
| VII | Miscellaneous income | 35,154,916 | 28,812,073 |
| | **Total** | **312,148,251** | **295,099,004** |

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## SCHEDULE 15 - INTEREST EXPENDED

₹ in '000

| | | Year ended March 31, 2023 | Year ended March 31, 2022 |
|---|---|---|---|
| I | Interest on deposits | 615,178,622 | 489,089,952 |
| II | Interest on RBI / inter-bank borrowings | 131,371,625 | 68,189,380 |
| III | Other interest | 882,926 | 155,950 |
| | **Total** | **747,433,173** | **557,435,282** |

## SCHEDULE 16 - OPERATING EXPENSES

₹ in '000

| | | Year ended March 31, 2023 | Year ended March 31, 2022 |
|---|---|---|---|
| I | Payments to and provisions for employees | 155,123,633 | 120,316,860 |
| II | Rent, taxes and lighting | 20,952,892 | 16,408,506 |
| III | Printing and stationery | 7,045,362 | 5,285,712 |
| IV | Advertisement and publicity | 2,359,697 | 2,161,308 |
| V | Depreciation on bank's property | 22,424,793 | 15,998,039 |
| VI | Directors' fees / remuneration, allowances and expenses | 73,068 | 70,825 |
| VII | Auditors' fees and expenses | 78,184 | 62,572 |
| VIII | Law charges | 3,118,459 | 2,548,186 |
| IX | Postage, telegram, telephone etc. | 6,581,683 | 5,697,517 |
| X | Repairs and maintenance | 21,177,787 | 17,259,357 |
| XI | Insurance | 22,478,649 | 19,093,514 |
| XII | Other expenditure* | 215,106,637 | 169,519,462 |
| | **Total** | **476,520,844** | **374,421,858** |

*Includes professional fees, commission to sales agents, card and merchant acquiring expenses and system management fees.

HDFC Bank Limited Integrated Annual Report 2022-23 235

Schedules to the Financial Statements
As at March 31, 2023

## Schedule 17 - Significant accounting policies appended to and forming part of the financial statements for the year ended March 31, 2023

### A BACKGROUND

HDFC Bank Limited ('HDFC Bank' or 'the Bank'), incorporated in Mumbai, India is a publicly held banking company engaged in providing a range of banking and financial services including retail banking, wholesale banking and treasury operations. The Bank is governed by the Banking Regulation Act, 1949 and the Companies Act, 2013. The Bank has overseas branch operations in Bahrain, Hong Kong, Dubai and Offshore Banking Unit at International Financial Service Centre (IFSC), GIFT City, India. The financial accounting systems of the Bank are centralised and, therefore, accounting returns are not required to be submitted by branches of the Bank.

### B BASIS OF PREPARATION

The standalone financial statements have been prepared and presented under the historical cost convention and accrual basis of accounting, unless otherwise stated and are in accordance with Generally Accepted Accounting Principles in India ('GAAP'), statutory requirements prescribed under the Third Schedule of the Banking Regulation Act, 1949, directions, circulars and guidelines issued by the Reserve Bank of India ('RBI') from time to time (RBI guidelines), Accounting Standards ('AS') specified under Section 133 of the Companies Act, 2013 read together with the Companies (Accounts) Rules, 2014 and the Companies (Accounting Standards) Rules, 2021, in so far as they apply to banks.

#### Use of estimates

The preparation of financial statements in conformity with GAAP requires the management to make estimates and necessary assumptions in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the financial statements and the reported income and expenses for the reporting year. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Actual results could differ from these estimates. Any revision in the accounting estimates is recognised prospectively in the current and future periods.

### C SIGNIFICANT ACCOUNTING POLICIES

#### 1 Investments

**Classification:**

In accordance with the RBI guidelines, investments are classified on the date of purchase into "Held for Trading" ('HFT'), "Available for Sale" ('AFS') and "Held to Maturity" ('HTM') categories (hereinafter called "categories"). Subsequent shifting amongst the categories is done in accordance with the RBI guidelines. Under each of these categories, investments are further classified under six groups (hereinafter called "groups") - Government Securities, Other Approved Securities, Shares, Debentures and Bonds, Investments in Subsidiaries / Joint Ventures and Other Investments.

Purchase and sale transactions in securities are accounted on settlement date except in the case of equity shares which are accounted on trade date.

**Basis of classification:**

Investments that are held for resale within 90 days from the date of purchase are classified under HFT category. Investments which the Bank intends to hold till maturity are classified under HTM category. Investments in the equity of subsidiaries / joint ventures are classified under HTM category. Investments which are not classified in either of the above categories are classified under AFS category.

**Acquisition cost:**

Brokerage, commission, etc. and broken period interest on debt instruments are recognised in the Profit and Loss Account and are not included in the cost of acquisition.

**Disposal of investments:**

Profit / Loss on sale of investments under the aforesaid three categories is recognised in the Profit and Loss Account. Cost of investments is determined based on the weighted average cost method. The profit from sale of investment under HTM category, net of taxes and transfer to statutory reserve is appropriated from the Profit and Loss Account to "Capital Reserve".

**Short sale:**

The Bank undertakes short sale transactions in Central Government dated securities in accordance with the RBI guidelines. The short position is categorised under HFT category and netted off from investments. The short position is marked to market and loss, if any, is charged to the Profit and Loss Account while gain, if any, is ignored. Profit / Loss on short sale is recognised on settlement date.

**Valuation:**

Investments classified under AFS and HFT categories are marked to market individually and depreciation / appreciation is aggregated for each group. Net depreciation, if any, compared to the acquisition cost, in any of the six groups, is charged to the Profit and Loss Account. The net appreciation, if any, in any of the six groups is not recognised except to the extent of depreciation provided earlier. The

236

Introduction to Our How We Our Responsible Statutory Reports and Overview HDFC Bank Performance Create Value Strategy Business Financial Statements book value of individual securities is not changed on such revaluation of investments. Traded investments are valued based on the trades / quotes on the recognised stock exchanges or prices published by Financial Benchmarks India Pvt Ltd. (FBIL) with Fixed Income Money Market and Derivatives Association (FIMMDA) as the calculating agent. Investments denominated in foreign currencies are valued based on the prices provided by market information providers such as Bloomberg, Refinitiv, etc. The market value of unquoted government of India securities, state government securities and special bonds such as oil bonds, fertilizer bonds etc. issued by the government of India is computed as per the prices published by FBIL with FIMMDA as the calculating agent. The valuation of other unquoted fixed income securities (viz. other approved securities and bonds and debentures), and preference shares, is done with appropriate mark-up, i.e. applicable FIMMDA published credit spread over the Yield to Maturity (YTM) rates for government of India securities as published by FBIL with FIMMDA as the calculating agent. Unquoted equity shares are valued at the break-up value, if the latest Balance Sheet is available or at ` 1 for each company. Units of mutual funds are valued at the latest net asset value declared by the respective schemes of the mutual fund. Treasury bills, commercial papers and certificate of deposits being discounted instruments, are valued at carrying cost. Investments in Security receipts (SR) and unquoted units of Infrastructure Investment Trust (InvIT) are valued as per the net asset value provided by the issuing Asset Reconstruction Company and InvIT trust respectively. Investments in unquoted units of Alternative Investment Fund (AIF) are categorised, at the discretion of the Bank, under HTM category for an initial period of three years and valued at cost during this period. Such investments are transferred to the AFS category after the said period of three years. Investments in AFS category are valued at NAV shown by the AIF in its financial statements. Units are valued based on the latest audited financials of the AIF, if available, or at ` 1 per AIF as per the RBI guidelines. Pass Through Certificates (PTC) including Priority Sector-PTCs are valued by using FIMMDA credit spread as applicable for the NBFC category, based on the credit rating of the respective PTC over the YTM rates for government of India securities published by FBIL with FIMMDA as the calculating agent. Investments classified under HTM category are carried at their acquisition cost and not marked to market. Any premium on acquisition is amortised over the remaining maturity period of the security on a constant yield-to-maturity basis. Such amortisation of premium is adjusted against interest income from investments. Any diminution, other than temporary, in the value of investments in HTM category is provided for. Non-performing investments are identified and provision are made thereon based on the RBI guidelines. The provision on such non-performing investments is not set off against the appreciation in respect of other performing investments. Interest on non-performing investments is not recognised until received. Repurchase and reverse repurchase transactions: Repurchase (Repo) and reverse repurchase (Reverse Repo) transactions are reflected as borrowing and lending transactions respectively. Borrowing cost on repo transactions is accounted as interest expense and revenue on reverse repo transactions is accounted as interest income. 2 Advances Classification: Advances are classified as performing and non-performing based on the RBI guidelines and are stated net of bills rediscounted, inter-bank participation with risk, specific loan loss provision, interest in suspense for non-performing advances, claims received from Credit Guarantors, provision for funded interest term loan and provision for diminution in the fair value of restructured assets. Provisioning: The Bank classifies its loans and investments, including at overseas branches and overdues from crystallised derivative contracts, into performing and non-performing in accordance with RBI guidelines. Further the NPAs are classified into sub-standard, doubtful and loss assets based on the RBI guidelines. Non-performing assets are upgraded into standard as per the extant RBI guidelines. Specific loan loss provision in respect of non-performing advances is made based on management’s assessment of the degree of impairment of advances, subject to the minimum provisioning prescribed by the RBI. The specific provision for retail non-performing advances is also made based on the nature of product and delinquency levels. Specific loan loss provision in respect of non-performing advances is included under Provisions and Contingencies. HDFC Bank Limited Integrated Annual Report 2022-23 237

Schedules to the Financial Statements As at March 31, 2023 Non-performing advances are written-off in accordance with the Bank’s policy. Recoveries from bad debts written-off are included under other income. In relation to derivative contracts with non-performing borrowers, the Bank makes provision for the entire amount 3 of overdue and future receivables relating to positive marked to market value of the said derivative contracts. The Bank maintains general provision for standard assets including credit exposures computed as per the current marked to market values of interest rate and foreign exchange derivative contracts and gold. The Bank also maintains general provision for unhedged foreign currency exposures of borrowers as prescribed by RBI. In the case of overseas branches, general provision on standard assets is maintained at the higher of the levels stipulated by the respective overseas regulator or RBI. The provision for standard assets is included under other liabilities. In addition to the above, the Bank on a prudent basis makes provision on advances or exposures which are not NPAs,but has reasons to believe on the basis of the extant environment or specific information or basis regulatory guidance / instructions, of a possible slippage of a specific advance or a group of advances or exposures or potential exposures. These are classified as contingent provisions and included under other liabilities. Provision made in addition to the Bank’s policy for specific loan loss provision for non-performing assets, possible slippage of specific exposures and regulatory general provision is categorised as floating provision. Creation of floating provision is considered by the Bank up to a level approved by the Board of Directors. Floating provisions are used only for contingencies under extraordinary circumstances and for making specific provisions for non-performing accounts. Floating provisions are included under other liabilities. Further to the provisions required to be held according to the asset classification status, provision is held for individual country exposures (other than for home country exposure). Countries are categorised into risk categories as per Export Credit Guarantee Corporation of India Ltd. (‘ECGC’) guidelines and provisioning is made in respect of that country where the net funded exposure is one percent or more of the Bank’s total assets. Provision for country risk is included under other liabilities. In accordance with the RBI guidelines on the prudential framework for resolution of stressed assets and the resolution frameworks for COVID-19 related stress and its Board approved policy, the Bank has implemented resolution plans for eligible borrowers. The asset 238 classification and necessary provision thereon is made in accordance with the said RBI guidelines. The restructured loans are upgraded into standard category as per the extant RBI guidelines. Securitisation and transfer of assets Assets transferred through securitisation and direct assignment of cash flows are de-recognised in the Balance Sheet when they are sold (true sale criteria being fully met with) and consideration is received. Sales / transfers that do not meet true sale criteria are accounted for as borrowings. For a securitisation or direct assignment transaction, the Bank recognises profit upon receipt of the funds and loss is recognised at the time of sale. On sale of stressed assets, if the sale is at a price below the net book value (i.e., funded outstanding less specific provisions held), the shortfall is charged to the Profit and Loss Account and if the sale is for a value higher than the net book value, the excess provision is credited to the Profit and Loss Account in the year when the sum of cash received by way of initial consideration and / or redemption or transfer of security receipts issued by SC / RC exceeds the net book value of the loan at the time of transfer. In respect of stressed assets sold under an asset securitisation, where the investment by the bank in security receipts (SRs) issued against the assets transferred by it is more than 10 percent of such SRs, provisions held against outstanding SRs are higher of the provisions required in terms of net asset value declared by the Securitisation Company (‘SC’) / Reconstruction Company (‘RC’) and provisions as per the extant norms applicable to the underlying loans, notionally treating the book value of these SRs as the corresponding stressed loans assuming the loans remained in the books of the Bank. The Bank invests in Pass Through Certificates (PTCs) issued by Special Purpose Vehicles (SPVs). These are accounted at acquisition cost and are classified as investments. The Bank also buys loans through the direct assignment route which are classified as advances. These are carried at acquisition cost unless it is more than the face value, in which case the premium is amortised based on effective interest rate method. The Bank transfers advances through inter-bank participation with and without risk. In the case of participation with risk, the aggregate amount of the participation issued by the Bank is reduced from advances. In case where the Bank is assuming risk by participation, the aggregate amount of the participation is classified under advances. In the case of issue of participation certificate without risk, the aggregate amount of participation issued by the

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Bank is classified under borrowings and where the Bank is acquiring participation certificate, the aggregate amount of participation acquired is shown as due from banks under advances.

4 Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation as adjusted for impairment, if any. Cost includes cost of purchase and all expenditure like site preparation, installation costs and professional fees incurred on the asset before it is ready to use. Subsequent expenditure incurred on assets put to use is capitalised only when it increases the future benefit / functioning capability from / of such assets.

Depreciation is charged over the estimated useful life of the fixed asset on a straight-line basis. The management believes that the useful life of assets assessed by the Bank, pursuant to Part C of Schedule II to the Companies Act, 2013, taking into account changes in environment, changes in technology, the utility and efficacy of the asset in use, fairly reflects its estimate of useful lives of the fixed assets. The estimated useful lives of key fixed assets are given below:

| Asset | Estimated useful life as assessed by the Bank | Estimated useful life specified under Schedule II of the Companies Act, 2013 |
|---|---|---|
| Owned Premises | 60 years | 60 years |
| Automated Teller Machines (ATMs) | 10 years | 15 years |
| Electrical equipments and installations | 6 to 8 years | 10 years |
| Office equipments | 3 to 6 years | 5 years |
| Computers | 3 years | 3 years |
| Modems, routers, switches, servers, network and related IT equipments | 3 to 6 years | 6 years |
| Motor cars | 4 years | 8 years |
| Furniture and fittings | 16 years | 10 years |

- Improvements to lease hold premises are amortised over the remaining primary period of lease.
- Software and system development expenditure is amortised over a period of 5 years.
- Point of Sales (PoS) terminals are depreciated over a period of 4 years.
- For assets purchased and sold during the year, depreciation is provided on pro-rata basis.
- Whenever there is a revision of the estimated useful life of an asset, the unamortised depreciable amount is charged over the revised remaining useful life of the said asset.
- Profit on sale of immovable property net of taxes and transfer to statutory reserve, are transferred to capital reserve.
- Assets (other than PoS terminals) costing less than ₹ 5,000 individually, are fully depreciated in the year of purchase.

5 Impairment of assets

The Bank assesses at each Balance Sheet date whether there is any indication that an asset may be impaired. Impairment loss, if any, is provided to the extent the carrying amount of assets exceeds their estimated recoverable amount.

6 Translation of foreign currency items

Foreign currency income and expenditure items of domestic operations are translated at the exchange rates prevailing on the date of the transaction. Income and expenditure items of integral foreign operations (representative offices) are translated at the weekly average closing rates and of non-integral foreign operations (foreign branches and offshore banking units) at the monthly average closing rates.

Outstanding foreign currency monetary items of domestic and integral foreign operations are translated at the closing exchange rates notified by Foreign Exchange Dealers' Association of India (FEDAI) as at the Balance Sheet date and the resulting net revaluation profit or loss is recognised in the Profit and Loss Account.

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations are translated at closing exchange rates notified by FEDAI at the Balance Sheet date and the resulting profit / loss arising from exchange differences are accumulated in the Foreign Currency Translation Reserve until disposal of the non-integral foreign operations in accordance with AS-11, The Effects of Changes in Foreign Exchange Rates and the extant RBI guidelines.

Foreign currency denominated contingent liabilities on account of foreign exchange and derivative contracts, guarantees, letters of credit, acceptances and endorsements are translated at closing rates of exchange notified by FEDAI as at the Balance Sheet date.

7 Foreign exchange and derivative contracts

Foreign exchange spot and forward contracts, outstanding as at the Balance Sheet date and held for trading, are revalued at the closing spot and forward rates respectively as notified by FEDAI and at interpolated rates for contracts of interim maturities. The USD-INR exchange rate for

HDFC Bank Limited Integrated Annual Report 2022-23 239

Schedules to the Financial Statements As at March 31, 2023 valuation of contracts having longer maturities i.e. greater 8 than one year, is derived using the USD-INR spot rate as well as relevant INR yield curve and USD yield curve. For other currency pairs, and non-deliverable contracts, the forward points (for rates / tenors not published by FEDAI) are obtained / derived basis data published by Refinitiv or Bloomberg for valuation of the contracts. Valuation is considered on present value basis. For this purpose, the forward profit or loss on the contracts are discounted to the valuation date using the discounting yields. The resulting profit or loss on valuation is recognised in the Profit and Loss Account. Marked to market value of foreign exchange contracts are classified as assets when the fair value is positive or as liabilities when the fair value is negative. Foreign exchange forward contracts not intended for trading, that are entered into to establish the amount of reporting currency required or available at the settlement date of a transaction, and are outstanding at the Balance Sheet date, are effectively valued at the closing spot rate. The premium or discount arising at the inception of such forward exchange contract is amortised on a straight line basis as expense or income over the life of the contract. The Bank recognises all derivative contracts at fair value, on the date on which such derivative contracts are entered into and are re-measured at fair value as at the Balance Sheet date. Marked to market values of such derivatives are classified as assets when the fair value is positive or as liabilities when the fair value is negative. The Bank as part of its risk management strategy, makes use of derivative instruments, including foreign exchange forward contracts, for hedging the risk embedded in some of its financial assets or liabilities recognised on the balance sheet. The Bank identifies the hedged item (asset or liability) at the inception of the transaction itself. Hedge effectiveness is ascertained at the time of the inception of the hedge and at the reporting date thereafter. 9 In case of a fair value hedge, the changes in the fair value of the hedging instruments and hedged items are recognised in the Profit and Loss Account and in case of cash flow hedges, the changes in fair value of effective portion are recognised in Reserves and Surplus under ‘Cash flow hedge reserve’ and ineffective portion of an effective hedging relationship, if any, is recognised in the Profit and Loss Account. The accumulated balance in the cash flow hedge reserve, in an effective hedging relationship, is recycled in the Profit and Loss Account at the same time that the impact from the hedged item is recognised in the Profit and Loss Account. 240 Revenue recognition Interest income is recognised in the Profit and Loss Account on an accrual basis, except in the case of non-performing assets and overdue interest on retail EMI based performing advances, which are recognised when realised. In case of domestic advances, where interest is collected on rear end basis, such interest is accounted on receipt basis in accordance with the RBI communication. Interest income on investments in PTCs and loans bought out through the direct assignment route is recognised at their effective interest rate. Income on non-coupon bearing discounted instruments is recognised over the tenor of the instrument on a constant yield basis. Dividend on equity shares and preference shares is recognised as income when the right to receive the dividend is established. Income from units of mutual funds / AIF is recognised on cash basis. Loan processing fee is recognised as income when due. Syndication / Arranger fee is recognised as income when a significant act / milestone is completed. Gain / loss on sell down of loans is recognised in line with the extant RBI guidelines. Guarantee commission, commission on letter of credit, annual locker rent fees and annual fees for credit cards are recognised on a straight-line basis over the period of contract. Other fees and commission income are recognised when due, where the Bank is reasonably certain of ultimate collection. Fees paid / received for priority sector lending certificates (PSLC) is recognised on straight-line basis over the period of the certificate. Employee benefits Stock based Employee Compensation: The Employee Stock Option Scheme (‘the Scheme’) provides for the grant of options to acquire equity shares of the Bank to its employees and whole time directors. The Employee Stock Incentive Master Scheme -2022 (ESIS-2022) provides for the grant of Restricted Stock Units (RSUs) to acquire equity shares of the Bank to its employees and whole-time directors. The options / units granted shall vest as per their vesting schedule and these may be exercised within a specified period. The Bank follows the intrinsic value method to account for its stock-based employee compensation plans in respect of options granted up to March 31, 2021. Compensation cost

Introduction to Our How We Our Responsible Statutory Reports and Overview HDFC Bank Performance Create Value Strategy Business Financial Statements is measured by the excess, if any, of the market price of the underlying stock over the exercise price as determined under the option plan. The market price is the closing price on the stock exchange where there is highest trading volume on the working day immediately preceding the date of grant. Effective April 01, 2021, the fair value of share-linked instruments on the date of grant for all instruments granted after March 31, 2021 is recognised as an expense in accordance with the RBI guidelines on Compensation of WholeTimeDirectors/ChiefExecutiveOfficers/Material Risk Takers and Control Function staff. The fair value of the stock-based employee compensation is estimated on the date of grant using Black-Scholes model. The compensation cost is amortised on a straight-line basis over the vesting period after adjusting estimated forfeiture. Ultimately, the cost for all instruments that vest is recognized. The compensation expense is recognised in the Profit and Loss Account with a corresponding credit to Employee Stock Options Reserve. On exercise of the stock options, corresponding balance in Employee Stock Options Reserve is transferred to Share Premium. In respect of the options which expire unexercised, the balance standing to the credit of Employee Stock Options Reserve is transferred to General Reserve. Gratuity: The Bank has an obligation towards gratuity, a defined benefit retirement plan covering all eligible employees. The plan benefit vests upon completion of five years of service and is in the form of lump sum amount, without an upper limit, equivalent to 15 days’ basic salary payable for each completed year of service to all eligible employees on resignation, retirement, death while in employment or on termination of employment. The Bank makes contributions to a recognised Gratuity Trust administered by trustees and whose funds are managed by insurance companies. In respect of erstwhile Lord Krishna Bank (eLKB) employees, the Bank makes contribution to a fund set up by eLKB and administered by the Board of Trustees. The defined gratuity benefit plans are valued by an independent actuary as at the Balance Sheet date using the projected unit credit method as per the requirement of AS-15, Employee Benefits, to determine the present value of the defined benefit obligation and the related service costs. The actuarial calculations entails assumptions about demographics, early retirement, salary increases and interest rates. Actuarial gain or loss is recognised in the Profit and Loss Account. Superannuation: The Bank has a Superannuation Plan under which employees of the Bank, above a prescribed grade, are entitled to receive retirement benefits either through salary or under a defined contribution plan. For those opting for a defined contribution plan, the Bank contributes a sum equivalent to 13% of the employee’s eligible annual basic salary (15% for the whole time directors and for certain eligible employees of the erstwhile Centurion Bank of Punjab (eCBoP staff)) to a Trust administered by trustees and whose funds are managed by insurance companies. The Bank has no liability towards future superannuation fund benefits other than its contribution and recognises such contribution as an expense in the year incurred. Provident fund: The Bank is covered under the Employees Provident Fund and Miscellaneous Provisions Act, 1952 and accordingly all employees of the Bank are entitled to receive benefits under the provident fund. The Bank contributes an amount, on a monthly basis, at a determined rate (currently 12% of employee’s basic salary). Of this, the Bank contributes an amount equal to 8.33% of employee’s basic salary up to a maximum salary level of ` 15,000/- per month, to the Pension Scheme administered by the Regional Provident Fund Office. The balance amount out of the 12% employer’s share is contributed to an exempted Trust set up by the Bank and administered by a Board of Trustees. The Bank recognises such contributions as an expense in the year in which it is incurred. Interest payable to the members of the exempted trust shall not be lower than the statutory rate of interest declared by the Central Government under the Employees Provident Funds and Miscellaneous Provisions Act, 1952 and shortfall, if any, shall be made good by the Bank. The guidance note on implementing AS-15, Employee Benefits, states that benefits involving employer established provident funds, which require interest shortfalls to be provided, are to be considered as defined benefit plan. Actuarial valuation of this Provident Fund interest shortfall is done as per the guidance note issued in this respect by The Institute of Actuaries of India (IAI) and provision towards this liability is made. The overseas branches of the Bank make contribution to the respective applicable government social security scheme calculated as a percentage of the employees’ salaries. The Bank’s obligations are limited to these contributions, which are expensed when due, as such contribution is in the nature of defined contribution. HDFC Bank Limited Integrated Annual Report 2022-23 241

Schedules to the Financial Statements As at March 31, 2023 Pension: In respect of pension payable to certain eLKB employees under the Lord Krishna Bank (Employees) Pension Scheme, which is a defined benefit scheme, the Bank contributes 10% of basic salary to a pension trust set up by the Bank and administered by the Board of Trustees and an additional amount towards the liability shortfall based on an independent actuarial valuation as at the Balance Sheet date, which includes assumptions about demographics, early retirement, salary increases and interest rates. In respect of certain eLKB employees who had moved to a Cost to Company (CTC) based compensation structure and had completed less than 15 years of service, the contribution which was made until then, is maintained as a fund and will be converted into annuity on separation after a lock-in-period of two years. For this category of employees, liability stands frozen and no additional provision is required except for interest as applicable to Provident Fund, which is provided for. In respect of certain eLKB employees who moved to a CTC structure and had completed service of more than 15 years, pension would be paid on separation based on salary applicable as on the date of movement to CTC structure. Provision thereto is made based on an independent actuarial valuation as at the Balance Sheet date. National Pension Scheme (NPS): In respect of employees who opt for contribution to the NPS, the Bank contributes certain percentage of the basic salary of employees to the aforesaid scheme, a defined contribution plan, which is managed and administered by pension fund management companies. The Bank has no liability other than its contribution and recognises such contributions as an expense in the year incurred. 10 Debit and credit cards reward points The Bank estimates the probable redemption of debit and credit card reward points and cost per point using an actuarial method by employing an independent actuary, which includes assumptions such as mortality, redemption and spends. Provisions for liabilities on the outstanding reward points are made based on an independent actuarial valuation as at the Balance Sheet date and included in other liabilities and provisions. 11 Bullion The Bank imports bullion including precious metal bars on a consignment basis. The imports are typically on a back-to-back basis and are priced to the customer based on the price quoted by the supplier. The difference between the price recovered from customers and cost of bullion 242 is accounted at the time of sale to the customers and reported as ‘‘Other Income’’. The Bank also deals in bullion on a borrowing and lending basis and the interest thereon is accounted as interest expense / income respectively. 12 Lease accounting Lease payments including cost escalation for assets taken on operating lease are recognised in the Profit and Loss Account over the lease term on a straight-line basis in accordance with the AS-19, Leases. 13 Income tax Income tax expense comprises current tax provision (i.e. the amount of tax for the period determined in accordance with the Income Tax Act, 1961, the rules framed there under and considering the material principles set out in Income Computation and Disclosure Standards) and the net change in the deferred tax asset or liability during the year. Deferred tax assets and liabilities are recognised for the future tax consequences of timing differences between the carrying values of assets and liabilities and their respective tax bases, and operating loss carried forward, if any. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates as at the Balance Sheet date. Current tax assets and liabilities and deferred tax assets and liabilities are off-set when they relate to income taxes levied by the same taxation authority, when the Bank has a legal right to off-set and when the Bank intends to settle on a net basis. Deferred tax assets are recognised only to the extent there is reasonable certainty that the assets can be realised in future. In case of unabsorbed depreciation or carried forward loss under taxation laws, deferred tax assets are recognised only if there is virtual certainty of realisation of such assets. Deferred tax assets are reviewed at each Balance Sheet date and appropriately adjusted to reflect the amount that is reasonably / virtually certain to be realised. 14 Earnings per share The Bank reports basic and diluted earnings per equity share in accordance with AS-20, Earnings per Share. Basic earnings per equity share has been computed by dividing net profit for the year attributable to equity shareholders by the weighted average number of equity shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue equity shares were exercised or converted to equity during the year. Diluted earnings per equity share are computed using the weighted average number of equity

Introduction to Our How We Our Responsible Statutory Reports and Overview HDFC Bank Performance Create Value Strategy Business Financial Statements shares and the dilutive potential equity shares outstanding during the period except where the results are anti-dilutive. 15 Share issue expenses Share issue expenses are adjusted against Share Premium Account in terms of Section 52 of the Companies Act, 2013. 16 Segment information The disclosure relating to segment information is in accordance with AS-17, Segment Reporting and as per guidelines issued by RBI. 17 Accounting for provisions, contingent liabilities and contingent assets In accordance with AS-29, Provisions, Contingent Liabilities and Contingent Assets, the Bank recognises provisions when it has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and when a reliable estimate of the amount of the obligation can be made. Provisions are determined based on management estimate required to settle the obligation at the Balance Sheet date, supplemented by experience of similar transactions. These are reviewed at each Balance Sheet date and adjusted to reflect the current management estimates. A disclosure of contingent liability is made when there is: • apossibleobligationarisingfromapastevent,the existence of which will be confirmed by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Bank; or • apresentobligationarisingfromapasteventwhich is not recognised as it is not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount of the obligation cannot be made. Whenthereisapossibleobligationorapresentobligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made. Contingent assets, if any, are not recognised in the financial statements since this may result in the recognition of income that may never be realised. 18 Cash and cash equivalents Cash and cash equivalents include cash including foreign currency notes and gold in hand, balances with RBI, balances with other banks and money at call and short notice. 19 Corporate social responsibility Expenditure towards corporate social responsibility, in accordance with Companies Act, 2013, is recognised in the Profit and Loss Account.

Schedules to the Financial Statements
For the year ended March 31, 2023

## SCHEDULE 18 - Notes forming part of the financial statements for the year ended March 31, 2023

Amounts in notes forming part of the financial statements for the year ended March 31, 2023 are denominated in rupee crore to conform to extant RBI guidelines, except where stated otherwise.

### 1. Proposed dividend

The Board of Directors at its meeting held on April 15, 2023 proposed a dividend of ₹ 19.00 per equity share (previous year: ₹ 15.50 per equity share) aggregating to ₹ 10,601.51 crore (previous year: ₹ 8,604.52 crore). The proposal is subject to the approval of shareholders at the ensuing Annual General Meeting. Effect of the proposed dividend has been reckoned in determining capital funds in the computation of the capital adequacy ratio.

### 2. Proposed scheme of amalgamation

The Board of Directors at its meeting held on April 04, 2022, approved a composite Scheme of amalgamation ("Scheme"), for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, with and into Housing Development Finance Corporation Limited ("HDFC Limited"); and thereafter (ii) HDFC Limited into HDFC Bank Limited ("Bank"), and their respective shareholders and creditors, under Sections 230 to 232 of the Companies Act, 2013 and other applicable laws including the rules and regulations. The share exchange ratio shall be 42 equity shares of face value of ₹ 1/- each of the Bank for every 25 equity shares of face value of ₹ 2/- each of HDFC Limited. As per the Scheme, the appointed date for the amalgamation of HDFC Limited with and into the Bank shall be the effective date of the Scheme. The Scheme shall become effective on filing of the necessary form with the ROC. Upon the Scheme becoming effective, the Bank will issue equity shares to the shareholders of HDFC Limited as on the record date as per the Scheme and the equity shares held by HDFC Limited in the Bank will be extinguished.

The Scheme was approved by the shareholders at the National Company Law Tribunal ("NCLT") convened meeting of the shareholders of the Bank held on November 25, 2022. The NCLT in accordance with Sections 230 to 232 of the Companies Act, 2013 and rules thereunder, has vide its order dated March 17, 2023 sanctioned the Scheme. The Bank is in the process of seeking the remaining necessary approvals / permissions and accordingly, the Scheme has not yet been made effective.

### 3. Capital adequacy

The Bank's capital to risk-weighted assets ratio ('Capital Adequacy Ratio') is calculated in accordance with the RBI guidelines on Basel III capital regulations ('Basel III'). The minimum capital ratio requirement under Basel III as at March 31, 2023 and March 31, 2022 is as follows:

| Minimum ratio of capital to risk-weighted assets (RWAs) | % of RWAs |
|---|---|
| Common Equity Tier 1 (CET 1) | 8.2 |
| Tier 1 capital | 9.7 |
| Total capital | 11.7 |

The above minimum ratios include Capital Conservation Buffer (CCB) and additional capital applicable to our Bank being Domestic-Systemically Important Bank (D-SIB).

The Bank's capital adequacy ratio computed under Basel III is given below:

(₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2023 | 2022 |
| CET 1 capital | 260,220.90 | 225,585.50 |
| Additional Tier 1 capital | 11,603.01 | 16,221.25 |
| Tier 1 capital | 271,823.91 | 241,806.75 |
| Tier 2 capital | 33,740.94 | 13,927.75 |
| **Total capital** | **305,564.85** | **255,734.50** |
| **Total risk weighted assets** | **1,586,634.96** | **1,353,510.85** |

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(₹ crore)

| Particulars | As at March 31, | |
|---|---|---|
| | 2023 | 2022 |
| **Capital adequacy ratios under Basel III** | | |
| CET 1 | 16.40% | 16.67% |
| Tier 1 | 17.13% | 17.87% |
| Tier 2 | 2.13% | 1.03% |
| **Total** | **19.26%** | **18.90%** |
| **Leverage Ratio** | 10.04% | 10.62% |
| **Percentage of the shareholding of Government of India** | Nil | Nil |
| **Amount of non-equity Tier 1 capital raised during the year, of which:** | **3,000.00** | **8,318.25** |
| Basel III compliant Perpetual Debt instrument | 3,000.00 | 8,318.25 |
| **Amount of Tier 2 capital raised during the year, of which:** | 20,000.00 | Nil |
| Basel III compliant Cumulative Subordinated bonds | 20,000.00 | Nil |

As on March 31, 2023, the Bank's subordinated and perpetual debt capital instruments amounted to ₹ 22,000.00 crore (previous year: ₹ 5,477.00 crore) and ₹ 11,956.00 crore (previous year: ₹ 16,318.25 crore) respectively.

In accordance with the RBI guidelines, banks are required to make consolidated Pillar 3 and Net Stable Funding Ratio (NSFR) disclosures under the Basel III Framework. These disclosures are available on the Bank's website at the following link: https://www.hdfcbank.com/personal/resources/regulatory-disclosures. The disclosures have not been subjected to audit by the statutory auditors of the Bank.

### Capital infusion

During the year ended March 31, 2023, the Bank has allotted 3,42,01,810 equity shares (previous year: 3,27,64,494 equity shares) aggregating to face value of ₹ 3.42 crore (previous year: ₹ 3.27 crore) on exercise of stock options. Accordingly, the share capital increased by ₹ 3.42 crore (previous year: ₹ 3.27 crore) and the share premium increased by ₹ 3,420.26 crore (previous year: ₹ 2,606.48 crore).

The details of the movement in the paid-up equity share capital of the Bank are given below:

(₹ crore)

| Particulars | March 31, 2023 | March 31, 2022 |
|---|---|---|
| Opening balance | 554.55 | 551.28 |
| Addition pursuant to stock options exercised | 3.42 | 3.27 |
| Closing balance | 557.97 | 554.55 |

## 4. Earnings per equity share

Basic and diluted earnings per equity share of the Bank have been calculated based on the net profit after tax of ₹ 44,108.70 crore (previous year: ₹ 36,961.36 crore) and the weighted average number of equity shares outstanding during the year of 5,56,57,14,265 (previous year: 5,53,32,03,566).

Following is the reconciliation between the basic and diluted earnings per equity share:

| Particulars | For the years ended | |
|---|---|---|
| | March 31, 2023 | March 31, 2022 |
| Nominal value per share (₹) | 1.00 | 1.00 |
| Basic earnings per share (₹) | 79.25 | 66.80 |
| Effect of potential equity shares (per share) (₹) | (0.36) | (0.45) |
| Diluted earnings per share (₹) | 78.89 | 66.35 |

HDFC Bank Limited Integrated Annual Report 2022-23 245

Schedules to the Financial Statements
For the year ended March 31, 2023

Basic earnings per equity share of the Bank has been computed by dividing the net profit for the year attributable to the equity shareholders by the weighted average number of equity shares outstanding during the year. Diluted earnings per equity share has been computed by dividing the net profit for the year attributable to the equity shareholders by the weighted average number of equity shares and dilutive potential equity shares outstanding during the year, except where the results are anti-dilutive. The dilutive impact is on account of stock options / Restricted Stock Units (RSUs) granted to employees by the Bank. There is no impact of dilution on the profits in the current year and previous year.

Following is the reconciliation of the weighted average number of equity shares used in the computation of basic and diluted earnings per share:

| Particulars | For the years ended | |
|---|---|---|
| | March 31, 2023 | March 31, 2022 |
| Weighted average number of equity shares used in computing basic earnings per equity share | 5,56,57,14,265 | 5,53,32,03,566 |
| Effect of potential equity shares outstanding | 2,54,69,391 | 3,77,30,419 |
| Weighted average number of equity shares used in computing diluted earnings per equity share | 5,59,11,83,656 | 5,57,09,33,985 |

## 5. Reserves and Surplus

### Statutory Reserve

The Bank has made an appropriation of ₹ 11,027.18 crore (previous year: ₹ 9,240.34 crore) out of profits for the year ended March 31, 2023 to the Statutory Reserve pursuant to the requirements of Section 17 of the Banking Regulation Act, 1949 read with RBI guidelines.

### General Reserve

The Bank has made an appropriation of ₹ 4,410.87 crore (previous year: ₹ 3,696.14 crore) out of profits for the year ended March 31, 2023 to the General Reserve.

### Special Reserve

During the year ended March 31,2023, the Bank has made an appropriation of ₹ 500.00 crore (previous year: Nil) to the Special Reserve as per Section 36(1) (viii) of the Income-tax Act, 1961.

### Capital Reserve

During the year ended March 31, 2023, the Bank has appropriated ₹ 4.61 crore (previous year: ₹ 666.47 crore), being the profit from sale of investments under HTM category and profit on sale of immovable properties, net of taxes and transfer to statutory reserve, from the Profit and Loss Account to the Capital Reserve.

### Investment Reserve Account

During the year ended March 31, 2023, the Bank has transferred ₹ 294.80 crore (net) from the Investment Reserve Account to the Profit and Loss Account as per the RBI guidelines. In the previous year, the Bank had appropriated ₹ 233.13 crore (net) from Profit and Loss Account to Investment Reserve Account as per the RBI guidelines.

### Investment Fluctuation Reserve

During the year ended March 31, 2023, the Bank made transfer of ₹ 82.00 crore (previous year: Nil) to Investment Fluctuation Reserve. As per RBI guidelines, banks are required to maintain an Investment Fluctuation Reserve (IFR) equivalent to 2.00% of their HFT and AFS investment portfolios. The balance in the IFR as at March 31, 2023 is 2.24 % (previous year: 2.28%) of the Bank's HFT and AFS investment portfolios.

### Cash Flow Hedge Reserve

During the year ended March 31, 2023, the Bank has recognised ₹ 5.45 crore (previous year: ₹ (97.68) crore) as Cash Flow Hedge Reserve on derivative contracts designated as cash flow hedge.

### Employees Stock Options Reserve

During the year ended March 31, 2023, the Bank has recognised ₹ 748.90 crore (previous year: ₹ 325.97 crore) as Employees Stock Options Reserve on account of fair valuation of share-linked instruments. During the year ended March 31, 2023, on exercise of share-linked instruments, an amount of ₹ 7.85 crore (previous year: Nil) is transferred from Employees Stock Options Reserve to share premium.

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### Draw down from Reserves

The Bank has not undertaken any drawdown from reserves during the years ended March 31, 2023 and March 31, 2022.

## 6. Accounting for employee share based payments

The shareholders of the Bank approved the grant of equity stock options under Plan "C" in June 2005, Plan "D" in June 2007, Plan "E" in June 2010, Plan "F" in June 2013 and Plan "G" in July 2016. Under the terms of each of these Plans, the Bank may issue to its employees and Whole Time Directors, Equity Stock Options ('ESOPs') each of which is convertible into one equity share. All the plans were framed in accordance with the SEBI (Employee Stock Option Scheme & Employee Stock Purchase Scheme) Guidelines, 1999 as amended from time to time and as applicable at the time of the grant. The accounting for the stock options has been in accordance with the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 and RBI guidelines to the extent applicable.

Plans C, D, E, F and G provide for the issuance of options at the recommendation of the Nomination and Remuneration Committee of the Board ('NRC') at the closing price on the working day immediately preceding the date when options are granted. This closing price is the closing price of the Bank's equity share on an Indian stock exchange with the highest trading volume as of the working day preceding the date of grant.

Further, the shareholders of the Bank approved the grant of 10,00,00,000 Restricted Stock Units ("RSUs") under Employees' Stock Incentive Master Scheme – 2022 (ESIS-2022) in May, 2022.

The vesting conditions applicable to the options / units are at the discretion of the NRC. These options / units are exercisable on vesting, for a period as set forth by the NRC at the time of the grant. The period in which the options and units may be exercised cannot exceed five years and one year respectively from the date of expiry of vesting period. During the financial year 2022-23, no modifications were made to the terms and conditions of ESOPs. During the previous year 2021-22, the Shareholders of the Bank approved certain modifications in the subsisting ESOP Plans to allow any employee of the Bank transferred to a subsidiary company, to continue to be entitled to the stock options already granted to such an employee during the course of his / her service with the Bank.

**Activity in the options / units outstanding under the Employee Stock Option Plans / RSUs**

- Activity in the options outstanding under the various employee stock option plans as at March 31, 2023:

| Particulars | Number of options | Weighted average exercise price (₹) |
|---|---|---|
| Options outstanding, beginning of year | 15,81,06,016 | 1,175.65 |
| Granted during the year | 3,04,80,145 | 1,425.69 |
| Exercised during the year | 3,42,01,810 | 998.73 |
| Forfeited / Lapsed during the year | 27,01,890 | 1,227.62 |
| Options outstanding, end of year | 15,16,82,461 | 1,264.86 |
| Options exercisable | 6,51,24,916 | 1,162.96 |

- Activity in the RSUs outstanding under the Employees' Stock Incentive Master Scheme as at March 31, 2023:

| Particulars | Number of RSUs | Weighted average exercise price (₹) |
|---|---|---|
| RSUs outstanding, beginning of year | - | - |
| Granted during the year | 28,91,000 | 1.00 |
| Exercised during the year | - | - |
| Forfeited / Lapsed during the year | - | - |
| RSUs outstanding, end of year | 28,91,000 | 1.00 |
| RSUs exercisable | - | - |

HDFC Bank Limited Integrated Annual Report 2022-23 247

Schedules to the Financial Statements
For the year ended March 31, 2023

- Activity in the options outstanding under the various employee stock option plans as at March 31, 2022:

| Particulars | Number of options | Weighted average exercise price (₹) |
|---|---|---|
| Options outstanding, beginning of year | 16,81,68,760 | 1,063.79 |
| Granted during the year | 2,56,28,600 | 1,427.29 |
| Exercised during the year | 3,27,64,494 | 796.52 |
| Forfeited / Lapsed during the year | 29,26,850 | 1,196.30 |
| Options outstanding, end of year | 15,81,06,016 | 1,175.65 |
| Options exercisable | 6,53,21,116 | 1,036.49 |

- The following table summarises the information about stock options outstanding as at March 31, 2023:

| Plan | Range of exercise price (₹) | Number of shares arising out of options | Weighted average life of options (in years) | Weighted average exercise price (₹) |
|---|---|---|---|---|
| Plan F | 716.60 | 74,49,626 | 0.83 | 716.60 |
| Plan G | 882.85 to 1,673.10 | 14,42,32,835 | 2.87 | 1,293.18 |

- The following table summarises the information about RSUs outstanding as at March 31, 2023:

| Plan | Range of exercise price (₹) | Number of shares arising out of units | Weighted average life of units (in years) | Weighted average exercise price (₹) |
|---|---|---|---|---|
| ESIS-2022 | 1.00 | 28,91,000 | 3.02 | 1.00 |

- The following table summarises the information about stock options outstanding as at March 31, 2022:

| Plan | Range of exercise price (₹) | Number of shares arising out of options | Weighted average life of options (in years) | Weighted average exercise price (₹) |
|---|---|---|---|---|
| Plan F | 417.75 to 731.08 | 1,75,64,766 | 1.07 | 666.77 |
| Plan G | 882.85 to 1,516.95 | 14,05,41,250 | 2.70 | 1,239.25 |

In accordance with the RBI clarification dated August 30, 2021, the Bank has estimated the fair value of the options / units granted after March 31, 2021 using Black-Scholes model. This is recognised as compensation expense over the vesting period of the options with effect from April 01, 2021.

The assumptions considered in the model for valuing the ESOPs granted during the year ended March 31, 2023 and March 31, 2022 are given below:

| Particulars | March 31, 2023 | March 31, 2022 |
|---|---|---|
| Dividend yield | 0.22% to 0.97% | 0.21% to 0.52% |
| Expected volatility | 24.63% to 34.21% | 23.86% to 38.70% |
| Risk - free interest rate | 5.58% to 7.59% | 4.38% to 6.07% |
| Expected life of the options | 1 to 8 Years | 1 to 6 Years |

The assumptions considered in the model for valuing the RSUs granted during the year ended March 31, 2023:

| Particulars | March 31, 2023 |
|---|---|
| Dividend yield | 0.63% to 1.08% |
| Expected volatility | 24.08% to 30.20% |
| Risk-free interest rate | 7.02% to 7.53% |
| Expected life of the options | 1 to 5 Years |

## 7. Other liabilities

- The Bank held provisions towards standard assets amounting to ₹ 6,988.66 crore as at March 31, 2023 (previous year: ₹ 6,562.60 crore). These are included under other liabilities.

248

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- Provision for standard assets is made @ 0.25% for direct advances to agriculture, individual housing loans and Small and Micro Enterprises (SMEs) sectors, @ 1% for advances to commercial real estate sector, @ 0.75% for advances to commercial real estate - residential housing sector, @ 5% on restructured standard advances, @ 2% until after one year from the date on which the rates are reset at higher rates for housing loans offered at a comparatively lower rate of interest in the first few years and @ 2% on all exposures to the wholly owned step down subsidiaries of the overseas subsidiaries of Indian companies, sanctioned / renewed after December 31, 2015.
- Provision is maintained at rates higher than the regulatory minimum, on standard advances based on evaluation of the risk and stress in various sectors as per the policy approved by the Board of the Bank.
- In accordance with regulatory guidelines and based on the information made available by its customers to the Bank, for exposures to customers who have not hedged their foreign currency exposures, provision for standard assets is made at levels ranging up to 0.80% depending on the likely loss the entities could incur on account of exchange rate movements.
- Provision for standard assets of overseas branches is made at higher of rates prescribed by the overseas regulator or RBI.
- For all other loans and advances including credit exposures computed as per the current marked to market values of interest rate and foreign exchange derivative contracts, provision for standard assets is made @ 0.40%.
- In accordance with RBI guidelines, an additional provision is made @ 3% on the incremental exposure to the "Specified Borrowers" (except NBFCs / HFCs) beyond normally permitted lending limit (NPLL) as defined by RBI.

• Other liabilities include contingent provisions of ₹ 9,232.84 crore as at March 31, 2023 (previous year: ₹ 9,684.88 crore) in respect of advances.

• The Bank has presented gross unrealised gain on foreign exchange and derivative contracts under other assets and gross unrealised loss on foreign exchange and derivative contracts under other liabilities. Accordingly, other liabilities as at March 31, 2023 include unrealised loss on foreign exchange and derivative contracts of ₹ 9,914.66 crore (previous year: ₹ 7,464.74 crore).

• There is no item under Other Liabilities and Provisions -"Others (including provisions)" exceeding 1% of total assets as at March 31, 2023 and March 31, 2022.

## 8. Unhedged foreign currency exposure

The Bank has in place a policy and process for managing currency induced credit risk. The credit appraisal memorandum prepared at the time of origination and review of a credit facility is required to discuss the exchange risk that the customer is exposed to from all sources, including trade related, foreign currency borrowings and external commercial borrowings. It could cover the natural hedge available to the customer as well as other hedging methods adopted by the customer to mitigate exchange risk. For foreign currency loans granted by the Bank beyond a defined threshold the customer is encouraged to enter into appropriate risk hedging mechanisms with the Bank. Alternatively, the Bank satisfies itself that the customer has the financial capacity to bear the exchange risk in the normal course of its business and / or has other mitigants to reduce the risk. On a periodic basis, the Bank reviews information on the unhedged portion of foreign currency exposures of customers, whose total foreign currency exposure with the Bank exceeds a defined threshold. A Board approved credit risk rating linked limit on unhedged foreign currency position of customers is applicable when extending credit facilities to a customer. The compliance with the limit is assessed by estimating the extent of drop in a customer's annual Earnings Before Interest and Depreciation ('EBID') due to a potentially large adverse movement in exchange rate impacting the unhedged foreign currency exposure of the customer. Where a breach is observed in such a simulation, the customer is suitably advised to review and manage its unhedged exposure, where deemed necessary.

In accordance with RBI guidelines, as at March 31, 2023 the Bank holds standard asset provisions of ₹ 263.00 crore (previous year: ₹ 355.00 crore) and maintains capital (including CCB & D-SIB) of ₹ 973.84 crore (previous year: ₹ 1,412.67 crore) in respect of the unhedged foreign currency exposure of its customers.

HDFC Bank Limited Integrated Annual Report 2022-23 249

Schedules to the Financial Statements
For the year ended March 31, 2023

250

## 9. Investments

Composition of investments as at March 31, 2023

(₹ crore)

| | Investments in India | | | | | | | Investments outside India | | | | Total Investments |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Government Securities | Other Approved Securities | Shares | Debentures and Bonds | Subsidiaries and / or joint ventures | Others | Total Investments in India | Government Securities (including local authorities) | Subsidiaries and / or joint ventures | Others | Total Investments outside India | |
| **Held to Maturity** | | | | | | | | | | | | |
| Gross | 343,301.94 | - | - | 6,160.87 | 3,826.49 | 16.60 | 353,305.90 | - | - | - | - | 353,305.90 |
| Less: Provision for non-performing investments (NPI) | - | - | - | - | - | - | - | - | - | - | - | - |
| Net | 343,301.94 | - | - | 6,160.87 | 3,826.49 | 16.60 | 353,305.90 | - | - | - | - | 353,305.90 |
| **Available for Sale** | | | | | | | | | | | | |
| Gross | 84,204.92 | - | 515.17 | 50,532.57 | - | 15,687.13 | 150,939.79 | 81.79 | - | 1,520.10 | 1,601.89 | 152,541.68 |
| Less: Provision for depreciation and NPI | (171.25) | - | (20.49) | (923.61) | - | (176.02) | (1,291.37) | (2.07) | - | (98.83) | (100.90) | (1,392.27) |
| Net | 84,033.67 | - | 494.68 | 49,608.96 | - | 15,511.11 | 149,648.42 | 79.72 | - | 1,421.27 | 1,500.99 | 151,149.41 |
| **Held for Trading** | | | | | | | | | | | | |
| Gross | 10,034.21 | - | 0.75 | 2,511.16 | - | - | 12,546.12 | - | - | - | - | 12,546.12 |
| Less: Provision for depreciation and NPI | - | - | - | - | - | - | - | - | - | - | - | - |
| Net | 10,034.21 | - | 0.75 | 2,511.16 | - | - | 12,546.12 | - | - | - | - | 12,546.12 |
| **Total Investments** | 437,541.07 | - | 515.92 | 59,204.60 | 3,826.49 | 15,703.73 | 516,791.81 | 81.79 | - | 1,520.10 | 1,601.89 | 518,393.70 |
| Less: Provision for non-performing investments for HTM category | - | - | - | - | - | - | - | - | - | - | - | - |
| Less: Provision for depreciation and NPI for AFS and HFT categories | (171.25) | - | (20.49) | (923.61) | - | (176.02) | (1,291.37) | (2.07) | - | (98.83) | (100.90) | (1,392.27) |
| **Net** | **437,369.82** | **-** | **495.43** | **58,280.99** | **3,826.49** | **15,527.71** | **515,500.44** | **79.72** | **-** | **1,421.27** | **1,500.99** | **517,001.43** |

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

## Composition of investments as at March 31, 2022

(₹ crore)

| | Investments in India | | | | | | | Investments outside India | | | | Total Investments |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Government Securities | Other Approved Securities | Shares | Debentures and Bonds | Subsidiaries and / or joint ventures | Others | Total Investments in India | Government Securities (including local authorities) | Subsidiaries and / or joint ventures | Others | Total Investments outside India | |
| **Held to Maturity** | | | | | | | | | | | | |
| Gross | 285,210.50 | - | - | 8,160.52 | 3,826.49 | 13.35 | 297,210.86 | - | - | - | - | 297,210.86 |
| Less: Provision for non-performing investments (NPI) | - | - | - | - | - | - | - | - | - | - | - | - |
| Net | 285,210.50 | - | - | 8,160.52 | 3,826.49 | 13.35 | 297,210.86 | - | - | - | - | 297,210.86 |
| **Available for Sale** | | | | | | | | | | | | |
| Gross | 79,925.94 | - | 530.96 | 56,184.73 | - | 16,373.52 | 153,015.15 | 230.31 | - | 2,394.84 | 2,625.15 | 155,640.30 |
| Less: Provision for depreciation and NPI | (291.93) | - | (45.38) | - | - | - | (337.31) | (2.73) | - | - | (2.73) | (340.04) |
| Net | 79,634.01 | - | 485.58 | 56,184.73 | - | 16,373.52 | 152,677.84 | 227.58 | - | 2,394.84 | 2,622.42 | 155,300.26 |
| **Held for Trading** | | | | | | | | | | | | |
| Gross | 1,684.07 | - | - | 363.53 | - | 1,047.56 | 3,095.16 | - | - | - | - | 3,095.16 |
| Less: Provision for depreciation and NPI | (1.27) | - | - | (0.42) | - | (68.90) | (70.59) | - | - | - | - | (70.59) |
| Net | 1,682.80 | - | - | 363.11 | - | 978.66 | 3,024.57 | - | - | - | - | 3,024.57 |
| **Total Investments** | 366,820.51 | - | 530.96 | 64,708.78 | 3,826.49 | 17,434.43 | 453,321.17 | 230.31 | - | 2,394.84 | 2,625.15 | 455,946.32 |
| Less: Provision for non-performing investments for HTM category | - | - | - | - | - | - | - | - | - | - | - | - |
| Less: Provision for depreciation and NPI for AFS and HFT categories | (293.20) | - | (45.38) | (0.42) | - | (68.90) | (407.90) | (2.73) | - | - | (2.73) | (410.63) |
| **Net** | **366,527.31** | **-** | **485.58** | **64,708.36** | **3,826.49** | **17,365.53** | **452,913.27** | **227.58** | **-** | **2,394.84** | **2,622.42** | **455,535.69** |

- Other investments in India as at March 31, 2023 includes Nil commercial paper (previous year: ₹ 146.82 crore).
- Other investment outside India as at March 31, 2023 includes shares of ₹ 2.64 crore (previous year: ₹ 2.64 crore) and bonds and debentures of ₹ 1,418.63 crore (previous year: ₹ 2,392.20 crore).

HDFC Bank Limited Integrated Annual Report 2022-23 251

Schedules to the Financial Statements
For the year ended March 31, 2023

- **Movement in provisions held towards depreciation on investments & Investment Fluctuation Reserve:**

(₹ crore)

| Particulars | March 31, 2023 | March 31, 2022 |
|---|---|---|
| **i) Movement in provisions held towards depreciation on investments** | | |
| a) Opening balance | 410.63 | 851.78 |
| b) Add: Provision made during the year (including provision on non-performing investments) | 1,213.64 | 12.00 |
| c) Less: Write-off, write back of excess provision during the year | 232.00 | 453.15 |
| d) Closing balance | 1,392.27 | 410.63 |
| **ii) Movement of Investment Fluctuation Reserve** | | |
| a) Opening balance | 3,619.00 | 3,619.00 |
| b) Add: Amount transferred during the year | 82.00 | - |
| c) Less: Drawdown | - | - |
| d) Closing balance | 3,701.00 | 3,619.00 |
| **iii) Closing balance in IFR as a percentage of closing balance of investments in AFS and HFT category** | 2.24% | 2.28% |

Movement in provisions held towards depreciation on investments has been reckoned on a yearly basis.

- **Repo transactions**
  - Details of repo / reverse repo deals excluding tri-party repo / reverse repo (in face value terms) done during the year ended March 31, 2023:

(₹ crore)

| Particulars | Minimum outstanding during the year | Maximum outstanding during the year | Daily average outstanding during the year | Outstanding as at March 31, 2023 |
|---|---|---|---|---|
| **Securities sold under repo** | | | | |
| 1. Government securities | 9,110.09 | 64,383.12 | 12,255.19 | 9,110.09 |
| 2. Corporate debt securities | - | - | - | - |
| 3. Any other securities | - | - | - | - |
| **Securities purchased under reverse repo** | | | | |
| 1. Government securities | - | 61,499.68 | 4,201.79 | 40,320.26 |
| 2. Corporate debt securities | - | - | - | - |
| 3. Any other securities | - | - | - | - |

  - Details of repo / reverse repo deals excluding tri-party repo / reverse repo (in face value terms) done during the year ended March 31, 2022:

(₹ crore)

| Particulars | Minimum outstanding during the year | Maximum outstanding during the year | Daily average outstanding during the year | Outstanding as at March 31, 2022 |
|---|---|---|---|---|
| **Securities sold under repo** | | | | |
| 1. Government securities | 9,020.00 | 34,381.25 | 10,466.70 | 14,465.00 |
| 2. Corporate debt securities | - | - | - | - |
| 3. Any other securities | - | - | - | - |
| **Securities purchased under reverse repo** | | | | |
| 1. Government securities | 8,968.09 | 131,685.88 | 65,670.26 | 35,746.89 |
| 2. Corporate debt securities | - | - | - | - |
| 3. Any other securities | - | - | - | - |

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- Details of Tri-party repo / reverse repo deals (in amount of funds borrowed or lent terms) done during the year ended March 31, 2023:

(₹ crore)

| Particulars | Minimum outstanding during the year | Maximum outstanding during the year | Daily average outstanding during the year | Outstanding as at March 31, 2023 |
|---|---|---|---|---|
| **Securities sold under tri-party repo** | | | | |
| 1. Government securities | - | 85,018.85 | 29,224.00 | - |
| 2. Corporate debt securities | - | - | - | - |
| 3. Any other securities | - | - | - | - |
| **Securities purchased under tri-party repo** | | | | |
| 1. Government securities | - | 41,971.75 | 669.50 | 5,281.75 |
| 2. Corporate debt securities | - | - | - | - |
| 3. Any other securities | - | - | - | - |

- Details of Tri-party repo / reverse repo deals (in amount of funds borrowed or lent terms) done during the year ended March 31, 2022:

(₹ crore)

| Particulars | Minimum outstanding during the year | Maximum outstanding during the year | Daily average outstanding during the year | Outstanding as at March 31, 2022 |
|---|---|---|---|---|
| **Securities sold under tri-party repo** | | | | |
| 1. Government securities | - | 70,080.05 | 33,659.03 | 9,799.00 |
| 2. Corporate debt securities | - | - | - | - |
| 3. Any other securities | - | - | - | - |
| **Securities purchased under tri-party repo** | | | | |
| 1. Government securities | - | 44,926.80 | 432.45 | - |
| 2. Corporate debt securities | - | - | - | - |
| 3. Any other securities | - | - | - | - |

- Non-SLR investment portfolio
  - Issuer-wise composition of non-SLR investments as at March 31, 2023:

(₹ crore)

| Sr. No. | Issuer | Amount | Extent of private placement# | Extent of "below investment grade" securities#(1) | Extent of "unrated" securities#(2) | Extent of "unlisted" securities#(2) |
|---|---|---|---|---|---|---|
| 1 | Public sector undertakings | 9,227.03 | 7,123.27 | - | - | - |
| 2 | Financial institutions | 7,535.99 | 2,365.00 | - | - | - |
| 3 | Banks | 2,756.89 | 1,625.00 | 375.66 | - | - |
| 4 | Private corporate | 41,720.71 | 29,330.57 | - | 32.34 | 2,833.20 |
| 5 | Subsidiaries / Joint Ventures(3) | 3,826.49 | 3,826.49 | - | - | - |
| 6 | Others | 15,785.52 | 15,703.73 | - | - | - |
| 7 | Provision held towards depreciation | (1,221.02) | | | | |
| | **Total** | **79,631.61** | **59,974.06** | **375.66** | **32.34** | **2,833.20** |

\# Amounts reported under these columns are not mutually exclusive.

(1) Includes overseas investment of ₹ 328.03 crore in bond and debentures issued by entities having domicile in India, where the issuer rating given by domestic rating agencies is above investment grade.

(2) Excludes investments in securities issued by foreign sovereigns, equity shares, units of equity oriented mutual fund schemes, equity / debt instruments / units issued by Category I and II Alternative Investment Funds (AIFs), commercial paper, certificate of deposits, securities acquired by way of conversion of debt, security receipts, pass through certificates and unlisted convertible debentures.

(3) Investments in debt securities issued by Subsidiaries / Joint Ventures have been classified under Private Corporates.

HDFC Bank Limited Integrated Annual Report 2022-23 253

Schedules to the Financial Statements
For the year ended March 31, 2023

- Issuer-wise composition of non-SLR investments as at March 31, 2022:

(₹ crore)

| Sr. No. | Issuer | Amount | Extent of private placement# | Extent of "below investment grade" securities#[1] | Extent of "unrated" securities# (2) | Extent of "unlisted" securities#(2) |
|---|---|---|---|---|---|---|
| 1 | Public sector undertakings | 9,373.42 | 7,770.27 | - | - | - |
| 2 | Financial institutions | 5,467.21 | 1,865.00 | - | - | - |
| 3 | Banks | 3,676.36 | 1,889.77 | 1,715.19 | - | - |
| 4 | Private corporate | 49,264.41 | 31,047.96 | - | 11.45 | 2,900.71 |
| 5 | Subsidiaries / Joint Ventures[3] | 3,826.49 | 3,826.49 | - | - | - |
| 6 | Others | 17,517.92 | 16,240.06 | - | - | - |
| 7 | Provision held towards depreciation | (117.43) | | | | |
| | **Total** | **89,008.38** | **62,639.55** | **1,715.19** | **11.45** | **2,900.71** |

\# Amounts reported under these columns are not mutually exclusive.

(1) Includes overseas investment of ₹ 1,715.19 crore in bond and debentures issued by entities having domicile in India, where the issuer rating given by domestic rating agencies is above investment grade.

(2) Excludes investments in securities issued by foreign sovereigns, equity shares, units of equity oriented mutual fund schemes, equity / debt instruments / units issued by Category I and II Alternative Investment Funds (AIFs), commercial paper, certificate of deposits, securities acquired by way of conversion of debt, security receipts, pass through certificates and unlisted convertible debentures.

(3) Investments in debt securities issued by Subsidiaries / Joint Ventures have been classified under Private Corporates.

- Non-performing non-SLR investments:

(₹ crore)

| Particulars | March 31, 2023 | March 31, 2022 |
|---|---|---|
| Opening balance | 35.03 | 82.44 |
| Additions during the year | 11.68 | - |
| Reductions during the year | 40.06 | 47.41 |
| **Closing balance** | **6.65** | **35.03** |
| **Total provisions held** | **6.37** | **35.03** |

- **Securities kept as margin**

The details of securities that are kept as margin are as under:

(₹ crore)

| Sr. No. | Particulars | Face value as at March 31, 2023 | 2022 |
|---|---|---|---|
| I. | Securities kept as margin with Clearing Corporation of India towards: | | |
| | a) Collateral and funds management - Securities segment | 9,100.00 | 5,300.00 |
| | b) Collateral and funds management - Tri-party Repo | 79,729.85 | 59,013.79 |
| | c) Default fund - Forex Forward segment | 247.10 | 235.10 |
| | d) Default fund - Forex Settlement segment | 51.05 | 51.05 |
| | e) Default fund - Rupee Derivatives (Guaranteed Settlement) segment | 199.15 | 65.65 |
| | f) Default fund - Securities segment | 75.00 | 65.00 |
| | g) Default fund - Tri-party repo segment | 55.00 | 55.00 |
| II. | Securities kept as margin with the RBI towards: | | |
| | a) Real Time Gross Settlement (RTGS) | 48,469.64 | 50,539.64 |
| | b) Repo transactions | 71,636.59 | 49,971.80 |
| III. | Securities kept as margin with National Securities Clearing Corporation of India (NSCCIL) towards NSE Currency Derivatives segment. | 107.72 | 107.72 |
| IV. | Securities kept as margin with Indian Clearing Corporation Limited towards BSE Currency Derivatives segment. | 251.00 | 161.00 |
| V. | Securities kept as margin with Metropolitan Clearing Corporation of India towards MCX Currency Derivatives segment. | - | 13.00 |
| VI. | Securities kept as margin with National Securities Clearing Corporation of India (NSCCIL) towards Capital market. | 1,000.00 | - |

254

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- **Sale and transfers to / from HTM category**
  - During the year ended March 31, 2023, there has been no sale from, and transfer to / from, HTM category in excess of 5% of the book value of investments held in the HTM category at the beginning of the year.
  - In accordance with the RBI guidelines, sale from, and transfer to / from, HTM category exclude:
    a. The one-time transfer of securities to / from HTM category with the approval of Board of Directors undertaken by banks at the beginning of the accounting year;
    b. Direct sales from HTM for bringing down SLR holdings in HTM category consequent to a downward revision in SLR requirements by RBI;
    c. Sales to the Reserve Bank of India under liquidity management operations of RBI such as the Open Market Operations (OMO) and the Government Securities Acquisition Programme (GSAP);
    d. Repurchase of Government Securities by Government of India from banks under buyback / switch operations;
    e. Repurchase of State Development Loans by respective state governments under buyback / switch operations; and
    f. Additional shifting of securities explicitly permitted by the Reserve Bank of India.

## 10. Derivatives

- Forward Rate Agreements (FRA) / Interest Rate Swaps (IRS)*

(₹ crore)

| Sr. No. | Particulars | March 31, 2023 | March 31, 2022 |
|---|---|---|---|
| i) | The total notional principal of swap agreements | 611,147.47 | 518,928.08 |
| ii) | Total losses which would be incurred if counter parties failed to fulfill their obligations under the agreements | 4,294.12 | 3,011.67 |
| iii) | Collateral required by the Bank upon entering into swaps*** | - | - |
| iv) | Concentration of credit risk arising from swaps (%)** | 46.62% | 47.17% |
| v) | Concentration of credit risk arising from swaps (Amount)** | 2,001.81 | 1,420.65 |
| vi) | The fair value of the swap book | 590.44 | 255.15 |

* Interest Rate Swaps are comprised of INR Interest Rate Swaps and FCY Interest Rate Swaps.
** Concentration of credit risk arising from swaps is with banks as at March 31, 2023 and March 31, 2022.
*** Represents outstanding amount of net margin received from customers as at March 31, 2023 and March 31, 2022.

The nature and terms of Rupee IRS outstanding as at March 31, 2023 are set out below:

(₹ crore, except numbers)

| Nature | Nos. | Notional principal | Benchmark | Terms |
|---|---|---|---|---|
| Trading | 2 | 600.00 | INCMT | Floating receivable v/s fixed payable |
| Trading | 3,532 | 230,000.53 | OIS | Fixed receivable v/s floating payable |
| Trading | 4,325 | 250,780.11 | OIS | Floating receivable v/s fixed payable |
| Hedging | 19 | 23,075.00 | OIS | Fixed receivable v/s floating payable |
| Trading | 2 | 1,000.00 | MIOIS | Floating receivable v/s fixed payable |
| Trading | 265 | 17,788.46 | MIFOR | Fixed receivable v/s floating payable |
| Trading | 60 | 2,760.22 | MIFOR | Floating receivable v/s fixed payable |
| Trading | 226 | 13,965.00 | MOD MIFOR | Fixed receivable v/s floating payable |
| Trading | 148 | 9,210.00 | MOD MIFOR | Floating receivable v/s fixed payable |
| **Total** | | **549,179.32** | | |

HDFC Bank Limited Integrated Annual Report 2022-23 255

Schedules to the Financial Statements
For the year ended March 31, 2023

The nature and terms of foreign currency IRS as at March 31, 2023 are set out below:

(₹ crore, except numbers)

| Nature | Nos. | Notional principal | Benchmark | Terms |
|---|---|---|---|---|
| Trading | 1 | 30.69 | GBP SONIA | Fixed receivable v/s floating payable |
| Trading | 1 | 30.69 | GBP SONIA | Floating receivable v/s fixed payable |
| Trading | 5 | 258.27 | EURIBOR | Fixed receivable v/s floating payable |
| Trading | 9 | 548.97 | EURIBOR | Floating receivable v/s fixed payable |
| Trading | 36 | 6,530.26 | USD LIBOR | Fixed receivable v/s floating payable |
| Trading | 153 | 19,267.24 | USD LIBOR | Floating receivable v/s fixed payable |
| Trading | 23 | 3,656.57 | USD SOFR | Fixed receivable v/s floating payable |
| Trading | 60 | 9,367.38 | USD SOFR | Floating receivable v/s fixed payable |
| Hedging | 18 | 2,456.88 | USD SOFR | Fixed receivable v/s floating payable |
| Hedging | 4 | 5,751.90 | USD TERM SOFR | Floating receivable v/s fixed payable |
| **Total** | | **47,898.85** | | |

The nature and terms of Forward Rate Agreement as at March 31, 2023 are set out below:

(₹ crore, except numbers)

| Nature | Nos. | Notional principal | Benchmark | Terms |
|---|---|---|---|---|
| Trading | 515 | 14,069.30 | Bond Yield | Sell FRA |
| **Total** | | **14,069.30** | | |

The nature and terms of Rupee IRS outstanding as at March 31, 2022 are set out below:

(₹ crore, except numbers)

| Nature | Nos. | Notional principal | Benchmark | Terms |
|---|---|---|---|---|
| Trading | 2 | 600.00 | INCMT | Floating receivable v/s fixed payable |
| Trading | 3,609 | 220,044.98 | OIS | Fixed receivable v/s floating payable |
| Trading | 4,041 | 222,466.69 | OIS | Floating receivable v/s fixed payable |
| Trading | 2 | 1,000.00 | MIOIS | Floating receivable v/s fixed payable |
| Trading | 425 | 28,418.85 | MIFOR | Fixed receivable v/s floating payable |
| Trading | 99 | 5,209.83 | MIFOR | Floating receivable v/s fixed payable |
| Trading | 27 | 2,040.00 | MOD MIFOR | Fixed receivable v/s floating payable |
| Trading | 18 | 995.00 | MOD MIFOR | Floating receivable v/s fixed payable |
| **Total** | | **480,775.35** | | |

The nature and terms of foreign currency IRS as at March 31, 2022 are set out below:

(₹ crore, except numbers)

| Nature | Nos. | Notional principal | Benchmark | Terms |
|---|---|---|---|---|
| Trading | 1 | 60.05 | GBP SONIA | Fixed receivable v/s floating payable |
| Trading | 1 | 60.05 | GBP SONIA | Floating receivable v/s fixed payable |
| Trading | 4 | 161.22 | EURIBOR | Fixed receivable v/s floating payable |
| Trading | 8 | 434.95 | EURIBOR | Floating receivable v/s fixed payable |
| Trading | 42 | 5,742.58 | USD LIBOR | Fixed receivable v/s floating payable |
| Trading | 205 | 24,189.96 | USD LIBOR | Floating receivable v/s fixed payable |
| Trading | 4 | 463.50 | USD SOFR | Fixed receivable v/s floating payable |
| Trading | 16 | 1,979.35 | USD SOFR | Floating receivable v/s fixed payable |
| **Total** | | **33,091.66** | | |

The nature and terms of Forward Rate Agreement as at March 31, 2022 are set out below:

(₹ crore, except numbers)

| Nature | Nos. | Notional principal | Benchmark | Terms |
|---|---|---|---|---|
| Trading | 214 | 5,061.07 | Bond Yield | Sell FRA |
| **Total** | | **5,061.07** | | |

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- **Exchange traded interest rate derivatives**

(₹ crore)

| Sr. No. | Particulars | March 31, 2023 | March 31, 2022 |
|---|---|---|---|
| i) | The total notional principal amount of exchange traded interest rate derivatives undertaken during the years reported | Nil | Nil |
| ii) | The total notional principal amount of exchange traded interest rate derivatives outstanding | Nil | Nil |
| iii) | The notional principal amount of exchange traded interest rate derivatives outstanding and not 'highly effective' | N.A. | N.A. |
| iv) | Mark to market value of exchange traded interest rate derivatives outstanding and not 'highly effective' | N.A. | N.A. |

- **Qualitative disclosures on risk exposure in derivatives**

**Overview of business and processes**

Derivatives are financial instruments whose characteristics are derived from underlying assets, or from interest rates, exchange rates or indices. These include forwards, swaps, futures and options. The notional amounts of financial instruments such as foreign exchange contracts and derivatives provide a basis for comparison with the instruments recognised on the Balance Sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Bank's exposure to credit or price risks. The following sections outline the nature and terms of the derivative transactions generally undertaken by the Bank.

**Interest rate contracts**

**Forward rate agreements** give the buyer the ability to determine the underlying rate of interest for a specified period commencing on a specified future date (the settlement date). The underlying rate of interest could be an interest rate curve, interest rate index or bond yield. There is no exchange of principal and settlement is effected on the settlement date. The settlement amount is the difference between the contracted rate and the market rate prevailing on the settlement date discounted for the interest period of the agreement.

**Interest rate swaps** involve the exchange of interest obligations with the counterparty for a specified period without exchanging the underlying (or notional) principal.

**Interest rate caps and floors** give the buyer the ability to fix the maximum or minimum rate of interest. The writer of the contract pays the amount by which the market rate exceeds or is less than the cap rate or the floor rate respectively. A combination of interest rate caps and floors can create structures such as interest rate collar, cap spreads and floor spreads.

**Interest rate futures** are standardised interest rate derivative contracts traded on a recognised stock exchange to buy or sell a notional security or any other interest bearing instrument or an index of such instruments or interest rates at a specified future date, at a price determined at the time of the contract.

**Exchange rate contracts**

**Forward foreign exchange** contracts are agreements to buy or sell fixed amounts of currency at an agreed exchange rate on a future date. These instruments are carried at fair value, determined based on either FEDAI rates or market quotations.

**Cross currency swaps** are agreements to exchange principal amounts denominated in different currencies. Cross currency swaps may also involve the exchange of interest payments on one specified currency for interest payments in another specified currency for a specified period.

**Currency options (including Exchange Traded Currency Option)** give the buyer, on payment of a premium, the right but not an obligation, to buy or sell specified amounts of currency at an agreed exchange rate on or before a specified future date.

**Currency futures** contract is a standardised contract traded on an exchange, to buy or sell a certain underlying currency on a certain date in the future, at a specified price. The contract specifies the rate of exchange between one unit of currency with another.

HDFC Bank Limited Integrated Annual Report 2022-23 257

Schedules to the Financial Statements For the year ended March 31, 2023 The Bank’s derivative transactions relate to sales and trading activities. Sale activities include the structuring and marketing of derivatives to customers to enable them to hedge their market risks (both interest rate and exchange risks), within the regulatory framework as applicable from time to time. The Bank deals in derivatives on its own account (trading activity) principally for the purpose of generating a profit from short term fluctuations in price yields or implied volatility. The Bank also deals in derivatives to hedge the risk embedded in some of its Balance Sheet assets or liabilities. Constituents involved in derivative business The Treasury front-office enters into derivative transactions with customers and inter-bank counterparties. The Bank has an independent back-office and mid-office as per regulatory guidelines. The Bank has credit risk and market risk departments, as part of the Risk Management Group, that assesses counterparty credit risk and market risk limits, within the risk architecture and processes of the Bank. Derivative policy The Bank has in place a Derivative policy which covers various aspects that apply to the functioning of the derivative business. The derivative business is administered through various market risk limits such as position limits, tenor limits, sensitivity limits, scenario based profit and loss limit for option portfolio, stop loss trigger levels and value-at-risk limits that are recommended by the Risk Policy and Monitoring Committee (‘RPMC’) to the Board of Directors for approval. All methodologies that are used to assess market and credit risks for derivative transactions are specified by the market risk and credit risk units. Limits are monitored on a daily basis by the mid-office. The Bank has a Board approved policy on Customer Suitability & Appropriateness, which forms part of the Derivative policy, to ensure that derivative transactions entered into are appropriate and suitable to the customer’s nature of business / operations. Before entering into a derivative deal with a customer, the Bank scores the customer on various risk parameters and based on the overall score level it determines the kind of product that best suits its risk appetite and the customer’s requirements. Classification of derivatives book The derivative book is classified into trading and hedging book. Classification of the derivative book is made on the basis of the definitions of the trading and hedging specified in the RBI guidelines. The trading book is managed within the trading limits recommended by the RPMC and approved by the Board of Directors. Hedgingpolicy For derivative contracts designated as hedging instruments, the Bank documents, at inception of the hedge, the relationship between the hedging instrument and the hedged item, the risk management objective for undertaking the hedge and the methods used to assess the hedge effectiveness. Hedge effectiveness is ascertained at the time of inception of the hedge and periodically thereafter. Hedge effectiveness is measured by the degree to which changes in the fair value or cash flows of the hedged item that are attributable to a hedged risk are offset by changes in the fair value or cash flows of the hedging instrument using various qualitative and quantitative methods. The hedging book consists of transactions to hedge Balance Sheet assets or liabilities. The tenor of hedging instrument may be less than or equal to the tenor of underlying hedged asset or liability. The Bank as part of its risk management strategy, makes use of derivative instruments, including foreign exchange forward contracts, for hedging the risk embedded in some of its financial assets or liabilities recognised on the balance sheet. In case of a fair value hedge, the changes in the fair value of the hedging instruments and hedged items are recognised in the Profit and Loss Account and in case of cash flow hedges other than for foreign exchange forward contracts and principal only swaps, the changes in fair value of effective portion are recognised in Reserves and Surplus under ‘Cash flow hedge reserve’ and ineffective portion of an effective hedging relationship, if any, is recognised in the Profit and Loss Account. The accumulated balance in the cash flow hedge reserve, in an effective hedging relationship, is recycled in the Profit and Loss Account at the same time that the impact from the hedged item is recognised in the Profit and Loss Account. Foreign exchange forward contracts and principal only swaps not intended for trading, that are entered into to establish the amount of reporting currency required or available at the settlement date of a transaction, and are outstanding at the Balance Sheet date, are effectively valued at the closing spot rate. The premia or discount arising at the inception of such forward exchange contract is amortised as expense or income over the life of the contract. 258

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**Provisioning, collateral and credit risk mitigation**

The Bank enters into derivative transactions with counterparties based on their business ranking and financial position. The Bank sets up appropriate appetite / limits upon evaluating the ability of the counterparty to honour its obligations in the event of crystallisation of the exposure. Appropriate credit covenants are stipulated where required, as trigger events to call for collaterals or terminate a transaction and contain the risk. Further, to mitigate the current exposure in non-centrally cleared forex and derivative transactions, Bank has entered into Credit Support Annex ('CSA') agreements with some of the major international counterparty banks and few Indian financial institutions.

The Bank, at the minimum, conforms to the RBI guidelines with regard to provisioning requirements. Overdue receivables representing crystallised positive mark to market value of a derivative contract are transferred to the account of the borrower and treated as non-performing assets, if these remain unpaid for 90 days or more. Full provision is made for the entire amount of overdue and future receivables relating to positive marked to market value of non-performing derivative contracts.

**Quantitative disclosure on risk exposure in derivatives**

(₹ crore)

| Sr. No. | Particulars | Currency derivatives | | Forward contracts | | Interest rate derivatives | |
|---|---|---|---|---|---|---|---|
| | | March 31, 2023 | March 31, 2022 | March 31, 2023 | March 31, 2022 | March 31, 2023 | March 31, 2022 |
| 1 | Derivatives (notional principal amount) | | | | | | |
| | a) Hedging | 13,968.90 | 7,579.25 | 5,546.47 | - | 31,283.78 | - |
| | b) Trading | 47,274.28 | 62,860.03 | 899,675.67 | 655,187.18 | 580,187.44 | 519,322.30 |
| 2 | Marked to market positions # | | | | | | |
| | a) Asset (+) | 1,469.40 | 1,082.67 | 5,567.71 | 3,786.79 | 4,066.14 | 3,019.64 |
| | b) Liability (-) | (845.98) | (672.91) | (5,274.23) | (4,027.32) | (3,683.22) | (2,764.49) |
| | c) Net | 623.42 | 409.76 | 293.48 | (240.53) | 382.92 | 255.15 |
| 3 | Credit exposure | 5,012.02 | 3,983.65 | 23,856.61 | 16,911.18 | 8,774.40 | 6,896.91 |
| 4 | Likely impact of one percentage change in interest rate (100*PV01)** | | | | | | |
| | a) On hedging derivatives | 3.44 | 2.82 | 0.21 | - | 522.87 | - |
| | b) On trading derivatives | 26.58 | 49.06 | 3.55 | 4.57 | 1,564.80 | 501.21 |
| 5 | Maximum of 100*PV01 observed during the year** | | | | | | |
| | a) On hedging* | 6.16 | 5.05 | 0.21 | - | 731.61 | - |
| | b) On trading | 45.32 | 57.78 | 6.42 | 8.84 | 1,564.80 | 527.62 |
| 6 | Minimum of 100*PV01 observed during the year** | | | | | | |
| | a) On hedging* | 3.40 | 1.97 | 0.21 | - | 148.26 | - |
| | b) On trading | 26.58 | 33.04 | 0.38 | 3.27 | 494.31 | 272.28 |

# For trading derivatives including accrued interest.
* Computed for the month end dates where hedge deals were outstanding.
**Amounts given are absolute values on a net basis, excluding currency options.

- The notional principal amounts of derivatives reflect the volume of transactions outstanding as at the Balance Sheet date and do not represent the amounts at risk.
- For the purpose of this disclosure, currency derivatives include currency options purchased and sold and cross currency swaps.
- For the purpose of this disclosure, Forward contracts include Tom, Spot, Forward exchange and Fx Swap contracts.
- For the purpose of this disclosure, interest rate derivatives include interest rate swaps, forward rate agreements and interest rate caps and floors.
- The Bank has computed the maximum and minimum of PV01 for the year based on the balances as at the end of every month.
- In respect of derivative contracts, the Bank has computed the exposure under the Current Exposure Method for counterparty credit risk capital computation based on the guidelines issued by RBI on "Bilateral Netting of Qualified Financial Contracts – Amendments to Prudential Guidelines" dated March 30, 2021 and any related amendments thereafter. However, for the purpose of calculating product-wise derivative exposure as mentioned in point number 3 in table above, bank has calculated using Current Exposure Method ('CEM') without the impact of Bilateral Netting.

HDFC Bank Limited Integrated Annual Report 2022-23 259

Schedules to the Financial Statements
For the year ended March 31, 2023

## 11. Credit default swaps

The Bank has not transacted in credit default swaps during the year ended March 31, 2023 (previous year: Nil).

## 12. Asset quality

- Classification of assets and provisions held as at March 31, 2023

(₹ crore)

| | Standard | Non-Performing | | | | Total |
|---|---|---|---|---|---|---|
| | Total Standard Advances | Substandard | Doubtful | Loss | Total Non-Performing Assets | |
| **Gross Standard Advances and NPAs ^** | | | | | | |
| Opening Balance | 1,364,413.25 | 8,392.21 | 6,347.08 | 1,401.67 | 16,140.96 | 1,380,554.21 |
| Add: Additions during the year | | | | | 24,536.31 | |
| Less: Reductions during the year | | | | | 22,658.24 | |
| Closing balance | 1,596,217.76 | 7,827.16 | 8,745.35 | 1,446.52 | 18,019.03 | 1,614,236.79 |
| Reductions in Gross NPAs due to: | | | | | | |
| i) Upgradation* | | | | | 8,781.61 | |
| ii) Recoveries (excluding recoveries from upgraded accounts) | | | | | 3,075.23 | |
| iii) Technical / Prudential Write-offs | | | | | - | |
| iv) Write-offs other than those under (iii) above | | | | | 10,801.40 | |
| **Provisions (excluding Floating Provisions)** | | | | | | |
| Opening balance of provisions held | 6,562.60 | 4,165.31 | 6,166.30 | 1,401.67 | 11,733.28 | 18,295.88 |
| Add: Fresh provisions made during the year | | | | | 18,579.00 | |
| Less: Excess provision reversed / Write-off loans | | | | | 16,661.68 | |
| Closing balance of provisions held | 6,988.66 | 3,842.87 | 8,361.21 | 1,446.52 | 13,650.60 | 20,639.26 |
| **Net NPAs** | | | | | | |
| Opening Balance | | 4,226.90 | 180.78 | - | 4,407.68 | |
| Add: Fresh additions during the year | | | | | 5,957.31 | |
| Less: Reductions during the year | | | | | 5,996.56 | |
| Closing Balance | | 3,984.29 | 384.14 | - | 4,368.43 | |

^ NPAs include investments and foreign exchange and derivatives aggregating to ₹ 7.18 crore (previous year: ₹ 39.99 crore) that are classified as non-performing by the Bank.

* includes those accounts where all overdue have been paid.

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- Classification of assets and provisions held as at March 31, 2022

(₹ crore)

| | Standard | Non-Performing | | | | Total |
|---|---|---|---|---|---|---|
| | Total Standard Advances | Substandard | Doubtful | Loss | Total Non-Performing Assets | |
| **Gross Standard Advances and NPAs ^** | | | | | | |
| Opening Balance | 1,128,309.31 | 8,100.47 | 5,392.69 | 1,592.84 | 15,086.00 | 1,143,395.31 |
| Add: Additions during the year | | | | | 26,861.43 | |
| Less: Reductions during the year | | | | | 25,806.47 | |
| Closing balance | 1,364,413.25 | 8,392.21 | 6,347.08 | 1,401.67 | 16,140.96 | 1,380,554.21 |
| Reductions in Gross NPAs due to: | | | | | | |
| i) Upgradation* | | | | | 9,485.80 | |
| ii) Recoveries (excluding recoveries from upgraded accounts) | | | | | 6,890.80 | |
| iii) Technical / Prudential Write-offs | | | | | - | |
| iv) Write-offs other than those under (iii) above | | | | | 9,429.87 | |
| **Provisions (excluding Floating Provisions)** | | | | | | |
| Opening balance of provisions held | 5,303.37 | 3,836.02 | 5,102.32 | 1,592.84 | 10,531.18 | 15,834.55 |
| Add: Fresh provisions made during the year | | | | | 17,771.79 | |
| Less: Excess provision reversed / Write-off loans | | | | | 16,569.69 | |
| Closing balance of provisions held | 6,562.60 | 4,165.31 | 6,166.30 | 1,401.67 | 11,733.28 | 18,295.88 |
| **Net NPAs** | | | | | | |
| Opening Balance | | 4,264.45 | 290.37 | - | 4,554.82 | |
| Add: Fresh additions during the year | | | | | 9,089.64 | |
| Less: Reductions during the year | | | | | 9,236.78 | |
| Closing Balance | | 4,226.90 | 180.78 | - | 4,407.68 | |

^ NPAs include investments and foreign exchange and derivatives aggregating to ₹ 39.99 crore (previous year: ₹ 86.67 crore) that are classified as non-performing by the Bank.

* includes those accounts where all overdue have been paid.

HDFC Bank Limited Integrated Annual Report 2022-23 261

Schedules to the Financial Statements
For the year ended March 31, 2023

- **Technical or prudential write-offs**

Technical or prudential write-offs refer to the amount of non-performing assets which are outstanding in the books of the branches, but have been written-off (fully or partially) at the head office level. The financial accounting systems of the Bank are integrated and there are no write-offs done by the Bank which remain outstanding in the books of the branches. Movement in the stock of technically or prudentially written-off accounts is given below:

(₹ crore)

| Particulars | March 31, 2023 | March 31, 2022 |
|---|---|---|
| Opening balance of technical / prudential write-offs | - | - |
| Technical / Prudential write-offs during the year | - | - |
| Recoveries made from previously technically / prudentially written-off accounts during the year | - | - |
| Closing balance of technical / prudential write-offs | - | - |

- **Floating provisions**

Floating provision of ₹ 1,451.28 crore (previous year: ₹ 1,451.28 crore) has been included under "Other Liabilities". Movement in floating provision is given below:

(₹ crore)

| Particulars | March 31, 2023 | March 31, 2022 |
|---|---|---|
| Opening balance | 1,451.28 | 1,451.28 |
| Provisions made / reinstated during the year | - | - |
| Draw down made during the year | - | - |
| Closing balance | 1,451.28 | 1,451.28 |

Floating provisions shall be utilised as per the Board approved policy for contingencies under extraordinary circumstances and for making specific provision for impaired accounts in accordance with the RBI guidelines / directives.

| Ratios | March 31, 2023 | March 31, 2022 |
|---|---|---|
| Gross non-performing assets to gross advances[1] | 1.12% | 1.17% |
| Gross non-performing advances to gross advances | 1.12% | 1.17% |
| Net non-performing assets[2] to net advances[3] | 0.27% | 0.32% |
| Provision coverage ratio[4] | 75.76% | 72.69% |

1 Gross advances are net of bills rediscounted and interest in suspense for non-performing advances.
2 Net NPAs are non-performing assets net of specific provisions, claims received from Credit Guarantors, provisions for funded interest term loans classified as NPAs and provisions in lieu of diminution in the fair value of restructured assets classified as NPAs.
3 Net advances are equivalent to gross advances net of specific loan loss provisions, claims received from Credit Guarantors, provision for funded interest term loans classified as NPA and provisions in lieu of diminution in the fair value of restructured assets.
4 Provision coverage ratio does not include assets written-off.

- **Divergence in the asset classification and provisioning**

In terms of the RBI guidelines, banks are required to disclose the divergence in asset classification and provisioning consequent to RBI's annual supervisory process in their notes to accounts to the financial statements, wherever the additional provisioning assessed / additional gross NPAs identified by RBI exceeds the threshold specified by RBI. The threshold for provisioning is 10 per cent of the reported profit before provisions and contingencies for the reference period and that for additional gross NPAs is 10 per cent of the published incremental Gross NPAs for the reference period.

Based on the above, there was no reportable divergence in asset classification and provisioning for NPAs for the years ended March 31, 2022 and March 31, 2021.

262

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- Details of accounts subjected to restructuring

| | | Agriculture and allied activities | | Corporates (excluding MSME) | | Micro, Small and Medium Enterprises (MSME) | | Retail (excluding agriculture and MSME) | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | March 31, 2023 | March 31, 2022 | March 31, 2023 | March 31, 2022 | March 31, 2023 | March 31, 2022 | March 31, 2023 | March 31, 2022 | March 31, 2023 | March 31, 2022 |
| Standard | Number of borrowers | - | - | 1 | - | 1 | 1 | - | - | 2 | 1 |
| | Gross Amount (₹ crore) | - | - | 18.76 | - | 17.82 | 23.15 | - | - | 36.58 | 23.15 |
| | Provision held (₹ crore) | - | - | - | - | - | - | - | - | - | - |
| Substandard | Number of borrowers | - | 169 | - | - | - | 476 | 38 | 1,260 | 38 | 1,905 |
| | Gross Amount (₹ crore) | - | 2.77 | - | - | - | 67.25 | 0.56 | 104.11 | 0.56 | 174.13 |
| | Provision held (₹ crore) | - | - | - | - | - | - | - | - | - | - |
| Doubtful | Number of borrowers | 9 | 3 | 1 | 1 | 164 | 41 | 199 | 93 | 373 | 138 |
| | Gross Amount (₹ crore) | 0.34 | 0.15 | 4.42 | 4.42 | 35.22 | 16.77 | 15.74 | 5.92 | 55.72 | 27.26 |
| | Provision held (₹ crore) | - | - | - | - | - | 0.35 | - | - | - | 0.35 |
| Total | Number of borrowers | 9 | 172 | 2 | 1 | 165 | 518 | 237 | 1,353 | 413 | 2,044 |
| | Gross Amount (₹ crore) | 0.34 | 2.92 | 23.18 | 4.42 | 53.04 | 107.17 | 16.30 | 110.03 | 92.86 | 224.54 |
| | Provision held (₹ crore) | - | - | - | - | - | 0.35 | - | - | - | 0.35 |

- Details of accounts restructured under Micro, Small and Medium Enterprises (MSME) sector under RBI guidelines issued in January 2019:

(₹ in crore except number of accounts)

| March 31, 2023 | | March 31, 2022 | |
|---|---|---|---|
| No. of accounts restructured | Amount outstanding | No. of accounts restructured | Amount outstanding |
| 2,44,795 | 4,929.56 | 2,87,562 | 6,874.39 |

- Provision pertaining to fraud accounts reported during the year:

| Particulars | March 31, 2023 | March 31, 2022 |
|---|---|---|
| No. of frauds reported | 3,726* | 6,543 |
| Amount involved in fraud (₹ crore) | 525.72* | 505.86 |
| Amount involved in fraud net of recoveries / write-offs as at the end of the year (₹ crore) | 361.86 | 231.74 |
| Provisions held as at the end of the year (₹ crore) | 361.86 | 231.74 |
| Amount of unamortised provision debited from "other reserves" as at the end of the year (₹ crore) | - | - |

Above table represents all frauds reported during the year.
*Includes 1,417 cases of Customer liability amounting to ₹ 79.06 crore reported in the current year basis RBI Advisory.

HDFC Bank Limited Integrated Annual Report 2022-23 263

Schedules to the Financial Statements
For the year ended March 31, 2023

- Details of resolution plan implemented under the Resolution Framework for COVID-19-related Stress as per RBI circular dated August 06, 2020 (Resolution Framework 1.0) and May 05, 2021 (Resolution Framework 2.0) as at March 31, 2023 are given below:

(₹ crore)

| Type of Borrower | Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position as at the end of the previous year i.e. March 31, 2022 (A) | Of (A), aggregate debt that slipped into NPA during the year ended March 31, 2023 | Of (A) amount written off during the year# | Of (A) amount paid by the borrowers during the year* | Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position as at the end of this year i.e. March 31, 2023^ |
|---|---|---|---|---|---|
| Personal Loans | 9,781.56 | 4,033.36 | 2,572.93 | 2,166.06 | 3,582.14 |
| Corporate persons | 1,512.41 | 689.51 | 7.08 | 219.83 | 603.07 |
| Of which, MSMEs | 154.18 | 31.50 | 2.20 | 37.53 | 85.15 |
| Others | 2,096.07 | 692.64 | 75.70 | 537.03 | 866.40 |
| **Total** | **13,390.04** | **5,415.51** | **2,655.71** | **2,922.92** | **5,051.61** |

# Represents debt that slipped into NPA and was subsequently written off during the year ended March 31, 2023.
*Amount paid by the borrower during the year is net of additions in the borrower account including additions due to interest capitalisation.
^Excludes other facilities to the borrowers aggregating to ₹ 971.62 crore which have not been restructured.

- Details of resolution plan implemented under the Resolution Framework for COVID-19-related Stress as per RBI circular dated August 06, 2020 (Resolution Framework 1.0) and May 05, 2021 (Resolution Framework 2.0) as at March 31, 2022 are given below.

(₹ crore)

| Type of Borrower | Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position as at the end of the previous half-year i.e. September 30, 2021 (A)* | Of (A), aggregate debt that slipped into NPA during the half-year ended March 31, 2022 | Of (A) amount written off during the half-year# | Of (A) amount paid by the borrowers during the half-year** | Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position as at the end of this half-year i.e. March 31, 2022^ |
|---|---|---|---|---|---|
| Personal Loans | 11,588.80 | 1,594.28 | 620.09 | 212.96 | 9,781.56 |
| Corporate persons | 1,834.34 | 128.64 | 1.61 | 193.29 | 1,512.41 |
| Of which, MSMEs | 159.92 | 5.71 | 0.58 | 0.03 | 154.18 |
| Others | 2,457.43 | 303.17 | 21.97 | 58.19 | 2,096.07 |
| **Total** | **15,880.57** | **2,026.09** | **643.67** | **464.44** | **13,390.04** |

* Includes restructuring done in respect of requests received as of September 30, 2021 processed subsequently.
# Represents debt that slipped into NPA and was subsequently written off during the half-year ended March 31, 2022.
** Amount paid by the borrower during the half year is net of additions in the borrower account including additions due to interest capitalization.
^ Excludes other facilities to the borrowers aggregating to ₹ 2,307.65 crore which have not been restructured.

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Details of Resolution Plan (RP) implemented under Prudential Framework for Resolution of Stressed Assets dated June 07, 2019:

(₹ crore)

| | Resolution Plan implemented during the year | Amount |
|---|---|---|
| March 31, 2023 | - | - |
| March 31, 2022 | - | - |

## Transfer of Assets

- **Details of non-performing assets (NPAs) transferred during the financial year 2022-2023:**

(₹ in crore except number of accounts)

| Particulars | To Asset Reconstruction Companies (ARCs) | To permitted transferees | To other transferees |
|---|---|---|---|
| Number of accounts | 1 | 1 | - |
| Aggregate principal outstanding of loans transferred | 52.40 | 183.80 | - |
| Weighted average residual tenor of the loans transferred (in years) | 0.01 | - | - |
| Net book value of loans transferred (at the time of transfer) | - | - | - |
| Aggregate consideration | 41.00 | 44.22 | - |
| Additional consideration realised in respect of accounts transferred in earlier years | 1.84 | - | - |

The Bank has reversed the excess provision of ₹ 85.22 crore to Profit and Loss account on sale of the aforesaid loans.

- **Details of non-performing assets (NPAs) transferred during the financial year 2021-2022:**

(₹ in crore except number of accounts)

| Particulars | To Asset Reconstruction Companies (ARCs) | To permitted transferees | To other transferees |
|---|---|---|---|
| Number of accounts | 70,921 | 65,704 | - |
| Aggregate principal outstanding of loans transferred | 2,187.81 | 449.46 | - |
| Weighted average residual tenor of the loans transferred (in years) | 3.01 | 2.01 | - |
| Net book value of loans transferred (at the time of transfer) | 992.38 | 188.86 | - |
| Aggregate consideration | 1,093.10 | 35.94 | - |
| Additional consideration realised in respect of accounts transferred in earlier years | 2.67 | - | - |

No excess provisions were reversed to the Profit and Loss Account on account of sale of NPAs.

- Pursuant to RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021, Banks are required to disclose transfer of "loans not in default and Special Mention Accounts" respectively. The Bank has not transferred any loans not in default / Special Mention Accounts, during the year ended March 31,2023 (previous period from September 24, 2021 to March 31, 2022 : Nil).

- **Details of ratings of SRs outstanding as on March 31, 2023 are given below.**

(₹ crore)

| Rating | Rating Agency | Recovery rating | Gross Value of Outstanding SRs |
|---|---|---|---|
| RR1 | CRISIL | 100% - 150% | 73.44 |
| RR1 | India Ratings | 100% - 150% | 251.09 |
| RR2 | India Ratings | 75% - 100% | 120.89 |
| RR4 | India Ratings | 25% - 50% | 154.34 |
| Unrated | | | 0.22 |
| | | **Total** | **599.98** |

HDFC Bank Limited Integrated Annual Report 2022-23 265

Schedules to the Financial Statements
For the year ended March 31, 2023

- **Details of ratings of SRs outstanding as on March 31, 2022 are given below.**

(₹ crore)

| Rating | Rating Agency | Recovery rating | Gross Value of Outstanding SRs |
|---|---|---|---|
| R2 | CRISIL | 75% - 100% | 182.87 |
| NR2 | India Ratings | 100%-150% | 366.20 |
| NR3 | India Ratings | 75% - 100% | 614.34 |
| NR4 | India Ratings | 50% - 75% | 218.01 |
| NA* | | | 102.30 |
| | | **Total** | **1,483.72** |

* Pursuant to regulatory norms, the ARC has time to obtain initial rating of SRs from an approved credit rating agency within a period of six months from the date of acquisition of assets by it.

### Acquisition of Assets

- **During the years ended March 31, 2023 and March 31, 2022, no non-performing financial assets were acquired by the Bank.**
- **Pursuant to the RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021, the details of loans acquired during the year ended March 31, 2023 are given below:**
  - **Details of loans not in default acquired through assignment are given below:**

| Particulars | Value |
|---|---|
| Aggregate amount of loans acquired (₹ in crore) | 37,005.96 |
| Weighted average residual maturity (in years) | 18.31 |
| Weighted average holding period by originator (in years) | 1.46 |
| Retention of beneficial economic interest by the originator | 10% |
| Tangible security coverage | 99.94% |

The loans acquired are not rated as these are to non-corporate borrowers.

- **Pursuant to the RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021, the details of loans acquired during the period from September 24, 2021, to March 31, 2022 are given below:**
  - **Details of loans not in default acquired through assignment are given below:**

| Particulars | Value |
|---|---|
| Aggregate amount of loans acquired (₹ in crore) | 18,094.40 |
| Weighted average residual maturity (in years) | 14.99 |
| Weighted average holding period by originator (in years) | 1.57 |
| Retention of beneficial economic interest by the originator | 10% |
| Tangible security coverage | 100% |

The loans acquired are not rated as these are to non-corporate borrowers.

From the above, 58 loans aggregating to ₹ 11.45 crore was repurchased by the transferor in compliance with paragraph 48 of Master Direction - RBI (Transfer of Loan Exposures) Directions, 2021.

  - The Bank has not acquired any Special Mention Account.
  - The RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021 has mandated disclosure of transfer of loan assets. Considering the terms 'loans not in default' and 'special mention account' under this circular vis-à-vis loans termed as 'standard' as hitherto and the separate processes prescribed therein for transfer of such assets, the Bank believes that such disclosure would be more meaningful if disclosed prospectively and therefore transfer of loan exposures prior to September 24, 2021 are not considered relevant for disclosure.
  - During the years ended March 31, 2023 and March 31, 2022, there were no standard assets securitised-out by the Bank.

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- Securitised assets as per books of SPVs sponsored by the Bank:

  There are no SPVs sponsored by the Bank as at March 31, 2023 and as at March 31, 2022.

- Off-Balance Sheet SPVs

  There are no Off-Balance Sheet SPVs sponsored by the Bank, which need to be consolidated as per accounting norms.

## 13. Details of exposures to real estate and capital market sectors, risk category-wise country exposures, factoring exposures, single / group borrower exposures, unsecured advances and concentration of deposits, advances, exposures and NPAs

- Details of exposure to real estate sector

Exposure is higher of limits sanctioned or the amounts outstanding as at the year end.

(₹ crore)

| | Category | March 31, 2023 | March 31, 2022 |
|---|---|---|---|
| **a)** | **Direct exposure** | **167,749.12** | **133,650.15** |
| (i) | Residential mortgages*<br>Lending fully secured by mortgages on residential property that is or will be occupied by the borrower or that is rented. Exposure would also include non-fund based (NFB) limits. | 102,267.97 | 83,773.07 |
| | (of which housing loans eligible for inclusion in priority sector advances) | (31,189.22) | (29,375.95) |
| (ii) | Commercial real estate<br>Lending secured by mortgages on Commercial Real Estates (office building, retail space, multipurpose commercial premises, multifamily residential buildings, multi tenanted commercial premises, industrial or warehouse space, hotels, land acquisition, development, and construction etc.) Exposures would also include non-fund based (NFB) limits. | 65,344.78 | 49,683.48 |
| (iii) | Investments in Mortgage Backed Securities (MBS) and other securitised exposures: | | |
| | (a) Residential | 120.24 | 160.09 |
| | (b) Commercial real estate | 16.13 | 33.51 |
| **b)** | **Indirect exposure** | **45,756.48** | **36,208.42** |
| | Fund based and non-fund based exposures on National Housing Bank (NHB) and Housing Finance Companies (HFCs) | 45,756.48 | 36,208.42 |
| | **Total exposure to real estate sector** | **213,505.60** | **169,858.57** |

*includes loans purchased under the direct loan assignment route.

- Details of capital market exposure

Exposure is higher of limits sanctioned or the amounts outstanding as at the year end.

(₹ crore)

| Sr. No. | Particulars | March 31, 2023 | March 31, 2022 |
|---|---|---|---|
| (i) | Direct investments made in equity shares, convertible bonds, convertible debentures and units of equity oriented mutual funds the corpus of which is not exclusively invested in corporate debt | 5,699.34 | 7,107.55 |
| (ii) | Advances against shares, bonds, debentures or other securities or on clean basis to individuals for investment in shares (including IPO's / ESOP's), convertible bonds, convertible debentures and units of equity oriented mutual funds | 2,893.07 | 2,923.72 |
| (iii) | Advances for any other purposes where shares or convertible bonds or convertible debentures or units of equity oriented mutual funds are taken as primary security | 4,934.43 | 4,179.78 |

HDFC Bank Limited Integrated Annual Report 2022-23 267

Schedules to the Financial Statements
For the year ended March 31, 2023

(₹ crore)

| Sr. No. | Particulars | March 31, 2023 | March 31, 2022 |
|---|---|---|---|
| (iv) | Advances for any other purposes to the extent secured by collateral security of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds i.e. where the primary security other than shares / convertible bonds / convertible debentures / units of equity oriented mutual funds does not fully cover the advances | 843.14 | 379.35 |
| (v) | Secured and unsecured advances to stock brokers and guarantees issued on behalf of stock brokers and market makers | 21,079.95 | 14,216.38 |
| (vi) | Loans sanctioned to corporates against the security of shares / bonds / debentures or other securities or on clean basis for meeting promoter's contribution to the equity of new companies in anticipation of raising resources | 3,253.90 | 4,643.34 |
| (vii) | Bridge loans to companies against expected equity flows / issues | - | - |
| (viii) | Underwriting commitments taken up in respect of primary issue of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds | - | - |
| (ix) | Financing to stock brokers for margin trading | - | - |
| (x) | All exposures to venture capital funds (both registered and unregistered) | 22.76 | 17.90 |
| | **Total exposure to capital market** | **38,726.59** | **33,468.02** |

- Details of risk category wise country exposure

(₹ crore)

| Risk Category | March 31, 2023 | | March 31, 2022 | |
|---|---|---|---|---|
| | Exposure (net) | Provision held | Exposure (net) | Provision held |
| Insignificant | 35,221.89 | - | 30,148.36 | - |
| Low | 17,059.11 | - | 16,729.52 | - |
| Moderately low | 1,072.61 | - | 1,054.54 | - |
| Moderate | 282.52 | - | 474.80 | - |
| Moderately high | 465.92 | - | 260.29 | - |
| High | 123.30 | - | 7.06 | - |
| Very high | 207.61 | - | 24.76 | - |
| **Total** | **54,432.96** | **-** | **48,699.33** | **-** |

- Details of factoring exposure

The factoring exposure of the Bank as at March 31, 2023 is ₹ 12,748.75 crore (previous year: ₹ 7,865.01 crore).

- Intra-Group exposure

Intra-Group exposures in accordance with RBI guidelines are as follows:

(₹ crore)

| Particulars | March 31, 2023 | March 31, 2022 |
|---|---|---|
| Total amount of intra-group exposures | 15,239.68 | 12,765.40 |
| Total amount of top 20 intra-group exposures | 15,239.68 | 12,765.40 |
| Percentage of intra-group exposures to total exposure of the Bank on borrowers / customers | 0.57% | 0.57% |
| Details of breach of limits on intra-group exposures and regulatory action thereon, if any | Nil | Nil |

- Details of Single Counterparty Limit / Limit for Group of Connected Counterparties exceeded by the Bank.

The RBI has prescribed limits linked to a bank's eligible capital base in respect of exposures to single counterparty and group of connected counterparties. During the years ended March 31, 2023 and March 31, 2022 the Bank was within the limits prescribed by the RBI.

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- Unsecured advances

Advances for which intangible collaterals such as rights, licenses, authority, trademarks, patents, etc. are charged in favour of the Bank in respect of projects financed by the Bank, are reckoned as unsecured advances under Schedule 9 of the Balance Sheet in line with extant RBI guidelines. There are no such advances outstanding as at March 31, 2023 (previous year: Nil).

- Inter-bank Participation with risk sharing

The aggregate amount of participation issued by the Bank and reduced from advances as per regulatory guidelines as at March 31, 2023 was ₹ 57,213.15 crore (previous year: Nil).

- Concentration of deposits, advances, exposures and NPAs

a) **Concentration of deposits**

(₹ crore, except percentages)

| Particulars | March 31, 2023 | March 31, 2022 |
|---|---|---|
| Total deposits of twenty largest depositors | 85,628.53 | 61,578.97 |
| Percentage of deposits of twenty largest depositors to total deposits of the Bank | 4.5% | 3.9% |

b) **Concentration of advances***

(₹ crore, except percentages)

| Particulars | March 31, 2023 | March 31, 2022 |
|---|---|---|
| Total advances to twenty largest borrowers | 363,225.92 | 295,918.84 |
| Percentage of advances of twenty largest borrowers to total advances of the Bank | 13.9% | 13.8% |

*Advances comprise credit exposure (funded and non-funded credit limits) including derivative transactions computed as per current exposure method in accordance with RBI guidelines.

c) **Concentration of exposure****

(₹ crore, except percentages)

| Particulars | March 31, 2023 | March 31, 2022 |
|---|---|---|
| Total exposure to twenty largest borrowers / customers | 385,175.03 | 319,497.99 |
| Percentage of exposure of twenty largest borrowers / customers to total exposure of the Bank on borrowers / customers | 14.3% | 14.4% |

**Exposures comprise credit exposure (funded and non-funded credit limits) including derivative transactions and investment exposure in accordance with RBI guidelines.

d) **Concentration of NPAs**

(₹ crore, except percentages)

| Particulars | March 31, 2023 | March 31, 2022 |
|---|---|---|
| Total gross exposure to top twenty NPA accounts | 2,385.78 | 2,306.92 |
| Percentage of exposures to the twenty largest NPA exposure to total Gross NPAs | 13.2% | 14.3% |

HDFC Bank Limited Integrated Annual Report 2022-23 269

Schedules to the Financial Statements
For the year ended March 31, 2023

e) **Sector-wise Advances and Gross NPAs**

(₹ crore)

Sr. No.	Sector	As at March 31, 2023			As at March 31, 2022		
		Gross advances	Gross non-performing assets	% of gross non-performing assets to gross advances in that sector	Gross advances	Gross non-performing assets	% of gross non-performing assets to gross advances in that sector
A	**Priority sector**						
1	Agriculture and allied activities	139,465.44	4,841.86	3.47%	102,210.34	4,157.29	4.07%
2	Advances to industries eligible as priority sector lending	180,254.97	916.08	0.51%	130,568.43	772.65	0.59%
	- Power	801.16	0.12	0.01%	475.43	1.32	0.28%
3	Services	174,491.93	1,485.13	0.85%	126,753.53	2,584.04	2.04%
	- NBFC	7,747.42	-	0.00%	2,634.71	-	0.00%
	- Retail Trade	25,144.39	233.68	0.93%	-	-	0.00%
4	Personal loans	44,270.30	1,009.54	2.28%	35,235.05	523.70	1.49%
	- Home Loan	33,913.80	271.27	0.80%	31,550.42	315.58	1.00%
	Sub-total (A)	**538,482.64**	**8,252.61**	**1.53%**	**394,767.35**	**8,037.68**	**2.04%**
B	**Non Priority sector**						
1	Agriculture and allied activities	6,467.12	403.79	6.24%	3,408.11	421.79	12.38%
2	Industry	282,400.45	2,328.83	0.82%	295,034.46	1,927.23	0.65%
	- Power	62,793.25	564.80	0.90%	66,385.43	210.34	0.32%
3	Services	364,040.11	3,469.37	0.95%	327,552.74	2,758.63	0.84%
	- Financial Institution	65,844.94	-	0.00%	61,798.93	-	0.00%
	- NBFC	49,816.37	3.29	0.01%	45,734.36	10.22	0.02%
	- Retail Trade	33,819.85	560.66	1.66%	-	-	0.00%
4	Personal loans	422,839.29	3,564.43	0.84%	359,751.56	2,995.63	0.83%
	- Home Loan	70,988.01	295.54	0.42%	53,703.20	314.72	0.59%
	- Vehicle / Auto Loans	77,942.40	1,273.98	1.63%	88,521.17	979.89	1.11%
	Sub-total (B)	**1,075,746.97**	**9,766.42**	**0.91%**	**985,746.87**	**8,103.28**	**0.82%**
	Total (A) + (B)	**1,614,229.61**	**18,019.03**	**1.12%**	**1,380,514.22**	**16,140.96**	**1.17%**

- **Details of Priority Sector Lending Certificates (PSLCs)**

The Bank enters into transactions for the sale or purchase of Priority Sector Lending Certificates (PSLCs). In the case of a sale transaction, the Bank sells the fulfilment of priority sector obligation and in the case of a purchase transaction the Bank buys the fulfilment of priority sector obligation through RBI trading platform. There is no transfer of risks or loan assets in such transactions. The details of purchase / sale of PSLC during the year are as under:

(₹ crore)

Type of PSLCs	For the year ended March 31, 2023		For the year ended March 31, 2022	
	PSLC bought during the year	PSLC sold during the year	PSLC bought during the year	PSLC sold during the year
Agriculture	4.00	11,660.25	726.00	-
Small and Marginal farmers	69,992.50	-	887.25	-
Micro Enterprises	-	-	31,280.00	-
General	-	24,650.00	67,707.50	-
Total	**69,996.50**	**36,310.25**	**100,600.75**	**-**

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14. Other fixed assets

Other fixed assets include amount capitalised relating to software having useful life upto five years. Details regarding the same are tabulated below:

(₹ crore)

Particulars	March 31, 2023	March 31, 2022
Cost		
As at March 31 of the previous year	4,372.72	3,566.70
Additions during the year	1,041.36	806.03
Deductions during the year	(108.75)	(0.01)
Total (a)	**5,305.33**	**4,372.72**
Depreciation		
As at March 31 of the previous year	3,266.44	2,822.87
Charge for the year	670.47	443.58
On deductions during the year	(108.75)	(0.01)
Total (b)	**3,828.16**	**3,266.44**
Net value (a-b)	**1,477.17**	**1,106.28**

15. Other assets

- Other assets include deferred tax asset (net) of ₹ 6,449.35 crore (previous year: ₹ 6,229.67 crore). The break-up of the same is as follows:

(₹ crore)

Particulars		March 31, 2023	March 31, 2022
Deferred tax asset arising out of:			
Loan loss and contingencies		5,788.25	5,745.11
Employee benefits		49.83	58.41
Depreciation		82.58	66.90
Others		528.69	359.25
Total	**(a)**	**6,449.35**	**6,229.67**
Deferred tax liability	**(b)**	**-**	**-**
Deferred tax asset (net)	**(a-b)**	**6,449.35**	**6,229.67**

- Key items under "Others" in Other assets are as under:

(₹ crore)

Particulars	March 31, 2023	March 31, 2022
Deposit with NABARD / SIDBI / NHB #	90,592.86	44,738.08
Unrealised gain on foreign exchange and derivative contracts*	12,036.10	7,923.90
Deferred tax assets	6,449.35	6,229.67
Accounts receivable	7,028.11	4,129.31
Deposits & amounts paid in advance	4,588.20	3,297.55
Advances for capital assets	1,512.26	1,067.48
Residual items	4.13	3.64
Total	**122,211.01**	**67,389.63**

*The Bank has presented gross unrealised gain on foreign exchange and derivative contracts under other assets and gross unrealised loss on foreign exchange and derivative contracts under other liabilities.
Deposits with NABARD / SIDBI / NHB exceeded 1% of total assets.

HDFC Bank Limited Integrated Annual Report 2022-23 271

Schedules to the Financial Statements
For the year ended March 31, 2023

272

16. Maturity pattern of certain items of assets and liabilities

Assets and liabilities are classified in the maturity buckets as per the guidelines issued by the RBI.

(₹ crore)

As at March 31, 2023	1 day	2 to 7 days	8 to 14 days	15 to 30 days	31 days to 2 months	Over 2 months to 3 months	Over 3 months to 6 months	Over 6 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
Loans & advances*	12,844.60	13,476.73	11,778.20	23,839.60	41,381.23	54,641.54	83,347.05	139,465.60	809,684.22	190,440.80	219,686.33	1,600,585.90
Investments*	131,535.04	17,957.44	8,054.00	19,653.22	11,537.26	16,158.65	28,274.85	41,123.61	144,921.54	7,052.96	90,732.86	517,001.43
Deposits*	29,908.08	75,025.08	41,030.46	39,163.66	51,367.10	45,630.01	114,698.70	170,773.44	802,428.32	15,143.18	498,226.62	1,883,394.65
Borrowings*	351.94	10,508.22	2,026.12	18,036.26	8,125.22	6,860.92	29,767.16	20,446.27	58,987.46	20,656.00	31,000.00	206,765.57
Foreign currency assets	13,990.73	19,128.29	8,005.96	13,718.36	7,137.95	6,135.77	11,019.40	4,099.23	7,965.76	1,871.45	629.07	93,701.97
Foreign currency liabilities	1,873.98	6,589.29	3,649.48	12,199.66	5,837.89	5,236.36	12,830.60	17,830.12	32,950.32	8,920.83	4,525.32	112,443.85

*The amounts represented include Foreign Currency Balances.
Classification of assets and liabilities under the maturity buckets is based on the same estimates and assumptions as used by the Bank for compiling the return submitted to the RBI.
Maturity profile of foreign currency assets and liabilities excludes off-balance sheet items.

(₹ crore)

As at March 31, 2022	1 day	2 to 7 days	8 to 14 days	15 to 30 days	31 days to 2 months	Over 2 months to 3 months	Over 3 months to 6 months	Over 6 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
Loans & advances*	15,887.52	21,695.65	15,157.80	45,647.16	51,173.80	53,279.34	90,228.96	101,559.82	560,217.39	185,260.82	228,712.67	1,368,820.93
Investments*	102,260.15	22,936.74	4,113.47	7,045.41	9,643.29	8,324.59	23,635.54	27,984.84	159,398.09	12,542.99	77,650.58	455,535.69
Deposits*	32,342.12	70,543.76	30,158.67	37,703.12	50,207.34	35,555.31	75,054.08	103,905.16	669,179.97	15,077.04	439,490.87	1,559,217.44
Borrowings*	542.63	16,504.77	3,177.86	15,036.59	20,313.02	8,153.04	15,073.47	26,803.05	48,219.53	17,993.25	13,000.00	184,817.21
Foreign currency assets	14,259.58	12,976.59	6,209.09	18,737.58	9,202.72	6,337.86	14,212.97	3,628.29	4,974.93	1,722.78	759.90	93,022.29
Foreign currency liabilities	2,494.86	2,843.35	4,739.94	9,502.37	13,118.28	8,912.00	10,304.04	9,451.62	9,134.10	8,555.93	3,420.55	82,477.04

*The amounts represented include Foreign Currency Balances.
Classification of assets and liabilities under the maturity buckets is based on the same estimates and assumptions as used by the Bank for compiling the return submitted to the RBI.
Maturity profile of foreign currency assets and liabilities excludes off-balance sheet items.

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17. Provisions and contingent liabilities

Given below is the movement in provisions and a brief description of the nature of contingent liabilities recognised by the Bank.

a) Provision for credit card and debit card reward points

(₹ crore)

Particulars	March 31, 2023	March 31, 2022
Opening provision for reward points	635.91	638.79
Provision for reward points made during the year	553.73	465.13
Utilisation / write-back of provision for reward points	(493.33)	(468.01)
Closing provision for reward points	696.31	635.91

b) Provision for legal and other contingencies

(₹ crore)

Particulars	March 31, 2023	March 31, 2022
Opening provision	536.09	503.55
Movement during the year (net)	6.25	32.54
Closing provision	542.34	536.09

c) Description of contingent liabilities

Sr. No.	Contingent liability*	Brief description
1	Claims against the Bank not acknowledged as debts - taxation	The Bank is a party to various taxation matters in respect of which appeals are pending. The Bank expects the outcome of the appeals to be favorable based on decisions on similar issues in the previous years by the appellate authorities, based on the facts of the case and taxation laws.
2	Claims against the Bank not acknowledged as debts - others	The Bank is a party to various legal proceedings in the normal course of business. The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank's financial conditions, results of operations or cash flows.
3	Partly paid investments	This represents amount remaining unpaid towards liability for partly paid investments.
4	Liability on account of forward exchange and derivative contracts	The Bank enters into foreign exchange contracts, currency options, forward rate agreements, currency swaps and interest rate swaps with inter-bank participants on its own account and for customers. Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest / principal in one currency against another, based on predetermined rates. Interest rate swaps are commitments to exchange fixed and floating interest rate cash flows. The notional amounts of financial instruments such as foreign exchange contracts and derivatives provide a basis for comparison with instruments recognised on the Balance Sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Bank's exposure to credit or price risks. The derivative instruments become favorable (assets) or unfavorable (liabilities) as a result of fluctuations in market rates or prices relative to their terms.
5	Guarantees given on behalf of constituents, acceptances, endorsements and other obligations	As a part of its commercial banking activities, the Bank issues documentary credit and guarantees on behalf of its customers. Documentary credits such as letters of credit enhance the credit standing of the Bank's customers. Guarantees generally represent irrevocable assurances that the Bank will make payments in the event of the customer failing to fulfill its financial or performance obligations.
6	Other items for which the Bank is contingently liable	These include: a) Credit enhancements in respect of securitised-out loans; b) Bills rediscounted by the Bank; c) Capital commitments; d) Underwriting commitments; e) Investment purchases pending settlement; f) Amount transferred to the RBI under the Depositor Education and Awareness Fund (DEAF).

*Also refer Schedule 12 - Contingent liabilities

HDFC Bank Limited Integrated Annual Report 2022-23 273

Schedules to the Financial Statements
For the year ended March 31, 2023

18. Business ratios / information

Particulars	March 31, 2023	March 31, 2022
Interest income as a percentage to working funds[1]	7.60%	7.03%
Net interest income[2] as a percentage to working funds	4.08%	3.96%
Net interest income as a percentage to average interest earning assets	4.33%	4.20%
Non-interest income as a percentage to working funds	1.47%	1.62%
Cost of Deposits[3]	3.80%	3.56%
Operating profit[4] as a percentage to working funds	3.31%	3.53%
Return on assets (average)	2.07%	2.03%
Business[5] per employee (₹ in crore)	19.74	20.25
Profit per employee[6] (₹ in crore)	0.28	0.28
Debt-Equity Ratio[7]	0.39	0.33
Return on Equity Ratio[8]	17.39%	16.90%

Definitions of certain items in Business ratios / information:

1. Working funds is the daily average of total assets during the year.
2. Net Interest Income = Interest Income - Interest Expense.
3. Cost of Deposits is the ratio of interest expense on deposits to daily average of total deposits.
4. Operating profit is profit for the year before provisions and contingencies and profit / (loss) on sale of building and other fixed assets (net).
5. Business is the total of quarterly average of net advances and deposits (net of inter-bank deposits).
6. Productivity ratios are based on average employee numbers.
7. Debt represents borrowings with residual maturity of more than one year.
8. Return on Equity represents net profit after tax to average equity share capital and reserves.

19. Interest earned

Interest income under the sub-head Income on investments includes dividend on units of mutual funds and equity and preference shares received during the year ended March 31, 2023 amounting to ₹ 412.08 crore (previous year: ₹ 1,623.48 crore).

20. Other income

- **Commission, exchange and brokerage income**
  - ✓ Commission, exchange and brokerage income is presented net of related commission expenses.
  - ✓ Bancassurance business

    Commission income for the year ended March 31, 2023 includes fees of ₹ 1,899.31 crore (previous year: ₹ 1,556.51 crore) in respect of life insurance business and ₹ 275.70 crore (previous year: ₹ 266.11 crore) in respect of general insurance and health insurance business.
  - ✓ Marketing and distribution

    Commission income for the year ended March 31, 2023 includes income from marketing and distribution of ₹ 3,866.29 crore (previous year: ₹ 3,059.05 crore), which comprises of income for displaying publicity materials at the Bank's branches / ATMs, commission on mutual funds, pension and other investment / saving products and sourcing and referral income.
- **Miscellaneous income**

  Miscellaneous income includes recoveries from written-off accounts amounting to ₹ 3,382.41 crore (previous year: ₹ 2,765.13 crore) exceeding 1% of the total income of the Bank.

21. Other expenditure

Other expenditure includes commission paid to sales agents amounting to ₹ 4,610.13 crore (previous year: ₹ 3,718.81 crore) exceeding 1% of the total income of the Bank.

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22. Provisions and contingencies

The break-up of 'Provisions and Contingencies' included in the Profit and Loss Account is given below:

(₹ crore)

Particulars	March 31, 2023	March 31, 2022
Provision for income tax		
- Current	14,596.28	13,346.03
- Deferred	(219.68)	(1,291.91)
Provision for NPAs[1]	11,783.25	10,119.38
Provision for diminution in value of non-performing investments	4.14	(14.52)
Provision for standard assets	422.70	1,257.85
Other provisions and contingencies[2]	(290.43)	3,699.12
Total	**26,296.26**	**27,115.95**

1. Includes loss on sale of NPAs / stressed assets.
2. Includes provisions for tax, legal and other contingencies ₹ (287.88) crore (previous year: ₹ 3,704.83 crore), provisions / (write-back) for securitised-out assets ₹ (2.55) crore (previous year: ₹ 0.14 crore) and standard restructured assets Nil (previous year: ₹ (5.85) crore).

23. Employee benefits

Gratuity

(₹ crore)

Particulars	March 31, 2023	March 31, 2022
Reconciliation of opening and closing balance of the present value of the defined benefit obligation		
Present value of obligation as at April 1	**910.43**	**857.58**
Interest cost	64.51	56.41
Current service cost	121.30	109.39
Benefits paid	(77.25)	(56.13)
Actuarial (gain) / loss on obligation:		
Experience adjustment	(7.81)	(65.14)
Assumption change	(17.09)	8.32
Present value of obligation as at March 31	**994.09**	**910.43**
Reconciliation of opening and closing balance of the fair value of the plan assets		
Fair value of plan assets as at April 1	**895.44**	**743.24**
Expected return on plan assets	61.32	53.26
Contributions	148.57	131.14
Benefits paid	(77.25)	(56.13)
Actuarial gain / (loss) on plan assets:		
Experience adjustment	(36.90)	21.96
Assumption change	-	1.97
Fair value of plan assets as at March 31	**991.18**	**895.44**
Amount recognised in Balance Sheet		
Fair value of plan assets as at March 31	991.18	895.44
Present value of obligation as at March 31	(994.09)	(910.43)
Asset / (liability) as at March 31	**(2.91)**	**(14.99)**
Expenses recognised in Profit and Loss Account		
Interest cost	64.51	56.41
Current service cost	121.30	109.39
Expected return on plan assets	(61.32)	(53.26)
Net actuarial (gain) / loss recognised in the year	12.00	(80.75)
Net cost	**136.49**	**31.79**

HDFC Bank Limited Integrated Annual Report 2022-23 275

Schedules to the Financial Statements
For the year ended March 31, 2023

(₹ crore)

Particulars	March 31, 2023	March 31, 2022
Actual return on plan assets	24.42	77.19
Estimated contribution for the next year	153.63	148.57
Assumptions		
Discount rate	7.40% per annum	6.80% per annum
Expected return on plan assets	6.50% per annum	6.50% per annum
Salary escalation rate	7.00% per annum (Other than IBA employees), 10.00% per annum (IBA employees)	7.00% per annum

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors.

Expected rate of return on investments is determined based on the assessment made by the Bank at the beginning of the year with regard to its existing portfolio. Major categories of plan assets as a percentage of fair value of total plan assets are given below:

Category of plan assets	% of fair value to total plan assets	
	as at March 31, 2023	as at March 31, 2022
Government securities	36.39%	28.80%
Debenture and bonds	16.77%	24.52%
Equity shares	39.94%	40.40%
Others	6.90%	6.28%
Total	**100.00%**	**100.00%**

Experience adjustment

(₹ crore)

Particulars	Years ended March 31,				
	2023	2022	2021	2020	2019
Plan assets	991.18	895.44	743.24	514.93	501.71
Defined benefit obligation	994.09	910.43	857.58	725.87	617.96
Surplus / (deficit)	(2.91)	(14.99)	(114.34)	(210.94)	(116.25)
Experience adjustment gain / (loss) on plan assets	(36.90)	21.96	105.74	(64.41)	11.70
Experience adjustment (gain) / loss on plan liabilities	(7.81)	(65.14)	26.48	(8.46)	7.12

Pension

(₹ crore)

Particulars	March 31, 2023	March 31, 2022
Reconciliation of opening and closing balance of the present value of the defined benefit obligation		
Present value of obligation as at April 1	**88.02**	**89.99**
Interest cost	6.07	5.19
Current service cost	1.54	1.40
Past service cost	-	7.69
Benefits paid	(12.01)	(20.43)
Actuarial (gain) / loss on obligation:		
Experience adjustment	3.32	6.44

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Introduction to Our How We Our Responsible Statutory Reports and Overview HDFC Bank Performance Create Value Strategy Business Financial Statements (` crore) Particulars March 31, 2023 March 31, 2022 Assumption change 20.88 (2.26) Present value of obligation as at March 31 107.82 88.02 Reconciliation of opening and closing balance of the fair value of the plan assets Fair value of plan assets as at April 1 0.88 0.33 Expected return on plan assets 0.04 0.04 Contributions 11.18 20.70 Benefits paid (12.01) (20.43) Actuarial gain / (loss) on plan assets: Experience adjustment 0.22 0.39 Assumption change— (0.15) Fair value of plan assets as at March 31 0.31 0.88 Amount recognised in Balance Sheet Fair value of plan assets as at March 31 0.31 0.88 Present value of obligation as at March 31 (107.82) (88.02) Asset / (liability) as at March 31 (107.51) (87.14) Expenses recognised in Profit and Loss Account Interest cost 6.07 5.19 Current service cost 1.54 1.40 Past service cost— 7.69 Expected return on plan assets (0.04) (0.04) Net actuarial (gain) / loss recognised in the year 23.98 3.95 Net cost 31.55 18.19 Actual return on plan assets 2.59 0.27 Estimated contribution for the next year 22.95 18.86 Assumptions Discount rate 7.40% per annum 6.80% per annum Expected return on plan assets 6.50% per annum 6.50% per annum Salary escalation rate 10.00% per annum 7.00% per annum The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors. Expected rate of return on investments is determined based on the assessment made by the Bank at the beginning of the year with regard to its existing portfolio. Major categories of plan assets as a percentage of fair value of total plan assets are given below: % of fair value to total % of fair value to total Category of plan assets plan assets plan assets as at March 31, 2023 as at March 31, 2022 Government securities 36.54% 34.17% Debenture and bonds 4.07% 3.58% Others 59.39% 62.25% Total 100.00% 100.00% HDFC Bank Limited Integrated Annual Report 2022-23 277

Schedules to the Financial Statements
For the year ended March 31, 2023

Experience adjustment

(₹ crore)

Particulars	Years ended March 31,				
	2023	2022	2021	2020	2019
Plan assets	0.31	0.88	0.33	9.51	21.95
Defined benefit obligation	107.82	88.02	89.99	64.15	69.54
Surplus / (deficit)	(107.51)	(87.14)	(89.66)	(54.64)	(47.59)
Experience adjustment gain / (loss) on plan assets	0.22	0.39	(0.20)	0.28	0.48
Experience adjustment (gain) / loss on plan liabilities	3.32	6.44	31.41	9.06	3.32

Amortisation of expenditure on account of enhancement in family pension of employees of banks

The Reserve Bank of India, vide its notification dated October 04, 2021 granted Banks an option to amortise the expenditure on account of enhancement of family pension, over a period not exceeding five years beginning with the financial year ending March 31, 2022, subject to a minimum of one-fifth of the total amount involved being expensed every year. The Bank has not availed the said option and has recognised the entire expenditure on account of enhancement of family pension in financial year ended March 31, 2022.

Provident fund

The guidance note on AS-15, Employee Benefits, states that employer established provident funds, where interest is guaranteed are to be considered as defined benefit plans and the liability has to be valued. The Institute of Actuaries of India (IAI) has issued a guidance note on valuation of interest rate guarantees on exempt provident funds. The actuary has accordingly valued the same and the Bank held a provision of Nil as at March 31, 2023 (previous year: Nil), towards the present value of the guaranteed interest benefit obligation. The actuary has followed the deterministic approach as prescribed by the guidance note.

Assumptions

Particulars	March 31, 2023	March 31, 2022
Discount rate (GOI security yield)	7.40% per annum	6.80% per annum
Expected guaranteed interest rate	8.10% per annum	8.10% per annum

The Bank does not have any unfunded defined benefit plan. The Bank contributed ₹ 531.39 crore (previous year: ₹ 420.98 crore) to the provident fund, ₹ 7.80 crore (previous year: ₹ 5.72 crore) to the National Pension Scheme (for employees who opted) and ₹ 80.33 crore (previous year: ₹ 76.37 crore) to the superannuation plan.

The Code on Social Security 2020 ('the Code') relating to employee benefits, during the employment and post-employment, has received Presidential assent on September 28, 2020. The Code has been published in the Gazette of India. Further, the Ministry of Labour and Employment has released draft rules for the Code on November 13, 2020. The effective date from which the changes are applicable is yet to be notified and rules for quantifying the financial impact are not yet issued. The Bank will assess the impact of the Code and will give appropriate impact in the financial statements in the period in which, the Code becomes effective and the related rules to determine the financial impact are published.

24. Disclosures on remuneration

Qualitative Disclosures

A. Information relating to the bodies that oversee remuneration

Name and composition

The Board of Directors of the Bank has constituted the Nomination and Remuneration Committee (hereinafter, the 'NRC') for overseeing and governing the compensation policies of the Bank. The NRC is comprised of five non-executive directors as of March 31, 2023. Further, four members of the NRC are also members of the Risk Policy and Monitoring Committee (hereinafter, the 'RPMC') of the Board.

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As of March 31, 2023, the NRC is comprised of Mr. Umesh Chandra Sarangi, Mr. Sanjiv Sachar, Mr. Sandeep Parekh, Mr. M.D. Ranganath and Mr. Atanu Chakraborty. Further, Mr. Sanjiv Sachar, Mr. M.D. Ranganath, Mr. Sandeep Parekh and Mr. Atanu Chakraborty are also the members of the RPMC. Mr. Sanjiv Sachar is the chairperson of the NRC.

Mandate of the NRC

The primary mandate of the NRC is to oversee and review the implementation of compensation policies of the Bank. The NRC periodically reviews the overall Remuneration Policy of the Bank with a view to attract, retain and motivate employees. In this capacity it is required to review and approve the design of the total compensation framework, including compensation strategy programs and plans, on behalf of the Board of Directors. The compensation structure and pay revision for the Group Heads, Material Risk Takers, Senior Management, Risk and Control Staff, Key Management Personnel and Whole Time Directors (who are also Material Risk Takers) of the Bank is approved by the NRC and subsequently approved by the Board of Directors. The compensation of the Whole Time Directors requires the additional approval of the Reserve Bank of India. The NRC co-ordinates with the RPMC to ensure that compensation is aligned with prudent risk taking. Further the NRC also reviews the appointments of individuals at the levels of Group Heads, Key Management Personnel, Senior Management and Whole Time Directors of the Bank.

External Consultants:

The Bank engaged with the following consultants during the year ended March 31, 2023:

1. AON Consulting Private Limited - in respect of the Bank's annual salary market benchmarking exercise.
2. Deloitte Touche Tohmatsu India LLP - in respect of the Bank's benchmarking exercise pertaining to executive compensation and review of the cash Variable Pay framework.
3. Mercer Consulting (India) Private Limited - in the area of job evaluation.

Scope of the Bank's Remuneration Policy:

The Remuneration Policy of the Bank includes within its scope all business lines and functions, and all permanent staff in the Bank's domestic as well as international offices. The principles articulated in the compensation policy are applicable uniformly across the Bank. However, any statutory / regulatory provisions applicable in overseas locations take precedence over the Remuneration Policy of the Bank.

All permanent employees of the Bank except those covered under the long term wage agreement are covered by the said Remuneration Policy. The number of employees covered under the compensation policy was 1,72,998 as on March 31, 2023 (previous year: 1,41,349).

B. Information relating to the key features and objectives of the remuneration policy and the design and structure of remuneration processes

I. Key Features and Objectives of Remuneration Policy

The Bank's Remuneration Policy (the 'Policy') is aligned to business strategy, market dynamics, internal characteristics and complexities within the Bank. The ultimate objective of the Policy is to provide a fair and transparent structure that helps in acquiring and retaining the talent pool critical to build competitive advantage and brand equity. The Policy has been designed basis the principles for sound compensation practices in accordance with regulatory requirements and provides a framework to create, modify and maintain appropriate compensation programs and processes with adequate supervision and control.

The Bank's performance management system provides a sound basis for assessing employee performance holistically. The Bank's compensation framework is aligned with the performance management system and differentiates pay appropriately amongst its employees based on degree of contribution, performance, skill, experience, grade and availability of talent owing to competitive market forces. Further, the Bank also considers compliance to processes, regulatory compliance and risk management as an integral part of its performance appraisal process. These factors are given due weightage for the purposes of the final performance rating of employees for a given performance year.

The NRC considers the aforementioned principles enunciated in the Bank's compensation policy and ensures that:

(a) the compensation is adjusted for all types of prudent risk taking;
(b) compensation outcomes are symmetric with risk outcomes;
(c) compensation payouts are sensitive to the time horizon of risk; and
(d) the mix of cash, equity and other forms of compensation are aligned with risk.

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Schedules to the Financial Statements
For the year ended March 31, 2023

Review of Remuneration Policy of the Bank

The Remuneration Policy of the Bank was reviewed by the NRC during the year ended March 31, 2023 and changes were made to the policy post the review and approval of the NRC .

II. Design and Structure of Remuneration

The design and structure of remuneration in accordance with the RBI guidelines dated November 04, 2019, pertaining to the performance year 2021-2022 and the related payouts made in the financial year ended March 31, 2023 are as follows:

a) Fixed Pay

The Remuneration Policy ensures that the fixed component of the compensation is reasonable, taking into account all relevant factors including industry practice.

Elements of Fixed Pay:

The fixed pay component of the Bank's compensation structure typically consists of elements such as base salary, allowances, perquisites and retirement benefits. Perquisites extended are in the nature of company car, company leased accommodation, club membership and such other benefits or allowances in lieu of such perquisites / benefits. Retirement benefits include contributions to Provident Fund, Superannuation Fund (for employees above certain job bands), National Pension Scheme and Gratuity. The Bank also provides pension to certain employees of the erstwhile Lord Krishna Bank (eLKB) under the Indian Banks' Association ('IBA') structure.

Determinants of Fixed Pay:

The fixed pay is primarily determined by taking into account factors such as the job size, performance, experience, location, market competitiveness of pay and is designed to meet the following key objectives of:

(a) fair compensation given the role complexity and size;
(b) fair compensation given the individual's skill, competence, experience and market pay position;
(c) contribution to post retirement benefits; and
(d) compliance with all statutory obligations.

The quantum of fixed pay for the Senior Management i.e. Employees in Executive Vice President and above grades, Material Risk Takers other than Whole Time Directors, Risk and Control Staff and Key Management Personnel are approved by the NRC and the Board.

The quantum of fixed pay for Whole Time Directors is approved by the NRC and the Board, and is subject to the approval of the RBI.

b) Variable Pay - For Senior Management and Material Risk Takers

The performance management system forms the basis for variable pay allocation of the Bank. The Remuneration Policy of the Bank ensures that the performance management system is comprehensive and considers both, quantitative and qualitative performance measures.

(i) Composition of Variable Pay

The variable pay will be in the form of share linked instruments or a mix of cash and share linked instruments. The share linked instrument used in the financial year 2022-23 was the Employee Stock Options. All plans for grant of options are framed in accordance with the SEBI guidelines, 1999 as amended from time to time and are approved by the shareholders of the Bank. These plans provide for the grant of options post approval by the NRC. For Whole Time Directors the variable pay is approved by the NRC, Board and the Reserve Bank of India.

The Bank will ensure that there is a proper balance between Fixed Pay and Variable Pay. In cases where compensation by way of share-linked instruments is not permitted by law / regulations, the entire variable pay will be in cash.

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(ii) **Limits on Variable Pay**

A substantial portion of compensation i.e. at least 50% will be variable and paid on the basis of individual, business-unit and organization performance. This will be in line with the principle that, at higher levels of responsibility, the proportion of variable pay will be higher. The total variable pay shall be limited to a maximum of 300% of the fixed pay (for the relative performance period).

In case the variable pay is upto 200% of the fixed pay, a minimum of 50% of the variable pay; and in case the variable pay is above 200%, a minimum of 67% of the variable pay shall be via non-cash instruments. The non-cash component in 2022-23 comprised of Employee Stock Options.

In the event that the employee is barred by statute or regulation from grant of share-linked instruments, his / her variable pay will be capped at 150% of fixed pay but shall not be less than 50% of the fixed pay.

(iii) **Deferral of Variable pay**

For senior management including Whole Time Directors (WTDs) and Material Risk Takers (MRTs), deferral arrangements exists for the variable pay. A minimum of 60% of total variable pay is under deferral arrangements. If cash component is a part of the variable pay, at least 50% of the cash bonus is deferred. In cases where cash component of the variable pay is under ₹ 25 lakh, deferral of cash variable pay is not applied (in line with RBI guidelines).

The deferral period is a minimum of three years and is applicable to both cash and non-cash components of variable pay. The deferral period for share linked instruments / ESOPs is governed by the ESOP Scheme Rules which is approved by the NRC and the Board. In 2022-23, the deferment of cash variable pay, where applicable, was 3 years in the case of cash variable pay and 4 years (vesting period) in the case of Employee Stock Options.

(iv) **Vesting of Variable Pay**

The deferred portion of the remuneration vests at the end of deferral period and is spread out over the course of the deferral period. The first vesting is not before one year from the commencement of the deferral period. The vesting is no faster than on a pro rata basis and the frequency of the vesting is more than a year in order to ensure appropriate assessment of risk.

(v) **Malus / Clawback Arrangement:**

The Bank believes in sustained business performance in tandem with prudent risk taking. The Bank, therefore, has devised appropriate deterrents in order to institutionalize the aforementioned commitment.

Malus Arrangement: The provision of a Malus arrangement would entail cancellation of payout for the deferred portion of reward (cash variable pay / long term incentive (LTI) i.e. any Share Linked Instrument). The RBI guidelines define malus thus "A malus arrangement permits the bank to prevent vesting of all or part of the amount of a deferred remuneration. Malus arrangement does not reverse vesting after it has already occurred."

Clawback Arrangement: The provision of Clawback arrangement would entail return of payout of reward (cash variable pay / long term incentive (LTI) i.e. any Share Linked Instrument) made in the previous years attributable to a given reference year wherein the incident has occurred. The return would be in terms of net amount. The RBI guidelines define clawback thus "A clawback is a contractual agreement between the employee and the bank in which the employee agrees to return previously paid or vested remuneration to the bank under certain circumstances."

The malus and clawback clause will be actioned when the employee demonstrates behaviour involving fraudulent behaviour, moral turpitude, lack of integrity, flagrant breach of company policies and statutory norms resulting in financial or non-financial losses. Manifestation of behaviour listed above is presumed to have a malafide intent. Illustrative list of conditions are enumerated below. The occurrence of any / some / all of the following conditions / events shall trigger a review by the NRC for the application of the Malus or the Clawback arrangement:

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For the year ended March 31, 2023

a) Substantial financial deterioration in profitability or risk parameters
b) Reckless, negligent or willful actions or exhibited inappropriate values and behavior
c) Fraud that requires a financial restatement
d) Reputational harm
e) Exposing the bank to substantial risk
f) Such other conditions or events, of similar nature as above, as determined by NRC for triggering review by NRC for the purpose of application of the Malus or the Clawback arrangement

In determining the causes for deterioration in financial performance under (a), the NRC may take into consideration and have due regard to the fact whether the deterioration was for factors within control or whether it was on account of conditions like global market headwinds, industry performance, changes in legal / regulatory regime, force majeure events like occurrence of natural disasters, pandemic, other socio-economic conditions etc.

While undertaking the review for the concerned person for the application of the Malus or the Clawback arrangement based on any trigger events, when determining accountability of the concerned person, the NRC shall be guided by the principles of proportionality, culpability or proximity or nexus to the event or misconduct.

In accordance with the RBI guidelines, wherever the assessed divergence in bank's provisioning for Non-Performing Assets (NPAs) or asset classification exceeds the prescribed threshold for public disclosure, the bank shall not pay the unvested portion of the variable compensation for the assessment year under 'malus' arrangement. Further, in such situations, no proposal for increase in variable pay (for the assessment year) shall be entertained. In case the bank's post assessment gross NPAs are less than 2.0%, these restrictions will apply only if criteria for public disclosure are triggered either on account of divergence in provisioning or both provisioning and asset classification.

The NRC may decide to apply malus on part, or all of the variable pay. The time horizon for the application of malus / clawback clause shall be four years from the date of reward.

The NRC shall review the act of misconduct / incident to ascertain the degree of accountability attributable to a Whole Time Director / Material Risk Taker / Senior Management (Job Bands C1 and above) prior to applying the Malus or Clawback arrangement.

(vi) Approval Process:

The Variable Pay for Senior Management, Material Risk Takers other than Whole Time Directors, Risk and control staff is approved by the NRC and the Board. For Whole Time Directors the variable pay is approved by the NRC, Board and the Reserve Bank of India.

Employees other than Senior Management, Material Risk Takers, Whole Time Directors

The Bank has formulated the following variable pay plans:

(i) Annual Bonus Plan

The quantum of variable payout is a function of the performance of the Bank, performance of the business unit, performance of the individual employee, job band of the employee and the functional category. Basis these key determinants and due adjustment for risk alignment, a payout matrix for variable pay is developed. Market trends for specific businesses / functions along with inputs from compensation surveys may also be used in finalising the payout.

Bonus pools are designed to meet specific business needs therefore resulting in differentiation in both the quantum and the method of payout across functions. Typically higher levels of responsibility receive a higher proportion of variable pay vis-à-vis fixed pay.

(ii) Performance-linked Plans (PLPs)

PLPs are formulated for employees in sales, collections, customer service and relationship roles who are given business / service targets but have limited impact on risk since credit decisions are exercised independent of these functions. All PLP payouts are based on a balanced scorecard

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framework which factors not just quantitative, but also qualitative measures, and are subject to achievement of individual targets enumerated in the respective scorecards of the employees. A portion of the PLP payouts is deferred till the end of the financial year to provide for any unforeseen performance risks. Employees who are on the PLPs are excluded from the Annual Bonus Plan.

(iii) Employee Stock Option Plan (ESOPs)

Employees in Job Bands D3 and above also receive ESOPs as a vehicle to create a balance between short term rewards and long term sustainable value creation. ESOPs play a key role in the attraction and retention of key talent.

The NRC grants options after considering parameters such as the incumbent's grade and performance rating, and such other factors as may be deemed appropriate by the NRC.

All plans for grant of options are framed in accordance with the SEBI guidelines, 1999 as amended from time to time and are approved by the shareholders of the Bank. These plans provide for the grant of options post approval by the NRC.

The Bank grants ESOPs to eligible employees. Such ESOPs vest over four tranches spread over a period of 48 months.

In accordance with the RBI guidelines, Employee Stock Options is included as part of Variable Pay.

(iv) Restricted Stock Units (RSUs)

The bank introduced RSUs in FY2022-23 for employees at E3 – D2 bands (upto 10 levels below the MD).

The overall grant criteria is based on the bank meeting certain parameters such as shareholder's return, asset quality, return on assets, profitability and return on capital.

The quantum of RSUs to be granted to individual employees was based on an employee's grade and performance rating over the previous three years.

The vesting criteria would be based on the profitability of the bank.

All plans for grant of RSUs are framed in accordance with the SEBI guidelines, 1999 as amended from time to time and are approved by the shareholders of the Bank. These plans provide for the grant of RSUs post approval by the NRC.

Such RSUs vest over four tranches spread over a period of 48 months.

Risk, Control and Compliance Staff

The Bank has separated the Risk, Control and Compliance functions from the Business functions in order to create a strong culture of checks and balances and to eliminate any possible conflict of interest between revenue generation and risk management and control. Accordingly, the overall variable pay as well as the annual salary increment of the employees in the Risk, Control and Compliance functions is based on their performance, functional objectives and goals. The Bank ensures that the mix of fixed to variable compensation for these functions is weighted in favour of fixed compensation.

Guaranteed Bonus

Guaranteed bonuses are not consistent with sound risk management or pay for performance principles of the Bank and therefore do not form an integral part of the general compensation practice.

For critical hiring for some select strategic roles, the Bank may consider granting of bonus, based on the performance rating upon confirmation, as a prudent way to avoid loading the entire cost of attraction into the fixed component of the compensation which could have a long term cost implication for the Bank. For such hiring, the said bonus is generally decided by taking into account appropriate risk factors and market conditions.

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Schedules to the Financial Statements For the year ended March 31, 2023 For hiring at levels of Whole Time Directors / Managing Director / Material Risk Takers and certain employees in select strategic roles, a sign-on bonus, if any, is limited to the first year only and would be in the form of Employee Stock Options. Severance Pay The Bank does not grant severance pay other than accrued benefits (such as gratuity, pension) except in cases where it is mandated by any statute. Hedging The Bank does not provide any facility or fund or permit its Whole Time Directors and employees to insure or hedge their compensation structure to offset the risk alignment effects embedded in their compensation arrangement. Statutory Bonus Some employees are also paid statutory bonus as per the Payment of Bonus Act, 1965 as amended from time to time. III. Remuneration Processes Fitment at the time of hire Pay scales at the Bank are set basis the job size, experience, location and the academic and professional credentials of the incumbent. The compensation of new hires is in line with the existing pay ranges and consistent with the compensation levels of the existing employees of the Bank at similar profiles. The pay ranges are subject to change basis market trends and the Bank’s talent management priorities. While the Bank believes in the internal equity and parity as a key determinant of pay, it does acknowledge the external competitive pressures of the talent market. Accordingly, there could be certain key profiles with critical competencies which may be hired at a premium and treated as an exception to the overall pay philosophy. Any deviation from the defined pay ranges is treated as a hiring exception requiring approval with appropriate justification. Pay Increment / Pay Revision The Bank strives to ensure external competitiveness as well as internal equity without diluting the overall focus on optimising cost. In order to enhance the Bank’s external competitiveness, it participates in an annual salary survey of the banking sector to understand key market trends as well as get insights on relative market pay position compared to peers. The Bank endeavors to ensure that most employees progress to the median of the market in terms of fixed pay over time. This coupled with key internal data indicators like performance score, job family, experience, job grade and salary budget form the basis of decision making on revisions in fixed pay. Increments in fixed pay for majority of the employee population are generally undertaken once every financial year. However, promotions, confirmations and change in job dimensions could also lead to a change in the fixed pay during other times of the financial year. The Bank also makes salary corrections and adjustments during the financial year for competitive pay positioning for the purpose of retention of critical skills and critical talent in the domain of Information Technology, Digital, Information Security, Data Science as well as business segments that are strategic focus areas of the bank. However, such pay revisions are done on an exception basis. The Fixed Pay for the Material Risk Takers (other than Whole time Directors), Senior Management, Key Management Personnel is approved by the NRC and the Board. The Fixed Pay for the Whole Time Directors is approved by the NRC, Board and the Reserve Bank of India. C. Description of the ways in which current and future risks are taken into account in the remuneration processes, including the nature and type of the key measures used to take account of these risks The Bank takes into account various types of risks in its remuneration processes. The Bank follows a comprehensive framework that includes within its ambit the key dimensions of remuneration such as fixed pay, variable pay and long term incentives (i.e. Employee Stock Options and Restricted Stock Units). 284

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Fixed pay: The Bank conducts a comprehensive market benchmarking study to ensure that employees are competitively positioned in terms of fixed pay. The Bank follows a robust salary review process wherein revisions in fixed compensation are based on performance. The Bank also makes salary adjustments taking into consideration pay positioning of employees vis-à-vis market reference points. Through this approach the Bank endeavors to ensure that the talent risk due to attrition is mitigated. Fixed pay could be revised downwards as well, in the event of certain proven cases of misconduct by an employee.

Variable pay: The Bank has distinct types of variable pay plans as given below:

(a) Quarterly / monthly performance-linked pay (PLP) plans:

All quarterly / monthly PLP plans are based on the principle of balanced scorecard framework that includes within its ambit both quantitative and qualitative factors including key strategic objectives that ensure future competitive advantage for the Bank. PLP plans, by design, have deterrents that play a role of moderating payouts based on the non-fulfillment of established quantitative / qualitative risk factors. Deterrents also include risks arising out of non-compliance, mis-sell etc. Further, a portion of all payouts under the PLP plans is deferred till the end of the financial year to provide for any unforeseen performance risks. Employees who are part of the PLP plans are excluded from the Annual Bonus Plan.

(b) Variable Pay:

The Bank takes into consideration the fact that a portion of the Bank's profits are directly attributable to various types of risks the Bank is exposed to such as credit risk and market risk.

The framework developed by the Bank in order to arrive at the quantum of bonus pool is based on the performance of the Bank and profitability. The annual variable pay is distributed based on business unit, individual performance, job band and role of the individual for non-business functions. The business unit performance is based on factors such as growth in revenue, growth in profit, cost to income ratio and achievement vis-à-vis plans and key objectives. Bonus pay out for an individual employee in a particular grade is linked to the performance rating of the employee and subject to meeting the Bank's standards of ethical conduct.

The Bank has devised appropriate malus and claw back clauses as a risk mitigant for Whole Time Directors, Material Risk Takers, Senior Management (i.e. employees in the job Bands of Executive Vice President and above). Under the malus clause the incumbent could forego the vesting of the deferred variable pay in full or in part. Under the claw back clause the incumbent is obligated to return all the tranches of variable pay payout pertaining to the reference performance year. The deferred variable pay is paid out post review and approval by the NRC and the Board.

D. Description of the ways in which the Bank seeks to link performance during a performance measurement period with levels of remuneration

The Bank has a robust performance management system for evaluating the performance of its Whole Time Directors. The performance appraisal system is based on a Balanced Scorecard Framework and considers qualitative as well as quantitative factors of performance which includes the following parameters:

1. **Business Performance** - This includes business growth, profitability, asset quality and shareholder value
2. **Stakeholder Relationship** - This includes net promoter score and corporate social responsibility
3. **Audit and Compliance** - This includes internal audit reports and compliance with the regulations and inspection reports
4. **Digital Transformation** - This includes performance on initiatives required to run the bank and grow the bank
5. **Organizational Excellence** - This includes succession planning and employee engagement

While the above parameters form the core evaluation parameters for the Bank and the remuneration of its Whole Time Directors, each of the business units are measured on the following from a remuneration standpoint:

a) Increase in plan over the previous year;
b) Actual growth in revenue over previous year;
c) Growth in net revenue (%);
d) Achievement of net revenue against plan (%);
e) Actual profit before tax;

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f) Growth in profit before tax compared to the previous year;
g) Improvement in cost to income over the previous year;
h) Improvement in Gross NPA over the previous year; and
i) Achievement of key strategic objectives.

The process by which levels of remuneration in the Bank are aligned to the performance of the Bank, business unit and individual employees is articulated below:

Fixed Pay

The Bank reviews the fixed pay portion of the compensation structure basis merit-based increments and market corrections. These are based on a combination of performance rating, job band and the functional category of the individual employee. For a given job band, the merit increment is directly related to the performance rating. The Bank strives to ensure that most employees progress to the median of the market in terms of fixed pay over time. All other things remaining equal, the correction percentage is directly related to the performance rating of the individual.

Variable Pay

Basis the performance of the business unit, individual performance and role, the Bank has formulated the following variable pay plans:

- **Variable Pay Plans:**

  For Employees in Job Bands of Vice President and Above (includes employees in Senior Management, Material Risk Takers, Whole Time Directors) the variable pay intends to reward short term as well as long term sustained performance of the bank and shareholder value creation.

  Short term Performance: Short term performance is realised in the form of cash variable pay. The cash variable pay is based on performance rating and the job band of the individual and is further enhanced or moderated by the business performance multiplier and role. The cash variable pay is computed on the gross salary.

  Long term Performance: Employee Stock Options are granted to employees based on their performance rating and job band and the value of the same is realised vide long term performance of the bank and creation of shareholder value.

  For Employees in job bands below Vice President:

  At these levels the variable pay is primarily in the form of cash variable pay and is based on the annual performance. In FY 2022-23, the Bank introduced RSUs for select employees at E3-D2 bands based on their performance rating over the previous three years and grade.

  The Bank's annual bonus is computed as a percentage of the gross salary for every job band. The bonus multiple is based on performance of the business unit (based on the parameters above), performance rating, job band and the functional category of the individual employee. The business performance category determines the multiplier for the bonus. All other things remaining equal, for a given job band, the bonus is directly related to the performance rating. Employees who are part of the annual cash Variable Pay plan are not part of the Performance Linked Plans mentioned below.

- **Performance-linked Plans (PLPs)**

  The Bank has formulated PLPs for its sales, collections, customer service and relationship roles who are given sales, collections and service targets basis a balanced scorecard methodology. All PLP payouts are subject to the achievement of individual targets enumerated in the respective scorecards of the employees and moderated by qualitative parameters. A portion of the PLP payouts is deferred till the end of the financial year to provide for any unforeseen performance risks. All PLPs are based on a balanced scorecard framework and, depending on the plan, could be paid out monthly or quarterly.

E. Description of the ways in which the Bank seeks to adjust remuneration to take account of the longer term performance

For employees in Senior Management, Material Risk Takers and Whole Time Directors the bank seeks to adjust remuneration to take account of the longer term performance in the following way.

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(i) Limits on variable pay

A substantial portion of compensation i.e. at least 50% will be variable and paid on the basis of individual, business-unit and organization performance. This will be in line with the principle that, at higher levels of responsibility, the proportion of variable pay will be higher. The total variable pay shall be limited to a maximum of 300% of the fixed pay.

In case the variable pay is upto 200% of the fixed pay, a minimum of 50% of the variable pay; and in case the variable pay is above 200%, a minimum of 67% of the variable pay shall be via non-cash instruments. The non-cash component in 2022-23 comprised of Employee Stock Options.

In the event that the employee is barred by statute or regulation from grant of share linked instruments, his / her variable pay will be capped at 150% of fixed pay but shall not be less than 50% of the fixed pay.

(ii) Deferral of variable pay

For senior management including Whole Time Directors (WTDs) and Material Risk Takers (MRTs), deferral arrangements will exist for the variable pay. A minimum of 60% of total variable pay will be under deferral arrangements. If cash component is a part of the variable pay, at least 50% of the cash bonus shall be deferred. In cases where cash component of the bonus is under ₹ 25 lakh, deferral arrangements would not be necessary.

The deferral period would be a minimum of three years and will be applicable to both cash and non-cash components of variable pay. The deferral period for share linked instruments / ESOPs will be governed by the ESOP Scheme Rules which will be approved by the NRC and the Board. In 2022-23 the deferment of cash variable pay, where applicable, was 3 years in the case of cash variable pay and 4 years (vesting period) in the case of Employee Stock Options.

(iii) Vesting of Variable Pay

The deferred portion of the remuneration will vest at the end of deferral period and will be spread out over the course of the deferral period. The first vesting would not be before one year from the commencement of the deferral period. The vesting would be no faster than on a pro rata basis and the frequency of the vesting would be more than a year in order to ensure appropriate assessment of risk.

(iv) Malus / Clawback Arrangement:

The Bank believes in sustained business performance in tandem with prudent risk taking. The Bank, therefore, has devised appropriate deterrents in order to institutionalize the aforementioned commitment.

Malus Arrangement: The provision of a Malus arrangement would entail cancellation of payout for the deferred portion of reward (cash variable pay / long term incentive (LTI) i.e. any Share Linked Instrument). The RBI guidelines define malus thus "A **Malus** arrangement permits the bank to prevent vesting of all or part of the amount of a deferred remuneration. Malus arrangement does not reverse vesting after it has already occurred."

Clawback Arrangement: The provision of Clawback arrangement would entail return of payout of reward (cash variable pay / long term incentive (LTI) i.e. any Share Linked Instrument) made in the previous years attributable to a given reference year wherein the incident has occurred. The return would be in terms of net amount. The RBI guidelines define clawback thus "A **Clawback** is a contractual agreement between the employee and the bank in which the employee agrees to return previously paid or vested remuneration to the bank under certain circumstances."

The malus and clawback clause will be actioned when the employee demonstrates behaviour involving fraudulent behaviour, moral turpitude, lack of integrity, flagrant breach of company policies and statutory norms resulting in financial or non-financial losses. Manifestation of behaviour listed above is presumed to have a malafide intent. Illustrative list of conditions are enumerated below. The occurrence of any / some / all of the following conditions / events shall trigger a review by the NRC for the application of the Malus or the Clawback arrangement:

a) Substantial financial deterioration in profitability or risk parameters
b) Reckless, negligent or willful actions or exhibited inappropriate values and behavior
c) Fraud that requires a financial restatement
d) Reputational harm
e) Exposing the bank to substantial risk

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f) Such other conditions or events, of similar nature as above, as determined by NRC for triggering review by NRC for the purpose of application of the Malus or the Clawback arrangement

In determining the causes for deterioration in financial performance under (a), the NRC may take into consideration and have due regard to the fact whether the deterioration was for factors within control or whether it was on account of conditions like global market headwinds, industry performance, changes in legal / regulatory regime, force majeure events like occurrence of natural disasters, pandemic, other socio-economic conditions etc.

While undertaking the review for the concerned person for the application of the Malus or the Clawback arrangement based on any trigger events, when determining accountability of the concerned person, the NRC shall be guided by the principles of proportionality, culpability or proximity or nexus to the event or misconduct.

In accordance with the RBI guidelines, wherever the assessed divergence in bank's provisioning for Non-Performing Assets (NPAs) or asset classification exceeds the prescribed threshold for public disclosure, the bank shall not pay the unvested portion of the variable compensation for the assessment year under 'malus' arrangement. Further, in such situations, no proposal for increase in variable pay (for the assessment year) shall be entertained. In case the bank's post assessment Gross NPAs are less than 2.0%, these restrictions will apply only if criteria for public disclosure are triggered either on account of divergence in provisioning or both provisioning and asset classification.

The NRC may decide to apply malus on part, or all of the unvested deferred Variable pay. The time horizon for the application of malus / clawback clause shall be four years from the date of reward.

The NRC shall review the act of misconduct / incident to ascertain the degree of accountability attributable to a Whole Time Director / Material Risk Taker / Senior Management (C1 and above) prior to applying the Malus or Clawback arrangement.

The criteria for Malus / Clawback will be reviewed by the NRC annually.

Employees other than Whole Time Directors, Material Risk Takers and Senior Management
The Bank has formulated the following variable pay plans:

- **Annual Variable Pay plan:**
  The quantum of variable payout is a function of the performance of the Bank, performance of the individual employee, job band of the employee and the functional category. Basis these key determinants and due adjustment for risk alignment, a payout matrix for variable pay is developed. Market trends for specific businesses / functions along with inputs from compensation surveys may also be used in finalising the payout.

  Bonus pools are designed to meet specific business needs therefore resulting in differentiation in both the quantum and the method of payout across functions. Typically higher levels of responsibility receive a higher proportion of variable pay vis-à-vis fixed pay.

  Variable Pay intends to reward short term as well as long term sustained performance of the bank and shareholder value creation.

  Short term Performance: Short term performance is realised in the form of cash variable pay. The cash variable pay is based on performance rating, the job band of the individual and is further enhanced or moderated by the business performance multiplier and role. The cash variable pay is computed on the gross salary.

  Long term Performance: Employee Stock Options are granted to employees at D3 and above bands based on their performance rating and Job band and the value of the same is realised vide long term performance of the bank and creation of shareholder value. The vesting period for Employee Stock Option is 4 years.

  The Bank also introduced Restricted Stock Units (RSUs) to employees at E3-D2 bands in FY22-23. The RSUs would vest over 4 years.

- **Performance-linked Plans (PLPs)**
  The Bank has formulated PLPs for its sales, collections, customer service and relationship roles who are given sales, collections and service targets basis a balanced scorecard methodology. All PLP payouts are subject to the achievement of individual targets enumerated in the respective scorecards of the employees and moderated by

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qualitative parameters. A portion of the PLP payouts is deferred till the end of the financial year to provide for any unforeseen performance risks. All PLPs are based on a balanced scorecard framework and, depending on the plan, could be paid out monthly or quarterly.

F. Description of the different forms of variable remuneration (i.e. cash, shares, ESOPs and other forms) that the Bank utilises and the rationale for using these different forms

The Bank recognises the importance of variable pay in reinforcing a pay for performance culture. Variable pay stimulates employees to stretch their abilities to exceed expectations.

- **Annual Cash Variable Pay**
  These are paid to reward performance for a given financial year. This covers all employees (excluding employees under PLPs). This is based on performance of the business unit, performance rating, job band and functional category of the individual. For higher job bands the proportion of variable pay to total compensation tends to be higher. For Material Risk Takers, Senior Management and Whole Time Directors 50% of the cash variable pay is deferred over 3 years in the event the cash variable pay exceeds ₹ 25 lakhs.

- **Performance-linked Plans (PLPs)**
  The Bank has formulated PLPs for its sales, collections, customer service and relationship roles who are given sales, collections and service targets basis a balanced scorecard methodology. All PLP payouts are subject to the achievement of individual targets enumerated in the respective scorecards of the employees and moderated by qualitative parameters. A portion of the PLP payouts is deferred till the end of the financial year to provide for any unforeseen performance risks. All PLPs are based on a balanced scorecard framework and, depending on the plan, could be paid out monthly or quarterly.

- **Employee Stock Option Plan (ESOP)**
  This is to reward for contribution of employees in creating a long term, sustainable earnings and enhancing shareholder value. Only employees in a certain job band and with a specific performance rating are eligible for stock options. Performance is the key criteria for granting stock options.

- **Restricted Stock Units (RSUs)**
  The Bank introduced Restricted Stock Units (RSUs) for employees at E3-D2 bands in FY22-23. The RSUs would vest over 4 years.

Quantitative disclosures

The quantitative disclosures for the financial year ended March 31, 2023 cover the Bank's Whole Time Directors and Material Risk Takers. The material risk takers are identified in accordance with the revised guidelines on remuneration issued by the RBI on November 04, 2019. Hitherto, the quantitative disclosures would cover the Bank's Whole Time Directors and Key Risk Takers as per the erstwhile guidelines on remuneration dated January 13, 2012.

Sr. No.	Subject	March 31, 2023	March 31, 2022
(a)	Number of meetings held by the Nomination and Remuneration Committee (NRC) during the financial year and sitting fees paid to its members	Number of meetings: 12 Sitting fees paid: ₹ 0.59 crore	Number of meetings: 13 Sitting fees paid: ₹ 0.61 crore
(b) (i)	Number of employees having received a variable remuneration award during the financial year	75	75
(b) (ii)	Number and total amount of sign-on awards made during the financial year	17,811 ESOPs granted as sign-on awards	25,000 ESOPs granted as sign-on awards
(b) (iii)	Number and total amount of guaranteed bonuses awarded during the financial year	None	None
(b) (iv)	Details of severance pay, in addition to accrued benefits, if any	None	None
(c) (i)	Total amount of outstanding deferred remuneration, split into cash, shares and share-linked instruments and other forms	1. Deferred Cash variable pay - ₹ 34.13 crore 2. ^Employee Stock Options (ESOP) – 56,39,409 Options	1. Deferred Cash variable pay - ₹ 18.53 crore 2. ^Employee Stock Options (ESOP) - 31,66,000 Options

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Sr. No.	Subject	March 31, 2023	March 31, 2022
(c) (ii)	Total amount of deferred remuneration paid out in the financial year	₹ 5.88 crore	₹ 2.44 crore
(d)	Breakdown of amount of remuneration awards for the financial year to show fixed and variable, deferred and non-deferred	₹ 123.14 crore (Fixed*) ₹ 4.01 crore (cash variable pay pertaining to financial year ended March 31, 2022, in relation to employees where there was no deferment of cash variable pay). The same category of employees were granted 4,77,800 ESOPs. ₹ 40.86 crore (cash variable pay pertaining to financial year ended March 31, 2022, in relation to employees where there was a deferment of cash variable pay) of which ₹ 20.43 crore was non-deferred variable pay and ₹ 20.43 crore was deferred variable pay. The same category of employees were granted 26,52,191 ESOPs. Number of stock options granted during the financial year: 33,66,409. This number includes 17,811 ESOPs granted as sign-on awards and 2,18,607 ESOPs granted to MD and ED for performance in F.Y. 2020 – 2021 Mr. Sashidhar Jagdishan was awarded cash variable pay ₹ 2.10 crore for the performance year 2020 – 2021 paid out in the F.Y. 2023 basis RBI letter dated – March 23, 2022. The above amount is not included in the variable pay awarded this year as it pertains to the previous year.	₹ 118.35 crore (Fixed*) ₹ 3.84 crore (variable pay pertaining to financial year ended March 31, 2021, in relation to employees where there was no deferment of cash variable pay). The same category of employees were granted 4,07,900 ESOPs. ₹ 35.50 crore (variable pay pertaining to financial year ended March 31, 2021, in relation to employees where there was a deferment of cash variable pay) of which ₹ 17.75 crore was non-deferred variable pay and ₹ 17.75 crore was deferred variable pay. The same category of employees were granted 27,58,100 ESOPs. Number of stock options granted during the financial year: 31,66,000 Mr. Kaizad Bharucha was awarded cash variable pay ₹ 2.08 crore for the performance year 2019 – 2020 paid out in the F.Y. 2022 basis RBI letter dated – April 29, 2021. The above amount is not included in the variable pay awarded this year as it pertains to the previous year.
(e) (i)	Total amount of outstanding deferred remuneration and retained remuneration exposed to ex-post explicit and / or implicit adjustments	1. Deferred Cash variable pay – ₹ 34.13 crore 2. ^Employee Stock Options (ESOP) – 56,39,409 Options	1. Cash bonus - ₹ 18.53 crore 2. ^Employee Stock Options (ESOP) – 31,66,000 Options
(e) (ii)	Total amount of reductions during the financial year due to ex-post explicit adjustments	Nil	Nil
(e) (iii)	Total amount of reductions during the financial year due to ex-post implicit adjustments	Nil	Nil
(f)	Number of MRTs (Material Risk Takers) identified.	76	79
(g) (i)	Number of cases where Malus has been exercised.	None	None
(g) (ii)	Number of cases where Clawback has been exercised.	None	None
(g) (iii)	Number of cases where both Malus and Clawback have been exercised.	None	None

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Sr. No.	Subject	March 31, 2023	March 31, 2022
General Quantitative Disclosure	The mean pay for the bank as a whole (excluding sub-staff) and the deviation of the pay of each of its WTDs from the mean pay.	The mean pay for the Bank as a whole is ₹ 0.08 crore as of March 31, 2023. The ratio of the fixed pay of the managing director to the mean pay of the Bank as a whole is 94:1 as of March 31, 2023. The ratio of the fixed pay of the other whole time director to the mean pay of the Bank as a whole is 87:1 as of March 31, 2023.	The mean pay for the Bank as a whole is ₹ 0.07 crore as of March 31, 2022. The ratio of the fixed pay of the managing director to the mean pay of the Bank as a whole is 94:1 as of March 31, 2022. The ratio of the fixed pay of the other whole time director to the mean pay of the Bank as a whole is 87:1 as of March 31, 2022.

* Excludes gratuity benefits, since the same is computed at Bank level.

^ In accordance with the RBI guidelines, Employee Stock Options are to be included as part of variable pay. The number of options reported as part of deferred remuneration comprise of Employee Stock Options granted during the financial year 2022-23 (as part of non cash variable pay) and are yet to be vested. The first pay out in line with the extant RBI guidelines came into force effective April 01, 2021.

25. Segment reporting

Business segments

Business segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by RBI. The Bank operates in the following segments:

a) Treasury

The treasury segment primarily consists of net interest earnings from the Bank's investment portfolio, money market borrowing and lending, gains or losses on investment operations and on account of trading in foreign exchange and derivative contracts.

b) Retail banking

Digital banking

The digital banking segment represents business by Digital Banking Units (DBUs). The said DBUs serves retail customers through the Bank's digital network and other online channels. This segment raises deposits from customers and provides loans and other services to customers.

Revenues of the DBUs are derived from interest earned on retail loans, fees from services rendered, etc. Expenses of this segment primarily comprise of interest expense on deposits, infrastructure and premises expenses for operating the DBUs, other direct overheads and allocated expenses of specialist product groups.

Other retail banking

The retail banking segment serves retail customers through the Bank's branch network and other channels. This segment raises deposits from customers and provides loans and other services to customers with the help of specialist product groups. Exposures are classified under retail banking taking into account the status of the borrower (orientation criterion), the nature of product, granularity of the exposure and the quantum thereof.

Revenues of the retail banking segment are derived from interest earned on retail loans, interest earned from other segments for surplus funds placed with those segments, subvention received from dealers and manufacturers, fees from services rendered, foreign exchange earnings on retail products etc. Expenses of this segment primarily comprise interest expense on deposits, commission paid to retail assets sales agents, infrastructure and premises expenses for operating the branch network and other delivery channels, personnel costs, other direct overheads and allocated expenses of specialist product groups, processing units and support groups.

c) Wholesale banking

The wholesale banking segment provides loans, non-fund facilities and transaction services to large corporates, emerging corporates, public sector units, government bodies, financial institutions and medium scale enterprises. Revenues of the wholesale banking segment consist of interest earned on loans made to customers, interest / fees earned on the cash float arising from transaction services, earnings from trade services and other non-fund facilities and also earnings from foreign exchange and derivative transactions on behalf of customers. The principal expenses of the segment consist of

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interest expense on funds borrowed from external sources and other internal segments, premises expenses, personnel costs, other direct overheads and allocated expenses of delivery channels, specialist product groups, processing units and support groups.

d) **Other banking business**
This segment includes income from parabanking activities such as credit cards, debit cards, third party product distribution, primary dealership business and the associated costs.

e) **Unallocated**
All items which are reckoned at an enterprise level are classified under this segment. This includes capital and reserves, debt classified as Tier 1 or Tier 2 capital and other unallocable assets and liabilities such as deferred tax, etc.

Segment revenue includes earnings from external customers plus earnings from funds transferred to other segments. Segment result includes revenue less interest expense less operating expense and provisions, if any, for that segment. Segment-wise income and expenses include certain allocations. Interest income is charged by a segment that provides funding to another segment, based on yields benchmarked to an internally approved yield curve or at a certain agreed transfer price rate. Transaction charges are levied by the retail banking segment to the wholesale banking segment for the use by its customers of the retail banking segment's branch network or other delivery channels. Segment capital employed represents the net assets in that segment.

Geographic segments

The geographic segments of the Bank are categorised as domestic operations and foreign operations. Domestic operations comprise branches in India and foreign operations comprise branches outside India.

Segment reporting for the year ended March 31, 2023 is given below:

Business segments:

(₹ crore)

Sr. No.	Particulars	Treasury	Retail banking		Wholesale banking	Other banking operations	Total
			Digital banking #	Other Retail Banking			
1	Segment revenue	34,322.91	0.64	142,272.51	91,817.32	25,979.31	294,392.69
2	Unallocated revenue						2,548.75
3	Less: Inter-segment revenue						104,141.08
4	Income from operations (1) + (2) - (3)						192,800.36
5	Segment results	2,096.49	(0.85)	14,164.39	33,641.99	9,684.53	59,586.55
6	Unallocated expenses						1,101.25
7	Income tax expense (including deferred tax)						14,376.6
8	Net profit (5) - (6) - (7)						44,108.7
9	Segment assets	641,108.56	40.22	756,028.55	973,689.82	80,748.70	2,451,615.85
10	Unallocated assets						14,465.62
11	Total assets (9) + (10)						2,466,081.47
12	Segment liabilities	73,308.77	41.66	1,590,690.86	464,552.76	7,018.64	2,135,612.69
13	Unallocated liabilities						50,269.77
14	Total liabilities (12) + (13)						2,185,882.46
15	Capital employed (9) - (12) (Segment assets - Segment liabilities)						316,003.35
16	Unallocated (10) - (13)						(35,804.34)
17	Total (15) + (16)						280,199.01
18	Capital expenditure	28.52	-	3,071.71	832.78	275.51	4,208.52

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(₹ crore)

Sr. No.	Particulars	Treasury	Retail banking		Wholesale banking	Other banking operations	Total
			Digital banking #	Other Retail Banking			
19	Depreciation	40.09	-	1,855.64	198.20	148.55	2,242.48
20	Provisions for non - performing assets / others*	(5.00)	-	6,738.00	685.66	4,501.00	11,919.66
21	Unallocated other provisions*					-	-

* Represents material non-cash charge other than depreciation and taxation.

Vide its circular dated April 07, 2022 on establishment of Digital Banking Units (DBUs), the RBI has prescribed reporting of Digital Banking Segment as a sub-segment of Retail Banking Segment. During the year ended March 31, 2023, the Bank has commenced operations at four DBUs and the segment information disclosed above is related to the said DBUs.

Geographic segments:

(₹ crore)

Particulars	Domestic	International	Total
Revenue	190,495.35	2,305.01	192,800.36
Assets	2,402,944.66	63,136.81	2,466,081.47
Capital expenditure	4,204.72	3.80	4,208.52

Segment reporting for the year ended March 31, 2022 is given below:

Business segments:

(₹ crore)

Sr. No.	Particulars	Treasury	Retail banking	Wholesale banking	Other banking operations	Total
1	Segment revenue	34,385.12	115,189.91	66,482.93	21,496.22	237,554.18
2	Unallocated revenue					(12.18)
3	Less: Inter-segment revenue					80,278.99
4	Income from operations (1) + (2) - (3)					157,263.01
5	Segment results	8,939.51	9,223.24	25,053.01	7,386.51	50,602.27
6	Unallocated expenses					1,586.79
7	Income tax expense (including deferred tax)					12,054.12
8	Net profit (5) - (6) - (7)					36,961.36
9	Segment assets	551,767.34	619,468.20	808,136.61	76,591.09	2,055,963.24
10	Unallocated assets					12,571.81
11	Total assets (9) + (10)					2,068,535.05
12	Segment liabilities	77,273.63	1,292,339.74	413,825.31	5,994.76	1,789,433.44
13	Unallocated liabilities					39,008.67
14	Total liabilities (12) + (13)					1,828,442.11
15	Capital employed (9) - (12) (Segment assets - Segment liabilities)					266,529.80
16	Unallocated (10) - (13)					(26,436.86)
17	Total (15) + (16)					240,092.94
18	Capital expenditure	24.69	2,393.81	229.00	148.63	2,796.13
19	Depreciation	40.48	1,295.47	149.27	114.58	1,599.80
20	Provisions for non - performing assets / others*	(14.52)	9,932.56	1,954.52	3,180.87	15,053.43
21	Unallocated other provisions*					8.40

*Represents material non-cash charge other than depreciation and taxation.

HDFC Bank Limited Integrated Annual Report 2022-23 293

Schedules to the Financial Statements
For the year ended March 31, 2023

Geographic segments:

(₹ crore)

Particulars	Domestic	International	Total
Revenue	156,402.92	860.09	157,263.01
Assets	2,010,500.52	58,034.53	2,068,535.05
Capital expenditure	2,795.71	0.42	2,796.13

26. Liquidity coverage ratio

Quantitative information on Liquidity Coverage Ratio (LCR) for year ended March 31, 2023 is given below:

(₹ crore)

	Particulars	Quarter ended March 31, 2023		Quarter ended December 31, 2022		Quarter ended September 30, 2022		Quarter ended June 30, 2022	
		Total Unweighted Value (average)*	Total Weighted Value (average)*	Total Unweighted Value (average)*	Total Weighted Value (average)*	Total Unweighted Value (average)*	Total Weighted Value (average)*	Total Unweighted Value (average)*	Total Weighted Value (average)*
	High Quality Liquid Assets								
1	Total High Quality Liquid Assets (HQLA)		**442,566.92**		**406,743.38**		**426,131.42**		**387,259.88**
	Cash Outflows								
2	Retail deposits and deposits from small business customers, of which:	**1,099,558.51**	**92,330.46**	**1,066,165.61**	**89,380.80**	**1,033,702.45**	**86,659.65**	**994,210.93**	**83,471.50**
(i)	Stable deposits	352,507.84	17,625.39	344,715.29	17,235.76	334,211.85	16,710.59	318,991.69	15,949.58
(ii)	Less stable deposits	747,050.67	74,705.07	721,450.32	72,145.04	699,490.60	69,949.06	675,219.24	67,521.92
3	Unsecured wholesale funding, of which:	**441,407.62**	**253,406.01**	**432,518.53**	**238,700.24**	**430,220.32**	**238,000.09**	**425,882.92**	**237,259.68**
(i)	Operational deposits (all counterparties)	28,292.85	6,950.05	46,463.43	11,409.02	46,649.89	11,452.57	49,870.56	12,261.81
(ii)	Non-operational deposits (all counterparties)	401,797.58	235,138.77	369,266.01	210,502.13	368,850.74	211,827.83	360,961.08	209,946.59
(iii)	Unsecured debt	11,317.19	11,317.19	16,789.09	16,789.09	14,719.69	14,719.69	15,051.28	15,051.28
4	Secured wholesale funding		**4,120.06**		**2,870.30**		**2,859.14**		**5,506.73**
5	Additional requirements, of which:	**193,052.40**	**110,792.54**	**189,489.23**	**108,608.82**	**191,913.27**	**111,663.05**	**194,884.13**	**115,987.81**
(i)	Outflows related to derivative exposures and other collateral requirement	95,929.63	95,929.63	94,160.22	94,160.22	98,224.81	98,224.81	102,867.83	102,867.83
(ii)	Outflows related to loss of funding on debt products	-	-	-	-	-	-	-	-
(iii)	Credit and liquidity facilities	97,122.77	14,862.91	95,329.01	14,448.60	93,688.46	13,438.24	92,016.30	13,119.98

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(₹ crore)

Particulars		Quarter ended March 31, 2023		Quarter ended December 31, 2022		Quarter ended September 30, 2022		Quarter ended June 30, 2022	
		Total Unweighted Value (average)*	Total Weighted Value (average)*	Total Unweighted Value (average)*	Total Weighted Value (average)*	Total Unweighted Value (average)*	Total Weighted Value (average)*	Total Unweighted Value (average)*	Total Weighted Value (average)*
6	Other contractual funding obligation	35,678.62	35,678.62	32,853.43	32,853.43	32,240.25	32,240.25	29,433.35	29,433.35
7	Other contingent funding obligations	812,026.23	37,855.22	713,534.95	33,002.13	678,505.46	31,370.83	653,909.58	30,282.97
8	**Total Cash Outflows**		**534,182.91**		**505,415.72**		**502,793.01**		**501,942.04**
	Cash Inflows								
9	Secured lending (e.g. reverse repo)	-	-	-	-	-	-	-	-
10	Inflows from fully performing exposures	75,647.19	40,621.46	62,244.30	33,296.00	59,675.88	31,501.60	56,893.52	29,847.36
11	Other cash inflows	115,459.41	108,221.73	118,990.90	112,062.72	117,649.14	110,814.05	117,297.42	111,629.68
12	**Total Cash Inflows**	**191,106.60**	**148,843.19**	**181,235.20**	**145,358.72**	**177,325.02**	**142,315.65**	**174,190.94**	**141,477.04**
			Total Adjusted Value		**Total Adjusted Value**		**Total Adjusted Value**		**Total Adjusted Value**
13	**TOTAL HQLA**		**442,566.92**		**406,743.38**		**426,131.42**		**387,259.88**
14	**Total Net Cash Outflows**		**385,339.72**		**360,057.00**		**360,477.36**		**360,465.00**
15	**Liquidity Coverage Ratio(%)**		**114.85%**		**112.97%**		**118.21%**		**107.43%**

* The average weighted and unweighted amounts are calculated taking simple average based on daily observation for the respective quarters.

Quantitative information on Liquidity Coverage Ratio (LCR) for year ended March 31, 2022 is given below:

(₹ crore)

Particulars		Quarter ended March 31, 2022		Quarter ended December 31, 2021		Quarter ended September 30, 2021		Quarter ended June 30, 2021	
		Total Unweighted Value (average)*	Total Weighted Value (average)*	Total Unweighted Value (average)*	Total Weighted Value (average)*	Total Unweighted Value (average)*	Total Weighted Value (average)*	Total Unweighted Value (average)*	Total Weighted Value (average)*
	High Quality Liquid Assets								
1	Total High Quality Liquid Assets (HQLA)		**385,997.51**		**417,489.13**		**400,953.88**		**373,545.17**
	Cash Outflows								
2	Retail deposits and deposits from small business customers, of which:	**954,490.24**	**80,092.58**	**927,566.77**	**77,673.10**	**896,814.72**	**75,284.44**	**852,277.84**	**71,135.40**
(i)	Stable deposits	307,128.86	15,356.44	301,671.49	15,083.57	287,940.72	14,397.04	281,847.60	14,092.38
(ii)	Less stable deposits	647,361.38	64,736.14	625,895.28	62,589.53	608,874.00	60,887.40	570,430.24	57,043.02

HDFC Bank Limited Integrated Annual Report 2022-23 295

Schedules to the Financial Statements
For the year ended March 31, 2023

(₹ crore)

Particulars	Quarter ended March 31, 2022		Quarter ended December 31, 2021		Quarter ended September 30, 2021		Quarter ended June 30, 2021	
	Total Unweighted Value (average)*	Total Weighted Value (average)*	Total Unweighted Value (average)*	Total Weighted Value (average)*	Total Unweighted Value (average)*	Total Weighted Value (average)*	Total Unweighted Value (average)*	Total Weighted Value (average)*
3 Unsecured wholesale funding, of which:	**427,179.99**	**236,495.87**	**425,733.31**	**238,454.69**	**404,540.27**	**227,410.53**	**396,313.06**	**217,872.62**
(i) Operational deposits (all counterparties)	50,091.34	12,318.56	49,151.99	12,082.10	41,056.81	10,080.72	47,120.53	11,571.41
(ii) Non-operational deposits (all counterparties)	361,773.31	208,861.97	364,778.87	214,570.14	356,351.20	210,197.55	342,691.41	199,800.09
(iii) Unsecured debt	15,315.34	15,315.34	11,802.45	11,802.45	7,132.26	7,132.26	6,501.12	6,501.12
4 Secured wholesale funding		**1,809.17**		**553.04**		**1,691.00**		**1,702.72**
5 Additional requirements, of which:	**167,534.97**	**96,527.73**	**155,825.60**	**87,313.27**	**147,989.01**	**80,983.14**	**140,451.24**	**74,898.54**
(i) Outflows related to derivative exposures and other collateral requirement	84,702.91	84,702.91	75,933.90	75,933.90	69,165.62	69,165.62	63,937.12	63,937.12
(ii) Outflows related to loss of funding on debt products	-	-	-	-	-	-	-	-
(iii) Credit and liquidity facilities	82,832.06	11,824.82	79,891.70	11,379.37	78,823.39	11,817.52	76,514.12	10,961.42
6 Other contractual funding obligation	27,141.50	27,141.50	24,854.04	24,854.04	23,514.45	23,514.45	22,135.84	22,135.84
7 Other contingent funding obligations	634,305.56	29,445.82	603,961.91	28,113.35	595,276.29	27,817.78	437,391.84	19,917.22
8 Total Cash Outflows		**471,512.67**		**456,961.49**		**436,701.34**		**407,662.34**
Cash Inflows								
9 Secured lending (e.g. reverse repo)	-	-	-	-	-	-	-	-
10 Inflows from fully performing exposures	63,853.06	33,587.93	60,426.04	32,280.13	59,397.24	31,440.06	59,738.94	31,638.73
11 Other cash inflows	99,723.29	92,944.16	90,398.02	84,455.97	85,086.16	78,694.00	83,566.17	78,654.93
12 Total Cash Inflows	**163,576.35**	**126,532.09**	**150,824.06**	**116,736.10**	**144,483.40**	**110,134.06**	**143,305.11**	**110,293.66**
		Total Adjusted Value		**Total Adjusted Value**		**Total Adjusted Value**		**Total Adjusted Value**
13 TOTAL HQLA		**385,997.51**		**417,489.13**		**400,953.88**		**373,545.17**
14 Total Net Cash Outflows		**344,980.58**		**340,225.39**		**326,567.28**		**297,368.68**
15 Liquidity Coverage Ratio(%)		**111.89%**		**122.71%**		**122.78%**		**125.62%**

* The average weighted and unweighted amounts are calculated taking simple average based on daily observation for the respective quarters.

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Qualitative disclosure on LCR

The Liquidity Coverage Ratio (LCR) is one of the Basel Committee's key reforms to develop a more resilient banking sector. The objective of the LCR is to promote the short-term resilience of the liquidity risk profile of banks. It does this by ensuring that banks have an adequate stock of unencumbered High-Quality Liquid Assets (HQLA) that can be converted easily and immediately into cash to meet their liquidity needs for a 30 calendar day liquidity stress scenario. The LCR is expected to improve the banking sector's ability to absorb shocks arising from financial and economic stress, whatever the source, thus reducing the risk of spillover from the financial sector to the real economy.

The Liquidity Risk Management of the Bank is governed by the Asset Liability Management (ALM) Policy approved by the Board. The Asset Liability Committee (ALCO) is a decision making unit responsible for implementing the liquidity and interest rate risk management strategy of the Bank in line with its risk management objectives and ensures adherence to the risk tolerance / limits set by the Board. The Bank has also set up a senior level management committee, viz., the Group Risk Management Committee (GRMC) under the ICAAP framework of the Bank, to establish a formal and dedicated structure to periodically assess the nature / quantum of material risks of the subsidiaries and adequacy of its risk management processes, including providing oversight for managing liquidity risk. Liquidity for the Bank's domestic banking operations is directly managed at the Head Office. The overseas branches and offshore unit of the Bank independently manage their liquidity requirements with support from the Head Office. Similarly, the Bank's subsidiaries independently manage their liquidity requirements under guidance of the GRMC, which, along with senior management of the subsidiaries, reviews the risk assessment of material risks at the subsidiaries. Further, the Bank maintains suitable systems and processes to monitor liquidity requirements in other currencies as appropriate.

In order to determine cash outflows, the Bank segregates its deposits into various customer segments, viz., Retail (which include deposits from individuals), Small Business Customers (those with deposits upto ₹7.5 crore), and Wholesale (which would cover all residual deposits). Within Wholesale, deposits that are attributable to clearing, custody, and cash management services are classified as Operational Deposits. Other contractual funding, including a portion of other liabilities which are expected to run down in a 30 day time frame are included in the cash outflows. These classifications, based on extant regulatory guidelines, are part of the Bank's LCR framework, and are also submitted to the RBI.

The LCR is calculated by dividing a Bank's stock of HQLA by its total net cash outflows over a 30 day stress period. The guidelines for LCR were effective January 01, 2015, with the minimum requirement at 60% which have risen in equal annual steps to reach 100% on January 01, 2019. This graduated approach was designed to ensure that the LCR could be introduced without material disruption to the orderly strengthening of banking systems or the ongoing financing of economic activity. The present requirement, as on March 31, 2023 is 100%.

In the Indian context, the run-off factors for the stressed scenarios are prescribed by the RBI, for various categories of liabilities (viz., deposits, unsecured and secured wholesale borrowings), undrawn commitments, derivative-related exposures, and offset with inflows emanating from assets maturing within the same time period. Given below is a table of run-off factors and the average LCR maintained by the Bank quarter-wise over the past two years:

Particulars	Run-off factors
Retail Deposits	5% - 10%
Small Business Customers	5% - 10%
Operational Deposits	5% - 25%
Non-financial corporates, sovereigns, central banks, multilateral development banks, and PSEs	40%
Other legal entities	100%

Quarter ended	LCR Maintained (Average)	LCR Required
March 31, 2023	114.85%	100.00%
December 31, 2022	112.97%	100.00%
September 30, 2022	118.21%	100.00%
June 30, 2022	107.43%	100.00%
March 31, 2022	111.89%	100.00%
December 31, 2021	122.71%	100.00%
September 30, 2021	122.78%	100.00%
June 30, 2021	125.62%	100.00%

HDFC Bank Limited Integrated Annual Report 2022-23 297

Schedules to the Financial Statements
For the year ended March 31, 2023

The average LCR for the quarter ended March 31, 2023 was at 114.85% as against 111.89% for the quarter ended March 31, 2022, and above the present prescribed minimum requirement of 100%. The average HQLA for the quarter ended March 31, 2023 was ₹ 442,566.92 crore, as against ₹ 385,997.51 crore for the quarter ended March 31, 2022. During the same period the composition of government securities and treasury bills in the HQLA was at 89.95% as compared to 89.04% in the previous year.

For the quarter ended March 31, 2023, derivative exposures (net of cash inflows) / collateral requirements and undrawn commitments constituted just about 0.67% and 2.78% respectively of average cash outflow as against 0.58% and 2.51% respectively for quarter ended March 31, 2022. The Bank has consistently maintained a robust funding profile with a significant portion of funding through deposits. As of March 31, 2023 the top 20 depositors comprised of 4.55% of total deposits indicating a healthy and stable deposit profile.

27. Related Party Disclosures

As per AS-18, Related Party Disclosures read with RBI Master Direction on Financial Statements - Presentation and Disclosures, the Bank 's related parties are disclosed below:

Promoter
Housing Development Finance Corporation Limited

Subsidiaries
HDFC Securities Limited
HDB Financial Services Limited

Welfare trust of the Bank
HDB Employees Welfare Trust

Key management personnel
Sashidhar Jagdishan, Managing Director and Chief Executive Officer
Kaizad Bharucha, Executive Director

Relatives of key management personnel and their interested entities
Nagsri Sashidhar, Jagdishan Chandrasekharan, Dhruv Sashidhar, Mythra Mahesh, Mahesh Babu Ramamurthy, Havovi Bharucha, Huzaan Bharucha, Danesh Bharucha, Daraius Bharucha, Dilnaaz D Bharucha, Nagsri - Creating Special Memories.

The significant transactions between the Bank and related parties for year ended March 31, 2023 are given below. A specific related party transaction is a significant transaction wherever it exceeds 10% of all related party transactions in that category:

- Interest paid: Housing Development Finance Corporation Limited ₹ 9.53 crore (previous year: ₹ 20.43 crore); HDFC Securities Limited ₹ 4.77 crore (previous year: ₹ 0.14 crore); HDB Financial Services Limited ₹ 2.71 crore (previous year: ₹ 5.47 crore).
- Interest received: HDB Financial Services Limited ₹ 677.81 crore (previous year: ₹ 498.75 crore).
- Rendering of services: Housing Development Finance Corporation Limited ₹ 588.82 crore (previous year: ₹ 463.93 crore).
- Receiving of services: Housing Development Finance Corporation Limited ₹ 864.67 crore (previous year: ₹ 720.16 crore); HDB Financial Services Limited ₹ 3,062.02 crore (previous year: ₹ 2,749.25 crore).
- Dividend paid: Housing Development Finance Corporation Limited ₹1,340.15 crore (previous year: ₹ 562.00 crore).
- Dividend received: HDFC Securities Limited ₹ 668.36 crore (previous year: ₹ 830.90 crore); HDB Financial Services Limited ₹ 142.61 crore (previous year: Nil).

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The Bank's related party balances and transactions for the year ended March 31, 2023 are summarised as follows:

(₹ crore)

Items / Related party	Promoter	Subsidiaries	Key management personnel (KMP)	Relatives of KMP & their interested entities	Total
Deposits taken	2,739.28	731.33	22.20	3.82	3,496.63
	(4,505.30)	(2,539.20)	(22.20)	(3.86)	(7,070.56)
Deposits placed	0.32	10.93	-	-	11.25
	(0.32)	(10.93)	-	-	(11.25)
Advances given	-	7,086.61	0.56	#	7,087.17
	-	(7,086.61)	(0.61)	#	(7,087.22)
Fixed assets purchased from	-	-	-	-	-
Fixed assets sold to	-	-	-	-	-
Interest paid to	9.53	7.48	0.51	0.10	17.62
Interest received from	-	677.81	0.01	-	677.82
Income from services rendered to	588.82	78.59	#	#	667.41
Expenses for receiving services from	864.67	3,090.95	-	-	3,955.62
Equity investments	-	3,826.49	-	-	3,826.49
	-	(3,826.49)	-	-	(3,826.49)
Other investments	-	4,162.44	-	-	4,162.44
	-	(5,105.62)	-	-	(5,105.62)
Dividend paid to	1,340.15	-	6.64	#	1,346.79
Dividend received from	-	810.98	-	-	810.98
Receivable from	74.48	16.94	-	-	91.42
	(97.35)	(19.11)	-	-	(116.46)
Payable to	77.35	16.77	-	-	94.12
	(77.35)	(152.99)	-	-	(230.34)
Guarantees given	0.35	-	-	-	0.35
	(0.35)	-	-	-	(0.35)
Remuneration paid	-	-	20.58	-	20.58
Loans purchased from	36,910.13	-	-	-	36,910.13

\# Denotes amount less than ₹ 1 lakh.

- Figures in bracket indicate maximum balance outstanding during the year based on comparison of the total outstanding balances at each quarter end.
- Remuneration paid is ₹ 10.55 crore to Mr. Sashidhar Jagdishan and ₹ 10.03 crore to Mr. Kaizad Bharucha (excluding value of employee stock options exercised during the year).
- Bonus and retiral benefits for key managerial personnel are accrued as a part of an overall pool and are not allocated against the key managerial personnel. These will be paid based on approval from RBI. As of March 31, 2023, approved unpaid deferred bonus in respect of earlier years was ₹ 7.25 crore.

The Bank being an authorised dealer, deals in foreign exchange and derivative transactions with parties which include its promoter. The foreign exchange and derivative transactions are undertaken in line with the RBI guidelines. The notional principal amount of foreign exchange and derivative contracts transacted with the promoter that were outstanding as on March 31, 2023 is ₹ 9,445.12 crore (previous year: ₹ 11,178.71 crore). The contingent credit exposure pertaining to these contracts computed in line with the extant RBI guidelines on exposure norms was ₹ 317.02 crore (previous year: ₹ 236.68 crore).

During the year ended March 31, 2023, the Bank purchased Nil (previous year: ₹ 1,316.88 crore) debt securities from HDB Financial Services Limited issued by it.

HDFC Bank Limited Integrated Annual Report 2022-23 299

Schedules to the Financial Statements
For the year ended March 31, 2023

During the year ended March 31, 2023, the Bank sold SLR securities of ₹ 578.89 crore (previous year: Nil) to HDFC Securities Limited.

The deposit outstanding from HDB Employees Welfare Trust as at March 31, 2023 was ₹ 1.59 crore (previous year: ₹ 20.35 crore). The Bank also paid interest on deposit from HDB Employees Welfare Trust aggregating to ₹ 0.80 crore (previous year: ₹ 2.41 crore).

The Bank's related party balances and transactions for the year ended March 31, 2022 are summarised as follows:

(₹ crore)

Items / Related party	Promoter	Subsidiaries	Key management personnel (KMP)	Relatives of KMP & their interested entities	Total
Deposits taken	2,741.49	1,195.53	4.54	1.43	3,942.99
	(5,132.37)	(1,668.62)	(23.02)	(1.43)	(6,825.44)
Deposits placed	0.32	10.62	-	-	10.94
	(0.32)	(10.62)	-	-	(10.94)
Advances given	-	6,067.14	0.55	#	6,067.69
	-	(6,067.14)	(0.73)	(0.01)	(6,067.88)
Fixed assets purchased from	-	-	-	-	-
Fixed assets sold to	-	-	-	-	-
Interest paid to	20.43	5.61	0.98	0.04	27.06
Interest received from	-	498.75	0.02	-	498.77
Income from services rendered to	463.93	72.23	#	#	536.16
Expenses for receiving services from	720.16	2,774.86	-	-	3,495.02
Equity investments	-	3,826.49	-	-	3,826.49
	-	(3,826.49)	-	-	(3,826.49)
Other investments	-	5,105.62	-	-	5,105.62
	-	(5,105.62)	-	-	(5,105.62)
Dividend paid to	562.00	-	2.50	#	564.50
Dividend received from	-	830.90	-	-	830.90
Receivable from	65.33	1.19	-	-	66.52
	(135.56)	(7.78)	-	-	(143.34)
Payable to	64.14	96.01	-	-	160.15
	(64.14)	(101.83)	-	-	(165.97)
Guarantees given	0.39	-	-	-	0.39
	(0.40)	-	-	-	(0.40)
Remuneration paid	-	-	17.16	-	17.16
Loans purchased from	28,205.24	-	-	-	28,205.24

\# Denotes amount less than ₹ 1 lakh.

- Figures in bracket indicate maximum balance outstanding during the year based on comparison of the total outstanding balances at each quarter end.
- Remuneration paid is ₹ 6.52 crore to Mr. Sashidhar Jagdishan and ₹ 10.64 crore to Mr. Kaizad Bharucha (excluding value of employee stock options exercised during the year).
- Bonus and retiral benefits for key managerial personnel are accrued as a part of an overall pool and are not allocated against the key managerial personnel. These will be paid based on approval from RBI. As of March 31, 2022, approved unpaid deferred bonus in respect of earlier years was ₹ 2.09 crore.

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28. Leases

Operating leases primarily comprise office premises, staff residences and Automated Teller Machines ('ATM's), which are renewable at the option of the Bank. The details of maturity profile of future operating lease payments are given below:

(₹ crore)

Particulars	March 31, 2023	March 31, 2022
Not later than one year	1,437.80	1,261.61
Later than one year and not later than five years	5,370.51	4,384.36
Later than five years	6,829.01	5,410.34
Total	**13,637.32**	**11,056.31**
The total of minimum lease payments recognised in the Profit and Loss Account for the year	1,706.38	1,347.58
Total of future minimum sub-lease payments expected to be received under non-cancellable sub-leases	45.90	55.67
Sub-lease amounts recognised in the Profit and Loss Account for the year	11.53	10.85
Contingent (usage based) lease payments recognised in the Profit and Loss Account for the year	373.70	321.96

The Bank has sub-leased certain of its properties taken on lease.

The terms of renewal and escalation clauses are those normally prevalent in similar agreements. There are no undue restrictions or onerous clauses in the agreements.

29. Transfers to Depositor Education and Awareness Fund (DEAF)

The details of amount transferred during the respective year to DEAF are as under:

(₹ crore)

Particulars	March 31, 2023	March 31, 2022
Opening balance of amounts transferred to DEAF	931.00	783.99
Add: Amounts transferred to DEAF during the year	170.02	154.94
Less: Amounts reimbursed by DEAF towards claims	(10.97)	(7.93)
Closing balance of amounts transferred to DEAF	1,090.05	931.00

30. Penalties levied by the RBI

During the year ended March 31, 2023, there were Nil instances of penalty levied by the RBI on the Bank.

During the year ended March 31, 2022, RBI by an order dated May 27, 2021, levied a penalty of ₹ 10 crore for marketing and sale of third-party non-financial products to the Bank's auto loan customers, arising from a whistle blower complaint, which revealed, inter alia, contravention of Section 6(2) and Section 8 of the Banking Regulation Act, 1949. The Bank has discontinued the sale of said third-party non-financial product since October 2019.

HDFC Bank Limited Integrated Annual Report 2022-23 301

Schedules to the Financial Statements
For the year ended March 31, 2023

31. Disclosure for complaints and grievance redress

Summary information on complaints received by the Bank from the customers and from the Office of Ombudsman:

Sr. No.	Particulars	March 31, 2023	March 31, 2022
	Complaints received by the bank from its customers		
1	Number of complaints pending at beginning of the year	6,878	6,263
2	Number of complaints received during the year	4,29,354	3,68,291
3	Number of complaints disposed during the year	4,22,871	3,67,676
3.1	Of which, number of complaints rejected by the bank	1,08,819*	78,383
4	Number of complaints pending at the end of the year	13,361	6,878

Note: Details of maintainable complaints received by the Bank from Office of Ombudsman and number of Awards unimplemented within the stipulated time are not included above, as these have not been received from Consumer Education and Protection Department, RBI till date.

*Out of total 1,08,819 cases referred to IO, 1,00,562 cases were complaints.

Overall complaints summary for the financial years:

	Description	March 31, 2023	March 31, 2022
A	Total number of complaints	5,60,376	4,35,152
B	Complaints redressed by the bank within one working day / duplicate complaints	1,31,022	66,861
C	Net Reportable Complaints (A - B)	4,29,354	3,68,291

Top five grounds of complaints received by the Bank from the customers for the year ended March 31, 2023:

Grounds of complaints (i.e. complaints relating to)	Number of complaints pending at the beginning of the year	Number of complaints received during the year	% increase / (decrease) in the number of complaints received over the previous year	Number of complaints pending at the end of the year*	Of 5, number of complaints pending beyond 30 days
1	2	3	4	5	6
ATM / Debit Cards	2,299	1,64,097	12%	2,955	-
Credit Cards	731	78,586	2%	2,207	-
Internet / Mobile / Electronic Banking	2,559	96,393	41%	3,621	-
Loans and advances	625	44,858	19%	3,168	-
Account opening / difficulty in operation of accounts	146	16,760	25%	247	-
Others	518	28,660	13%	1,163	1
Total	**6,878**	**4,29,354**	**17%**	**13,361**	**1**

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Top five grounds of complaints received by the Bank from the customers for the year ended March 31, 2022:

Grounds of complaints (i.e. complaints relating to)	Number of complaints pending at the beginning of the year	Number of complaints received during the year	% increase / (decrease) in the number of complaints received over the previous year	Number of complaints pending at the end of the year*	Of 5, number of complaints pending beyond 30 days
1	2	3	4	5	6
ATM / Debit Cards	2,790	1,46,532	(22%)	2,299	28
Credit Cards	991	76,874	(52%)	731	-
Internet / Mobile / Electronic Banking	1,603	68,518	21%	2,559	9
Loans and advances	533	37,738	14%	625	14
Account opening / difficulty in operation of accounts	80	13,361	49%	146	-
Others	266	25,268	16%	518	7
Total	**6,263**	**3,68,291**	**(21%)**	**6,878**	**58**

* All these cases were pending within the stipulated turnaround time (TAT) of the Bank.

32. Small and micro industries

Under the Micro, Small and Medium Enterprises Development Act, 2006 which came into force from October 02, 2006, certain disclosures are required to be made relating to Micro, Small and Medium enterprises. There have been no reported cases of delays in payments to micro and small enterprises or of interest payments due to delays in such payments during the years ended March 31, 2023 and March 31, 2022. The above is based on the information available with the Bank which has been relied upon by the auditors.

33. Overseas assets, NPAs and revenue

(₹ crore)

Particulars	March 31, 2023	March 31, 2022
Total Assets	63,136.81	58,034.53
Total NPAs	26.81	195.26
Total Revenue	2,305.01	860.09

34. Corporate social responsibility

The details of Corporate Social Responsibility (CSR) activities carried out in line with the CSR Policy of the Bank are given below:

(₹ crore)

Sr. No.	Particulars	March 31, 2023	March 31, 2022
1	Amount required to be spent by the Bank during the year	823.30	733.86
2	Amount of expenditure incurred	821.49	736.87
3	Amount available for set off from preceding financial years	9.20	7.05
4	Amount required to be setoff for the financial year	1.81	-
5	Shortfall at the end of the year	-	-
6	Details of unspent CSR amount for the preceding three financial years	-	-
7	Reason for shortfall	-	-

HDFC Bank Limited Integrated Annual Report 2022-23 303

Schedules to the Financial Statements
For the year ended March 31, 2023

(₹ crore)

Sr. No.	Particulars	March 31, 2023	March 31, 2022
8	Nature of CSR activities	- Rural Development - Promotion of Education - Skill Training & Livelihood Enhancement - Financial Literacy & Inclusion - Healthcare & Hygiene	- Rural Development - Promotion of Education - Skill Training & Livelihood Enhancement - Financial Literacy & Inclusion - Healthcare & Hygiene
9	Details of related party transactions, e.g. contribution to a trust controlled by the Bank in relation to CSR expenditure as per relevant Accounting Standard	-	-
10	Where a provision is made with respect to a liability incurred by entering into a contractual obligation, the movements in the provision	-	-

35. Investor education and protection fund

There has been no delay in transferring amounts, required to be transferred to the Investor Education and Protection Fund by the Bank during the years ended March 31, 2023 and March 31, 2022.

36. Disclosure on remuneration to Non-Executive Directors

Remuneration by way of sitting fees to the Non-Executive Directors for attending meetings of the Board and its committees during the year ended March 31, 2023 amounted to ₹ 4.44 crore (previous year: ₹ 4.48 crore).

Further, in accordance with RBI guidelines, remuneration to all Non-Executive Directors other than the Chairperson for the year ended March 31, 2023 amounted to ₹ 1.60 crore (previous year: ₹ 1.65 crore).

37. Payment of DICGC Insurance Premium

(₹ crore)

Sr. No.	Particulars	March 31, 2023	March 31, 2022
1	Payment of DICGC Insurance Premium (excluding GST)	1,921.30	1,636.66
2	Arrears in payment of DICGC Premium	-	-

38. Implementation of IFRS converged Indian Accounting Standards

The Ministry of Corporate Affairs, in its press release dated January 18, 2016, had issued a roadmap for implementation of Indian Accounting Standards (IND-AS) for scheduled commercial banks, insurers / insurance companies and non-banking financial companies, which was subsequently confirmed by the RBI through its circular dated February 11, 2016. This roadmap required these institutions to prepare IND-AS based financial statements for the accounting periods beginning April 01, 2018 with comparatives for the periods beginning April 01, 2017. The implementation of IND-AS by banks requires certain legislative changes in the format of financial statements to comply with the disclosures required under IND-AS. In April 2018, the RBI deferred the implementation of IND-AS by a year by when the necessary legislative amendments were expected. The legislative amendments recommended by the RBI are under consideration by the Government of India. Accordingly, the RBI, through its circular dated March 22, 2019, deferred the implementation of IND-AS until further notice.

The Bank, being an associate of Housing Development Finance Corporation Limited (the 'Corporation'), submits its consolidated financial information ('fit for consolidation information'), prepared in accordance with the recognition and measurement principles of IND-AS as specified under Section 133 of the Companies Act, 2013, to the Corporation for the purposes of the consolidated financial statements / results of the Corporation. The results of the Bank upon its first time adoption of and transition to IND-AS, based on the updated regulations and accounting standards / guidance and business strategy at the date of actual transition, could differ from those reported in the fit for consolidation information.

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39. COVID-19

The COVID-19 virus, a global pandemic affected the world economy over the last two to three years. The extent to which any new wave of COVID-19 will impact the bank's results will depend on ongoing as well as future developments, including, among other things, any new information concerning the severity of the COVID-19 pandemic, and any action to contain its spread or mitigate its impact whether government-mandated or elected by us.

40. Disclosure under Rule 11 (e) of the Companies (Audit and Auditors) Rules, 2014

The Bank, as part of its normal banking business, grants loans and advances to its constituents including foreign entities with permission to lend / invest / provide guarantee or security or the like in other entities identified by such constituents. Similarly, the Bank accepts deposits from its constituents, who may instruct the Bank to lend / invest / provide guarantee or security or the like against such deposit in other entities identified by such constituents.

These transactions are part of Bank's normal banking business, which is conducted after exercising proper due diligence including adherence to "Know Your Customer" guidelines as applicable in respective jurisdiction.

Other than the nature of transactions described above, the Bank has not advanced / lent / invested / provided guarantee or security to or in any other person with an understanding to lend / invest / provide guarantee or security or the like to or in any other person. Similarly, other than the nature of transactions described above, the Bank has not received any funds from any other person with an understanding that the Bank shall lend or invest or provide guarantee or security or the like to or in any other person.

41. Comparative figures

Figures for the previous year have been regrouped and reclassified wherever necessary to conform to the current year's presentation. The previous year comparative numbers were jointly audited by MSKA & Associates and M M Nissim & Co. LLP, Chartered Accountants.

As per our report of even date

For M M Nissim & Co LLP
Chartered Accountants
ICAI Firm Registration Number:
107122W/W100672

Sanjay Khemani
Partner
Membership Number: 044577

For Price Waterhouse LLP
Chartered Accountants
ICAI Firm Registration Number:
301112E/E300264

Sharad Vasant
Partner
Membership Number: 101119

For and on behalf of the Board

Atanu Chakraborty
Part-time Chairman of the Board

Umesh Chandra Sarangi
Independent Director

M. D. Ranganath
Independent Director

Sandeep Parekh
Independent Director

Sanjiv Sachar
Independent Director

Lily Vadera
Independent Director

Sashidhar Jagdishan
Managing Director & CEO

Renu Karnad
Non-Executive Director

Kaizad Bharucha
Executive Director

Srinivasan Vaidyanathan
Chief Financial Officer

Santosh Haldankar
Company Secretary

Mumbai, April 15, 2023

HDFC Bank Limited Integrated Annual Report 2022-23 305

Independent Auditor’s Report To the Members of HDFC Bank Limited Report on the Audit of the Consolidated Financial Statements Opinion 1. We have audited the accompanying consolidated financial statements of HDFC Bank Limited (hereinafter referred to as the “Bank” or the “Parent”), its subsidiaries (Parent and its subsidiaries together referred to as “the Group”), and the Employee welfare trust, which comprise the Consolidated Balance Sheet as at 31 March, 2023, and the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement for the year then ended, and notes to the Consolidated Financial Statements, including a summary of significant accounting policies and other explanatory information (hereinafter referred to as “the Consolidated Financial Statements”). 2. In our opinion and to the best of our information and according to the explanations given to us, the aforesaid Consolidated Financial Statements give the information required by the Banking Regulation Act, 1949 as well as the Companies Act, 2013 (“the Act”) in the manner so required for banking companies and are in conformity with accounting principles generally accepted in India and give a true and fair view of the consolidated state of affairs of the Group and the Employee welfare trust as at 31 March, 2023, of consolidated profit and its consolidated cash flows for the year ended on that date. Basis for Opinion 3. We conducted our audit in accordance with the Standards on Auditing (SAs) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in the “Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements” section of our report. We are independent of the Group and the Employee welfare trust, in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in India in terms of the Code of Ethics issued by the Institute of Chartered Accountants of India and the relevant provisions of the Act, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained and the audit evidence obtained by the other auditors in terms of their reports referred to in paragraph 17 of the “Other Matters” section below, is sufficient and appropriate to provide a basis for our opinion. Key Audit Matters 4. Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the Consolidated Financial Statements of the current year. These matters were addressed in the context of our audit of the Consolidated Financial Statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report. 306

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Identification and Provisioning of Non-performing advances (NPA):
Total NPA as at March 31, 2023: ₹ 18,011.85 Crores
Provision for NPA as at March 31, 2023: ₹ 13,643.71 Crores
(Refer Schedule 17 (C) (2), Schedule 18 note 12 of the standalone financial statements)

Key Audit Matter	How our audit addressed the key audit matter
The Bank is required to comply with the Master Circular dated 1 October, 2021 issued by the Reserve Bank of India ("RBI") on "Prudential Norms for Income Recognition, Asset Classification and Provisioning pertaining to Advances" (the "IRAC norms") and amendments thereto, which prescribe the guidelines for identification and classification of Non-performing Advances ("NPA") and the minimum provision required for such assets. The Bank is also required to apply its judgement to determine the identification and provision required against NPA considering various quantitative as well as qualitative factors. The identification of NPA is also affected by factors like stress and liquidity concerns in certain sectors. The provision for identified NPA is estimated based on ageing and classification of NPA, value of security etc. and is also subject to the minimum provisioning norms specified by RBI.	Our audit procedures included the following: - Understood the process and controls, and tested the design and operating effectiveness of key controls, including Information Technology based controls, and focused on the following: • Monitoring of credit quality which amongst other things includes the monitoring of overdue loan accounts, drawing power limit, pending security creation; • Identification and classification of NPA in accordance with IRAC norms, other regulatory guidelines issued by the RBI and consideration of qualitative aspects; and • Testing of application controls include testing of automated controls, reports and system reconciliations. - Evaluated the governance process and controls over calculations of provision of non-performing advances, basis of provisioning in accordance with the Board approved policy. - Tested the controls for identification of loans with default events and / or breach of other qualitative factors, and for a sample of performing loans, independently assessed as to whether there was a need to classify such loans as NPA. - On a test check basis, verified the accounts classified by the Bank as Special Mention Accounts ('SMA') in RBI's Central Repository of Information on Large Credits ('CRILC'). - With respect to provisions recognised towards NPA, we reperformed the provision calculations on a sample basis taking into consideration the value of security, where applicable, the IRAC norms and NPA policy of the Bank, and compared our outcome to that prepared by the management and tested relevant assumptions and judgements which were used by the management.

HDFC Bank Limited Integrated Annual Report 2022-23 307

Independent Auditor's Report

Information Technology ("IT") Systems and Controls impacting Financial Reporting	
Key Audit Matter	**How our audit addressed the key audit matter**
The IT environment of the Bank is complex and involves a large number of independent and interdependent IT systems used in the operations of the Bank for processing and recording a large volume of transactions. As a result, there is a high degree of reliance and dependency on such IT systems for the financial reporting process of the Bank. Appropriate IT general controls and IT application controls are required to ensure that such IT systems are able to process the data as required, completely, accurately, and consistently for reliable financial reporting. We have identified certain key IT systems ("in-scope" IT systems) which have an impact on the financial reporting process and the related control testing as a key audit matter because of the high level of automation, significant number of systems being used by the Bank for processing financial transactions, the complexity of the IT architecture and its impact on the financial records and financial reporting process of the Bank.	Our procedures with respect to this matter included the following: In assessing the controls over the IT systems of the Bank, we involved our technology specialists to obtain an understanding of the IT environment, IT infrastructure and IT systems. We evaluated and tested relevant IT general controls over the "in-scope" IT systems and IT dependencies identified as relevant for our audit of the standalone financial statements and financial reporting process of the Bank. On such "in-scope" IT systems, we have tested key IT general controls with respect to the following domains: • Program change management, which includes that program changes are moved to the production environment as per defined procedures and relevant segregation of environment is ensured. • User access management, which includes user access provisioning, de- provisioning, access review, password management, sensitive access rights and segregation of duties to ensure that privilege access to applications, operating systems and databases in the production environment were granted only to authorized personnel. • Program development, which includes controls over IT application development or implementation and related infrastructure, which are relied upon for financial reporting. • IT operations, which includes job scheduling, monitoring and backup and recovery. We also evaluated the design and tested the operating effectiveness of relevant key IT dependencies within the key business process, which included testing automated controls, automated calculations / accounting procedures, interfaces, segregation of duties and system generated reports, as applicable. We communicated with those charged with governance and management and tested a combination of compensating controls or remediated controls and / or performed alternative audit procedures, where necessary.

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5. The following Key Audit Matters were included in the audit report dated 12 April 2023 containing an unmodified audit opinion on the special purpose financial statements of HDB Financial Services Limited, a subsidiary of the Bank issued by their joint auditors B. K. Khare & Co. and KKC & Associates LLP, independent firms of Chartered Accountants reproduced by us as under:

Sr. No.	Key Audit Matter	How the Key Audit Matter was addressed in our audit
1.	**Provisioning based on Income Recognition, Asset Classification & Provisioning ('IRACP') norms of Reserve Bank of India and testing of Impairment of assets, more particularly the Loan Book of the Company**	
	Refer to the accounting policies in 'Note 20.2 to the Group Financial Reporting Package : Receivable from Financing Activity', 'Note 20.8 to the Group Financial Reporting Package : Revenue Recognition' and 'Note 20.16 to the Group Financial Reporting Package : Provisioning on Receivable from Financing Activity'*	
	Subjective estimates: Provisions in respect of non-performing and restructured advances are made by the management basis its assessment of the degree of impairment of the advances and / or increase of significant credit risks subject to the minimum provisioning levels prescribed under the Prudential Norms on Income Recognition, Asset Classification & Provisioning ('IRACP'), prescribed by the RBI from time to time. The provision on non-performing assets (NPAs) are also based on the existence and valuation of the security available. In case of restructured accounts, provision is ascertained in the light of regulatory requirements and the RBI guidelines. The aforesaid is identified as Key Audit Matter considering significance of the management's judgement involved in determining the credit risk and adequacy of the provision, more particularly in view of the fact that ascertained provisions are in excess of the prescribed regulatory norms contained in IRACP.	Our key audit procedures included: Review of Policy / procedures & design / controls - Minutely going through the Board approved Policy and approach concerning the assessment of credit and other risks and ascertainment / ageing of default by the borrowers and procedures in relation to stages and NPA computation. - Assessing the design, implementation and operating effectiveness of key internal financial controls including monitoring process of overdue loans (and those which became overdue after the reporting date), measurement of provision, identification of NPA accounts, assessing the reliability of management information, which included overdue reports. - Understanding management's approach, interpretation, systems and controls implemented in relation to probability of default and stage-wise bifurcation of product-wise portfolios for timely ascertainment of stress and early warning signals. - Testing of review controls over measurement of provisions and disclosures in Group Financial Reporting Package. - Involvement of Information system resource to obtain comfort over data integrity and process of report generation through interface of various systems. Substantive verification - Test of details over of calculation of NPA provisions, including provisions on restructured loans, as at the year- end for assessing the completeness, accuracy and relevance of data and to ensure that the same is in compliance with the Prudential and IRACP Norms. - Obtaining adequate understanding of regulatory updates pertaining to IRACP and allied matters and verifying the Company's endeavours for the compliance thereof.

* These notes are included in schedule 17 (D) (2) and schedule 17 (D) (8) of the consolidated financial statements.

HDFC Bank Limited Integrated Annual Report 2022-23 309

Independent Auditor’s Report Sr. Key Audit Matter How the Key Audit Matter was addressed in our audit No. 2. Information Technology IT systems and controls In course of audit, our focus was on user access management, change management, segregation of duties, system reconciliation controls and The Company’s financial reporting processes are system application controls over key financial accounting and reporting dependent on technology considering significant number systems. We performed a range of audit procedures, which included: of transactions that are processed daily across multiple and discrete Information Technology (‘IT’) systems. The Financial—Review of the report of IS Audit carried in earlier year(s) by an accounting system of the Company is interfaced with several independent firm of Chartered Accountants pertaining to IT systems other IT systems including Loan Management & Originating general controls including access rights over applications, operating systems and several other systemic workflows. systems and databases relied upon for financial reporting. IT general and application controls are critical to ensure that—Deployed our internal experts to carry out IT general Controls changes to applications and underlying data are made in testing and identifying gaps, if any. an appropriate manner. Adequate controls contribute to —Our other processes include: mitigating the risk of potential fraud or errors as a result of changes to the applications and data.—Selectively recomputing interest calculations and maturity dates; These includes implementation of preventive and detective—Selectively re-evaluating masters updation, interface with resultant controls across critical applications and infrastructure. reports; Due to the pervasive nature of role of information technology—Selective testing of the interface of INFOR with other IT systems like systems in financial reporting, in our preliminary risk LMS and other workflows. assessment, we planned our audit by assessing the risk—Testing of the system generated reports and accounting entries of a material misstatement arising from the technology as manually for core financial reporting matters (i.e. verification around significant for the audit, hence the Key Audit Matter. the computer system).—Evaluating the design, implementation and operating effectiveness of the significant accounts-related IT automated controls which are relevant to the accuracy of system calculation, and the consistency of data transmission.—Other areas that were independently assessed included password policies, system configurations, system interface controls, controls over changes to applications and databases. 310

Introduction to Our How We Our Responsible Statutory Reports and Overview HDFC Bank Performance Create Value Strategy Business Financial Statements 6. The following Key Audit Matters were included in the audit report dated 14 April 2023 containing an unmodified audit opinion on the special purpose financial statements of HDFC Securities Limited, a subsidiary of the Bank issued by their auditors BSR & Co. LLP, an independent firm of Chartered Accountants reproduced by us as under: Key Audit Matter How our audit addressed the key audit matter IT systems and controls 1. Performed testing the design of General IT Controls (GITCs) for the audit period which included controls over access to program and Information Technology (“IT”) systems and controls data, program changes, system changes, program development, The Company’s key financial accounting and reporting processes are computer operations (job processing, data backup, system backup, dependent on the automated controls in information systems, such that incident management) over financial accounting and reporting there exists a risk that gaps in the IT control environment could impact systems and related IT systems (referred to as ‘in-scope systems’). the financial accounting and reporting significantly. 2. Testing the operating effectiveness of GITCs for the audit period The Company uses Sun system for its overall financial reporting. over the in-scope systems as follows: The Company’s General Ledger system used in financial reporting is a) User access creation, modification and revocation process; interfaced with other IT systems which process transactions of account relevant for financial reporting. b) User access review process;- Segregation of duties; We have focused on user access management, change management, c) Password policies;—Application change management segregation of duties, system reconciliation controls and system procedures; and application controls over key financial accounting and reporting systems. d) Computer Operations process (automated job processes, backups and incident management). 3. Understanding IT application controls for the audit period for significant accounts, testing interfaces, reports, reconciliations and system processing for significant accounts determined by us during our risk assessment. We tested the change management controls to determine that these controls remained unchanged during the audit period and in case of changes, were changes followed the standard process. 4. Understanding IT infrastructure records for the in-scope systems i.e., operating systems and databases. Other Information 7. The Bank’s Board of Directors is responsible for the other information. The other information comprises the information included in the Annual report but does not include the Consolidated Financial Statements and our and other auditor’s report thereon. The Annual report is expected to be made available to us after the date of this auditor’s report. Our opinion on the Consolidated Financial Statements does not cover the other information and we will not express any form of assurance conclusion thereon. In connection with our audit of the Consolidated Financial Statements, our responsibility is to read the other information identified above when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the Consolidated Financial Statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. When we read the Annual report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance and take appropriate action as applicable under the relevant laws and regulations. Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements 8. The Bank’s Board of Directors is responsible for the preparation and presentation of these Consolidated Financial Statements in terms of the requirements of the Act that give a true and fair view of the consolidated financial position, consolidated financial performance and consolidated cash flows of the Group including the Employee welfare trust in accordance with the accounting principles generally accepted in India, including the Accounting Standards specified under Section 133 of the Act, and the provisions of Section 29 of the Banking Regulations Act, 1949 and circulars and guidelines issued by the Reserve Bank of India (“RBI”) from time to time. The respective Board of Directors of the companies included in the Group and the trustees of the Employee welfare trust are responsible for maintenance of adequate accounting records in accordance with the provisions HDFC Bank Limited Integrated Annual Report 2022-23 311

Independent Auditor’s Report of the Act for safeguarding the assets of the Group and the employee welfare trust and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Consolidated Financial Statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the Consolidated Financial Statements by the Board of Directors of the Bank, as aforesaid. 9. In preparing the Consolidated Financial Statements, the respective Board of Directors of the companies included in the Group and the trustees of the Employee welfare trust are responsible for assessing the ability of the Group and the Employee welfare trust to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group and the Employee welfare trust or to cease operations, or has no realistic alternative but to do so. 10. The respective Board of Directors of the companies included in the Group and the trustees of the Employee welfare trust are responsible for overseeing the financial reporting process of the Group and the employee welfare trust. Auditor’s Responsibilities for the audit of the Consolidated Financial Statements 11. Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Statements. 12. As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also: a Identify and assess the risks of material misstatement of the Consolidated Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. b Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Bank has adequate internal financial controls with reference to Consolidated Financial Statements in place and the operating effectiveness of such controls. c Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. d Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group and the Employee welfare trust to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group and the Employee welfare trust to cease to continue as a going concern. e Evaluate the overall presentation, structure and content of the Consolidated Financial Statements, including the disclosures, and whether the Consolidated Financial Statements represent the underlying transactions and events in a manner that achieves fair presentation. 312

Introduction to Our How We Our Responsible Statutory Reports and Overview HDFC Bank Performance Create Value Strategy Business Financial Statements f Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group and the Employee welfare trust to express an opinion on the Consolidated Financial Statements. We are responsible for the direction, supervision and performance of the audit of the financial statements of such entities included in the Consolidated Financial Statements of which we are the independent auditors. For the other entities included in the Consolidated Financial Statements, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion. 13. We communicate with those charged with governance of the Bank and such other entities included in the Consolidated Financial Statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. 14. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. 15. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the Consolidated Financial Statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. Other Matters 16. The Consolidated Financial Statements of the Bank for the year ended 31 March, 2022, were jointly audited by MSKA & Associates and M M Nissim and Co LLP, who, vide their report dated 16 April, 2022, expressed an unmodified opinion on those Consolidated Financial Statements. 17. We did not audit the financial statements of 2 subsidiaries and Employee welfare trust whose financial statements reflect total assets of ` 80,032.73 crore and net assets of ` 13,775.00 crore as at 31 March, 2023, total revenue of ` 15,061.09 crore, net profit of ` 2,853.26 crore and net cash out flows amounting to ` 1,006.88 crore for the year ended on that date, as considered in the Consolidated Financial Statements. These financial statements have been audited by other auditors whose reports have been furnished to us by the Management, and our opinion on the Consolidated Financial Statements insofar as it relates to the amounts and disclosures included in respect of these subsidiaries and the Employee welfare trust and our report in terms of sub-section (3) of Section 143 of the Act including report on Other Information insofar as it relates to the aforesaid subsidiaries is based solely on the reports of the other auditors. Our opinion on the Consolidated Financial Statements, and our report on Other Legal and Regulatory Requirements below, is not modified in respect of the above matters with respect to our reliance on the work done and the reports of the other auditors. Report on Other Legal and Regulatory Requirements 18. In our opinion, the Balance Sheet and the Profit and Loss Account have been drawn up in accordance with the provisions of Section 29 of the Banking Regulation Act, 1949 and Section 133 of the Act. 19. As required by sub-section (3) of Section 30 of the Banking Regulation Act, 1949, we report that: a we have obtained all the information and explanations which, to the best of our knowledge and belief, were necessary for the purpose of our audit and have found them to be satisfactory; b the transactions of the Bank, which have come to our notice, have been within the powers of the Bank; c During the course of our audit we have visited 69 branches to examine the books of accounts and other records maintained at the branch and performed other relevant audit procedures. Since the key operations of the Bank are automated with the key applications integrated to the core banking system, the audit is carried out centrally at the Bank’s Head Office located in Mumbai as all the necessary records and data required for the purposes of our audit are available there. HDFC Bank Limited Integrated Annual Report 2022-23 313

Independent Auditor’s Report 20. As required by Section 143(3) of the Act, we report, to the extent applicable, that: (a) We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid Consolidated Financial Statements; (b) In our opinion, proper books of account as required by law relating to preparation of the aforesaid Consolidated Financial Statements have been kept so far as it appears from our examination of those books and the reports of the other auditors; (c) The Consolidated Balance Sheet, the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement dealt with by this report are in agreement with the relevant books of account and records maintained for the purpose of preparation of the Consolidated Financial Statements; (d) In our opinion, the aforesaid Consolidated Financial Statements comply with the Accounting Standards specified under Section 133 of the Act, to the extent they are not inconsistent with the guidelines prescribed by RBI; (e) On the basis of the written representations received from the directors of the Bank as on 31 March, 2023 taken on record by the Board of Directors of the Bank and the reports of the statutory auditors of its subsidiary companies, none of the directors of the Group companies are disqualified as on 31 March, 2023 from being appointed as a director in terms of Section 164(2) of the Act. Section 164(2) of the Act is not applicable to the Employee Welfare Trust as it is not a company registered under the Companies Act, 2013; (f) With respect to the adequacy of internal financial controls with reference to Consolidated Financial Statements of the Group and the Employee welfare trust and the operating effectiveness of such controls, refer to our separate report in ‘Annexure A’; (g) With respect to the other matters to be included in the Auditor’s Report in accordance with Rule 11 of the Companies (Audit and Auditor’s) Rules, 2014 (as amended), in our opinion and to the best of our information and according to the explanations given to us: i. The Consolidated Financial Statements disclose the impact, if any, of pending litigations on the consolidated financial position of the Group and the Employee welfare trust– Refer schedule 12(I) and 12(II), schedule 17(D)(17), schedule 18 note 11(b) and schedule 18 note 15 to the Consolidated Financial Statements. ii. Provision has been made in the Consolidated Financial Statements, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts as at 31 March, 2023– Refer schedule 17(D)(7), schedule 17(D)(17), schedule 18 note 11(b) and schedule 18 note 15 to the Consolidated Financial Statements in respect of such items as it relates to the Group and the Employee welfare trust. iii. There has been no delay in transferring amounts required to be transferred to the Investor Education and Protection Fund during the year, by the Bank and its subsidiary companies. iv. (a) The respective Managements of the Bank and its subsidiaries, whose financial statements have been audited under the Act, have represented to us and the other auditors of such subsidiaries, respectively, that to the best of their knowledge and belief, other than as disclosed in the schedule 18 note 26, no funds (which are material either individually or in the aggregate) have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Bank or any of such subsidiaries to or in any other person(s) or entity(ies), including foreign entities (“Intermediaries”), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Bank or any of such subsidiaries (“Ultimate Beneficiaries”) or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries. (b) The respective Managements of the Bank and its subsidiaries, whose financial statements have been audited under the Act have represented to us and the other auditors of such subsidiaries respectively that, to the best of their knowledge and belief, other than as disclosed in the schedule 18 note 26, no funds (which are material either individually or in the aggregate) have been received by the Bank or any of such subsidiaries from any 314

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

person(s) or entity(ies), including foreign entities ("Funding Parties"), with the understanding, whether recorded in writing or otherwise, that the Bank or any of such subsidiaries shall, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(c) Based on the audit procedures, that has been considered reasonable and appropriate in the circumstances, performed by us and those performed by the auditors of the subsidiaries, whose financial statements have been audited under the Act, nothing has come to our or other auditors' notice that has caused us or the other auditors to believe that the representations under subclause (i) and (ii) of Rule 11(e) contain any material misstatement.

v. The dividend declared and paid during the year by the Bank and its subsidiary companies, is in compliance with Section 123 of the Act.

vi. As proviso to Rule 3(1) of the Companies (Accounts) Rules, 2014 (as amended), which provides for maintaining books of account in accounting software having a feature of recording audit trail of each and every transaction, creating an edit log of each change made in books of account along with the date when such changes were made and ensuring that the audit trail cannot be disabled, is applicable to the Group only with effect from financial year beginning April 01, 2023, the reporting under clause (g) of Rule 11 of the Companies (Audit and Auditors) Rules, 2014 (as amended), is currently not applicable.

21. In our opinion and to the best of our information and according to the explanations given to us, the provisions of Section 197 of the Act are not applicable to the Bank by virtue of Section 35B(2A) of the Banking Regulation Act, 1949. Accordingly, the reporting under Section 197(16) of the Act regarding payment / provision for managerial remuneration in accordance with the requisite approvals mandated by the provisions of Section 197 read with Schedule V to the Act, is not applicable.

With respect to the payment / provision for managerial remuneration by the subsidiaries, based on the report issued by the respective entities' auditors, managerial remuneration has been paid / provided for by them in accordance with the requisite approvals mandated by the provisions of Section 197 read with Schedule V to the Act.

For M M Nissim & Co LLP
Chartered Accountants
ICAI Firm Registration Number:
107122W/W100672

Sanjay Khemani
Partner
Membership Number: 044577
UDIN: 23044577BGUVMF8087

Place: Mumbai
Date: April 15, 2023

For Price Waterhouse LLP
Chartered Accountants
ICAI Firm Registration Number:
301112E/E300264

Sharad Vasant
Partner
Membership Number: 101119
UDIN: 23101119BGXIIA6664

Place: Mumbai
Date: April 15, 2023

HDFC Bank Limited Integrated Annual Report 2022-23 315

Independent Auditor’s Report Annexure A to Independent Auditor’s Report Referred to in paragraph 20(f) of the Independent Auditor’s Report of even date to the members of HDFC Bank Limited on the consolidated financial statements for the year ended 31 March, 2023. Independent Auditor’s Report on the Internal Financial Controls with reference to Consolidated Financial Statements under clause (i) of sub-section 3 of Section 143 of the Companies Act, 2013 (‘the Act’) 1. In conjunction with our audit of the consolidated financial statements of HDFC Bank Limited (‘the Bank’ or ‘the Parent’) as of and for the year ended 31 March, 2023, we have audited the internal financial controls with reference to financial statements of the Bank and its subsidiaries (the Bank and its subsidiaries together referred to as ‘the Group’) and the Employee welfare trust, which are companies incorporated in India, as of that date. Reporting under clause (i) of sub section 3 of Section 143 of the Act in respect of the adequacy of the internal financial controls with reference to financial statements is not applicable to one Employee welfare trust incorporated in India namely HDB Employee welfare trust whom IFCFR is not applicable, pursuant to MCA notification GSR 583(E) dated 13 June, 2017. Management’s Responsibility for Internal Financial Controls 2. The respective Board of Directors of the Group, to whom reporting under clause (i) of sub section 3 of Section 143 of the Act in respect of the adequacy of the internal financial controls with reference to financial statements is applicable, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls based on internal control over financial reporting criteria established by the Group considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (“the Guidance Note”) issued by the Institute of Chartered Accountants of India (“ICAI”). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective Group’s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act. Auditor’s Responsibility 3. Our responsibility is to express an opinion on the Group’s internal financial controls with reference to Consolidated Financial Statements based on our audit. We conducted our audit in accordance with the Guidance Note issued by the ICAI and the Standards on Auditing deemed to be prescribed under Section 143(10) of the Companies Act, 2013, to the extent applicable to an audit of internal financial controls, both applicable to an audit of internal financial controls and both issued by the ICAI. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to consolidated financial statements was established and maintained and if such controls operated effectively in all material respects. 4. Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system with reference to consolidated financial statements and their operating effectiveness. Our audit of internal financial controls with reference to consolidated financial statements included obtaining an understanding of internal financial controls with reference to consolidated financial statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. 5. We believe that the audit evidence we have obtained and the audit evidence obtained by the other auditors in terms of their reports referred to in the Other Matters paragraph below is sufficient and appropriate to provide a basis for our audit opinion on the Group’s internal financial controls system with reference to consolidated financial statements. Meaning of Internal Financial Controls with reference to financial statements 6. A Group’s internal financial control with reference to consolidated financial statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements 316

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

for external purposes in accordance with generally accepted accounting principles. A Group's internal financial control with reference to consolidated financial statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Group are being made only in accordance with authorisations of management and directors of the Group; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the Group's assets that could have a material effect on the consolidated financial statements.

Inherent Limitations of Internal Financial Controls with reference to financial statements

7. Because of the inherent limitations of internal financial controls with reference to consolidated financial statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to consolidated financial statements to future periods are subject to the risk that the internal financial control with reference to consolidated financial statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

8. In our opinion, the Group, has in all material respects, an adequate internal financial controls system with reference to consolidated financial statements and such internal financial controls with reference to consolidated financial statements were operating effectively as at 31 March, 2023, based on the internal control over financial reporting criteria established by the Group considering the essential components of internal control stated in the Guidance Note issued by the ICAI.

Other Matters

9. Our aforesaid reports under Section 143(3)(i) of the Act on the adequacy and operating effectiveness of the internal financial controls with reference to consolidated financial statements insofar as it relates to two subsidiary companies which are companies incorporated in India, is based on the corresponding reports of the auditors of such companies incorporated in India. Our opinion is not modified in respect of this matter.

For M M Nissim & Co LLP
Chartered Accountants
ICAI Firm Registration Number:
107122W/W100672

Sanjay Khemani
Partner
Membership Number: 044577
UDIN: 23044577BGUVMF8087

Place: Mumbai
Date: April 15, 2023

For Price Waterhouse LLP
Chartered Accountants
ICAI Firm Registration Number:
301112E/E300264

Sharad Vasant
Partner
Membership Number: 101119
UDIN: 23101119BGXIIA6664

Place: Mumbai
Date: April 15, 2023

HDFC Bank Limited Integrated Annual Report 2022-23 317

Consolidated Balance Sheet

As at March 31, 2023

₹ in crore

	Schedule	As at March 31, 2023	As at March 31, 2022
CAPITAL AND LIABILITIES			
Capital	1	557.97	554.55
Reserves and surplus	2	288,879.53	246,771.62
Minority interest	2A	860.26	720.41
Deposits	3	1,882,663.25	1,558,003.03
Borrowings	4	256,548.66	226,966.50
Other liabilities and provisions	5	100,922.77	89,918.19
Total		**2,530,432.44**	**2,122,934.30**
ASSETS			
Cash and balances with Reserve Bank of India	6	117,189.28	130,030.71
Balances with banks and money at call and short notice	7	79,958.53	25,355.02
Investments	8	511,581.71	449,263.86
Advances	9	1,661,949.29	1,420,942.28
Fixed assets	10	8,282.56	6,283.28
Other assets	11	151,322.28	90,910.36
Goodwill on Consolidation		148.79	148.79
Total		**2,530,432.44**	**2,122,934.30**
Contingent liabilities	12	1,750,953.81	1,400,197.64
Bills for collection		71,439.54	56,968.05
Significant accounting policies and notes to the Consolidated financial statements The schedules referred to above form an integral part of the Consolidated Balance Sheet.	17 & 18		

As per our report of even date

For M M Nissim & Co LLP
Chartered Accountants
ICAI Firm Registration Number:
107122W/W100672

Sanjay Khemani
Partner
Membership Number: 044577

For Price Waterhouse LLP
Chartered Accountants
ICAI Firm Registration Number:
301112E/E300264

Sharad Vasant
Partner
Membership Number: 101119

Mumbai, April 15, 2023

For and on behalf of the Board

Atanu Chakraborty
Part-time Chairman of the Board

Umesh Chandra Sarangi
Independent Director

M. D. Ranganath
Independent Director

Sandeep Parekh
Independent Director

Sanjiv Sachar
Independent Director

Lily Vadera
Independent Director

Sashidhar Jagdishan
Managing Director & CEO

Renu Karnad
Non-Executive Director

Kaizad Bharucha
Executive Director

Srinivasan Vaidyanathan
Chief Financial Officer

Santosh Haldankar
Company Secretary

318

Consolidated Profit and Loss Account

For the year ended March 31, 2023

₹ in crore

	Schedule	Year ended March 31, 2023	Year ended March 31, 2022
I INCOME			
Interest earned	13	170,754.05	135,936.41
Other income	14	33,912.05	31,758.99
Total		**204,666.10**	**167,695.40**
II EXPENDITURE			
Interest expended	15	77,779.94	58,584.33
Operating expenses	16	51,533.69	40,312.43
Provisions and contingencies [Refer Schedule 18 (11)]		29,203.77	30,647.74
Total		**158,517.40**	**129,544.50**
III PROFIT			
Consolidated Net Profit for the year before minorities' interest		46,148.70	38,150.90
Less : Minorities' Interest		151.59	98.15
Consolidated Net Profit for the year attributable to the group		45,997.11	38,052.75
Add: Brought forward consolidated profit attributable to the group		99,062.77	78,594.20
Total		**145,059.88**	**116,646.95**
IV APPROPRIATIONS			
Transfer to Statutory Reserve		11,445.96	9,444.38
Transfer to General Reserve		4,410.87	3,696.14
Transfer to Special Reserve		500.00	-
Transfer to Capital Reserve		4.62	666.47
Transfer to / (from) Investment Reserve Account (net)		(294.79)	233.13
Transfer to / (from) Investment Fluctuation Reserve		82.00	-
Dividend pertaining to previous year paid during the year		8,604.52	3,592.40
Transfer to / (from) Minority Interest (opening adjustment)		(62.65)	(48.34)
Balance carried over to consolidated balance sheet		120,369.35	99,062.77
Total		**145,059.88**	**116,646.95**
V EARNINGS PER EQUITY SHARE (FACE VALUE ₹ 1 PER SHARE)		₹	₹
Basic		82.64	68.77
Diluted		82.27	68.31
Significant accounting policies and notes to the Consolidated financial statements The schedules referred to above form an integral part of the Consolidated Profit and Loss Account.	17 & 18		

As per our report of even date

For M M Nissim & Co LLP
Chartered Accountants
ICAI Firm Registration Number: 107122W/W100672

Sanjay Khemani
Partner
Membership Number: 044577

For Price Waterhouse LLP
Chartered Accountants
ICAI Firm Registration Number: 301112E/E300264

Sharad Vasant
Partner
Membership Number: 101119

Mumbai, April 15, 2023

For and on behalf of the Board

Atanu Chakraborty
Part-time Chairman of the Board

Umesh Chandra Sarangi
Independent Director

M. D. Ranganath
Independent Director

Sandeep Parekh
Independent Director

Sanjiv Sachar
Independent Director

Lily Vadera
Independent Director

Sashidhar Jagdishan
Managing Director & CEO

Renu Karnad
Non-Executive Director

Kaizad Bharucha
Executive Director

Srinivasan Vaidyanathan
Chief Financial Officer

Santosh Haldankar
Company Secretary

HDFC Bank Limited Integrated Annual Report 2022-23 319

Consolidated Cash Flow Statement

For the year ended March 31, 2023

₹ in crore

	Year ended March 31, 2023	Year ended March 31, 2022
Cash flows from operating activities:		
Consolidated profit before income tax	61,346.80	50,775.24
Adjustments for:		
Depreciation on fixed assets	2,345.47	1,680.73
(Profit) / loss on revaluation of investments	545.82	(1,546.40)
Amortisation of premium on held to maturity investments	851.20	821.32
(Profit) / loss on sale of fixed assets	(8.05)	3.25
Provision / charge for non performing assets	13,561.19	13,286.95
Provision for standard assets and contingencies	292.89	5,418.21
Employee Stock Options / Units expense	787.06	341.24
	79,722.38	**70,780.55**
Adjustments for:		
Increase in investments	(64,182.03)	(10,849.22)
Increase in advances	(254,569.45)	(248,946.13)
Increase in deposits	324,660.22	224,282.15
Increase in other assets	(58,909.79)	(40,044.70)
Increase in other liabilities and provisions	10,459.86	7,655.94
	37,181.19	**2,878.59**
Direct taxes paid (net of refunds)	(16,367.49)	(14,838.16)
Net cash flows from / (used in) operating activities	**20,813.70**	**(11,959.57)**
Cash flows from investing activities:		
Purchase of fixed assets	(3,466.57)	(2,236.24)
Proceeds from sale of fixed assets	42.68	19.91
Net cash flow used in investing activities	**(3,423.89)**	**(2,216.33)**
Cash flows from financing activities:		
Increase in minority interest	198.96	135.83
Proceeds from issue of share capital, net of issue expenses	3,415.83	2,609.76
Proceeds from issue of Tier 1 and Tier 2 capital bonds	23,000.00	8,312.75
Redemption of Tier 1 and Tier 2 capital bonds	(12,077.00)	(3,650.00)
Increase in other borrowings	18,007.29	44,308.08
Dividend paid during the year	(8,604.52)	(3,592.40)
Net cash flow from financing activities	**23,940.56**	**48,124.02**
Effect of exchange fluctuation on translation reserve	**431.71**	**165.10**
Net increase in cash and cash equivalents	**41,762.08**	**34,113.22**
Cash and cash equivalents as at April 1st (Schedule 6 + 7)	**155,385.73**	**121,272.51**
Cash and cash equivalents as at the year end (Schedule 6 + 7)	**197,147.81**	**155,385.73**

As per our report of even date

For M M Nissim & Co LLP
Chartered Accountants
ICAI Firm Registration Number: 107122W/W100672

Sanjay Khemani
Partner
Membership Number: 044577

For Price Waterhouse LLP
Chartered Accountants
ICAI Firm Registration Number: 301112E/E300264

Sharad Vasant
Partner
Membership Number: 101119

For and on behalf of the Board

Atanu Chakraborty
Part-time Chairman of the Board

Umesh Chandra Sarangi
Independent Director

M. D. Ranganath
Independent Director

Sandeep Parekh
Independent Director

Sanjiv Sachar
Independent Director

Lily Vadera
Independent Director

Sashidhar Jagdishan
Managing Director & CEO

Renu Karnad
Non-Executive Director

Kaizad Bharucha
Executive Director

Srinivasan Vaidyanathan
Chief Financial Officer

Santosh Haldankar
Company Secretary

Mumbai, April 15, 2023

320

Schedules to the Consolidated Financial Statements

As at March 31, 2023

SCHEDULE 1 - CAPITAL

₹ in crore

	As at March 31, 2023	As at March 31, 2022
Authorised capital		
6,50,00,00,000 (31 March, 2022 : 6,50,00,00,000) Equity Shares of ₹ 1/- each	650.00	650.00
Issued, subscribed and paid-up capital		
5,57,97,42,786 (31 March, 2022 : 5,54,55,40,976) Equity Shares of ₹ 1/- each	557.97	554.55
Total	**557.97**	**554.55**

SCHEDULE 2 - RESERVES AND SURPLUS

₹ in crore

		As at March 31, 2023	As at March 31, 2022
I	**Statutory reserve**		
	Opening balance	52,927.91	43,483.53
	Additions during the year	11,445.96	9,444.38
	Total	**64,373.87**	**52,927.91**
II	**General reserve**		
	Opening balance	20,481.93	16,785.79
	Additions during the year	4,410.87	3,696.14
	Total	**24,892.80**	**20,481.93**
III	**Balance in profit and loss account**	120,369.35	99,062.77
IV	**Share premium account**		
	Opening balance	63,119.16	60,512.68
	Additions during the year	3,420.26	2,606.48
	Total	**66,539.42**	**63,119.16**
V	**Special reserve**		
	Opening balance	-	-
	Additions during the year	500.00	-
	Total	**500.00**	**-**
VI	**Amalgamation reserve**		
	Opening balance	1,063.56	1,063.56
	Additions / (deductions) during the year	-	-
	Total	**1,063.56**	**1,063.56**
VII	**Capital reserve**		
	Opening balance	5,622.92	4,956.45
	Additions during the year	4.62	666.47
	Total	**5,627.54**	**5,622.92**
VIII	**Investment reserve account**		
	Opening balance	294.79	61.66
	Additions during the year	107.73	239.87
	Deductions during the year	(402.52)	(6.74)
	Total	**-**	**294.79**
IX	**Investment fluctuation reserve**		
	Opening balance	3,619.00	3,619.00
	Additions during the year	82.00	-
	Total	**3,701.00**	**3,619.00**
X	**Foreign currency translation account**		
	Opening balance	347.15	182.03
	Additions / (deductions) during the year	431.70	165.12
	Total	**778.85**	**347.15**

HDFC Bank Limited Integrated Annual Report 2022-23 321

Schedules to the Consolidated Financial Statements
As at March 31, 2023

₹ in crore

	As at March 31, 2023	As at March 31, 2022
XI Cash flow hedge reserve		
Opening balance	(108.09)	-
Additions / (deductions) during the year	24.03	(108.09)
Total	**(84.06)**	**(108.09)**
XII Employees stock options reserve		
Opening balance	340.52	-
Additions during the year	797.32	340.52
Deductions during the year	(20.64)	-
Total	**1,117.20**	**340.52**
Total	**288,879.53**	**246,771.62**

SCHEDULE 2A - MINORITY INTEREST

₹ in crore

	As at March 31, 2023	As at March 31, 2022
Minority interest at the date on which parent subsidiary relationship came into existence	27.60	27.60
Subsequent increase	832.66	692.81
Minority interest on the date of balance sheet	860.26	720.41

Includes reserves of Employee Welfare Trust of ₹ 171.60 crore (previous year: ₹ 158.86 crore).

SCHEDULE 3 - DEPOSITS

₹ in crore

	As at March 31, 2023	As at March 31, 2022
A I Demand deposits		
(i) From banks	3,097.86	5,550.83
(ii) From others	269,819.77	232,654.39
Total	**272,917.63**	**238,205.22**
II Savings bank deposits	562,491.14	511,737.21
III Term deposits		
(i) From banks	24,091.11	9,801.89
(ii) From others	1,023,163.37	798,258.71
Total	**1,047,254.48**	**808,060.60**
Total	**1,882,663.25**	**1,558,003.03**
B I Deposits of branches in India	1,865,420.25	1,547,880.73
II Deposits of branches outside India	17,243.00	10,122.30
Total	**1,882,663.25**	**1,558,003.03**

322

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SCHEDULE 4 - BORROWINGS

₹ in crore

	As at March 31, 2023	As at March 31, 2022
I Borrowings in India		
(i) Reserve Bank of India	9,020.00	9,020.00
(ii) Other banks	17,538.29	9,975.09
(iii) Other institutions and agencies	95,782.45	88,651.96
(iv) Tier 1 and Tier 2 capital	28,550.00	17,627.00
(v) Other bonds and debentures	46,619.58	43,986.21
Total	**197,510.32**	**169,260.26**
II Borrowings outside India	**59,038.34**	**57,706.24**
Total	**256,548.66**	**226,966.50**

Secured borrowings included in I & II above: ₹ 40,658.85 crore (previous year: ₹ 32,519.01 crore) except borrowings of ₹ 9,020.00 crore (previous year: ₹ 24,204.49 crore) under repurchase transactions (including tri-party repo) and transactions under Liquidity Adjustment Facility.

SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS

₹ in crore

	As at March 31, 2023	As at March 31, 2022
I Bills payable	11,790.76	13,093.74
II Interest accrued	11,393.84	8,241.11
III Contingent provisions against standard assets	7,252.06	6,791.27
IV Others (including provisions)	70,486.11	61,792.07
Total	**100,922.77**	**89,918.19**

SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA

₹ in crore

	As at March 31, 2023	As at March 31, 2022
I Cash in hand *(including foreign currency notes)*	13,271.35	11,239.51
II Balances with Reserve Bank of India:		
(a) In current accounts	94,391.93	81,777.20
(b) In other accounts	9,526.00	37,014.00
Total	**103,917.93**	**118,791.20**
Total	**117,189.28**	**130,030.71**

HDFC Bank Limited Integrated Annual Report 2022-23 323

Schedules to the Consolidated Financial Statements
As at March 31, 2023

SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE

₹ in crore

		As at March 31, 2023	As at March 31, 2022
I	**In India**		
	(i) Balances with banks:		
	(a) In current accounts	933.34	627.61
	(b) In other deposit accounts	4,100.75	2,730.83
	Total	5,034.09	3,358.44
	(ii) Money at call and short notice:		
	(a) With banks	-	-
	(b) With other institutions	45,527.54	491.33
	Total	45,527.54	491.33
	Total	50,561.63	3,849.77
II	**Outside India**		
	(i) In current accounts	13,552.76	7,362.22
	(ii) In other deposit accounts	3,890.26	2,020.43
	(iii) Money at call and short notice	11,953.88	12,122.60
	Total	29,396.90	21,505.25
	Total	79,958.53	25,355.02

SCHEDULE 8 - INVESTMENTS

₹ in crore

		As at March 31, 2023	As at March 31, 2022
A	**Investments in India in**		
	(i) Government securities	438,861.82	367,723.10
	(ii) Other approved securities	-	-
	(iii) Shares	522.53	513.89
	(iv) Debentures and bonds	54,125.99	59,628.36
	(v) Others (Units, AIF, CDs, CPs, PTCs and security receipts)	16,570.37	18,776.09
	Total	510,080.71	446,641.44
B	**Investments outside India in**		
	(i) Government securities (including Local Authorities)	79.72	227.58
	(ii) Other investments		
	(a) Shares	2.64	2.64
	(b) Debentures and bonds	1,418.64	2,392.20
	Total	1,501.00	2,622.42
	Total	511,581.71	449,263.86
C	**Investments**		
I	**Investments in India**		
	(i) Gross value of investments	511,392.67	447,049.34
	(ii) Aggregate of provisions for depreciation	(1,311.96)	(407.90)
	(iii) Net investments	510,080.71	446,641.44
II	**Investments outside India**		
	(i) Gross value of investments	1,601.89	2,625.15
	(ii) Aggregate of provisions for depreciation	(100.89)	(2.73)
	(iii) Net investments	1,501.00	2,622.42
	Total	511,581.71	449,263.86

324

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

SCHEDULE 9 - ADVANCES

₹ in crore

			As at March 31, 2023	As at March 31, 2022
A	(i)	Bills purchased and discounted	20,720.04	29,052.42
	(ii)	Cash credits, overdrafts and loans repayable on demand	557,132.92	433,411.25
	(iii)	Term loans	1,084,096.33	958,478.61
	Total		**1,661,949.29**	**1,420,942.28**
B	(i)	Secured by tangible assets*	1,119,882.71	940,971.29
	(ii)	Covered by bank / government guarantees	45,453.63	48,387.03
	(iii)	Unsecured	496,612.95	431,583.96
	Total		**1,661,949.29**	**1,420,942.28**
	** Including advances against book debts*			
C	**I**	**Advances in India**		
		(i) Priority sector	534,388.32	390,181.51
		(ii) Public sector	135,907.74	135,693.81
		(iii) Banks	6,403.88	6,886.30
		(iv) Others	943,500.41	845,365.56
	Total		**1,620,200.35**	**1,378,127.18**
C	**II**	**Advances outside India**		
	(i)	Due from banks	2,296.29	4,909.88
	(ii)	Due from others		
		(a) Bills purchased and discounted	604.09	254.83
		(b) Syndicated loans	1,988.24	541.89
		(c) Others	36,860.32	37,108.50
	Total		**41,748.94**	**42,815.10**
	Total		**1,661,949.29**	**1,420,942.28**

(Advances are net of provisions)

HDFC Bank Limited Integrated Annual Report 2022-23 325

Schedules to the Consolidated Financial Statements
As at March 31, 2023

SCHEDULE 10 - FIXED ASSETS

₹ in crore

		As at March 31, 2023	As at March 31, 2022
A	**Premises** *(including land)*		
	Gross block		
	At cost on 31 March of the preceding year	2,209.47	2,055.77
	Additions during the year	279.98	166.72
	Deductions during the year	(26.75)	(13.02)
	Total	**2,462.70**	**2,209.47**
	Depreciation		
	As at 31 March of the preceding year	755.51	694.75
	Charge for the year	85.47	72.07
	On deductions during the year	(20.68)	(11.31)
	Total	**820.30**	**755.51**
	Net block	**1,642.40**	**1,453.96**
B	**Other fixed assets** *(including furniture and fixtures)*		
	Gross block		
	At cost on 31 March of the preceding year	15,319.05	13,110.25
	Additions during the year	4,095.99	2,721.22
	Deductions during the year	(658.86)	(512.42)
	Total	**18,756.18**	**15,319.05**
	Depreciation		
	As at 31 March of the preceding year	10,489.73	9,371.71
	Charge for the year	2,257.93	1,609.02
	On deductions during the year	(631.64)	(491.00)
	Total	**12,116.02**	**10,489.73**
	Net block	**6,640.16**	**4,829.32**
C	**Assets on lease** *(plant and machinery)*		
	Gross block		
	At cost on 31 March of the preceding year	454.69	454.69
	Additions during the year	-	-
	Total	**454.69**	**454.69**
	Depreciation		
	As at 31 March of the preceding year	410.45	410.45
	Charge for the year	-	-
	Total	**410.45**	**410.45**
	Lease adjustment account		
	As at 31 March of the preceding year	44.24	44.24
	Charge for the year	-	-
	Total	**44.24**	**44.24**
	Unamortised cost of assets on lease	**-**	**-**
	Total	**8,282.56**	**6,283.28**

326

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SCHEDULE 11 - OTHER ASSETS

₹ in crore

		As at March 31, 2023	As at March 31, 2022
I	Interest accrued	18,690.52	13,470.33
II	Advance tax / tax deducted at source (net of provisions)	5,201.11	4,289.17
III	Stationery and stamps	42.79	42.08
IV	Non banking assets acquired in satisfaction of claims	46.45	51.22
V	Security deposit for commercial and residential property	672.53	592.37
VI	Deferred Tax Assets	7,292.26	7,143.82
VII	Others [Refer Schedule 18 (10)]	119,376.62	65,321.37
	Total	**151,322.28**	**90,910.36**

SCHEDULE 12 - CONTINGENT LIABILITIES

₹ in crore

		As at March 31, 2023	As at March 31, 2022
I	Claims against the bank not acknowledged as debts - taxation	1,364.73	1,343.95
II	Claims against the bank not acknowledged as debts - others	231.71	218.90
III	Liability on account of outstanding forward exchange contracts	905,222.14	655,187.18
IV	Liability on account of outstanding derivative contracts	674,604.31	593,778.58
V	Guarantees given on behalf of constituents - in India	100,987.55	83,391.03
	- outside India	264.34	352.43
VI	Acceptances, endorsements and other obligations	61,455.55	61,563.97
VII	Other items for which the Group is contingently liable	6,823.48	4,361.59
	Total	**1,750,953.81**	**1,400,197.63**

SCHEDULE 13 - INTEREST EARNED

₹ in crore

		As at March 31, 2023	As at March 31, 2022
I	Interest / discount on advances / bills	135,767.33	106,295.34
II	Income on investments	31,173.30	25,907.06
III	Interest on balance with RBI and other inter-bank funds	1,149.25	2,630.78
IV	Others	2,664.17	1,103.23
	Total	**170,754.05**	**135,936.41**

SCHEDULE 14 - OTHER INCOME

₹ in crore

		As at March 31, 2023	As at March 31, 2022
I	Commission, exchange and brokerage	26,263.21	21,875.50
II	Profit / (loss) on sale of investments (net)	(485.59)	785.20
III	Profit / (loss) on revaluation of investments (net)	(545.82)	1,546.40
IV	Profit / (loss) on sale of building and other assets (net)	93.38	70.76
V	Profit / (loss) on exchange / derivative transactions (net)	4,081.85	3,907.91
VI	Miscellaneous income	4,505.02	3,573.22
	Total	**33,912.05**	**31,758.99**

HDFC Bank Limited Integrated Annual Report 2022-23 327

Schedules to the Consolidated Financial Statements
As at March 31, 2023

SCHEDULE 15 - INTEREST EXPENDED

₹ in crore

		As at March 31, 2023	As at March 31, 2022
I	Interest on deposits	61,509.59	48,901.00
II	Interest on RBI / inter-bank borrowings	12,796.49	9,518.48
III	Other interest	3,473.86	164.85
	Total	**77,779.94**	**58,584.33**

SCHEDULE 16 - OPERATING EXPENSES

₹ in crore

		As at March 31, 2023	As at March 31, 2022
I	Payments to and provisions for employees	20,016.85	15,897.03
II	Rent, taxes and lighting	2,244.52	1,760.26
III	Printing and stationery	732.84	548.06
IV	Advertisement and publicity	269.95	262.54
V	Depreciation on bank's property	2,345.47	1,680.73
VI	Directors' fees / remuneration, allowances and expenses	14.51	7.78
VII	Auditors' fees and expenses	7.82	6.26
VIII	Law charges	348.89	282.35
IX	Postage, telegram, telephone etc.	724.08	636.87
X	Repairs and maintenance	2,176.50	1,772.27
XI	Insurance	2,250.00	1,910.45
XII	Other expenditure*	20,402.26	15,547.83
	Total	**51,533.69**	**40,312.43**

**Includes professional fees, commission to sales agents, card and merchant acquiring expenses and system management fees.*

328

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Schedule 17 - Significant accounting policies appended to and forming part of the consolidated financial statements for the year ended March 31, 2023

A BACKGROUND

HDFC Bank Limited ('HDFC Bank' or 'the Bank'), incorporated in Mumbai, India is a publicly held banking company engaged in providing a range of banking and financial services including retail banking, wholesale banking and treasury operations. The Bank is governed by the Banking Regulation Act, 1949 and the Companies Act, 2013. The Bank has overseas branch operations in Bahrain, Hong Kong, Dubai and Offshore Banking Unit at International Financial Service Centre (IFSC), GIFT City, India. The financial accounting systems of the Bank are centralised and, therefore, accounting returns are not required to be submitted by branches of the Bank.

HDB Financial Services Limited (HDBFSL) and HDFC Securities Limited (HSL) are subsidiaries of the Bank. HDBFSL is a non-deposit taking non-banking finance company. HSL is a financial services provider along with broking as a core product.

B PRINCIPLES OF CONSOLIDATION

The consolidated financial statements comprise the financial statements of the Bank and its subsidiaries constituting the 'Group'. The Bank consolidates its subsidiaries in accordance with Accounting Standard ('AS') 21, Consolidated Financial Statements, specified under Section 133 of the Companies Act, 2013, on a line-by-line basis by adding together the like items of assets, liabilities, income and expenditure, after necessary elimination of intra-group transactions and intra-group balances. Capital reserve / Goodwill on consolidation represent the difference between the Bank's share in the net worth of the subsidiary and the cost of acquisition at the time of making the investment in the subsidiary.

C BASIS OF PREPARATION

The consolidated financial statements have been prepared and presented under the historical cost convention and accrual basis of accounting, unless otherwise stated and are in accordance with Generally Accepted Accounting Principles in India ('GAAP'), statutory requirements prescribed under the Third Schedule of the Banking Regulation Act, 1949, directions, circulars and guidelines issued by the Reserve Bank of India ('RBI') from time to time (RBI guidelines), Accounting Standards ('AS') specified under Section 133 of the Companies Act, 2013 read together with the Companies (Accounts) Rules, 2014 and the Companies (Accounting Standards) Rules, 2021, in so far as they apply to banks.

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires the management to make estimates and necessary assumptions in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the consolidated financial statements and the reported income and expenses for the reporting year. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. Actual results could differ from these estimates. Any revision in the accounting estimates is recognised prospectively in the current and future periods.

Basis of consolidation

The consolidated financial statements present the accounts of HDFC Bank Limited with its following subsidiaries:

Name	Relation	Country of incorpo-ration	Ownership interest**
HDFC Securities Limited	Subsidiary	India	95.57%
HDB Financial Services Limited	Subsidiary	India	94.84%
HDB Employee Welfare Trust	*	India	

The financial statements of HDBFSL and HSL have been prepared in accordance with notified Indian Accounting Standards ('Ind-AS') with effect from April 01, 2018. The financial statements used for consolidation are special purpose financial statements prepared in accordance with Generally Accepted Accounting Principles in India ('GAAP') specified under Section 133 of the Companies Act, 2013 read together with the Companies (Accounts) Rules, 2014 and the Companies (Accounting Standards) Rules, 2021.

* The accounts of HDB Employee Welfare Trust, a trust established for providing general welfare measures such as medical relief and educational assistance to the employees of the Bank and their dependents has been entirely consolidated.

** Denotes HDFC Bank's direct interest.

During the year ended March 31, 2023 the Bank's shareholding in HDFC Securities Limited decreased from 95.96% to 95.57% on account of the stock options exercised by minority stakeholders.

During the year ended March 31, 2023 the Bank's shareholding in HDB Financial Services Limited decreased

HDFC Bank Limited Integrated Annual Report 2022-23 329

Schedules to the Consolidated Financial Statements
As at March 31, 2023

from 94.96% to 94.84% on account of the stock options exercised by minority stakeholders.

The audited financial statements of the subsidiary companies, entity controlled by the Bank have been drawn up to the same reporting date as that of the Bank, i.e. March 31, 2023.

D SIGNIFICANT ACCOUNTING POLICIES

1 Investments

HDFC Bank Limited

Classification:

In accordance with the RBI guidelines, investments are classified on the date of purchase into "Held for Trading" ('HFT'), "Available for Sale" ('AFS') and "Held to Maturity" ('HTM') categories (hereinafter called "categories"). Subsequent shifting amongst the categories is done in accordance with the RBI guidelines. Under each of these categories, investments are further classified under six groups (hereinafter called "groups") - Government Securities, Other Approved Securities, Shares, Debentures and Bonds, Investments in Subsidiaries / Joint Ventures and Other Investments.

Purchase and sale transactions in securities are accounted on settlement date except in the case of equity shares which are accounted on trade date.

Basis of classification:

Investments that are held for resale within 90 days from the date of purchase are classified under HFT category. Investments which the Bank intends to hold till maturity are classified under HTM category. Investments in the equity of subsidiaries / joint ventures are classified under HTM category. Investments which are not classified in either of the above categories are classified under AFS category.

Acquisition cost:

Brokerage, commission, etc. and broken period interest on debt instruments are recognised in the Profit and Loss Account and are not included in the cost of acquisition.

Disposal of investments:

Profit / Loss on sale of investments under the aforesaid three categories is recognised in the Profit and Loss Account. Cost of investments is determined based on the weighted average cost method. The profit from sale of investment under HTM category, net of taxes and transfer to statutory reserve is appropriated from the Profit and Loss Account to "Capital Reserve".

Short sale:

The Bank undertakes short sale transactions in Central Government dated securities in accordance with the RBI guidelines. The short position is categorised under HFT category and netted off from investments. The short position is marked to market and loss, if any, is charged to the Profit and Loss Account while gain, if any, is ignored. Profit / Loss on short sale is recognised on settlement date.

Valuation:

Investments classified under AFS and HFT categories are marked to market individually and depreciation / appreciation is aggregated for each group. Net depreciation, if any, compared to the acquisition cost, in any of the six groups, is charged to the Profit and Loss Account. The net appreciation, if any, in any of the six groups is not recognised except to the extent of depreciation provided earlier. The book value of individual securities is not changed on such revaluation of investments.

Traded investments are valued based on the trades / quotes on the recognised stock exchanges or prices published by Financial Benchmarks India Pvt Ltd. (FBIL) with Fixed Income Money Market and Derivatives Association (FIMMDA) as the calculating agent. Investments denominated in foreign currencies are valued based on the prices provided by market information providers such as Bloomberg, Refinitiv, etc.

The market value of unquoted government of India securities, state government securities and special bonds such as oil bonds, fertilizer bonds etc. issued by the government of India, is computed as per the prices published by FBIL with FIMMDA as the calculating agent.

The valuation of other unquoted fixed income securities (viz. other approved securities and bonds and debentures), and preference shares, is done with appropriate mark-up, i.e. applicable FIMMDA published credit spread over the Yield to Maturity (YTM) rates for government of India securities as published by FBIL with FIMMDA as the calculating agent.

Unquoted equity shares are valued at the break-up value, if the latest Balance Sheet is available or at ₹ 1 for each company.

Units of mutual funds are valued at the latest net asset value declared by the respective schemes of the mutual fund.

Treasury bills, commercial papers and certificate of deposits being discounted instruments, are valued at carrying cost.

Investments in Security receipts (SR) and unquoted units of Infrastructure Investment Trust (InvIT) are valued as per the net asset value provided by the issuing Asset Reconstruction Company and InvIT trust respectively.

Investments in unquoted units of Alternative Investment Fund (AIF) are categorised, at the discretion of the Bank, under HTM category for an initial period of three years and

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valued at cost during this period. Such investments are transferred to the AFS category after the said period of three years. Investments in AFS category are valued at NAV shown by the AIF in its financial statements. Units are valued based on the latest audited financials of the AIF, if available, or at ₹ 1 per AIF as per the RBI guidelines.

Pass Through Certificates (PTC) including Priority Sector-PTCs are valued by using FIMMDA credit spread as applicable for the NBFC category, based on the credit rating of the respective PTC over the YTM rates for government of India securities published by FBIL with FIMMDA as the calculating agent.

Investments classified under HTM category are carried at their acquisition cost and not marked to market. Any premium on acquisition is amortised over the remaining maturity period of the security on a constant yield to maturity basis. Such amortisation of premium is adjusted against interest income from investments. Any diminution, other than temporary, in the value of investments in HTM category is provided for.

Non-performing investments are identified and provision are made thereon based on the RBI guidelines. The provision on such non-performing investments is not set off against the appreciation in respect of other performing investments. Interest on non-performing investments is not recognised until received.

Repurchase and reverse repurchase transactions:

Repurchase (Repo) and reverse repurchase (Reverse Repo) transactions are reflected as borrowing and lending transactions respectively.

Borrowing cost on repo transactions is accounted as interest expense and revenue on reverse repo transactions is accounted as interest income.

HDFC Securities Limited

Investments that are readily realisable and are intended to be held for not more than one year from the date, on which such investments are made, are classified as current investments. All other investments are classified as long term investments. Current investments are carried at cost or fair value, whichever is lower. Long-term investments are carried at cost. However, provision for diminution is made to recognise a decline, other than temporary, in the value of the investments, such reduction being determined and made for each investment individually.

HDB Financial Services Limited

Investments expected to mature after twelve months are taken as long term / non-current investment and stated at cost. Provision is recognised only in case of diminution, which is other than temporary in nature. Investments maturing within three months from the date of acquisition are classified as cash equivalents if they are readily convertible into cash. All other investments are recognised as short term / current investments and are valued at lower of cost and net realisable value.

2 Advances

HDFC Bank Limited

Classification:

Advances are classified as performing and non-performing based on the RBI guidelines and are stated net of bills rediscounted, inter-bank participation with risk, specific loan loss provision, interest in suspense for non-performing advances, claims received from Credit Guarantors, provision for funded interest term loan and provision for diminution in the fair value of restructured assets.

Provisioning:

The Bank classifies its loans and investments, including at overseas branches and overdues from crystallised derivative contracts, into performing and non-performing in accordance with RBI guidelines. Further the NPAs are classified into sub-standard, doubtful and loss assets based on the RBI guidelines. Non-performing assets are upgraded into standard as per the extant RBI guidelines.

Specific loan loss provision in respect of non-performing advances is made based on management's assessment of the degree of impairment of advances, subject to the minimum provisioning prescribed by the RBI.

The specific provision for retail non-performing advances is also made based on the nature of product and delinquency levels.

Specific loan loss provision in respect of non-performing advances is included under Provisions and Contingencies.

Non-performing advances are written-off in accordance with the Bank's policy. Recoveries from bad debts written-off are included under other income.

In relation to derivative contracts with non-performing borrowers, the Bank makes provision for the entire amount of overdue and future receivables relating to positive marked to market value of the said derivative contracts.

The Bank maintains general provision for standard assets including credit exposures computed as per the current marked to market values of interest rate and foreign exchange derivative contracts and gold. The Bank also maintains general provision for unhedged foreign currency exposures of borrowers as prescribed by RBI. In the case of overseas branches, general provision on standard assets

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is maintained at the higher of the levels stipulated by the respective overseas regulator or RBI. The provision for standard assets is included under other liabilities.

In addition to the above, the Bank on a prudent basis makes provision on advances or exposures which are not NPAs, but has reasons to believe on the basis of the extant environment or specific information or basis regulatory guidance / instructions, of a possible slippage of a specific advance or a group of advances or exposures or potential exposures. These are classified as contingent provisions and included under other liabilities.

Provision made in addition to the Bank's policy for specific loan loss provision for non-performing assets, possible slippage of specific exposures and regulatory general provision is categorised as floating provision. Creation of floating provision is considered by the Bank up to a level approved by the Board of Directors. Floating provisions are used only for contingencies under extraordinary circumstances and for making specific provisions for non-performing accounts. Floating provisions are included under other liabilities.

Further to the provisions required to be held according to the asset classification status, provision is held for individual country exposures (other than for home country exposure). Countries are categorised into risk categories as per Export Credit Guarantee Corporation of India Ltd. ('ECGC') guidelines and provisioning is made in respect of that country where the net funded exposure is one percent or more of the Bank's total assets. Provision for country risk is included under other liabilities.

In accordance with the RBI guidelines on the prudential framework for resolution of stressed assets and the resolution frameworks for COVID-19 related stress and its Board approved policy, the Bank has implemented resolution plans for eligible borrowers. The asset classification and necessary provision thereon is made in accordance with the said RBI guidelines. The restructured loans are upgraded into standard category as per the extant RBI guidelines.

HDB Financial Services Limited

Classification:

Receivables under financing activity are classified as standard, sub-standard and doubtful assets as per the Company policy approved by the Board and as per RBI guidelines. The rates applied for making provisions on non-performing assets (NPA) are higher than those required by the relevant RBI guidelines. Interest on non-performing assets is transferred to an interest suspense account and not recognised in the Profit and Loss Account until received.

Receivables under financing activity are recognised on disbursement of loan and in case of new asset financing on the transfer of ownership.

Provisioning:

The Company assesses all receivables for their recoverability and accordingly recognises provision for non-performing and doubtful assets as per approved Company policies and guidelines. The Company ensures provisions made are not lower than as stipulated by RBI guidelines.

The Company provides 0.40% on standard assets as stipulated by RBI guidelines.

Loan origination costs:

Brokerage, commission, incentive to employee, etc. paid at the time of acquisition of loans are charged to expenses.

3 Securitisation and transfer of assets

HDFC Bank Limited

Assets transferred through securitisation and direct assignment of cash flows are de-recognised in the Balance Sheet when they are sold (true sale criteria being fully met with) and consideration is received. Sales / transfers that do not meet true sale criteria are accounted for as borrowings. For a securitisation or direct assignment transaction, the Bank recognises profit upon receipt of the funds and loss is recognised at the time of sale.

On sale of stressed assets, if the sale is at a price below the net book value (i.e., funded outstanding less specific provisions held), the shortfall is charged to the Profit and Loss Account and if the sale is for a value higher than the net book value, the excess provision is credited to the Profit and Loss Account in the year when the sum of cash received by way of initial consideration and / or redemption or transfer of security receipts issued by SC / RC exceeds the net book value of the loan at the time of transfer.

In respect of stressed assets sold under an asset securitisation, where the investment by the bank in security receipts (SRs) issued against the assets transferred by it is more than 10 percent of such SRs, provisions held against outstanding SRs are higher of the provisions required in terms of net asset value declared by the Securitisation Company ('SC') / Reconstruction Company ('RC') and provisions as per the extant norms applicable to the underlying loans, notionally treating the book value of these SRs as the corresponding stressed loans assuming the loans remained in the books of the Bank.

The Bank invests in Pass Through Certificates (PTCs) issued by Special Purpose Vehicles (SPVs). These are accounted at acquisition cost and are classified as investments. The Bank also buys loans through the direct assignment route

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which are classified as advances. These are carried at acquisition cost unless it is more than the face value, in which case the premium is amortised based on effective interest rate method.

The Bank transfers advances through inter-bank participation with and without risk. In the case of participation with risk, the aggregate amount of the participation issued by the Bank is reduced from advances. In case where the Bank is assuming risk by participation, the aggregate amount of the participation is classified under advances. In the case of issue of participation certificate without risk, the aggregate amount of participation issued by the Bank is classified under borrowings and where the Bank is acquiring participation certificate, the aggregate amount of participation acquired is shown as due from banks under advances.

HDB Financial Services Limited

- Prior to Issuance of RBI Circular dated August 21, 2012
  - a) On receivables being assigned / securtised, the assets are de-recognised as all the rights, title, future receivables & interest thereof are assigned to the purchaser.
  - b) Gains arising on assignment of receivables will be recognised at the end of the tenure of assignment contract as per the RBI guidelines, while loss, if any is recognised upfront.
- Post Issuance of RBI Circular dated August 21, 2012
  - a) Securitised receivables are de-recognised in the Balance Sheet when they are sold i.e. they meet true sale criteria.
  - b) Gains arising out of securitisation of assets are recognised over the tenure of the securities issued by Special Purpose Vehicle Trust (SPV).
  - c) The excess interest spread on the securitisation transactions are recognised in the Profit and Loss Account only when it is redeemed in cash by the SPV after adjusting for overdue receivable for more than 90 days. Losses, if any, are recognised upfront.

4 Fixed assets and depreciation

HDFC Bank Limited

Fixed assets are stated at cost less accumulated depreciation as adjusted for impairment, if any. Cost includes cost of purchase and all expenditure like site preparation, installation costs and professional fees incurred on the asset before it is ready to use. Subsequent expenditure incurred on assets put to use is capitalised only when it increases the future benefit / functioning capability from / of such assets.

Depreciation is charged over the estimated useful life of the fixed asset on a straight-line basis. The management believes that the useful life of assets assessed by the Bank, pursuant to Part C of Schedule II to the Companies Act, 2013, taking into account changes in environment, changes in technology, the utility and efficacy of the asset in use, fairly reflects its estimate of useful lives of the fixed assets. The estimated useful lives of key fixed assets are given below:

Asset	Estimated useful life as assessed by the Bank	Estimated useful life specified under Schedule II of the Companies Act, 2013
Owned Premises	60 years	60 years
Automated Teller Machines (ATMs)	10 years	15 years
Electrical equipments and installations	6 to 8 years	10 years
Office equipments	3 to 6 years	5 years
Computers	3 years	3 years
Modems, routers, switches, servers, network and related IT equipments	3 to 6 years	6 years
Motor cars	4 years	8 years
Furniture and fittings	16 years	10 years

- Improvements to lease hold premises are amortised over the remaining primary period of lease.
- Software and system development expenditure is amortised over a period of 5 years.
- Point of Sales (PoS) terminals are depreciated over a period of 4 years.
- For assets purchased and sold during the year, depreciation is provided on pro-rata basis.
- Whenever there is a revision of the estimated useful life of an asset, the unamortised depreciable amount is charged over the revised remaining useful life of the said asset.
- Profit on sale of immovable property net of taxes and transfer to statutory reserve, are transferred to capital reserve.
- Assets (other than PoS terminals) costing less than ₹ 5,000 individually, are fully depreciated in the year of purchase.

HDFC Securities Limited

Tangible fixed assets are stated at acquisition cost, net of accumulated depreciation and accumulated impairment losses, if any. Cost comprises purchase price and expenses directly attributable to bringing the asset to its working condition for the intended use. Subsequent expenditures

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related to an item of fixed asset are added to its book value only if it increases the future benefits from the existing asset beyond its previously assessed standard of performance.

Items of fixed assets that have been retired from active use and are held for disposal are stated at the lower of their net book value and net realisable value and are shown separately in the financial statements.

Gains or losses arising from disposal or retirement of tangible fixed assets are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised net, within "Other Income" or "Other Expenses", as the case maybe, in the Profit and Loss Account in the year of disposal or retirement.

Capital work-in-progress are fixed assets which are not yet ready for their intended use. Such assets are carried at cost comprising direct cost and related incidental expenses.

Depreciation is provided on a pro-rata basis to fully depreciate the assets using the straight-line method over the estimated useful lives of the assets.

For the following categories of assets, depreciation on tangible fixed assets has been provided on the straight-line method as per the useful life prescribed in Schedule II to the Companies Act, 2013:

Asset	Estimated useful life
Computer hardware	3 years
Office equipments	5 years
Furniture and fixtures	10 years
Leasehold improvements	Over the remaining period of the lease or estimated life, whichever is shorter
Electricals	10 years
Office premises	60 years

For the following categories of assets, the Company has assessed useful life based on technical advice, taking into account the nature of the asset, the estimated usage of asset, the operating condition of asset, anticipated technological changes and utility in the business, as below:

Asset	Estimated useful life
Vehicles	4 years
Network & servers	4 years

- All tangible assets costing less than ₹ 5,000 individually are fully depreciated in the year of purchase .
- Useful lives are reviewed at each financial year end and adjusted if required.
- Intangible assets are stated at acquisition cost, net of accumulated amortisation and accumulated impairment losses, if any.
- Cost of an intangible asset includes purchase price, non-refundable taxes and duties and any other directly attributable expenditure on making the asset ready for its intended use and net of any trade discounts and rebates. Subsequent expenditure on an intangible asset is charged to the Profit and Loss Account as an expense unless it is probable that such expenditure will enable the intangible asset increase the future benefits from the existing asset beyond its previously assessed standard of performance and such expenditure can be measured and attributed to the intangible asset reliably, in which case, such expenditure is capitalised.
- Expenditure on software development eligible for capitalisation are carried as Intangible assets under development where such assets are not yet ready for their intended use.
- Intangible assets are amortised on a straight-line basis over their estimated useful lives. The amortisation period and the amortisation method are reviewed at least at each reporting date. If the expected useful life of the asset is significantly different from previous estimates, the amortisation period is changed accordingly.
- Gains or losses arising from the retirement or disposal of an intangible asset are determined as the difference between the net disposal proceeds and the carrying amount of the asset and recognised as income or expense in the Profit and Loss Account in the year of disposal.
- All intangible assets costing less than ₹ 5,000 individually are fully amortised in the year of acquisition.

The estimated useful lives of intangible assets used for amortisation are:

Asset	Estimated useful life
Computer software licenses	5 years
Electronic trading platform (Website)	5 years
Bombay Stock Exchange card	10 years

HDB Financial Services Limited

Fixed assets are stated at cost less accumulated depreciation and impairment, if any. The cost of fixed assets comprise purchase price and any attributable cost of bringing the asset to its working condition for its intended use. Subsequent expenditure incurred on assets put to use is capitalised only when it increases the future benefit / functioning capability from / of such assets.

Depreciation is charged over the estimated useful life of the fixed assets on a straight line basis in the manner prescribed in Schedule II of the Companies Act, 2013. The estimated

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lives used and differences from the lives prescribed under Schedule II are noted in the table below:

Asset	Estimated useful life as assessed by the Company	Estimated useful life under Schedule II of Companies Act, 2013
Building	60 years	60 years
Leasehold improvements	Tenure of lease agreements	Tenure of lease agreements
Motor cars	4 years	8 years
Computers	2-5 years	3 years
Furniture and fixtures	3-7 years	10 years
Office equipments	3-5 years	5 years

- Improvements to lease hold premises are charged off over the primary period of lease or its useful life, whichever is lower.
- Items costing less than ₹ 5,000 are fully depreciated in the year of purchase.
- The Company has estimated Nil residual value at the end of the useful life for all block of assets.
- For assets purchased and sold during the year, depreciation is being provided on pro-rata basis by the Company.

Software and system development expenditure are capitalised at cost of acquisition including cost attributable to bring the same in working condition and the useful life of the same is estimated of 3 years with zero residual value. Any expenses on such software for support and maintenance payable annually are charged to the Profit and Loss Account.

5 Impairment of assets

The Group assesses at each Balance Sheet date whether there is any indication that an asset may be impaired. Impairment loss, if any, is provided to the extent the carrying amount of assets exceeds their estimated recoverable amount.

6 Translation of foreign currency items

HDFC Bank Limited

Foreign currency income and expenditure items of domestic operations are translated at the exchange rates prevailing on the date of the transaction. Income and expenditure items of integral foreign operations (representative offices) are translated at the weekly average closing rates and of non-integral foreign operations (foreign branches and offshore banking units) at the monthly average closing rates.

Outstanding foreign currency monetary items of domestic and integral foreign operations are translated at the closing exchange rates notified by Foreign Exchange Dealers' Association of India (FEDAI) as at the Balance Sheet date and the resulting net revaluation profit or loss is recognised in the Profit and Loss Account.

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations are translated at closing exchange rates notified by FEDAI at the Balance Sheet date and the resulting profit / loss arising from exchange differences are accumulated in the Foreign Currency Translation Reserve until disposal of the non-integral foreign operations in accordance with AS-11, The Effects of Changes in Foreign Exchange Rates and the extant RBI guidelines.

Foreign currency denominated contingent liabilities on account of foreign exchange and derivative contracts, guarantees, letters of credit, acceptances and endorsements are translated at closing rates of exchange notified by FEDAI as at the Balance Sheet date.

HDFC Securities Limited

Foreign currency transactions are recorded at the rates of exchange prevailing on the date of the transaction. Exchange differences, if any arising out of transactions settled during the year are recognised in the Profit and Loss Account. Monetary assets and liabilities denominated in foreign currencies as at the Balance Sheet date are translated at the closing exchange rate on that date. The exchange differences, if any, are recognised in the Profit and Loss Account and related assets and liabilities are accordingly restated in the Balance Sheet.

7 Foreign exchange and derivative contracts

HDFC Bank Limited

Foreign exchange spot and forward contracts, outstanding as at the Balance Sheet date and held for trading, are revalued at the closing spot and forward rates respectively as notified by FEDAI and at interpolated rates for contracts of interim maturities. The USD-INR exchange rate for valuation of contracts having longer maturities i.e. greater than one year, is derived using the USD-INR spot rate as well as relevant INR yield curve and USD yield curve. For other currency pairs and non-deliverable contracts, the forward points (for rates / tenors not published by FEDAI) are obtained / derived basis data published by Refinitiv or Bloomberg for valuation of the contracts. Valuation is considered on present value basis. For this purpose, the forward profit or loss on the contracts are discounted to the valuation date using the discounting yields. The resulting profit or loss on valuation is recognised in the Profit and Loss Account. Marked to market value of foreign exchange contracts are classified as assets when the fair value is positive or as liabilities when the fair value is negative.

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Foreign exchange forward contracts not intended for trading, that are entered into to establish the amount of reporting currency required or available at the settlement date of a transaction and are outstanding at the Balance Sheet date, are effectively valued at the closing spot rate. The premium or discount arising at the inception of such forward exchange contract is amortised on a straight line basis as expense or income over the life of the contract.

The Bank recognises all derivative contracts at fair value, on the date on which such derivative contracts are entered into and are re-measured at fair value as at the Balance Sheet date. Marked to market values of such derivatives are classified as assets when the fair value is positive or as liabilities when the fair value is negative.

The Bank as part of its risk management strategy, makes use of derivative instruments, including foreign exchange forward contracts, for hedging the risk embedded in some of its financial assets or liabilities recognised on the balance sheet. The Bank identifies the hedged item (asset or liability) at the inception of the transaction itself. Hedge effectiveness is ascertained at the time of the inception of the hedge and at the reporting date thereafter.

In case of a fair value hedge, the changes in the fair value of the hedging instruments and hedged items are recognised in the Profit and Loss Account and in case of cash flow hedges, the changes in fair value of effective portion are recognised in Reserves and Surplus under 'Cash flow hedge reserve' and ineffective portion of an effective hedging relationship, if any, is recognised in the Profit and Loss Account. The accumulated balance in the cash flow hedge reserve, in an effective hedging relationship, is recycled in the Profit and Loss Account at the same time that the impact from the hedged item is recognised in the Profit and Loss Account.

HDB Financial Services Limited

Derivative contracts are designated as cash flow hedges, the hedging instrument is measured at fair value and any gain or loss that is determined to be an effective hedge is recognised within equity i.e., Cash Flow Hedge Reserve. Amounts recognised in equity are transferred to the Profit and Loss Account in the same period as the cash flows of hedged items affect the Profit and Loss Account. When a derivative contract expires or is sold or if a hedge no longer meets the criteria for hedge accounting, any cumulative profit or loss in the Cash Flow Hedge Reserve is retained in equity until the hedged cash flow is recognised in the Profit and Loss Account. However, if hedged cash flows are no longer expected to occur, the profit or loss against the corresponding derivative contract, accumulated in the Cash Flow Hedge Reserve, is immediately released through the Profit and Loss Account. Changes in the fair values of derivative instruments that do not qualify for hedge accounting are recognised immediately in the Profit and Loss Account.

8 Revenue recognition

HDFC Bank Limited

- Interest income is recognised in the Profit and Loss Account on an accrual basis, except in the case of non-performing assets and overdue interest on retail EMI based performing advances, which are recognised when realised. In case of domestic advances, where interest is collected on rear end basis, such interest is accounted on receipt basis in accordance with the RBI communication.
- Interest income on investments in PTCs and loans bought out through the direct assignment route is recognised at their effective interest rate.
- Income on non-coupon bearing discounted instruments is recognised over the tenor of the instrument on a constant yield basis.
- Dividend on equity shares and preference shares is recognised as income when the right to receive the dividend is established.
- Income from units of mutual funds / AIF is recognised on cash basis.
- Loan processing fee is recognised as income when due. Syndication / Arranger fee is recognised as income when a significant act / milestone is completed.
- Gain / loss on sell down of loans is recognised in line with the extant RBI guidelines.
- Guarantee commission, commission on letter of credit, annual locker rent fees and annual fees for credit cards are recognised on a straight-line basis over the period of contract. Other fees and commission income are recognised when due, where the Bank is reasonably certain of ultimate collection.
- Fees paid / received for priority sector lending certificates (PSLC) is recognised on straight-line basis over the period of the certificate.

HDFC Securities Limited

- Income from services rendered as a broker is recognised upon rendering of the services.
- Fees for subscription based services are received periodically but are recognised as earned on a pro-rata basis over the term of the contract.
- Commissions from distribution of financial products are recognised upon allotment of the securities to the applicant or as the case may be, on issue of the insurance policy to the applicant.

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- Commissions and fees recognised as aforesaid are exclusive of goods and service tax, securities transaction tax, stamp duties and other levies by SEBI and stock exchanges.
- Interest is earned on delayed payments from clients and amounts funded to them as well as term deposits with banks.
- Interest income is recognised on a time proportion basis taking into account the amount outstanding from customers or on the financial instrument and the rate applicable.
- Dividend income is recognised when the right to receive the dividend is established.

HDB Financial Services Limited

- Interest income is recognised in the Profit and Loss Account on an accrual basis. In case of Non-Performing Assets (NPA), interest income is recognised upon realisation as per the RBI Guidelines. Interest accrued and not realised before the classification of the asset as an NPA is reversed and credited to the interest suspense account.
- Income from BPO services and other financial charges are recognised on an accrual basis, except in case of cheque bouncing charges, late payment charges, foreclosure charges and application money, which are accounted as and when received.
- Upfront / processing fees are recovered and recognised at the time of disbursement of loan.

9 Employee benefits

HDFC Bank Limited

Stock based Employee Compensation:

The Employee Stock Option Scheme ('the Scheme') provides for the grant of options to acquire equity shares of the Bank to its employees and whole time directors. The Employee Stock Incentive Master Scheme -2022 (ESIS-2022) provides for the grant of Restricted Stock Units (RSUs) to acquire equity shares of the Bank to its employees and whole-time directors. The options / units granted shall vest as per their vesting schedule and these may be exercised within a specified period.

The Bank follows the intrinsic value method to account for its stock-based employee compensation plans in respect of options granted up to March 31, 2021. Compensation cost is measured by the excess, if any, of the market price of the underlying stock over the exercise price as determined under the option plan. The market price is the closing price on the stock exchange where there is highest trading volume on the working day immediately preceding the date of grant.

Effective April 01, 2021, the fair value of share-linked instruments on the date of grant for all instruments granted after March 31, 2021 is recognised as an expense in accordance with the RBI guidelines on Compensation of Whole Time Directors / Chief Executive Officers / Material Risk Takers and Control Function staff. The fair value of the stock-based employee compensation is estimated on the date of grant using Black-Scholes model.

The compensation cost is amortised on a straight-line basis over the vesting period after adjusting estimated forfeiture. Ultimately, the cost for all instruments that vest is recognized. The compensation expense is recognised in the Profit and Loss Account with a corresponding credit to Employee Stock Options Reserve. On exercise of the stock options, corresponding balance in Employee Stock Options Reserve is transferred to Share Premium. In respect of the options which expire unexercised, the balance standing to the credit of Employee Stock Options Reserve is transferred to General Reserve.

Gratuity:

The Bank has an obligation towards gratuity, a defined benefit retirement plan covering all eligible employees. The plan benefit vests upon completion of five years of service and is in the form of lump sum amount, without an upper limit, equivalent to 15 days' basic salary payable for each completed year of service to all eligible employees on resignation, retirement, death while in employment or on termination of employment. The Bank makes contributions to a recognised Gratuity Trust administered by trustees and whose funds are managed by insurance companies. In respect of erstwhile Lord Krishna Bank (eLKB) employees, the Bank makes contribution to a fund set up by eLKB and administered by the Board of Trustees.

The defined gratuity benefit plans are valued by an independent actuary as at the Balance Sheet date using the projected unit credit method as per the requirement of AS-15, Employee Benefits, to determine the present value of the defined benefit obligation and the related service costs. The actuarial calculations entails assumptions about demographics, early retirement, salary increases and interest rates. Actuarial gain or loss is recognised in the Profit and Loss Account.

Superannuation:

The Bank has a Superannuation Plan under which employees of the Bank, above a prescribed grade, are entitled to receive retirement benefits either through salary or under a defined contribution plan. For those opting for a defined contribution plan, the Bank contributes a sum equivalent to 13% of the employee's eligible annual basic salary (15% for the whole time directors and for certain

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eligible employees of the erstwhile Centurion Bank of Punjab (eCBoP staff)) to a Trust administered by trustees and whose funds are managed by insurance companies. The Bank has no liability towards future superannuation fund benefits other than its contribution, and recognises such contribution as an expense in the year incurred.

Provident fund:

The Bank is covered under the Employees Provident Fund and Miscellaneous Provisions Act, 1952 and accordingly all employees of the Bank are entitled to receive benefits under the provident fund. The Bank contributes an amount, on a monthly basis, at a determined rate (currently 12% of employee's basic salary). Of this, the Bank contributes an amount equal to 8.33% of employee's basic salary up to a maximum salary level of ₹ 15,000/- per month, to the Pension Scheme administered by the Regional Provident Fund Office. The balance amount out of the 12% employer's share is contributed to an exempted Trust set up by the Bank and administered by a Board of Trustees. The Bank recognises such contributions as an expense in the year in which it is incurred. Interest payable to the members of the exempted trust shall not be lower than the statutory rate of interest declared by the Central Government under the Employees Provident Funds and Miscellaneous Provisions Act, 1952 and shortfall, if any, shall be made good by the Bank.

The guidance note on implementing AS-15, Employee Benefits, states that benefits involving employer established provident funds, which require interest shortfalls to be provided, are to be considered as defined benefit plan. Actuarial valuation of this Provident Fund interest shortfall is done as per the guidance note issued in this respect by The Institute of Actuaries of India (IAI) and provision towards this liability is made.

The overseas branches of the Bank make contribution to the respective applicable government social security scheme calculated as a percentage of the employees' salaries. The Bank's obligations are limited to these contributions, which are expensed when due, as such contribution is in the nature of defined contribution.

Pension:

In respect of pension payable to certain eLKB employees under the Lord Krishna Bank (Employees) Pension Scheme, which is a defined benefit scheme, the Bank contributes 10% of basic salary to a pension trust set up by the Bank and administered by the Board of Trustees and an additional amount towards the liability shortfall based on an independent actuarial valuation as at the Balance Sheet date, which includes assumptions about demographics, early retirement, salary increases and interest rates.

In respect of certain eLKB employees who had moved to a Cost to Company (CTC) based compensation structure and had completed less than 15 years of service, the contribution which was made until then, is maintained as a fund and will be converted into annuity on separation after a lock-in-period of two years. For this category of employees, liability stands frozen and no additional provision is required except for interest as applicable to Provident Fund, which is provided for.

In respect of certain eLKB employees who moved to a CTC structure and had completed service of more than 15 years, pension would be paid on separation based on salary applicable as on the date of movement to CTC structure. Provision thereto is made based on an independent actuarial valuation as at the Balance Sheet date.

National Pension Scheme (NPS):

In respect of employees who opt for contribution to the NPS, the Bank contributes certain percentage of the basic salary of employees to the aforesaid scheme, a defined contribution plan, which is managed and administered by pension fund management companies. The Bank has no liability other than its contribution, and recognises such contributions as an expense in the year incurred.

HDFC Securities Limited

Short term

Short term employee benefits include salaries and performance incentives. A liability is recognised for the amount expected to be paid under short-term cash bonus or target based incentives if the Company has a present legal or informal obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably. These costs are recognised as an expense in the Profit and Loss Account at the undiscounted amount expected to be paid over the period of services rendered by the employees to the Company.

Post-employment

The Company offers its employees long term benefits by way of defined-contribution and defined-benefit plans, of which some have assets in special funds or securities. The plans are financed by the Company and in the case of some defined contribution plans by the Company along with its employees.

Defined-contribution plans

These are plans in which the Company pays pre-defined amounts to separate funds and does not have any legal or informal obligation to pay additional sums. These comprise of contributions to the National Pension Scheme, Employees' Provident Fund, Family Pension Fund and Superannuation Fund. The Company's payments to the

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Introduction to Our How We Our Responsible Statutory Reports and Overview HDFC Bank Performance Create Value Strategy Business Financial Statements defined-contribution plans are reported as expenses during payment transaction, or is otherwise beneficial to the the period in which the employees perform the services employee as measured at the date of modification. that the payment covers. Where an award is cancelled by the entity or by the counter-party, any remaining element of the fair value Defined-benefit plans of the award is expensed immediately through the Expenses for defined-benefit gratuity plan are calculated Profit and Loss Account. as at the Balance Sheet date by an independent actuary in a manner that distributes expenses over the employee’s HDB Financial Services Limited working life. These commitments are valued at the present Gratuity value of the expected future payments, with consideration The Company provides for gratuity to all employees. The for calculated future salary increases, using a discount rate benefit is in the form of lump sum payments to vested corresponding to the interest rate estimated by the actuary employees on resignation, retirement, or death while having regard to the interest rate on government bonds with in employment or on termination of employment of an a remaining term that is almost equivalent to the average amount equivalent to 15 days basic salary payable for balance working period of employees. The fair values of each completed year of service. Vesting occurs upon the plan assets are deducted in determining the net liability. completion of five years of service. The Company makes When the fair value of plan assets exceeds the commitments annual contributions to fund administered by trustees and computed as aforesaid, the recognised asset is limited to managed by insurance companies, for amounts notified the net total of any cumulative past service costs and the by the said insurance companies. The defined benefit present value of any economic benefits available in the form plan are valued by an independent external actuary as of reductions in future contributions to the plan. at the Balance Sheet date using the projected unit credit method to determine the present value of defined benefit Actuarial losses or gains are recognised in the Profit and obligation and the related service costs. Under this method, Loss Account in the year in which they arise. the determination is based on actuarial calculations, which Other long term employee benefits include assumptions about demographics, early retirement, Compensated absences which accrue to employees and salary increases and interest rates. Actuarial gain or loss is which can be carried to future periods and are expected recognised in the Profit and Loss Account. to be availed in more than twelve months immediately Provident fund following the year in which the employee has rendered In accordance with the applicable law, all employees of service are reported as expenses during the year in which the Company are entitled to receive benefits under the the employees perform the services that the benefit covers Provident Fund Act, 1952. The Company contributes an and the liabilities are reported at the undiscounted amount amount, on a monthly basis, at a determined rate to the of the benefits. Pension Scheme administered by the Regional Provident Share-based payment transactions Fund Commissioner (‘RPFC’) and the Company has no a. The cost of equity-settled instrument is determined by liability for future provident fund benefits other than its the fair value at the date when the grant is made using annual contribution. Since it is a defined contribution plan, an appropriate valuation model. the contributions are accounted for on an accrual basis and b. That cost is recognised, together with a corresponding recognised in the Profit and Loss Account. increase in share-based payment reserves in equity, Employee Stock Option Plan over the period in which the performance and / The Company has adopted fair value method for options or service conditions are fulfilled. The cumulative granted post March 31, 2021. All the options granted if any expense recognised for equity-settled transactions prior to March 31, 2021 are valued at intrinsic value method. at each reporting date until the vesting date reflects Compensation cost is measured by the excess, if any, of the the extent to which the vesting period has expired and fair value of the underlying stock over the exercise price as the Company’s best estimate of the number of equity determined under the option plan. The fair value of options instruments that will ultimately vest. have been estimated on the dates of each grant using the c. When the terms of an equity-settled award are Black-Scholes model. The compensation cost is amortised modified, the minimum expense recognised is the on a straight-line basis over the vesting period of the option expense had the terms had not been modified, if the with a corresponding credit to Employee Stock Options original terms of the award are met. An additional Reserve. On exercise of the stock options, corresponding expense is recognised for any modification that increases the total fair value of the share-based HDFC Bank Limited Integrated Annual Report 2022-23 339

Schedules to the Consolidated Financial Statements
As at March 31, 2023

balance in Employee Stock Options Reserve is transferred to Share Premium.

10 Debit and credit cards reward points

HDFC Bank Limited

The Bank estimates the probable redemption of debit and credit card reward points and cost per point using an actuarial method by employing an independent actuary, which includes assumptions such as mortality, redemption and spends. Provisions for liabilities on the outstanding reward points are made based on an independent actuarial valuation as at the Balance Sheet date and included in other liabilities and provisions.

11 Bullion

HDFC Bank Limited

The Bank imports bullion including precious metal bars on a consignment basis. The imports are typically on a back-to-back basis and are priced to the customer based on the price quoted by the supplier. The difference between the price recovered from customers and cost of bullion is accounted at the time of sale to the customers and reported as "Other Income".

The Bank also deals in bullion on a borrowing and lending basis and the interest thereon is accounted as interest expense / income respectively.

12 Lease accounting

Lease payments including cost escalation for assets taken on operating lease are recognised in the Profit and Loss Account over the lease term on a straight-line basis in accordance with the AS-19, Leases.

13 Income tax

Income tax expense comprises current tax provision (i.e. the amount of tax for the period determined in accordance with the Income Tax Act, 1961, the rules framed there under and considering the material principles set out in Income Computation and Disclosure Standards) and the net change in the deferred tax asset or liability during the year. Deferred tax assets and liabilities are recognised for the future tax consequences of timing differences between the carrying values of assets and liabilities and their respective tax bases, and operating loss carried forward, if any. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates as at the Balance Sheet date.

Current tax assets and liabilities and deferred tax assets and liabilities are off-set when they relate to income taxes levied by the same taxation authority, when the entity has a legal right to off-set and when the entity intends to settle on a net basis.

Deferred tax assets are recognised only to the extent there is reasonable certainty that the assets can be realised in future. In case of unabsorbed depreciation or carried forward loss under taxation laws, deferred tax assets are recognised only if there is virtual certainty of realisation of such assets. Deferred tax assets are reviewed at each Balance Sheet date and appropriately adjusted to reflect the amount that is reasonably / virtually certain to be realised.

14 Earnings per share

The Group reports basic and diluted earnings per equity share in accordance with AS-20, Earnings per Share. Basic earnings per equity share has been computed by dividing net profit for the year attributable to equity shareholders by the weighted average number of equity shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue equity shares were exercised or converted to equity during the year. Diluted earnings per equity share are computed using the weighted average number of equity shares and the dilutive potential equity shares outstanding during the period except where the results are anti-dilutive.

15 Share issue expenses

HDFC Bank Limited

Share issue expenses are adjusted against Share Premium Account in terms of Section 52 of the Companies Act, 2013.

16 Segment information

The disclosure relating to segment information is in accordance with AS-17, Segment Reporting and as per guidelines issued by RBI.

17 Accounting for provisions, contingent liabilities and contingent assets

In accordance with AS-29, Provisions, Contingent Liabilities and Contingent Assets, the Group recognises provisions when it has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and when a reliable estimate of the amount of the obligation can be made.

Provisions are determined based on management estimate required to settle the obligation at the Balance Sheet date, supplemented by experience of similar transactions. These are reviewed at each Balance Sheet date and adjusted to reflect the current management estimates.

A disclosure of contingent liability is made when there is:

- a possible obligation arising from a past event, the existence of which will be confirmed by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Group; or

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Introduction to Our How We Our Responsible Statutory Reports and Overview HDFC Bank Performance Create Value Strategy Business Financial Statements • apresentobligationarisingfromapasteventwhich 18 Cash and cash equivalents is not recognised as it is not probable that an outflow Cash and cash equivalents include cash including of resources will be required to settle the obligation foreign currency notes and gold in hand, balances with or a reliable estimate of the amount of the obligation RBI, balances with other banks and money at call and cannot be made. short notice. When there is a possible obligation or a present obligation 19 Corporate social responsibility in respect of which the likelihood of outflow of resources Expenditure towards corporate social responsibility, in is remote, no provision or disclosure is made. Contingent accordance with Companies Act, 2013, is recognised in assets, if any, are not recognised in the financial statements the Profit and Loss Account. since this may result in the recognition of income that may never be realised. HDFC Bank Limited Integrated Annual Report 2022-23 341

Schedules to the Consolidated Financial Statements
For the year ended March 31, 2023

SCHEDULE 18 - Notes forming part of the consolidated financial statements for the year ended March 31, 2023

Amounts in notes forming part of the consolidated financial statements for the year ended March 31, 2023 are denominated in rupee crore to conform to extant RBI guidelines, except where stated otherwise.

1 Proposed dividend

The Board of Directors at its meeting held on April 15, 2023, proposed a dividend of ₹ 19.00 per equity share (previous year: ₹ 15.50 per equity share) aggregating to ₹ 10,601.51 crore (previous year: ₹ 8,604.52 crore). The proposal is subject to the approval of shareholders at the ensuing Annual General Meeting. Effect of the proposed dividend has been reckoned in determining capital funds in the computation of the capital adequacy ratio.

2 Proposed scheme of amalgamation

The Board of Directors at its meeting held on April 04, 2022, approved a composite Scheme of amalgamation ("Scheme"), for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, with and into Housing Development Finance Corporation Limited ("HDFC Limited"); and thereafter (ii) HDFC Limited into HDFC Bank Limited ("Bank"), and their respective shareholders and creditors, under Sections 230 to 232 of the Companies Act, 2013 and other applicable laws including the rules and regulations. The share exchange ratio shall be 42 equity shares of face value of ₹ 1/- each of the Bank for every 25 equity shares of face value of ₹ 2/- each of HDFC Limited. As per the Scheme, the appointed date for the amalgamation of HDFC Limited with and into the Bank shall be the effective date of the Scheme. The Scheme shall become effective on filing of the necessary form with the ROC. Upon the Scheme becoming effective, the Bank will issue equity shares to the shareholders of HDFC Limited as on the record date as per the Scheme and the equity shares held by HDFC Limited in the Bank will be extinguished.

The Scheme was approved by the shareholders at the National Company Law Tribunal ("NCLT") convened meeting of the shareholders of the Bank held on November 25, 2022. The NCLT, in accordance with Sections 230 to 232 of the Companies Act, 2013 and rules thereunder, has vide its order dated March 17, 2023 sanctioned the Scheme. The Bank is in the process of seeking the remaining necessary approvals / permissions and accordingly, the Scheme has not yet been made effective.

3 Capital infusion

During the year ended March 31, 2023, the Bank has allotted 3,42,01,810 equity shares (previous year: 3,27,64,494 equity shares) aggregating to face value of ₹ 3.42 crore (previous year: ₹ 3.27 crore) on exercise of stock options. Accordingly, the share capital increased by ₹ 3.42 crore (previous year: ₹ 3.27 crore) and the share premium increased by ₹ 3,420.26 crore (previous year: ₹ 2,606.48 crore).

The details of the movement in the paid-up equity share capital of the Bank are given below:

(₹ crore)

Particulars	March 31, 2023	March 31, 2022
Opening balance	554.55	551.28
Addition pursuant to stock options exercised	3.42	3.27
Closing balance	557.97	554.55

4 Earnings per equity share

Basic and diluted earnings per equity share have been calculated based on the consolidated net profit after tax attributable to the Group of ₹ 45,997.11 crore (previous year: ₹ 38,052.75 crore) and the weighted average number of equity shares outstanding during the year of 5,56,57,14,265 (previous year: 5,53,32,03,566).

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Following is the reconciliation between the basic and diluted earnings per equity share:

Particulars	For the years ended	
	March 31, 2023	March 31, 2022
Nominal value per share (₹)	1.00	1.00
Basic earnings per share (₹)	82.64	68.77
Effect of potential equity shares (per share) (₹)	(0.37)	(0.46)
Diluted earnings per share (₹)	82.27	68.31

Basic earnings per equity share has been computed by dividing the net profit for the year attributable to the equity shareholders by the weighted average number of equity shares outstanding during the year. Diluted earnings per equity share has been computed by dividing the net profit for the year attributable to the equity shareholders by the weighted average number of equity shares and dilutive potential equity shares outstanding during the year, except where the results are anti-dilutive. The dilutive impact is on account of stock options / Restricted Stock Units (RSUs) granted to employees by the Bank. There is no impact of dilution on the profits in the current year and previous year.

Following is the reconciliation of the weighted average number of equity shares used in the computation of basic and diluted earnings per share:

Particulars	For the years ended	
	March 31, 2023	March 31, 2022
Weighted average number of equity shares used in computing basic earnings per equity share	5,56,57,14,265	5,53,32,03,566
Effect of potential equity shares outstanding	2,54,69,391	3,77,30,419
Weighted average number of equity shares used in computing diluted earnings per equity share	5,59,11,83,656	5,57,09,33,985

5 Reserves and Surplus

Statutory Reserve

The Bank and a subsidiary have made an appropriation of ₹ 11,445.96 crore (previous year: ₹ 9,444.38 crore) out of profits for the year ended March 31, 2023 to the Statutory Reserve pursuant to the requirements of Section 17 of the Banking Regulation Act, 1949 read with RBI guidelines and 45 IC of the RBI Act,1934 respectively.

General Reserve

The Bank has made an appropriation of ₹ 4,410.87 crore (previous year: ₹ 3,696.14 crore) out of profits for the year ended March 31, 2023 to the General Reserve.

Special Reserve

During the year ended March 31, 2023, the Bank has made an appropriation of ₹ 500.00 crore (previous year: Nil) to the Special Reserve in order to avail tax deduction as per Section 36(1) (viii) of the Income-tax Act, 1961.

Capital Reserve

During the year ended March 31, 2023, the Bank has appropriated ₹ 4.62 crore (previous year: ₹ 666.47 crore), being the profit from sale of investments under HTM category and profit on sale of immovable properties, net of taxes and transfer to statutory reserve, from the Profit and Loss Account to the Capital Reserve.

Investment Reserve Account

During the year ended March 31, 2023, the Bank has transferred ₹ 294.79 crore (net) from the Investment Reserve Account to the Profit and Loss Account as per the RBI guidelines. In the previous year, the Bank had appropriated ₹ 233.13 crore (net) from Profit and Loss Account to Investment Reserve Account as per the RBI guidelines.

Investment Fluctuation Reserve

During the year ended March 31, 2023, the Bank made transfer of ₹ 82.00 crore (previous year: Nil) to Investment Fluctuation Reserve. As per RBI guidelines, banks are required to maintain an Investment Fluctuation Reserve (IFR) equivalent to 2.00% of their HFT and AFS investment portfolios. The balance in the IFR as at March 31, 2023 is 2.24% (previous year: 2.28%) of the Bank's HFT and AFS investment portfolios.

HDFC Bank Limited Integrated Annual Report 2022-23 343

Schedules to the Consolidated Financial Statements
For the year ended March 31, 2023

Cash Flow Hedge Reserve

During the year ended March 31, 2023, the Bank and a subsidiary has recognised ₹ 24.03 crore (previous year: ₹ (108.09) crore) as Cash Flow Hedge Reserve on derivative contracts designated as cash flow hedge.

Employees Stock Options Reserve

During the year ended March 31, 2023, the Group has recognised ₹ 797.32 crore (previous year: ₹ 340.52 crore) as Employees Stock Options Reserve on account of fair valuation of share-linked instruments. During the year ended March 31, 2023, on exercise of share-linked instruments, an amount of ₹ 7.85 crore (previous year: Nil) and ₹ 12.79 crore (previous year: Nil) is transferred from Employees Stock Options Reserve to share premium and minority interest respectively.

Draw down from Reserves

The Bank has not undertaken any drawdown from reserves during the years ended March 31, 2023 and March 31, 2022.

6 Accounting for employee share based payments

HDFC Bank Limited

The shareholders of the Bank approved the grant of equity stock options under Plan "C" in June 2005, Plan "D" in June 2007, Plan "E" in June 2010, Plan "F" in June 2013 and Plan "G" in July 2016. Under the terms of each of these Plans, the Bank may issue to its employees and Whole Time Directors, Equity Stock Options ('ESOPs') each of which is convertible into one equity share. All the plans were framed in accordance with the SEBI (Employee Stock Option Scheme & Employee Stock Purchase Scheme) Guidelines, 1999 as amended from time to time and as applicable at the time of the grant. The accounting for the stock options has been in accordance with the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 and RBI guidelines to the extent applicable.

Plans C, D, E, F and G provide for the issuance of options at the recommendation of the Nomination and Remuneration Committee of the Board ('NRC') at the closing price on the working day immediately preceding the date when options are granted. This closing price is the closing price of the Bank's equity share on an Indian stock exchange with the highest trading volume as of the working day preceding the date of grant.

Further, the shareholders of the Bank approved the grant of 10,00,00,000 Restricted Stock Units ("RSUs") under Employees' Stock Incentive Master Scheme - 2022 (ESIS-2022) in May, 2022.

The vesting conditions applicable to the options / units are at the discretion of the NRC. These options / units are exercisable on vesting, for a period as set forth by the NRC at the time of the grant. The period in which the options and units may be exercised cannot exceed five years and one year respectively from the date of expiry of vesting period. During the financial year 2022-23, no modifications were made to the terms and conditions of ESOPs. During the previous year 2021-22, the Shareholders of the Bank approved certain modifications in the subsisting ESOP Plans to allow any employee of the Bank transferred to a subsidiary company, to continue to be entitled to the stock options already granted to such an employee during the course of his / her service with the Bank.

Activity in the options / units outstanding under the Employee Stock Option Plans / RSUs.

- **Activity in the options outstanding under the various employee stock option plans as at March 31, 2023:**

Particulars	Number of options	Weighted average exercise price (₹)
Options outstanding, beginning of year	15,81,06,016	1,175.65
Granted during the year	3,04,80,145	1,425.69
Exercised during the year	3,42,01,810	998.73
Forfeited / Lapsed during the year	27,01,890	1,227.62
Options outstanding, end of year	15,16,82,461	1,264.86
Options exercisable	6,51,24,916	1,162.96

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- Activity in the RSUs outstanding under the Employees' Stock Incentive Master Scheme as at March 31, 2023:

Particulars	Number of RSUs	Weighted average exercise price (₹)
RSUs outstanding, beginning of year	-	-
Granted during the year	28,91,000	1.00
Exercised during the year	-	-
Forfeited / Lapsed during the year	-	-
RSUs outstanding, end of year	28,91,000	1.00
RSUs exercisable	-	-

- Activity in the options outstanding under the various employee stock option plans as at March 31, 2022:

Particulars	Number of options	Weighted average exercise price (₹)
Options outstanding, beginning of year	16,81,68,760	1,063.79
Granted during the year	2,56,28,600	1,427.29
Exercised during the year	3,27,64,494	796.52
Forfeited / Lapsed during the year	29,26,850	1,196.30
Options outstanding, end of year	15,81,06,016	1,175.65
Options exercisable	6,53,21,116	1,036.49

- The following table summarises the information about stock options outstanding as at March 31, 2023:

Plan	Range of exercise price (₹)	Number of shares arising out of options	Weighted average life of options (in years)	Weighted average exercise price (₹)
Plan F	716.60	74,49,626	0.83	716.60
Plan G	882.85 to 1,673.10	14,42,32,835	2.87	1,293.18

- The following table summarises the information about RSUs outstanding as at March 31, 2023:

Plan	Range of exercise price (₹)	Number of shares arising out of units	Weighted average life of units (in years)	Weighted average exercise price (₹)
ESIS-2022	1.00	28,91,000	3.02	1.00

- The following table summarises the information about stock options outstanding as at March 31, 2022:

Plan	Range of exercise price (₹)	Number of shares arising out of options	Weighted average life of options (in years)	Weighted average exercise price (₹)
Plan F	417.75 to 731.08	1,75,64,766	1.07	666.77
Plan G	882.85 to 1,516.95	14,05,41,250	2.70	1,239.25

In accordance with the RBI clarification dated August 30, 2021, the Bank has estimated the fair value of the options / units granted after March 31, 2021 using Black-Scholes model. This is recognised as compensation expense over the vesting period of the options with effect from April 01, 2021.

The assumptions considered in the model for valuing the ESOPs granted during the year ended March 31, 2023 and March 31, 2022 are given below:

Particulars	March 31, 2023	March 31, 2022
Dividend yield	0.22% to 0.97%	0.21% to 0.52%
Expected volatility	24.63% to 34.21%	23.86% to 38.70%
Risk - free interest rate	5.58% to 7.59%	4.38% to 6.07%
Expected life of the options	1 to 8 Years	1 to 6 Years

HDFC Bank Limited Integrated Annual Report 2022-23 345

Schedules to the Consolidated Financial Statements
For the year ended March 31, 2023

The assumptions considered in the model for valuing the RSUs granted during the year ended March 31, 2023:

Particulars	March 31, 2023
Dividend yield	0.63% to 1.08%
Expected volatility	24.08% to 30.20%
Risk-free interest rate	7.02% to 7.53%
Expected life of the options	1 to 5 Years

HDFC Securities Limited

The Shareholders of the Company approved a stock option scheme (viz., ESOS - II) in February 2017 ("Company Options"). Under the terms of the scheme, the Company issues stock options to employees, whole time director, managing director and directors (excluding Independent Directors) of the Company, each of which is convertible into one equity share.

Scheme ESOS - II provides for the issuance of options at the recommendation of the Compensation Committee of the Board of Directors (the "Compensation Committee") in February 2017 at a price of ₹ 1,136/- per share, in June 2019 at a price of ₹ 4,844/- per share, in December 2020 at a price of ₹ 5,458/- per share, in September 2021 at a price of ₹ 6,098/- per share, in January 2022 at a price of ₹ 8,051/- per share and later in October 2022 at a price of ₹ 6,918/- per share, being the fair market value of the share arrived by considering the average price of the two independent valuation reports. Method of settlement of these options are equity shares of the Company.

Such options vest at definitive dates, save for specific incidents, prescribed in the scheme as framed / approved by the Compensation Committee. Such options are exercisable for a period following the vesting at the discretion of the Compensation Committee.

Method used for accounting for shared based payment plan

The company uses fair value to account for the compensation cost of stock options to employees of the company.

Activity in the options outstanding under the Employee Stock Options Plan

- **Activity in the options outstanding under the various employee stock option plans as at March 31, 2023:**

Particulars	Company options	Weighted average exercise price (₹)
Options outstanding, beginning of the year	2,53,500	5,979
Granted during the year	1,18,300	6,918
Exercised during the year	65,625	5,418
Forfeited / Lapsed during the year	10,550	6,639
Options outstanding, end of the year	2,95,625	6,456
Options exercisable	32,250	6,105

- **Activity in the options outstanding under the various employee stock option plans as at March 31, 2022:**

Particulars	Company options	Weighted average exercise price (₹)
Options outstanding, beginning of the year	2,28,650	5,237
Granted during the year	1,10,500	6,858
Exercised during the year	62,400	5,017
Forfeited / Lapsed during the year	23,250	5,445
Options outstanding, end of the year	2,53,500	5,979
Options exercisable	3,500	5,344

- **The following table summarises the information about stock options outstanding as at March 31, 2023:**

Plan	Range of exercise price (₹)	Number of shares arising out of options	Weighted average remaining contractual life of options (in years)	Weighted average exercise price (₹)
Company Options	4,844 - 8,051	2,95,625	5.27	6,456

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Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

- **The following table summarises the information about stock options outstanding as at March 31, 2022:**

Plan	Range of exercise price (₹)	Number of shares arising out of options	Weighted average remaining contractual life of options (in years)	Weighted average exercise price (₹)
Company Options	1,136 - 8,051	2,53,500	6.62	5,979

Fair value methodology

The fair value of options has been estimated on dates of each grant using the Black and Scholes model. The shares of the Company are not listed on any stock exchange. Accordingly, the Company has considered the volatility of the Company's stock price as an average of the historical volatility of similar listed enterprises for the purpose of calculating the fair value to reduce any Company specific variations. The various assumptions considered in the pricing model for the stock options granted by the Company.

Particulars	March 31, 2023	March 31, 2022
Dividend yield	7.91%	4.91%
Expected volatility	44.87% to 49.25%	45.00%
Risk - free interest rate	7.05% to 7.33%	5.22% to 6.24%
Expected life of the options	3 to 6 years	3 to 6 years

HDB Financial Services Limited

In accordance with resolution approved by the shareholders, the Company has reserved shares, for issue to employees through Employee Stock Option (ESOP) Scheme. On the approval of Nomination and Remuneration Committee (NRC), each ESOP scheme is issued. The NRC has approved stock option schemes ESOP-10 on October 13, 2017, ESOP-11 on January 15, 2019, ESOP-12 on October 05, 2020, ESOP-13 on January 14, 2021, ESOP-13A on August 31, 2021, ESOP-14 on October 27, 2021, ESOP-15A on May 18, 2022 and ESOP-15B on October 31, 2022. Under the term of the schemes, the Company may issue stock options to employees and directors of the Company, each of which is convertible into one equity share.

Such options vest at a definitive date, save for specific incidents, prescribed in the scheme as framed / approved by the NRC. Such options are exercisable for a period following vesting at the discretion of the NRC, subject to a maximum of four years from the date of vesting.

Method used for accounting for shared based payment plan

The company uses fair value to account for the compensation cost of stock options to employees of the company.

Activity in the options outstanding under the Employee Stock Option Plans

- **Activity in the options outstanding under the various employee stock option plans as at March 31, 2023:**

Particulars	Options	Weighted average exercise price (₹)
Options outstanding, beginning of year	40,69,315	383.81
Granted during the year	47,64,630	496.09
Exercised during the year	9,59,052	353.71
Forfeited / Lapsed during the year	2,95,355	425.60
Options outstanding, end of year	75,79,538	456.57
Options exercisable, end of year	10,01,301	352.60

- **Activity in the options outstanding under the various employee stock option plans as at March 31, 2022:**

Particulars	Options	Weighted average exercise price (₹)
Options outstanding, beginning of year	31,76,650	313.22
Granted during the year	22,94,730	432.48
Exercised during the year	12,54,815	301.93
Forfeited / Lapsed during the year	1,47,250	317.09
Options outstanding, end of year	40,69,315	383.81
Options exercisable, end of year	4,13,245	300.52

HDFC Bank Limited Integrated Annual Report 2022-23 347

Schedules to the Consolidated Financial Statements
For the year ended March 31, 2023

- **The following table summarises the information about stock options outstanding as at March 31, 2023:**

Plan	Range of exercise price (₹)	Number of shares arising out of options	Weighted average remaining contractual life of options (in years)	Weighted average exercise price (₹)
ESOP- 10	213.00	42,000	1.53	213.00
ESOP- 11	274.00	74,020	2.79	274.00
ESOP- 12	300.00	2,78,090	3.52	300.00
ESOP- 13	348.00	6,67,395	4.64	348.00
ESOP- 13A	409.00	37,000	5.42	409.00
ESOP- 14	433.00	17,99,723	5.58	433.00
ESOP– 15A	457.00	11,83,140	6.13	457.00
ESOP– 15B	509.00	34,98,170	6.59	509.00

- **The following table summarises the information about stock options outstanding as at March 31, 2022:**

Plan	Range of exercise price (₹)	Number of shares arising out of options	Weighted average remaining contractual life of options (in years)	Weighted average exercise price (₹)
ESOP- 10	213.00	42,000	2.53	213.00
ESOP- 11	274.00	1,06,430	3.79	274.00
ESOP- 12	300.00	7,02,910	4.52	300.00
ESOP- 13	348.00	9,33,155	5.64	348.00
ESOP- 13A	409.00	50,000	6.42	409.00
ESOP- 14	433.00	22,34,820	6.58	433.00

Fair value methodology

The fair value of options has been estimated on the dates of each grant using the Black-Scholes model. The shares of Company are not listed on any stock exchange. Accordingly, the Company had considered the volatility of the Company's stock price based on historical volatility of similar listed enterprises. The various assumptions considered in the pricing model for the stock options granted by the Company are:

Particulars	ESOP- 15A	ESOP- 15B
Dividend yield	0.22%	0.20%
Expected volatility	52.59%	40.92%
Risk-free interest rate	6.10%	6.82%
Expected life of the option	2.33 Years	2.30 Years

7 Other liabilities

The Bank has presented gross unrealised gain on foreign exchange and derivative contracts under other assets and gross unrealised loss on foreign exchange and derivative contracts under other liabilities. Accordingly, other liabilities as at March 31, 2023 include unrealised loss on foreign exchange and derivative contracts of ₹ 9,914.66 crore (previous year: ₹ 7,464.74 crore).

8 Investments

HDFC Bank Limited

The details of securities that are kept as margin are as under:

(₹ crore)

Sr. No.	Particulars	Face value as at March 31, 2023	2022
I.	Securities kept as margin with Clearing Corporation of India towards:		
	a) Collateral and funds management - Securities segment	9,100.00	5,300.00
	b) Collateral and funds management - Tri-party Repo	79,729.85	59,013.79
	c) Default fund - Forex Forward segment	247.10	235.10
	d) Default fund - Forex Settlement segment	51.05	51.05
	e) Default fund - Rupee Derivatives (Guaranteed Settlement) segment	199.15	65.65

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(₹ crore)

Sr. No.	Particulars	Face value as at March 31, 2023	2022
	f) Default fund - Securities segment	75.00	65.00
	g) Default fund - Tri-party repo segment	55.00	55.00
II.	Securities kept as margin with the RBI towards:		
	a) Real Time Gross Settlement (RTGS)	48,469.64	50,539.64
	b) Repo transactions	71,636.59	49,971.80
III.	Securities kept as margin with National Securities Clearing Corporation of India (NSCCIL) towards NSE Currency Derivatives segment.	107.72	107.72
IV.	Securities kept as margin with Indian Clearing Corporation Limited towards BSE Currency Derivatives segment.	251.00	161.00
V.	Securities kept as margin with Metropolitan Clearing Corporation of India towards MCX Currency Derivatives segment.	-	13.00
VI.	Securities kept as margin with National Securities Clearing Corporation of India (NSCCIL) towards Capital market.	1,000.00	-

HDFC Securities Limited

(₹ crore)

Sr. No.	Particulars	Face value as at March 31, 2023	2022
I.	Mutual funds marked as lien with stock exchange for margin requirement	400.00	200.00

HDB Financial Services Limited

The Company has not placed any securities as margin during the year (previous year: - Nil)

9 Other fixed assets

Other fixed assets include amount capitalised relating to software, Bombay Stock Exchange card and electronic trading platform. Details regarding the same are tabulated below:

(₹ crore)

Particulars	March 31, 2023	March 31, 2022
Cost		
As at March 31 of the previous year	4,503.79	3,673.81
Additions during the year	1,079.23	829.99
Deductions during the year	(108.76)	(0.01)
Total (a)	**5,474.26**	**4,503.79**
Depreciation		
As at March 31 of the previous year	3,365.83	2,905.62
Charge for the year	690.54	460.21
On deductions during the year	(108.76)	(0.01)
Total (b)	**3,947.61**	**3,365.83**
Net value (a-b)	**1,526.65**	**1,137.96**

10 Other assets

- Other Assets includes deposits placed with NABARD / SIDBI / NHB on account of shortfall in lending to priority sector of ₹ 90,592.86 crore (previous year: ₹ 44,738.08 crore).
- The Bank has presented gross unrealised gain on foreign exchange and derivative contracts under other assets and gross unrealised loss on foreign exchange and derivative contracts under other liabilities. Accordingly, other assets as at March 31, 2023 include unrealised gain on foreign exchange and derivative contracts of ₹ 12,036.10 (previous year: ₹ 7,923.90 crore).
- Other assets include deferred tax asset (net) of ₹ 7,292.26 crore (previous year: ₹ 7,143.82 crore). The break-up of the same is as follows:

HDFC Bank Limited Integrated Annual Report 2022-23 349

Schedules to the Consolidated Financial Statements
For the year ended March 31, 2023

(₹ crore)

Particulars	March 31, 2023	March 31, 2022
Deferred tax asset arising out of:		
Loan loss and contingencies	6,568.58	6,611.16
Employee benefits	73.19	74.34
Depreciation	103.20	87.73
Others	547.29	370.59
Total (a)	**7,292.26**	**7,143.82**
Deferred tax liability (b)	-	-
Deferred tax asset (net) (a-b)	**7,292.26**	**7,143.82**

11 Provisions and contingent liabilities

Given below is the movement in provisions and a brief description of the nature of contingent liabilities recognised by the Bank.

a) Provision for credit card and debit card reward points

(₹ crore)

Particulars	March 31, 2023	March 31, 2022
Opening provision for reward points	635.91	638.79
Provision for reward points made during the year	553.73	465.13
Utilisation / write-back of provision for reward points	(493.33)	(468.01)
Closing provision for reward points	696.31	635.91

b) Provision for legal and other contingencies

(₹ crore)

Particulars	March 31, 2023	March 31, 2022
Opening provision	536.09	503.55
Movement during the year (net)	6.25	32.54
Closing provision	542.34	536.09

c) Provision pertaining to fraud accounts reported during the year

Particulars	March 31, 2023	March 31, 2022
No. of frauds reported	3,726*	6,543
Amount involved in fraud (₹ crore)	525.72*	505.86
Amount involved in fraud net of recoveries / write-offs as at the end of the year (₹ crore)	361.86	231.74
Provisions held as at the end of the year (₹ crore)	361.86	231.74
Amount of unamortised provision debited from "other reserves" as at the end of the year (₹ crore)	-	-

Above table represents all frauds reported during the year.
*Includes 1,417 cases of Customer liability amounting to ₹ 79.06 crore reported in the current year basis RBI Advisory.

d) Description of contingent liabilities

Sr. No.	Contingent liability*	Brief description
1	Claims against the Group not acknowledged as debts - taxation	The Group is a party to various taxation matters in respect of which appeals are pending. The Group expects the outcome of the appeals to be favorable based on decisions on similar issues in the previous years by the appellate authorities, based on the facts of the case and taxation laws.
2	Claims against the Group not acknowledged as debts - others	The Group is a party to various legal proceedings in the normal course of business. The Group does not expect the outcome of these proceedings to have a material adverse effect on the Group's financial conditions, results of operations or cash flows.
3	Partly paid investments	This represents amount remaining unpaid towards liability for partly paid investments.

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Sr. No.	Contingent liability*	Brief description
4	Liability on account of forward exchange and derivative contracts	The Group enters into foreign exchange contracts, currency options, forward rate agreements, currency swaps and interest rate swaps with inter-bank participants on its own account and for customers. Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest / principal in one currency against another, based on predetermined rates. Interest rate swaps are commitments to exchange fixed and floating interest rate cash flows. The notional amounts of financial instruments such as foreign exchange contracts and derivatives provide a basis for comparison with instruments recognised on the Balance Sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Bank's exposure to credit or price risks. The derivative instruments become favorable (assets) or unfavorable (liabilities) as a result of fluctuations in market rates or prices relative to their terms.
5	Guarantees given on behalf of constituents, acceptances, endorsements and other obligations	As a part of its commercial banking activities, the Bank issues documentary credit and guarantees on behalf of its customers. Documentary credits such as letters of credit enhance the credit standing of the Bank's customers. Guarantees generally represent irrevocable assurances that the Bank will make payments in the event of the customer failing to fulfill its financial or performance obligations.
6	Other items for which the Group is contingently liable	These include: a) Credit enhancements in respect of securitised-out loans; b) Bills rediscounted by the Bank; c) Capital commitments; d) Underwriting commitments; e) Investment purchases pending settlement; f) Amount transferred to the RBI under the Depositor Education and Awareness Fund (DEAF).

*Also refer Schedule 12 - Contingent liabilities

12 Disclosure of resolution plan implemented

HDFC Bank Limited

Details of resolution plan implemented under the Resolution Framework for COVID-19-related Stress as per RBI circular dated August 06, 2020 (Resolution Framework 1.0) and May 05, 2021 (Resolution Framework 2.0) as at March 31, 2023 are given below:

(₹ crore)

Type of Borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan - Position as at the end of the previous year i.e. March 31, 2022 (A)	Of (A), aggregate debt that slipped into NPA during the year ended March 31, 2023	Of (A) amount written off during the year#	Of (A) amount paid by the borrowers during the year*	Exposure to accounts classified as Standard consequent to implementation of resolution plan - Position as at the end of this year i.e. March 31, 2023^
Personal Loans	9,781.56	4,033.36	2,572.93	2,166.06	3,582.14
Corporate persons	1,512.41	689.51	7.08	219.83	603.07
Of which, MSMEs	154.18	31.50	2.20	37.53	85.15
Others	2,096.07	692.64	75.70	537.03	866.40
Total	**13,390.04**	**5,415.51**	**2,655.71**	**2,922.92**	**5,051.61**

Represents debt that slipped into NPA and was subsequently written off during the year ended March 31, 2023.
*Amount paid by the borrower during the year is net of additions in the borrower account including additions due to interest capitalisation.
^Excludes other facilities to the borrowers aggregating to ₹ 971.62 crore which have not been restructured.

HDFC Bank Limited Integrated Annual Report 2022-23 351

Schedules to the Consolidated Financial Statements
For the year ended March 31, 2023

Details of resolution plan implemented under the Resolution Framework for COVID-19-related Stress as per RBI circular dated August 06, 2020 (Resolution Framework 1.0) and May 05, 2021 (Resolution Framework 2.0) as at March 31, 2022 are given below:

(₹ crore)

Type of Borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan - Position as at the end of the previous half-year i.e. September 30, 2021 (A)*	Of (A), aggregate debt that slipped into NPA during the half-year ended March 31, 2022	Of (A) amount written off during the half-year#	Of (A) amount paid by the borrowers during the half-year**	Exposure to accounts classified as Standard consequent to implementation of resolution plan - Position as at the end of this half-year i.e. March 31, 2022^
Personal Loans	11,588.80	1,594.28	620.09	212.96	9,781.56
Corporate persons	1,834.34	128.64	1.61	193.29	1,512.41
Of which, MSMEs	159.92	5.71	0.58	0.03	154.18
Others	2,457.43	303.17	21.97	58.19	2,096.07
Total	**15,880.57**	**2,026.09**	**643.67**	**464.44**	**13,390.04**

*Includes restructuring done in respect of requests received as of September 30, 2021 processed subsequently.
Represents debt that slipped into NPA and was subsequently written off during the half-year ended March 31, 2022.
**Amount paid by the borrower during the half-year is net of additions in the borrower account including additions due to interest capitalisation.
^Excludes other facilities to the borrowers aggregating to ₹ 2,307.65 crore which have not been restructured.

Details of accounts restructured under Micro, Small and Medium Enterprises (MSME) sector under RBI guidelines issued in January 2019:

(₹ in crore except number of accounts)

March 31, 2023		March 31, 2022	
No. of accounts restructured	Amount outstanding	No. of accounts restructured	Amount outstanding
2,44,795	4,929.56	2,87,562	6,874.39

HDB Financial Services Limited

Disclosure pursuant to Reserve Bank of India Circular dated August 06, 2020 pertaining to Resolution Framework for COVID-19-related Stress read with RBI circular dated May 05, 2021 pursuant to Resolution Framework 2.0 - Resolution of Covid-19 related stress of Micro, Small and Medium Enterprises (MSMEs) and Disclosure pursuant to Reserve Bank of India Circular dated May 05, 2021 pertaining to Resolution Framework - 2.0: Resolution of Covid-19 related stress of Individuals and Small Businesses.

Details of resolution plan implemented as at March 31, 2023 are given below:

(₹ crore)

Type of borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position as at the end of September 30, 2022 (A)	Of (A), aggregate debt that slipped into NPA during six month period ended March 31, 2023	Of (A) amount written off during six month ended March 31, 2023	Of (A) amount paid by the borrowers during the six month ended March 31, 2023	Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position as at the end of March 31, 2023
Personal Loans	133.47	19.68	4.78	38.14	70.88
Corporate persons*	11.74	-	-	8.25	3.49
Of which, MSMEs	11.74	-	-	8.25	3.49
Others	0.12	0.01	-	0.07	0.03
Total	**145.33**	**19.69**	**4.78**	**46.46**	**74.40**

* As defined in Section 3(7) of the Insolvency and Bankruptcy Code, 2016.

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Details of resolution plan implemented as at March 31, 2022 are given below:

(₹ crore)

Type of Borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position as at the end of September 30, 2021 (A)	Of (A), aggregate debt that slipped into NPA during six month period ended March 31, 2022	Of (A) amount written off during six month ended March 31, 2022	Of (A) amount paid by the borrowers during the six month ended March 31, 2022	Exposure to accounts classified as Standard consequent to implementation of resolution plan – Position as at the end of March 31, 2022
Personal Loans	327.79	49.19	-	21.58	257.02
Corporate persons	53.38	-	-	7.57	45.81
Of which, MSMEs	53.38	-	-	7.57	45.81
Others	0.33	-	-	0.02	0.31
Total	**381.50**	**49.19**	**-**	**29.17**	**303.14**

* As defined in Section 3(7) of the Insolvency and Bankruptcy Code, 2016.

Disclosure pursuant to Reserve Bank of India Circular Resolution Framework - 2.0: Resolution of Covid-19 related stress of Micro, Small and Medium Enterprises (MSMEs) - Revision in the threshold for aggregate exposure issued vide circular dated June 04, 2021 read with dated January 01, 2019.

(₹ in crore except number of accounts)

Type of Borrower	Year	(A) Number of accounts where resolution plan has been implemented under this window	(B) Exposure to accounts mentioned at (A) before implementation of the plan
MSMEs	Current Year	-	-
	Previous Year	49,823	3,711.08

13 Disclosure on transfer of assets and securitisation transactions

Transfer of Assets

HDFC Bank Limited

- Details of non-performing assets (NPAs) transferred during the financial year 2022-2023:

(₹ in crore except number of accounts)

Particulars	To Asset Reconstruction Companies (ARCs)	To permitted transferees	To other transferees
Number of accounts	1	1	-
Aggregate principal outstanding of loans transferred	52.40	183.80	-
Weighted average residual tenor of the loans transferred (in years)	0.01	-	-
Net book value of loans transferred (at the time of transfer)	-	-	-
Aggregate consideration	41.00	44.22	-
Additional consideration realised in respect of accounts transferred in earlier years	1.84	-	-

The Bank has reversed the excess provision of ₹ 85.22 crore to Profit and Loss Account on sale of the aforesaid loans.

HDFC Bank Limited Integrated Annual Report 2022-23 353

Schedules to the Consolidated Financial Statements
For the year ended March 31, 2023

- **Details of non-performing assets (NPAs) transferred during the financial year 2021-2022:**

(₹ in crore except number of accounts)

Particulars	To Asset Reconstruction Companies (ARCs)	To permitted transferees	To other transferees
Number of accounts	70,921	65,704	-
Aggregate principal outstanding of loans transferred	2,187.81	449.46	-
Weighted average residual tenor of the loans transferred (in years)	3.01	2.01	-
Net book value of loans transferred (at the time of transfer)	992.38	188.86	-
Aggregate consideration	1,093.10	35.94	-
Additional consideration realised in respect of accounts transferred in earlier years	2.67	-	-

No excess provisions were reversed to the Profit and Loss Account on account of sale of NPAs.

- Pursuant to RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021, Banks are required to disclose transfer of "loans not in default and Special Mention Accounts" respectively. The Bank has not transferred any loans not in default / Special Mention Accounts, during the year ended March 31,2023 (previous period from September 24, 2021 to March 31, 2022 : Nil).

HDB Financial Services Limited

- **Details of non-performing assets (NPAs) transferred during the financial year 2022-2023:**

(₹ in crore except number of accounts)

Particulars	To Asset Reconstruction Companies (ARCs)	To permitted transferees	To other transferees
Number of accounts	1,337	-	-
Aggregate principal outstanding of loans transferred	161.24	-	-
Weighted average residual tenor of the loans transferred (in years)	7.18	-	-
Net book value of loans transferred (at the time of transfer)	89.29	-	-
Aggregate consideration	103.62	-	-
Additional consideration realised in respect of accounts transferred in earlier years	-	-	-

During the year excess provisions of ₹ 71.95 crore reversed to the Profit and Loss Account on accounts of sale of NPAs.

- **Details of non-performing assets (NPAs) transferred during the financial year 2021-2022:**

(₹ in crore except number of accounts)

Particulars	To Asset Reconstruction Companies (ARCs)	To permitted transferees	To other transferees
Number of accounts	80	-	-
Aggregate principal outstanding of loans transferred	14.41	-	-
Weighted average residual tenor of the loans transferred (in years)	6.73	-	-
Net book value of loans transferred (at the time of transfer)	8.76	-	-
Aggregate consideration	7.50	-	-
Additional consideration realised in respect of accounts transferred in earlier years	-	-	-

During the year excess provisions of ₹ 5.65 crore reversed to the Profit and Loss Account on accounts of sale of NPAs.

The company has not transferred any special mention account and loans not in default during the year ended March 31,2023 (previous period from September 24, 2021 to March 31, 2022 : Nil).

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Security Receipts (SRs) Ratings held

HDFC Bank Limited

- **Details of ratings of SRs outstanding as on March 31, 2023 are given below:**

(₹ crore)

Rating	Rating Agency	Recovery rating	Gross Value of Outstanding SRs
RR1	CRISIL	100% - 150%	73.44
RR1	India Ratings	100% - 150%	251.09
RR2	India Ratings	75% - 100%	120.89
RR4	India Ratings	25% - 50%	154.34
Unrated			0.22
		Total	**599.98**

- **Details of ratings of SRs outstanding as on March 31, 2022 are given below:**

(₹ crore)

Rating	Rating Agency	Recovery rating	Gross Value of Outstanding SRs
R2	CRISIL	75% - 100%	182.87
NR2	India Ratings	100% - 150%	366.20
NR3	India Ratings	75% - 100%	614.34
NR4	India Ratings	50% - 75%	218.01
NA*			102.30
		Total	**1,483.72**

* Pursuant to regulatory norms, the ARC has time to obtain initial rating of SRs from an approved credit rating agency within a period of six months from the date of acquisition of assets by it.

HDB Financial Services Limited

- **Details of ratings of SRs are given below:**

Particulars	March 31, 2023		March 31, 2022	
	Rating Agency	Rating*	Rating Agency	Rating*
EARC TRUST SC - 411 Series I	Indian rating and research	IND RR3 - (50% - 75%)	Indian rating and research	NR3 - (75% - 100%)

* Rating Band awarded by SEBI approved Ratings agencies to Security Receipts issued by above mentioned trust(s) set up by Edelweiss Asset Reconstruction Company Ltd (EARC).

Acquisition of Assets

HDFC Bank Limited

- **During the years ended March 31, 2023 and March 31, 2022, no non-performing financial assets were acquired by the Bank.**
- **Pursuant to the RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021, the details of loans acquired during the year ended March 31, 2023 are given below:**
  - **Details of loans not in default acquired through assignment are given below:**

Particulars	Value
Aggregate amount of loans acquired (₹ in crore)	37,005.96
Weighted average residual maturity (in years)	18.31
Weighted average holding period by originator (in years)	1.46
Retention of beneficial economic interest by the originator	10%
Tangible security coverage	99.94%

The loans acquired are not rated as these are to non-corporate borrowers.

HDFC Bank Limited Integrated Annual Report 2022-23 355

Schedules to the Consolidated Financial Statements
For the year ended March 31, 2023

- **Pursuant to the RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021, the details of loans acquired during the period from September 24, 2021 to March 31, 2022 are given below:**
  - **Details of loans not in default acquired through assignment are given below:**

Particulars	Value
Aggregate amount of loans acquired (₹ in crore)	18,094.40
Weighted average residual maturity (in years)	14.99
Weighted average holding period by originator (in years)	1.57
Retention of beneficial economic interest by the originator	10%
Tangible security coverage	100%

    The loans acquired are not rated as these are to non-corporate borrowers.

    From the above, 58 loans aggregating to ₹ 11.45 crore was repurchased by the transferor in compliance with paragraph 48 of Master Direction - RBI (Transfer of Loan Exposures) Directions, 2021.

  - The Bank has not acquired any Special Mention Account.
  - The RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021 has mandated disclosure of transfer of loan assets. Considering the terms 'loans not in default' and 'special mention account' under this circular vis-à-vis loans termed as 'standard' as hitherto and the separate processes prescribed therein for transfer of such assets, the Bank believes that such disclosure would be more meaningful if disclosed prospectively and therefore transfer of loan exposures prior to September 24, 2021, are not considered relevant for disclosure.

HDB Financial Services Limited

The company has not acquired any stressed loan during the years ended March 31, 2023 and March 31, 2022.

The details of loans not in default acquired during the year are given below:

Sr. No	Particulars	Value	
		March 31, 2023	March 31, 2022
1.	Aggregate amount of loans acquired (₹ in crore)	83.08	-
2.	Weighted average residual maturity (in years)	4.13	-
3.	Weighted average holding period by originator (in years)	5.02	-
4.	Retention of beneficial economic interest by the originator	10%	-
5.	Tangible security coverage	-	-

The loans acquired are not rated as these are to non-corporate borrowers.

Details of securitisation transactions

HDFC Bank Limited

- During the years ended March 31, 2023 and March 31, 2022, there were no standard assets securitised-out by the Bank.
- **Securitised assets as per books of SPVs sponsored by the Bank**

  There are no SPVs sponsored by the Bank as at March 31, 2023 and as at March 31, 2022.

HDB Financial Services Limited

The outstanding amount of securitised assets as per books of the Special Purpose Entities (SPEs) and total amount of exposures retained by the originator as on the date of balance sheet to comply with the Minimum Retention Requirement (MRR) are below:

(₹ in crore except number of accounts)

Sr. No.	Particulars	March 31, 2023	March 31, 2022
1.	No. of SPEs holding assets for securitisation transactions originated by the originator (only the SPVs relating to outstanding securitization exposures to be reported here)	3.00	5.00

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(₹ in crore except number of accounts)

Sr. No.	Particulars	March 31, 2023	March 31, 2022
2.	Total amount of securitised assets as per books of the SPEs	355.39	1,223.15
3.	Total amount of exposures retained by the originator to comply with MRR as on the date of balance sheet		
	a) Off-balance sheet exposures		
	First loss	21.86	62.64
	Others	-	-
	b) On-balance sheet exposures		
	First loss	93.63	190.47
	Others	-	-
4.	Amount of exposures to securitisation transactions other than MRR		
	a) Off-balance sheet exposures	NIL	NIL
	i) Exposure to own securitisations		
	First loss		
	Others		
	ii) Exposure to third party securitisations		
	First loss		
	Others		
	b) On-balance sheet exposures	NIL	NIL
	i) Exposure to own securitisations		
	First loss		
	Others		
	ii) Exposure to third party securitisations		
	First loss		
	Others		
5.	Sale consideration received for the securitised assets and gain / loss on sale on account of securitisation.	NIL	NIL
6.	Form and quantum (outstanding value) of services provided by way of, liquidity support, post-securitisation asset servicing, etc.	NIL	NIL
7.	Performance of facility provided - Credit enhancement, liquidity support, servicing agent etc. Mention percent in bracket as of total value of facility provided.		
	Fixed Deposit		
	a) Amount paid	-	17.12
	b) Repayment received	-	17.12
	c) Outstanding amount	93.63	172.96
	Corporate Guarantee		
	a) Amount paid	-	-
	b) Repayment received	-	-
	c) Outstanding amount ₹ 40.78 crore corporate guarantee is released due to closure of some securitization deals,	21.86	62.64
8.	Average default rate of portfolios observed in the past.	1.89%	1.86%
9.	Amount and number of additional / top up loan given on same underlying asset.	-	0.09
10.	Investor complaints		
	a) Directly / Indirectly received and;	NIL	NIL
	b) Complaints outstanding	NIL	NIL

14 Commission, exchange and brokerage income

Commission, exchange and brokerage income is presented net of related commission expenses.

HDFC Bank Limited Integrated Annual Report 2022-23 357

Schedules to the Consolidated Financial Statements
For the year ended March 31, 2023

15 Provisions and contingencies

The break-up of 'Provisions and Contingencies' included in the Profit and Loss Account is given below:

(₹ crore)

Particulars	March 31, 2023	March 31, 2022
Provision for income tax - Current	15,498.13	14,324.66
- Deferred	(148.44)	(1,602.18)
Provision for NPAs[1]	13,558.03	12,500.86
Provision for diminution in value of non-performing investments	3.17	6.18
Provision for standard assets	457.43	1,264.03
Other provisions and contingencies[2]	(164.55)	4,154.19
Total	**29,203.77**	**30,647.74**

1. Includes loss on sale of NPAs / stressed assets.
2. Includes provisions for tax, legal and other contingencies ₹ (162.00) crore (previous year: ₹ 4,159.90 crore), provisions / (write back) for securitised-out assets ₹ (2.55) crore (previous year: ₹ 0.14 crore) and standard restructured assets ₹ Nil (previous year: ₹ (5.85) crore).

16 Employee benefits

Gratuity

(₹ crore)

Particulars	March 31, 2023	March 31, 2022
Reconciliation of opening and closing balance of the present value of the defined benefit obligation		
Present value of obligation as at April 1	**1,090.59**	**1,017.22**
Interest cost	73.27	62.82
Current service cost	142.38	129.44
Benefits paid	(111.67)	(76.95)
Actuarial (gain) / loss on obligation:		
Experience adjustment	8.44	(51.23)
Assumption change	(27.84)	9.29
Present value of obligation as at March 31	**1,175.17**	**1,090.59**
Reconciliation of opening and closing balance of the fair value of the plan assets		
Fair value of plan assets as at April 1	**1,001.91**	**834.44**
Expected return on plan assets	66.54	57.01
Contributions	173.53	163.30
Benefits paid	(111.67)	(76.95)
Actuarial gain / (loss) on plan assets:		
Experience adjustment	(38.70)	22.14
Assumption change	-	1.97
Fair value of plan assets as at March 31	**1,091.61**	**1,001.91**
Amount recognised in Balance Sheet		
Fair value of plan assets as at March 31	1,091.61	1,001.91
Present value of obligation as at March 31	(1,175.17)	(1,090.59)
Asset / (liability) as at March 31	**(83.56)**	**(88.68)**
Expenses recognised in Profit and Loss Account		
Interest cost	73.27	62.82
Current service cost	142.38	129.44
Expected return on plan assets	(66.54)	(57.01)
Net actuarial (gain) / loss recognised in the year	19.30	(66.05)
Net cost	**168.41**	**69.20**
Actual return on plan assets	27.84	81.12
Estimated contribution for the next year	194.83	182.17

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(₹ crore)

Particulars	March 31, 2023	March 31, 2022
Assumptions (HDFC Bank Limited)		
Discount rate	7.40% per annum	6.80% per annum
Expected return on plan assets	6.50% per annum	6.50% per annum
Salary escalation rate	7.00% per annum (Other than IBA employees), 10.00% per annum (IBA employees)	7.00% per annum
Assumptions (HDFC Securities Limited)		
Discount rate	7.20% per annum	6.05% per annum
Expected return on plan assets	7.20% per annum	6.05% per annum
Salary escalation rate	10.78% per annum	10.02% per annum
Assumptions (HDB Financial Services Limited)		
Discount rate	7.42% per annum	4.77% per annum
Expected return on plan assets	7.42% per annum	4.77% per annum
Salary escalation rate	3.00% - 10.00% per annum	6.00% - 11.00% per annum

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors.

Expected rate of return on investments is determined based on the assessment made by the Group at the beginning of the year with regard to its existing portfolio. Major categories of plan assets as a percentage of fair value of total plan assets are given below:

Category of plan assets as at March 31, 2023	HDFC Bank Limited	HDFC Securities Limited	HDB Financial Services Limited
Government securities	36.39%	54.00%	47.16%
Debenture and bonds	16.77%	11.00%	45.46%
Equity shares	39.94%	30.00%	-
Others	6.90%	5.00%	7.38%
Total	100.00%	100.00%	100.00%

Category of plan assets as at March 31, 2022	HDFC Bank Limited	HDFC Securities Limited	HDB Financial Services Limited
Government securities	28.80%	59.00%	51.71%
Debenture and bonds	24.52%	28.00%	34.77%
Equity shares	40.40%	9.00%	-
Others	6.28%	4.00%	13.52%
Total	**100.00%**	**100.00%**	**100.00%**

Experience adjustment

(₹ crore)

Particulars	Years ended March 31,				
	2023	2022	2021	2020	2019
Plan assets	1,091.61	1,001.91	834.44	577.97	547.75
Defined benefit obligation	1,175.17	1,090.59	1,017.22	851.66	702.86
Surplus / (deficit)	(83.56)	(88.68)	(182.78)	(273.69)	(155.11)
Experience adjustment gain / (loss) on plan assets	(38.70)	22.14	107.65	(59.42)	12.04
Experience adjustment (gain) / loss on plan liabilities	8.44	(51.23)	41.30	16.69	10.46

HDFC Bank Limited Integrated Annual Report 2022-23 359

Schedules to the Consolidated Financial Statements For the year ended March 31, 2023 Pension (HDFC Bank Limited) (` crore) Particulars March 31, 2023 March 31, 2022 Reconciliation of opening and closing balance of the present value of the defined benefit obligation Present value of obligation as at April 1 88.02 89.99 Interest cost 6.07 5.19 Current service cost 1.54 1.40 Past service cost— 7.69 Benefits paid (12.01) (20.43) Actuarial (gain) / loss on obligation: Experience adjustment 3.32 6.44 Assumption change 20.88 (2.26) Present value of obligation as at March 31 107.82 88.02 Reconciliation of opening and closing balance of the fair value of the plan assets Fair value of plan assets as at April 1 0.88 0.33 Expected return on plan assets 0.04 0.04 Contributions 11.18 20.70 Benefits paid (12.01) (20.43) Actuarial gain / (loss) on plan assets: Experience adjustment 0.22 0.39 Assumption change— (0.15) Fair value of plan assets as at March 31 0.31 0.88 Amount recognised in Balance Sheet Fair value of plan assets as at March 31 0.31 0.88 Present value of obligation as at March 31 (107.82) (88.02) Asset / (liability) as at March 31 (107.51) (87.14) Expenses recognised in Profit and Loss Account Interest cost 6.07 5.19 Current service cost 1.54 1.40 Past service cost— 7.69 Expected return on plan assets (0.04) (0.04) Net actuarial (gain) / loss recognised in the year 23.98 3.95 Net cost 31.55 18.19 Actual return on plan assets 2.59 0.27 Estimated contribution for the next year 22.95 18.86 Assumptions Discount rate 7.40% per annum 6.80% per annum Expected return on plan assets 6.50% per annum 6.50% per annum Salary escalation rate 10.00% per annum 7.00% per annum The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors. 360

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Expected rate of return on investments is determined based on the assessment made by the Bank at the beginning of the year with regard to its existing portfolio. Major categories of plan assets as a percentage of fair value of total plan assets are given below:

Category of plan assets	% of fair value to total plan assets as at March 31, 2023	% of fair value to total plan assets as at March 31, 2022
Government securities	36.54%	34.17%
Debenture and bonds	4.07%	3.58%
Others	59.39%	62.25%
Total	**100.00%**	**100.00%**

Experience adjustment

(₹ crore)

Particulars	Years ended March 31,				
	2023	2022	2021	2020	2019
Plan assets	0.31	0.88	0.33	9.51	21.95
Defined benefit obligation	107.82	88.02	89.99	64.15	69.54
Surplus / (deficit)	(107.51)	(87.14)	(89.66)	(54.64)	(47.59)
Experience adjustment gain / (loss) on plan assets	0.22	0.39	(0.20)	0.28	0.48
Experience adjustment (gain) / loss on plan liabilities	3.32	6.44	31.41	9.06	3.32

Amortisation of expenditure on account of enhancement in family pension of employees of banks

The Reserve Bank of India, vide its notification dated October 04, 2021 granted Banks an option to amortise the expenditure on account of enhancement of family pension, over a period not exceeding five years beginning with the financial year ending March 31, 2022, subject to a minimum of one-fifth of the total amount involved being expensed every year. The Bank has not availed the said option and has recognised the entire expenditure on account of enhancement of family pension in financial year ended March 31, 2022.

Provident fund

The guidance note on AS-15, Employee Benefits, states that employer established provident funds, where interest is guaranteed are to be considered as defined benefit plans and the liability has to be valued. The Institute of Actuaries of India (IAI) has issued a guidance note on valuation of interest rate guarantees on exempt provident funds. The actuary has accordingly valued the same and the Bank held a provision of Nil as at March 31, 2023 (previous year: Nil), towards the present value of the guaranteed interest benefit obligation. The actuary has followed the deterministic approach as prescribed by the guidance note.

Assumptions:

Particulars	March 31, 2023	March 31, 2022
Discount rate (GOI security yield)	7.40% per annum	6.80% per annum
Expected guaranteed interest rate	8.10% per annum	8.10% per annum

The Group does not have any unfunded defined benefit plan. The Group contributed ₹ 766.98 crore (previous year: ₹ 630.61 crore) to the provident fund and ₹ 8.33 crore (previous year: ₹ 6.08 crore) to the National Pension Scheme (for employees who opted). The Bank contributed ₹ 80.33 (previous year: ₹ 76.37 crore) to the superannuation plan.

HDFC Bank Limited Integrated Annual Report 2022-23 361

Schedules to the Consolidated Financial Statements
For the year ended March 31, 2023

HDFC Securities Limited

The actuarial liability of compensated absences of accumulated privileged and sick leaves of the employees of the entity is given below:

(₹ crore)

Particulars	March 31, 2023	March 31, 2022
Privileged leave	7.88	6.93
Sick leave	1.46	1.14
Total actuarial liability	**9.34**	**8.07**
Assumptions		
Discount rate	7.20% per annum	6.05% per annum
Salary escalation rate	10.78% per annum	10.02% per annum

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors.

17 Segment reporting

Business segments

Business segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by RBI. The Group operates in the following segments:

(a) Treasury

The treasury segment primarily consists of net interest earnings from the Bank's investment portfolio, money market borrowing and lending, gains or losses on investment operations and on account of trading in foreign exchange and derivative contracts.

(b) Retail banking

Digital banking

The digital banking segment represents business by Digital Banking Units (DBUs). The said DBUs serves retail customers through the Bank's digital network and other online channels. This segment raises deposits from customers and provides loans and other services to customers.

Revenues of the DBUs are derived from interest earned on retail loans, fees from services rendered, etc. Expenses of this segment primarily comprise of interest expense on deposits, infrastructure and premises expenses for operating the DBUs, other direct overheads and allocated expenses of specialist product groups.

Other retail banking

The retail banking segment serves retail customers through the Bank's branch network and other channels. This segment raises deposits from customers and provides loans and other services to customers with the help of specialist product groups. Exposures are classified under retail banking taking into account the status of the borrower (orientation criterion), the nature of product, granularity of the exposure and the quantum thereof.

Revenues of the retail banking segment are derived from interest earned on retail loans, interest earned from other segments for surplus funds placed with those segments, subvention received from dealers and manufacturers, fees from services rendered, foreign exchange earnings on retail products etc. Expenses of this segment primarily comprise interest expense on deposits, commission paid to retail assets sales agents, infrastructure and premises expenses for operating the branch network and other delivery channels, personnel costs, other direct overheads and allocated expenses of specialist product groups, processing units and support groups.

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(c) **Wholesale banking**

The wholesale banking segment provides loans, non-fund facilities and transaction services to large corporates, emerging corporates, public sector units, government bodies, financial institutions and medium scale enterprises. Revenues of the wholesale banking segment consist of interest earned on loans made to customers, interest / fees earned on the cash float arising from transaction services, earnings from trade services and other non-fund facilities and also earnings from foreign exchange and derivative transactions on behalf of customers. The principal expenses of the segment consist of interest expense on funds borrowed from external sources and other internal segments, premises expenses, personnel costs, other direct overheads and allocated expenses of delivery channels, specialist product groups, processing units and support groups.

(d) **Other banking business**

This segment includes income from parabanking activities such as credit cards, debit cards, third party product distribution, primary dealership business and the associated costs. This segment also includes Bank's subsidiaries.

(e) **Unallocated**

All items which are reckoned at an enterprise level are classified under this segment. This includes capital and reserves, debt classified as Tier 1 or Tier 2 capital and other unallocable assets and liabilities such as deferred tax, etc.

Segment revenue includes earnings from external customers plus earnings from funds transferred to other segments. Segment result includes revenue less interest expense less operating expense and provisions, if any, for that segment. Segment-wise income and expenses include certain allocations. Interest income is charged by a segment that provides funding to another segment, based on yields benchmarked to an internally approved yield curve or at a certain agreed transfer price rate. Transaction charges are levied by the retail banking segment to the wholesale banking segment for the use by its customers of the retail banking segment's branch network or other delivery channels. Segment capital employed represents the net assets in that segment.

Geographic segments

The geographic segments of the Bank are categorised as domestic operations and foreign operations. Domestic operations comprise branches in India and foreign operations comprise branches outside India.

Segment reporting for the year ended March 31, 2023 is given below:

Business segments:

(₹ crore)

Sr. No.	Particulars	Treasury	Retail banking		Wholesale banking	Other banking operations	Total
			Digital banking #	Other Retail Banking			
1	Segment revenue	34,322.91	0.64	142,272.51	91,817.32	37,845.03	306,258.41
2	Unallocated revenue						2,548.76
3	Less: Inter-segment revenue						104,141.07
4	Income from operations (1) + (2) - (3)						204,666.10
5	Segment results	2,096.49	(0.85)	14,164.39	33,641.99	12,697.61	62,599.63
6	Unallocated expenses						1,101.24
7	Income tax expense (including deferred tax)						15,349.69
8	Net profit (5) - (6) - (7)						46,148.70
9	Segment assets	641,108.56	40.22	756,028.55	973,689.82	145,099.65	2,515,966.80
10	Unallocated assets						14,465.63
11	Total assets (9) + (10)						2,530,432.43
12	Segment liabilities	73,308.77	41.66	1,590,690.86	464,552.76	61,270.83	2,189,864.88
13	Unallocated liabilities						50,269.77
14	Total liabilities (12) + (13)						2,240,134.65

HDFC Bank Limited Integrated Annual Report 2022-23 363

Schedules to the Consolidated Financial Statements
For the year ended March 31, 2023

(₹ crore)

Sr. No.	Particulars	Treasury	Retail banking		Wholesale banking	Other banking operations	Total
			Digital banking #	Other Retail Banking			
15	Capital employed (9) - (12) (Segment assets - Segment liabilities)						326,101.92
16	Unallocated (10) - (13)						(35,804.14)
17	Total (15) + (16)						290,297.78
18	Capital expenditure	28.52	-	3,071.71	832.78	442.96	4,375.97
19	Depreciation	40.09	-	1,855.64	198.20	251.54	2,345.47
20	Provisions for non - performing assets / others*	(5.00)	-	6,738.00	685.66	6,435.42	13,854.08
21	Unallocated other provisions*						-

*Represents material non-cash charge other than depreciation and taxation.

Vide its circular dated April 07, 2022 on establishment of Digital Banking Units (DBUs), the RBI has prescribed reporting of Digital Banking Segment as a sub-segment of Retail Banking Segment. During the year ended March 31, 2023, the Bank has commenced operations at four DBUs and the segment information disclosed above is related to the said DBUs.

Geographic segments:

(₹ crore)

Particulars	Domestic	International	Total
Revenue	202,361.09	2,305.01	204,666.10
Assets	2,467,295.62	63,136.81	2,530,432.43
Capital expenditure	4,372.17	3.80	4,375.97

Segment reporting for the year ended March 31, 2022 is given below:

Business segments:

(₹ crore)

Sr. No.	Particulars	Treasury	Retail banking	Wholesale banking	Other banking operations	Total
1	Segment revenue	34,385.12	115,189.91	66,482.93	31,928.60	247,986.56
2	Unallocated revenue					(12.18)
3	Less: Inter-segment revenue					80,278.98
4	Income from operations (1) + (2) - (3)					167,695.40
5	Segment results	8,939.51	9,223.24	25,053.01	9,244.42	52,460.18
6	Unallocated expenses					1,586.79
7	Income tax expense (including deferred tax)					12,722.49
8	Net profit (5) - (6) - (7)					38,150.90
9	Segment assets	551,767.34	619,468.20	808,136.61	130,990.31	2,110,362.46
10	Unallocated assets					12,571.84
11	Total assets (9) + (10)					2,122,934.30
12	Segment liabilities	77,273.63	1,292,339.74	413,825.31	52,440.34	1,835,879.02
13	Unallocated liabilities					39,008.70
14	Total liabilities (12) + (13)					1,874,887.72
15	Capital employed (9) - (12) (Segment assets - Segment liabilities)					274,483.44
16	Unallocated (10) - (13)					(26,436.86)
17	Total (15) + (16)					248,046.58
18	Capital expenditure	24.69	2,393.82	229.00	240.43	2,887.94
19	Depreciation	40.48	1,295.47	149.27	195.51	1,680.73

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(₹ crore)

Sr. No.	Particulars	Treasury	Retail banking	Wholesale banking	Other banking operations	Total
20	Provisions for non - performing assets / others*	(14.52)	9,932.56	1,954.52	6,044.29	17,916.85
21	Unallocated other provisions*					8.40

*Represents material non-cash charge other than depreciation and taxation.

Geographic segments:

(₹ crore)

Particulars	Domestic	International	Total
Revenue	166,835.31	860.09	167,695.40
Assets	2,064,899.77	58,034.53	2,122,934.30
Capital expenditure	2,887.52	0.42	2,887.94

18 Related party disclosures

As per AS-18, Related Party Disclosures read with RBI Master Direction on Financial Statements - Presentation and Disclosures, the HDFC Bank Group's related parties are disclosed below:

Promoter

Housing Development Finance Corporation Limited

Key management personnel

Sashidhar Jagdishan, Managing Director and Chief Executive Officer
Kaizad Bharucha, Executive Director

Relatives of key management personnel and their interested entities

Nagsri Sashidhar, Jagdishan Chandrasekharan, Dhruv Sashidhar, Mythra Mahesh, Mahesh Babu Ramamurthy, Havovi Bharucha, Huzaan Bharucha, Danesh Bharucha, Daraius Bharucha, Dilnaaz D Bharucha, Nagsri - Creating Special Memories.

A specific related party transaction is a significant transaction wherever it exceeds 10% of all related party transactions in that category. Transactions between the Bank and Housing Development Finance Corporation Limited exceed 10% of all related party transactions in that category.

The Group's related party balances and transactions for the year ended March 31, 2023 are summarised as follows:

(₹ crore)

Items / Related party	Promoter	Key management personnel (KMP)	Relatives of KMP & their interested entities	Total
Deposits taken	2,739.28	22.20	3.82	**2,765.30**
	(4,505.30)	(22.20)	(3.86)	**(4,531.36)**
Deposits placed	0.32	-	-	**0.32**
	(0.32)	-	-	**(0.32)**
Advances given	-	0.56	#	**0.56**
	-	(0.61)	#	**(0.61)**
Fixed assets purchased from	-	-	-	**-**
Fixed assets sold to	-	-	-	**-**
Interest paid to	9.53	0.51	0.10	**10.14**
Interest received from	-	0.01	-	**0.01**
Income from services rendered to	588.82	#	#	**588.82**
Expenses for receiving services from	864.67	-	-	**864.67**
Equity investments	-	-	-	**-**
	-	-	-	**-**

HDFC Bank Limited Integrated Annual Report 2022-23 365

Schedules to the Consolidated Financial Statements
For the year ended March 31, 2023

(₹ crore)

Items / Related party	Promoter	Key management personnel (KMP)	Relatives of KMP & their interested entities	Total
Other investments	-	-	-	-
	-	-	-	-
Dividend paid to	1,340.15	6.64	#	1,346.79
Dividend received from	-	-	-	-
Receivable from	74.48	-	-	74.48
	(97.35)	-	-	(97.35)
Payable to	77.35	-	-	77.35
	(77.35)	-	-	(77.35)
Guarantees given	0.35	-	-	0.35
	(0.35)	-	-	(0.35)
Remuneration paid	-	20.58	-	20.58
Loans purchased from	36,910.13	-	-	36,910.13

# Denotes amount less than ₹ 1 lakh.

- Figures in bracket indicate maximum balance outstanding during the year based on comparison of the total outstanding balances at each quarter end.
- Remuneration paid is ₹ 10.55 crore to Mr. Sashidhar Jagdishan and ₹ 10.03 crore to Mr. Kaizad Bharucha (excluding value of employee stock options exercised during the year).
- Bonus and retiral benefits for key managerial personnel are accrued as a part of an overall pool and are not allocated against the key managerial personnel. These will be paid based on approval from RBI. As of March 31, 2023, approved unpaid deferred bonus in respect of earlier years was ₹ 7.25 crore.

The Bank being an authorised dealer, deals in foreign exchange and derivative transactions with parties which include its promoter. The foreign exchange and derivative transactions are undertaken in line with the RBI guidelines. The notional principal amount of foreign exchange and derivative contracts transacted with the promoter that were outstanding as on March 31, 2023 is ₹ 9,445.12 crore (previous year: ₹ 11,178.71 crore). The contingent credit exposure pertaining to these contracts computed in line with the extant RBI guidelines on exposure norms was ₹ 317.02 crore (previous year: ₹ 236.68 crore).

The Group's related party balances and transactions for the year ended March 31, 2022 are summarised as follows:

(₹ crore)

Items / Related party	Promoter	Key management personnel (KMP)	Relatives of KMP & their interested entities	Total
Deposits taken	2,741.49	4.54	1.43	2,747.46
	(5,132.37)	(23.02)	(1.43)	(5,156.82)
Deposits placed	0.32	-	-	0.32
	(0.32)	-	-	(0.32)
Advances given	-	0.55	#	0.55
	-	(0.73)	(0.01)	(0.74)
Fixed assets purchased from	-	-	-	-
Fixed assets sold to	-	-	-	-
Interest paid to	20.43	0.98	0.04	21.45
Interest received from	-	0.02	-	0.02
Income from services rendered to	463.93	#	#	463.93
Expenses for receiving services from	720.16	-	-	720.16
Equity investments	-	-	-	-
	-	-	-	-
Other investments	-	-	-	-
	-	-	-	-
Dividend paid to	562.00	2.50	#	564.50
Dividend received from	-	-	-	-

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(₹ crore)

Items / Related party	Promoter	Key management personnel (KMP)	Relatives of KMP & their interested entities	Total
Receivable from	65.33	-	-	65.33
	(135.56)	-	-	(135.56)
Payable to	64.14	-	-	64.14
	(64.14)	-	-	(64.14)
Guarantees given	0.39	-	-	0.39
	(0.40)	-	-	(0.40)
Remuneration paid	-	17.16	-	17.16
Loans purchased from	28,205.24	-	-	28,205.24

# Denotes amount less than ₹ 1 lakh.

- Figures in bracket indicate maximum balance outstanding during the year based on comparison of the total outstanding balances at each quarter end.
- Remuneration paid is ₹ 6.52 crore to Mr. Sashidhar Jagdishan and ₹ 10.64 crore to Mr. Kaizad Bharucha (excluding value of employee stock options exercised during the year).
- Bonus and retiral benefits for key managerial personnel are accrued as a part of an overall pool and are not allocated against the key managerial personnel. These will be paid based on approval from RBI. As of March 31, 2022, approved unpaid deferred bonus in respect of earlier years was ₹ 2.09 crore.

19 Additional information pursuant to Schedule III of the Companies Act, 2013

Additional information to consolidated accounts at March 31, 2023 (Pursuant to Schedule III of the Companies Act, 2013)

(₹ crore)

Name of entity	Net assets as of March 31, 2023		Profit or (loss) for the year ended March 31, 2023	
	As % of consolidated net assets**	Amount***	As % of consolidated profit or loss	Amount***
Parent:				
HDFC Bank Limited	96.81%	280,199.01	95.89%	44,108.71
Subsidiaries*:				
1. HDFC Securities Limited	0.60%	1,745.23	1.63%	748.86
2. HDB Financial Services Limited	4.10%	11,857.72	4.55%	2,093.94
Minority Interest in all subsidiaries	0.30%	860.26	0.33%	151.59

*The subsidiaries are domestic entities.
**Consolidated net assets are total assets minus total liabilities including minority interest.
***Amounts are before inter-company adjustments.

Additional information to consolidated accounts at March 31, 2022 (Pursuant to Schedule III of the Companies Act, 2013)

(₹ crore)

Name of entity	Net assets as of March 31, 2022		Profit or (loss) for the year ended March 31, 2022	
	As % of consolidated net assets**	Amount***	As % of consolidated profit or loss	Amount***
Parent:				
HDFC Bank Limited	97.08%	240,092.94	97.13%	36,961.33
Subsidiaries*:				
1. HDFC Securities Limited	0.66%	1,644.71	2.62%	995.94
2. HDB Financial Services Limited	3.97%	9,823.61	2.68%	1,020.19
Minority Interest in all subsidiaries	0.29%	720.42	0.26%	98.15

*The subsidiaries are domestic entities.
**Consolidated net assets are total assets minus total liabilities including minority interest.
***Amounts are before inter-company adjustments.

HDFC Bank Limited Integrated Annual Report 2022-23 367

Schedules to the Consolidated Financial Statements
For the year ended March 31, 2023

20 Leases

Operating leases primarily comprise office premises, staff residences and Automated Teller Machines ('ATM's), which are renewable at the option of the Group. The details of maturity profile of future operating lease payments are given below:

(₹ crore)

Particulars	March 31, 2023	March 31, 2022
Not later than one year	1,519.61	1,331.50
Later than one year and not later than five years	5,589.15	4,573.70
Later than five years	6,923.57	5,480.08
Total	**14,032.33**	**11,385.28**
The total of minimum lease payments recognised in the Profit and Loss Account for the year	1,814.68	1,425.62
Total of future minimum sub-lease payments expected to be received under non-cancellable sub-leases	46.30	55.84
Sub-lease amounts recognised in the Profit and Loss Account for the year	11.63	10.92
Contingent (usage based) lease payments recognised in the Profit and Loss Account for the year	373.70	321.96

The Bank has sub-leased certain of its properties taken on lease.

The terms of renewal and escalation clauses are those normally prevalent in similar agreements. There are no undue restrictions or onerous clauses in the agreements.

21 Penalties levied by the RBI

During the year ended March 31, 2023, there were Nil instances of penalty levied by the RBI on the Bank.

During the year ended March 31, 2022, RBI by an order dated May 27, 2021, levied a penalty of ₹ 10 crore for marketing and sale of third-party non-financial products to the Bank's auto loan customers, arising from a whistle blower complaint, which revealed, inter alia, contravention of Section 6(2) and Section 8 of the Banking Regulation Act, 1949. The Bank has discontinued the sale of said third-party non-financial product since October 2019.

22 Small and micro industries

HDFC Bank Limited

Under the Micro, Small and Medium Enterprises Development Act, 2006, which came into force from October 02, 2006, certain disclosures are required to be made relating to Micro, Small and Medium enterprises. There have been no reported cases of delays in payments to micro and small enterprises or of interest payments due to delays in such payments during the years ended March 31, 2023 and March 31, 2022. The above is based on the information available with the Bank which has been relied upon by the auditors.

HDFC Securities Limited

On the basis of the information available with the Company and the intimation received from 'suppliers' regarding their status under the Micro, Small and Medium Enterprises Development Act, 2006, the amount unpaid as at March 31, 2023 was ₹ 0.20 crore (previous year: ₹ 0.11 crore).

HDB Financial Services Limited

As per the confirmation received from the suppliers covered under the Micro, Small and Medium Enterprises Development Act, 2006, the amount unpaid as at March 31, 2023 was Nil (previous year: Nil). The above is based on the information available with the Company which has been relied upon by the auditors.

368

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

23 Corporate social responsibility

HDFC Bank Limited

The details of Corporate Social Responsibility (CSR) activities carried out in line with the CSR Policy of the Bank are given below:

(₹ crore)

Sr. No.	Particulars	March 31, 2023	March 31, 2022
1	Amount required to be spent by the Bank during the year	823.30	733.86
2	Amount of expenditure incurred	821.49	736.87
3	Amount available for set off from preceding financial years	9.20	7.05
4	Amount required to be setoff for the financial year	1.81	-
5	Shortfall at the end of the year	-	-
6	Details of unspent CSR amount for the preceding three financial years	-	-
7	Reason for shortfall	-	-
8	Nature of CSR activities	- Rural Development - Promotion of Education - Skill Training & Livelihood Enhancement - Financial Literacy & Inclusion - Healthcare & Hygiene	- Rural Development - Promotion of Education - Skill Training & Livelihood Enhancement - Financial Literacy & Inclusion - Healthcare & Hygiene
9	Details of related party transactions, e.g. contribution to a trust controlled by the Bank in relation to CSR expenditure as per relevant Accounting Standard	-	-
10	Where a provision is made with respect to a liability incurred by entering into a contractual obligation, the movements in the provision	-	-

HDFC Securities Limited

During the year ended March 31, 2023, the Company has incurred expenditure towards Corporate Social Responsibility (CSR) activities which are as below:

(₹ crore)

Sr. No.	Particulars	March 31, 2023	March 31, 2022
1	Amount required to be spent by the Bank during the year	18.50	13.00
2	Amount of expenditure incurred	18.50	13.00
3	Amount available for set off from preceding financial years	-	-
4	Amount required to be setoff for the financial year	-	-
5	Shortfall at the end of the year	-	-
6	Details of unspent CSR amount for the preceding three financial years	-	-
7	Reason for shortfall	-	-
8	Nature of CSR activities	1. Education 2. Medical Assistance 3. Health & Sanitation 4. Sports 5. Skill development	1. Education 2. Medical Assistance 3. Health & Sanitation 4. Sports 5. Skill development
9	Details of related party transactions, e.g. contribution to a trust controlled by the Bank in relation to CSR expenditure as per relevant Accounting Standard	-	-
10	Where a provision is made with respect to a liability incurred by entering into a contractual obligation, the movements in the provision	-	-

HDFC Bank Limited Integrated Annual Report 2022-23 369

Schedules to the Consolidated Financial Statements
For the year ended March 31, 2023

HDB Financial Services Limited

During the year ended March 31, 2023, the Company has incurred expenditure towards Corporate Social Responsibility (CSR) activities which are as below:

(₹ crore)

Sr. No.	Particulars	March 31, 2023	March 31, 2022
1	Amount required to be spent by the Bank during the year	22.15	24.70
2	Amount of expenditure incurred	21.78	25.83
3	Amount available for set off from preceding financial years	(1.13)	-
4	Amount required to be setoff for the financial year	-	-
5	Shortfall / (Excess) at the end of the year	(0.76)	(1.13)
6	Details of unspent CSR amount for the preceding three financial years	-	2.28
7	Reason for shortfall	-	-
8	Nature of CSR activities	CSR activities conducted during the year was focused on promoting healthcare, enhancing employability skills for unemployed individuals, supporting restoration of waterbodies and other water conservation activities, among other interventions.	
9	Details of related party transactions, e.g., contribution to a trust controlled by the company in relation to CSR expenditure as per relevant Accounting Standard	-	-
10	Where a provision is made with respect to a liability incurred by entering into a contractual obligation, the movements in the provision	-	-

24 COVID-19

The COVID-19 virus, a global pandemic affected the world economy over the last two to three years. The extent to which any new wave of COVID-19 will impact the group's results will depend on ongoing as well as future developments, including, among other things, any new information concerning the severity of the COVID-19 pandemic, and any action to contain its spread or mitigate its impact whether government-mandated or elected by us.

25 Additional disclosure

Additional statutory information disclosed in the separate financial statements of the Bank and subsidiaries have no material bearing on the true and fair view of the Consolidated Financial Statements and the information pertaining to such items which are not material have not been disclosed in the Consolidated Financial Statements

26 Disclosure under Rule 11 (e) of the Companies (Audit and Auditors) Rules, 2014

HDFC Bank Limited

The Bank, as part of its normal banking business, grants loans and advances to its constituents including foreign entities with permission to lend / invest / provide guarantee or security or the like in other entities identified by such constituents. Similarly, the Bank accepts deposits from its constituents, who may instruct the Bank to lend / invest / provide guarantee or security or the like against such deposit in other entities identified by such constituents.

These transactions are part of Bank's normal banking business, which is conducted after exercising proper due diligence including adherence to "Know Your Customer" guidelines as applicable in respective jurisdiction.

Other than the nature of transactions described above, the Bank has not advanced / lent / invested / provided guarantee or security to or in any other person with an understanding to lend / invest / provide guarantee or security or the like to or in any other person. Similarly, other than the nature of transactions described above, the Bank has not received any funds from any other person with an understanding that the Bank shall lend or invest or provide guarantee or security or the like to or in any other person.

370

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

HDB Financial Services Limited

No funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Company to or in any other person(s) or entity(ies), including foreign entities ("Intermediaries"), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, whether, directly or indirectly lend to or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Company ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

No funds have been received by the Company from any person(s) or entity(ies), including foreign entities ("Funding Parties"), with the understanding, whether recorded in writing or otherwise, that the Company shall, whether, directly or indirectly, lend to or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

HDFC Securities Limited

The Company, as part of its normal broking business, is engaged in a single line of business as a provider of broking services to its clients in capital market. As a brokerage house, its activities comprise several classes of services including agency transactions, subscription based services and distribution of financial products.

No funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Company to or in any other persons or entities, including foreign entities ("Intermediaries"), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall:

- directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever ("Ultimate Beneficiaries") by or on behalf of the Company or
- provide any guarantee, security or the like to or on behalf of the Ultimate Beneficiaries.

During the year, the Company has not received any fund from any person(s) or entity(ies), including foreign entities (Funding Party) with the understanding (whether recorded in writing or otherwise) that the Company shall:

- directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party (Ultimate Beneficiaries) or
- provide any guarantee, security or the like to or on behalf of the Ultimate Beneficiaries.

27 Comparative figures

Figures for the previous year have been regrouped and reclassified wherever necessary to conform to the current year's presentation. The previous year comparative numbers were jointly audited by MSKA & Associates and M M Nissim & Co. LLP, Chartered Accountants.

As per our report of even date

For M M Nissim & Co LLP
Chartered Accountants
ICAI Firm Registration Number: 107122W/W100672

Sanjay Khemani
Partner
Membership Number: 044577

For Price Waterhouse LLP
Chartered Accountants
ICAI Firm Registration Number: 301112E/E300264

Sharad Vasant
Partner
Membership Number: 101119

For and on behalf of the Board

Atanu Chakraborty
Part-time Chairman of the Board

Umesh Chandra Sarangi
Independent Director

M. D. Ranganath
Independent Director

Sandeep Parekh
Independent Director

Sanjiv Sachar
Independent Director

Lily Vadera
Independent Director

Sashidhar Jagdishan
Managing Director & CEO

Renu Karnad
Non-Executive Director

Kaizad Bharucha
Executive Director

Srinivasan Vaidyanathan
Chief Financial Officer

Santosh Haldankar
Company Secretary

Mumbai, April 15, 2023

HDFC Bank Limited Integrated Annual Report 2022-23 371

Basel III—Pillar 3 Disclosures As at March 31, 2023 The Reserve Bank of India (RBI) requires banks to make Pillar 3 disclosures including leverage ratio, liquidity coverage ratio and net stable funding ratio under the Basel III Framework. These disclosures are available on HDFC Bank’s website under the ‘Regulatory Disclosures’ section. The link to this section is given below: https://www.hdfcbank.com/personal/resources/regulatory-disclosures The Regulatory Disclosures section contains the following disclosures: • QualitativeandquantitativePillar3disclosures: ¡ Scope of application ¡ Capital adequacy ¡ Credit risk ¡ Credit risk: Portfolios subject to the standardised approach ¡ Credit risk mitigation: Disclosures for standardised approach ¡ Securitisation exposures ¡ Market risk in trading book ¡ Operational risk ¡ Asset Liability Management (‘ALM’) risk management ¡ General disclosures for exposures related to counterparty credit risk ¡ Equities: Disclosure for banking book positions • Compositionofcapitalandreconciliationrequirements • Mainfeaturesandfulltermsandconditionsofregulatorycapitalinstruments • Leverageratiodisclosures • Liquiditycoverageratiodisclosure • Netstablefundingratiodisclosure 372

Statement Pursuant to section 129

of the Companies Act, 2013

Form AOC - 1: Pursuant to the first proviso to sub-section (3) of section 129 of the Companies Act, 2013 read with rule 5 of Companies (Accounts) Rules, 2014

Statement containing salient features of the financial statement of subsidiaries, associate companies and joint ventures

Part A: Subsidiaries

(₹ in crore)

Sr. No.	Name of the subsidiary	HDFC Securities Limited	HDB Financial Services Limited
1	The date since when subsidiaries was acquired	September 28, 2005	August 31, 2007
2	Reporting period for the subsidiary concerned, if different from the holding company's reporting period	Reporting period of the subsidiary is the same as that of the holding company i.e. April 1, 2022 to March 31, 2023	Reporting period of the subsidiary is the same as that of the holding company i.e. April 1, 2022 to March 31, 2023
3	Reporting currency and exchange rate as on the last date of the relevant financial year in the case of foreign subsidiaries	Not applicable as this is a domestic subsidiary	Not applicable as this is a domestic subsidiary
4	Share capital	15.89	791.40
5	Reserves & surplus	1,729.34	11,066.32
6	Total assets	8,193.27	71,667.41
7	Total liabilities	6,448.04	59,809.69
8	Investments	1,135.75	1,254.95
9	Turnover	1,839.08	13,202.80
10	Profit before taxation	1,005.37	2,805.02
11	Provision for taxation	256.51	711.08
12	Profit after taxation	748.86	2,093.94
13	Proposed dividend	Nil*	Nil**
14	% of shareholding	95.57%	94.84%

* The Company paid interim dividend of ₹ 697.91 crore during the year.
** The Company paid interim dividend of ₹ 71.20 crore during the year.

Notes:

1. There are no subsidiaries that are yet to commence operations.
2. No subsidiaries were liquidated or sold during the year.

Part B: Associate Companies and Joint Ventures

Not Applicable

For and on behalf of the Board

Atanu Chakraborty
Part-time Chairman of the Board

M. D. Ranganath
Independent Director

Sanjiv Sachar
Independent Director

Sashidhar Jagdishan
Managing Director & CEO

Kaizad Bharucha
Executive Director

Santosh Haldankar
Company Secretary

Umesh Chandra Sarangi
Independent Director

Sandeep Parekh
Independent Director

Lily Vadera
Independent Director

Renu Karnad
Non-Executive Director

Srinivasan Vaidyanathan
Chief Financial Officer

Mumbai, April 15, 2023

HDFC Bank Limited Integrated Annual Report 2022-23 373

Certificate on Corporate Governance To, The Members of HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai 400013 We, BNP & Associates have examined all relevant records of HDFC Bank Limited (hereinafter referred as “the Bank”) as provided through the virtual data room for the purpose of certifying the compliance ensured by the Bank for disclosure requirements and corporate governance norms as specified for the Listed Companies, as prescribed under Regulations 17 to 27, clauses (b) to (i) of sub-regulation (2) of Regulation 46 and Para C, D and E of Schedule V of Chapter IV of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘LODR’), for the financial year ended 31st March 2023. We have obtained all the information and explanations, which, to the best of our knowledge and belief, necessary for the purpose of this certification. We state that the compliance requirements of Corporate Governance is the responsibility of the management of the Bank, and our examination is limited to procedures and implementation thereof as adopted by the Bank for ensuring the compliance. It is neither an audit nor an expression of opinion on the financial statements of the Bank. In our opinion, and to the best of our information and according to the explanations given to us, we certify that the Bank has complied with the conditions of Corporate Governance as specified in the LODR for FY 2022-23. We further state that the above certification is neither an assurance as to the future viability of the Bank nor the efficiency or effectiveness with which the management has conducted the affairs of the Bank during the financial year. For BNP & Associates Company Secretaries [Firm Regn. No. P2014MH037400] PR No. 637/2019 Avinash Bagul Partner FCS No.: 5578 CP No.: 19862 UDIN: F005578E000524569 Place: Mumbai Date: June 30, 2023 374

Certificate under SEBI Listing Regulations

To,

The Members,
HDFC Bank Limited,
HDFC Bank House,
Senapati Bapat Marg,
Lower Parel (West),
Mumbai - 400013.

We have examined the relevant registers, records, forms, returns and disclosures received from the Directors of **HDFC Bank Limited [CIN.: L65920MH1994PLC080618]** (hereinafter called the 'Bank') having its Registered Office at HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013 and also the information provided by the Bank, its officers and the authorised representatives for the purpose of issuance of the Certificate, in accordance with Regulation 34 (3) read with Schedule V Para-C Sub clause 10 (i) of the Securities Exchange Board of India (Listing Obligations and Disclosure Requirements) 2015 (LODR), as amended vide notification no SEBI/LAD/NRO/GN/2018/10 dated May 9, 2018 issued by SEBI.

In our opinion and to the best of our information and according to the verifications (including Directors Identification Number (DIN) status at the portal www.mca.gov.in) as considered necessary and explanations furnished to us by the Bank and its officers, we hereby certify that none of the Directors on the Board of the Bank as stated below for the Financial Year ended on March 31, 2023 have been debarred or disqualified from being appointed or continuing as Directors of the Bank by Securities and Exchange Board of India, Ministry of Corporate Affairs or any such statutory authority.

S. No.	Name of the Director	DIN	Date of Appointment in the Company*
1.	Mr. Atanu Chakraborty	01469375	May 05, 2021
2.	Ms. Renu Sud Karnad	00008064	March 3, 2020
3.	Mr. Sanjiv Sachar	02013812	July 21, 2018
4.	Mr. Umesh Chandra Sarangi	02040436	March 1, 2016
5.	Mrs. Lily Vadera	09400410	November 26, 2021
6.	Mr. Kaizad Bharucha	02490648	December 24, 2013
7.	Mr. Sandeep Pravin Parekh	03268043	January 19, 2019
8.	Mr. Malay Yogendra Patel **	06876386	March 31, 2015
9.	Mr. Mavinakere Dwarakanath Ranganath	07565125	January 31, 2019
10.	Ms. Sunita Maheshwari	01641411	March 30, 2021
11	Mr. Sashidhar Jagdishan	08614396	October 27, 2020

*Date of appointment is taken from MCA.
** Ceased to be the Director of the Bank with effect from close of business hours on March 30, 2023.

HDFC Bank Limited Integrated Annual Report 2022-23 375

Certificate under SEBI Listing Regulations Ensuring the eligibility for the appointment / continuity of every Director on the Board is the responsibility of the management of the Bank. Our responsibility is to express an opinion on these based on our verification. This certificate is neither an assurance as to the future viability of the Bank nor of the efficiency or effectiveness with which the management has conducted the affairs of the Bank. For BNP & Associates Company Secretaries [Firm Regn. No. P2014MH037400] PR No. 637/2019 Avinash Bagul Partner FCS No.: 5578 CP No.: 19862 UDIN: F005578E000524580 Place: Mumbai Date: June 30, 2023 376

Report on Corporate Governance

[Report on Corporate Governance pursuant to the Companies Act, 2013 and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 {"the SEBI Listing Regulations"} and forming a part of the report of the Board of Directors]


Corporate Governance Framework
Shareholders
Regulators
Board of Directors
Audit Committee
Stakeholders' Relationship Committee
Nomination & Remuneration Committee
Risk Policy & Monitoring Committee
Other Committees
External and Internal Auditors
Managing Director
Executive Director

- The Board of Directors of the Bank are the ultimate custodians of governance.
- The Board of Directors are accountable to various stakeholders such as shareholders, regulatory authorities including Reserve Bank of India, Securities and Exchange Board of India, Ministry of Corporate Affairs, etc.
- The Bank has an engaged, experienced, diverse and a well-informed Board. Through the governance framework in the Bank, the Board along with its Committees, each with defined roles, undertakes its responsibilities towards all its stakeholders.
- The joint Statutory Auditors have a reporting responsibility to the Audit Committee.
- The Managing Director & Chief Executive Officer is responsible for the overall affairs of the Bank, under the superintendence, guidance and control of the Board of Directors.
- The Executive Director, under the guidance of the Managing Director, has over-sight over various business functions

Philosophy on Code of Corporate Governance

The Bank believes in adopting and adhering to the best recognized corporate governance practices and continuously benchmarking itself against each such practice. The Bank understands and respects its role and responsibility towards its shareholders and strives hard to meet their expectations.

The Bank believes that best board governance practices, transparent disclosures and shareholder empowerment are necessary for creating shareholder value. The Bank has infused the philosophy of corporate governance into all its activities. The philosophy on corporate governance is an important tool for shareholder protection and maximization of their long-term values. The cardinal principles such as independence, accountability, responsibility, transparency, fair and timely disclosures, credibility, sustainability, etc. serve as the means for implementing the philosophy of corporate governance in letter and in spirit.

Board of Directors

The composition of the Board of Directors of the Bank ("Board") is governed by the provisions of the Companies Act, 2013, the Banking Regulation Act, 1949, SEBI Listing Regulations and other applicable laws.

HDFC Bank Limited Integrated Annual Report 2022-23 377

Report on Corporate Governance

As on the date of this report, the Board consists of twelve (12) Directors as follows:

S. No.	Category	Name of Director
1	Executive Directors	i. Mr. Sashidhar Jagdishan (Managing Director & Chief Executive Officer) ii. Mr. Kaizad Bharucha (Deputy Managing Director) iii. Mr. Bhavesh Zaveri
2	Non-Executive Directors	i. Mrs. Renu Karnad ii. Mr. Keki Mistry
3	Independent Directors	i. Mr. Atanu Chakraborty (Part-time Chairman & Independent Director) ii. Mr. Umesh Chandra Sarangi iii. Mr. Sanjiv Sachar iv. Mr. M. D. Ranganath v. Mr. Sandeep Parekh vi. Dr. (Mrs.) Sunita Maheshwari vii. Mrs. Lily Vadera

Mrs. Renu Karnad was re-appointed as the Non- Executive Director (Nominee of Housing Development Finance Corporation Limited, Promoter of the Bank) on the Board of the Bank, for a period of five (5) years w.e.f. September 3, 2022, which was approved by the shareholders at the 28th Annual General Meeting held on July 16, 2022. Further, Mrs. Renu Karnad has been appointed as as an Additional and Non-Executive (Non-Independent) Director of the Bank, with effect from July 01, 2023 i.e. effective date of the composite scheme of amalgamation inter alia of Housing Development Finance Corporation Limited into and with the Bank, liable to retire by rotation. Her appointment shall be subject to the approval of the shareholders of the Bank in the ensuing Annual General Meeting.

Mr. Malay Patel ceased to be Independent Director on the Board of the Bank with effect from the close of business hours on March 30, 2023, upon completion of a continuous period of eight years from the date of his initial appointment as Director of the Bank.

Mr. Kaizad Bharucha who was an Executive Director of the Bank was appointed as the Deputy Managing Director of the Bank for a period of 3 (three) years w.e.f. April 19, 2023 and the same was approved by the Reserve Bank of India and subsequently by the shareholders of the Bank through Postal ballot on June 11, 2023.

Mr. Bhavesh Zaveri was appointed as an Executive Director of the Bank for a period of 3 (three) years w.e.f. April 19, 2023 and the same was approved by the Reserve Bank of India and subsequently by the shareholders of the Bank through Postal ballot on June 11, 2023.

Further, at the meeting of the Board of Directors held on March 04, 2023, the Board has recommended the re-appointment of Mr. Sashidhar Jagdishan as the Managing Director and Chief Executive Officer of the Bank for a period of three (3) years with effect from October 27, 2023, subject to the approval of the Reserve Bank of India and shareholders of the Bank.

Mr. Keki Mistry has been appointed as an Additional Non-Executive (Non-Independent) Director of the Bank with effect from June 30, 2023, subject to the approval of the shareholders of the Bank in the ensuing Annual General Meeting.

The Bank has recommended to the RBI, the candidature of Mr. V. Srinivasa Rangan for appointment as an Executive Director (i.e. Whole-time Director) of the Bank for a period of 3 (three) years from such date or such other period as may be approved by RBI, and subsequently by the shareholders of the Bank

All the Directors have made necessary disclosures regarding their directorship and committee positions occupied by them in other companies. None of the directors are related to each other. Further, the independent directors fulfill the conditions specified in the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and are independent of the management.

Details of directorships, memberships and chairpersonships of the committees of other companies for the current Directors of the Bank are as follows:

Name of Director	Directorships on the Board of other companies*	Memberships of committees of other companies*
Mr. Atanu Chakraborty	3 (1)	-
Mr. Bhavesh Zaveri	-	-
Mr. Kaizad Bharucha	-	-
Mrs. Lily Vadera	-	-
Mr. M. D. Ranganath	-	-
Mr. Keki Mistry	10 (1)	9 (2)
Mrs. Renu Karnad	12 (1)	6 (3)
Mr. Sandeep Parekh	1	-
Mr. Sanjiv Sachar	1	-
Mr. Sashidhar Jagdishan	-	-
Dr. (Mrs.) Sunita Maheshwari	6	1
Mr. Umesh Chandra Sarangi	1	-

* The figures in brackets indicate chairpersonships.

Note: For the purpose of considering the limit of the directorships and limits of committees on which the directors are members / chairpersons, all public limited companies (whether listed or not), private limited companies, foreign companies and companies under Section 8 of the Companies Act, 2013 have been included. Further, chairpersonships / memberships of only the Audit Committee and the Stakeholders' Relationship Committee in these companies have been considered.

378

Introduction to Our How We Our Responsible Statutory Reports and Overview HDFC Bank Performance Create Value Strategy Business Financial Statements Profile of Board of Directors The profile of the Directors of the Bank as on the date of this report are as under: Mr. Atanu Chakraborty (DIN 01469375) [Part-time Chairman and Independent Director] Mr. Atanu Chakraborty, aged sixty-three (63) years, served the Government of India, for a period of thirty-five (35) years, as a member of Indian Administrative Service (IAS) in Gujarat cadre. He has mainly worked in areas of Finance & Economic Policy, Infrastructure, Petroleum & Natural Gas. In the Union Government, he held various posts such as Secretary to Government of India in the Ministry of Finance- Department of Economic Affairs (DEA) during FY 2019-20. As Secretary (DEA), he co-ordinated economic policy making for all ministries/ departments and managed entire process of formulation of budget making for Union of India, including its passage in Parliament. He was responsible for fiscal management policies, policies for public debt management and development & management of financial markets. Mr. Chakraborty also handled financial stability and currency, domestic & foreign related issues as well. He managed flow of funds with multilateral and bilateral financial institutions and had multiple interfaces with them. He also headed a multi-disciplinary task force that produced the National Infrastructure Pipeline (NIP). He has also served as Secretary to the Union Government for Disinvestment (Department of Investment and Public Asset Management) wherein he was responsible for both policy as well as execution of the process of disinvestment of Government of India’s stake in state owned enterprises. During the period 2002-07, Mr. Chakraborty served as Director and subsequently as Joint Secretary, Ministry of Finance (Department of Expenditure). During this period, he appraised projects in the Infrastructure sector as well as looked after subsidies of Government of India. He had also updated and modernized the Government’s Financial & Procurement rules. Mr. Chakraborty has also discharged varied roles in the Gujarat State Government including heading the Finance Department as its Secretary. He had been responsible for piloting the private sector investment legislation in the State. In the State Govt., he has worked on the ground in both public governance and development areas. Mr. Chakraborty has also served on the Board of World Bank as alternate Governor as well as on the Central Board of Directors of the Reserve Bank of India. He was also the Chairman of National Infrastructure Investment Fund (NIIF) as also on the Board of many listed companies. Mr. Chakraborty was the CEO/MD of the Gujarat State Petroleum Corporation Limited group of companies as well as Gujarat State Fertilizers and Chemicals Limited. Mr. Chakraborty had published articles in reputed journals in the areas of public finance, risk sharing in Infrastructure projects and gas infrastructure. Mr. Chakraborty graduated as a Bachelor in Engineering (Electronics & Communication) from NIT Kurukshetra. He holds a Diploma in Business Finance (ICFAI, Hyderabad) and a Master’s degree in Business Administration from the University of Hull, UK. Mr. Chakraborty is an Independent Director in BAE Systems India (Services) Private Limited, Credavenue Private Limited and Association of City Gas Distribution Entities. Mr. Chakraborty does not hold any shares in the Bank as on March 31, 2023. Mr. Sashidhar Jagdishan (DIN: 08614396) [Managing Director & Chief Executive Officer] Mr. Sashidhar Jagdishan, aged fifty-eight (58) years, has an overall experience of thirty (31) years. He has completed his graduation in Science with specialization in Physics, is a Chartered Accountant by profession and holds a Master’s degree in Economics of Money, Banking & Finance from the University of Sheffield, United Kingdom. Mr. Jagdishan joined the Bank in the year 1996 as a Manager in the Finance function. He became Business Head—Finance in 1999 and was appointed as Chief Financial Officer in the year 2008. He played a critical role in supporting the growth trajectory of the Bank, and led the finance function with a pivotal role in aligning the organization in achieving the strategic objectives over the years. Prior to his appointment as Managing Director & Chief Executive Officer of the Bank, he was the Group Head of the Bank in addition to overseeing the functions of Finance, Human Resources, Legal & Secretarial, Administration, Infrastructure, Corporate Communications and Corporate Social Responsibility. Mr. Jagdishan is not a director in any other company. Mr. Jagdishan along with his relatives, holds 16,49,343 equity shares in the Bank as on March 31, 2023. Mr. Kaizad Bharucha (DIN: 02490648) [Deputy Managing Director] Mr. Kaizad Bharucha, aged fifty-eight (58) years, is a career banker with more than 35 years of experience. He has been associated with the Bank since 1995. Currently, he is responsible for Wholesale Banking covering areas of Corporate Banking, PSUs, Capital & Commodities Markets, Financial Institutions, Custody, Mutual Funds, Global Capability Centre & Financial Sponsors coverage and Banks coverage. HDFC Bank Limited Integrated Annual Report 2022-23 379

Report on Corporate Governance He was previously responsible for Corporate Banking, Emerging Corporates Group, Business Banking, Healthcare Finance, Agri lending, Tractor financing, Commercial Vehicle Finance, Commercial Equipment Finance, Infrastructure Finance, Department for Special Operations and Inclusive Banking Initiatives Group. Further, in his previous role as Group Head—Credit & Market Risk, he was responsible for the risk management activities in the Bank viz. Credit Risk, Market Risk, Debt Management, Risk Intelligence and Control Functions. Mr. Bharucha is also the Designated Director, Financial Intelligence Unit (FIU) and the Designated Director, Internal Ombudsmen Committee. He also represents the Bank in various interactions with regulators and government agencies. Prior to joining the Bank, he worked in SBI Commercial and International Bank in various areas including Trade Finance and Corporate Banking. He has rich and extensive experience in Risk Management, Credit Management, Banking and Business Management, and has represented the Bank as a member of the working group on banking related committees. He holds a Bachelor of Commerce degree from University of Mumbai. Mr. Bharucha is not a director in any other company. Mr. Bharucha, along with his relatives, holds 24,44,295 equity shares in the Bank as on March 31, 2023. Mr. Bhavesh Zaveri (DIN: 01550468) [Executive Director] Mr. Bhavesh Zaveri, aged fifty-seven (57) years is the Group Head – Operations, Cash Management & ATM Product of HDFC Bank. In his current role, he is responsible for Business and Operations across the country and for creating and delivering a flawless operations execution capability across the diversified product suite of the Bank to the Corporate, MSME & Retail verticals including for Asset, for Liabilities and for Transaction Services of Payments & Cash Management, Trade Finance & Treasury, and ATM Product. He has an overall experience of over 36 years and has headed the critical functions of Operations, Cash Management and Technology at the Bank. Mr. Zaveri joined the Bank in 1998 in the Operations function. He became Business Head – Wholesale Banking Operations in the year 2000 and was appointed as Group Head—Operations in 2009. He assumed additional responsibilities of the Information Technology function in 2015. In his previous role as Group Head—IT, he has contributed to the Digital transformation of the Bank by embracing technology to ensure operational efficiency resulting in improved customer experience across different product offerings of the Bank. He has also participated in RBI’s Internal Payments Council Meet and was part of the Umbrella Organization for Payments 380 Committee of 2004 that led to the formation of National Payment Corporation of India (NPCI). He is the only elected Indian from India on the SWIFT Scrl Global Board, Brussels. He has been featured twice in the “Who’s Who in Treasury and Cash Management” by Global Trade Review. He has also been a member of various committees formed by the Reserve Bank of India and Indian Banks’ Association. He also previously served on the Board of SWIFT Scrl—Brussels, Swift India Domestic Services Private Limited, The Clearing Corporation of India Limited, National Payment Corporation of India Limited, Goods & Service Tax Network Limited, HDB Financial Services Limited and HDFC Securities Limited. Prior to joining the Bank, Mr. Zaveri worked for Oman International Bank and Barclays Bank. He holds a Master’s Degree in Commerce from Mumbai University and is a Certified Associate of the Indian Institute of Bankers. Mr. Zaveri is not a director in any other company. Mr. Zaveri along with his relatives, holds 8,08,710 equity shares in the Bank as on March 31, 2023. Mr. Umesh Chandra Sarangi (DIN: 02040436) [Independent Director] Mr. Umesh Chandra Sarangi, aged seventy-one (71) years, holds a Master’s degree in Science (Botany) from Utkal University (gold medallist). Mr. Sarangi has over three decades of experience in Indian Administrative Service and brought in significant reforms in modernizing of agriculture, focus on agro processing and export. As the erstwhile Chairman of National Bank for Agricultural and Rural Development (NABARD) from December 2007 to December 2010, Mr. Sarangi focused on rural infrastructure, accelerated initiatives such as microfinance, financial inclusion, watershed development and tribal development. Mr. Sarangi has specialized knowledge and experience in agriculture and rural economy pursuant to Section 10-A (2)(a) of the Banking Regulation Act, 1949. Mr. Sarangi is not a director in any other listed or public limited company. Mr. Sarangi does not hold any shares in the Bank as on March 31, 2023. Mr. Sanjiv Sachar (DIN: 02013812) [Independent Director] Mr. Sanjiv Sachar, aged sixty-five (65) years, is a Fellow Associate of the Institute of Chartered Accountants of India and former Senior Partner of Egon Zehnder, the world’s largest privately held executive search firm.

Introduction to Our How We Our Responsible Statutory Reports and Overview HDFC Bank Performance Create Value Strategy Business Financial Statements Mr. Sachar set up the Egon Zehnder practice in India in 1995 and played a key role in establishing the firm as a market leader in the executive search space across various country segments. Over the course of his two decades at Egon Zehnder, Mr. Sachar has mentored senior executives across industry sectors that today are either Board members, CEOs or CFOs of large corporates in India and overseas. Mr. Sachar has also been the co-founder of the chartered accountancy and management consulting firm, Sachar Vasudeva & Associates and co-founded executive search firm, Direct Impact. Mr. Sachar is an Independent Director in KDDL Limited. Mr. Sachar does not hold any shares in the Bank as on March 31, 2023. Mr. Sandeep Parekh (DIN: 03268043) [Independent Director] Mr. Sandeep Parekh, aged fifty-one (51) years, holds an LL.M. (Securities and Financial Regulations) degree from Georgetown University and an LL.B. degree from Delhi University. He is the managing partner of Finsec Law Advisors, a financial sector law firm based in Mumbai. He was an Executive Director at the Securities & Exchange Board of India during 2006-08, heading the Enforcement and Legal Affairs departments. He is a visiting faculty at the Indian Institute of Management, Ahmedabad. He has worked for law firms in Delhi, Mumbai and Washington, D.C. Mr. Parekh focuses on securities regulations, investment regulations, private equity, corporate governance and financial regulations. He is admitted to practice law in New York. He was recognized by the World Economic Forum as a “Young Global Leader” in 2008. He was Chairman and member of various SEBI and RBI Committees and sub-Committees. He sits on the Advisory Committee of School for Regulatory Studies & Supervision (SRSS) of National Institute of Securities Market (NISM). He has published op-eds in the Financial Times and the Economic Times. Mr. Parekh is not a director in any other listed or public limited company. Mr. Parekh does not hold any shares in the Bank as on March 31, 2023. Mr. M. D. Ranganath (DIN: 07565125) [Independent Director] Mr. M.D. Ranganath, aged sixty-one (61) years, holds Master’s degree in technology from IIT, Madras and a Bachelor’s degree in Engineering from the University of Mysore. He is a PGDM from IIM, Ahmedabad and a member of CPA, Australia. Mr. Ranganath has over thirty two (32) years of experience in the Global IT services and financial services industry. He is currently Chairman of Catamaran Ventures. He was Chief Financial Officer of Infosys Limited, a globally listed IT services company, till November, 2018. During his tenure of 18 years at Infosys, he was an integral part of the growth and transformation of Infosys into a globally respected IT services company and effectively played leadership roles in a wide spectrum of areas- Strategy, Finance, Merger & Acquisition (M&A), Consulting, Risk Management, and Corporate planning- culminating in the role of Chief Financial Officer. Prior to Infosys, he worked at ICICI Limited for 8 years and executed responsibilities in credit, treasury, equity portfolio management and corporate planning. In the years 2017 and 2018, Mr. Ranganath was the recipient of the Best CFO Asia award in the technology sector, by Institutional Investor publication, based on poll of buy-side and sell-side investor community. Mr. Ranganath is not a director in any other company. Mr. Ranganath does not hold any shares in the Bank as on March 31, 2023. Mrs. Renu Karnad (DIN: 00008064) [Non-Executive Non-Independent Director] Mrs. Renu Karnad, aged seventy (70) years, is the Managing Director of Housing Development Finance Corporation Limited since 2010. She holds a Master’s degree in Economics from the University of Delhi and a Bachelor’s degree in Law from the University of Mumbai. She is also a Parvin Fellow-Woodrow Wilson School of Public and International Affairs, Princeton University, USA. Mrs. Karnad brings with her rich experience and knowledge of the mortgage sector, having been associated with real estate and mortgage industry in India for over 40 years. Over the years, she has been the recipient of numerous awards and accolades, such as the ’25 top non-banking women in finance’ by U.S. Banker magazine, listed by Wall Street Journal Asia as among the ‘top Ten Powerful Women to Watch Out for in Asia’. “Outstanding Woman Business Leader” by CBNC-TV18, 25 Most Influential Women Professionals in India by India Today. Mrs. Karnad is on the Board of the following public companies: Listed Public Limited Companies Other Public Limited Companies Housing Development Finance HDFC ERGO General Insurance Corporation Limited (Managing Company Limited Director) (Non-Executive Director) HDFC Asset Management Bangalore International Airport Company Limited Limited (Non-Executive Director) (Independent Director) HDFC Life Insurance Company Limited (Non-Executive Director) GlaxoSmithKline Pharmaceuticals Limited (Non-Executive Director) HDFC Bank Limited Integrated Annual Report 2022-23 381

Report on Corporate Governance Mrs. Karnad, along with her relatives, holds 5,95,320 equity shares in the Bank as on March 31, 2023. Dr. (Mrs.) Sunita Maheshwari (DIN 01641411) [Independent Director] Dr. (Mrs.) Sunita Maheshwari aged fifty-seven (57) years is a US Board certified Pediatric Cardiologist, and completed her MBBS at Osmania Medical College followed by post-graduation at AIIMS, Delhi and Yale University in the US. With over thirty (30) years of experience, she has lived and worked in the US and India. In addition to being a clinician, Dr. (Mrs.) Maheshwari is a medical entrepreneur and co-founder at: a) Teleradiology Solutions (India’s first and largest teleradiology company that has provided over 5 million diagnostic reports to patients and hospitals globally including for the Tripura state government), b) Telrad Tech which builds AI enabled tele health software and c) RXDX healthcare—a chain of multi-specialty neighbourhood clinics in Bangalore. She has also incubated other start-up companies in the telehealth space such as Healtheminds—a tele-counselling platform. She is active in the social arena in India where she runs 2 trust funds. ‘People4people’ has put up over 450 playgrounds in government schools and Telrad Foundation provides teleradiology and telemedicine services to poor areas in Asia that do not have access to high quality medical care. Her other interests include teaching—she has been running India’s e-teaching program for postgraduates in Pediatric Cardiology for over a decade. In 2019, she helped the Kerala National health mission Hridayam launch e-classes in pediatric cardiology for pediatricians in the state. She has over 200 academic presentations and publications to her credit and is an inspirational speaker having given over 200 lectures, including several TEDx talks. Dr. (Mrs.) Maheshwari is the recipient of several prestigious awards and honours including: WOW (Woman of Worth) 2019 award, Outlook Business; 50 most powerful women of India, March 2016; Amazing Indian award- Times Now 2014; Top 20 women Health care achievers in India, Modern Medicare 2009; Yale University- Outstanding Fellow Teacher of the Year Award, 1995, amongst others. Dr. (Mrs.) Maheshwari is an Independent Director in Glaxosmithkline Pharmaceuticals Limited. Dr. (Mrs.) Maheshwari does not hold any shares in the Bank as on March 31, 2023. 382 Mrs. Lily Vadera (DIN: 09400410) [Independent Director] Mrs. Lily Vadera, aged sixty-two (62) years, is a M.A in International Relations. With over 33 years of experience in Central banking, she retired as Executive Director from the Reserve Bank of India (RBI) in October 2020. As the Executive Director of the RBI, she was in-charge of the Department of Regulation (DoR) where she dealt with the regulatory framework for various entities in financial sector, covering all categories of banks and nonbanking finance companies. She was instrumental in putting in place a framework for a regulatory sandbox to provide an enabling environment for fintech players to foster innovation in financial services and played a significant role in the amalgamation of banks in stress. She represented the Reserve Bank of India and played an important role as a member of the Insolvency Law Committee set up by the Ministry of Corporate Affairs (MCA). Mrs. Lily Vadera is not a director in any other company. Mrs. Lily Vadera does not hold any shares in the Bank as on March 31, 2023. Mr. Keki Mistry (DIN: 00008886) [Non-Executive Non-Independent Director] Mr. Keki Mistry aged sixty-eight (68) years, is the Vice Chairman and Chief Executive Officer of Housing Development Finance Corporation Limited. He is a Fellow member of The Institute of Chartered Accountants of India. A renowned professional with over four decades of varied work experience in banking and financial services domain. He is currently a member of the Primary Markets Advisory Committee set up by the Securities and Exchange Board of India (SEBI). He is the Chairman of the sub-group constituted by SEBI to ‘Review the Reverse Book Building Process and Review the Compulsory Delisting Framework Adopted by Stock Exchanges’. Mr. Mistry was also the Chairman of the sub-group Constituted by SEBI to ‘Review the SEBI Buyback Regulations’. He was a member on the Committee of Corporate Governance set up by the SEBI in 2017. Mr. Mistry was the Chairman of the CII National Council of Corporate Governance for five years (2016-17 to 2017-18 and 2019-20 to 2021-22). He was also a member of the CII Economic Affairs Council for 2021-22. Mr. Mistry is also the Non-Executive Chairman of HDFC ERGO General Insurance Company Limited.

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Mr. Keki Mistry is on the Board of the following public company(ies):

Listed Public Limited Companies	Other Public Limited Companies
Housing Development Finance Corporation Limited (Vice Chairman and CEO)	HDFC ERGO General Insurance Company Ltd (Chairman)
HDFC Life Insurance Company Limited (Non-Executive Director)	HDFC Capital Advisors Limited (Non-Executive Non-Independent)
Torrent Power Limited (Independent Director)	-
Tata Consultancy Services Limited (Independent Director)	-

Mr. Mistry, along with his relatives, holds 789 equity shares in the Bank as on June 30, 2023.

Attendance at Board Meetings & Last Annual General Meeting (AGM)

The Board / Committee Meetings are convened by giving appropriate notice well in advance of the meetings. The Directors / Committee Members are provided with appropriate information in the form of agenda items in a timely manner, to enable them to deliberate on each agenda item and make informed decisions and provide appropriate directions to the Management. While the Companies Act, 2013 and other applicable laws do not prescribe a minimum number of meetings to be attended by directors, the Board/ Committee Members endeavor to attend and participate in all Board meetings, unless he/she is unable to attend the meeting on account of reasonable cause for which leave of absence is requested, which is considered by the Board / respective Committee for approval.

Video-conferencing facility is also provided at the Board / Committee meetings in case any director is unable to attend the meeting physically but wishes to participate through electronic mode in the meetings.

At the Board / Committee meetings, presentations and deep dive sessions are made covering important areas of the Bank such as annual plans and strategies, cyber security and information technology, operational and business continuity measures of the Bank, customer grievances and customer services framework, credit portfolio quality, IT Strategic Initiatives, Board awareness session on cyber security, Sustainable Livelihood (SLI), Compliance and Risk Management strategy, rewards strategy, Enterprise-Wide Risk Management (ERM) Framework, Global Economic Crisis including Russia Ukraine conflict, etc.

Directors are also encouraged to attend relevant programs and seminars conducted by reputed external organizations. There have been no instances wherein the Board had not accepted the recommendations of any Committee.

During the financial year under review, fifteen (15) Board meetings were held. The meetings were held on April 04, 2022, April 16, 2022, April 23, 2022, June 10, 2022, June 27, 2022, July 16, 2022, August 26, 2022, September 16, 2022, October 15, 2022, November 24, 2022, January 14, 2023, February 10, 2023, March 4, 2023, March 28, 2023 and March 29, 2023.

Details of attendance at the Board meetings held during the financial year under review and attendance at the last virtual AGM are as follows:

Name of the Director	Board Meetings attended during the year	Attendance at last virtual AGM (July 16, 2022)
Independent Directors		
Mr. Atanu Chakraborty	15	Present
Mr. Sanjiv Sachar	15	Present
Mr. Umesh Chandra Sarangi	15	Present
Mr. Sandeep Parekh	15	Present
Mr. Malay Patel*	15	Present
Mr. M. D. Ranganath	15	Present
Dr. (Mrs.) Sunita Maheshwari	13	Present
Mrs. Lily Vadera	15	Present
Non-executive Directors		
Mrs. Renu Karnad	14**	Present
Executive Directors		
Mr. Kaizad Bharucha	15	Present
Mr. Sashidhar Jagdishan	15	Present

* Mr. Malay Patel ceased to be Independent Director on the Board of the Bank with effect from the close of business hours on March 30, 2023, upon completion of a continuous period of eight years from the date of his initial appointment as Director of the Bank

** Mrs. Renu Karnad had recused herself from the Board Meeting held on April 04, 2022

Remuneration of Directors

Managing Director and other Executive Directors

The details of the remuneration paid to Mr. Sashidhar Jagdishan, Managing Director & Chief Executive Officer, and Mr. Kaizad Bharucha, Executive Director, during the financial year 2022-2023 are as under:

(Amount in ₹)

Particulars	Mr. Sashidhar Jagdishan	Mr. Kaizad Bharucha
Basic	2,82,74,400	2,74,82,484
Allowances and Perquisites	3,31,98,935	4,36,03,818
Provident Fund	33,92,928	32,97,900
Superannuation	42,41,148	41,22,384
Performance Bonus	3,63,67,546	2,18,33,754
Number of stock options	3,05,186	2,30,512

HDFC Bank Limited Integrated Annual Report 2022-23 383

Report on Corporate Governance Notes: 1. Mr. Sashidhar Jagdishan, Managing Director and Chief Executive Officer was paid the following as part of cash variable pay. This would also include payment received as part of deferred cash variable of previous years. The total cash variable pay paid to Mr. Sashidhar Jagdishan in the financial year 2022—2023 is as follows. A) 50% of the cash variable pay for the Performance Year 2020—2021 (Total cash variable pay approved by RBI was ` 2,10,43,332) : `. 1,05,21,666. The same is in accordance with the RBI guidelines. B) 50% of the cash variable pay for the Performance Year 2021—2022 (Total cash variable pay approved by RBI was `. 5,16,91,760) : ` 2,58,45,880. The same is in accordance with the RBI guidelines. Total Payout (A+B) = ` 3,63,67,546 2. Mr. Kaizad Bharucha, Executive Director was paid the following as part of cash variable pay. This would also include payment received as part of deferred cash variable of previous years. The total cash variable pay paid to Mr. Kaizad Bharucha in the financial year 2022 –2023 is as follows. A) 50% of the cash variable pay for the Performance Year 2021—2022 (Total cash variable pay approved by RBI was ` 3,70,51,350): ` 1,85,25,675. The same is in accordance with the RBI guidelines. B) Tranche 3 of the deferred cash variable pay for the Performance Year 2018-19 : ` 33,08,079 Total Payout (A+B) = ` 2,18,33,754 3. Mr. Aditya Puri retired from the services of the Bank at the end of business hours on October 26, 2020. Mr. Aditya Puri was paid cash variable pay of ` 7,11,00,000 for the performance period April 01, 2020—October 26, 2020. The same was approved by RBI vide their letter dated March 23, 2022. Basis RBI direction, 40% of the above-mentioned cash variable pay i.e. ` 2,84,40,000 was paid in the financial 384 year 2021—2022 and the balance 60% of the cash variable pay was to be deferred and subject to payment over a period of three years in three equal instalments. The first tranche of the aforementioned deferred amount, of `. 4,26,60,000 i.e. ` 1,42,20,000 (Computed as 1/3rd of 4,26,60,000) was paid on April 28, 2023 in line with the RBI directive. Mr. Aditya Puri was also entitled to receive the 3rd tranche of the deferred portion of the bonus for the performance year 2018—2019 in line with RBI guidelines. This amount paid was ` 68,83,979 (1/3rd of the deferred portion of the variable pay of ` 2,06,51,936 for the aforementioned reference performance period) Grant of Employee Stock Options to Directors 1. Mr. Sashidhar Jagdishan : A. Mr. Sashidhar Jagdishan was granted a total quantum of 97,877 employee stock options for the performance year 2020-21 on July 22, 2022. The same had been approved by the Reserve Bank of India vide their letter dated March 23, 2022. B. Mr. Sashidhar Jagdishan was granted a total quantum of 2,07,309 employee stock options for the performance year 2021-22 on March 03, 2023. The same had been approved by the Reserve Bank of India vide their letter dated March 01, 2023. Total Grant for Mr. Sashidhar Jagdishan (A+B) = 3,05,186 2. Kaizad Bharucha : A. Mr. Kaizad Bharucha was granted a total quantum of 1,20,730 employee stock options for the performance year 2020-21 on April 12, 2022. The same had been approved by the Reserve Bank of India vide their letter dated March 23, 2022. B. Mr. Kaizad Bharucha was granted a total quantum of 1,09,782 employee stock options for the performance year 2021-22 on March 03, 2023. The same had been approved by the Reserve Bank of India vide their letter dated March 01, 2023. Total Grant for Mr. Kaizad Bharucha (A+B) = 2,30,512

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The vesting schedule for the stock options is 25% of options after expiry of twelve months from date of grant, 25% options after expiry of twenty-four months from the date of grant, 25% of options after expiry of thirty-six months from the date of grant and the balance 25% options after expiry of forty-eight months from date of grant. Further, employee stock options are not issued at a discount.

The criteria for evaluation of performance of Whole-Time Directors include Business Performance, Stakeholder Relationship, Audit and Compliance, Digital Transformation and Organization Excellence.

The notice period for each of them, as specified in their respective terms of appointments, is three months.

Pursuant to the Banking Regulation Act, 1949, the appointment and tenure of Whole-Time Directors is subject to the approval of RBI.

The Bank provides for gratuity in the form of lump-sum payment on retirement or on death while in employment or on termination of employment of an amount equivalent to 15 (fifteen) days basic salary payable for each completed year of service.

The Bank makes annual contributions to funds administered by trustees and managed by insurance companies for amounts notified by the said insurance companies. The Bank accounts for the liability for future gratuity benefits based on an independent external actuarial valuation carried out annually.

No sitting fees were paid to Mr. Jagdishan and Mr. Bharucha for attending meetings of the Board and / or its Committees.

Details of Remuneration / Sitting Fees Paid to Non-Executive Directors

Criteria for remuneration/sitting fees paid to Non-Executive Director

All the non-executive directors including the independent directors and the Chairman receive sitting fees and reimbursement of out of pocket expenses for attending each meeting of the Board and its various Committees. No stock options are granted to any of the non- executive directors.

Pursuant to the provisions of Companies Act, 2013, the Non- Executive Directors are paid sitting fees of ₹ 50,000 or ₹100,000 per meeting for attending Committee & Board meetings respectively. The Board of Directors increased the sitting fees of certain key Committee meetings to ₹100,000 per meeting with effect from April 01, 2021, namely, Audit Committee, Risk Policy & Monitoring Committee, Nomination & Remuneration Committee, Credit Approval Committee and IT Strategy Committee.

Subsequently, sitting fees payable for attending Independent Directors Meeting and Customer Service Committee meeting was increased to ₹ 1,00,000 with effect from August 14, 2021 and November 26, 2021 respectively.

The details of sitting fees and remuneration paid to Non-Executive Directors during the financial year 2022-23 are as under:

(Amount in ₹)

Director	Sitting Fees	Remuneration to NEDs
Mr. Atanu Chakraborty	49,00,000	35,00,000
Mr. Malay Patel[1]	49,00,000	20,00,000
Mrs. Lily Vadera	29,00,000	20,00,000
Mr. M.D. Ranganath	59,00,000	20,00,000
Mrs. Renu Karnad	52,00,000	20,00,000
Mr. Sanjiv Sachar	56,00,000	20,00,000
Mr. Sandeep Parekh	70,00,000	20,00,000
Dr. (Mrs.) Sunita Maheshwari	28,00,000	20,00,000
Mr. Umesh Chandra Sarangi	52,00,000	20,00,000
Total	**4,44,00,000**	**1,95,00,000**

[1]Mr. Malay Patel ceased to be Independent Director on the Board of the Bank with effect from the close of business hours on March 30, 2023, upon completion of a continuous period of eight years from the date of his initial appointment as Director of the Bank.

Note: Pursuant to the guidelines issued by RBI on Corporate Governance in Banks - Appointment of Directors and Constitution of Committees of the Board ("RBI Guidelines") dated April 26, 2021 and read with the relevant shareholders' resolution passed at the 27th Annual General Meeting of the Bank held on July 17, 2021, the Non-Executive Directors (NEDs) of the Bank, other than the Part-time Chairman, were paid compensation in the form of fixed remuneration of ₹ 20,00,000 (Rupees Twenty Lakhs Only) each for F.Y. 2022-23. This is in addition to the sitting fees and reimbursement of out of pocket expenses for given to them for attending Committee and Board meetings. Mr. Atanu Chakraborty, Part-time Chairman and Independent Director was paid remuneration of Rs. 35,00,000 (Rupees Thirty Five Lakhs Only) per annum during FY 2022-23 as approved by the RBI, in addition to sitting fees and provision of car for official and personal use.

There were no other pecuniary relationships or transactions of Non-Executive Directors vis-a-vis the Bank (except banking transactions in the ordinary course of business and on arm's length basis) during FY 2022-23.

HDFC Bank Limited Integrated Annual Report 2022-23 385

Report on Corporate Governance Composition of Committees of Directors, Terms of Reference and Attendance at the Meetings The Board has constituted various Committees of Directors to take informed decisions in the best interest of the Bank. These Committees monitor the activities as per the scope defined in their Charter and terms of reference. The Board Committees are as follows as on the date of this Report: Non-Executive Directors Executive Directors Umesh Atanu Sanjiv Sandeep M.D. Sunita Lily Renu Sashidhar Kaizad Bhavesh Chandra Keki Mistry Chakraborty Sachar Parekh Ranganath Maheshwari Vadera Karnad Jagdishan Bharucha Zaveri Sarangi Audit Nomination and Remuneration Stakeholders’ Relationship Corporate Social Responsibility & ESG Risk Policy and Monitoring Fraud Monitoring Customer Service Credit Approval IT Strategy* Wilful Defaulters’ Identification Review Non-Cooperative Borrowers Review Premises *Includes external IT consultant in addition to the above members. Chairperson of the Committee ?Member of the Committee AUDIT COMMITTEE Brief Terms of a) Overseeing the Bank’s financial reporting process and disclosure of financial information to ensure that the financial Reference / Roles and statement is correct, sufficient and credible; Responsibilities: b) Recommending appointment and removal of external auditors and fixing of their fees; c) Reviewing with management the annual financial statements and auditor’s report before submission to the Board with special emphasis on accounting policies and practices, compliance with accounting standards, disclosure of related party transactions and other legal requirements relating to financial statements; d) Reviewing the adequacy of the Audit and Compliance functions, including their policies, procedures, techniques and other regulatory requirements; and e) Any other terms of reference as may be included from time to time in the Companies Act, 2013, SEBI Listing Regulations, including any amendments / re-enactments thereof from time to time. The Charter of the Audit Committee has been formulated in accordance with certain United States regulatory standards as the Bank’s American Depository Receipts are also listed on the New York Stock Exchange Composition: Mr. M. D. Ranganath (Chairman), Mr. Umesh Chandra Sarangi and Mr. Sanjiv Sachar, all of whom are independent directors. Mr. M. D. Ranganath and Mr. Sanjiv Sachar are the members of Audit Committee having financial expertise. Meetings: The Committee met fourteen (14) times during the year on: April 04, 2022, April 13, 2022, June 10, 2022, June 24, 2022, July 14, 2022, August 25, 2022, September 15, 2022, October 12, 2022, November 22, 2022, January 07, 2023, January 12, 2023, February 10 2023, March 04, 2023 and March 27, 2023

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

NOMINATION & REMUNERATION COMMITTEE

Brief Terms of Reference / Roles and Responsibilities:	a) Scrutinizing the nominations of the directors with reference to their qualifications and experience, for identifying 'Fit and Proper' persons, assessing competency of the persons and reviewing compensation levels of the Bank's employees vis-à-vis other banks and the banking industry in general. The NRC has formulated a Policy for Appointment and Fit and Proper Criteria of Directors, which inter-alia provides for criteria to assess the competency of the persons nominated, which includes: • Academic qualifications, • Previous experience, • track record, and • integrity of the candidates. For assessing the integrity and suitability, features like criminal records, financial position, civil actions undertaken to pursue personal debts, refusal of admission to and expulsion from professional bodies, sanctions applied by regulators or similar bodies and previous questionable business practices are considered. b) The Committee also formulates criteria for evaluation of performance of individual directors including independent directors, the Board of Directors and its Committees. The criteria for evaluation of performance of directors (including independent directors) include personal attributes such as attendance at meetings, communication skills, leadership skills and adaptability and professional attributes such as understanding of the Bank's core business and strategic objectives, industry knowledge, independent judgment, adherence to the Bank's Code of Conduct, Ethics and Values etc. c) To carry out any other function as is mandated by the Board from time to time and / or enforced by any statutory notification, amendment or modification, as may be applicable.
Composition:	Mr. Sanjiv Sachar (Chairman), Mr. Atanu Chakraborty, Mr. Umesh Chandra Sarangi, Mr. M.D. Ranganath and Mr. Sandeep Parekh. All the members of the Committee are independent directors.
Meetings:	The Committee met twelve (12) times during the year on: April 12, 2022, May 19, 2022, July 15, 2022, August 23, 2022, August 30, 2022, September 15, 2022, September 26, 2022, October 13, 2022, November 24, 2022, January 13, 2023, March 3, 2023 and March 28, 2023

STAKEHOLDERS' RELATIONSHIP COMMITTEE

Brief Terms of Reference / Roles and Responsibilities:	The Committee approves and monitors transfer, transmission, splitting and consolidation of shares and considers requests for dematerialization of shares. Allotment of shares to the employees on exercise of stock options granted under the various Employees Stock Option Schemes which are made in terms of the powers delegated by the Board in this regard, are placed before the Committee for ratification. The Committee also monitors redressal of grievances from shareholders relating to transfer of shares, non-receipt of Annual Report, dividends, etc. The Committee shall oversee the various aspects of interests of all stakeholders including shareholders and other security holders. The powers to approve share transfers and dematerialization requests have been delegated to executives of the Bank to avoid delays that may arise due to non-availability of the members of the Committee. Mr. Santosh Haldankar, Company Secretary of the Bank is the Compliance Officer responsible for expediting the share transfer/transmission/ deletion formalities. During the year ended March 31, 2023, the Bank received 123 complaints from the shareholders. The Bank had attended to all the complaints and all complaints were closed to the satisfaction of the shareholder as on March 31, 2023. Besides, 5815 letters were received from the shareholders relating to Change of Address, updation of bank details of investors, correction of name / bank details on the warrants, transmission of shares, death claim letters, documents for deletion of name, letters related to issues on Demat, electronic clearing service, email for address updation, exchange of certificate(s), letter on exchange of certificates, indemnity bond for duplicate certificate, indemnity bond for duplicate warrants, KYC updation, loss of share certificate / transfer deed, non receipt of certificate, permanent account / GIR number of income tax, reminders on any subject, stop mark, transmission documents, non-receipt of certificate sent for transfer, revalidation of warrants and various other investor related matters. These letters have also been responded to.

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Composition:	Mr. Umesh Chandra Sarangi (Chairman), Mr. Sandeep Parekh, Mrs. Renu Karnad, Mr. Kaizad Bharucha and Mrs. Lily Vadera **Details of re-constitution:** • Mrs. Lily Vadera was inducted as a member of the Committee with effect from June 10, 2022 • Mr. Malay Patel ceased to be the Chairman and Member of the Committee with effect from close of business hours on March 30, 2023 • Mr. Umesh Chandra Sarangi heads the Stakeholder's Relationship Committee
Meetings:	The Committee met four (4) times during the year on: April 11, 2022, July 13, 2022, October 14, 2022 and January 11, 2023

RISK POLICY & MONITORING COMMITTEE

Brief Terms of Reference / Roles and Responsibilities:	The Risk Policy & Monitoring Committee (RPMC) has been formed as per the guidelines of Reserve Bank of India on Asset Liability Management / Risk Management Systems. The RPMC is a Board level committee, which supports the Board by supervising the implementation of the risk strategy. It guides the development of policies, procedures and systems for managing risk. It ensures that these are adequate and appropriate to changing business conditions, the structure and needs of the Bank and the risk appetite of the Bank. The RPMC monitors the compliance of risk parameters/aggregate exposures with the appetite set by the Board. It ensures that frameworks are established for assessing and managing various risks faced by the Bank, systems are developed to relate risk to the Bank's capital level and methods are in place for monitoring compliance with internal risk management policies and processes. The Committee ensures that the Bank has a suitable framework for Risk Management and oversees the implementation of the risk management policy. Further, the functions of the Committee also include review of the enterprise-wide risk frameworks viz. Risk Appetite framework (RAF), Internal Capital Adequacy Assessment Process (ICAAP), stress testing framework, etc. The Committee also reviews the cyber security framework in the Bank from time to time. Further, as per RBI guidelines, the Chief Risk Officer of the Bank regularly interacts with the members of the Committee without the presence of management at the meetings of the Committee.
Composition:	Mrs. Lily Vadera (Chairperson), Mr. Atanu Chakraborty, Mr. M.D. Ranganath, Mr. Sanjiv Sachar, Mr. Sandeep Parekh, Mrs. Renu Karnad and Mr. Sashidhar Jagdishan.
Meetings:	The Committee met eight (8) times during the year on: April 12, 2022, May 19, 2022, June 24, 2022, August 24, 2022, October 13, 2022, January 13, 2023, March 3, 2023 and March 28, 2023

CREDIT APPROVAL COMMITTEE

Brief Terms of Reference / Roles and Responsibilities:	The Committee considers credit appetite proposals on the customers of the Bank within such authority as delegated to it by the Board from time to time. This facilitates quick response to the needs of the customers and timely disbursement of loans.
Composition:	Mr. Sandeep Parekh, Mr. Kaizad Bharucha and Mrs. Renu Karnad. **Details of re-constitution:** • Mr. Sandeep Parekh was inducted as a member of the Committee with effect from June 10, 2022 • Mr. Malay Patel ceased to be member of the Committee with effect from close of business hours on March 30, 2023
Meetings:	The Committee met twenty-six (26) times during the year on: April 13, 2022, May 09, 2022, May 24, 2022, May 30, 2022, June 21, 2022, June 25, 2022, July 13, 2022, August 5, 2022, August 11, 2022, August 23, 2022, September 15, 2022, September 24, 2022, October 12, 2022, November 12, 2022, November 21, 2022, November 30, 2022, December 17 , 2022, December 19 , 2022, December 29, 2022, January 12, 2023, February 6, 2023, February 28, 2023, March 1, 2023, March 6, 2023, March 20, 2023 and March 25, 2023

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Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

PREMISES COMMITTEE

Brief Terms of Reference / Roles and Responsibilities:	The Committee approves purchases and leasing of land parcel for proposed buildings & premises for the use of Bank's branches, back offices, ATMs, residential training centre(s), currency chests, guest house etc., (including relocation and renewals) and of residential premises for Bank employees in accordance with the guidelines laid down by the Board from time to time.
Composition:	Mrs. Renu Karnad (Chairperson), Mr. Sandeep Parekh and Dr. (Mrs.) Sunita Maheshwari
Meetings:	The Committee met four (4) times during the year on: April 11, 2022, July 13, 2022, October 14, 2022 and January 11, 2023

FRAUD MONITORING COMMITTEE

Brief Terms of Reference / Roles and Responsibilities:	Pursuant to the directions of the RBI, the Bank has constituted a Fraud Monitoring Committee, exclusively dedicated to the monitoring and following up of cases of fraud involving amounts of ₹ 1 crore and above. The objectives of this Committee are the effective detection of frauds and immediate reporting of the frauds and actions taken against the perpetrators of frauds with the concerned regulatory and enforcement agencies. The terms of reference of the Committee are as under: a) Identify the systemic lacunae, if any, that facilitated perpetration of the fraud and put in place measures to plug the same; b) Identify the reasons for delay in detection, if any and report to top management of the Bank and RBI; c) Monitor progress of Central Bureau of Investigation / Police Investigation and recovery position; d) Ensure that staff accountability is examined at all levels in all the cases of frauds and staff side action, if required, is completed quickly without loss of time; e) Review the efficacy of the remedial action taken to prevent recurrence of frauds, such as strengthening of internal controls; and f) Put in place other measures as may be considered relevant to strengthen preventive measures against frauds.
Composition:	Mr. Umesh Chandra Sarangi (Chairman), Mr. Sanjiv Sachar, Mrs. Renu Karnad, Mr. Sashidhar Jagdishan and Mr. Kaizad Bharucha.
Meetings:	The Committee met four (4) times during the year on: April 11, 2022, August 23, 2022, October 14, 2022 And January 11, 2023

CUSTOMER SERVICE COMMITTEE

Brief Terms of Reference / Roles and Responsibilities:	The Committee has been constituted to monitor and bring about continuous improvements in the quality of services rendered to the customers and also to ensure implementation of directives received from the Reserve Bank of India (RBI) in this regard. The terms of reference of the Committee are to formulate comprehensive deposit policy incorporating the issues arising out of the demise of a depositor for operation of his account, the product approval process, annual survey of depositor satisfaction and the triennial audit of such services. The Committee is constituted to bring about continuous improvements in the quality of customer services provided by the Bank. The Committee would also oversee the functioning of the Standing Committee on Customer Service, and also bring out innovative measures for enhancing the customer experience and quality of customer service thereby enhancing the customer satisfaction level across all categories of clientele, at all times
Composition:	Mr Umesh Chandra Sarangi (Chairman), Mr. Atanu Chakraborty, Mr. Sandeep Parekh, Dr. (Mrs.) Sunita Maheshwari, Mr. Sashidhar Jagdishan and Mr. Kaizad Bharucha.
Meetings:	The Committee met four (4) times during the year on: June 9, 2022, August 25, 2022, November 23, 2022 and March 3, 2023

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CORPORATE SOCIAL RESPONSIBILITY & ESG (CSR & ESG) COMMITTEE

Brief Terms of Reference / Roles and Responsibilities:	The CSR & ESG Committee of the Board has been constituted to identify, execute and monitor CSR projects and assist the Board and the Bank in fulfilling its corporate social responsibility objectives and achieving the desired results. The Committee shall also ensure legal and regulatory compliance from a CSR perspective and reporting as well as communication to all the stakeholders on the Bank's CSR initiatives. The terms of reference of the Committee are: • To formulate the Bank's CSR Strategy, Policy and Goals • To monitor the Bank's CSR policy and performance • To review the CSR projects / initiatives from time to time • To ensure legal and regulatory compliance from a CSR viewpoint • To ensure reporting and communication to the Bank's stakeholders on the Bank's CSR • To monitor the Bank's ESG Framework, strategy, goals and disclosures
Composition:	Dr. (Mrs.) Sunita Maheshwari (Chairperson), Mr. Sanjiv Sachar, Mrs. Renu Karnad and Mr. Kaizad Bharucha. **Details of reconsitution** • Mr. Malay Patel ceased to be member of the Committee with effect from close of business hours on March 30, 2023
Meetings:	The Committee met four (4) times during the year on: April 11, 2022, July 13, 2022, October 14 , 2022 and January 11, 2023

IT STRATEGY COMMITTEE

Brief Terms of Reference / Roles and Responsibilities:	Digital Transaction Monitoring Committee was merged with the IT Strategy Committee w.e.f. March 04, 2023 The Bank has in place an IT Strategy Committee to look into various technology related aspects. The functions of the Committee are to formulate IT strategy and related policy documents, ensure that IT strategy is aligned with business strategy, review IT risks, etc. The terms of reference of the Committee are: • Approving IT strategy and related policy documents and reviewing the same from time to time. • Ensuring that the management has put an effective strategic planning process in place. • Approving the Bank's IT strategy and budget to ensure it aligns with the business needs. • Approving re-allocation of resources within IT to facilitate meeting priorities and business needs. • Reviewing and approving IT implementation plans. • Framing of the Bank-level strategy and action plans for achieving the target of digital transactions in an organized manner, as may be set by the Government, regulatory authorities, Indian Banks' Association, etc. from time to time. • Monitoring the progress of achievement in digital transactions in line with the Bank's strategy and action plans. • To review and explore new opportunities for increasing the digital transactions of the Bank from time to time and give the necessary directions in implementing and improving high level of digitalization in Bank. • Reviewing the Digital Banking strategy of the Bank as and when required thereby providing direction on focus areas. • Reviewing the progress made on the initiatives relating to Digital Banking covering performance initiatives as determined by the Board of Directors and Government of India from time to time. • To review the customer services rendered on digital platform from time to time. • Any other terms of reference as may be specified by the Government, regulatory authorities, Indian Banks' Association, etc. from time to time
Composition:	This Committee consists of Dr. (Mrs.) Sunita Maheshwari, Mr. Atanu Chakraborty, Mr. M.D. Ranganath, Mr. Sashidhar Jagdishan in addition to an external IT consultant, Prof. H. Krishnamurthy. Digital Transaction Monitoring Committee was comprising of Mr. Malay Patel, Mr. M. D. Ranganath, Mr. Sandeep Parekh and Mrs. Lily Vadera.
Meetings:	The IT Strategy Committee met seven (7) times during the year on: June 9, 2022, July 13, 2022, August 23, 2022, September 15, 2022, November 23, 2022, January 13, 2023 and March 22, 2023 **Digital Transaction Monitoring Committee:** The Committee met four (4) times during the year on: June 09, 2022, August 24, 2022, November 22, 2022 and March 04, 2023

390

Introduction to Our How We Our Responsible Statutory Reports and Overview HDFC Bank Performance Create Value Strategy Business Financial Statements REVIEW COMMITTEE FOR WILFUL DEFAULTERS’ IDENTIFICATION Brief Terms of The Board has constituted a Review Committee for Wilful Defaulters’ Identification to review the orders passed by the Reference / Roles and Committee of Executives for Identification of Wilful Defaulters and provide the final decision with regard to identified Responsibilities: Wilful defaulters and any other matters as may be decided by the Board from time to time. Composition: Mr. Sashidhar Jagdishan (Chairman), Mr Umesh Chandra Sarangi, Mr. M.D. Ranganath, Mr. Sandeep Parekh, Mr. Malay Patel and Mr. Kaizad Bharucha Details of re-constitution: Mr. Malay Patel ceased to be member of the Committee with effect from close of business hours on March 30, 2023 Meetings: No meetings of the Committee were held during the year. REVIEW COMMITTEE FOR NON-COOPERATIVE BORROWERS Brief Terms of The Board has constituted a Review Committee to review matters related to Non-Co-Operative Borrowers which are Reference / Roles and handled by the Internal Committee of Executives appointed for this purpose and any other related matters as may be Responsibilities: decided by the Board from time to time. Composition: Mr. Sashidhar Jagdishan (Chairman), Mr Umesh Chandra Sarangi, Mr. M.D. Ranganath, Mr. Sandeep Parekh, Mr. Malay Patel, Mr. Kaizad Bharucha Details of re-constitution: Mr. Malay Patel ceased to be member of the Committee with effect from close of business hours on March 30, 2023 Meetings: No meetings of the Committee were held during the year. Meeting of the Independent Directors Three (3) meetings of the Independent Directors of the Bank was held during FY 2023. All Independent Directors were present at the meeting held on April 04, 2022, May 18, 2022 and March 02, 2023. HDFC Bank Limited Integrated Annual Report 2022-23 391

Report on Corporate Governance

ATTENDANCE AT THE COMMITTEE MEETINGS HELD DURING FINANCIAL YEAR 2022-23

Sr. No	Name of the Director	Audit	Nomination and Remuneration	Stakeholder's Relationship	Corporate Social Responsibility and ESG	Risk Policy and Monitoring	Fraud Monitoring	Customer Service	Credit Approval	Digital Transactions Monitoring #	Premises	IT Strategy
1.	Mr. Atanu Chakraborty		12 / 12			8 / 8		4 / 4				7 / 7
2.	Mr. Umesh Chandra Sarangi	14 / 14	12 / 12	4 / 4			4 / 4	4 / 4				
3.	Mr. M. D. Ranganath	14 / 14	11 / 12			7 / 8				4 / 4		7 / 7
4.	Mr. Sanjiv Sachar	14 / 14	12 / 12		4 / 4	8 / 8	4 / 4					
5.	Mr. Sandeep Parekh		12 / 12	4 / 4		8 / 8		4 / 4	22 / 22*	4 / 4	4 / 4	
6.	Dr. (Mrs.) Sunita Maheshwari				4 / 4			2 / 4			4 / 4	6 / 7
7.	Mrs. Lily Vadera			3 / 3*		8 / 8				3 /3*		
8.	Mrs. Renu Karnad			4 / 4	4 / 4	7 / 8	4 / 4		23 / 26		4 / 4	
9.	Mr. Sashidhar Jagdishan					7 / 8	4 / 4	3 / 4				6 / 7
10.	Mr. Kaizad Bharucha			4 / 4	4 / 4		4 / 4	3 / 4	26 / 26			
11.	Mr. Malay Patel			4 / 4**	4 / 4**				25/ 26**	4 / 4**		

*Appointed as a Member of the Committee w.e.f. June 10, 2022

** Ceased to be an Independent Director of the Bank w.e.f. March 30, 2023

Digital Transaction Monitoring Committee has been merged with IT Strategy Committee w.e.f. March 04, 2023

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Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

GENERAL BODY MEETINGS

Following are the details of General Body meetings for the previous three (3) financial years:

Sr. No.	Particulars of meeting	Venue	Day, Date & Time	Number of Special Resolutions passed, if any	Nature of Special Resolutions
1	26th Annual General Meeting	Held through Video-Conferencing or Other Audio- Visual Means	Saturday, July 18, 2020 at 2:00 P.M.	2 (Two)	1. Re-appointment of Mr. Malay Patel (DIN 06876386) as an Independent Director. 2. Issue Unsecured Perpetual Debt Instruments (part of Additional Tier I Capital), Tier II Capital Bonds and Long-Term Bonds (financing of infrastructure and affordable housing) on a private placement basis.*
2	27th Annual General Meeting	Held through Video-Conferencing or Other Audio- Visual Means	Saturday, July 17, 2021 at 2:30 P.M.	6 (six)	1. Re-appointment of Mr. Umesh Chandra Sarangi (DIN 02040436) as an Independent Director. 2. Issue Unsecured Perpetual Debt Instruments (part of Additional Tier I Capital), Tier II Capital Bonds and Long-Term Bonds (financing of infrastructure and affordable housing) on a private placement basis* 3. Amendment to the ESOS-Plan D-2007 as approved by the Members 4. Amendment to the ESOS-Plan E-2010 as approved by the Members 5. Amendment to the ESOS-Plan F-2013 as approved by the Members 6. Amendment to the ESOS-Plan G-2016 as approved by the Members
3	28th Annual General Meeting	Held through Video-Conferencing or Other Audio- Visual Means	Saturday, July 16, 2022 at 2.30 P.M.	1 (one)	Issue Unsecured Perpetual Debt Instruments (part of Additional Tier I Capital), Tier II Capital Bonds and Long-Term Bonds (financing of infrastructure and affordable housing) on a private placement basis.*
4	NCLT convened Meeting	Held through Video-Conferencing or Other Audio- Visual Means	Friday, November 25, 2022 at 2.30 P.M.	1 (one)	Approval of the Composite Scheme of Amalgamation among HDFC Investments Limited and HDFC Holdings Limited and Housing Development Finance Corporation Limited and HDFC Bank Limited and their respective shareholders and creditors.

* The Registrar and Transfer Agent of the Bank, for all such issues, was Datamatics Business Solutions Limited.

POSTAL BALLOT

Pursuant to the provisions of Section 110 and all other applicable provisions, if any, of the Act read with Rule 22 of the Companies (Management and Administration) Rules, 2014, Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the "SEBI Listing Regulations"), Secretarial Standard on General Meetings ("SS-2") issued by the Institute of Company Secretaries of India, including any statutory modification(s), clarification(s), substitution(s) or re-enactment(s) thereof for the time being in force, guidelines prescribed by the Ministry of Corporate Affairs (the "MCA"), Government of India, for holding general meetings/ conducting postal ballot process through electronic voting (remote e-voting) vide General Circular Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020, 22/2020 dated June 15, 2020, 33/2020 dated September 28, 2020, 39/2020 dated December 31, 2020, 10/2021 dated June 23, 2021, 20/2021 dated December 8, 2021 and 11/2022 dated December 28, 2022 (the "MCA Circulars") and any other applicable laws and regulations, the approval of the Members of the Bank for below mentioned resolutions were obtained through Postal Ballot Notices dated March 28, 2022, February 10, 2023 and April 27, 2023 via. remote e-voting.

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Particulars	Postal Ballot Notice Dated March 28, 2022	Postal Ballot Notice Dated February 10, 2023	Postal Ballot Notice Dated April 27, 2023
Resolution(s)	1. Approval and adoption of Employee Stock Incentive Plan 2022 - Special Resolution	1. Approval of Related Party Transactions with Housing Development Finance Corporation Limited - Ordinary Resolution 2. Approval of Related Party Transactions with HDB Financial Services Limited - Ordinary Resolution 3. Approval of Related Party Transactions with HDFC Securities Limited - Ordinary Resolution 4. Approval of Related Party Transactions with HDFC Life Insurance Company Limited - Ordinary Resolution 5. Approval of Related Party Transactions with HDFC ERGO General Insurance Company Limited - Ordinary Resolution 6. Approval of Related Party Transactions with HDFC Credila Financial Services Limited - Ordinary Resolution	1. Appointment and Remuneration of Mr. Kaizad Bharucha (DIN: 02490648) as a Deputy Managing Director of the Bank, for a period of three (3) years, w.e.f. April 19, 2023, on the terms and conditions relating to the said appointment, including remuneration, as approved by the RBI - Ordinary Resolution 2. Appointment and Remuneration of Mr. Bhavesh Zaveri (DIN: 01550468) as an Executive Director of the Bank, for a period of three (3) years, w.e.f. April 19, 2023, on the terms and conditions relating to the said appointment, including remuneration, as approved by the RBI - Ordinary Resolution
Remote e-voting	National Securities Depository Limited	National Securities Depository Limited	National Securities Depository Limited
Scrutinizer	The Board of Directors had appointed Mr. B. Narasimhan of M/s. B.N. & Associates, Practising Company Secretaries and in his absence, Mr. V. V. Chakradeo of M/s. V. V. Chakradeo & Co., Practicing Company Secretaries, as the Scrutinizer, for conducting the Postal Ballot process in a fair and transparent manner.		
Cut-off Date	Friday, April 08, 2022	February 17, 2023	May 05, 2023
Dispatch Date of Notice	Monday, April 11, 2022	February 20, 2023	May 08, 2023
Remote e-voting period	Commenced on Friday, April 15, 2022 at 9:00 A.M. IST and ended on Saturday, May 14, 2022 at 5:00 P.M. IST.	Commenced on Friday, February 24, 2023 at 9:00 A.M. IST and ended on Saturday, March 25, 2023 at 5:00 P.M. IST.	Commenced on Friday, May 12, 2023 at 9:00 A.M. (IST) and ended on Sunday, June 11, 2023 at 5:00 P.M. (IST)

Accordingly, the Postal Ballots were conducted by the scrutinizer and a report was submitted to the Authorized Officer, Mr. Santosh Haldankar, Company Secretary of the Bank. The results of the voting conducted through Postal Ballots are as under:

For resolution(s) as specified in the Postal Ballot Notice dated March 28, 2022:

There were total of 22,34,937 shareholders of the Bank as on the cut-off date i.e. April 08, 2022, out of which 12,412 Members comprising of 3,74,20,95,251 equity shares representing 67.48% of the share capital participated in the e-voting process. A snapshot of the voting results of the postal ballot is as follows:

Resolutions	% of votes polled on outstanding shares	% of votes in favour on votes polled	% of votes against on votes polled
Resolution No. 1	67.248	88.838	11.162

Accordingly, the Resolution as set out in the Postal Ballot Notice dated March 28, 2022 was passed with requisite majority on May 14, 2022.

For resolution(s) as specified in the Postal Ballot Notice dated February 10, 2023:

There were 22,80,227 shareholders of the Bank as on the cut-off date i.e. Friday, February 17, 2023, out of which 16,165 members comprising of 2,58,47,09,004 equity shares representing 46.33% of the share capital participated in the e-voting process. A snapshot of the voting results of the postal ballot is as follows:

Resolutions	% of votes polled on outstanding shares	% of votes in favour on votes polled	% of votes against on votes polled
Resolution No. 1	46.295	99.998	0.002
Resolution No. 2	46.295	99.997	0.003
Resolution No. 3	46.295	99.998	0.002
Resolution No. 4	46.295	99.998	0.002
Resolution No. 5	46.295	99.998	0.002
Resolution No. 6	46.295	99.997	0.003

Accordingly, the Resolution as set out in the Postal Ballot Notice dated February 10, 2023 was passed with requisite majority on March 25, 2023.

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Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

For resolution(s) as specified in the Postal Ballot Notice dated April 27, 2023:

There were total of 22,50,273 shareholders of the Bank as on the cut-off date i.e. May 05, 2023, out of which 16,715 Members comprising of 373,42,40,251 equity shares representing 66.88% of the share capital participated in the e-voting process. A snapshot of the voting results of the postal ballot is as follows:

Resolutions	% of votes polled on outstanding shares	% of votes in favour on votes polled	% of votes against on votes polled
Resolution No. 1	66.836	99.704	0.296
Resolution No. 2	66.836	99.833	0.167

Accordingly, the Resolution as set out in the Postal Ballot Notice dated April 27, 2023 was passed with requisite majority on June 11, 2023.

DISCLOSURES

Material Subsidiary

The Bank has two (2) subsidiaries viz: HDB Financial Services Limited and HDFC Securities Limited, neither of which qualifies to be a material subsidiary within the meaning of the SEBI Listing Regulations. However, as a good corporate governance practice, the Bank has formulated a policy for determining material subsidiary. The policy is available on the Bank's website at https://www.hdfcbank.com/personal/about-us/corporate-governance/codes-and-policies.

Related Party Transactions

During the year, the Bank has entered into transactions with the related parties in the ordinary course of business. The Bank has not entered into any materially significant transactions with the related parties, which could lead to a potential conflict of interest between the Bank and these parties. Transactions with related parties were placed before the Audit Committee for approval. There were no material transactions with related parties, which were not in the ordinary course of business, nor were there any material transactions, which were not at an arm's length basis.

The Shareholders of the Bank have approved the material related party transactions to be entered into by the Bank in the F.Y. 2023-24 through Postal Ballot on March 25, 2023 as per SEBI Listing Regulations.

Details of related party transactions entered into during the year ended March 31, 2023 are given in, Note No. 27 in Schedule 18, forming part of 'Notes to Accounts' in accordance with Accounting Standard (AS) - 18.

The Bank has put in place a policy to deal with related party transactions and the same has been uploaded on the Bank's web-site at https://www.hdfcbank.com/personal/about-us/corporate-governance/codes-and-policies.

Commodity Price Risks and Foreign Exchange Risks and Hedging activities

Being in the business of banking, as per the extant regulations, the Bank does not deal in any commodity, though, it can be exposed to the commodity price risks in its capacity as lender / banker to its customers. Currently, the Bank has open exposure in Precious Metals i.e, Gold / Silver and such open exposures in Gold / Silver are primarily on account of positions created from short term deposits under the Gold Monetisation Scheme (GMS) raised from Customers and trading positions in Gold / Silver. These positions are managed similar to other foreign exchange exposures using spot, outright forwards and swap transactions in Gold/Silver and monitored as part of the trading portfolio within the stipulated trading risk limits viz. Net overnight open position limit, Intraday open position limit, Value-at-Risk limit, Stop Loss Trigger Level etc. that are defined in the Treasury Limits Package. In addition, Bank is authorized by Reserve Bank of India to import gold and silver and the exposure arising out of import of gold and silver on consignment basis is covered on back to back basis. The spot, forward and swap contracts, outstanding as on the Balance Sheet date and held for trading, are revalued at the closing spot and forward rates respectively as notified by FEDAI (Foreign Exchange Dealers' Association of India) and at interpolated rates for contracts of interim maturities. The USD/INR rate for valuation of contracts having longer maturities i.e. greater than one (1) year is implied from the applicable INR and USD swap curves. For other pairs, where the rates / tenors are not published by FEDAI, the spot and forward points are obtained from Refinitiv or Bloomberg for valuation of the foreign exchange deals. The foreign exchange profit or loss is arrived on present value basis thereafter, as directed by FEDAI, whereby the forward profits or losses on the deals, as computed above, are discounted till the valuation date using the applicable discounting yields. The resulting profit or loss on valuation is recognized in the Statement of Profit and Loss.

Given below are the exposure details of the Bank under the Gold Monetization Scheme deposits as of March 31, 2023.

Account Title	Amount (INR)	Amount (FCY) In Gram
GMS- SHORT TERM BANK DEPOSIT GOLD	2,98,87,593.89	5,001.81

Total open exposure on customer related transactions in commodities i.e., Gold & Silver (in INR) as on March 31, 2023: Nil

HDFC Bank Limited Integrated Annual Report 2022-23 395

Report on Corporate Governance Note: As part of trading position in Gold and Silver, the Treasury Bullion Desk has open position of 382.60 ounce and 0.01 ounce respectively, which is equivalent to INR 62,182,176.02 as on March 31, 2023, and was within the NOOP limit prescribed for XAU & XAG. ACCOUNTING TREATMENT The financial statements have been prepared and presented under the historical cost convention and accrual basis of accounting, unless otherwise stated and are in accordance with Generally Accepted Accounting Principles in India (‘GAAP’), statutory requirements prescribed under the Third Schedule of the Banking Regulation Act, 1949, directions, circulars and guidelines issued by the Reserve Bank of India (‘RBI’) from time to time (RBI guidelines), Accounting Standards (‘AS’) specified under Section 133 of the Companies Act, 2013 read together with the Companies (Accounts) Rules, 2014 and the Companies (Accounting Standards) Rules, 2021, in so far as they apply to banks. Credit Ratings The details of all credit ratings obtained by the Bank for all debt instruments are furnished in the Directors’ Report which may be referred to. Whistle Blower Policy / Vigil Mechanism The details of establishment of whistle blower policy / vigil mechanism are furnished in the Directors’ Report which may be referred to. None of the Bank’s personnel have been denied access to the Audit Committee. Appointment / Resignation of Director Mrs. Renu Karnad was re-appointed as the Non- Executive Director (Nominee of Housing Development Finance Corporation Limited, Promoter of the Bank) on the Board of the Bank, for a period of five (5) years w.e.f. September 3, 2022, which was approved by the shareholders at the 28th Annual General Meeting held on July 16, 2022. Further, Mrs. Renu Karnad has been appointed as an Additional and Non-Executive (Non-Independent) Director of the Bank, with effect from July 01, 2023 i.e. effective date of the composite scheme of amalgamation inter alia of Housing Development Finance Corporation Limited into and with the Bank, liable to retire by rotation. Her appointment shall be subject to the approval of the shareholders of the Bank in the ensuing Annual General Meeting. Mr. Malay Patel ceased to be Independent Director on the Board of the Bank with effect from the close of business hours on March 30, 2023, upon completion of a continuous period of 396 eight years from the date of his initial appointment as Director of the Bank. Mr. Kaizad Bharucha who was an Executive Director of the Bank was appointed as the Deputy Managing Director of the Bank for a period of 3 (three) years w.e.f. April 19, 2023 and the same was approved by the shareholders of the Bank through Postal ballot on June 11, 2023. Mr. Bhavesh Zaveri was appointed as an Executive Director of the Bank for a period of 3 (three) years w.e.f. April 19, 2023 and the same was approved by the shareholders of the Bank through Postal ballot on June 11, 2023. Further, at the meeting of the Board of Directors held on March 04, 2023, the Board has recommended the re-appointment of Mr. Sashidhar Jagdishan as the Managing Director and Chief Executive Officer of the Bank for a period of three (3) years with effect from October 27, 2023, subject to the approval of the Reserve Bank of India and shareholders. Mr. Keki Mistry has been appointed as an Additional Non-Executive (Non- Independent) Director of the Bank with effect from June 30, 2023, subject to the approval of the shareholders of the Bank in the ensuing Annual General Meeting. The Bank has recommended to the RBI, the candidature of Mr. V. Srinivasa Rangan for appointment as Executive Director (i.e. Whole-time Director) of the Bank for a period of 3 (three) years from such date or such other period as may be approved by RBI, and subsequently by the shareholders of the Bank in the ensuing Annual General Meeting. Familiarization of Independent Directors The details of familiarization programmes imparted to Independent Directors are available on the website of the Bank at https://www.hdfcbank.com/personal/about-us/corporate-governance/familiarization-of-independent-directors. Strictures and Penalties for last three financial years: During the last three financial years, the Reserve Bank of India and other regulatory / statutory authorities have imposed the following penalties / strictures / prohibitions / restrictions on the Bank: FY 2022-23 No penalties and strictures were imposed by any regulatory authority during the financial year 2022-23 on the Bank. FY 2021-22 Reserve Bank of India (RBI) by an order dated May 27, 2021, levied a penalty of `10 crores (Rupees ten crores only) for

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

marketing and sale of third-party non-financial products to the Bank's auto loan customers, arising from a whistle blower complaint, which revealed, inter alia, contravention of Section 6(2) and Section 8 of the Banking Regulation Act, 1949. The Bank has discontinued the sale of said third-party non-financial product since October 2019. The penalty was paid by the Bank.

FY 2020-21

A. Penalties:

- Reserve Bank of India (RBI) has vide its letter dated December 04, 2020 imposed a monetary penalty of ₹10 lacs on the Bank for bouncing of SGL, which lead to shortage of balance in certain securities in the Bank's CSGL account on November 19, 2020. The Bank has since enhanced its review mechanism so as to ensure that such incidents do not recur.

- SEBI issued final order on January 21, 2021, levying a penalty of ₹1 crore on the Bank, in the matter of invocation of securities pledged by BMA Wealth Creators (BRH Wealth Kreators) for availing credit facilities. SEBI has also directed the Bank to transfer sale proceeds of ₹ 158.68 crores on invocation of securities, along with interest to escrow account with a nationalised bank by marking lien in favour of SEBI. The Bank had challenged SEBI's order before SAT and SAT, vide its interim order, have stayed operation of SEBI's order. SAT, vide its final order dated February 18, 2022, allowed the Bank's appeal and quashed SEBI's Order.

B. Restrictions imposed:

RBI has issued an Order dated December 02, 2020 ("Order") to HDFC Bank Limited (the "Bank") with regard to certain incidents of outages in the internet banking/ mobile banking/ payment utilities of the Bank over the past 2 years, including the outages in the Bank's internet banking and payment system on November 21, 2020 due to a power failure in the primary data centre. RBI, vide above order, advised the Bank (a) to stop all digital business generating activities planned under its 'Digital 2.0' and proposed Business generating applications digital also imposed restrictions and (b) to stop sourcing of new credit card customers. The Bank has initiated remedial activities including fixing of staff accountability and the same were communicated to the RBI. Basis the Bank's submission, RBI vide its letter dated August 17, 2021, has relaxed the restriction placed on sourcing of new credit cards customers and further vide its letter dated March 11, 2022 has lifted the restrictions on the business generating activities planned under the Bank's Digital 2.0 program.

A chart or a matrix setting out the skills /expertise / competence of the Board of Directors:

The Board of Directors have identified the following core skills / expertise / competencies / special knowledge or practical experience, as required in the context of the Bank's business and sector(s) for it to function effectively. The same are in line with the relevant provisions of the Banking Regulation Act, 1949 and relevant circulars issued by the Reserve Bank of India from time to time:

i. Accountancy,
ii. Agriculture and Rural Economy,
iii. Banking,
iv. Co-operation,
v. Economics
vi. Finance,
vii. Law,
viii. Small-Scale Industry,
ix. Information Technology,
x. Payment & Settlement Systems,
xi. Human Resources,
xii. Risk Management,
xiii. Business Management,
xiv. Any other matter the special knowledge of, and practical experience in, which would, in the opinion of the Reserve Bank, be useful to the Bank's business / sectors.

Sr. No.	Name	Designation	Expertise / Competence
1	Mr. Atanu Chakraborty	Part-time Chairman and Independent Director	Finance, Economy, Public Policy, Administration and Infrastructure, Banking, Risk management, Payment & Settlement system, Business Management
2	Mr. Bhavesh Zaveri	Executive Director	Banking, Accountancy, Payment & Settlement systems, Risk Management
3	Mr. Kaizad Bharucha	Deputy Managing Director	Banking Business, Credit & Risk Management, Business Management
4	Mr. Keki Mistry	Non-Executive (Non-Independent) Director	Finance, Accountancy, Audit, Economics, Consumer Behaviour, Sales, Marketing, Corporate Governance, Risk Management, Housing & Real Estate and Strategic Thinking
5	Mrs. Lily Vadera	Independent Director	Banking
6	Mr. M. D. Ranganath	Independent Director	Finance, Accountancy, Information Technology, Risk Management and Business Management

HDFC Bank Limited Integrated Annual Report 2022-23 397

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Sr. No.	Name	Designation	Expertise / Competence
7	Mrs. Renu Karnad	Non-Executive Director	Risk Management, Housing & Real Estate, Financial, Accounting & Audit, Consumer Behaviour, Sales & Marketing, Legal and Strategy Management, Economics, Business Management and Human Resources
8	Mr. Sandeep Parekh	Independent Director	Law (with focus on securities market and financial regulations), Payment & Settlement system, Business Management
9	Mr. Sanjiv Sachar	Independent Director	Human Resource Management, Economics, Finance, Accountancy, Business Management
10	Mr. Sashidhar Jagdishan	Managing Director & Chief Executive Officer	Economics of Money, Banking and Finance, Accountancy, Business Management
11	Dr. (Mrs.) Sunita Maheshwari	Independent Director	Medicine, Healthcare, Entrepreneurship, General Administration, Small Scale Industries, Business Management
12	Mr. Umesh Chandra Sarangi	Independent Director	Agriculture and Rural Economy, Cooperation, Business Management

Details of utilization of funds raised through preferential allotment or qualified institutions placement as specified under Regulation 32 (7A)

During the year under review, the Bank has not raised any funds through Preferential Allotment or Qualified Institutions Placement as specified under Regulation 32(7A) of the SEBI Listing Regulations.

Disclosures in relation to the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013

Details of the number of complaints received, disposed, and pending during the year 2022-23 pertaining to the Sexual Harassment of Women at Workplace are as under:

Number of complaints received during the year 2022-23	**68**
Number of complaints disposed during the year 2022-23	**61**
Number of cases pending as on March 31, 2023	**7***

*The 7 pending cases were reported in Quarter 4 of FY 2022-23, of which 5 cases are disposed and 2 cases are under process.

COMPLIANCE WITH MANDATORY REQUIREMENTS

The Bank has complied with all the applicable mandatory requirements of the Code of Corporate Governance as prescribed under the SEBI Listing Regulations.

Reg. No.	Particulars	Status of compliance
17	Requirements pertaining to the Board of Directors	Compliant
17A	Maximum number of Directorships	Compliant
18	Requirements pertaining to the Audit Committee	Compliant
19	Requirements pertaining to Nomination and Remuneration Committee	Compliant
20	Requirements pertaining to Stakeholders Relationship Committee	Compliant
21	Requirements pertaining to Risk Management Committee	Compliant
22	Requirements pertaining to Vigil Mechanism	Compliant
23	Requirements pertaining to Related Party Transactions	Compliant
24	Corporate governance requirements with respect to subsidiary of listed entity	Compliant
24A	Requirements pertaining to Secretarial Audit and Secretarial Compliance Report	Compliant
25	Obligations with respect to independent Directors	Compliant
26	Obligations with respect to employees including senior management, key managerial persons, directors and promoters	Compliant
27	Other corporate governance requirements	Compliant
46	Requirements pertaining to the dissemination of certain information under a separate section on the website	Compliant

PERFORMANCE EVALUATION

The Bank has put in place a mechanism for performance evaluation of the Directors. The details of the same have been included in the Directors' Report.

COMPLIANCE WITH NON-MANDATORY REQUIREMENTS

a) **Board of Directors**

The Bank maintains the expenses relating to the office of the Part-time Chairman and reimburses all the expenses incurred in performance of his duties.

b) **Shareholder's Rights**

The Bank publishes its results on its website at www.hdfcbank.com which is accessible to the public at large. The same are also available on the websites of the Stock Exchanges on which the Bank's shares are listed.

A half-yearly declaration of financial performance including summary of the significant events is presently not being sent separately to each shareholder. The Bank's results for each quarter are published in an English newspaper having a nation- wide circulation and in a Marathi newspaper having a nation- wide circulation in Maharashtra. Hence, half-yearly results are not sent to the shareholders individually.

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c) **Audit Qualifications**

During the period under review, there is no audit qualification in the Bank's financial statements. The Bank continues to adopt best practices to ensure regime of unmodified audit opinion.

d) **Separate posts of Chairperson and Managing Director/ Chief Executive Officer**

Mr. Atanu Chakraborty is the Part-time Chairman and Independent Director of the Bank and Mr. Sashidhar Jagdishan is the Managing Director & Chief Executive Officer of the Bank.

e) **Reporting of Internal Auditor**

The Internal Auditor of the Bank reports to the Audit Committee of the Bank.

OWNERSHIP RIGHTS

The Bank seeks to protect and facilitate the exercise of the rights of its shareholders including the following:

- To carry out transmission / transposition within the period prescribed in the SEBI Listing Regulations.
- To receive notice of general meetings, annual report, the balance sheet and profit and loss account and the auditor's report.
- To attend and speak in person, at general meetings.
- In case the member is a body corporate, it can appoint a representative to attend and vote at the general meetings of the company on its behalf.
- In case of the 29th Annual General Meeting of the Bank which will be conducted by Video-Conferencing /Other Audio-Visual Means pursuant to the relevant MCA circulars, physical attendance of the shareholders has been dispensed with and accordingly, the facility for appointment of proxies for attending and voting on behalf of shareholders will not be available at the 29th Annual General Meeting of the Bank
- In terms of Section 12 of the Banking Regulation Act, 1949 as amended with effect from January 18, 2013 vide the Banking Laws Amendment Act, 2012, no person holding shares in a banking company shall, in respect of any shares held by him, exercise voting rights on poll in excess of ten (10) per cent of the total voting rights of all the shareholders of the banking company, provided that RBI may increase, in a phased manner, such ceiling on voting rights from ten (10) percent to twenty-six (26) per cent. The notification dated July 21, 2016 issued by RBI and notified in the Gazette of India dated September 17, 2016 states that the current level of ceiling on voting rights is at twenty-six (26) per cent.
- To requisition an extraordinary general meeting of the company by shareholders who collectively hold not less than 1/10th of the total paid-up capital of the company.
- To move amendments to resolutions proposed at general meetings.
- To receive dividend and other corporate benefits like rights, bonus shares, etc. as and when declared / announced
- To inspect various registers of the company, minutes books of general meetings and to receive copies thereof after complying with the procedure prescribed in the Companies Act, 2013 as amended from time to time.
- To make nomination in respect of shares held by the shareholder.
- To participate in and be sufficiently informed of the decisions concerning fundamental corporate changes.
- To be informed of the rules, including voting procedures that govern general shareholder meetings.
- To have adequate mechanism to address the grievances of the shareholders.
- To ensure protection of minority shareholders from abusive actions by, or in the interest of, controlling shareholders acting either directly or indirectly, and effective means of redress.

The rights mentioned above are prescribed in the Companies Act, 2013, the SEBI Listing Regulations and Banking Regulation Act, 1949, wherever applicable, and should be followed only after careful reading of the relevant sections. These rights are not necessarily absolute.

GENERAL SHAREHOLDER INFORMATION:

The Bank's share capital consists of one class of equity shares having face value of ₹ 1 each and the Bank has not issued any other class of shares.

SHAREHOLDERS HOLDING MORE THAN 1% OF THE SHARE CAPITAL OF THE BANK AS AT MARCH 31, 2023

Sr. No.	Name of the Shareholder	Shares held	% To Capital
1	JP MORGAN CHASE BANK, NA*	1,02,81,15,525	18.43
2	HOUSING DEVELOPMENT FINANCE CORPORATION LIMITED	86,46,15,834	15.49
3	HDFC INVESTMENTS LIMITED	30,00,00,000	5.38
4	LICI ASM NON PAR	10,91,18,368	1.96
5	SBI NIFTY 50 ETF	8,20,84,408	1.47

* One (1) American Depository Share (ADS) represents three (3) underlying equity shares of the Bank.

HDFC Bank Limited Integrated Annual Report 2022-23 399

Report on Corporate Governance

TOP 10 SHAREHOLDERS OF THE BANK AS ON MARCH 31, 2023

Sr. No.	Name of the Shareholder	Shares held	% To Capital
1	JP MORGAN CHASE BANK, NA*	1,02,81,15,525	18.43
2	HOUSING DEVELOPMENT FINANCE CORPORATION LIMITED	86,46,15,834	15.49
3	HDFC INVESTMENTS LIMITED	30,00,00,000	5.38
4	LICI ASM NON PAR	10,91,18,368	1.96
5	SBI NIFTY 50 ETF	8,20,84,408	1.47
6	SBI S&P BSE SENSEX ETF	5,51,55,372	0.99
7	EUROPACIFIC GROWTH FUND	5,49,50,465	0.99
8	ICICI PRUDENTIAL LIFE INSURANCE COMPANY LIMITED	5,00,96,791	0.90
9	LIFE INSURANCE CORPORATION OF INDIA	4,23,85,021	0.76
10	GOVERNMENT OF SINGAPORE	4,16,44,954	0.75

*One (1) American Depository Share (ADS) represents three (3) underlying equity shares of the Bank.

DISTRIBUTION OF SHAREHOLDING AS AT MARCH 31, 2023

Shares Range		No. of Shares	% Total Capital	No. of Holders	% Total No. of Holders
From	To				
1	2500	21,90,20,131	3.92	22,61,248	98.74
2501	5000	5,47,30,207	0.98	15,002	0.66
5001	10000	4,41,76,449	0.79	6,262	0.27
10001	15000	2,23,35,170	0.40	1,816	0.08
15001	20000	1,71,48,004	0.31	977	0.04
20001	25000	1,32,78,259	0.24	589	0.03
25001	50000	5,07,91,670	0.91	1,415	0.06
50001	100000	6,23,43,824	1.12	877	0.04
100001	99999999999	5,09,59,19,072	91.33	1,906	0.08
TOTAL		**5,57,97,42,786**	**100.00**	**2290092**	**100.00**

22,70,736 Folios comprising of 5,57,02,02,475 equity shares forming 99.83% of the share capital are in demat form. 19,356 Folios comprising of 95,40,311 equity shares forming 0.17 % of the share capital are in physical form.

Note: Other than the stock options granted to the employees of the Bank which will result in an addition to the equity share capital of the Bank on the exercise of the stock options and subsequent allotment of equity shares, the Bank has no outstanding warrants or other convertible instruments as on March 31, 2023 which could have an impact on the equity share capital of the Bank.

SHARE PRICE / CHART

	BSE Limited			National Stock Exchange of India Limited			New York Stock Exchange		
Month	High (₹)	Low (₹)	Monthly volumes	High (₹)	Low (₹)	Monthly volumes	Highest (US$)	Lowest (US$)	Monthly volumes
Apr-22	1,721.85	1,323.90	1,30,11,549	1,722.10	1,322.25	33,82,32,212	70.68	52.90	5,39,03,100
May-22	1,420.55	1,278.30	75,59,916	1,420.50	1,278.30	20,06,43,793	59.11	50.61	5,17,80,900
Jun-22	1,401.40	1,271.75	52,85,223	1,400.75	1,271.60	11,68,09,621	58.98	51.04	4,26,39,700
Jul-22	1,438.00	1,330.30	68,71,693	1,438.60	1,330.05	14,19,85,960	63.11	53.65	3,05,61,700
Aug-22	1,513.50	1,413.40	49,28,625	1,513.90	1,412.95	11,83,38,708	66.48	60.40	2,52,15,800
Sep-22	1,540.55	1,365.05	67,26,823	1,540.95	1,365.00	14,83,19,569	67.88	56.10	3,60,59,000
Oct-22	1,498.00	1,384.00	27,88,884	1,498.00	1,384.00	11,44,29,779	62.57	55.22	2,89,33,000
Nov-22	1,642.00	1,490.00	93,86,380	1,642.00	1,489.60	15,22,62,484	70.77	60.98	2,67,00,500
Dec-22	1,669.85	1,583.00	1,17,78,762	1,669.40	1,585.45	13,01,59,919	70.68	66.23	2,41,75,000
Jan-23	1,702.00	1,560.05	3944497	1,702.40	1,560.00	15,29,99,289	71.76	64.77	2,83,74,500
Feb-23	1,681.35	1,577.15	20,99,747	1,681.90	1,577.30	12,66,13,185	69.90	64.45	2,51,47,000
Mar-23	1,644.95	1,532.30	31,27,825	1,645.95	1,532.05	29,47,52,902	68.81	61.05	3,54,21,400

400

Introduction to Our How We Our Responsible Statutory Reports and Overview HDFC Bank Performance Create Value Strategy Business Financial Statements Month Month HDFC Bank Limited Integrated Annual Report 2022-23 401

Report on Corporate Governance Month 402

Introduction to Our How We Our Responsible Statutory Reports and Overview HDFC Bank Performance Create Value Strategy Business Financial Statements Categories of shareholders as at March 31, 2023 Category of Shareholders No of Shares % to Capital Promoters 1,16,46,25,834 20.87 ADR 1,02,81,15,525 18.43 Foreign Institutional Investors/Foreign Portfolio Investor 1,46,73,12,437 26.30 OCB, Foreign Bodies,Foreign National, NRI Rep 79,88,175 0.14 Financial Institutions / Banks / Mutual Funds / Central Government / 90,78,05,490 16.27 Qualified Institutional Buyer Life Insurance Corporation of India 18,92,41,154 3.39 Insurance Companies 17,53,39,826 3.14 Indian Companies 9,11,92,792 1.63 Others 54,81,21,553 9.83 TOTAL 5,57,97,42,786 100.00 No of Shares Details of Shareholding 1.63% 9.83% Promoters (*) 3.14% 20.87% ADR (#) 3.39% Foreign Institutional Investors/Foreign Portfolio Investor OCB, Foreign Bodies,Foreign National, NRI Rep 16.27% Financial Institutions / Banks / Mutual Funds / Central Government / Qualified Institutional Buyer 18.43% Life Insurance Corporation of India Insurance Companies 0.14% Indian Companies 26.30% Others (*) None of the equity shares held by the Promoters are under pledge. (#) JP Morgan Chase Bank, NA is the Depository for the ADS (1,028,115,525 underlying equity shares) HDFC Bank Limited Integrated Annual Report 2022-23 403

Report on Corporate Governance

FINANCIAL CALENDER

[April 1, 2023 to March 31, 2024]	
Board Meeting for consideration of accounts	April 15, 2023
Dispatch of Annual Reports by electronic mode	July 19, 2023
Date, Time and Venue of the 29th AGM	Friday, August 11, 2023 at 01:30 p.m.
Record date for purpose of determining eligibility of dividend	May 16, 2023
Dividend declaration date	Friday, August 11, 2023
Expected date of payment of dividend	On or after Monday, August 14, 2023
Board Meeting for considering unaudited results for first three quarters of FY 2023-24	Within the timelines prescribed in SEBI LODR

LISTING

Listing on Indian Stock Exchanges:

The equity shares of the Bank are listed at the following Stock Exchanges and the annual fees for 2022-23 has been paid.

Sr. No.	Name and Address of The Stock Exchange	Stock Code
1	BSE Limited, Phiroze Jeejeebhoy Towers, Dalal Street, Fort, Mumbai 400 023	500180
2	The National Stock Exchange of India Limited, Exchange Plaza, Bandra Kurla Complex, Bandra (East), Mumbai 400051	HDFCBANK

Names of Depositories in India for dematerialization of equity shares (ISIN No. INE040A01034)

- National Securities Depository Limited (NSDL)
- Central Depository Services (India) Limited (CDSL)

International Listing:

Sr. No.	Security Description	Name and address of the stock exchange	Name & address of depository
1.	The American Depository Shares (ADS) (CUSIP No. 40415F101)	The New York Stock Exchange (Ticker - HDB) 11, Wall Street, New York, NY 10005	J.P. Morgan Chase Bank, N.A. J.P. Morgan Depositary Receipts, 383 Madison Ave, Floor 11, New York, NY, 10179

The Depository for ADS is represented in India by: JP Morgan Chase Bank N.A., India Sub Custody, JP Morgan Chase Bank NA, 6th Floor, Paradigm "B" Wing, Behind Toyota Showroom, Mindspace, Malad (West), Mumbai - 400 064.

Note: Annual listing fees of the New York Stock Exchange has been duly paid.

CODE OF CONDUCT

The Bank has framed and adopted a Code of Conduct, which is approved by the Board. The Code is applicable to all directors and senior management personnel of the Bank. This Code has been posted on the Bank's website at https://www.hdfcbank.com/personal/about-us/corporate-governance/codes-and-policies. All the Directors and senior management personnel have affirmed compliance with the Code of Conduct / Ethics as approved and adopted by the Board.

CODE FOR PREVENTION OF INSIDER TRADING

The Bank has adopted a share dealing code for the prevention of insider trading in the shares of the Bank as well as in other listed and proposed to be listed companies. The share dealing code, inter-alia, prohibits dealing in securities of the Bank by insiders while in possession of unpublished price sensitive information.

SHARE TRANSFER PROCESS AND SYSTEM

The Bank's shares which are in compulsory dematerialized (Demat) list are transferable through the depository system. Requests for transmission / transposition or for deletion of name in case of physical share certificates are processed by the Registrar and Share Transfer Agents, Datamatics Business Solutions Limited and are approved by the Stakeholders' Relationship Committee of the Bank or authorized officials of the Bank. The service requests of such nature are generally processed within a period of fifteen (15) days from the date of receipt of the relevant documents by Datamatics Business Solutions Limited.

Please note that as per the amended SEBI Listing Regulations, with effect from April 1, 2019, any requests for transfer of securities shall not be processed unless the securities are held in dematerialized form.

FEES FOR STATUTORY AUDITORS

For the details of total fees for all services paid by the Bank and its subsidiaries, on a consolidated basis, to the joint Statutory Auditors and all entities in the network firm / network entity of which the joint Statutory Auditors is a part, kindly refer to the Directors' Report.

MEANS OF COMMUNICATION

The quarterly and half-yearly unaudited / audited financial results are normally published in the newspapers, viz., the Business Standard in English and Navshakti in Marathi (regional language). The results are also displayed on the Bank's website at www.hdfcbank.com.

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Introduction to Our How We Our Responsible Statutory Reports and Overview HDFC Bank Performance Create Value Strategy Business Financial Statements The shareholders can visit the Bank’s website for financial information, shareholding information, dividend policy, key shareholders’ agreements, if any, Memorandum and Articles of Association of the Bank, etc. The website also gives a link to www.sec.gov where the investors can view statutory filings of the Bank with the Securities and Exchange Commission, USA. The information relating to the Bank’s financial results and shareholding pattern are displayed on the websites of the Stock Exchanges on which the Bank’s shares are listed. Other information such as official news/press releases, stock exchange disclosures and presentations made to investors and analysts, etc. are regularly displayed on the Bank’s website. DEBENTURE TRUSTEES The SEBI Listing Regulations require companies, which have listed their debt securities, to disclose the names of their debenture trustees with contact details in their Annual Report. The following are the debenture trustees for the privately placed bonds of the Bank: 1. Axis Trustee Services Limited, The Ruby, 2nd Floor, SW, 29, Senapati Bapat Marg, Dadar West, Mumbai- 400 028. Tel: 022 6230 0451 2. Vistra ITCL (India) Limited (Formerly known as IL&FS Trust Company Limited), The IL&FS Financial Centre, Plot C-22/G Block, 7th Floor, Bandra Kurla Complex, Bandra (East), Mumbai 400051. Tel: 022 6930 0000 3. SBICAP Trustee Company Limited, 4th Floor, Mistry Bhavan, 122 Dinshaw Vachha Road, Churchgate, Mumbai—400020 SHAREHOLDERS’ HELPDESK Dividend payments and all other investor related activities are attended to and processed at the office of Registrar and Transfer Agent. For any documents or for any grievances / complaints, shareholders / investors may contact at the following address: Mr. Sunny Abraham / Ms. Manisha Parkar / Mr. Tukaram Thore Datamatics Business Solutions Limited Plot No. B 5, Part B Crosslane, MIDC, Marol, Andheri (East), Mumbai 400 093 Tel: +91-022—66712213-14 E-mail: hdinvestors@datamaticsbpm.com Timings: 10:00 a.m. to 4:30 p.m. (Monday to Friday except public holidays) Shareholders’ Helpdesk Timings : 10:30 a.m. to 3:30 p.m. Between Monday to Friday (except on Bank holidays) Telephone: +91-022-3976 0012 Email: shareholder.grievances@hdfcbank.com For IEPF Related matters : Mr. Santosh Haldankar (Nodal Officer), Mr. Dhanjit Thaivalappil and Mr. Sushant Date (Deputy Nodal Officers): Tel: +91-022-3976 0012 E-mail: shareholder.grievances@hdfcbank.com Queries relating to the Bank’s financial performance may be addressed to: shareholder.grievances@hdfcbank.com Name of the Compliance Officer of the Bank: Mr. Santosh Haldankar, Company Secretary Telephone: +91-022-3976 0000 BANKING CUSTOMER HELPDESK In the event of any queries / complaints, banking customers can directly approach the Branch Manager or can call / write to the Bank using the following contact details: Call at: Our customer care (PhoneBanking) numbers 18002026161 / 18602676161 In the event of any queries / complaints, banking customers can directly approach the Branch Manager or can call / write to the Bank using the following contact details: Write to: For Credit Cards: For Regular Post: Manager, HDFC Bank Cards Division,PO BOX # 8654 Thiruvanmiyur PO Chennai—600 041 For Courier: Manager, HDFC Bank Cards Division,# 8, Lattice Bridge Road, Thiruvanmiyur, Chennai—600 041 For products (other than Credit Cards ) : HDFC Bank Limited Empire Plaza I, 1st Floor, LBS Marg, Chandan Nagar, Vikhroli West, Mumbai—400 083, Email: support@hdfcbank.com Contact us online: Fill up the “Complaint Form” available at the following website link: https://leads.hdfcbank.com/applications/webforms/apply/ HDFC_CustomerCenter/Customer_Center.aspx https://www.hdfcbank.com/personal/need-help/contact-us For grievances other than shareholder grievances please send your communication to the following email addresses: 1) Depository Services: dphelp@hdfcbank.com 2) Retail Banking / ATM / Debit Cards / Mutual Fund: support@hdfcbank.com HDFC Bank Limited Integrated Annual Report 2022-23 405

Report on Corporate Governance 3) Loans, Advances / Advance against shares: loansupport@hdfcbank.com 4) Credit Cards: customerservices.cards@hdfcbank.com Visit us at https://www.hdfcbank.com/personal/need-help/ customer-care for more information PLANT LOCATIONS Being in the banking business, the Bank does not have plants. However, the Bank has 7,821 branches in 3,811 cities / towns as on March 31, 2023. The locations of the branches are also displayed on the Bank’s website. On behalf of the Board of Directors Atanu Chakraborty Part-time Chairman and Independent Director June 30, 2023 DECLARATION I confirm that for the year under review, all directors and senior management have affirmed their adherence to the provisions of the Code of Conduct of Directors and senior management personnel. Sashidhar Jagdishan Managing Director and Chief Executive Officer June 30, 2023 406

Business Responsibility & Sustainability Report SECTION A: GENERAL DISCLOSURES I. Details of the listed entity 1. Corporate Identity Number (CIN) of the Listed Entity? L65920MH1994PLC080618 2. Name of the Listed Entity? HDFC Bank Limited 3. Year of incorporation? 1994 4. Registered office address ? HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai—400013 5. Corporate address ? HDFC Bank House, Shiv Sagar Estate, Dr Annie Besant Road, Worli, Mumbai—400018 6. E-mail shareholder.grievances@hdfcbank.com 7. Telephone ? 022—66521000 8. Website ? www.hdfcbank.com 9. Financial year for which reporting is being done FY 2022-23 10. Name of the Stock Exchange(s) where shares are listed ? BSE Limited; National Stock Exchange of India Limited, American Depository Shares (ADS) listed on The New York Stock Exchange (Depository for ADS is represented in India by J P Morgan Chase Bank N.A.). 11. Paid-up Capital ? 5,57,97,42,786 shares of face value of INR 1 each amounting to INR 5,57,97,42,786 on March 31, 2023 12. Name and contact details (telephone, email address) of the person who may be contacted in case of any queries on the BRSR report? Name: Ashima Bhat, Group Head—Business Finance and Strategy, CSR and ESG, Administration, and Infrastructure, HDFC Bank Telephone number: 022-66521000 E-mail ID: shareholder.grievances@hdfcbank.com 13. Reporting boundary—Are the disclosures under this report made on a standalone basis (i.e. only for the entity) or on a consolidated basis (i.e. for the entity and all the entities which form a part of its consolidated financial statements, taken together). ? The non-financial information in this report covers the activities and progress of the Bank on a standalone basis. For social and governance related KPIs, our reporting boundary includes our operations in India and abroad. For environmental KPIs, our boundary includes our operations in India covering our Corporate offices (301), Currency Chests (33), Training Centres & guest houses (26), Data Centres (5), Branches (7813, which excludes 4 overseas HDFC Bank Limited Integrated Annual Report 2022-23 407

Business Responsibility & Sustainability Report branches and DBUs) and ATMs (17,765 -Excluding CDMs) as of March 31, 2023. It covers information pertaining to the period from April 1, 2022, to March 31, 2023. II. Products/services 14. Details of business activities (accounting for 90% of the turnover): S. Description of Main Activity Description of Business Activity % of Turnover of the entity No. 1. Financial and Insurance Service Banking activities by Central, Commercial, 100% and Savings banks 15. Products/Services sold by the entity (accounting for 90% of the entity’s Turnover): S. Product/Service NIC Code % of total Turnover contributed No. 1 HDFC Bank operates in three 64191 100% business verticals -Wholesale, Retail and Treasury. All the products and services are offered under these segments. III. Operations 16. Number of locations where plants and/or operations/offices of the entity are situated: Location Number of plants Number of offices Total National N.A. 7,813 branches, 4 digital banking units and -19,727 ATMs and CDMs (Cash deposit & withdrawal machines) across 3,811 cities / towns. International N.A. 4 branches at Hongkong, Bahrain, Dubai and -GIFT City and 3 representative offices at Dubai, Kenya and Abu Dhabi 17. Markets served by the entity: a. Number of locations Location Number National (No. of States) All states and UTs in India International (No. of Countries) 5 b. What is the contribution of exports as a percentage of the total turnover of the entity? ? N.A. c. A brief on types of customers ? The Bank caters to a diverse customer base—including individuals, government, MSMEs, large corporates, farmers, start-ups etc. 408

Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

IV. Employees

18. Details as at the end of Financial Year:

a. Employees and workers (including differently abled):

S. No.	Particulars No.	Total (A)	Male		Female	
			No. (B)	% (B / A)	No. (C)	% (C / A)
			EMPLOYEES			
1	Permanent (D)	173222	134022	77	39200	23
2	Other than Permanent (E)	33	26	79	7	21
3	**Total employees (D+E)**	173255	134048	77	39207	23
			WORKERS			
4	Permanent (F)	N.A.	N.A.	N.A.	N.A.	N.A.
5	Other than Permanent (G)	N.A.	N.A.	N.A.	N.A.	N.A.
6	**Total workers (F + G)**	N.A.	N.A.	N.A.	N.A.	N.A.

Employee data has been externally assured; disclosures on workers is not part of assurance scope

b. Differently abled Employees and workers:

S. No.	Particulars No.	Total (A)	Male		Female	
			No. (B)	% (B / A)	No. (C)	% (C / A)
			DIFFERENTLY ABLED EMPLOYEES			
1	Permanent (D)	197	160	81	37	19
2	Other than Permanent (E)	N.A.	N.A.	N.A.	N.A.	N.A.
3	**Total employees (D+E)**	197	160	81	37	19
			DIFFERENTLY ABLED WORKERS			
4	Permanent (F)	N.A.	N.A.	N.A.	N.A.	N.A.
5	Other than Permanent (G)	N.A.	N.A.	N.A.	N.A.	N.A.
6	**Total workers (F + G)**	N.A.	N.A.	N.A.	N.A.	N.A.

19. Participation / Inclusion / Representation of women

	Total (A)	No. and percentage of Females	
		No. (B)	% (B / A)
Board of Directors	10	3	30
Key Management Personnel	4	0	0

20. Turnover rate for permanent employees and workers

	FY 2022-23 (Turnover rate in current FY)			FY 2021-22 (Turnover rate in previous FY)			FY 2020-21 (Turnover rate prior to previous FY)		
	Male	Female	Total	Male	Female	Total	Male	Female	Total
Permanent Employees	34.16%	34.15%	34.15%	27.39%	28.51%	27.60%	14.97%	17.76%	15.48%
Permanent Workers	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.

Turnover rate has been calculated as per the guidance note on BRSR for current year and previous 2 financial years have also been aligned accordingly.

Employee data has been externally assured; disclosures on workers is not part of assurance scope.

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V. Holding, Subsidiary and Associate Companies (including joint ventures)

21. Names of holding / subsidiary / associate companies / joint ventures

S. No.	Name of the holding/subsidiary / associate companies / joint ventures (A)	Indicate whether holding/ Subsidiary/ Associate/ Joint Venture	% of shares held by listed entity	Does the entity indicated at column A, participate in the Business Responsibility initiatives of the listed entity? (Yes/No)
1.	HDFC Securities Limited (HSL)	Subsidiary	As on March 31, 2023, the Bank held 95.6% stake in HSL.	No
2.	HDB Financial Services Limited (HDBFSL)	Subsidiary	As on March 31, 2023 the Bank held a 94.8% stake in HDBFSL.	No

VI. CSR Details

22. (i) Whether CSR is applicable as per section 135 of Companies Act, 2013: Yes

(ii) Turnover (in INR): 1,92,80,038 Lakh (Turnover represents Total Income)

(iii) Net worth (in INR): 2,73,06,304 Lakh

VII. Transparency and Disclosures Compliances

23. Complaints/Grievances on any of the principles (Principles 1 to 9) under the National Guidelines on Responsible Business Conduct:

Stakeholder group from whom complaint is received	Grievance Redressal in Place (Yes/No)	FY 2022-23 (Current Financial Year)			FY 2021-22 (Previous Financial Year)		
	(If Yes, then provide a weblink)	Number of complaints filed during the year	Number of complaints pending resolution at close of the year	Remarks	Number of complaints filed during the year	Number of complaints pending resolution at close of the year	Remarks
Communities	Yes*	0	0	-	0	0	-
Investors (other than shareholders)	Yes*	0	0	-	0	0	-
Shareholder	Yes*	1	1	Improper business practices	2	0	Fraudulent Loans, Improper business practices
Employees and Workers	Yes*	105	31	Major categories of complaints include behavioral, corruption/ bribery, improper business practices, and favoritism related complaints	101	28	Major categories of complaints include behavioral, corruption/ bribery, fraudulent loans, improper business practices, improper working conditions, misappropriation of customer funds and POSH related complaints

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Stakeholder group from whom complaint is received	Grievance Redressal in Place (Yes/No) (If Yes, then provide a weblink)	FY 2022-23 (Current Financial Year)			FY 2021-22 (Previous Financial Year)		
		Number of complaints filed during the year	Number of complaints pending resolution at close of the year	Remarks	Number of complaints filed during the year	Number of complaints pending resolution at close of the year	Remarks
Customer	Yes#	29	6	Broad categories of complaints include Service related issue, improper business practices and others	15	5	Account status related, Improper business practices
Value Chain Partners	Yes*	6	2	Corruption/ Bribery, Improper business practices	5	1	Improper business practices, Pending Bills Related
Other (Ex-Employee. Off role staff. Hird party, Ex-Employee of customer)	Yes*	36	14	Broadly comprised of breach of code of conduct, corruption/ bribery, fraudulent loans, improper business practices and others	24	6	Broadly comprised of behavioral issue, corruption/ bribery, improper business practices and others"
Total		177	54		147	40	

The complaints reported in this table are grievances reported through the whistle-blower mechanism of the Bank. Complaints reported pending at the close of FY 2021-22 have been resolved as on date.

*Our Whistle Blower Policy: https://www.hdfcbank.com/content/bbp/repositories/723fb80a-2dde-42a3-9793-7ae1be57c87f/?path=/Footer/About%20Us/Corporate%20Governance/Codes%20and%20Policie/pdf/Whistleblower-Policy-2019.pdf

Our Grievance Redressal Mechanism: https://www.hdfcbank.com/content/bbp/repositories/723fb80a-2dde-42a3-9793-7ae1be57c87f/?path=/Common%20Overlays/Feedback/PDFS/grievance_redressal_policy.pdf

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24. Please indicate material responsible business conduct and sustainability issues pertaining to environmental and social matters that present a risk or an opportunity to your business, rationale for identifying the same, approach to adapt or mitigate the risk along-with its financial implications, as per the following format

Material Topics identified	Indicate whether risk/opportunity R/O	The rationale for identifying risk/ opportunity	In case of risk, the approach to adapt or mitigate	Financial implications of the risk or opportunity (Indicate positive or negative implications)
Strong Economic Performance	O	Provides a basis for maintaining stability and generating positive momentum and long-term value for our stakeholders thus consolidating our leadership position.	N.A.	Positive
Ensuring Compliance	O	Helps identify and address potential risks, avoid penalties, legal issues, and reputational damage; generating trust amongst stakeholders and thereby, contributing to overall stability.	N.A.	Positive
Customer privacy and data security	R	Breach of customer privacy and data security systems could lead to a loss of reputation, a decline in customer confidence; and imposition of legal and regulatory fines.	☐ Cybersecurity framework and information security program, strong governance around information security and data privacy	Negative
Climate Change Risks	R	Physical risks and transition risks, including policy changes, technological advancements, and market shifts towards low-carbon solutions, can impact the value of assets and investments leading to potential financial losses.	☐ Alignment with TCFD recommendations. ☐ Focus on sustainable finance Well-diversified credit exposure ☐ Engagement with clients on net zero strategies	Negative
Robust corporate governance and ethics	O	Essential in accomplishing the company's goals, mitigating risks, building stakeholder trust, and maintaining business continuity.	N.A.	Positive
Systematic Risk Management	O	Enhances vulnerability to economic downturns or market crashes, may lead to increased regulatory scrutiny, reputational damage, and a loss of investor confidence.	☐ Multi-layered risk management strategy ☐ Stress testing policy and system ☐ Independent risk management function	Positive
Sustainable & Responsible financing	O	Helps mitigate ESG risks, access new capital, cater to and tap emerging market trends, build reputation, and attract new customers.	N.A.	Positive
Financial Inclusion	O	Unlocks new customer base of presently unbanked and underserved communities and generates a positive impact on society.	N.A.	Positive

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Material Topics identified	Indicate whether risk/opportunity R/O	The rationale for identifying risk/ opportunity	In case of risk, the approach to adapt or mitigate	Financial implications of the risk or opportunity (Indicate positive or negative implications)
Healthy Asset Quality	O	Enhances the Bank's financial performance by minimizing credit losses, improving profitability, and ensuring a robust capital base.	N.A.	Positive
Greenhouse Gas (GHG) emissions	R	Enhances scrutiny from stakeholders, potential damage to our reputation and generates negative public perception.	☐ Committed to carbon neutrality for FY 32. ☐ Well-defined carbon neutrality strategy encompassing technical and management pillars.	Negative
High Customer Satisfaction	O	Expands customer base, increases customer loyalty, and satisfies customers' financial goals.	N.A.	Positive
Enhanced Transparency and disclosures	O	Builds investor confidence, ensures compliance with regulatory obligations, and strengthens market positioning and relationships with stakeholders.	N.A.	Positive
Establishing Digital Leadership	O	Optimises internal workflows, improves efficiency, enables agility and adaptability to dynamic markets, provides enhanced customer experience, enables new offerings, and provides a competitive edge.	N.A.	Positive
Advancing Sustainable Procurement	O	Reduces supply chain risks, minimises environmental impact, acknowledges social responsibility, fosters and innovation through stakeholder engagement.	N.A.	Positive
Positive Employee Practices	O	Boosts efficiency, reduces employee attrition, increases capabilities and creativity within the Bank, promotes diversity and enhances customer experience.	N.A.	Positive
Community-wellbeing	O	Builds positive brand perception, creates a more sustainable and inclusive society, and establishes strategic connections.	N.A.	Positive

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SECTION B: MANAGEMENT AND PROCESS DISCLOSURES

This section is aimed at helping businesses demonstrate the structures, policies and processes put in place towards adopting the NGRBC Principles and Core Elements.

Disclosure Questions	P 1	P 2	P 3	P 4	P 5	P 6	P 7	P 8	P 9
Policy and management processes									
1. a. Whether your entity's policy/policies cover each principle and its core elements of the NGRBCs. (Yes/No)	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
b. Has the policy been approved by the Board? (Yes/No)	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
c. Web Link of the Policies, if available	Note 5	Note 4	Note 4, 5	Note 4	Note 4, 5	Note 4	Note 1	Note 3	Note 2, 5
2. Whether the entity has translated the policy into procedures. (Yes / No)	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
3. Do the enlisted policies extend to your value chain partners? (Yes/No)	Yes	Yes	Yes	Yes	Yes	Yes	No	Yes	Yes
4. Name of the national and international codes/certifications/ labels/ standards (e.g., Forest Stewardship Council, Fairtrade, Rainforest Alliance, Trustee) standards (e.g., SA 8000, OHSAS, ISO, BIS) adopted by your entity and mapped to each principle.						Note 7			Note 6
5. Specific commitments, goals and targets set by the entity with defined timelines, if any.			Please refer #			Please refer **		Please refer @	
6. Performance of the entity against the specific commitments, goals, and targets along-with reasons in case the same are not met.			Please refer Social Chapter of IR			Please refer Environ-ment Chapter of IR		Please refer Social Chapter of IR	
Governance, leadership, and oversight									
7. Statement by director responsible for the business responsibility report, highlighting ESG related challenges, targets, and achievements (listed entity has flexibility regarding the placement of this disclosure)	Please refer to the 'Message from the MD & CEO' section of the Integrated Report for FY 23.								
8. Details of the highest authority responsible for implementation and oversight of the Business Responsibility policy(ies)	Sashidhar Jagdishan, Managing Director and Chief Executive Officer, HDFC Bank								
9. Does the entity have a specified Committee of the Board/ Director responsible for decision making on sustainability related issues? (Yes / No). If yes, provide details	Yes. The Group Head for CSR & ESG updates the Board's CSR & ESG committee quarterly, chairs the ESG apex council, and oversees three action groups driving the Bank's ESG agenda. The Product Responsibility working group assesses ESG risks and explores new ESG- linked business opportunities. The Environment working group, assess the Bank environmental impacts from its operations. Social & Governance working group focuses on workplace policies and governance initiatives.								

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10. Details of Review of NGRBCs by the Company:

Subject for Review	Indicate whether review was undertaken by Director / Committee of the Board/Any other Committee									Frequency (Annually/ Half yearly/ Quarterly/ Any other – please specify)								
	P 1	P 2	P 3	P 4	P 5	P 6	P 7	P 8	P 9	P 1	P 2	P 3	P 4	P 5	P 6	P 7	P 8	P 9
Performance against above policies and follow-up action	Review of sustainability related issues annually done by CSR & ESG committee of the Board									- - - - - - - - - - - - - Annually - - - - - - - - - - - - -								
Compliance with statutory requirements of relevance to the principles, and, rectification of any non-compliances																		

11. Has the entity carried out independent assessment/ evaluation of the working of its policies by an external agency? (Yes/No). If yes, provide the name of the agency	P1	P2	P3	P4	P5	P6	P7	P8	P9
	No***	No***	No***	No***	No***	No***	No***	No***	No***

12. If answer to question (1) above is "No" i.e. not all Principles are covered by a policy, reasons to be stated:	P1	P2	P3	P4	P5	P6	P7	P8	P9
The entity does not consider the Principles material to its business (Yes/No)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
The entity is not at a stage where it is in a position to formulate and implement	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
The entity does not have the financial or/human and technical resources available for the task (Yes/No)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
It is planned to be done in the next financial year (Yes/No)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Any other reason (please specify)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.

** The Bank has taken a target to become carbon neutral by FY 32. Performance against the goal is elaborated in the 'Environment' chapter of the IR

The Bank has taken a target to achieve gender diversity (Women percentage) of 25% by FY 25, progress and efforts on this are described in 'Social -People' chapter of the report.

@ The Bank has considered multiple targets as part of our Parivartan initiative, more details on this can be found in the 'Social - Communities' chapter of this report.

*** All policies of the Bank are evaluated internally

All policies have been developed as a result of detailed consultations and research on the best practices adopted by banks and organizations across the industry and as per the requirements of HDFC Bank

Web-link for the policy	
Note 1:	The essence of this principle is captured in an internal code of conduct document that is not accessible to the public
Note 2:	https://www.hdfcbank.com/personal/useful-links/our-corporate-commit (Corporate Commitment)
Note 3:	https://v.hdfcbank.com/content/dam/hdfc-aem-microsites/csr/pdfs/CSR_Policy.pdf
Note 4:	https://www.hdfcbank.com/content/api/contentstream-id/723fb80a-2dde-42a3-9793-7ae1be57c87f/1cb20550-41e0-4320-9a30-94e763d31392? (Environment Policy) https://www.hdfcbank.com/content/api/contentstream-id/723fb80a-2dde-42a3-9793-7ae1be57c87f/f0ac1d94-7b3f-4b7a-ad10-d84cd154eaed? (ESG Policy Framework)
Note 5:	https://www.hdfcbank.com/content/api/contentstream-id/723fb80a-2dde-42a3-9793-7ae1be57c87f/0ae5b219-aac3-4f26-976c-0a27797d548d? (Conduct Philosophy- Code of Conduct)
Note 6:	Our information security program is based on ISO 27001: 2013 and NIST framework3.0, Our BCP is also ISO 22301: 2019 certified.
Note 7:	947 of the Bank's branches and some of our large office buildings are IGBC certified

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SECTION C: PRINCIPLE WISE PERFORMANCE DISCLOSURE

This section is aimed at helping entities demonstrate their performance in integrating the Principles and Core Elements with key processes and decisions. The information sought is categorized as "Essential" and "Leadership". While the essential indicators are expected to be disclosed by every entity that is mandated to file this report, the leadership indicators may be voluntarily disclosed by entities which aspire to progress to a higher level in their quest to be socially, environmentally, and ethically responsible.

PRINCIPLE 1 Businesses should conduct and govern themselves with integrity, and in a manner that is Ethical, Transparent and Accountable

Essential Indicators

1. Percentage coverage by training and awareness programmes on any of the Principles during the financial year 2023:

Segment	Total number of trainings and awareness programmes held	Topic/Principles covered under the training and its impact	% age of persons in respective category covered by the awareness programmes
Board of Directors	36	Financial Inclusion, AML, Cybersecurity	100
Key Managerial Personnel (as per companies act)	36	Financial Inclusion, AML, Cybersecurity	50
Employees other than BoD and KMPs	1594	ESG, Customer service, Corruption/ AML, Human rights	67
Workers	N.A.	N.A.	N.A.

1. 2 Directors (Mr. Sashidhar Jagdishan and Mr. Kaizad Bharucha) are also part of the board and their coverage for training comes from their attendance of these programs as members of the Board and also as KMPs.
2. Mr. Malay Patel ceased to be Independent Director on the Board of the Bank with effect from the close of business hours on March 30, 2023: his attendance to training programs have also been included in the calculation.
3. Employee data has been externally assured; disclosures on workers is not part of assurance scope.

2. Details of fines / penalties /punishment/ award/ compounding fees/ settlement amount paid in proceedings (by the entity or by directors / KMPs) with regulators/ law enforcement agencies/ judicial institutions, in the financial year, in the following format (Note: the entity shall make disclosures on the basis of materiality as specified in Regulation 30 of SEBI (Listing Obligations and Disclosure Obligations) Regulations, 2015 and as disclosed on the entity's website):

	NGRBC Principle	Name of the regulatory/ enforcement agencies/ judicial institutions	Amount (In INR)	Brief of the Case	Has an appeal been preferred? (Yes/No)
		Monetary			
Penalty/Fine	Nil	Nil	Nil	Nil	Nil
Settlement	Nil	Nil	Nil	Nil	Nil
Compounding fee	Nil	Nil	Nil	Nil	Nil
		Non-Monetary			
Imprisonment	Nil	Nil	Nil	Nil	Nil
Punishment	Nil	Nil	Nil	Nil	Nil

3. Of the instances disclosed in Question 2 above, details of the Appeal / Revision preferred in cases where monetary or non-monetary action has been appealed.

Case Details	Name of the regulatory / enforcement agencies / judicial institutions
	Not Applicable

4. Does the entity have an anti-corruption or anti-bribery policy? If yes, provide details in brief and if available, provide a web-link to the policy.

- Yes, the Bank has an internal document with guidelines on prevention of corruption. The purpose of the document is to inform the officials and employees of the Bank about the anti-corruption laws and to advise them to be vigilant and diligent in carrying out their duties to protect themselves from any criminal action and safeguard the interests of all concerned

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and the Bank. While the Bank has attempted to explain the terms "corruption" and "taking gratification other than legal remuneration," it is the responsibility of each employee/official to act ethically, legally, and properly while discharging their duties. Essence of the internal document is also covered within the publicly available Conduct Philosophy document which can be accessed through the provided link : https://www.hdfcbank.com/content/api/contentstream-id/723fb80a-2dde-42a3-9793-7ae1be57c87f/0ae5b219-aac3-4f26-976c-0a27797d548d?.

5. Number of Directors/KMPs/employees/workers against whom disciplinary action was taken by any law enforcement agency for the charges of bribery/ corruption:

	FY 2022-23 (Current Financial Year)	FY 2021-22 (Previous Financial Year)
Directors	Nil	Nil
KMPs	Nil	Nil
Employees	Nil	Nil
Workers	N.A.	N.A.

6. Details of complaints with regard to conflict of interest:

	FY 2022-23 (Current Financial Year)		FY 2021-22 (Previous Financial Year)	
	Number	Remarks	Number	Remarks
Number of complaints received in relation to issues of Conflict of Interest of the Directors	Nil	N.A.	Nil	N.A.
Number of complaints received in relation to issues of Conflict of Interest of the KMPs	Nil	N.A.	Nil	N.A.

7. Provide details of any corrective action taken or underway on issues related to fines / penalties / action taken by regulators/ law enforcement agencies/ judicial institutions, on cases of corruption and conflicts of interest.

☐ Not Applicable

Leadership Indicators

1. Awareness programmes conducted for value chain partners on any of the Principles during the financial year:

☐ Nil

Awareness programmes conducted for value chain partners on any of the Principles during the financial year:		
Total number of awareness programmes held	Topics / principles covered under the training	%age of value chain partners covered (by value of business done with such partners) under the awareness programmes
Nil	Nil	Nil

2. Does the entity have processes in place to avoid/ manage conflict of interests involving members of the Board? (Yes/No) If Yes, provide details of the same.

☐ Yes, The Board of Directors are subject to the Board-approved Code of Ethics / Conduct (https://www.hdfcbank.com/personal/about-us/corporate-governance/codes-and-policies/code-of-ethics-conduct) which mandates that the Board members shall avoid conflict of interest and disclose to the Board any material transaction or relationship that reasonably could be expected to give rise to such a conflict. The Board members are required to disclose any change in their interest in any entities to the Board as and when such change occurs, and at a minimum at the first meeting of the Board held in the financial year. In line with the extant RBI circulars on 'fit and proper' criteria, the Board members are required to provide Declaration & Undertaking to the Bank on an annual basis and at the time of their appointment / re-appointment. This declaration also contains information of entities in which the directors have interest. As and when any director is appointed / re-appointed, the Bank's Secretarial team carries out a due diligence exercise which inter alia examines the possibility of conflict of interest.

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PRINCIPLE 2 Businesses should provide goods and services in a manner that is sustainable and safe

Essential Indicators

1. Percentage of R&D and capital expenditure (capex) investments in specific technologies to improve the environmental and social impacts of product and processes to total R&D and capex investments made by the entity, respectively.

	FY 2022-23 (Current Financial Year)	FY 2021-22 (Previous Financial Year)	Details of improvements in environmental and social impacts
R&D	N.A	N.A	
Capex	N.A	N.A	

2. a. Does the entity have procedures in place for sustainable sourcing?

    - Wherever feasible, the Bank tries to incorporate sustainable sourcing in its operations. For procurement of equipment, the Bank ensures that energy efficiency standards are considered during the purchase of electronic equipment such as computers, laptops, lighting devices, AC's etc. Also, as of March 31, 2023, the Bank has 947 branches in different cities, certified under the Green Interiors Rating system of IGBC (Indian Green Building Council). IGBC's comprehensive rating modules encompassing Eco Design Approach, Interior Materials, Water Conservation, Indoor Environment, Energy Efficiency, and Innovation in Interior Design have been diligently implemented and met with excellence throughout our certified branches and offices. We prioritize environmental sustainability and have been using GreenPro certified materials such as plywood, laminates, flooring tiles, ceiling tiles, paints, adhesives, finishes, and equipment at our select locations.

   b. If yes, what percentage of inputs were sourced sustainably?

    - As highlighted in the previous response we incorporate sustainable sourcing in our infrastructure and given the nature of industry, sustainable sourcing of inputs for production or processes, is not applicable to us.

3. Describe the processes in place to safely reclaim your products for reusing, recycling, and disposing at the end of life, for (a) Plastics (including packaging) (b) E-waste (c) Hazardous waste and (d) other waste.

    - Not Applicable given the nature of industry.

4. Whether Extended Producer Responsibility (EPR) is applicable to the entity's activities (Yes / No). If yes, whether the waste collection plan is in line with the Extended Producer Responsibility (EPR) plan submitted to Pollution Control Boards? If not, provide steps taken to address the same.

    - No

Leadership Indicators

1. Has the entity conducted Life Cycle Perspective / Assessments (LCA) for any of its products (for manufacturing industry) or for its services (for service industry)? If yes, provide details in the following format?

    - Not Applicable given the nature of industry.

2. If there are any significant social or environmental concerns and/or risks arising from production or disposal of your products / services, as identified in the Life Cycle Perspective / Assessments (LCA) or through any other means, briefly describe the same along-with action taken to mitigate the same.

    - Not Applicable

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3. Percentage of recycled or reused input material to total material (by value) used in production (for manufacturing industry) or providing services (for service industry).

Indicate Input Material	Recycled or re-used input material to total material	
	FY 2022-23 (Current Financial Year)	FY 2021-22 (Previous Financial Year)
Paper Consumed	13%*	N.A.

* 13% of our total stationery paper procurement in FY 23 comprised of recycled paper

4. Of the products and packaging reclaimed at end of life of products, amount (in metric tons) reused, recycled, and safely disposed, as per the following format:

	FY 2022-23 (Current Financial Year)			FY 2021-22 (Previous Financial Year)		
	Re-Used	Recycled	Safely Disposed	Re-Used	Recycled	Safely Disposed
Plastics (including packaging)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
E-waste	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Hazardous waste	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Other waste	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.

5. Reclaimed products and their packaging materials (as percentage of products sold) for each product category.

☐ Not Applicable

PRINCIPLE 3 Businesses should respect and promote the well-being of all employees, including those in their value chains

Essential Indicators

1. a. Details of measures for the well-being of employees:

Category	Total (A)	% of employees covered by									
		Health insurance		Accident insurance		Maternity benefits		Paternity Benefits		Day Care facilities	
		Number (B)	% (B / A)	Number (C)	% (C / A)	Number (D)	% (D / A)	Number (E)	% (E / A)	Number % (F)	Number % (F/ A)
Permanent employees											
Male	134022	134022	100	134022	100	0	0	134022	100	0	0
Female	39200	39200	100	39200	100	39200	100	0	0	0	0
Total	173222	173222	100	173222	100	39200	22.63	134022	77.37	0	0
Other than Permanent employees											
Male	26	0	0	0	0	0	0	0	0	0	0
Female	7	0	0	0	0	0	0	0	0	0	0
Total	33	0	0	0	0	0	0	0	0	0	0

Note: All employees are covered under Health and accident insurance (within India). Medical expenses and Insurance related to Maternity claims are covered under Health Insurance coverage. Employees based abroad are covered as per benefits guided by local regulations in respective countries

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b. Details of measures for the well-being of workers

Category	Total (A)	% of worker covered by									
		Health insurance		Accident insurance		Maternity benefits		Paternity Benefits		Day Care facilities	
		Number (B)	% (B / A)	Number (C)	% (C / A)	Number (D)	% (D / A)	Number (E)	% (E / A)	Number (F)	% (F / A)
Permanent workers											
Male	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Female	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Total	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Other than Permanent workers											
Male	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Female	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Total	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.

2 Details of retirement benefits, for Current FY and Previous Financial Year.

Benefits	FY 2022-23 (Current Financial Year)			FY 2021-22 (Previous Financial Year)		
	No. of employees covered as a % of total employees	No. of workers covered as a % of total workers	Deducted and deposited with the authority (Y/N/N.A.)	No. of employees covered as a % of total employees	No. of workers covered as a % of total workers	Deducted and deposited with the authority (Y/N/N.A.)
PF	100	N.A.	Yes	100	N.A.	Yes
Gratuity	100	N.A.	Yes	100	N.A.	Yes
ESI	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Other- please specify	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.

1. The bank offers PF and Gratuity benefits only to its permanent employees, 33 individual contract employees are not covered in the scope of retirement benefits.
2. Employees abroad are covered by retirement benefits as guided by local regulations in respective countries
3. Employee data has been externally assured; disclosures on workers is not part of assurance scope

3. Accessibility of workplaces

Are the premises / offices of the entity accessible to differently abled employees and workers, as per the requirements of the Rights of Persons with Disabilities Act, 2016? If not, whether any steps are being taken by the entity in this regard.

- The Bank has prioritized improving infrastructure requirements to facilitate fair and free access for all employees. 1686 of the Bank's branches have ramps installed for facilitating access to differently abled stakeholders

4. Does the entity have an equal opportunity policy as per the Rights of Persons with Disabilities Act, 2016? If so, provide a web-link to the policy.

- Our Conduct Philosophy enshrines that we are an equal opportunity employer and do not discriminate on the basis of race, caste, religion, color, marital status, gender, sexual orientation, age, nationality, ethnic origin.: https://www.hdfcbank.com/content/api/contentstream-id/723fb80a-2dde-42a3-9793-7ae1be57c87f/0ae5b219-aac3-4f26-976c-0a27797d548d?

5. Return to work and Retention rates of permanent employees and workers that took parental leave:

Gender	Permanent employees		Permanent workers	
	Return to work rate	Retention rate	Return to work rate	Retention rate
Male	99.98%	75.58%	N.A.	N.A.
Female	99.27%	59.90%	N.A.	N.A.
Total	99.83%	71.74%	N.A.	N.A.

Employee data has been externally assured; disclosures on workers is not part of assurance scope

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6. Is there a mechanism available to receive and redress grievances for the following categories of employees and worker? If yes, give details of the mechanism in brief.

	Yes/No (If Yes, then give details of the mechanism in brief)
Permanent Workers	Not Applicable
Other than Permanent Workers	Not Applicable
Permanent Employees	Yes, The Bank has a Whistle-blower Policy* in place to handle complaints and grievances from stakeholders.
Other than Permanent Employees	Yes, The Bank has a Whistle-blower Policy* in place to handle complaints and grievances from stakeholders.

*https://www.hdfcbank.com/content/bbp/repositories/723fb80a-2dde-42a3-9793-7ae1be57c87f/?path=/Footer/About%20Us/Corporate%20Governance/Codes%20and%20Policie/pdf/Whistleblower-Policy-2019.pdf

7. Membership of employees and worker in association(s) or Unions recognized by the listed entity:

Category	FY 2022-23 Current Financial Year			FY 2021-22 Previous Financial Year		
	Total employees / workers in respective category (A)	No. of employees / workers in respective category, who are part of association(s) or Union (B)	% (B / A)	Total employees / workers in respective category (C)	No. of employees / workers in respective category, who are part of association(s) or Union (D)	% (D / C)
Total Permanent Employees	173222	242	0.14	141576	252	0.18
Male	134022	170	0.13	114582	177	0.15
Female	39200	72	0.18	26997	75	0.28
Total Permanent Workers	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Male	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Female	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.

8. Details of training given to employees and workers:

Category	FY 2022-23 (Current Financial Year)					FY 2021-22 (Previous Financial Year)				
	Total (A)	On Health and Safety measures		On Skill Upgradation		Total (D)	On Health and Safety measures		On Skill Upgradation	
		No. (B)	% (B / A)	No. (C)	% (C / A)		No. (E)	% (E / D)	No. (F)	% (F / D)
Employees										
Male	134022	-	-	122382	91.31	114582	-	N.A.	102595	89.54
Female	39200	-	-	35358	90.20	26997	-	N.A.	24958	92.45
Total	173222	50444	29.12	157740	91.06	141579	-	N.A.	127553	90.09
Workers										
Male	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Female	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Total	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.

Note: Training on health and safety measures include emergency evacuation drills conducted for business continuity management

9. Details of performance and career development reviews of employees and worker:

☐ The Bank has a very comprehensive multi-dimensional performance measurement system that aligns organizational goals with key objectives for each business. Every employee is required to make a self-assessment of his own performance (bi-annual basis) based on the key result areas of his roles and responsibilities. The Appraiser and Appraisee have a joint performance discussion based on the self-evaluation filled by the Appraisee. The discussion includes feedback on performance, competencies, development needs and career aspirations post which the Appraiser records his / her

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evaluation and overall feedback in the document. As part of the Career management / Career Development Review process, the Bank creates opportunities for employees to develop and grow. HR Business partner along with the Business / Functional heads identify Talent and groom them to meet future needs of the organization by way of career progression, training and development, providing timely exposure to enhance knowledge & skill in accordance with one's potential and interest. The systematic investment of time in career discussion with employees reiterates the Bank's commitment to employees on career progression

	FY 2022-23 (Current Financial Year)			FY 2021-22 (Previous Financial Year)		
	Total (A)	No. (B)	% (B / A)	Total (C)	No. (D)	% (D /C)
Employees						
Male	134022	134022	100	114582	114582	100
Female	39200	39200	100	26997	26997	100
Total	173222	173222	100	141579	141579	100
Workers						
Male	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Female	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Total	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.

10. Health and safety management system:

a. Whether an occupational health and safety management system has been implemented by the entity? (Yes/ No). If yes, the coverage such system?

- The Bank understands the importance to augment health and safety standards in the workplace by means of awareness and assessment. The Bank initiated the 'Workplace Safety & Security Program' through which we inculcate awareness on safety across the organisation. We also initiated fire & safety audits of branches to enhance fire and safety preparedness and to ensure the life safety of employees. Audit is planned in a phased manner and 157 audits have been completed till date, pan - India.

b. What are the processes used to identify work-related hazards and assess risks on a routine and non-routine basis by the entity?

- The Bank has an appropriate incident reporting portal 'Incident Management System' in which incidents get captured. The necessary RCA is to be compiled by regional teams who execute required corrective action,

c. Whether you have processes for workers to report the work-related hazards and to remove themselves from such risks. (Y/N)

- Yes for employees, as mentioned in the previous question.

d. Do the employees/ worker of the entity have access to non-occupational medical and healthcare services? (Yes/ No)

- Yes

11. Details of safety related incidents, in the following format:

Safety Incident/Number	Category	FY 2022-23 (Current Financial Year)	FY 2021-22 (Previous Financial Year)
Lost Time Injury Frequency Rate (LTIFR) (per one-million-person hours worked)	Employees	0	0
	Workers	N.A.	N.A.
Total recordable work-related injuries	Employees	0	0
	Workers	N.A.	N.A.
No. of fatalities	Employees	0	0
	Workers	N.A.	N.A.
High consequence work-related injury or ill-health (excluding fatalities)	Employees	0	0
	Workers	N.A.	N.A.

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12. Describe the measures taken by the entity to ensure a safe and healthy workplace.

- Governance: The Bank has in-house safety and security professionals on advisory role to help ensure a safe workplace.
- Skill Development / awareness: Awareness programmes on safety are conducted for relevant stakeholders.
- Benchmarking and gap assessment: This is conducted for further up-gradation and to achieve set EHS goals.

13. Number of Complaints on the following made by employees and workers:

	FY 2022-23 (Current Financial Year)			FY 2021-22 (Previous Financial Year)		
	Filed during the year	Pending resolution at the end of year	Remarks	Filed during the year	Pending resolution at the end of year	Remarks
Working Conditions	0	0	N.A.	0	0	N.A.
Health & Safety	0	0	N.A.	0	0	N.A.

14. Assessments for the year:

	% of your plants and offices that were assessed (by entity or statutory authorities or third parties)
Health and safety practices	157 fire and safety audits completed pan-India
Working Conditions	None

15. Provide details of any corrective action taken or underway to address safety-related incidents (if any) and on significant risks/ concerns arising from assessments of health & safety practices and working conditions.

☐ As part of our assessments, we have recognized the importance of a robust organisational EHS framework to boost the health and safety practices within the organisation.

Leadership Indicators

1. Does the entity extend any life insurance or any compensatory package in the event of death of

☐ Employees (Y/N) - Yes

☐ Workers (Y/N) - Not Applicable

2. Provide the measures undertaken by the entity to ensure that statutory dues have been deducted and deposited by the value chain partners.

☐ The Bank works towards greater integration of environmental & social considerations in its procurement practices. The Bank also sets clear expectations with vendors and suppliers to abide by labour laws, human rights and regulations in their regions of business.

3. Provide the number of employees / workers having suffered high consequence work- related injury / ill-health / fatalities (as reported in Q11 of Essential Indicators above), who have been rehabilitated and placed in suitable employment or whose family members have been placed in suitable employment:

☐ Not Applicable

4. Does the entity provide transition assistance programs to facilitate continued employability and the management of career endings resulting from retirement or termination of employment? (Yes/ No)

☐ Yes. The Bank offers a comprehensive suit of learning offerings in facilitator led and self paced learning formats. The learning offerings cover a wide range of functional, professional development and leadership development themes. The Bank runs a unqiue retirement transition programme titled Life 2.0. The programme covers the following themes; financial planning, healthy living, living Life 2.0 - keeping oneself gainfully engaged post retirement

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5. Details on assessment of value chain partners:

	% of value chain partners (by value of business done with such partners) that were assessed
Health and safety practices	None
Working Conditions	None

6. Provide details of any corrective actions taken or underway to address significant risks / concerns arising from assessments of health and safety practices and working conditions of value chain partners.

   - Not applicable

PRINCIPLE 4: Businesses should respect the interests of and be responsive to all its stakeholders

Essential Indicators

1. Describe the processes for identifying key stakeholder groups of the entity.

   - HDFC Bank maps its stakeholders based on their level of interest, influence, and impact, prioritize them based on relevance, and develop engagement strategies that meet their needs.

2. List stakeholder groups identified as key for your entity and the frequency of engagement with each

Stakeholder group	Whether identified as Vulnerable & Marginalized Group (Yes/No)	Channels of Communication (Email, SMS, Newspaper, Pamphlets, Advertisement, Community, Meetings, Notice Board, Website), Other	Frequency of engagement of (Annually/ Half yearly/ Quarterly others - please specify	Purpose and scope of engagement including key topics and concerns raised during such engagement
Communities	Yes, children, youth, farmer communities	• Planning, Meeting and Exercises - Needs Assessment/ Baseline/ Participatory Rural Appraisal • Focused Group Discussions • Consultative Workshops • Awareness Sessions and Field Demonstrations • Periodic progress reviews and monitoring	Type: Information, Consultation, Participation Frequency: Continuous engagement/ Annual performance review	Poverty and drudgery alleviation, Improvement in quality of education, Appropriate resource management, Environmental sustainability, Improvement in community hygiene and sanitation
Investors (other than shareholders)	No	Quarterly financial reports, press releases, results conference call and investor presentation and conferences, Analyst day, Investor days, interactions with shareholders and Annual General Meetings (AGMs)	Type: Information, Participation Frequency: Continuous engagements/Quarterly/ Annual	Compliance Governance and ethical practices Economic performance
Shareholders	No	Quarterly reports and press releases Investor meets and Annual General Meetings (AGMs)	Type: Information, Participation Frequency: Quarterly, Annual	Compliance Governance and ethical practices Economic performance
Employees and workers	Yes, people with disabilities	Employee on-ground and virtual connect by Human Resources, Leadership and manager connect, Engagement and Pulse surveys, Employee connect initiatives like talent hunt, wellness initiatives etc. some of which also include their families.	Type: Information, Consultation, Participation Frequency: On-going/ periodic	Employee engagement, Culture and employee experience, Employee wellness and safety, Learning and Development

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Stakeholder group	Whether identified as Vulnerable & Marginalized Group (Yes/No)	Channels of Communication (Email, SMS, Newspaper, Pamphlets, Advertisement, Community, Meetings, Notice Board, Website), Other	Frequency of engagement of (Annually/ Half yearly/ Quarterly others - please specify	Purpose and scope of engagement including key topics and concerns raised during such engagement
Customers	No	Online and postal communications, Customer satisfaction surveys, Customer feedbacks, Regular interaction with customers	Type: Information, Consultation Frequency: Continuous	Ease of transacting across channels Innovative technology applications Data security Advanced Analytics
Value Chain Partners	No	Regular meetings Phone calls and surveys	Type: Information Frequency: Continuous engagement/ Annual performance review	Partnership Governance and ethical practices
Others- Regulatory Bodies	No	Regular meetings, Policy updates and ministry directives, Mandatory filings with key regulators	Type: Information, Consultation, Participation Frequency: Continuous engagement as per requirement	Compliance, Social Security schemes, Relevant national mandates

Leadership Indicators

1. Provide the processes for consultation between stakeholders and the Board on economic, environmental, and social topics or if consultation is delegated, how is feedback from such consultations provided to the Board.

   - The Bank interacts with a wide range of stakeholders who support the identification of important issues, evaluation of business operations, goods, services, and solutions, reduction of reputational risk, and positive impact on our internal and external environments. The engagements include town halls, training sessions, social media platforms, customer satisfaction surveys, stakeholder engagement exercises, and materiality exercises. The Board and senior management are informed of the comments from a wide variety of stakeholders in order to get their advice and take appropriate action. Through its various committees, the Board is provided regular updates on feedback received from stakeholders on economic, environmental, and social topics - which serves as inputs for decision-making by the Board. These include, but are not limited to:

     - The Bank's Board-level Customer Service Committee is constituted to bring about continuous improvements in the quality of customer services provided by the Bank, and brings out innovative measures for enhancing the customer experience and quality of customer service.

     - The Corporate Social Responsibility & ESG (CSR & ESG) Committee of the Board identifies, executes and monitors CSR projects and ensures reporting and communication to the Bank's stakeholders on the Bank's CSR, in addition to monitoring the Bank's ESG Framework, strategy, goals and disclosures.

2. Whether stakeholder consultation is used to support the identification and management of environmental, and social topics (Yes / No). If so, provide details of instances as to how the inputs received from stakeholders on these topics were incorporated into policies and activities of the entity.

   - Yes. The Bank engages with its key stakeholders on an ongoing basis to identify the most pertinent environmental and social topics of interest to its stakeholders and address them through regular updates to policies and programs. During the reporting year, the Bank updated its material topics through extensive consultations with multiple stakeholder groups. The exercise was designed to identify how the various topics impact the Bank's various stakeholders. For each of the material topics identified through this consultation process, the Bank has a robust management approach, as detailed in its Integrated Report. The Bank will continue align it overall strategy in line with the material topics identified.

   - To quote a few examples, during the reporting year, the Bank had aligned its ESG reporting with the requirements of SEBI which is one of its key stakeholders. Additionally, the Bank ensures compliance with the requirements of RBI as updated from time to time. The Bank is also cognizant of the evolving needs of its customers, and offers new products to cater to

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customers' preference for ease of transactions across channels. Similarly, the Bank continues to offer new technology driven, best in class learning resources to its employees to cater to their learning and development needs. The Bank's CSR programs are also designed to cater to the local needs and context of the communities they are designed to serve.

3. Provide details of instances of engagement with, and actions taken to, address the concerns of vulnerable/ marginalized stakeholder groups.

   - With the guidance of our Board-governed Corporate Social Responsibility (CSR) policy, the Bank remains committed to creating value for marginalized communities in the country. The Bank will continue to implement well-structured programs and interventions aimed at improving their well-being and contributing to their sustainable development.

PRINCIPLE 5 Businesses should respect and promote human rights

Essential Indicators

1. Employees and workers who have been provided training on human rights issues and policy(ies) of the entity, in the following format:

Category	FY 2022-23 (Current Financial Year)			FY 2021-22 (Previous Financial Year)		
	Total (A)	No. of employees /workers covered (B)	% (B / A)	Total (C)	No. of employees /workers covered (D)	% (D / C)
Employees						
Permanent	173222	61284	35	141579	31459	22
Other than permanent	33	0	0	26	0	0
Total Employees	173255	61284	35	141605	31459	22
Workers						
Permanent	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Other than permanent	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Total Workers	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.

Employee data has been externally assured; disclosures on workers is not part of assurance scope

2. Details of minimum wages paid to employees and workers, in the following format:

Category	FY 2022-23 (Current Financial Year)					FY 2021-22 (Previous Financial Year)				
	Total (A)	Equal to minimum wages		More than minimum wage		Total (D)	Equal to Minimum Wages		More than minimum wage	
		No. (B)	% (B / A)	No. (C)	% (C / A)		No. (E)	% (E / D)	No. (F)	% (F / D)
Employees										
Male	134022	0	0	134022	100	114582	0	0	114582	100
Female	39200	0	0	39200	100	26997	0	0	26997	100
Total	173222	0	0	173222	100	141579	0	0	141579	100
Workers										
Male	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Female	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Total	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.

3. Details of remuneration / salary / wages, in the following format:

Gender	Male		Female	
	Number	Median remuneration/ salary/ wages of respective category	Number	Median remuneration/ salary/ wages of respective category
Board of Directors (BoD)	7	8400000 INR	3	4900000 INR
Key Managerial Personnel	4	47189000 INR	0	N.A.
Employees other than BoD and KMP	134018	506000 INR	39200	404000 INR
Workers	N.A.	N.A.	N.A.	N.A.

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1. Mr. Malay Patel part of the BOD ceased to be Independent Director on the Board of the Bank with effect from the close of business hours on March 30, 2023, his remuneration has also been included for calculation.
2. 2 Directors (Mr. Sashidhar Jagdishan, Mr. Kaizad Bharucha) have been included within KMP and not calculated under BOD.

4. Do you have a focal point (Individual/ Committee) responsible for addressing human rights impacts or issues caused or contributed to by the business? (Yes/No)

- Yes

5. Describe the internal mechanisms in place to redress grievances related to human rights issues.

- We strictly adhere to our Conduct Philosophy, which prohibits the use of child, forced, or compulsory labor in our operations. Our publicly available Conduct Philosophy includes mechanisms to address issues related to mental or physical coercion, verbal abuse, sexual harassment, sexual abuse, and slavery of employees. We maintain a 'Zero Tolerance' policy on sexual harassment, and an internal complaints committee is in place to address such complaints. We have implemented a Whistle-blower Policy that provides a comprehensive framework for capturing and addressing complaints or grievances from stakeholders. These complaints covered a range of issues, including corruption, improper business practices, and behavioral concerns.

6. Number of Complaints on the following made by employees and workers:

	FY 2022-23 (Current Financial Year)			FY 2021-22 (Previous Financial Year)		
	Filed during the year	Pending resolution at the end of year	Remarks	Filed during the year	Pending resolution at the end of year	Remarks
Sexual Harassment	68	11	-	51	3	-
Discrimination at workplace	0	0	-	0	0	-
Child Labour	0	0	-	0	0	-
Forced Labour/ Involuntary Labour	0	0	-	0	0	-
Wages	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.

Note: Complaints reported pending at the close of FY 2021-22 have been resolved as on date.

7. Mechanisms to prevent adverse consequences to the complainant in discrimination and harassment cases.

- Our Whistleblower Policy aims to assure the Employees and the Stakeholders of confidentiality and protection to the Whistle Blower, who have made any Protected Disclosures against any personal vindictive actions such as humiliation, harassment, or any other form of unfair treatment, as a result of the reporting of a Protected Disclosure. The policy protects Whistle Blowers against any unfair practice like retaliation, threat, intimidation, termination/suspension of service, disciplinary action, transfer, demotion, discrimination, any type of harassment, biased behavior or the like including any direct or indirect use of authority to obstruct the Whistle Blower's right to continue to perform his/her duties/functions including making further Protected Disclosure. The Bank, as a policy, condemns any such action or practice.

  If the Whistle Blower believes that he/she is victimized or has suffered adverse or unfair treatment or retaliation due to him/ her making of the Protected Disclosure, he/she may file an application before the Audit Committee of the Bank seeking redressal in the matter. Audit Committee of the Bank will take such action required to prevent/ reverse initiation of any adverse action against the Whistle Blower. The Audit Committee of the Bank shall also have powers to look into and take necessary steps/ actions in respect of any complaints received from the Whistle Blower about any harassment/ victimization etc. In the event that the identity of the Whistle Blower is disclosed in spite of the Bank's directions to the contrary, the Whistle Blower Committee will be initiating appropriate actions as per extant regulations and policies of the Bank against the person or agency making such unauthorized disclosure. The Whistle Blower Committee may also direct such person or agency to suitably compensate the Whistle Blower.

8. Do human rights requirements form part of your business agreements and contracts? (Yes/No)

- Yes, some of our large projects incorporate human rights due diligence (including child, forced labor). Additionally, the Bank's vendors and suppliers are expected to adhere to laws addressing child, forced or trafficked labor.

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Business Responsibility & Sustainability Report 9. Assessments for the year: % of your plants and offices that were assessed (by entity or statutory authorities or third parties) Child labour None Forced/involuntary labour None Sexual harassment None Discrimination at workplace None Wages None Others—please specify N.A. 10. Provide details of any corrective actions taken or underway to address significant risks / concerns arising from the assessments at Question 9 above. Ł Not Applicable Leadership Indicators 1. Details of a business process being modified / introduced as a result of addressing human rights grievances/ complaints. Ł None 2. Details of the scope and coverage of any Human rights due diligence conducted. Ł None 3. Is the premise/office of the entity accessible to differently abled visitors, as per the requirements of the Rights of Persons with Disabilities Act, 2016? Ł We are committed to improving our infrastructure and services to be more inclusive of people with disabilities. Our ATMs have voice-guided systems and Braille keypads to assist visually impaired customers, and we are increasing the number of ATMs with ramps for wheelchair users. 1686 of the Bank’s branches have ramps installed for facilitating access to differently abled stakeholders 4. Details on assessment of value chain partners: Ł % of value chain partners (by value of business done with such partners) that were assessed Child labour Forced/involuntary labour Sexual harassment Assessment has not yet been conducted Discrimination at workplace Wages Others—please specify 5. Provide details of any corrective actions taken or underway to address significant risks / concerns arising from the assessments at Question 4 above. Ł Not Applicable. 428

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PRINCIPLE 6: Businesses should respect and make efforts to protect and restore the environment

Essential Indicators

1. Details of total energy consumption (in Joules or multiples) and energy intensity, in the following format:

Parameter	FY 2022-23 (Current Financial Year)	FY 2021-22 (Previous Financial Year)
Total electricity consumption (A)	1,566,144.37 GJ	1,310,888.10 GJ
Total fuel consumption (B)	408,954.00 GJ	285,611.45 GJ
Energy consumption through other sources (C)	N.A.	N.A.
Total energy consumption (A+B+C)	1,975,098.38 GJ	1,596,499.55 GJ
Energy intensity per rupee of turnover (Total energy consumption / turnover in INR) J/INR	1,024.43	1,015.18
Energy intensity (optional) - the relevant metric may be selected by the entity GJ/FTE	11.40	11.28

For calculation methodology/approach/assumptions, please refer to the 'Environment' chapter on page 81 of the Integrated Annual Report

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, assurance undertaken by Price Waterhouse LLP

2. Does the entity have any sites / facilities identified as designated consumers (DCs) under the Performance, Achieve and Trade (PAT) Scheme of the Government of India? (Y/N) If yes, disclose whether targets set under the PAT scheme have been achieved. In case targets have not been achieved, provide the remedial action taken, if any.

   ☐ No.

3. Provide details of the following disclosures related to water.

Parameter	FY 2022-23 (Current Financial Year)
Water withdrawal by source (in kilolitres)	0
(i) Surface water	0
(ii) Groundwater	0
(iii) Third party water	0
(iv) Seawater / desalinated water	2167000
(v) Others	2167000
Total volume of water withdrawal (in kilolitres) (i + ii + iii + iv + v)	2167000
Total volume of water consumption (in kilolitres)	0.0001
Water intensity per rupee of turnover (Water consumed / turnover)	12.51
Water intensity (optional) – the relevant metric may be selected by the entity	11.40

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

   ☐ No.

4. Has the entity implemented a mechanism for Zero Liquid Discharge? If yes, provide details of its coverage and implementation.

   ☐ The Bank does not generate industrial wastewater. However, for the sewage that is produced, we have taken proactive steps by installing sewage treatment plants at some of our larger office premises.

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5. Please provide details of air emissions (other than GHG emissions) by the entity.

    - We report on GHG emissions; given our sector, details of air emissions other than GHG is not material to us.

    Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

    - Not Applicable.

6. Provide details of greenhouse gas emissions (Scope 1 and Scope 2 emissions) & its intensity, in the following format:

Parameter	Unit	FY 2022-23 (Current Financial Year)			FY 2021-22 (Previous Financial Year)		
		CO_2 Emissions (tCO_2e)	CH_4 Emissions (tCO_2e)	N_2O Emissions (tCO_2e)	CO_2 Emissions (tCO_2e)	CH_4 Emissions (tCO_2e)	N_2O Emissions (tCO_2e)
Total Scope 1 emissions (Break-up of the GHG into CO_2, CH_4, N_2O, HFCs, PFCs, SF_6, NF_3, if available)	Metric tonnes of CO^2 equivalent	29661.21	76.70	90.87	20,771.60	46.46	58.92
				Total 29,828.77 tCO_2e			Total 20,876.97 tCO_2e
Total Scope 2[#] emissions (Break-up of the GHG into CO_2, CH_4, N_2O, HFCs, PFCs, SF_6, NF_3, if available)	Metric tonnes of CO_2 equivalent			3,06,840.44 tCO_2e			287,667.11 tCO_2e
Total Scope 1 and Scope 2[#] emissions per rupee of turnover	Gram of CO_2 equivalent per unit income in rupee			0.17			0.20
Total Scope 1 and Scope 2[#] emission intensity (optional) - the relevant metric may be selected by the entity	tCO_2e per Full Time Employee			1.94		2.18	

1. For calculation methodology/approach/assumptions, please refer to the 'Environment' chapter on page 81 of the Integrated Annual Report
2. At present, data on account of gases released from refrigerants has not been included in Scope 1 emissions as the bank is in the process of collating the same.
3. Scope 2[#] emissions have been calculated as per market-based approach.

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, assurance undertaken by Price Waterhouse LLP

7. Does the entity have any project related to reducing Green House Gas emissions? If Yes, then provide details.

    - Yes, the Bank remains committed to implementing meaningful and system-driven changes to reduce the greenhouse gas (GHG) intensity of our operations. To achieve this, we have adopted firm-level guidelines for operations and procurement, focusing on both supply-side and demand-side interventions. On the demand side, we have successfully implemented Smart IoT systems and other measures to reduce emissions. Innovative technologies have enhanced energy efficiency and we are on the path to reducing our footprint in line with carbon neutrality strategy. On the supply side, we have taken steps to promote renewable energy adoption. We have installed solar panels on our office buildings and procured renewable electricity, leading to savings of approximately 1799 tCO_2 emissions. By prioritizing renewable sources, we are actively working towards a more sustainable energy mix.

      As a responsible bank, we prioritize paper waste reduction and tree plantation within our value chain. Through our digital solutions and process automation, we have significantly reduced paper waste generation. As part of our green event guidelines we have conserved approximately 33.10 Lakh square feet of paper. Our ambitious tree plantation initiative has successfully planted over 30 lakh trees, reducing GHG emissions and enhancing our social and relationship capital. By digitizing processes, we enable customers to minimize visits to physical locations, reducing associated emissions. Where paper use is necessary, we utilize recycled paper to lower our ecological footprint. Despite a 13% increase in our customer base, FY23 saw emissions rise by 14%, underscoring our unwavering commitment to sustainability.

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8. Provide details related to waste management by the entity, in the following format:

Parameter	FY 2022-23 (Current Financial Year)	FY 2021-22 (Previous Financial Year)
Total Waste generated (in metric tonnes)		
Plastic waste (A)	7.01	N.A.
E-waste (B)	88.15	212
Bio-medical waste (C)	N.A.	N.A.
Construction and demolition waste (D)	N.A.	N.A.
Battery waste (E)	16.67	N.A.
Radioactive waste (F)	N.A.	N.A.
Other Hazardous waste. Please specify, if any. (G)	4.56	N.A.
Other Non-hazardous waste generated (H). Please specify, if any. (Break-up by composition i.e. by materials relevant to the sector)	14.24	N.A.
Sector specific (Paper waste (I)*	163.25	N.A.
Total (A + B + C + D + E + F + G + H + I)	293.89	212

For each category of waste generated, total waste recovered through recycling, re-using or other recovery operations (in metric tonnes)

Parameter	FY 2022-23 (Current Financial Year)	FY 2021-22 (Previous Financial Year)
Category of waste		
(i) Recycled	293.89	212
(ii) Re-used	N.A	N.A
(iii) Other recovery operations	N.A	N.A
Total	293.89	212
For each category of waste generated, total waste disposed by nature of disposal method (in metric tonnes)		
Category of waste		
(i) Incineration	N.A	N.A
(ii) Landfilling	N.A	N.A
(iii) Other disposal operations	N.A	N.A
Total	N.A	N.A

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

- No

9. Briefly describe the waste management practices adopted in your establishments. Describe the strategy adopted by your company to reduce the usage of hazardous and toxic chemicals in your products and processes and the practices adopted to manage such wastes.

- The Bank is actively working towards sustainable waste management by implementing a policy that prioritizes segregation, recycling, and safe handling of waste. We have successfully implemented a recycling program for e-waste, paper waste, food waste, plastic waste, and other non-hazardous waste in 16 offices. The disposal of owned IT assets resulted in 88.15 metric tonnes of e-waste, which is responsibly disposed through authorized recyclers. The Bank plans to progressively expand waste-tracking facilities and increase coverage over the next few years. Hazardous waste generated from DG sets and DG oil is disposed off using approved vendors.

10. If the entity has operations/offices in/around ecologically sensitive areas (such as national parks, wildlife sanctuaries, biosphere reserves, wetlands, biodiversity hotspots, forests, coastal regulation zones etc.) where environmental approvals / clearances are required, please specify details in the following format:

- Not Applicable.

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Business Responsibility & Sustainability Report 11. Details of environmental impact assessments of projects undertaken by the entity based on applicable laws, in the current financial year: Ł Not Applicable. 12. Is the entity compliant with the applicable environmental law/ regulations/ guidelines in India; such as the Water (Prevention and Control of Pollution) Act, Air (Prevention and Control of Pollution) Act, Environment protection act and rules thereunder (Y/N). If not, provide details of all such non-compliances, in the following format: Ł The Bank complies with all applicable laws. There have been no instances of non-compliance with respect to mentioned regulations. Leadership Indicators 1. Provide break-up of the total energy consumed (in Joules or multiples) from renewable and non-renewable sources, in the following format: Parameter FY 2022-23 FY 2021-22 (Current Financial Year) (Previous Financial Year) From renewable sources Total electricity consumption (A) 10,333.68 GJ N.A. Total fuel consumption (B) N.A. N.A. Energy consumption through other sources (C) N.A. N.A. Total energy consumed from renewable sources (A+B+C) 10,333.68 GJ N.A. From non-renewable sources Total electricity consumption (D) 1,555,810.69 GJ 1,310,888.10 GJ Total fuel consumption (E) 408,954.00 GJ 285,611.45 GJ Energy consumption through other sources (F) N.A. N.A. Total energy consumed from non-renewable sources (D+E+F) 1,964,764.69 GJ 1,596,499.55 GJ Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency. Ł Yes, assurance undertaken by Price Waterhouse LLP 2. Provide the following details related to water discharged: Ł Not Applicable. Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency. Ł Not Applicable 3. Water withdrawal, consumption and discharge in areas of water stress (in kilolitres): Ł Not Applicable Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency. Ł Not Applicable 432

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4. Please provide details of total Scope 3 emissions & its intensity, in the following format:

Parameter	Unit	FY 2022-23 (Current Financial Year)	FY 2021-22 (Previous Financial Year)
Total Scope 3 emissions (Break-up of the GHG into CO_2, CH_4, N_2O, HFCs, PFCs, SF_6, NF_3, if available)	Metric tonnes of CO_2 equivalent	48,596.12 tCO_2	42,697.30 tCO_2
Total Scope 3 emissions per rupee of turnover	Gram per CO_2 per rupee income	0.025	0.027
Total Scope 3 emission intensity (optional) - the relevant metric may be selected by the entity	tCO_2/FTE	0.28	0.3

Note: Indicate if any independent assessment/ evaluation/assurance has been carried out by an external agency? (Y/N) If yes, name of the external agency.

Yes, assurance undertaken by Price Waterhouse LLP

5. With respect to the ecologically sensitive areas reported at Question 10 of Essential Indicators above, provide details of significant direct & indirect impact of the entity on biodiversity in such areas along-with prevention and remediation activities.

- Given the nature of our business, we do not have significant direct impacts on biodiversity. However, we do ensure that the large industrial, infrastructure projects we lend to, are compliant to all environmental regulations, including those linked to biodiversity.

6. If the entity has undertaken any specific initiatives or used innovative technology or solutions to improve resource efficiency, or reduce impact due to emissions / effluent discharge / waste generated, please provide details of the same as well as outcome of such initiatives, as per the following format:

Sr. No	Initiative undertaken	Details of the initiative (Web-link, if any, may be provided along-with summary)	Outcome of the initiative
1.	Green Event guidelines	Green event guidelines that includes digital, green marketing initiatives have helped reduce paper consumption.	Saved about 33.10 Lakh square feet of paper
2.	Tree Plantation	30 Lakh+ trees planted so far	45,000+ tCO_2e/per year CO_2 sequestration potential created through our plantation activities so far
3.	Energy Reduction Initiatives (Demand Side)	Installation of Smart IoT systems has reduced the electricity consumption	5.2million + units saved through Smart IoT
4.	Renewable Energy Initiatives (Supply Side)	• Installed solar panels in our office buildings, increasing use of onsite renewable energy 238.5 kWp of solar power commissioned so far and green tariff from utility and are transforming select offices to Green Power • Procured green power at premium triff from utility at 12 premises to transform these select offices to green power	• 2533.8 MWh electricity procured through Green Tariff and 1799 tCO_2e emissions avoided • 336.65 MWh of electricity consumed from solar rooftop plants, leading to avoidance of 239.02 tCO_2e

7. Does the entity have a business continuity and disaster management plan? Give details in 100 words/ web link.

- The Bank takes proactive measures to ensure the reliability and seamless continuity of our operations. We prioritize the highest standards of Information & Cyber Security Practices and Data Privacy Measures, ensuring the protection of sensitive data and maintaining the trust of our customers. Additionally, our ISO 22301:2019 certified Business Continuity Program ensures the reliability and seamless continuity of our operations. Our business continuity program is meticulously designed to align with regulatory guidelines and it undergoes thorough reviews and audits.

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8. Disclose any significant adverse impact to the environment, arising from the value chain of the entity. What mitigation or adaptation measures have been taken by the entity in this regard.

   - The Bank is fully dedicated to improving its portfolio by integrating climate and ESG considerations. Currently, we are in the advanced stages of creating a comprehensive "Sustainable Finance Framework" that has been developed in line with Bond principles (developed by the International Capital Markets Association - ICMA) and Loan Principles (developed by the Loan Market Association - LMA) as the basis for identification of "sustainable finance segments". Some of the key industry segments which have been identified thus far as "sustainable segments" include: Renewable energy - Solar and Wind power generation, Hydro-electric power generation, Agriculture and Allied Businesses, Biomass and other non-conventional energy sources, Sustainable/affordable Infrastructure and Impact NBFCs.

9. Percentage of value chain partners (by value of business done with such partners) that were assessed for environmental impacts.

   - Post the roll-out of the Bank's detailed ESG and Climate Change Assessment template, more than 1400 borrowers were assessed under the framework.

PRINCIPLE 7 Businesses, when engaging in influencing public and regulatory policy, should do so in a manner that is responsible and transparent

Essential Indicators

1. a. Number of affiliations with trade and industry chambers/ associations:

   - 3

   b. List the top 10 trade and industry chambers/ associations (determined based on the total members of such body) the entity is a member of / affiliated to:

Name of the trade and industry chambers/ associations	Reach of trade and industry chambers/ associations (State/National)
Indian Banks' Association	National
Bombay Chamber of Commerce and Industry	National
Indo German Chamber of Commerce	National

2. Provide details of corrective action taken or underway on any issues related to anti- competitive conduct by the entity, based on adverse orders from regulatory authorities

   - None

Name of authority	Brief of the case	Corrective action taken
N.A.	N.A.	N.A.

Leadership Indicators

1. Details of public policy positions advocated by the entity:

S. No.	Public policy advocated	Method resorted for such advocacy Whether information available in the public domain? (Yes/No)	Frequency of Review by Board (Annually / Half yearly / Quarterly / Others - please specify)	Web Link, if available
Not Applicable. The Bank does not engage in policy advocacy.				

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PRINCIPLE 8 Businesses should promote inclusive growth and equitable development

Essential Indicators

1. Details of Social Impact Assessments (SIA) of projects undertaken by the entity based on applicable laws, in the current financial year.

Name and brief details of project	SIA Notification No.	Date of notification	Whether conducted by independent external agency (Yes / No)	Results communicated in public domain (Yes / No)	Relevant Web link
C002-22- Assessment of a COVID support project for provision of nutrition and hygiene kits for frontline workers	-	-	Yes (Impact PSD)	Yes	https://v.hdfcbank.com/content/dam/hdfc-aem-microsites/csr/pdfs/impact-reports/Impact-Assessment-of-C002-22-COVID-Support-Project.pdf
C0105-22 - Assessment of a COVID support project for setting up Oxygen Plants	-	-	Yes (Impact PSD)	Yes	https://v.hdfcbank.com/content/dam/hdfc-aem-microsites/csr/pdfs/impact-reports/C0105-22-Impact-Assessment-Report-of-Covid-Support-Project.pdf
D003-Assessment of a project that promoted financial inclusion	-	-	Yes (Impact PSD)	Yes	https://v.hdfcbank.com/content/dam/hdfc-aem-microsites/csr/pdfs/impact-reports/D003_FIBC%20_Direct-Programme-Impact-Assessment-Report_FY22-23.pdf
D011- Assessment of a project that focused on improving financial literacy	-	-	Yes (IPSOS)	Yes	https://v.hdfcbank.com/content/dam/hdfc-aem-microsites/csr/pdfs/impact-reports/D011_Direct-Project-Dhanchayat-Impact-Assessment-Report_FY22-23.pdf
P0032-Assessment of a project on promotion of education in remote rural locations	-	-	Yes (Dev-Insights)	Yes	https://v.hdfcbank.com/content/dam/hdfc-aem-microsites/csr/pdfs/impact-reports/P0032_FDP-Impact-Assessment-Report-FY22-23.pdf
P0040-Assessment of a project that promoted giving for social causes by Bank employees	-	-	Yes (Impact PSD)	Yes	https://v.hdfcbank.com/content/dam/hdfc-aem-microsites/csr/pdfs/impact-reports/P0040-Payroll-Project-FDP-Impact-Assessment-Report-FY22-23.pdf
P0082 -Assessment of a Holistic Rural Development Project	-	-	Yes (Intellecap (NRMC))	Yes	https://v.hdfcbank.com/content/dam/hdfc-aem-microsites/csr/pdfs/impact-reports/P0082_HRDP-Impact-Assessment-Report-FY22-23.pdf
V085- Assessment of a project that focused on enhancing classrooms to "Digital Classrooms"	-	-	Yes (Impact PSD)	Yes	https://v.hdfcbank.com/content/dam/hdfc-aem-microsites/csr/pdfs/impact-reports/P0085-FDP-Digital-Classroom-Impact-Assessment-Report-FY%2022-23.pdf
V086 - Assessment of a project that focused on enhancing classrooms to "Digital Classrooms"	-	-	Yes (Impact PSD)	Yes	https://v.hdfcbank.com/content/dam/hdfc-aem-microsites/csr/pdfs/impact-reports/P0086-Digital-Classroom_FDP-Impact-Assessment-Report-FY22-23.pdf

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Name and brief details of project	SIA Notification No.	Date of notification	Whether conducted by independent external agency (Yes / No)	Results communicated in public domain (Yes / No)	Relevant Web link
P0096 - Assessment of a Holistic Rural Development Project	-	-	Yes (Intellecap (NRMC))	Yes	https://v.hdfcbank.com/content/dam/hdfc-aem-microsites/csr/pdfs/impact-reports/P0096_HRDP-Impact-Assessment-Report-FY22-23.pdf
P0118-Assessment of a Holistic Rural Development Project	-	-	Yes (Intellecap (NRMC))	Yes	https://v.hdfcbank.com/content/dam/hdfc-aem-microsites/csr/pdfs/impact-reports/P0118_HRDP-Impact-Assessment-Report-FY22-23.pdf
P0155 - Assessment of a Holistic Rural Development Project	-	-	Yes (Intellecap (NRMC))	Yes	https://v.hdfcbank.com/content/dam/hdfc-aem-microsites/csr/pdfs/impact-reports/P0155_HRDP-Impact-Assessment-Report_FY22-23.pdf
P0176 - Assessment of a Holistic Rural Development Project	-	-	Yes (Intellecap (NRMC))	Yes	https://v.hdfcbank.com/content/dam/hdfc-aem-microsites/csr/pdfs/impact-reports/P0176-HRDP-Impact-Assessment-Report_FY22-23.pdf
P0177- Assessment of a Holistic Rural Development Project	-	-	Yes (Intellecap (NRMC))	Yes	https://v.hdfcbank.com/content/dam/hdfc-aem-microsites/csr/pdfs/impact-reports/P0177-HRDP-Impact-Assessment-Report_FY22-23.pdf
P0201 - Assessment of a Holistic Rural Development Project	-	-	Yes (Intellecap (NRMC))	Yes	https://v.hdfcbank.com/content/dam/hdfc-aem-microsites/csr/pdfs/impact-reports/P0201_HRDP-Impact-Assessment-Report_FY22-23.pdf
P0204 - Assessment of a Holistic Rural Development Project	-	-	Yes (Intellecap (NRMC))	Yes	https://v.hdfcbank.com/content/dam/hdfc-aem-microsites/csr/pdfs/impact-reports/P0204_HRDP-Impact-Assessment-Report-FY22-23.pdf
P0211 - Assessment of a Holistic Rural Development Project	-	-	Yes (Intellecap (NRMC))	Yes	https://v.hdfcbank.com/content/dam/hdfc-aem-microsites/csr/pdfs/impact-reports/P0211_HRDP-Impact-Assessment-Report-FY22-23.pdf
P0213 - Assessment of a Holistic Rural Development Project	-	-	Yes (Intellecap (NRMC))	Yes	https://v.hdfcbank.com/content/dam/hdfc-aem-microsites/csr/pdfs/impact-reports/P0213_HRDP-Impact-Assessment-Report-FY%2022-23.pdf
P0217 - Assessment of a Holistic Rural Development Project	-	-	Yes (Intellecap (NRMC))	Yes	https://v.hdfcbank.com/content/dam/hdfc-aem-microsites/csr/pdfs/impact-reports/P0217_HRDP-Impact-Assessment-Report-FY22-23.pdf
P0221 - Assessment of a Holistic Rural Development Project	-	-	Yes (Intellecap (NRMC))	Yes	https://v.hdfcbank.com/content/dam/hdfc-aem-microsites/csr/pdfs/impact-reports/P0221_HRDP-Impact-Assessment-Report-FY22-23.pdf

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Name and brief details of project	SIA Notification No.	Date of notification	Whether conducted by independent external agency (Yes / No)	Results communicated in public domain (Yes / No)	Relevant Web link
P0233 - Assessment of a Holistic Rural Development Project	-	-	Yes (Intellecap (NRMC))	Yes	https://v.hdfcbank.com/content/dam/hdfc-aem-microsites/csr/pdfs/impact-reports/P0233_HRDP-Impact-Assessment-Report-FY22-23.pdf
P0240 - Assessment of a Holistic Rural Development Project	-	-	Yes (Intellecap (NRMC))	Yes	https://v.hdfcbank.com/content/dam/hdfc-aem-microsites/csr/pdfs/impact-reports/P0240_HRDP-Impact-Assessment-Report-FY22-23.pdf
P0247 - Assessment of a Holistic Rural Development Project	-	-	Yes (Intellecap (NRMC))	Yes	https://v.hdfcbank.com/content/dam/hdfc-aem-microsites/csr/pdfs/impact-reports/P0247_HRDP-Impact-Assessment-Report-FY22-23.pdf
P0251 - Assessment of a Holistic Rural Development Project	-	-	Yes (Intellecap (NRMC))	Yes	https://v.hdfcbank.com/content/dam/hdfc-aem-microsites/csr/pdfs/impact-reports/P0251_HRDP-Impact-Assessment-Report-FY22-23.pdf
P0253 - Assessment of a Holistic Rural Development Project	-	-	Yes (Intellecap (NRMC))	Yes	https://v.hdfcbank.com/content/dam/hdfc-aem-microsites/csr/pdfs/impact-reports/P0253_HRDP-Impact-Assessment-Report-FY22-23.pdf
P0256 - Assessment of a Holistic Rural Development Project	-	-	Yes (Intellecap (NRMC))	Yes	https://v.hdfcbank.com/content/dam/hdfc-aem-microsites/csr/pdfs/impact-reports/P0256_HRDP-Impact-Assessment-Report-FY22-23.pdf
P0258 - Assessment of a Holistic Rural Development Project	-	-	Yes (Intellecap (NRMC))	Yes	https://v.hdfcbank.com/content/dam/hdfc-aem-microsites/csr/pdfs/impact-reports/P0258_HRDP-Impact-Assessment-Report_FY22-23.pdf
P0259 - Assessment of a Scholarships project	-	-	Yes (Impact PSD)	Yes	https://v.hdfcbank.com/content/dam/hdfc-aem-microsites/csr/pdfs/impact-reports/P0259_Scholarship-Project-Impact-Assessment-Report_FY22-23.pdf
C008-22 - Assessment of Covid support Project	-	-	Yes (Impact PSD)	Yes	https://v.hdfcbank.com/content/dam/hdfc-aem-microsites/csr/pdfs/impact-reports/C008-22-Impact-Assessment-of-SYMBIOSIS-UHRC-FY22-23.pdf
P0260 - Assessment of a project on promotion of education in public schools in urban cities	-	-	Yes (Primus Partners)	Yes	https://v.hdfcbank.com/content/dam/hdfc-aem-microsites/csr/pdfs/impact-reports/P0260_FDP-Impact-Assessment-Report-FY22-23.pdf
P0261 - Assessment of a Holistic Rural Development Project	-	-	Yes (Intellecap (NRMC))	Yes	https://v.hdfcbank.com/content/dam/hdfc-aem-microsites/csr/pdfs/impact-reports/P0261-HRDP-Impact-Assessment-Report.pdf

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Name and brief details of project	SIA Notification No.	Date of notification	Whether conducted by independent external agency (Yes / No)	Results communicated in public domain (Yes / No)	Relevant Web link
P0264 - Assessment of utilization of the digital services provided because of support provided through Common Service Centres (CSC).	-	-	Yes (Impact PSD)	Yes	https://v.hdfcbank.com/content/dam/hdfc-aem-microsites/csr/pdfs/impact-reports/P0264_CSC-FDP-Impact-Assessment-Report_FY22-23.pdf
P0265 - Assessment of a Skill and Livelihood Development project with nursing students from rural background	-	-	Yes (Social Lens)	Yes	https://v.hdfcbank.com/content/dam/hdfc-aem-microsites/csr/pdfs/impact-reports/FDP-Impact-Assessment-Report-HDFC-P0265.pdf
P0266 - Assessment of a Holistic Rural Development Project	-	-	Yes (Intellecap (NRMC))	Yes	https://v.hdfcbank.com/content/dam/hdfc-aem-microsites/csr/pdfs/impact-reports/P0266-HRDP-Impact-Assessment-Report-FY22-23.pdf
P0480 - Assessment of a project that provided solar lights in rural communities	-	-	Yes (Impact PSD)	Yes	https://v.hdfcbank.com/content/dam/hdfc-aem-microsites/csr/pdfs/impact-reports/Impact-Assessment-Report-of-FDP_P0480.pdf
V083 - Assessment of a Tree Plantation Project	-	-	Yes (Thinkthrough Consulting (TTC))	Yes	https://v.hdfcbank.com/content/dam/hdfc-aem-microsites/csr/pdfs/impact-reports/V083-HDFC-FDP-Impact-Assessment-Report-Designed_FINAL.pdf

2. Provide information on project(s) for which ongoing Rehabilitation and Resettlement (R&R) is being undertaken by your entity, in the following format:

   ☐ Not Applicable

3. Describe the mechanisms to receive and redress grievances of the community.

   ☐ The Bank's whistle-blower policy covers all the stakeholders of the Bank including the community.

4. Percentage of input material (inputs to total inputs by value) sourced from suppliers:

	FY 2022-23 (Current Financial Year)	FY 2021-22 (Previous Financial Year)
Directly sourced from MSMEs/ small producers	The only material input for our sector is paper. Hence this question is not applicable/ material to us	The only material input for our sector is paper. Hence this question is not applicable/ material to us
Sourced directly from within the district and neighbouring districts	N.A.	N.A.

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Overview | Introduction to HDFC Bank | Our Performance | How We Create Value | Our Strategy | Responsible Business | Statutory Reports and Financial Statements

Leadership Indicators

1. Provide details of actions taken to mitigate any negative social impacts identified in the Social Impact Assessments (Reference: Question 1 of Essential Indicators above):

Details of negative social impact identified	Corrective action taken
None	N.A.

2. Provide the following information on CSR projects undertaken by your entity in designated aspirational districts as identified by government bodies:

S. No.	State	Aspirational District	Amount spent (In INR)
1	ANDHRA PRADESH	KADAPA	5,44,16,865.20
2	ANDHRA PRADESH	VISAKHAPATNAM	4,90,90,667.67
3	ANDHRA PRADESH	VIZIANAGARAM	4,90,90,667.67
4	ASSAM	BAKSA	3,31,69,524.80
5	ASSAM	DARRANG	1,45,60,004.76
6	ASSAM	DHUBRI	1,02,51,084.75
7	BIHAR	AURANGABAD	2,29,34,680.93
8	BIHAR	BEGUSARAI	1,82,23,170.46
9	BIHAR	GAYA	1,37,18,918.00
10	BIHAR	NAWADA	1,55,60,454.00
11	BIHAR	SHEIKHPURA	1,49,52,260.50
12	BIHAR	SITAMARHI	2,00,33,094.00
13	CHHATTISGARH	BASTAR	1,10,79,797.00
14	CHHATTISGARH	KANKER	40,49,093.67
15	CHHATTISGARH	KONDAGAON	1,57,18,818.00
16	CHHATTISGARH	KORBA	2,26,18,845.00
17	GUJARAT	DOHAD	1,75,59,086.00
18	HARYANA	NUH	1,47,29,385.00
19	JAMMU AND KASHMIR	BARAMULLA	1,07,55,290.62
20	JHARKHAND	BOKARO	2,38,62,691.00
21	JHARKHAND	CHATRA	71,42,857.14
22	JHARKHAND	DUMKA	2,71,14,982.83
23	JHARKHAND	EAST SINGHBHUM	6,97,05,331.67
24	JHARKHAND	GARHWA	45,45,454.55
25	JHARKHAND	GIRIDIH	2,89,66,230.14
26	JHARKHAND	GODDA	3,14,16,947.50
27	JHARKHAND	GUMLA	45,45,454.55

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S. No.	State	Aspirational District	Amount spent (In INR)
28	JHARKHAND	HAZARIBAG	2,08,10,004.76
29	JHARKHAND	KHUNTI	5,53,68,663.29
30	JHARKHAND	LATEHAR	2,22,46,458.55
31	JHARKHAND	LOHARDAGA	3,28,29,519.51
32	JHARKHAND	PAKUR	45,45,454.55
33	JHARKHAND	PALAMU	2,74,33,782.91
34	JHARKHAND	RAMGARH	79,99,820.55
35	JHARKHAND	RANCHI	7,74,89,005.24
36	JHARKHAND	SAHIBGANJ	2,82,94,796.14
37	JHARKHAND	SIMDEGA	2,12,49,890.55
38	JHARKHAND	WEST SINGHBHUM	52,84,868.33
39	KARNATAKA	GADAG	31,46,927.50
40	KARNATAKA	YADGIR	1,21,08,717.00
41	KERALA	WAYANAD	2,56,26,319.22
42	MADHYA PRADESH	BARWANI	69,83,605.00
43	MADHYA PRADESH	CHATTTARPUR	1,20,49,023.85
44	MADHYA PRADESH	DAMOH	3,56,38,377.54
45	MADHYA PRADESH	EAST NIMAR	1,23,53,780.86
46	MADHYA PRADESH	GUNA	1,17,64,781.00
47	MADHYA PRADESH	RAJGARH	1,56,28,686.80
48	MADHYA PRADESH	VIDISHA	75,11,180.00
49	MAHARASHTRA	JALGAON	5,66,534.33
50	MAHARASHTRA	NANDED	3,03,04,636.33
51	MAHARASHTRA	NANDURBAR	7,68,62,676.33
52	MAHARASHTRA	OSMANABAD	4,04,44,889.23
53	MANIPUR	CHANDEL	3,05,019.20
54	MEGHALAYA	RI BHOI	3,71,65,602.35
55	ODISHA	BALANGIR	14,10,97,032.33
56	ODISHA	KALAHANDI	3,73,77,992.36
57	ODISHA	KANDHAMAL	1,42,90,933.96
58	ODISHA	KORAPUT	1,44,31,204.00
59	ODISHA	NABARANGAPUR	1,63,59,265.00
60	ODISHA	NUAPARA	1,65,28,890.33

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S. No.	State	Aspirational District	Amount spent (In INR)
61	ODISHA	RAYAGADA	1,97,03,988.00
62	PUNJAB	FEROZEPUR	1,88,85,711.00
63	RAJASTHAN	BARAN	1,77,11,481.00
64	RAJASTHAN	DHOLPUR	1,15,09,889.00
65	RAJASTHAN	JAISALMER	1,67,39,866.60
66	RAJASTHAN	KARAULI	2,80,32,193.00
67	RAJASTHAN	SIROHI	1,32,12,500.00
68	TAMIL NADU	RAMANATHAPURAM	76,55,853.33
69	TAMIL NADU	VIRUDHUNAGAR	2,87,81,495.48
70	TELANGANA	ADILABAD	5,66,534.33
71	TELANGANA	JAYASHANKAR BHUPALAPALLY	1,27,45,699.25
72	UTTAR PRADESH	BAHRAICH	2,22,93,170.00
73	UTTAR PRADESH	BALRAMPUR	1,95,05,349.30
74	UTTAR PRADESH	CHANDAULI	2,14,59,635.00
75	UTTAR PRADESH	CHITRAKOOT	2,48,87,094.00
76	UTTAR PRADESH	SHRAVASTI	2,08,33,154.00
77	UTTAR PRADESH	SIDDHARTHNAGAR	44,05,355.00
78	UTTARAKHAND	HARIDWAR	5,29,26,030.49

3. (a) Do you have a preferential procurement policy where you give preference to purchase from suppliers comprising marginalized /vulnerable groups? (Yes/No)

   ☐ No

   (b) From which marginalized /vulnerable groups do you procure?

   ☐ N.A.

   (c) What percentage of total procurement (by value) does it constitute?

   ☐ N.A.

4. Details of the benefits derived and shared from the intellectual properties owned or acquired by your entity (in the current financial year), based on traditional knowledge:

   ☐ Not Applicable

5. Details of corrective actions taken or underway, based on any adverse order in intellectual property related disputes wherein usage of traditional knowledge is involved.

   ☐ Not Applicable

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6. Details of beneficiaries of CSR Projects:

S. No.	CSR Project	No. of persons benefitted from CSR Projects	% of beneficiaries from vulnerable and marginalized groups
1	Rural Development	12,71,448	100
2	Promoting Education	3,89,385	100
3	Skill Training & Livelihood Enhancement	3,00,797	100
4	Healthcare & Hygiene	37,118	100
5	Environmental Sustainability	11,268	100

PRINCIPLE 9 Businesses should engage with and provide value to their consumers in a responsible manner

Essential Indicators

1. Describe the mechanisms in place to receive and respond to consumer complaints and feedback.

   - HDFC Bank has a transparent Grievance Redressal Policy and Mechanism in place that ensures prompt and effective resolution of complaints. Customers can contact the Bank through various channels, including branches, phone banking, website, net banking, and retail asset customer service centers. Complaints not resolved on the same day are logged into the CRMnext system or Vision Plus for Credit Card-related issues. The CRMnext system categorizes grievances, maintains turnaround times (TAT), and has an auto escalation mechanism for unresolved cases. The Bank provides acknowledgment with a Complaint Reference Number (CRN) and keeps customers informed about any delays in resolution. Regulatory grievances are handled by designated Nodal Officers, and the Bank has an Internal Ombudsman as per RBI guidelines, with their decisions binding on the Bank.

2. Turnover of products and services as a percentage of turnover from all products/services that carry information about:

	As a percentage to total turnover
Environmental and social parameters relevant to the product	N.A.
Safe and responsible usage	N.A.
Recycling and/or safe disposal	N.A.

3. Number of consumer complaints in respect of the following:

	FY 2022-23 (Current Financial Year)			FY 2021-22 (Previous Financial Year)		
	Received during the year	Pending resolution at end of year	Remarks	Received during the year	Pending resolution at end of year	Remarks
Data privacy	2	0	-	46	0	-
Advertising	33	0	-	0	0	-
Cyber-security	0	0	-	0	0	-
Delivery of essential services	2457	11	-	-	-	-
Restrictive Trade Practices	0	0	-	-	-	-
Unfair Trade Practices	7616	88	-	-	-	-
Other	0	0	-	-	-	-

4. Details of instances of product recalls on account of safety issues:

	Number	Reasons for recall
Voluntary recalls	0	N.A.
Forced recalls	0	N.A.

442

Introduction to Our How We Our Responsible Statutory Reports and Overview HDFC Bank Performance Create Value Strategy Business Financial Statements 5. Does the entity have a framework/ policy on cyber security and risks related to data privacy? (Yes/No) If available, provide a web-link of the policy. Ł Yes, As a responsible banker, cyber security, and data privacy are of paramount importance to us. To manage these risks, we have constituted an IT Strategy Committee, Information Security Committee in addition to the Information Security Group with specific roles and responsibilities. We also have in place a cyber-security framework and an information security programme. We undertake stringent processes and measures such as vulnerability management processes that actively scan for security threats, logging, and monitoring procedures to deal with network intrusions and incidents. We adhere to the ‘Code of Bank’s Commitment to Customers’ as prescribed by the Banking Codes and Standards Board of India (BCSBI) and Employee and Customer Awareness Procedures, to ensure customer privacy and are guided by our Information Security Policy and Cyber Security Policy, which is at par with global standards in information security. Further, we have an independent assurance team within Internal Audit which provides assurance on the management of information technology-related risks. Our commitment to privacy is backed by a robust governance framework at HDFC Bank. This framework comprises key components such as a designated privacy officer, cross-functional privacy teams, and a well-defined chain of responsibility for addressing privacy-related matters. These measures ensure that privacy is embedded in every aspect of our operations, enabling us to proactively protect personal information, foster a culture of privacy awareness and effectively respond to privacy concerns or inquiries. The Bank’s data privacy policy ensures that data is handled responsibly and with the utmost concern for security and privacy. The details of the data privacy policy can be found here: https://www.hdfcbank.com/personal/useful-links/privacy More details on our information security and data privacy practices can be found in our chapter on Business Continuity Management, Information & Cyber Security Practices and Data Privacy Measures as part of the Integrated Report. 6. Provide details of any corrective actions taken or underway on issues relating to advertising, and delivery of essential services; cyber security and data privacy of customers; re-occurrence of instances of product recalls; penalty / action taken by regulatory authorities on the safety of products/services. Ł The Bank’s CRM next system has the capability to record and categorize grievances into different types and maintain turnaround times (TAT) for specific category / sub-category. It also has an auto escalation mechanism for cases not resolved within defined TAT. With this the Bank not only ensures that all the issues are recorded and resolved, but shall also ensures effective monitoring /escalation mechanism to the senior functionary responsible in case of the grievance not being resolved within defined timelines. Leadership Indicators 1. Channels / platforms where information on products and services of the entity can be accessed (provide web link, if available). Ł The information related on products and services of the entity can be found here: https://www.hdfcbank.com/personal/ about-us/overview/our-businesses 2. Steps taken to inform and educate consumers about safe and responsible usage of products and/or services. Ł Please refer to the Corporate Commitment and Citizens Charter in the webpage https://www.hdfcbank.com/personal/ useful-links/citizens-charter for steps taken on informing and educating our customers. 3. Mechanisms in place to inform consumers of any risk of disruption/discontinuation of essential services. Ł The Bank takes proactive measures to ensure the reliability and seamless continuity of our operations. We prioritize the highest standards of Information & Cyber Security Practices and Data Privacy Measures, ensuring the protection of sensitive data and maintaining the trust of our customers. Additionally, our ISO 22301:2019 certified Business Continuity Program ensures the reliability and seamless continuity of our operations. Our Business Continuity Program is meticulously designed to align with regulatory guidelines and it undergoes thorough reviews and audits. The Bank’s Business Continuity Program helps manage continuity of critical business operations and accelerated resumption of services after a disaster. The plan also ensures quick recovery of critical business applications during hardware/ network/power failure etc. HDFC Bank Limited Integrated Annual Report 2022-23 443

Business Responsibility & Sustainability Report 4. Does the entity display product information on the product over and above what is mandated as per local laws? (Yes/No/Not Applicable). If yes, provide details in brief. Ł No Did your entity carry out any survey with regard to consumer satisfaction relating to the major products/services of the entity, significant locations of operation of the entity or the entity as a whole? (Yes/No) Ł Yes, the Bank reached out to 100 Million customers for their feedback and 3.2 million feedback of customers was captured across key channels, critical episodes and key product journey. 5. Provide the following information relating to data breaches: a. Number of instances of data breaches along-with impact Ł None b. Percentage of data breaches involving personally identifiable information of customers Ł None 444

Shareholder Information A) DIVIDENDS Receipt of Dividends through Electronic mode The SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 have directed that listed companies shall mandatorily make all payments to investors including dividend to shareholders, by using any RBI approved electronic mode of payment viz., National Automated Clearing House (NACH), Direct Credit, Real Time Gross Settlement (RTGS), National Electronic Fund Transfer (NEFT), etc. In order to receive the dividend without loss of time (as and when declared by the Bank), all the eligible shareholders holding shares in demat mode are requested to update with their respective Depository Participants, their correct core banking account number, including 9 digit MICR Code and 11 digit IFSC Code, e-mail ID and Mobile No(s). This will facilitate the remittance of the dividend amount as directed by SEBI directly in the bank account electronically. Updation of e-mail IDs and Mobile No(s) will also enable sending communication relating to credit of dividend, unencashed dividend etc. Shareholders holding shares in physical form may communicate details relating to their core banking account, viz., core banking account number, including 9 digit MICR Code and 11 digit IFSC Code, e-mail ID and Mobile No(s) to the Registrars & Transfer Agents (R&T agent) viz., Datamatics Business Solutions Limited having address at Plot No. B 5, Part B Crosslane, MIDC, Marol, Andheri (E), Mumbai-400 093, providing duly filled in ISR-1 with the required documents as stated therein. Various modes for making payment of dividend under electronic mode: In case, the shareholder has updated core banking account details (including 9 digit MICR Code and 11 digit IFSC code) for the purpose of payment of dividend (as and when declared by the Bank), then the Bank shall make the payment of dividend to such shareholder under any one of the following modes: 1. National Automated Clearing House (NACH) 2. Real Time Gross Settlement (RTGS) 3. National Electronic Fund Transfer (NEFT) 4. Direct credit in case the shareholders have an active Bank account with HDFC Bank Limited (Direct Credit). In case dividend paid by electronic mode is returned or rejected by the corresponding bank due to any reason then the Bank will issue a dividend warrant and print the bank account details available in its records on the said dividend warrant to avoid fraudulent encashment of the warrants. The dividend warrant will be dispatched by the R&T agent at the registered address of the shareholder. Transfer of Equity Shares to Investor Education and Protection Fund (IEPF) Authority Pursuant to the applicable provisions of Section 124(6) of the Companies Act, 2013, all equity shares in respect of which dividend has / have remained unpaid or unclaimed for consecutive seven (7) years, the corresponding equity shares have been transferred in the name of IEPF Authority as notified by the Ministry of Corporate Affairs (MCA), Government of India. The MCA has also notified the applicability of Section 124(6) along with the Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 with effect from September 7, 2016, as amended from time to time (collectively the “IEPF Rules”). As per said IEPF Rules, companies are required to transfer the equity shares to IEPF Authority where seven (7) years as provided under Section 124(5) of the Companies Act, 2013 have been completed and upon completion of three (3) months from the date of the notification of the IEPF Rules, as stated hereinabove. In compliance with the aforesaid provision on November 30, 2017, your Bank has transferred 5,524,448 equity shares to the IEPF Authority, MCA account (IEPF) bearing demat account no 12047200 13676780 which is opened with SBI CAP Securities Ltd as Depository Participant under the Central Depository Services (India) Limited (CDSL). As required under the said provisions, all subsequent corporate benefits that may accrue in relation to the above shares will also be credited to the IEPF Authority. Your Bank has further transferred 828,846 equity shares, 710,122 equity shares, 144,206 equity shares and 348,171 equity shares to the IEPF account on April 12, 2019, August 30, 2019, August 25, 2020 and September 15, 2021 respectively. During the year ended March 31, 2023, your Bank has further transferred 294,249 equity shares to the IEPF account on September 16, 2022. The IEPF Authority, till March 31, 2023, transferred 848,499 equity shares against the claims received by them from the shareholders. (Share figures reported are of the face value of ` 1.00 each). As per the terms of Section 124(6) of the Companies Act, 2013 and Rule 7 of the IEPF Rules, the shareholders whose corresponding equity shares of the face value of ` 1.00 each stand transferred to IEPF account can claim those shares from IEPF Authority by making an online application in Form IEPF-5 which is available at https://www.iepf.gov.in. HDFC Bank Limited Integrated Annual Report 2022-23 445

Shareholder Information

Guidelines to file your claim

- For claiming the shares and dividend from the IEPF Authority, shareholders can make an online web based application through MCA portal. Shareholders need to register themselves on MCA portal by creating Login ID credentials. After successful login into MCA portal, shareholders have to click on "MCA Services" tab and choose "IEPF-5" option under "Investor Services" and follow the due process for filing the form.
- Printout of the duly filled Form IEPF-5 with claimant and joint holders' (if any) signature and along with the acknowledgment issued after uploading the form will have to be submitted together with an indemnity bond in original, cancelled Cheque leaf of active bank account (details of which are mentioned by the claimant at the time of uploading the web-based form), and other documents as mentioned in Form IEPF-5 to the Nodal Officer (IEPF) of the Bank in an envelope marked "Claim for refund from IEPF Authority". Certain information about the Bank which will have to be submitted are as under:

  (a) Corporate Identification Number (CIN) of the Bank: L65920MH1994PLC080618

  (b) Name of the Bank: HDFC Bank Limited

  (c) Address of registered office of the Bank: HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013

  (d) Email ID of the Bank: shareholder.grievances@hdfcbank.com

Unclaimed Dividends

As per the applicable provisions of the Companies Act, 2013 read with the Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 ("IEPF Rules"), the Bank is statutorily required to transfer to the Investor Education and Protection Fund (IEPF), all dividends remaining unclaimed for a period of seven (7) years from the date they became due for payment. Dividends for and up to the financial year ended March 31, 2015 have already been transferred to the IEPF and the dividend for the financial year ended March 31, 2016 will be transferred to the IEPF on or around August 20, 2023. The details of unclaimed dividends for the financial year ended 2016 onwards and the last date for claiming such dividends are given hereinafter:

Dividend for the year ended	Date of Declaration of dividend	Last date for claiming dividend
March 31, 2016	July 21, 2016	July 20, 2023
March 31, 2017	July 24, 2017	July 23, 2024
March 31, 2018	June 29, 2018	June 28, 2025
March 31, 2019	July 12, 2019	July 11, 2026
Special Interim Dividend 2019-20	July 20, 2019	July 19, 2026
March 31, 2021	July 17, 2021	July 16, 2028
March 31, 2022	July 16, 2022	July 15, 2029

B) SHARES LYING IN UNCLAIMED SUSPENSE ACCOUNT

Particulars	Records / No.of shareholders	Equity Shares (Face value of ₹ 1.00 each)
Opening Balance as on April 1, 2022	3,203	1,376,798
Less: Claims received and shares transferred *	96	106,190
Less: shares transferred to IEPF account	392	125,380
Closing Balance as on March 31, 2023 **	2,715	1,145,228

* Number of shareholders who approached the Bank for the transfer of shares from the suspense account.

** Voting rights on these shares shall remain frozen till the rightful owners of such shares claim these shares.

Deduction of tax at source on dividend

In terms of the provisions of the Income-tax Act, 1961, ("the Act"), dividend paid or distributed by a Company on or after April 1, 2020 is taxable in the hands of the shareholders. The Company shall therefore be required to deduct tax at source at the time of payment of dividend. The deduction of tax at source will be based on the category of shareholders and subject to fulfilment of conditions as provided herein below:

- **For Resident shareholders**

Tax will be deducted at source ("TDS") under Section 194 of the Act @ 10% on the amount of dividend payable unless exempt under any of the provisions of the Act. However, in case of resident shareholders, TDS would not apply if the aggregate of total dividend distributed/paid to them by the Company during a financial year does not exceed Rs.5,000/-.

Tax will not be deducted at source in cases where a shareholder provides Form 15G (applicable to all individuals) / Form 15H (applicable to an individual above the age of 60 years), provided that the eligibility conditions are satisfied. Blank Form 15G and 15H can be downloaded from the link given at the end of this communication. Please note that all fields mentioned in the Form

446

Introduction to Our How We Our Responsible Statutory Reports and Overview HDFC Bank Performance Create Value Strategy Business Financial Statements are mandatory and the Bank may reject the forms submitted, if they do not fulfil the requirement of the law. NIL / lower tax shall be deducted on the dividend payable to following resident shareholders on submission of self-declaration (as per formats attached) as listed below: i. Insurance companies: Declaration that the provisions of Section 194 of the Act are not applicable to them along with self-attested copy of registration certificate and PAN card; ii. Mutual Funds: Declaration by Mutual Fund shareholder eligible for exemption under section 10(23D) of the Income- tax Act, 1961 along with self-attested copy of registration documents and PAN card; iii. Alternative Investment Fund (AIF) established in India: Declaration that the shareholder is eligible for exemption under section 10(23FBA) of the Act and they are established as Category I or Category II AIF under the SEBI regulations, along with copy of self-attested registration documents and PAN card; iv. New Pension System Trust: Declaration along with self-attested copy of documentary evidence supporting the exemption and self-attested copy of PAN card; v. Other shareholders – Declaration along with self-attested copy of documentary evidence supporting the exemption and self-attested copy of PAN card; vi. Shareholders who have provided a valid certificate issued under section 197 of the Act for lower / nil rate of deduction or an exemption certificate issued by the income tax authorities along with Declaration. • For non-resident shareholders (including Foreign Portfolio Investors) Tax is required to be withheld in accordance with the provisions of Section 195 and section 196D of the Act at applicable rates in force. As per the relevant provisions of the Act, the tax shall be withheld @ 20% (plus applicable surcharge and cess) on the amount of dividend payable. However, as per Section 90 of the Act, a non-resident shareholder has the option to be governed by the provisions of the Double Tax Avoidance Agreement (“DTAA”) between India and the country of tax residence of the shareholder, if they are more beneficial to the shareholder. For this purpose, i.e. to avail the Double Tax Avoidance Agreement (DTAA) benefits, the non-resident shareholder will have to provide the following: i. Self-attested copy of PAN card, if any, allotted by the Indian Income Tax Authorities; ii. Self-attested copy of Tax Residency Certificate (“TRC”) obtained from the tax authorities of the country of which the shareholder is resident; iii. Electronically generated Form 10F (for non-resident possessing PAN) and in case of non-resident not possessing PAN, a hard copy of duly executed Form 10F; iv. Self-declaration (refer format) by the non-resident shareholder of meeting DTAA eligibility requirement and satisfying beneficial ownership requirement (Non-resident having PE in India would need to comply with provisions of section 206AB of the IT Act); v. In case of Foreign Portfolio Investors, self-attested copy of SEBI registration certificate; vi. In case of shareholder being tax resident of Singapore, along with the above (as may be applicable), please furnish the letter issued by the competent authority or any other evidences demonstrating the non-applicability of Article 24 —Limitation of Relief under India-Singapore Double Taxation Avoidance Agreement (DTAA). Application of beneficial DTAA rate shall depend upon the completeness and satisfactory review by the Bank, of the documents submitted by non-resident shareholders and meeting requirement of the Act read with applicable DTAA. It must be ensured that self-declaration should be addressed to HDFC Bank and should be in the same format as attached. In the absence of the same, the Bank will not be obligated to apply the beneficial DTAA rate at the time of tax deduction on dividends. Form 10F in digital format is mandatory for non-resident shareholders having PAN in India or who are required to obtain PAN in India. Form 10F in any other format will not be considered for treaty benefit. • Section 206AB of the Act Rate of TDS @10% under section 194 of the Act is subject to provisions of section 206AB of Act which provides for TDS in respect of non-filers of income-tax return. As provided in section 206AB, tax is required to be deducted at the highest of following rates in case of payments to specified persons:—at twice the rate specified in the relevant provision of the Act; or—at twice the rate or rates in force; or—at the rate of 5%. As per Central Board of Direct Taxes vide Circular No. 11 of 2021 dated June 21, 2021, for determining TDS rate on Dividend, the Company will be using functionality of the Income-tax department to determine the applicability of Section 206AB of the Act. HDFC Bank Limited Integrated Annual Report 2022-23 447

Shareholder Information To summarise, dividend will be paid after deducting the tax at source as under: i. NIL for resident shareholders receiving dividend upto Rs. 5,000/- or in case Form 15G / Form 15H (as applicable) along with self-attested copy of the PAN card is submitted. ii. 10% for other resident shareholders in case copy of PAN card is provided/available. iii. 20% for resident shareholders if copy of PAN card is not provided / not available. iv. Tax will be assessed on the basis of documents submitted by the non-resident shareholders. v. 20% plus applicable surcharge and cess for nonresident shareholders in case the relevant documents are not submitted. vi. Lower/ NIL TDS on submission of self-attested copy of the valid certificate issued under section 197 of the Act. Aforesaid rates will be subject to applicability of section 206AB of the Act. The Government has made it mandatory for all taxpayers having a PAN to link it with their Aadhaar. In terms of Rule 37BA of Income Tax Rules 1962, if dividend income on which tax has been deducted at source is assessable in the hands of a person other than the deductee, then such deductee should file declaration with Bank in the manner prescribed by the Rules. In case tax on dividend is deducted at a higher rate in the absence of receipt or defect in any of the aforementioned details / documents, you will be able to claim refund of the excess tax deducted by filing your income tax return. No claim shall lie against the Bank for such taxes deducted. Updation of Bank account details While on the subject, we request you to submit / update your bank account details with your Depository Participant, in case you are holding shares in the electronic form. In case your shareholding is in the physical form, you will have to submit a scanned copy of a covering letter, duly signed by you, along with a cancelled cheque leaf with your name and bank account details and a copy of your PAN card duly self-attested. This will facilitate receipt of dividend directly into your bank account. In case the cancelled cheque leaf does not bear your name, please attach a copy of the bank pass-book statement, duly self-attested. 448 Disclaimer: The information set out herein above is included for general information purposes only and does not constitute legal or tax advice. Since the tax consequences are dependent on facts and circumstances of each case, the investors are advised to consult their own tax consultant with respect to speci?c tax implications arising out of receipt of dividend.

Registered Office HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai – 400 013 Tel: + 91 22 6652 1000 Fax: + 91 22 2496 0737 Corporate Identification Number L65920MH1994PLC080618 Joint Statutory Auditors (FY23) MM Nissim & Co. LLP, Chartered Accountants Price Waterhouse LLP, Chartered Accountants Registrars & Transfer Agents Datamatics Business Solutions Limited Plot No. B 5, Part B Crosslane, MIDC, Marol, Andheri (East), Mumbai – 400 093 Tel: + 91 22 6671 2213/14 Fax: + 91 22 6671 2011 E-mail: hdinvestors@datamaticsbpm.com

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